7/15


07023564

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of China

*CURRENT ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35030 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/16/07


Beijing 2008


中国银行
BANK OF CHINA

北京2008年奥运会银行合作伙伴
OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES

ANNUAL REPORT 2006

Delivering Growth and Excellence

Bank of China Limited
(a joint stock company incorporated in the People's Republic of China with limited liability)

Stock Code: 3988

Bank of China

Bank of China was formally established in February 1912 pursuant to the approval of Mr. Sun Yatsen. In the following 37 years until the founding of the People's Republic of China in 1949, the Bank served as the central bank, international exchange bank and specialized foreign trade bank of the country. As the pillar of the country's financial industry during a period of turmoil in history, Bank of China was committed to serving the public and developing the nation's financial industry and achieved significant developments in many areas of its business operations through prudent management and progressive reforms. After the founding of the People's Republic of China, Bank of China became the state-designated specialized foreign exchange and foreign trade bank. Having maintained and promoted its strong entrepreneurial spirit, the Bank contributed substantially to the development of the country's foreign trade and the national economy.

In 1994 and following the entrenchment of the reform of the financial sector, Bank of China was converted from a specialized foreign exchange and foreign trade bank into a wholly state-owned commercial bank providing comprehensive and high quality banking services.

In 1994 and 1995, Bank of China became a note issuing bank in Hong Kong and Macau, respectively.

On 26 August 2004, Bank of China Limited was formally incorporated in Beijing as a state-controlled joint stock commercial bank, representing a new chapter in its history and signaling a huge step forward in becoming a modern joint stock commercial bank with sound corporate governance practices. On 1 June 2006, Bank of China was listed on the Hong Kong Stock Exchange (stock code: 3988) and shortly after, on the Shanghai Stock Exchange (stock code: 601988) on 5 July 2006. The listings in Hong Kong and Shanghai have further enhanced its strengths and influence in the international and domestic markets, bringing additional splendor to its century-old brand.

Bank of China is one of the major domestic financial service providers. Its business scope covers commercial banking, investment banking and insurance. Members of the Group include BOCHK, BOCI, BOCG Insurance and other financial institutions. The core business of the Bank is commercial banking which includes corporate banking, personal banking and financial markets. In terms of tier one capital, it ranked 17th among the world's top 1,000 banks by "The Banker" magazine in 2006.

With a history of almost a hundred years in the financial industry of China, Bank of China is well-known for its continuous business innovations and the development of many "firsts" in the domestic banking industry, while paying regard to the needs for prudence in its operations. It is widely recognized and commended by its peers and customers in international settlement, foreign exchange, trade finance, etc. Bank of China is also the most internationalized bank in China. BOC London Branch, the first overseas branch of Chinese banks, was established in 1929. After that, the Bank successively opened branches in global financial centers, and has built up its institutional network in 27 countries and regions. It was the first among Chinese banks to recruit international experts and to introduce modern business management concepts into its operations with a view to becoming a premier international bank.

As the sole banking partner of the Beijing 2008 Olympic Games, Bank of China will offer efficient and high quality financial services to domestic and foreign customers. It will promote and spread the Olympic spirits and contribute to the success of this magnificent sports event, thereby improving its corporate image and its value to the community.

Delivering **Growth**
and **Excellence**

Financial Highlights

Note: This report is prepared in accordance with International Financial Reporting Standards

Unit: RMB million

	Note	2006	2005	2004	2003
					(note 1)
Results of operations					
Net interest income		**121,371**	101,008	88,435	76,597
Non-interest income		**27,007**	24,098	27,378	17,599
Operating income	2	**148,378**	125,106	115,813	94,196
Loan impairment losses		**(12,342)**	(11,486)	(23,812)	(18,100)
Operating expenses		**(68,731)**	(59,984)	(54,879)	(46,080)
Operating profit		**67,305**	53,636	37,122	30,016
Profit before income tax		**67,937**	53,811	37,263	29,947
Profit after tax		**48,264**	31,558	27,065	26,785
Profit attributable to the equity holders of the Bank		**42,830**	25,921	22,301	23,615
Total dividend		**10,154**	14,112	14,200	N/A
Balance sheet items					
Total assets		**5,327,653**	4,740,048	4,265,221	3,973,280
Loans and advances to customers, net		**2,337,726**	2,152,112	2,072,919	1,921,861
Investment securities	3	**1,892,482**	1,683,313	1,321,646	1,104,105
Total liabilities		**4,914,697**	4,484,529	4,037,314	3,751,434
Due to customers		**4,091,118**	3,699,464	3,338,448	3,033,364
Capital and reserves attributable to the equity holders of the Bank		**382,917**	226,419	200,755	196,820
Number of ordinary shares in issue					
Average (shares, million)	4	**236,055**	186,425	186,390	186,390
Year-end (shares, million)		**253,839**	209,427	186,390	186,390
Per share					
Earnings per share for profit attributable to the equity holders of the Bank (basic and diluted)		**0.18**	0.14	0.12	0.13
Dividend per share (before tax, RMB)	5	**0.04**	0.07	0.08	N/A
Net assets per share (RMB)	6	**1.51**	1.08	1.08	1.06
Key financial ratios					
Return on average total assets (%)	7	**0.96**	0.70	0.66	0.74
Return on average equity (%)	8	**14.06**	12.14	11.22	12.00
Net interest spread (%)	9	**2.28**	2.21	2.14	2.08
Net interest margin (%)	10	**2.45**	2.33	2.24	2.16
Loan to deposit ratio (%)	11	**59.45**	60.42	64.33	71.24
Non-interest income to operating income (%)	12	**18.20**	19.26	23.64	18.68
Cost to income (%)		**46.32**	47.95	47.39	48.92
Cost to income (excluding business and other taxes, %)		**41.97**	43.41	43.08	44.70
Capital adequacy ratios					
Core capital adequacy ratio (%)		**11.44**	8.08	8.48	N/A
Capital adequacy ratio (%)		**13.59**	10.42	10.04	N/A
Asset quality					
Identified impaired loans		**103,232**	109,530	118,383	358,218
Identified impaired loans to gross loans (%)		**4.24**	4.90	5.51	16.58
Allowance for loan impairment losses		**94,293**	83,153	74,769	239,039
Allowance for loan impairment losses to identified impaired loans (%)		**91.34**	75.92	63.16	66.73
Allowance for loan impairment losses to gross loans (%)		**3.88**	3.72	3.48	11.06
Credit cost (%)	13	**0.53**	0.52	1.11	N/A
Human resources					
Number of employees of the Group (person)	14	**232,632**	229,742	238,672	241,401
Credit ratings					
Moody's		**A2**	A2	A2	A2
Standard & Poor's		**BBB+**	BBB+	BBB–	BB+
Fitch Ratings		**A–**	A–	BBB+	BBB+
Exchange rate					
USD/RMB year-end middle rate		**7.8087**	8.0702	8.2765	8.2767
EUR/RMB year-end middle rate		**10.2665**	9.5797	11.2627	10.3383
HKD/RMB year-end middle rate		**1.0047**	1.0403	1.0637	1.0657
Share price (year-end closing price)					
Bank of China (601988, RMB per ordinary share)		**5.43**	N/A	N/A	N/A
Bank of China (3988, HKD per ordinary share)		**4.27**	N/A	N/A	N/A
BOC Hong Kong (Holdings) Limited (2388, HKD per ordinary share)		**21.15**	14.95	14.85	14.60

On 26 August 2004, the Bank converted its form of ownership into a state-controlled joint stock commercial bank and Bank of China Limited was formed and registered in Beijing. On 1 June 2006 and 5 July 2006, the Bank's shares were successfully listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively, being the first bank in China dual-listed in the international and domestic capital markets.

Note 1. The results of operations and related financial ratios for the year 2003 were adjusted to exclude the net gain on the disposal of BOCHK Holdings' shares of RMB7.4 billion.

Note 2. Operating income comprises net interest income and non-interest income. Non-interest income includes net fee and commission income, net trading (losses)/gains, net (losses)/gains on investment securities and other operating income.

Note 3. Investment securities include available-for-sale securities, held-to-maturity securities, loans and receivables and trading assets and other financial instruments at fair value through profit or loss.

Note 4 Average number of ordinary shares in issue represents the weighted average number of ordinary shares in issue during the period

Note 5. Dividend per share = total dividend ÷ number of ordinary shares in issue at the year-end

Note 6. Net assets per share = capital and reserves attributable to the equity holders of the Bank at the year-end ÷ number of ordinary shares in issue at the year-end

Note 7. Return on average total assets = profit after tax ÷ average total assets Average total assets = (total assets at the beginning of the year + total assets at the year-end) ÷ 2

Note 8. Return on average equity = profit attributable to the equity holders of the Bank ÷ average owner's equity (excluding minority interest). Average owner's equity (excluding minority interest) = (owner's equity, excluding minority interest, at the beginning of the year + owner's equity, excluding minority interest, at the year-end) ÷ 2. As the total owner's equity (excluding minority interest) was less than zero at January 1, 2003, the ratio for the year 2003 is computed using total equity (excluding minority interest) as at 31 December 2003.

Note 9 Net interest spread = average yield of interest-earning assets–average cost of interest-bearing liabilities Average yield of interest-earning assets = interest income ÷ average balance of interest-earning assets. Average cost of interest-bearing liabilities = interest expense ÷ average balance of interest-bearing liabilities. Average balances are daily average balances derived from the Bank's management accounts (unaudited).

Note 10 Net interest margin = net interest income ÷ average balance of interest-earning assets. Average balance is daily average balance derived from the Bank's management accounts (unaudited).

Note 11 Loan to deposit ratio = balance of loans and advances to customers at year-end ÷ balance of due to customers at year-end

Note 12 Non-interest income to operating income=non-interest income ÷ operating income. In 2006, excluding the losses from revaluation of foreign currency positions of RMB9.82 billion (2005: RMB4 746 billion), the non-interest income accounted for 23.28% (2005 22.21%) of the total operating income.

Note 13. Credit cost = impairment losses on loans and advances ÷ average balance of loans and advances to customers. Average balance of loans and advances to customers = (balance of loans and advances to customers at the beginning of the year + balance of loans and advances to customers at the end of the year) ÷ 2

Note 14 Number of employees of the Group includes temporary and contract staff.


Profit after tax
Unit: RMB million


54,000
48,000
42,000
36,000
30,000
24,000
18,000
12,000
6,000
0
2003
2004
2005
2006


Operating income
Unit: RMB million


160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2003
2004
2005
2006

Identified impaired loans

Unit: RMB million


400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2003
2004
2005
2006



Financial Highlights



Contents

Corporate Information

Registered Corporate Name in Chinese

中國銀行股份有限公司

Registered Corporate Name in English

BANK OF CHINA LIMITED

Legal Representative

XIAO Gang

Board of Directors

Honorary Chairperson

CHEN Muhua

Honorary Vice Chairperson

CHUANG Shih Ping

Chairman

XIAO Gang

Vice Chairman

LI Lihui

Executive Director

HUA Qingshan
LI Zaohang

Non-Executive Director

ZHANG Jinghua
YU Erniu
ZHU Yan
ZHANG Xinze
HONG Zhihua
HUANG Haibo
Sir Frederick Anderson GOODWIN
SEAH Lim Huat Peter

Independent Non-Executive Director

Anthony Francis NEOH
William Peter COOKE
Patrick de SAINT-AIGNAN
Alberto TOGNI

Board of Supervisors

Chairman of Board of Supervisors

LIU Ziqiang

Supervisor

WANG Xueqiang
LIU Wanming
LI Chunyu *(Employee Supervisor)*
LIU Dun *(Employee Supervisor)*

Senior Management

President

LI Lihui

Executive Vice President

HUA Qingshan
LI Zaohang
ZHOU Zaiqun
ZHANG Yanling
ZHU Min
WANG Yongli

Secretary of the Party Discipline Committee

ZHANG Lin

Authorized Representatives

LI Lihui
YEUNG Jason Chi Wai

Secretary to the Board of Directors

YEUNG Jason Chi Wai

Qualified Accountant

LEUNG Frances Kim Lan

Registered Address of Head Office

No. 1 Fuxingmen Nei DaJie, Beijing, China

Office Address

No. 1 Fuxingmen Nei DaJie, Beijing, China

Post code: 100818
Telephone: (86)010-66596688
Fax: (86)010-66594568
Website: http://www.boc.cn
E-mail: bocir@bank-of-china.com

Place of Business in Hong Kong

Bank of China Tower,
1 Garden Road,
Central,
Hong Kong

Selected Newspapers and Websites for Information Disclosure

According to the regulations by CSRC, the selected newspapers for PRC GAAP announcement in Chinese Mainland: *China Securities, Shanghai Securities, Securities Times, China Daily.* The IFRS announcement will be published in one Chinese and one English Hong Kong Newspaper at the same time.

Website designated by CSRC to publish the Annual Report: http://www.sse.com.cn

Website designated by the Stock Exchange of Hong Kong Limited to publish the Annual Report: http://www.hkex.com.hk

Places where the Annual Report can be obtained: major business locations

Hong Kong Legal Adviser

Freshfields Bruckhaus Deringer

China Legal Adviser

King & Wood PRC Lawyers

Compliance Advisers

Goldman Sachs (Asia) L.L.C.
UBS AG acting through its business group, UBS Investment Bank

Listing Affairs Representatives



Luo Nan

Address: No. 1 Fuxingmen Nei DaJie, Beijing, China
Post code: 100818
Telephone: (86)010-66594626
Fax: (86)010-66594568
E-mail: bocir@bank-of-china.com

Auditors

Domestic auditor:

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company
Address:
11th Floor, PwC Center,
No. 202 Hubin Road,
Shanghai, China
Post code: 200021

International auditor:

PricewaterhouseCoopers
Address:
22/F, Prince's Building,
Central, Hong Kong

Sponsors for A Share

China Galaxy Securities Co. Ltd.
CITIC Securities Co. Ltd.
Guotai Junan Securities Co. Ltd.

Other Relevant Information

Date of first registration

31 October 1983

Modified registration date

26 August 2004

Authority of first registration

State Administration of Industry and Commerce of PRC

Corporate business licence serial number

1000001000134

Financial institution licence serial number

B10311000H0001

Tax registration certificate number

JSZZ 110102100001342

Message from the Chairman

I am pleased to report to our shareholders and members of the community the significant achievements we made in 2006. In 2006, Bank of China recorded an after-tax profit attributable to equity holders of RMB42.83 billion, an increase of 65.23% from the previous year, and an earnings per share (EPS) of RMB0.18. This result is well above our projected net profit attributable to equity holders of at least RMB33 billion and EPS of RMB0.14 at the time of our public listing. Operating income and operating profit before impairment losses on loans and advances rose, respectively, to RMB148.378 billion and RMB79.647 billion, an increase of 18.6% and 22.3% from their respective figures last year. Return on average total assets (ROA) and return on average equity (ROE) have reached 0.96% and 14.06%, respectively. While ensuring a steady increase in profitability, the Bank reduced both the overall balance and ratio of our impaired loans. As of the end of 2006, our impaired loan balance stood at RMB103.232 billion, a decrease of RMB6.298 billion from last year's end balance, and our impaired loan ratio decreased to 4.24% from 4.90%.

At the Annual Shareholders' Meeting on 14 June 2007, the Board of Directors will propose a cash dividend of RMB0.04 per share for the second half of 2006. The total amount of the cash dividend accounts for approximately 43.48% of distributable profit during the period, and is at the high end of the dividend payout ratio of 35%–45% that we announced when we went public.

2006 marked the first year of China's 11th Five-Year Plan, and China's economy continued to maintain steady and rapid growth, albeit some imbalances in the economic development have been noticed. The transformation process has started for the development mode of the Chinese economy to go towards quality, efficiency, cleanliness, safety, and the realization of growth in a fully harmonious and sustainable manner. China's financial market has been steady and buoyant, with ample liquidity in the money market and continued success in its banking reform.

Against these various opportunities and challenges, we continue to enhance our position as the premier bank in China and pursue our objective of becoming a leading international bank. In 2006, Bank of China became the first bank in China to be dual-listed in both the international and domestic capital markets, further increasing our capital strength and capital adequacy ratio. We have embraced the regulations of the banking industry and the capital markets and have delivered to our investors our first semi-annual and quarterly reports after IPO, with disclosure in a true, accurate, complete and



timely manner and in compliance with international regulatory standards. Cooperation with our strategic investors is bearing fruit. We have made substantial progress in business areas such as credit card, syndicated lending, and in the money and capital market operations, as well as in infrastructure areas such as risk management, internal control, financial management, human resources management, treasury, training, business organization structure, and information technology.

At the end of 2006, we acquired Singapore Aircraft Leasing Enterprise, a step forward in implementing our strategic plan of broadening our financial services platform. Internally, we have actively promoted strategic development of various business lines, advancing and further developing our risk management and internal control processes. We continued to deepen our reform effort of human resources management, established market-oriented remuneration system in domestic operations, and improved our incentive and accountability mechanisms. We strived to accelerate our IT blueprint implementation, achieving initial milestone in the development of the core banking system. We also had a bank-wide discussion on our core values to cultivate a common set of principles and code of conduct to meet the challenges arising from the public listing.

In the past year, we have continued to improve our corporate governance at all levels, which include the Board of Directors, Board of Supervisors, Senior Management, and Shareholders' Meeting. We appointed Mr. Patrick de Saint-Aignan and Mr. Alberto Togni as independent non-executive directors of the Bank, and Sir Frederick Anderson Goodwin and Mr. Seah Lim Huat Peter as non-executive directors. Following these appointments, the number of overseas directors increased to six – including four independent non-executive directors – substantially enhancing the operating standards of the Board of Directors towards the international standards.

Looking at the upcoming year, as China's market economy continues to develop, we are aware that we will be facing increasing competitive pressures from local and global foreign banks, as well as strict regulatory supervision from both financial regulators and capital market regulators. Accordingly, we are improving our corporate governance as a mean to maximize shareholder value, as well as focusing on internal reform, aiming at proactively adjusting our strategies, adapting to the new business environment, and enhancing our capabilities in innovation and competitiveness.

We will continue to focus on all business risks to ensure healthy and balanced development, and manage foreign currency exposure to mitigate the business impact of RMB appreciation. We will also expedite the re-engineering of our business process and the IT blueprint implementation towards a robust customer-centric platform enabling centralized business operation and multi-dimensional management of major business lines. Last but not at all least, we will diligently foster a corporate culture that nurtures honesty, efficiency, responsibility, innovation, and harmony, so as to promote the overall harmonious development of the Bank.

I would like to express my gratitude to our domestic and overseas clients, our shareholders, our peers and our friends who have supported the Bank during the year, and I hope to count on your continuing confidence and support. My thanks also extend to the Board of Directors, the Board of Supervisors and Senior Management, and to all the staff for their effort and dedication in a year that was filled with many challenges.



Xiao Gang
Chairman
22 March 2007

Message from the President

The year 2006 was a landmark in the development history of Bank of China. Having been listed successfully in both the domestic and overseas markets, as well as achieving initial success in our joint-stock reform, the Bank has entered into a new epoch in its development.

The Management has diligently implemented the development strategies adopted by the Board of Directors. Taking a proactive and balanced approach, the Management has adopted principle of scientific development to maximize the Bank's value and has met major business targets and goals set by the Board. As of the end of 2006, the Bank's total assets stood at RMB5,327.653 billion, total liabilities were RMB4,914.697 billion, and total shareholders' equity (including minority interests) was RMB412.956 billion, up 12.40%, 9.59% and 61.61% respectively over the end of 2005. The Bank generated after-tax profit of RMB48.264 billion (a year-on-year rise of 52.94%) in which the after-tax profit attributable to equity holders amounted to RMB42.83 billion, up 65.23% from the previous year. Earnings per share was RMB0.18, a rise of 28.57% over 2005. ROA was 0.96% and ROE was 14.06%, up 26 and 192 basis points over 2005, respectively.

The significant increase in profits in 2006 was mainly attributable to the rapid growth of net interest income and non-interest income, strict control of credit cost, effective management of market risks, further improvement of operating efficiency, decrease in the cost/income ratio, and a reduction of the effective tax rate.

Due to the fast growth of interest-earning assets and the significant role of active liability management to reduce funding costs, the Bank's net interest spread and net interest margin continued to widen, reaching 2.28% and 2.45% respectively, up 7 and 12 basis points over the previous year. The Bank's deposits in local and foreign currencies, loans, securities investments, and net interest income increased by 10.59%, 8.80%, 12.43% and 20.16% respectively.

Excluding the impact of the estimated losses on the net exposure of foreign currencies, the Bank's non-interest income accounted for 23.28% of its operating income, up 1.07 percentage points, with net fee and commission income growing by 54.89%. Additionally, the Bank's multi-faceted operation



platform was further expanded, with pre-tax profit from investment banking and insurance business rising by 188.62%, contributing 2.76% to the total profit, as opposed to 1.21% in the previous year.

In 2006, the Bank's asset quality continued to improve. Credit cost was controlled at 0.53%, with the ratio of impaired loans at 4.24%, down 0.66 percentage point from the end of the previous year. Special-mention loans decreased from 12.71% to 8.15% while the coverage ratio of impaired loans provision to impaired loans increased 15.42 percentage points to 91.34%. By way of exchange settlement, the Bank reduced net foreign currency exposure by USD10.1 billion, effectively lowering the exchange rate risk.

Operating costs also continued to be controlled effectively, with cost-income ratio decreased from 43.41% to 41.97%. Our effective tax rate in 2006 also declined from 41.35% in 2005 to 28.96%.

The Bank has promoted business cooperation with strategic investors and helped create powerful synergies. Cooperation between the Bank and RBS Group has made remarkable achievements in credit cards, syndicated loans, aircraft lease and financing, supply chain financing, private banking, risk management, personnel training and public relations. We have also achieved progress in cooperation with AFH, UBS, ADB, and NCSSF in the fields of small enterprise finance, investment banking, corporate governance and internal control.

In 2007, reform of the financial system will accelerate and China's banking sector will enter a new stage as the market becomes fully open to foreign banks and competition increases. In the face of such new opportunities and challenges, we will continue our efforts in developing Bank of China into a leading international bank, and continue to refine our operating mechanisms and growth patterns. We will expedite our business process re-engineering and effectively implement the IT Blueprint. We will improve risk management and internal control. We will continue to enlarge our service platform with innovative products and services. We will increasingly focus on our strategic development, leadership enhancement, team building, and corporate culture practices. We will foster the business value one needs to be a market leader, to ensure a healthy, rapid and sustainable business growth.

On behalf of the Management, I would like to take this opportunity to express our sincere gratitude to the Board of Directors and the Board of Supervisors for the guidance and support; to the community at large for the trust and support; and to all our colleagues at home and abroad for the invaluable contributions. I firmly believe that with our concerted efforts, relentless drive, and continued pursuit of excellence, Bank of China can look forward to a bright future.

Li Lihui
President
22 March 2007



中国银行
BANK OF CHINA
北京2008年奥运会银行合作伙伴
OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES
Beijing 2008



Management Discussion and Analysis — Brief Review and Forecast on the Economic and Financial Environment

In 2006, the global economy achieved robust growth. According to the IMF, the global economy grew 5.1%, the second highest growth rate in 30 years. The Chinese economy continued to maintain its trend of steady expansion, with its GDP growing at 10.7%, the highest growth in 11 years. Foreign trade continued to grow rapidly. In 2006, China's foreign trade volume reached USD1,760.7 billion, up 23.8% year-on-year, with trade surplus hitting another record high of USD177.5 billion.


Global and China's GDP Growth since 2003
%
12
10
8
6
4
2
0
2003
2004
2005
2006
Global Economic Growth Rate
China's Economic Growth Rate

The international financial market developed soundly in 2006. The year witnessed the hikes and fluctuations of the prices for commodities such as oil and gold, the interest rate increases of major countries in succession, booming capital markets, while great developments were achieved in the international banking industry.


Change in Interest Rate of Major Countries or Regions, 2006
%
7.00
6.00
5.00
4.00
3.00
2.00
1.00
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
US Federal Funds
RMB 1-Yr Deposit Rate
ECB Refinancing Rate
HK Discount Window Base Rate

In 2006, China's financial market continued to run smoothly and actively as a whole. The exchange rate of RMB against USD became more elastic with a cumulative appreciation of about 3.35% in 2006. To prevent investment from overheating and strengthen liquidity management, the central bank adjusted the deposit and loan rate twice, raised the deposit reserve ratio three times and issued targeted notes four times. In 2006, M2, RMB loans and RMB deposits by financial institutions increased by 16.9%, 15.1% and 16.8% respectively. The scale of the stock market expanded markedly with a total capital raised reaching RMB220.4



billion and the ratio of its market capitalization to GDP raised to 43.3% by the year-end. Bond issuance and trading volume of the bond market were strong, with total raised capital amounting to RMB5,676.6 billion and its market value to GDP ratio going up to 44.8% at year-end.

RMB Exchange Rates Movement Since Foreign Exchange Reform



RMB against JPY
RMB against USD & EUR
0.075
0.073
0.071
0.069
0.067
0.065
0.063
10.7
10.2
9.7
9.2
8.7
8.2
7.7
05/07
05/10
06/01
06/04
06/07
06/09
06/12
USD/RMB
EUR/RMB
JPY/RMB

M1 and M2 Growth in China, 2006



%
25
20
15
10
5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
M1 Growth Rate
M2 Growth Rate

Growth of Loans Denominated in Renminbi and Foreign Currencies Provided by Financial Institutions, 2003-2006



RMB 100 million
%
250,000
200,000
150,000
100,000
50,000
0
25
20
15
10
5
0
2003
2004
2005
2006
Total Loans of Financial Institutions
Growth Rate

Change in Financing Structure of Domestic Non-financial Institutions, 2003-2006



RMB 100 million
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2003
2004
2005
2006
loans
securities
national bonds
corporate bonds

The reform and opening-up of China's banking sector made steady progress. Bank of China and Industrial and Commercial Bank of China were successfully listed in Hong Kong and Shanghai in 2006, setting new Global IPO records successively. China fulfilled its WTO commitment by fully opening up to foreign banks on 11 December 2006, embracing a brand new environment, in which Chinese and foreign banks are to compete fairly and develop jointly. By the end of the year, 29 foreign institutional investors had invested in 21 Chinese banking institutions. The number of foreign banks' branches continued to increase and inter-bank competition tended to intensify continuously.

According to estimates of the IMF, global economy is expected to maintain a high growth rate in 2007, and will be able to reach 4.9%. However, risk is also increasing at the same time, mainly owing to the persistent broadening of global imbalance, the unabated global surplus liquidity, a possible slow-down of the US economy and shocks in capital markets after reaching new highs.

China's economy is expected to maintain a fast growth rate of around 8%, with the RMB exchange rate appreciating slowly and steadily, the capital market will grow deeper and broader, while competition between the banks will grow fiercer. Meanwhile, the government is expected to continue its stable and sound fiscal and financial policies, strengthen macro-economic control, put emphasis on limiting the scale of credit as well as fixed asset investment, promote gross economic balance by improving economic structures, and provide guidance and bring discipline to economic behavior by adopting more economic measures and legal methods.

Management Discussion and Analysis — Financial Review

Summary of Financial Position and Results of Operations of the Group for 2006

Profit after tax

For 2006, the Group earned a profit after tax of RMB48.264 billion, an increase of RMB16.706 billion (52.94%) compared to the prior year. Profit attributable to the equity holders of the Bank amounted to RMB42.83 billion, an increase of RMB16.909 billion (65.23%). These results exceeded the objectives in the budget approved by the Bank's shareholders and the profit forecast developed in connection with the Bank's IPO of its ordinary shares. The substantial improvement in profit after tax for the year was attributable to robust growth in operating income, improved operating efficiency, effective management of credit costs, and a decrease in the effective tax rate.


RMB million
50,000
40,000
30,000
20,000
10,000
0
2003
2004
2005
2006

Earnings per share

For 2006, basic and diluted earnings per share was RMB0.18, an increase of RMB0.04 compared to the prior year. The capital raised in connection with the Bank's IPO in 2006, and the related listing of its ordinary shares on both the Hong Kong and Shanghai markets, further increased the Bank's capital base and ordinary shares in issue. Benefiting from the Group's strong profits, both the basic and diluted earnings per share increased compared to the prior year.



ROA & ROE

For 2006, return on average total assets was 0.96%, the highest level in the past four years, and return on average shareholders' equity was 14.06%. These amounts reflected robust increases of 0.26 percentage point and 1.92 percentage points, respectively, compared to the prior year.


ROA %
ROE %
ROA
ROE

Revenue growth

The Group achieved operating income of RMB148.378 billion, an increase of RMB23.272 billion (18.60%) compared to the prior year. This increase was primarily due to the continued increase in the average balances of loans and investment securities, as well as an increase in average yields. At the same time, the Group intensified its focus on developing fee-based businesses, and there was a continued improvement in net fee and commission income. Please refer to the "Net interest income" and "Non-interest income" sections for more detailed information.



Non-interest income to operating income ratio

The Group recognized non-interest income of RMB27.007 billion in 2006, an increase of RMB2.909 billion (12.07%) compared to the prior year. The ratio of non-interest income to operating income was 18.20%, a decrease of 1.06 percentage points compared to the prior year. Excluding the effect of losses from the revaluation of foreign currency positions, this ratio was 23.28%, an increase of 1.07 percentage points.



Cost to income ratio

The ratio of operating expenses to operating income was 46.32%, a decrease of 1.63 percentage points compared to the prior year. Excluding business and other taxes, the ratio was 41.97%, a decrease of 1.44 percentage points compared to the prior year. This decrease was mainly due to the effective control of operating costs, as well as robust growth in operating income. Please refer to the "Operating expenses and others" section for more detailed information.



Credit cost

For 2006, credit cost was 0.53% of average loans and advances, an increase of 0.01 percentage point compared to the prior year. While the Group has increased the size of its loan portfolio in recent years, credit cost has been maintained at a relatively low level. Improvement in asset quality, resulting from continuous improvements in the Group's credit risk management processes, and diligent efforts directed at disposing of non-performing assets contributed significantly to the Group's ability to control credit costs. Please refer to the "Impairment losses on loans and advances" and "Risk management" sections for more detailed information.



Identified impaired loans

At the end of 2006, identified impaired loans totalled RMB103.232 billion, a decrease of RMB6.298 billion compared to the prior year-end. The ratio of identified impaired loans to total loans and advances was 4.24%, a decrease of 0.66 percentage points compared to the prior year-end. The Group achieved its "dual decrease" objective of reducing both identified impaired loans and the ratio of identified impaired loans to total loans and advances. Please refer to the "Risk management" section for more detailed information.



Allowance for loan impairment losses

At the end of 2006, allowance for loan impairment losses was RMB94.293 billion, an increase of RMB11.14 billion compared to the end of 2005. The ratio of the allowance for loan impairment losses to identified impaired loans was 91.34%, an increase of 15.42 percentage points compared to the prior year-end. Please refer to the "Risk management" section for more detailed information.



Capital adequacy ratio

At the end of 2006, the Group's capital adequacy ratio was 13.59% and its core capital adequacy ratio was 11.44%, representing increases of 3.17 percentage points and 3.36 percentage points, respectively, compared to those at the prior year-end. These ratios were the highest levels in recent years. This increase is primarily due to the significant core capital raised through the IPO and the decrease in the Group's net foreign currency exposure, which reduces the related market risk capital requirement. Please refer to the "Capital management" section for more detailed information.



Income Statement Analysis

Major items in the income statement are as follows:

Unit: RMB million

Group	2006	2005	2004	2003
Net interest income	**121,371**	101,008	88,435	76,597
Non-interest income	**27,007**	24,098	27,378	24,999
Including: net fee and commission income	**14,323**	9,247	8,557	7,353
Operating expenses and others	**(68,731)**	(59,984)	(54,879)	(46,080)
Impairment losses on loans and advances	**(12,342)**	(11,486)	(23,812)	(18,100)
Profit before income tax	**67,937**	53,811	37,263	37,347
Income tax expense	**(19,673)**	(22,253)	(10,198)	(3,162)
Profit for the year	**48,264**	31,558	27,065	34,185
Attributable to: Equity holders of the Bank	**42,830**	25,921	22,301	31,015
Minority interest	**5,434**	5,637	4,764	3,170

Note: Net gains of RMB7.4 billion on the disposal of BOCHK Holdings' shares were included in non-interest income in the year 2003.

Net Interest Income

In 2006, the Group's net interest income was RMB121.371 billion, an increase of RMB20.363 billion (20.16%) compared to the prior year.

Net interest income is affected by the average balances and average interest rates of interest-earning assets and interest-bearing liabilities. Domestically, interest rates related to interest-earning assets and interest-bearing liabilities are largely influenced by the benchmark interest rates and interest rate policy established by the PBOC. Significantly, the PBOC establishes floor benchmark interest rates for loans and ceiling benchmark interest rates for deposits denominated in RMB offered by domestic banks. Within the context of the framework established by the PBOC, the average interest rates of interest-earning assets and interest-bearing liabilities of the domestic operations are also influenced by other factors such as Chinese macro-economic changes, domestic competition and currency market liquidity. Overseas rates are largely a function of foreign currency interest rate, local economic environment, financial market conditions and related monetary policies.



The average balances[1] and average interest rates of interest-earning assets and interest-bearing liabilities related to the Group and its domestic RMB and foreign currency activities are shown in the following tables:



Unit: RMB million, except percentages

Items	2006 Average balance	2006 Average interest rate (%)	2005 Average balance	2005 Average interest rate (%)
Group				
Interest-earning assets				
Loans and advances to customers	2,353,694	5.48%	2,194,078	5.03%
Investment securities	1,895,643	3.54%	1,485,640	3.02%
Due from banks and other financial institutions[2]	710,323	2.70%	655,359	1.94%
Total	4,959,660	4.34%	4,335,077	3.87%
Interest-bearing liabilities				
Deposits from customers	4,070,308	1.96%	3,560,014	1.57%
Due to banks and other financial institutions[3]	373,811	2.51%	355,856	1.83%
Other borrowed funds	109,910	4.21%	115,843	3.90%
Total	4,554,029	2.06%	4,031,713	1.66%
Net interest spread		2.28%		2.21%
Domestic RMB activities				
Interest-earning assets				
Loans and advances to customers	1,604,617	5.43%	1,443,809	5.42%
Investment securities	906,823	2.35%	657,018	2.41%
Due from banks and other financial institutions[2]	350,694	1.81%	313,591	1.66%
Total	2,862,134	4.01%	2,414,418	4.11%
Interest-bearing liabilities				
Deposits from customers	2,792,952	1.57%	2,332,869	1.52%
Due to banks and other financial institutions[3]	176,661	2.14%	152,810	2.47%
Other borrowed funds	60,001	4.62%	53,959	4.71%
Total	3,029,614	1.67%	2,539,638	1.65%
Net interest spread		2.34%		2.46%
Domestic foreign currency activities			Unit: USD million, except percentages	
Interest-earning assets				
Loans and advances to customers	40,692	5.20%	41,984	4.00%
Investment securities	77,096	4.74%	60,384	3.52%
Due from banks and other financial institutions[2]	27,691	2.87%	26,348	1.74%
Total	145,479	4.51%	128,716	3.31%
Interest-bearing liabilities				
Deposits from customers	59,288	1.98%	58,903	1.16%
Due to banks and other financial institutions[3]	19,465	2.50%	20,467	1.03%
Other borrowed funds	6,391	3.65%	7,361	3.27%
Total	85,144	2.22%	86,731	1.31%
Net interest spread		2.29%		2.00%

Notes:

1 Average balances of interest-earning assets and interest-bearing liabilities are the average daily balances derived from the Group's management accounts which have not been audited.

2 Due from banks and other financial institutions includes balances with central banks and placements with banks and other financial institutions.

3 Due to banks and other financial institutions includes due to central banks and placements from banks and other financial institutions.

The impact of volume and interest rate[1] changes on consolidated net interest income, that of domestic RMB activities and that of domestic foreign currency activities are summarized in the following table:

Unit: RMB million

Items	2006	2005	Change	Analysis of net interest income variances Volume	Interest rate
Group					
Interest-earning assets					
Loans and advances to customers	128,934	110,313	18,621	8,029	10,592
Investment securities	67,195	44,938	22,257	12,382	9,875
Due from banks and other financial institutions[2]	19,205	12,697	6,508	1,066	5,442
Total	215,334	167,948	47,386	21,477	25,909
Interest-bearing liabilities					
Due to customers	79,939	55,914	24,025	8,012	16,013
Due to banks and other financial institutions[3]	9,393	6,512	2,881	329	2,552
Other borrowed funds	4,631	4,514	117	(231)	348
Total	93,963	66,940	27,023	8,110	18,913
Net interest income	121,371	101,008	20,363	13,367	6,996
Domestic RMB activities					
Interest-earning assets					
Loans and advances to customers	87,128	78,271	8,857	8,716	141
Investment securities	21,274	15,852	5,422	6,020	(598)
Due from banks and other financial institutions[2]	6,346	5,197	1,149	616	533
Total	114,748	99,320	15,428	15,352	76
Interest-bearing liabilities					
Due to customers	43,967	35,495	8,472	6,993	1,479
Due to banks and other financial institutions[3]	3,773	3,782	(9)	589	(598)
Other borrowed funds	2,774	2,543	231	285	(54)
Total	50,514	41,820	8,694	7,867	(827)
Net interest income	64,234	57,500	6,734	7,485	(751)
Domestic foreign currency activities					Unit: USD million
Interest-earning assets					
Loans and advances to customers	2,116	1,678	438	(52)	490
Investment securities	3,658	2,123	1,535	588	947
Due from banks and other financial institutions[2]	794	459	335	23	312
Total	6,568	4,260	2,308	559	1,749
Interest-bearing liabilities					
Due to customers	1,173	682	491	4	487
Due to banks and other financial institutions[3]	486	211	275	(10)	285
Other borrowed funds	233	241	(8)	(32)	24
Total	1,892	1,134	758	(38)	796
Net interest income	4,676	3,126	1,550	597	953

Notes:

1. Impact of volume changes on interest income and expenses is calculated based on the changes in average balances of interest-earning assets and interest-bearing liabilities during the reporting period. Impact of interest rate changes on interest income and expenses is computed based on the changes in the average interest rates of interest-earning assets and interest-bearing liabilities during the reporting period. Changes caused by changes in both volume and rate have been allocated to rate.
2. Due from banks and other financial institutions includes balances with central banks and placements with banks and other financial institutions.
3. Due to banks and other financial institutions includes amounts due to central banks and placements from banks and other financial institutions.



Interest income

The Group's interest income was RMB215.334 billion, an increase of RMB47.386 billion (28.21%) compared to the prior year. This increase was primarily attributable to growth in the average balance as well as the average yield of interest-earning assets. In this regard, the average balance of interest-earning assets increased by 14.41% and reached RMB4,959.66 billion. The yield on interest-earning assets increased 47 basis points during 2006 to 4.34%.

Loans and advances to customers

The Group's interest income earned on loans and advances to customers was RMB128.934 billion, an increase of RMB18.621 billion (16.88%) compared to the prior year. This increase reflects the judicious increase in loan balances during the year. After cautiously taking risk and reward into consideration, the Group's average balance of loans and advances to customers reached RMB2,353.694 billion, representing an increase of 7.27% compared to the prior year. Continued increases in foreign currency yields (in particular the USD) and the PBOC's increases in the RMB loan benchmark rate in April and August of 2006 pushed the average yield on the Group's loans and advances to customers to 5.48%, an increase of 45 basis points.

Investment securities

The Group's interest income earned on investment securities was RMB67.195 billion, an increase of RMB22.257 billion (49.53%) compared to the prior year. The growth was largely attributable to an intense focus on optimizing the mix of the Group's investment portfolio by investing surplus liquidity, including the IPO proceeds, which had not been utilized in its loan businesses in securities with higher yields relative to other alternatives. This deployment of surplus liquidity resulted in an increase of 27.6% in the average balance of investment securities during the year to RMB1,895.643 billion. The Group has also continued to proactively manage the composition of its investment securities portfolio, taking into consideration continuing increases in the yields on securities denominated in foreign currencies, in particular the USD. The average yield of investment securities increased 52 basis points to 3.54% during the year.

The average yield of investment securities denominated in RMB was 2.35%, a decline of 6 basis points compared to the prior year. The decline was primarily attributable to surplus liquidity in the RMB financial markets, pushing down the yields on RMB securities. As illustrated in the chart below, the yield of one year PBOC bills decreased steadily from 2004, although the decline stabilized and began to rise from the third quarter of 2005. Such impact was fully reflected in the Bank's earnings in 2006.


The Yield of PBOC Bills (One Year)
%
3.6030
3.1030
2.6030
2.1030
1.6030
1.1030
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006

Due from banks and other financial institutions

The Group's interest income derived from amounts due from banks and other financial institutions rose RMB6.508 billion (51.26%) to RMB19.205 billion. The increase was primarily due to the increase in mandatory reserve funds placed with the PBOC, which was in turn attributable to the growth in customer deposits and a series of increases by the PBOC in deposit reserve requirements during the year from 7.5% to 9.0%. Continued increases in the interest rates of major currencies, including the USD, were also the contributing factors. The average yield on the Group's due from banks and other institutions increased by 76 basis points during 2006 to 2.70%.

Despite the increase in average yield, the Group continued its efforts to minimize the relative balance of this lower yielding asset class. At the end of 2006, the ratio of the average balance of amounts due from banks and other financial institutions to that of total interest-earning assets declined from 15% to 14%, or approximately 1 percentage point compared to the prior year.

Interest expense

The Group's interest expense was RMB93.963 billion, an increase of RMB27.023 billion (40.37%) compared to the prior year. This increase was principally attributable to a 12.96% growth in the average balance of interest-bearing liabilities to RMB4,554.029 billion, as well as a 40 basis points increase in the average cost to 2.06%.

Due to customers

In 2006, the Group's interest expense for customer deposits was RMB79.939 billion, representing an increase of RMB24.025 billion (42.97%) compared to the prior year. The increase was primarily due to the Group's concerted efforts to expand its customer deposit base, with the average balance of customer deposits increasing to RMB4,070.308 billion, an increase of 14.33% during the year and a rise of 39 basis points in the average cost on customer deposits to 1.96%. This increase in average cost was mainly attributable to: the continued rise in interest rates of major foreign currencies, in particular the USD; the effect of the PBOC's five upward adjustments of the benchmark interest rate for smaller balance foreign currency deposits during 2005, which was fully reflected during 2006; the PBOC's increase of the benchmark interest rate for RMB deposits in August 2006; and a rise in the proportion of fixed deposits to total deposits in overseas operations.

Due to banks and other financial institutions

The Group's interest expense for amounts due to banks and other financial institutions was RMB9.393 billion, an increase of RMB2.881 billion (44.24%) compared to the prior year. The increase was primarily due to interest rate increases related to major foreign currencies, particularly the USD, which resulted in a rise of 68 basis points on the average cost to 2.51%.

The average interest rate of amounts due to banks and other financial institutions denominated in RMB was 2.14%, a decrease of 33 basis points. During the year, the Group intensified its efforts at proactive liability management to minimize the balance of relatively high costing class of interest-bearing liabilities.

Other borrowed funds

Other borrowed funds include special purpose borrowings and bonds issued. Special purpose borrowings are long-term borrowings in multiple currencies from foreign governments and/or banks in the form of export credit loans, foreign government loans and other subsidized



loans. These special purpose loans are normally used to finance projects with special commercial purposes in PRC. The Group's interest expense for other borrowed funds was RMB4.631 billion, an increase of RMB0.117 billion (2.59%) compared to the prior year. The increase was mainly due to the rise in interest rates of major foreign currencies, in particular the USD. The average interest rate of other borrowed funds rose 31 basis points during the year to 4.21%.

Net interest margin

During 2006, the Group continued to improve the effectiveness of its asset and liability management, reducing the proportions of relatively low yielding assets to total assets and relatively high cost liabilities to total liabilities. Due to continued increases in the interest rates of the major foreign currencies, in particular the USD, and the continued use of RMB/USD swap transactions, the Group's net interest margin rose by 12 basis points to 2.45%. RMB and foreign currency net interest margins of domestic operations, however, have experienced opposite trends.


Net interest margin (Group)
%
4.0
3.2
2.4
1.6
0.8
0
2.16
2.24
2.33
2.45
2003
2004
2005
2006


Net interest margin (Domestic)
%
4.0
3.2
2.4
1.6
0.8
0
2.64
2.72
2.43
2.24
1.54
1.71
2.38
3.21
2003
2004
2005
2006
Foreign currency
RMB

Foreign currency net interest margin The Group's foreign currency net interest margin rose 78 basis points to 3.21%, mainly impacted by continued interest hikes of major foreign currencies, in particular the USD, and the RMB/USD currency swap transactions. Given the surplus liquidity in the market and the lack of RMB investment alternatives, the Group has taken a proactive approach to its asset and liability management, fully capitalized its competitive advantages and business strengths in foreign exchange activities, and entered into RMB/USD currency swap transactions. These swap transactions resulted in additional USD interest income. The related swap costs were recognized under "Net trading (losses)/gain".

RMB net interest margin Although the PBOC's adjustments to the benchmark rates in RMB loans and deposits in 2006 had a positive impact on RMB net interest income, the RMB net interest margin narrowed compared to the prior year. The decline was primarily attributable to changes in the domestic macro-economic environment and intensified competition in PRC capital markets leading to a decline in the average yield of RMB investment securities and discounted bills compared to the prior year. At the same time, the proportion of the average balance of such items to interest-earning assets denominated in RMB increased, which led to the average interest rate of interest-earning assets denominated in RMB declining from last year's 4.11% to this year's 4.01%. As aforesaid, the Bank entered into RMB/USD swap transactions to increase income, but these swap transactions resulted in a decline in RMB interest income.

Non-interest Income

Unit: RMB million

Group	2006	2005	2004	2003
Net fee and commission income	**14,323**	9,247	8,557	7,353
Net trading (losses)/gains	**(1,544)**	4,283	8,882	4,303
Net gains/(losses) on investment securities	**1,132**	(582)	337	1,094
Other operating income	**13,096**	11,150	9,602	12,249
Total	**27,007**	24,098	27,378	24,999

Note: Net gains of RMB7.4 billion on the disposal of BOCHK Holdings' shares were included in Other operating income in year 2003.

The Group reported non-interest income of RMB27.007 billion, an increase of RMB2.909 billion (12.07%) compared to the prior year. Non-interest income accounted for 18.20% of total operating income, down 1.06 percentage points. Excluding the losses from revaluation of foreign currency positions, this ratio was 23.28%, an increase of 1.07 percentage points.

Net fee and commission income

Through its global network, the Group provides its customers with a variety of fee-based products, including agency services, settlement and clearing, credit commitment, bank cards, custodian and other services. The Group improved its product mix, not only to generate consistent revenue growth, but also to deepen and strengthen its client relationships by providing more diversified financial services to address a more diverse set of customer needs.



The Group earned net fee and commission income of RMB14.323 billion in 2006, an increase of RMB5.076 billion (54.89%) compared to the prior year. The principal elements are set out in the table below:

Unit: RMB million

Group	2006	2005	2004	2003
Agency commissions	**4,621**	2,735	2,690	2,137
Settlement and clearing fees	**3,848**	2,941	2,626	2,237
Credit commitment fees	**3,064**	2,693	2,367	2,075
Bank card fees	**2,937**	2,340	1,840	1,340
Custodian and other service fees	**2,669**	1,989	1,865	1,779
Fee and commission income	**17,139**	12,698	11,388	9,568
Fee and commission expense	**(2,816)**	(3,451)	(2,831)	(2,215)
Net fee and commission income	**14,323**	9,247	8,557	7,353

Net fee and commission income from domestic operations accounted for a significant portion of consolidated net fee and commission income at RMB8.629 million, an increase of RMB3.422 billion (65.72%) compared to the prior year. The principal components of net fee and commission income from domestic operations are shown in the following table:

Unit: RMB million

Domestic	2006	2005	2004	2003
Agency commissions	**1,406**	823	647	425
Settlement and clearing fees	**2,402**	1,745	1,681	1,395
Credit commitment fees	**2,164**	1,784	1,407	1,191
Bank card fees	**2,080**	1,540	1,095	776
Custodian and other service fees	**1,541**	1,112	654	532
Fee and commission income	**9,593**	7,004	5,484	4,319
Fee and commission expense	**(964)**	(1,797)	(1,432)	(1,128)
Net fee and commission income	**8,629**	5,207	4,052	3,191

During 2006, the Group launched a three-year plan to further develop and enhance its fee based services, in order to leverage its competitive advantage and reinforce its leading position in the domestic market. The key elements of this plan include: enhancement of the management and organization structure and deployment of adequate resources to more effectively support the delivery of fee-based products and services, principally through objective-based performance evaluation and remuneration; a reinvigorated focus on new product development, with particular emphasis on the areas of international settlement and trade finance, wealth management products, services for Qualified Domestic Institutional investors, and bank cards; improvement of communications among various business and functional departments, including product management departments and the front line departments, domestic and overseas operations, commercial banking, investment banking and insurance operations, to promote efficient service and cross-selling; and further strengthening of service pricing management and improving pricing strategy including revision and broadening of fee-charging channels.

Agency commissions

The Group recorded agency commissions of RMB4.621 billion in 2006, an increase of RMB1.886 billion (68.96%) compared to the prior year. The rapid growth of the domestic Chinese economy, including robust increase in disposable household income levels, and the rapidly growing securities markets, both domestically and in Hong Kong SAR, contributed to the increase in the demand for agency services related to mutual funds distribution, placement of insurance products and securities brokerage, which significantly contributed to the increase in agency commissions during 2006.

Settlement and clearing fees

The Group recorded settlement and clearing fees of RMB3.848 billion, an increase of RMB0.907 billion (30.84%) compared to the prior year. The increase was primarily attributable to strong demand for trade related clearing and settlement services. Furthermore, the Bank successfully launched the first phase of its new core payments system, which provides an efficient platform for customers to initiate remittance transactions, contributing to a robust increase in transaction volume and fee income domestically.

Credit commitment fees

Credit commitment fees primarily consist of fees from guarantee services, fees in connection with on-lending loans and syndicated loans. Total credit commitment fees were RMB3.064 billion in 2006, an increase of RMB0.371 billion (13.78%) compared to the prior year. The increase was primarily attributable to continued growth of the domestic and international trade, which led to the increase of fees from letters of guarantee and syndicated loans business.

Bank card fees

Bank card fees primarily consist of annual fees, cash advance fees, transaction fees and merchant services fees. In 2006, bank card fees for the Group were RMB2.937 billion, an increase of RMB0.597 billion (25.51%) compared to the prior year. During 2006, the Group launched a number of new bank card programs domestically, including the BoC City Card, the Great Wall Commercial Card and a series of Co-Brand Cards, which permit installment payments. The steady increase in bank card fees reflected increases in both the number and usage volume of bank cards. In addition to these increases, the levy of a fee on all domestic debit cards resulted in an increase of RMB0.214 billion domestically during 2006.

Custodian and other service fees

Custodian and other service fees primarily consist of fees from custody, corporate finance advisory and other fee-based services. These fees totalled RMB2.669 billion, an increase of RMB0.680 billion (34.19%) compared to the prior year. This increase was primarily attributable to charges on smaller balance personal accounts, which contributed RMB0.224 billion to the increase and the exploring and developing new fee sources such as corporate finance advisory services.



Fee and commission expense

In 2006, total fee and commission expense was RMB2.816 billion, a decrease of RMB0.635 billion (18.40%) compared to the prior year. The decrease related to a number of factors including a decrease of RMB0.3 billion due to a reduction in transaction fees charged by the China Foreign Exchange Trading Centre for certain foreign exchange transactions and the expenses of RMB0.13 billion in connection with the issue of subordinated bonds and asset disposal fees of RMB0.16 billion to China Orient in 2005 which did not recur in 2006.

Net trading (losses)/gains

Unit: RMB million

Group	2006	2005	2004	2003
Net (losses)/gains from foreign exchange and foreign exchange products	(2,290)	2,226	5,294	9,488
Net gains/(losses) from interest rate instruments	492	1,753	2,294	(5,333)
Net gains/(losses) from trading equity securities	324	130	(178)	3
Net (losses)/gains from precious metal transactions	(68)	150	1,271	(40)
Others	(2)	24	201	185
Total	(1,544)	4,283	8,882	4,303

The Group incurred a net trading loss of RMB1.544 billion in 2006. This loss arose principally from foreign exchange and foreign exchange products as a result of the continued appreciation of RMB.

Net (losses)/gains from foreign exchange and foreign exchange products

The Group recognized net losses of RMB2.290 billion from foreign exchange and foreign exchange products during 2006. This loss reflected the net result of gains from foreign exchange transactions and losses from the revaluation of foreign currency positions.

Gains from foreign exchange transactions

The volume of the Group's foreign exchange transactions grew steadily during the year, resulting in a gain of RMB7.530 billion. Domestically, the spread income derived from RMB/foreign exchange operations amounted to RMB5.938 billion, an increase of RMB1.077 billion (22.16%) compared to the prior year. The increase was primarily attributable to the increase of the spread earned on RMB/foreign currency operations compared to 2005.

Losses from the revaluation of foreign currency positions

The Group reported a net loss of RMB9.820 billion which was attributable to the revaluation of its net foreign currency position in 2006. The composition of the Group's foreign currency position as at 31 December 2006 and the related revaluation gains and losses for the year are set out in the following table:

	Net foreign currency position[1] as at 31 December 2006 Unit: USD million			Net gains/(losses) arising from the net foreign currency position[1] in 2006 Unit: RMB million		
	On Balance Sheet	Off Balance Sheet	Total	On Balance Sheet	Off Balance Sheet	Total
1. Net foreign currency position relating to Huijin option						
(1) Foreign exchange option with Huijin	—	(18,000)		—	1,949	
(2) Foreign currency capital injected economically hedged by the Huijin option	18,000	—	—	(4,707)	—	(2,758)
2. Net foreign currency position relating to swap agreements						
(1) Spot transactions under foreign currency swap agreements	41,528	—		(6,730)	—	
(2) Forward transactions under foreign currency swap agreements	—	(41,528)	—	—	2,222	(4,508)
3. Foreign currency denominated net investments in foreign operations[2]	14,571	—	14,571	—	—	—
4. Other net foreign currency position	11,588	4,109	15,697	(2,773)	219	(2,554)
Sub-total	85,687	(55,419)	30,268	(14,210)	4,390	(9,820)
Less: Foreign currency denominated net investments in foreign operations[2]			(14,571)			
Net foreign currency position			15,697			

Notes:

[1] Long and short positions of foreign currency are represented by positive and negative figures, respectively.

Gain and loss of revaluation and retranslation are represented by positive and negative figures, respectively.

[2] Retranslation losses related to the foreign currency denominated net investments in foreign operations are recognized as "Currency translation differences", a separate component of equity, which does not affect the consolidated profit and loss of the Group.



The following explains the key components presented in the above table:

1. Net foreign currency position relating to Huijin option

On 5 January 2005, the Bank entered into an option agreement with Huijin ("Huijin option"), to economically hedge a portion of its net foreign currency position arising from the foreign currency capital injection by Huijin. According to the terms of the agreement, the Bank acquired options to sell to Huijin USD, totaling USD18 billion, in tranches of no more than USD1.5 billion each at the beginning of each calendar month from 1 January to 31 December 2007 at a fixed exchange rate of USD1 to RMB8.2769. The related option premium of RMB4.469 billion is payable by the Bank to Huijin in 12 equal monthly installments beginning from 1 January 2007. The gain from the change in the fair value of the Huijin option for 2006 amounted to RMB1.949 billion, which partially offset the RMB4.707 billion foreign exchange revaluation loss of the related on-balance sheet foreign currency position.

2. Net foreign currency position relating to swap agreements

In light of the surplus liquidity in the RMB capital markets, the lack of investment alternatives and the favorable interest yields of foreign currency denominated financial assets, the Bank entered into a series of USD/RMB swap transactions to increase its income. Under these agreements, the Bank bought USD in spot transactions and invested the funds in financial assets denominated in foreign currency to benefit from the favorable interest rate differentials, and bought back RMB in the future at agreed exchange rates to effectively contain the Group's foreign currency risks. The swap transactions had no impact on the Group's net foreign currency position. At the end of 2006, the outstanding notional amount of these transactions amounted to USD41.5 billion.

In 2006, the foreign exchange revaluation loss related to the USD positions through these spot transactions was RMB6.730 billion, partially offset by the revaluation gain of RMB2.222 billion on the forward sales of USD. This net loss of RMB4.508 billion was reported as a component of "Net trading (losses)/gains", contributing to the significant decrease in 2006. The beneficial effect of the favorable interest rate differential on USD financial assets, however, was reported as a component of "Interest income". Please refer to the "Cost/benefits discussion" below for more detailed information.

3. Other net foreign currency position

At the end of 2006, other net foreign currency position of the Group amounted to USD15.7 billion which included a USD11.6 billion on-balance sheet position and a USD4.1 billion off-balance sheet position. The on-balance sheet position comprised primarily the unhedged portion of foreign currency capital contributions, foreign currency profits, foreign currency position retained for daily operation purposes, and other long or short positions resulting from cross foreign currency transactions.

During 2006, the foreign currency proceeds from the IPO and the foreign currency profits increased the Group's foreign currency position. However, the Bank sold approximately USD26.3 billion following approval from the relevant authorities. As a result, the Group reduced its net foreign currency position from USD25.8 billion as at 31 December 2005 to USD15.7 billion as at 31 December 2006. Please see Note III.5 to the Financial Statements for detailed information on the movements of the Group's foreign currency position. In 2006, the net loss arising from this other net foreign currency position recognized was RMB2.554 billion, which was lower than that in 2005.

In 2007, the Group has continued to implement measures to further reduce its net foreign currency exposure and it is anticipated that such exposure will continue to decrease.

Cost/benefits discussion

The Bank recorded a foreign currency revaluation loss of RMB9.820 billion from its foreign currency position during 2006. However, it has benefited from the favorable interest differentials between foreign currencies and RMB financial assets as discussed above. By way of example, in 2006, the average yield of our domestic foreign currency denominated investment securities was 4.74%, which was higher than the average yield of 2.35% for RMB denominated investment securities, leading to a difference in yield of 2.39%. Management believes that the benefits from favorable interest differentials were greater than the foreign currency revaluation loss as discussed above.



Net gains/(losses) from interest rate instruments

Net gains/(losses) from interest rate instruments primarily comprised of realized and unrealized gains/losses related to the trading of debt securities and interest rate derivatives. In 2006, the Group reported a net gain of RMB0.492 billion from trading in interest rate instruments, a decrease of RMB1.261 billion (71.93%) compared to the prior year.

Net gains/losses on investment securities

Unit: RMB million

Group	2006	2005	2004	2003
De-recognition of available-for-sale securities	**1,178**	(606)	529	1,217
(Provision)/write back for impairment losses	**(46)**	24	(192)	(123)
Total	1,132	(582)	337	1,094

The Group reported a net gain of RMB1.132 billion on investment securities in 2006, an increase of RMB1.714 billion. This was mainly attributable to the gain of RMB1.3 billion on disposal of certain equity investments originally acquired through domestic debt-for-equity swap arrangements with borrowers.



Other operating income

Unit: RMB million

Group	2006	2005	2004	2003
Insurance premiums	**7,708**	5,237	4,057	3,225
Gains on disposal of shares in subsidiaries and associates	**789**	320	760	7,530
Gains on disposal of property and equipment and other assets	**717**	870	420	157
Changes in fair value of investment properties	**595**	1,697	1,280	(412)
Dividend income	**186**	194	264	122
Others	**3,101**	2,832	2,821	1,627
Total	**13,096**	11,150	9,602	12,249

Note: Net gains of RMB7.4 billion on the disposal of BOCHK Holdings' shares were included in Gains on disposal of shares in subsidiaries and associates in year 2003.

The Group's other operating income was RMB13.096 billion, an increase of RMB1.946 billion (17.45%) compared to the prior year. The increase was mainly attributable to the rapid development in the insurance business. In 2006, insurance premiums amounted to RMB7.708 billion, representing an increase of RMB2.471 billion (47.18%) compared to the prior year.



Impairment Losses on Loans and Advances

In 2006, the Group's identified impaired loans and ratio of identified impaired loans to gross loans both decreased, reflecting the improved credit quality of loans and advances. The Group continued to adopt a prudent loan provisioning policy. Impairment losses on loans and advances amounted to RMB12.342 billion in 2006, representing an increase of RMB0.856 billion compared to the prior year. In 2006, the credit cost was 0.53% of average loans and advances, the similar level as the prior year. For further information on loan quality and the allowance for impairment losses, please refer to the "Risk Management — Credit Risk" section.

Operating Expenses and Others

Unit: RMB million

Group	2006	2005	2004	2003
Staff costs	30,896	27,106	20,545	16,824
General operating and administrative expenses	14,603	13,251	11,777	9,105
Depreciation and amortization	6,026	6,314	6,664	6,614
Business and other taxes	6,462	5,680	4,981	3,972
Special levy to the Ministry of Finance	—	—	2,805	3,060
Insurance benefits and claims	7,484	4,153	3,256	2,362
Operating lease rentals	1,775	1,550	1,759	1,725
Impairment/(write back) losses on other assets	(171)	433	699	233
Losses on disposal of property and equipment	148	205	346	408
Provision for litigation losses	897	712	1,257	545
Others	611	580	790	1,232
Total	68,731	59,984	54,879	46,080

In 2006, the Group incurred operating expenses amounting to RMB68.731 billion, an increase of RMB8.747 billion (14.58%) compared to the prior year.

Staff costs amounted to RMB30.896 billion, an increase of RMB3.790 billion (13.98%) compared to the prior year. The increase in staff costs was mainly attributable to an increase in domestic salary levels through the implementation of the new domestic Salary System in 2006, which assigned salary levels based on a consistent assessment of roles, responsibilities and market compensation levels. In addition, related government mandated contributions to various employee welfare programs, labor union, and training initiatives which were levied at the rate of 14%, 2% and 1.5%, respectively of the staff salary costs also increased. Increases in retirement costs related to contributions to the Group's defined contribution plan for domestic employees also contributed to the rise in staff costs. The impacts of these increases were partially offset by the substantial decrease in early retirement benefit expenses incurred in 2006. Such expenses incurred for 2005 amounted to RMB3.064 billion as a result of certain human resources restructuring measures implemented in 2005. For additional details related to staff costs, see Note V.8 to the Financial Statements.

General operating and administrative expenses mainly comprised postal fees, marketing fees, utility fees, printing expenses, maintenance fees, offices, regulatory expenses and other professional fees. In 2006, the general operating and administrative expenses were RMB14.603 billion, an increase of RMB1.352 billion (10.20%) compared to the prior year, consistent with the growth in the Group's business activities. These expenses also included regulatory fees of RMB0.992 billion paid to the CBRC, which increased RMB0.066 billion compared to the prior year.

Insurance benefits and claims amounted to RMB7.484 billion, an increase of RMB3.331 billion (80.21%) compared to the prior year. As the life insurance business grew rapidly in 2006, the provision for life insurance claims increased accordingly.



During 2006, the Group intensified its focus on cost control and budget management and the growth in operating income outpaced that of operating expenses. In 2006, the cost (excluding business and other taxes) to income ratio was 41.97%, a decrease of 1.44 percentage points compared to the prior year, indicating an improvement in operating efficiency.

Income Tax Expense

In 2006, the Group's income tax expense was RMB19.673 billion, representing a decrease of RMB2.580 billion (11.59%) compared to the prior year. The effective tax rate was 28.96%, a decrease of 12.39 percentage points compared to the prior year. The decrease in the effective tax rate was mainly due to the fact that pursuant to Cai Shui [2007] No. 40 "Notice to Bank of China Limited on the Deductible Criterion relating to Salary Expenses" issued by the Ministry of Finance and the State Administration of Taxation, the Group has obtained approval for the deduction of RMB15.669 billion of its domestic salary expenses when determining the Group's 2006 taxable income, resulting in a decrease in income tax expense of RMB4.6 billion for 2006.



The reconciliation of the statutory income tax rate to the effective income tax rate is set forth in the Note V.10 to the Financial Statements.

Balance Sheet Analysis

At the end of 2006, the Group's total assets were RMB5,327.653 billion, an increase of RMB587.605 billion (12.40%) compared to the prior year-end, and total liabilities were RMB4,914.697 billion, an increase of RMB430.168 billion (9.59%) compared to the prior year-end.

An analysis of significant balance sheet items is set out in the following table:



Unit: RMB million

	As at 31 December			
Group	2006	2005	2004	2003
Assets				
Loans and advances to customers, net	**2,337,726**	2,152,112	2,072,919	1,921,861
Investment securities[1]	**1,892,482**	1,683,313	1,321,646	1,104,105
Placements with banks and other financial institutions, and balances with central banks	**778,769**	649,040	624,540	696,074
Other assets	**318,676**	255,583	246,116	251,240
Total assets	**5,327,653**	4,740,048	4,265,221	3,973,280
Liabilities				
Due to customers	**4,091,118**	3,699,464	3,338,448	3,033,364
Due to and placements from banks and other financial institutions, and due to central banks[2]	**368,059**	376,898	319,613	329,239
Bonds issued and other borrowings	**123,571**	112,343	95,802	81,052
Other liabilities	**331,949**	295,824	283,451	307,779
Total liabilities	**4,914,697**	4,484,529	4,037,314	3,751,434

Notes:

1 Including trading assets and other financial instruments at fair value through profit or loss, available-for-sale securities, held-to-maturity securities and securities classified as loans and receivables.

2 Including amounts due to central banks, due to banks and other financial institutions, certificates of deposit and placements from banks and other financial institutions.

Loans

Loan[1] portfolio is a key component of the Group's assets. At the end of 2006, the Group had a total loan portfolio of RMB2,432.019 billion, an increase of RMB196.754 billion (8.80%) compared to the prior year-end.

The quality of the Group's loan portfolio continued to improve during the year, with loans classified as special-mention decreasing significantly, resulting in an increase in the percentage of higher quality loans. The Group also continued to rebalance the mix of the loan portfolio to achieve higher yields by reducing the proportion of lower yielding trade bills in the portfolio.

Corporate loans and Personal loans

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Group	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Corporate loans	**1,849,275**	**76.04%**	1,712,262	76.60%	1,653,647	77.00%	1,777,507	82.26%
Personal loans	**582,744**	**23.96%**	523,003	23.40%	494,041	23.00%	383,393	17.74%
Total	**2,432,019**	**100.00%**	2,235,265	100.00%	2,147,688	100.00%	2,160,900	100.00%

For additional information on loan classification and credit quality, refer to the "Risk Management — Credit Risk" section.

Investment Securities

The Group held investment securities totaling RMB1,892.482 billion at the end of 2006, an increase of RMB209.169 billion (12.43%) compared to the prior year-end. There was no significant impairment in investment securities. The classification of the Group's investment securities portfolio at the end of 2006 is as follows:

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Group	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Trading assets and other financial instruments at fair value through profit or loss	**115,828**	**6.12%**	111,782	6.64%	92,124	6.97%	115,144	10.43%
Available-for-sale securities	**815,178**	**43.07%**	602,221	35.77%	357,587	27.06%	421,471	38.17%
Held-to-maturity securities, net	**461,140**	**24.37%**	607,459	36.09%	457,994	34.65%	215,175	19.49%
Securities classified as loans and receivables, net	**500,336**	**26.44%**	361,851	21.50%	413,941	31.32%	352,315	31.91%
Total	**1,892,482**	**100.00%**	1,683,313	100.00%	1,321,646	100.00%	1,104,105	100.00%

Note:

1 Representing loans and advances to customers.



The percentage of securities classified as available-for-sale and as loans and receivables both increased during the year, while the percentage of held-to-maturity securities declined significantly. The percentage of trading assets and other financial instruments at fair value through profit or loss maintained similar levels to the prior year. The change in the classification mix of the investment securities portfolio principally related to the re-investment of funds received on the maturity of securities classified as held-to-maturity, into those classified as available-for-sale. Similarly, the Group increased its investment in securities with a shorter tenor, such as PBOC bills and commercial papers denominated in foreign currency. With these changes, the Group achieved more flexibility in managing its portfolio to achieve higher yields while ensuring associated risks were appropriately managed. As a result, the percentage of securities classified as loans and receivables increased.

Investment securities-Issuer Type

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Group	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Government and government guaranteed	**817,643**	**43.20%**	794,413	47.19%	590,932	44.71%	430,903	39.01%
Financial institution	**610,738**	**32.27%**	475,878	28.27%	359,503	27.20%	318,744	28.85%
Public sector and quasi-government	**263,333**	**13.91%**	263,007	15.62%	274,983	20.80%	275,178	24.91%
Corporate	**187,856**	**9.93%**	136,449	8.10%	84,253	6.37%	67,944	6.15%
Equity securities	**13,064**	**0.69%**	13,722	0.82%	12,167	0.92%	11,918	1.08%
Sub-total	**1,892,634**	**100.00%**	1,683,469	100.00%	1,321,838	100.00%	1,104,687	100.00%
Allowance for impairment losses	**(152)**		(156)		(192)		(582)	
Total	**1,892,482**		1,683,313		1,321,646		1,104,105	


Investment securities by currency
RMB million/(%)
31 December 2006
131,908 (6.97%) Others
878,669 (46.43%) Renminbi
176,132 (9.31%) Hong Kong dollar
705,773 (37.29%) US dollar
Investment securities by currency
RMB million/(%)
31 December 2005
125,147 (7.43%) Others
836,937 (49.72%) Renminbi
154,854 (9.20%) Hong Kong dollar
566,375 (33.65%) US dollar

Due to Customers

The Group's deposits from customers totalled RMB4,091.118 billion at the end of 2006, an increase of RMB391.654 billion (10.59%) compared to the prior year-end. Of this increase, corporate and personal deposits increased by RMB180.025 billion and RMB194.171 billion, respectively.

Customer Deposits by Customer Type

The following table sets forth the principal components of the Group's deposits from customers by customer type:

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Group	**Amount**	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Corporate deposits								
Demand deposits	**979,653**	**23.95%**	836,763	22.62%	776,648	23.26%	679,524	22.40%
Time deposits	**549,118**	**13.42%**	511,983	13.84%	406,019	12.16%	332,606	10.96%
Sub-total	**1,528,771**	**37.37%**	1,348,746	36.46%	1,182,667	35.42%	1,012,130	33.36%
Personal deposits								
Demand deposits	**770,583**	**18.83%**	667,957	18.06%	697,028	20.88%	607,904	20.04%
Time deposits	**1,645,914**	**40.23%**	1,554,369	42.02%	1,351,692	40.49%	1,324,511	43.66%
Sub-total	**2,416,497**	**59.06%**	2,222,326	60.07%	2,048,720	61.37%	1,932,415	63.71%
Security and margin deposits	**145,850**	**3.57%**	128,392	3.47%	107,061	3.21%	88,819	2.93%
Total	**4,091,118**	**100.00%**	3,699,464	100.00%	3,338,448	100.00%	3,033,364	100.00%

During 2006, the Group continued to proactively manage its liability mix, while maintaining stable growth of deposits. In this regard, the proportion of generally low-interest bearing demand deposits, both corporate and personal, increased by 2.04 percentage points and 1.83 percentage points during the year.

The following table sets forth the principal components of the Group's domestic deposits from customers by customer type:

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Domestic	**Amount**	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Corporate deposits								
Demand deposits	**871,331**	**26.65%**	734,140	25.08%	657,481	25.80%	574,030	25.09%
Time deposits	**420,017**	**12.85%**	393,394	13.44%	283,435	11.12%	240,824	10.52%
Sub-total	**1,291,348**	**39.50%**	1,127,534	38.52%	940,916	36.92%	814,854	35.61%
Personal deposits								
Demand deposits	**544,974**	**16.67%**	470,508	16.07%	416,516	16.34%	351,875	15.38%
Time deposits	**1,295,672**	**39.62%**	1,208,176	41.27%	1,091,760	42.84%	1,040,315	45.46%
Sub-total	**1,840,646**	**56.29%**	1,678,684	57.34%	1,508,276	59.18%	1,392,190	60.84%
Security and margin deposits	**137,815**	**4.21%**	121,344	4.14%	99,417	3.90%	81,310	3.55%
Total	**3,269,809**	**100.00%**	2,927,562	100.00%	2,548,609	100.00%	2,288,354	100.00%



Customer Deposits by Geography

The following table sets forth the principal components of the Group's deposits from customers by geography:

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Group	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Chinese Mainland	3,269,809	79.92%	2,927,562	79.13%	2,548,609	76.34%	2,288,354	75.44%
Hong Kong & Macau and other overseas regions	821,309	20.08%	771,902	20.87%	789,839	23.66%	745,010	24.56%
Total	4,091,118	100.00%	3,699,464	100.00%	3,338,448	100.00%	3,033,364	100.00%

Domestic deposits from customers accounted for a majority of the Group's total deposits from customers. The geographic composition of domestic deposits from customers is summarized in the following table.

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Domestic	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Northeastern China	250,412	7.66%	226,695	7.74%	203,727	7.99%	183,440	8.02%
Northern China	686,480	20.99%	640,856	21.89%	534,382	20.97%	489,667	21.40%
Eastern China	1,096,859	33.55%	955,325	32.63%	824,746	32.36%	735,308	32.13%
Central and Southern China	874,594	26.75%	791,382	27.03%	714,551	28.04%	644,504	28.16%
Western China	361,464	11.05%	313,304	10.70%	271,203	10.64%	235,435	10.29%
Total	3,269,809	100.00%	2,927,562	100.00%	2,548,609	100.00%	2,288,354	100.00%

The most significant concentration of domestic deposits continues to be in the Northern China, Eastern China, Central and Southern China. The aggregate balance of these deposits from customers in these three regions at the end of 2006 was RMB2,657.933 billion, representing 81.29% of total domestic deposits from customers and 64.97% of the Group's total deposits from customers. As the areas of most significant economic activity in China, these three regions are also the focus of intense business development activities for the Bank.


Customer deposits by currency
RMB million(%)
31 December 2006
195,914 (4.79%) Others
2,902,584 (70.95%) Renminbi
572,423 (13.99%) Hong Kong dollar
420,197 (10.27%) US dollar
Customer deposits by currency
RMB million(%)
31 December 2005
201,587 (5.45%) Others
2,531,878 (68.44%) Renminbi
527,118 (14.25%) Hong Kong dollar
438,881 (11.86%) US dollar

Deposits from customers denominated in RMB remained the Group's most significant funding source. At the end of 2006, the Group's deposits from customers denominated in RMB totalled RMB2,902.584 billion, representing 70.95% of the Group's total deposits from customers, an increase of 2.51 percentage points compared to the prior year. During 2006, deposits from customers denominated in RMB increased RMB370.706 billion, representing 94.65% of the increase in the Group's total deposits from customers. Deposits from customers denominated in USD and HKD, accounted for 10.27% and 13.99%, respectively, of the Group's total deposits from customers at the end of 2006.



Equity

The Bank substantially increased its capital base in recent years through, among other things, the capital contribution from Huijin at the end of 2003, the sale of equity to strategic investors during 2005, and the IPO in 2006. At the end of 2006, the Group's total equity was RMB412.956 billion, representing an increase of RMB157.437 billion (61.61%) compared to the prior year-end. This increase was comprised of the following significant elements:

(1) On 13 March 2006, the Bank issued approximately 8.514 billion ordinary shares of par value of RMB1.00 each to the National Council for Social Security Fund at a premium. The share premium (net of share issuance costs) of RMB1.481 billion was recognized in the capital reserve;

(2) On 1 June 2006 and 9 June 2006, the Bank issued approximately 29.404 billion H-shares of par value of RMB1.00 each through a global offering to Hong Kong and overseas investors at a premium. The share premium (net of share issuance costs) of RMB58.128 billion was recognized in the capital reserve;

(3) On 29 June 2006, the Bank issued approximately 6.494 billion A-shares of par value of RMB1.00 each through an initial public offering to domestic investors at a premium. The share premium (net of share issuance costs) of RMB12.958 billion was recognized in the capital reserve;

(4) In 2006, the Group's profit after income tax amounted to RMB48.264 billion and profit attributable to equity holders of the Bank was RMB42.83 billion.

Please refer to the Consolidated Statement of Changes in Equity in the Financial Statements for additional details.



Off-balance Sheet Items

Off-balance sheet items include derivative financial instruments, contingent liabilities and commitments.

Derivative Financial Instruments

The Group entered into various foreign currency, interest rate, equity and precious metals derivative transactions principally for trading, asset and liability management and on behalf of customers.

Please refer to Note V.16 to the Financial Statements for the contractual/notional amounts and fair values of derivative instruments held by the Group at the end of 2006.

Contingent Liabilities and Commitments

Contingent liabilities and commitments include legal proceedings, assets pledged, capital commitments, operating leases, certificate treasury bond redemption commitments and credit commitments. Credit commitments were the single largest component, totaling RMB1,087.822 billion at the end of 2006.

Please refer to Note V.38 to the Financial Statements for more details related to contingent liabilities and commitments.

Segment Reporting by Geography

The Group conducts its business activities in the Chinese mainland, Hong Kong and Macau and other overseas locations. The geographical analysis of profit attributable to our business activities, along with information on the related assets and liabilities, in these three geographic areas are set forth in the following table:

Unit: RMB million

	Chinese mainland		Hong Kong & Macau		Other overseas regions		Eliminations		Group	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Total assets	4,220,395	3,736,930	1,084,078	969,872	214,766	186,995	(191,586)	(153,749)	5,327,653	4,740,048
Total liabilities	3,921,219	3,586,428	980,389	872,995	204,675	178,855	(191,586)	(153,749)	4,914,697	4,484,529
Net interest income	101,449	83,083	18,105	16,234	1,813	1,691	4	—	121,371	101,008
Non-interest income	7,061	8,313	19,564	14,356	931	1,429	(549)	—	27,007	24,098
Including: net fee and commission income	8,629	5,207	5,369	3,226	829	814	(504)	—	14,323	9,247
Operating expenses and others	(50,357)	(46,375)	(16,951)	(11,831)	(1,483)	(1,778)	60	—	(68,731)	(59,984)
Impairment (losses)/write back on loans and advances	(15,546)	(15,345)	2,983	3,276	221	583	—	—	(12,342)	(11,486)
Profit before income tax	42,607	29,695	24,388	22,191	1,482	1,925	(540)	—	67,937	53,811
Income tax expense	(16,138)	(18,911)	(3,435)	(3,022)	(290)	(320)	190	—	(19,673)	(22,253)
Profit for the year	26,469	10,784	20,953	19,169	1,192	1,605	(350)	—	48,264	31,558

The Chinese mainland continues to be the Group's most important geographic business segment. At the end of 2006, the total assets of this segment (before inter-company eliminations) were RMB4,220.395 billion, an increase of RMB483.465 billion (12.94%) compared to the prior year-end, accounting for 76.47% of the Group's total assets (before inter-company eliminations), an increase of 0.11 percentage point compared to the prior year-end. In 2006, this segment had a profit after income tax (before inter-company eliminations) of RMB26.469 billion, an increase of RMB15.685 billion (145.45%) compared to the prior year, accounting for 54.45% of the Group's profit after income tax (before inter-company eliminations). This segment has become increasingly important to the Group as a source of revenue and profit growth. The Group has an extensive domestic branch network, providing traditional retail and corporate banking services. The Group also provides both RMB and foreign currency banking services. With respect to the latter, the Group continues to maintain a distinct advantage over its competitors by virtue of its unique position in the foreign currency business.

The Hong Kong and Macau segment is also an important one for the Group. At the end of 2006, total assets of this segment (before inter-company eliminations) were RMB1,084.078 billion, an increase of RMB114.206 billion (11.78%) compared to the prior year-end, accounting for 19.64% of the Group's total assets (before inter-company eliminations), a decrease of 0.18 percentage point compared to the prior year-end. In 2006, this segment had a profit after income tax (before inter-company eliminations) of RMB20.953 billion, an increase of RMB1.784 billion (9.31%) compared to the prior year, accounting for 43.10% of the Group's profit after income tax (before inter-company eliminations). Apart from traditional commercial banking activities, the Group also has subsidiaries operating insurance, investment banking and investment businesses in this geographic area. These include BOCI, BOCG Insurance and BOCG Investment. The continued development of these businesses is essential to the successful implementation of the Group's plan to develop a universal banking platform.

The Group has also established a substantial overseas network, with operations in Europe, North America, South America, Africa, and other Asia-Pacific regions. At the end of 2006, the total assets of these regions (before inter-company eliminations) were RMB214.766 billion, an increase of RMB27.771 billion (14.85%) compared to the prior year-end, accounting for 3.89% of the Group's total assets (before inter-company eliminations). These overseas operations had a profit after income tax (before inter-company eliminations) of RMB1.192 billion, accounting for 2.45% of the Group's profit after income tax (before inter-company eliminations).

Please refer to the "Business Review" for additional information on business segments.

Critical Accounting Estimates and Assumptions

The application of the Group's accounting policies in the preparation of its consolidated financial statements requires a number of critical accounting estimates and assumptions. These estimates and assumptions were made based on past experience and reasonable expectations of future events. Further, the basis for making these estimates and judgments is subject to a process of re-evaluation. Management believes that the accounting estimates and assumptions made properly reflected the economic conditions in which the Group was operating and the relevant conditions specific to individual estimates and judgments. The areas involving significant estimates and assumptions include the allowance for loan impairment losses and bad debt write-offs, classification of investment securities, measurement of the fair value of financial assets and financial liabilities, measurement of the fair value of investment properties, measurement of retirement benefit obligations, and the recognition of income tax expense.

Please refer to Note II and IV to the Financial Statements for more detailed information related to the Group's accounting policies and accounting estimates.



Other Financial Information

The reconciliation of net assets and net profit of the Group prepared in accordance with PRC GAAP to that prepared in accordance with IFRS is set forth in "Supplementary Information — Financial Statements Prepared in Accordance with PRC GAAP".

Management Discussion and Analysis — Business Review

With an international network in 27 countries and regions, the Bank's scope of business encompasses three main areas: commercial banking, investment banking and insurance. It has established correspondent relationships with 1,500 agency banks with 47,000 branch offices worldwide. Through its global network, service quality and the depth of its strength, the Bank continues to maintain a special competitive advantage in the domestic banking market.

The following table sets forth the operating profit attributable to each of the principal lines of business for the periods indicated:


中国银行
BANK OF CHIN

Unit: RMB million, except percentages

	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Commercial banking	**63,392**	**94.19%**	49,735	92.73%	34,902	94.02%	31,022	82.92%
Investment banking	**1,055**	**1.57%**	274	0.51%	338	0.91%	337	0.90%
Insurance	**581**	**0.86%**	334	0.62%	266	0.72%	196	0.52%
Others	**2,769**	**4.11%**	3,293	6.14%	1,616	4.35%	5,861	15.66%
Elimination	**(492)**	**(0.73%)**	—	—	—	—	—	—
Total	**67,305**	**100.00%**	53,636	100.00%	37,122	100.00%	37,416	100.00%

Commercial Banking

Commercial banking business is the traditional main business of the Bank. It includes corporate banking business, personal banking business and financial market business (mainly consists of treasury operations).



The following table sets forth the operating profit of the main commercial banking business lines for the periods indicated:

Unit: RMB million, except percentages

	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Corporate banking business	**32,278**	**50.92%**	27,033	54.36%	17,215	49.32%	17,103	55.13%
Personal banking business	**17,396**	**27.44%**	14,117	28.38%	6,990	20.03%	4,050	13.06%
Treasury operations	**13,718**	**21.64%**	8,585	17.26%	10,697	30.65%	9,869	31.81%
Total	**63,392**	**100.00%**	49,735	100.00%	34,902	100.00%	31,022	100.00%

Corporate Banking Business

Business scope and strategic positioning

The Bank provides its corporate customers (including state-owned enterprises, private enterprises, foreign-investment enterprises, financial institutions and government agencies) with various financial products including loans, bill discounting, trade finance, deposit-taking, settlement, clearing, cash management services as well as integrated financial solutions tailor-made to meet customers' needs. It is the Bank's strategy to target large and high quality corporate customers and to cultivate a long-term cooperative relationship with them. By the end of 2006, the Bank has maintained credit business relationships with more than 41,000 corporate customers and has more than 1,500 financial institution group customers. Meanwhile, the Bank selectively explores business opportunities with small and medium-sized enterprises ("SME") and has launched new financial services for SME customers in 11 cities located in the "Yangtse River Delta" area.

Opportunities and challenges

In 2006, the effect of the macro-economic control policy of the State gradually became apparent as expansion in the production capacity of some industries began to be restrained. Competition between banks on products, services and price became more intensive. The Bank actively adjusted its customer structure in accordance with the macro-economic control policy of the State. The Bank expanded its key customers group and implemented differential relationship management and service policies. Significant achievements have been made in the marketing and advancing of loans. Based on a global credit line, the Bank improved its ability to serve its customers at a global level by enhancing its coordination with branches and subsidiaries overseas. The Bank successfully operated a number of projects together with BOCI, BOCG Investment, BOCG Insurance, etc, realising group synergies by tapping into their respective resources. It enhanced the Bank's abilities to provide integrated services to its core customers based on its universal banking platform. The Bank advocated product innovation and continuous improvement of its product mix, so as to meet customers' sophisticated demands for financial products and to sharpen its competitive edge. The Bank set up training plans for employees engaged in the corporate banking business and established working teams of professional customer managers and product managers. Credit monitoring of loans has been strengthened and customer management system has been put into application. The quality of the underlying assets of corporate loans has continued to improve.

Business operation

In 2006, the pre-tax profit (before inter-company eliminations) of the corporate banking business was RMB32.3 billion, representing an increase of 19.4% from the previous year. The pre-tax ROA reached 1.87%.

Unit: RMB million

	2006	2005	2004	2003
Net interest income	**55,809**	51,304	44,287	34,628
Non-interest income	**10,915**	9,564	7,188	5,973
Operating expenses and others	**(22,904)**	(21,127)	(18,071)	(14,142)
Impairment losses	**(11,542)**	(12,708)	(16,189)	(9,356)
Operating profit	**32,278**	27,033	17,215	17,103
Profit before income tax	**32,278**	27,033	17,215	17,103
Segment assets	**1,795,152**	1,655,351	1,608,781	1,578,313

Deposit business

With the rapid growth of the Chinese economy, the Bank proactively adjusted its deposit currency structure and has taken in more corporate deposits denominated in Renminbi. At the end of 2006, the balance of domestic Renminbi-denominated corporate deposits was RMB1,160.8 billion, representing an increase of RMB165.4 billion or 16.6% compared to the prior year-end. The Bank's foreign currency deposits kept growing as a result of its continuous efforts to maintain its competitive advantage in the foreign currency business. At the end of 2006, the balance of domestic foreign currency corporate deposits was USD16.72 billion, representing an increase of USD344 million or 2.10% as compared to the prior year-end, in which the Bank continued to maintain its leading position in the market. At the end of 2006, the balance of foreign currency corporate deposits of overseas operations totalled RMB237.4 billion, representing an increase of RMB16.2 billion or 7.3% compared to the prior year-end.

Loan business

The Bank strengthened its marketing efforts to key customers by optimizing the loan review process and approval procedures and implementing a flexible pricing authorization system. The structure of the Bank's loan by customers, industries and loan tenure as well as the asset quality have all continued to improve. At the end of 2006, the outstanding balance of domestic Renminbi-denominated corporate loans was RMB1,245.1 billion, representing an increase of RMB149 billion or 13.59% compared to the prior year-end. This represented a market share of 6.3% among the financial institutions in China. The foreign exchange loan business is principally affected by increases in foreign exchange rates and on-lending loan repayment. At the end of 2006, the outstanding balance of domestic corporate loans denominated in foreign currencies was USD38.374 billion, representing a decrease of USD1.784 billion compared to the prior year-end. The Bank maintained the leading position in foreign currency-denominated corporate loans with a market share of 29.12% among PRC financial institutions. At the end of 2006, the outstanding balance of foreign currency-denominated corporate loans of overseas operations was RMB304.5 billion, representing an increase of RMB12.4 billion or 4.2% compared to the prior year-end.


专业秉承 恒久财富
百年品牌 全球网络 专业智慧 尊贵服务
财富之道 智者为先

Financial institutional banking business

The Bank's financial institutional banking business includes local and foreign currency deposit taking, local and foreign currency clearing, custody, fund distribution, asset management services, insurance agency business, securities and futures clearing, bond distribution, clearing agency and foreign currency note services for financial institutions and correspondent banking services. The Bank focused on expanding the scope of its cooperation with other financial institutions through customer referral, resource sharing and joint development of new products.

The Bank also optimized the structure of its deposit taking business by actively reducing the amount of Renminbi-denominated negotiated deposits which have a higher cost. By the end of 2006, the domestic branches of the Bank received from financial institutions RMB demand and time deposits of 134.1 billion, representing a decrease of RMB7.3 billion compared to the previous year. The balance of foreign currency-denominated deposits from financial institutions (including demand and time deposits) was USD10 billion, representing an increase of USD1.4 billion from the previous year-end.



The Bank also conducts US Dollar, Euro and Japanese Yen clearing services through its New York, Frankfurt and Tokyo branches. These branches, together with the Singapore branch, are all tier one clearing banks in the local markets. The Bank is committed to enhancing the quality of its clearing services by improving coordination between its domestic and overseas operations. As a result, the clearing services for US Dollar, Euro and Japanese Yen reached historic record high. The New York branch ranked 11th in terms of USD clearing volume through CHIPS, Clearing House Interbank Payment System, and the Tokyo branch was ranked 10th in the Japanese Yen clearing system.

International settlement and trade finance

International settlement and trade finance business is one of the Bank's traditional strengths. It comprises trade settlement, non-trade settlement, trade finance, guarantee, factoring, etc. The Bank benefited from the growth of the domestic economy and international trade, and enjoyed rapid development of its international settlement services. The 2006 annual income of the domestic branches and outlets from international trade-related services was RMB6.883 billion.

By the end of 2006, transaction volume for the international settlement business (including international trade settlement and non-trade settlement) of the domestic branches and outlets was USD588.045 billion, representing an annual growth of 12.04%. For international trade settlement business, the transaction volume was USD492.848 billion, representing an annual increase of 19.22%. According to data from the

State Administration of Foreign Exchange (or SAFE), at the end of 2006, the Bank maintained its leading position in international trade-related services with a market share of 31.13%.

International settlement services of the Group

Unit: USD million

		2006	2005
Domestic branches and outlets	Trade settlement	**492,847.57**	413,383.26
	Non-trade settlement	**95,197.77**	111,474.64
	Sub-total	**588,045.34**	524,857.90
Overseas operations	Trade settlement and Non-trade settlement	**343,358.05**	283,233.31
Group	**Total**	**931,403.39**	808,091.21

In 2006, despite the negative impact of increasing foreign currency interest rates, the Bank achieved steady growth in foreign-currency denominated trade finance. For the year 2006, the foreign currency-denominated trade finance conducted by the domestic branches of the Bank and outlets in the PRC was USD27.089 billion, representing a 2.90% increase compared to 2005. By taking advantage of the rapidly growing domestic trade business, the Bank saw a dramatic growth in its Renminbi-denominated trade finance business, with the total amount reaching RMB44.552 billion, representing an increase of 166.65% compared to 2005.

In relation to guarantee services, the Bank has consolidated its leading position in this area by actively pursuing business opportunities both domestically and internationally. In 2006, the transaction volume for foreign currency-denominated guarantee business of the domestic branches and outlets of the Bank in the PRC reached USD12.700 billion with an annual growth of 80.59%, and the transaction volume for Renminbi-denominated guarantee businesses in the PRC amounted to RMB73.234 billion with an annual growth of 90.97%.

The transaction volume for international factoring from domestic branches and outlets of the Bank in the PRC increased by 19.75% from the previous year to USD5.645 billion in 2006. The transaction volume for domestic factoring


用心如一 诚信
财富之道 智者为先



business reached RMB34.314 billion, representing an increase of 163.62% from the previous year. The Bank was elected a member of the Executive Committee of the Factors Chain International ("FCI") which is the first time a Chinese factor representative has been elected to the FCI board. This further enhances the Bank's reputation in the international factoring community.

The international settlement and trade finance business of the Bank's overseas operations continued to maintain rapid growth. In 2006, the transaction volume for overseas operations' international settlement business was USD343.358 billion, representing an increase of 21.23% from the previous year. The transaction volume for trade finance business was USD43.219 billion, representing a year-on-year increase of 26.57%.

Other fee-based businesses for corporate customers

The Bank provides an extensive range of fee-based products and services for corporate customers. Apart from international settlement services, the Bank also provides domestic settlement, financial institutions services, lending-related services and online banking services.

Domestic settlement activities primarily include bank drafts, promissory notes, checks, foreign currency exchange, remittance and banker's acceptance. In 2006, the domestic branches and outlets generated a total domestic settlement income of RMB0.85 billion, representing an increase of 31.0% from the previous year.

Lending-related services include on-lending arrangements, syndicated loan arrangement, entrusted loans, lending agent for policy banks and corporate finance advisory work. In 2006, the Bank participated in a number of syndicated loans either as lead arranger or participant. In 2006, the fee income of the domestic branches and outlets in the PRC generated from their lending-related services was RMB0.426 billion, increasing by 43.92% over the previous year.



Based on its corporate internet banking platform, the Bank provides its corporate customers with a wide range of cash management services, including account services, Renminbi payment and collection services, settlement and clearing services, centralized receivable management and liquidity management, etc. The Bank also provides group companies with foreign exchange fund sweeping and management services. In 2006, the total transaction volume for corporate internet banking exceeded RMB10 trillion, and the scope of the service was extended to nine overseas branches. This further improved the Bank's ability to provide worldwide financial support to Chinese enterprises with a global business coverage.

Business innovation

In 2006, the Bank formulated the "Guidelines on Corporate Banking Product Innovation and Management", which developed an information-sharing platform for the Bank's products. The Bank also compiled the "Handbook of Corporate Banking Products", which helped to standardize its corporate banking products. The key innovative products developed by the Bank include revolving loans, inventory-linked acceptance for dealer financing, purchase of account receivables, asset-backed loans, equity trust and foreign currency-denominated entrusted loans. The corporate finance advisory business became a new focus of growth and domestic and outlets branches in the PRC have begun providing such services to corporate customers. The Bank cooperated with strategic investors in a number of structured financing projects, thereby improving its ability to serve the needs of corporate clients with high-end financial services and products. In 2006, the Bank started to provide third party cash custody service to securities companies, which consolidated the Bank's status as a major bank services provider in the securities settlement market.

The Bank established and strengthened its trade financing brand in the market by promoting the "Da" (Chinese character which means "Access") series products, including "Export Quanyida", "Import Huilida", "Import Baofuda", "Rongfuda" etc. The Bank was proactive in developing supply chain finance products. It was the first bank in the PRC to offer domestic supply chain finance solutions to customers. It was also the first bank in the world to introduce the "Back-Flow International Factoring" product that solves the technical problem caused by agents in international factoring. The product has been widely acclaimed within the factoring community.

The Bank has successfully acquired SALE in 2006, which further expanded its corporate banking business platform.

Outlook

The financial industry is striding into a new competitive era in which the participants will become more diversified with competition coming from all directions. In 2007, the Bank will continue to improve its service to customers. Some major measures include: improving the service model for key customers; optimizing business procedures in the corporate banking business; strengthening coordination and cross-selling among the head office and the branches in both domestic and overseas markets and across different business lines; encouraging product innovation and improving the service model for small business. These efforts will help the Bank lay down a solid foundation for a sustainable growth in the future.

Personal Banking Business

Annual international and domestic awards received in the personal banking business:

- Hexun.com:
  2006 Best Personal Residential Mortgage Loan Service ("Ideal Home");
  2006 Best Marketing Practice ("The Great Wall ChinaRen Card");
  2006 Maximum Investment Value, RMB Wealth Management Products

- VISA:
  2006 Best Olympic Partner;
  2006 Best Acquiring Bank;

- MasterCard:
  2006 Best Contribution of the Year (PRC);
  2006 Best Acquiring Bank of the Year;
  2006 Best International Card of the Year (Great Wall International MasterCard in GBP);
  2006 Best Branch Sales of the Year (Bank of China Jiangsu Branch);

- China Union Pay:
  2006 Advance Award for Best Execution of CUP Business Regulations;
  2006 Excellent Achievements in CUP Standard Credit Card Issuance;
  2006 Extraordinary Contribution Award for CUP Cards Acquiring;

Business scope and strategic positioning

The Bank provides a broad range of personal banking products and services, including savings deposit, personal loans, payment and settlement, bank cards and wealth management services.

Personal banking business is one of the Bank strategic priorities. It strives to accelerate the development of its personal banking business in order to improve the business and income structure and to increase revenues while reducing risk. The Bank provides customers with standardized quality products and services as well as customized products and services to affluent clients.

At the end of 2006, the Bank had approximately 0.14 billion retail customers, 0.183 billion Renminbi-denominated deposit accounts and 35 million foreign currency-denominated deposit accounts.

Opportunities and challenges

In 2006, a series of macro-economic adjustment measures implemented by the central government had a great impact on the personal residential loans market. Deposits of residents were partially diverted away due to the buoyant and fast-growing capital market. The deposits were subject to greater fluctuation. The continuous appreciation of the Renminbi reduced the desire of residents to keep foreign currencies and settlement of foreign exchange transactions by individuals increased. Interest rate hikes by the PBOC contributed to the increase in Renminbi-denominated deposits. However, consumer loan borrowers were forced to pay higher interest as a consequence and therefore the amount of early loan repayments also increased.



The Bank proactively makes adjustment in response to changes in the market environment. The Bank built up specialized marketing teams for personal loans and implemented a "Direct Sale Model" system. The Bank also continued to improve its centralized personal loan approval mechanism by upgrading the system and optimizing the approval process in order to improve efficiency in reviewing and approving facilities. With these innovations, the Bank greatly improved the competitiveness of its personal lending business. The Bank also re-adjusted the renovation of its operating network, so as to implement the separation of various functions, speed up the business process, relocate services and establish a new KPI system, which aims at increasing cross-selling and customer wallet share. The Bank



strengthened product and service innovation, provided a series of customized services to affluent customers, and developed and consolidated the mid-level customer base to effectively maintain sustainable growth for all related business.

Business operation

In 2006, the pre-tax profit (before inter-company eliminations) of the personal banking business was RMB17.4 billion, representing an increase of 23.2% over the prior year with a pre-tax ROA of 2.7%.

Unit: RMB million

	2006	2005	2004	2003
Net interest income	**36,414**	32,302	30,148	26,469
Non-interest income	**8,897**	6,176	5,088	4,507
Operating expenses and others	**(27,121)**	(25,508)	(20,592)	(17,874)
Impaired loans (losses)/write-back	**(794)**	1,147	(7,654)	(9,052)
Operating profit	**17,396**	14,117	6,990	4,050
Profit before income tax	**17,396**	14,117	6,990	4,050
Segment assets	**687,553**	599,263	556,066	453,665

Savings deposits

At the end of 2006, the balance of domestic savings deposits denominated in Renminbi was 1,602.755 billion, representing an increase of RMB186.429 billion compared to the prior year-end. The Bank's market share among all financial institutions was 9.92%. The balance of domestic foreign exchange deposits was USD30.465 billion, representing a decrease of USD2.044 billion from the previous year-end. The balance of overseas foreign currency deposits was RMB575.851 billion, representing an increase of RMB32.209 billion compared to the previous year-end.

Personal loans

At the end of 2006, the balance of domestic Renminbi-denominated personal loans was RMB443.6 billion, representing an increase of RMB63.6 billion from the previous year, amongst which the outstanding balance of residential loans was RMB337.8 billion, representing an increase of RMB51 billion from the previous year. The balance of overseas personal loans was RMB139.1 billion, representing a decrease of RMB3.9 billion from the previous year.

Personal fee-based business

Wealth management

In 2006, the Bank strived to develop its personal wealth management business by eliciting synergies between its domestic and overseas branches, which further enhanced customer awareness of the "BOC Wealth Management" brand.

The Bank continued to build specialized service facilities in 2006. It established 97 new wealth management centers, all built according to a uniform standard within the year, bringing the total number of wealth management centers to 297. The Bank continued to improve its services provided to its wealth management customers and the ability to expand such wealth management customer base. It increased the number of wealth management customers to over 700,000, representing an increase of 200,000 from the previous year.

The Bank strived to improve the specialized wealth management services. It provided "Reservation Service" in its domestic wealth management centers for wealth management customers, marketed "Overseas Wealth Management" and "Investment Advisory Management" service in cooperation with BOCHK and BOCI and launched the "Dedicated Service Center" brand.

The Bank endeavored to build a professional wealth management team. The BOC wealth management specialist group was staffed with over 20 specialists from its related departments and BOCHK, BOCI, BOC Securities, BOCG Insurance etc, supporting the promotion of the "BOC Wealth Management" for overseas wealth management and customer cultivation. The number of full-time specialized client managers in the wealth management team reached 2,226 by the end of 2006, among which 1,007 have obtained an AFP certification and 197 have obtained a CFP certification.

Bank card business

The Bank provides various types of bank card products and services in response to different customer needs, including single credit cards denominated in dual-currencies, quasi-credit cards, debit cards and agent services for cards issued by other issuers. In 1985, the Bank issued China's first bank card.

Credit card The Bank provides a broad range of credit card products, including credit cards denominated in single and dual-currencies which can be settled in Renminbi, US Dollar, HK Dollar, Euro and Japanese Yen. By the end of 2006, the Bank has issued about 2.15 million credit cards in Chinese Mainland.




VISA
VISA
VISA
VISA
VISA
VISA


Credit Card Volume (Domestic)
10 thousand
240
200
160
120
80
40
0
50
90
135
215
Dec 31, 2003
Dec 31, 2004
Dec 31, 2005
Dec 31, 2006

Quasi-credit card The Bank was the first bank in China to issue quasi-credit cards. This product uses the "Great wall" brand and provides saving, settlement and payment functions. At the end of 2006, the Bank had issued 7.21 million quasi-credit cards in China. The Bank is the largest quasi-credit card issuer in China in terms of issued card volume and has a market share of over 37%.

Debit card The Bank provides debit card products which link directly to client bank accounts. Cardholders may engage in trading in foreign exchange, bullion, fund, treasury bonds and other securities, and may also access the Bank's telephone banking and internet banking services through their debit cards. By the end of 2006, the Bank had issued 98.6 million debit cards in Chinese Mainland.

BOC RMB Card Sale Volume (Domestic)


RMB 100 million
1,600
1,200
800
400
0
409
664
976
1,478
2003
2004
2005
2006

Merchant Acquiring Services The Bank provides settlement services to merchants by processing credit card, quasi-credit card and debit card transactions. The Bank has one of the largest merchant acquiring networks in China. By the end of 2006, the Bank had 190,000 merchants, realizing foreign card acquiring transactions of RMB22.3 billion.

Foreign Card Transaction Volume Acquired by BOC (Domestic)


RMB 100 million
240
200
160
120
80
40
0
103
156
191
223
2003
2004
2005
2006

Business innovation

The Bank focused on the credit requirements of its customers in the areas of consumer payment and investment. It launched some competitive direct customer service products, including "Easy Mortgage" for first-hand residential mortgage loan, "Safe Mortgage" for second-hand residential mortgage loan, fixed interest rate mortgage, "Fast Auto Loan" under the umbrella of the "Ideal Home" brand, etc. Personal revolving loans were launched in some developed regions. This product has grown rapidly and brought in new revenue.

The Bank pays great attention to bank card innovation. In 2006, it promoted various credit card and co-brand products, such as the BOC City Card, the Great Wall Commercial Card, the BOC Jiaotong University Affinity Card, the BOC Peking University Co-Brand Card, the BOC Golden Eagle Co-Brand Card, the BOC (Shanghai) SOGO JCB Co-Brand Card and the BOC PKU Affinity Card. In addition, the Bank promoted a lot of quasi-credit card products, including the Great Wall Ruziniu Co-Brand Card, the Great Wall PICC Co-Brand Card, the Great Wall Jianye Co-Brand Card, the Great Wall Jiashi Co-Brand Card, the Great Wall Zhonghai Co-Brand Card, the Great Wall Zhongsheng Co-Brand Card etc. The Bank emphasized the importance of building relationships with customers of great development potential. It has strategically launched "Great Wall ChinaRen Alumni Card", "Great Wall Blooming Season Card" etc.

The Bank emphatically developed new personalized investment and wealth management products. It has made available investment products which are linked to overseas stock markets, Renminbi-denominated derivatives, Renminbi-denominated products —



"Market Game" and a QDII product "BOC USD Enhanced Cash Management", and jointly launched derivative products denominated in foreign currencies linked to stock markets in cooperation with its strategic investors.

As the banking partner of the 2008 Beijing Olympic Games, the Bank launched the Olympic Growth Deposit Passbook and Olympic Courtesy Deposit Certificate, aligned with the Olympic brand.

The Bank actively developed its overseas retail market in 2006. Five of its overseas branches including Singapore and Seoul, piloted the Renminbi-denominated cash exchange and deposit business. The Bank increased the choice of foreign currencies for Renminbi-denominated remittance, and issued debit cards at its branches in Paris and London. BOCHK marketed options, off-shore deposits and acted as the agent for precious metal trading services through its domestic branches and outlets. The London branch launched banking services for Chinese students studying in the UK in cooperation with RBS Group. The New York branch cooperated with Citizens Bank, a subsidiary of RBS Group in the US, on the provision of international remittance services to the PRC. It also launched "Family Remittance" with BTS in the US. It also started the selling of Korean Won to the Chinese citizens in the PRC.



Outlook

In 2007, the Bank will focus its personal banking business on a client-oriented tenet and strive to improve business operations, perfect its service model, optimize business processes, develop and cultivate affluent customers, strengthen cross-selling and internal coordination, promote product innovation, strengthen marketing and increase the core competitiveness of the services delivered by the outlets. The Bank will accelerate innovation in personal banking for quick development and expansion of its private banking business and wealth management through extending its cooperation with overseas strategic investors on products, services, human resources etc. The human resources strategic plan for the personal banking business will be drawn up to accelerate the forming of specialized teams and to lay down a solid foundation in support of sustainable development.



Financial Market Business

Business scope and strategic positioning

The financial market business of the Bank includes foreign exchange and precious metal transactions, bond transactions, short-term financing notes and bills, local and foreign-currency bond investments, financial derivatives and commodity futures, local and foreign currency wealth management and asset management, distribution and custody of funds etc. The Bank conducts its treasury operations primarily through five trading centers located in Beijing, Shanghai, Hong Kong, London and New York. These trading centers manage positions and quotations in relays, which enables the Bank to conduct its treasury operations on a 24-hour basis.

The Bank's development strategies for its financial market business are: giving equal emphasis on local and foreign currency-denominated business, carrying out treasury transactions on self-owned accounts and agency accounts and providing excellent marketing and customer service, so as to strengthen its leading position in the domestic financial market; maintaining sustainable product innovation and risk management, cultivating professional human resources; achieving a continual critical competitiveness; realizing the integration of global trading and investment; achieving the excellence of advanced international banks in terms of both business volume and profitability; and gradually building up a good brand image for the financial market business.

Opportunities and challenges

In 2006, due to the uncertain expectation on the FED's interest policy, there were relatively large fluctuations in the interest rate market. The yield of the US 10-year treasury bond experienced a large decrease after its earlier large increase. Major currencies maintained movements within their normal range but with declining volatility, and the market environment was not favorable for foreign currency-denominated treasury operations.

Meanwhile, due to tight monetary policies, the overall price of the domestic bond market witnessed a downturn. The overall yield of the Renminbi-denominated bond market was in an upward trend. The yield on Renminbi-denominated bonds increased significantly compared to that of the beginning of the year. The yield curve flattened quite obviously. Treasury operations denominated in Renminbi also faced an unfavorable market environment.

However, the stock market in 2006 stayed strong, and sales of fund products were on an ascending trend. The funds distributed by the Bank on a commission basis were primarily equity funds with the highest commissions, and the market environment of the fund business was much better compared to that of 2005. The commission income of the Bank set a historic record.

By deepening research and analysis of the market and strictly following investment guidelines, the Bank managed to capture profit opportunities despite unfavorable market conditions, and achieved sound returns.

Business operations

In 2006, the overall pre-tax profit (before inter-company eliminations) of the treasury operations increased to RMB13.7 billion for the Group, representing an increase of 59.8% compared to last year. The average pre-tax ROA was 0.5%.

Unit: RMB million

	2006	2005	2004	2003
Net interest income	**29,860**	18,053	13,585	15,324
Non-interest income	**(7,324)**	(2,363)	5,680	2,350
Operating expenses and others	**(8,818)**	(7,105)	(8,568)	(7,805)
Operating profit	**13,718**	8,585	10,697	9,869
Profit before income tax	**13,718**	8,585	10,697	9,869
Segment assets	**2,725,362**	2,397,839	2,019,737	1,860,575



Local and foreign currency investments

Local and foreign currency denominated investments of the Bank mainly include investments denominated both in local currency and foreign currencies.

Foreign currency-denominated investments The foreign currency-denominated investments of the Bank primarily include investments in government bonds, institution bonds, corporate bonds, bank bonds, emerging market bonds, mortgage-backed securities (MBS), asset-backed securities (ABS), collateralized debt obligation (CDO) and lending at money market. The Bank normally invests in foreign currency-denominated bonds with high credit ratings, among which 74.9% are above Aaa grade. The Bank also conducts forward, option, swap and other derivative transactions to hedge the risk or to achieve the objectives of investments. In 2006, the Bank invested proceeds from the IPO in assets that have both high liquidity and high return, such as MBS, corporate bonds with high ratings and long-term investment portfolios which are flexible and conducive to the enhancement of overall investment returns. In addition, the Bank disposed of some bonds with low returns. It decreased the proportion of held-to-maturity investments, and thus enhanced liquidity and improved the valuation of the account. The duration of foreign currency-denominated bond investments decreased sharply in the second half of 2006 to 2.039 at the end of the year.

Local currency-denominated investments The local currency-denominated investments of the Bank primarily include investments in Chinese treasury bonds, financial bonds issued by Chinese policy banks, bills issued by PBOC and bonds issued by Chinese commercial banks. In 2006, the yield curve of the domestic bond market presented distinctly flattening trend. At the end of 2006, the total volume of the local currency-denominated investment portfolio exceeded RMB400 billion. Modified duration decreased to 2.16 and interest rate risk was effectively reduced. Following a comprehensive consideration of risk and return, the Bank held more bills of PBOC and policy related financial bonds, attaining greater stability and increasing income.

Proprietary transactions

Proprietary transactions of the Bank include foreign currency-denominated proprietary transactions and local currency-denominated proprietary transactions.

Foreign currency-denominated proprietary transactions The Bank efficiently performed the role of market-maker in inter-bank foreign exchange markets with the largest transaction volumes, and actively provided liquidity for the market. During 2006, the number of transactions in the inter-bank foreign exchange market reached 17,210, representing a significant increase of 70 times compared to the prior year. The Bank actively participated in domestic and overseas bullion transactions. While keeping its profit margin, it continued to maintain the leading position in the domestic market and expanded its influence in the international market.

Confronted with an unfavorable market environment, the Bank actively explored the volatility of various currencies and made a flexible use of different trading platforms and instruments so as to maintain the leading position in the market. The Bank also actively participated in bullion and other precious metal transactions in the international market. With the trade volume of bullion reaching 600 tons, the Bank further expanded its influence in the international market. As to the quotation of derivatives, the Bank kept its traditional advantages in the quotation of interest rate swap denominated in US dollar.

Development Trends of the Financial Market Business

Trading Volume	2006	2005
Trading Volume of settlement & purchase of CNY (USD billion)	347	308
Bullion Trading Volume of Shanghai Gold Exchange (Ton)	240	160
Trading Volume of FX Option (USD billion)	44	35.2

Renminbi-denominated proprietary transactions Local currency-denominated proprietary transaction of the Bank increased greatly as a result of its accurate research and judgment made on the market, active market participation and timely operation. In 2006, the volume of proprietary bond trading transactions reached RMB730.2 billion, representing a year-on-year increase of 38%. The number of bond trading transactions was 8,965, representing a year-on-year increase of 26%, securing the Bank's place as the first in the market. Renminbi-denominated interest rate swaps are one of the new businesses developed by PBOC in 2006. In 2006, the market share of the Bank in the Renminbi-denominated swap market was ranked second in the market. In 2006, the Bank maintained its leading position in domestic bullion transactions. In 2006, its market share in the Shanghai Gold Exchange, the only gold exchange in Chinese Mainland, increased from 33.86% in 2005 to 36.79% in 2006 with the volume of transactions being the largest at Shanghai Gold Exchange.

Treasury operations on behalf of customers and bond market operations

Treasury operations on behalf of customers includes corporate and private business.

Corporate business on behalf of customers mainly includes foreign exchange fund management (mainly to preserve values of the debt), "Four-Season Forwarding", "Credit Garden" and structured wealth management products denominated in Renminbi. The development model and product design of treasury operations on behalf of customers has entered into a new phase in 2006. All businesses reported sound growth. The volume of debt value-preservation transactions made on behalf of customers reached USD3 billion, representing the largest market share in the market. In addition to active marketing, the Bank strengthened innovation and strived to create new profit-growing areas in agency businesses. The "Credit Garden" developed rapidly, with transactions volumes reaching USD30 million.

Foreign exchange wealth management in private business on behalf of customers mainly includes "Huijubao", "Liangdebao", "Qiquanbao", "Personal Foreign Exchange Option", "Spring - Summer - Autumn - Winter", etc. It is a traditional business of the Bank and developed steadily in 2006. Amongst the products, the wealth management product "Game" had an interest-bearing fund of RMB5.4 billion.

The Bank provided itself and corporate customers with financing services by issuing local and foreign currency-denominated bonds and arranging syndicated loans in international and domestic markets. In 2006, the Bank played an active role in issuing and underwriting bills in the domestic inter-bank bond market. In 2006, the Bank issued 22 short-term bonds with a transaction volume of RMB16.6 billion, and participated in the underwriting of 197 short-term bonds with a total underwriting volume of RMB51.04 billion.

Distribution and custody of fund

In 2006, on the basis of maintaining custodian customers, the Bank further expanded the scale of its custodian assets. It has made a breakthrough in the custody of annuity plans, financial institutions' asset securitization funds, which further strengthened and improved its market position and the image of its assets custody business. At the end of 2006, total net custodian assets of the Bank exceeded RMB300 billion, reaching RMB342.8 billion and doubling the amount at the end of 2005.

Business innovation

The development of new products and quotation ability is a major competitive advantage of the Bank. Resulting from the continuation of active international and domestic market activities, the performance of the Bank's settlement and purchase of foreign exchange, and local and foreign currency-denominated wealth management were excellent. In 2006, by fully utilizing its traditional advantages in foreign exchange, the Bank applied its experience in the foreign exchange business to its Renminbi-denominated business. The Bank designed standard business models for entrusted wealth management and created the product line concepts of "BOC Value-added Wealth Management". It developed a series of new products, including asset-backed wealth management plan, trust management, bill management, and mini-bonds. While facing fierce market competition, the Bank successfully designed and launched a foreign exchange wealth management product "Credit Garden" and a Renminbi-denominated wealth management product "Game", and took the lead in launching a structured wealth management product connected with stock called "Red chip leverage", and wealth management product linked to crude oil called "Tong Tong Jin" in the domestic market, which provided relatively high investment returns for investors. During 2006, Hexun.com, a domestic professional finance website, awarded the Bank the "Best RMB Wealth Management Investment Product (RMB)" in recognition of its strength in Renminbi-denominated wealth management products. The personal wealth management product "Huijubao" has been awarded the "Best Domestic Wealth Management Brand" by Hexun.com for two consecutive years. In the year, the Bank was selected as one of the 16 quotation banks of SHIBOR, and successfully





conducted its first one-year placement transaction.

Outlook

In 2007, the macro-economic environment and regulatory policies are expected to provide ample room for development, while posing new challenges to the Bank's financial market business. The Bank expects to face more intense market competition in the financial market business in light of the advantages in technology, experience and marketing measures foreign banks will bring into the market. The Bank will further expand its financial market business, take business opportunities in the Renminbi-denominated derivative market, strengthen local and foreign currency-denominated asset portfolio management, take full advantage of its cooperation with strategic investors, follow the development trends of international banks and its comparative competitive advantages, so as to maintain the Bank's leading position in competition with other banks.

Operations of BOCHK

The Group conducts commercial banking business in Hong Kong through its subsidiary BOCHK. As a licensed bank in Hong Kong and with 65.87% of its shares owned by the Group, BOCHK is the Bank's most significant overseas business entity in terms of assets and profit contributions. As at 31 December 2006, BOCHK Group's total assets reached RMB926.082 billion. At the end of 2006, BOCHK Group contributed a net profit of RMB9.448 billion to the Bank. BOCHK Holdings, which was the controlling shareholder of BOCHK, was listed on the Hong Kong Stock Exchange main board in July 2002.

BOCHK is one of the three note-issuing banks in Hong Kong. Through its extensive service network, BOCHK offers comprehensive financial products and services to its retail and corporate customers. As of the end of 2006, BOCHK had an aggregate of 302 branches, of which 287 branches are located in Hong Kong, 14 in Chinese Mainland and 1 overseas, together with 445 ATMs in Hong Kong. In the first half of 2006, BOCHK Holdings further extended its business lines and diversified its income resources by acquiring 51% stake in BOCG Life.

In 2006, BOCHK mapped out its strategic focus for the next five years: strengthening its position as one of the leading banks in Hong Kong; enhancing its capabilities in product manufacturing and distributing; building a



stronger presence in Chinese Mainland; exploring opportunities for regional expansion; and promoting corporate value and core advantage.

Business Performance

In 2006, benefiting from the vibrant economic growth and the active financial markets in Hong Kong, BOCHK delivered the highest operating profit before loan impairment allowances and profit attributable to shareholders since its restructuring in 2001, before taking into account the impact of foreign exchange retranslation. Net interest income and net interest margins increased substantially. Both the net interest income and the net interest yield experienced strong growth, with outstanding performance in both the investment and insurance businesses.

Proportion of BOCHK Group's profit after tax to that of the Group


Profit after tax
RMB million
%
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
80
70
60
50
40
30
20
10
0
2004
2005
2006
Profit after tax
Proportion to the Group's profit after tax

In 2006, BOCHK actively developed its deposit taking business while controlling funding costs. To meet the various demands of its customers, BOCHK carried out specific product promotion, resulting in an increase in taking of low-interest and interest-free deposits as well as a more optimized deposit structure. With an emphasis on risk management and efficiency enhancement, BOCHK set up operational models for SME development. It streamlined business flows and improved customer service efficiency, and launched a series of competitive and diversified products in the year which doubled the loan balance for SMEs. BOCHK remained the leader in the syndication loan markets of Chinese Mainland, Hong Kong and Macau, with a market share of 9.3%.



BOCHK was appointed by the PBOC in 2003 as the clearing bank for Renminbi-denominated businesses in Hong Kong and was reappointed in January 2007. BOCHK has remained the leader in Renminbi-denominated businesses in Hong Kong since the Renminbi-related services were initially launched in February 2004. BOCHK has continued to achieve satisfactory results in this area. In 2006, Renminbi-denominated deposits in Hong Kong has increased by 1.8 %, and Renminbi-denominated credit card issuance has increased by 22.7%. A personal Renminbi-denominated cheque service was launched in March 2006 to provide more convenience to customers.

Business Cooperation and Complementary Operations between BOC and BOCHK

As one of the leading banks in Hong Kong, BOCHK will continue to consolidate its strength in the market in Hong Kong and leverage its strong base and platform to grow its businesses both in Chinese Mainland and other regions. BOC and BOCHK together will seek to increase their combined market share in the banking market in Chinese Mainland. The Bank believes the business strategies of BOCHK are complimentary and consistent with those of the Bank.

BOCHK's extensive network and branches in Hong Kong provide efficient services for customers from Chinese Mainland. The Bank's network of over 11,000 branches throughout Chinese Mainland offers convenient services for the Hong Kong customers of BOCHK. The cooperation and complement between BOCHK and the Bank in the areas of corporate banking, personal banking and financial market business have enhanced their combined market position in Chinese Mainland.

BOCHK has a network of 14 branches and sub-branches operating in Chinese Mainland, mainly spread along the Yangtse River Delta and Pearl River Delta regions, as well as several major cities along the coastline. Leveraging the competitive advantage, these domestic branches are able to offer cross-border banking services to customers both from Hong Kong and Chinese Mainland.

BOCHK announced in early 2007 the adoption of a dualistic approach to its China business model. Nanyang, a wholly-owned subsidiary of BOCHK, is applying to the regulatory authorities of Chinese Mainland for registration as a locally-incorporated bank and will move on full steam to develop full-scale banking services in Chinese Mainland with emphasis on retail banking services. BOCHK will continue to operate its branches in Chinese Mainland as foreign bank focusing on corporate banking and foreign exchange business. Chiyu Banking Corporation Limited, another subsidiary of BOCHK, will also maintain its status as a foreign subsidiary and continue its existing operations in China.

Outlook

In 2007, in terms of strategic business development, BOCHK will continue to increase its market share in traditional segments such as corporate banking and retail banking. It will also further strengthen and expand its business platform, enhance product innovation and manufacturing capabilities and take advantage of the synergies created through collaboration with the Bank which generate sustainable long-term returns on equity and maximize value for shareholders.

(For further details of BOCHK's business results and related information, please refer to its annual report for the same period.)

Investment Banking Business

BOC International Holdings Limited (BOCI), which specializes in investment banking, is a wholly owned subsidiary of the Bank. BOCI was founded in Hong Kong on 10 July 1998. It is a PRC-based world-class investment bank with a global presence in major financial centers, including New York, London, Hong Kong and Singapore. It has a well-established sales and distribution network in major cities along the coastal regions and inland regions of China, covering Beijing, Shanghai, Guangzhou and Chongqing. With a team of financial experts, a broad institutional and retail sales network and global infrastructure, BOCI is well-positioned to offer its clients a wide range of investment banking products and services, including corporate financing, mergers and acquisitions, financial advisory, sales and trading of equity and fixed income products, derivative and structured products, asset management and private equity investments.

BOCI adopted its strategy of taking root in China, making the world its stage and offering the best cross-border services in 2006. It emphasized strongly on corporate governance and focused on its sustainable traditional businesses while promoting business innovation. It is committed to shaping a global investment banking culture of "Customer-Oriented, Integrity, Teamwork, Initiative, and Innovation" in an effort to achieve continuous enhancements in its core competences.



The profit after tax of BOCI was HKD1.13 billion in 2006, representing a year-on-year growth of 280%.

Underwriting and financial advisory BOCI arranged 7 initial public offerings (IPO) in 2006 including the H share IPO of the Bank, which came out among the top in the league table and gained a market share of 12.2% in terms of deal value.

Domestic businesses BOCI leveraged its expertise in China to provide extensive investment banking services to its Chinese clients. In particular, BOCI completed a number of private placements as well as merger and acquisition projects for financial institutions and leading corporations in China in 2006.

Securities brokerage BOCI achieved substantial growth in its securities brokerage businesses, both for the primary and secondary markets in 2006. In particular, its market share in the Hong Kong retail stock brokerage market increased 20% compared to last year.

Asset management BOCI, operating via its subsidiary BOCI-Prudential, provides comprehensive asset management services and a wide range of investment products including the Hong Kong Mandatory Provident Fund (MPF), pension fund schemes, retail unit trusts, and other institutional mandates. As of December 2006, BOCI-Prudential managed over HKD28.73 billion of assets (including MPF), representing a year-on-year growth of 12.7% and maintained a market share of approximately 8% in terms of the assets under management.

Equity research BOCI has a team of investment research analysts covering the global capital markets. Their research capabilities as well as the depth and quality of their product offerings are well recognized and highly praised by clients worldwide.

Direct investment In 2006, BOCI became the equity participant of Bohai Industrial Investment Fund Management Co., Ltd., undertaking the management and operation of Bohai Industrial Investment Fund, with a total size of RMB20 billion. The establishment of BIIF was a breakthrough in the financial system reform in China, as well as a cornerstone of BOCI's private equity business. This also marked BOCI's leading position in China's RMB industrial investment fund sector.

Outlook

In 2007, BOCI will continue to leverage on the global operating platform of the Bank to strengthen its leading position in China as well as to grow further in the global capital markets. It is committed to creating value for its clients by providing high quality, comprehensive, professional, standardized and personalized financial products and services.

Insurance Business

The insurance business is conducted through the Bank's wholly-owned subsidiary, BOCG Insurance. The business scope of BOCG Insurance includes: property insurance, liability insurance, credit/bond insurance, short term health insurance, accident insurance and reinsurance of the above-mentioned classes of insurance. BOCG Insurance develops its business through 6 branches, 3 wholly-owned subsidiaries (Bank of China Insurance Company Limited, Eastern Pearl Insurance Advisers Limited and Ford Ease Investment Limited) and 3 associated companies (BOC Group Life Assurance Company Limited, Luen Fung Hang Insurance Company Limited and DongFeng Peugeot Citroen Auto Finance Company Limited).

Business Operation

Since its establishment in Hong Kong more than a decade ago, BOCG Insurance has been making a stable progress. It is now in possession of an extensive business network and offers diversified insurance products. At the end of 2006, the assets of BOCG Insurance totalled HKD4.845 billion. In 2006, the actual gross premium income of BOCG Insurance totaled HKD1.21 billion with profit before tax amounting to HKD0.76 billion, representing a growth of 91.66% over the previous year.

Analysis of gross premium income

Unit: HKD million

	2006	2005	2004
Gross premium income	**1,213**	1,266	1,398

In 2006, in the area of product innovation, BOCG Insurance actively responded to the HKSAR Government's "User Pays" principle in health-related service reform and introduced a series of brand new medical insurance products to address market competition and client demand. At the same time, it also actively cooperated with banks in the development of joint products such as a safety insurance scheme for students.

In 2006, BOCG Insurance sold 51% of its shares in BOCG Life to BOCHK Holdings. By leveraging the extensive network of BOCHK in Hong Kong, the Group can provide more effective customer support to its "BOC wealth management" services.

Business in Chinese Mainland

In line with the business strategy of BOCG Insurance and to achieve one of its goals of expanding its business in Chinese Mainland, BOCG Insurance has set up a wholly-owned subsidiary company, Bank of China Insurance Company Limited, in China. At present the latter has already established 4 branches. In 2006, Bank of China Insurance Company Limited adopted an operating philosophy aiming to be a first class insurance company in China by building up a strong insurance brand name with advanced skills and quality service. The aggregated actual gross premium income for the year was RMB125.81 million, representing a growth of 95.86% and an increase of RMB61.57 million over the past year.

In 2007, it is expected that there will be a continuous increase in the number of competitors in the insurance market in Chinese Mainland and the challenges will become more intense. Bank of China Insurance Company Limited will take positive steps to make good use of every opportunity that arises. It will endeavour to enhance its risk management ability, business support capabilities and efficiency to establish a highly effective service system so as to cope with the demand from business development and competition, and to maintain a leading role in the insurance market in China.



Outlook

In light of a highly competitive insurance market, BOCG Insurance will strive to explore new development channels while at the same time reinforce its traditional business. It aims to elevate the quality of its service and professional skills, and further extend its business operations to the overseas market. It will also make use of the Bank of China Insurance Company Limited to gain access to major cities in Chinese Mainland covering the Bank's existing network.

BOCG Investment

The Bank is engaged in direct investment and investment management business, through its wholly-owned subsidiary, BOCG Investment, which was incorporated in Hong Kong in 1984. As the only professional investment management company within the Group, BOCG Investment primarily aims to implementing the overall development strategy of the Group. Its major business includes corporate equity investments, distressed asset investments, fixed assets investments, management and lease and property management services.

Business Operation

At the end of 2006, BOCG Investment had total assets of HKD44.189 billion with an after tax profit of HKD1.947 billion, representing an increase of 88.70% compared to the prior year.

In 2006, BOCG Investment vigorously expanded its business and succeeded in establishing alliances in different areas with major investment banks, professional funds, asset management companies, the government authorities in Chinese Mainland and other strategic partners. Meanwhile, BOCG Investment did not hesitate to make every effort to achieve innovations and explore different business models to support its business development.

During 2006, BOCG Investment took part in organizing the first contractual-type Renminbi-denominated industrial fund in China, namely "Bohai Industrial Investment Fund". It has not only opened up opportunities for the Group to establish close strategic relationship with growing enterprises of high potential, but also consolidated and strengthened the core competitiveness of the Group.

In 2006, BOCG Investment successfully completed the acquisition of SALE through its wholly-owned subsidiary, Sky Splendor, which was incorporated in the Cayman Islands. The acquisition provides a platform for the Bank to enter into the aircraft leasing industry. With this platform, the Bank not only provides operating leases for aircraft, asset management and structured financing services to airline companies, but also achieves synergies by securing more business in lending, intermediate services, investment banking and insurance in the aviation industry. Consequently, the Bank's presence could be further elevated by differentiating itself from its competitors with its international, global and diversified business characteristics.

Outlook

In 2007, BOCG Investment will strive to become a growth company which has an appropriate asset size, a reasonable investment portfolio, high liquidity, strong profit making ability and stable investment returns. As a result, BOCG Investment will be one of the key sources for profit and contribute to the overseas diversified business developments of the Group.

Management Discussion and Analysis — Risk Management

Overview

In 2006, the Bank achieved steady progress in the development of its risk management system, and further improved its risk management ability and infrastructure with a view to promoting independence, centralization and professionalism in its risk management.

We seek to maintain a "moderate" risk appetite and a balance between risk and return in a "rational, stable and prudent" manner. Our primary risk management objectives are to maximize value for our shareholders while maintaining risk within acceptable parameters and satisfying the requirements of the regulatory authorities, our depositors and other stakeholders for the Bank's prudent and stable development.

The guiding principles in developing our risk management framework include:

- *Compliance with legal and regulatory requirements:* rigorously following the laws and regulations, stipulations and guidelines of regulatory authorities. Compliance and stable operations are preconditions of the effective implementation of risk management.

- *Achieving an appropriate equilibrium between risk and return:* through active control to achieve balance between profit and loss, each category of business should make profits which at least match the risk it bears.

- *Relative independence:* being relatively independent of business development, risk management objectively identifies, measures and controls risks existing in business development, with independent risk management institutions and personnel.

- *Strict accountability:* clarifying duties, rights and responsibilities through rigorous internal control mechanisms.

- *Alignment:* ensuring the objective of risk management is consistent with that of business development and preserving a unified risk management and control strategy.

- *Sufficient disclosure:* providing risk information to the supervisory authorities or disclosing the information to the public in accordance with regulatory requirements.

Through further improvement of our risk management system, we seek to achieve the following objectives: (1) extending our risk management framework to all of our business departments, branches and subsidiaries; (2) ensuring that risks inherent in our various lines of business are effectively managed; (3) establishing an all-encompassing risk management culture; (4) developing comprehensive and integrated risk management procedures, policies and processes; and (5) utilizing appropriate risk management tools to identify, monitor and quantify our risks.



Risk Management Framework

The Bank's risk management framework is mainly composed of the Board of Directors and the Risk Policy Committee under the Board; the Internal Control Committee, the Anti-Money Laundering Committee, the Asset-Liability Management Committee and the Asset Disposal Committee which report to the senior management; and the Risk Management Department, the Credit Administration Department, the Asset-Liability Management Department and the Legal and Compliance Department. The Bank manages the risks in branches through a vertical management model, the risks in business departments through the risk window management model, and monitors and controls the risk management in subsidiaries through appointing members of their boards of directors or risk management committees.

Credit Risk

Overview

Credit risk is the risk that a customer or counterparty may be unable or unwilling to meet a repayment obligation that it has entered into with us. The credit risks are mainly from loans, trade finance and treasury operations.

In 2006, as part of our ongoing efforts to improve the centralized credit approval system, the pilot running of the centralized credit approval system operated smoothly. Most of the chief credit officers of tier one branches have been put in place and the first batch of the authorized credit application approvers has been appointed and authorized by the head office. To further enhance the efficiency and acceleration of credit approval of our important and high quality customers, we have initiated a hierarchy management, with assigned and designated officials to serve our important and high quality customers, and we have drafted and implemented "Lending Guidelines". To support our business development, we have developed "The Guideline of SMEs Credit Policy" and "The Rules of SMEs Credit Management", and have initiated the pilot run of these measures in several branches.

In 2006, the Bank further enhanced the credit management of group customers. We amended and issued "The Rules of Credit Management of BOC Group Customers". By strengthening the identification process of the groups and their members, updating these information in IT system on a timely basis, specifying classification criteria for group customers, we enhanced the ability to identify group customers. We also enhanced the analysis of high-risk group customers which demonstrate the characteristics of large-scale loans, frequent capital transactions, family management, defective corporate governance, and lack of transparency and analyzed how to improve monitoring the risks of such customers.

In 2006, the Bank further improved the credit rating of corporate customers through our ten-category customer credit rating system, which forms overall assessments on the credit status of customers based on analysis of various criteria including the customer's solvency, profitability, operating and management indicators, credit record, market outlook, development potential and quality of financial information etc. Any assignment of a "A" or "B" credit rating under our ten-category customer rating system is required to be reviewed and approved either by our tier one branches or our head office. At the end of 2006, the outstanding loans extended to borrowers with a credit rating of "A" accounted for approximately 45.2% of the total loans outstanding of the rated corporate customers of our domestic operations, an increase of 3.3 percentage points compared with the prior year-end. The Bank has developed a new quantitative approach to its corporate borrower rating model, which focuses on the probability of default by a borrower, and have completed the back testing of the model to improve its performance.

For better understanding and assessment of the credit risks the Bank is taking, set forth below are the details of distribution, quality and allowance for impairment losses, respectively, of the loan portfolio.

Loan Distribution

Loan concentration by geographical region

As at 31 December 2006, our domestic operations accounted for 81.76% of the total loan portfolio of the Group, and overseas operations accounted for 18.24%. Domestic loans were mainly concentrated in Eastern China, and Central and Southern China, respectively, accounting for 41.21% and 24.41% of the total domestic loan portfolio. In 2006, loans in Eastern China and Central and Southern China achieved a relatively high growth rate, increasing by RMB99.675 billion and RMB40.416 billion respectively, compared to last year.

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Domestic institutions	**1,988,334**	**81.76%**	1,800,142	80.53%	1,735,528	80.81%	1,750,071	80.99%
Overseas institutions	**443,685**	**18.24%**	435,123	19.47%	412,160	19.19%	410,829	19.01%
Total	**2,432,019**	**100.00%**	2,235,265	100.00%	2,147,688	100.00%	2,160,900	100.00%

Note: In 2006, the Bank transferred impaired loans of RMB2.066 billion from overseas institutions. The transferred impaired loans, together with the allowance for loan impairment losses of RMB1.849 billion are adjusted in the Management Discussion and Analysis section for the comparison purposes. Such adjustments are included in the following disclosed information.

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Northern China	**348,596**	**17.53%**	322,451	17.91%	314,843	18.14%	355,279	20.30%
Northeastern China	**136,119**	**6.85%**	131,649	7.32%	128,600	7.41%	139,263	7.96%
Eastern China	**819,434**	**41.21%**	719,759	39.98%	679,773	39.17%	621,900	35.54%
Central & Southern China	**485,285**	**24.41%**	444,869	24.71%	433,860	25.00%	453,863	25.93%
Western China	**198,900**	**10.00%**	181,414	10.08%	178,452	10.28%	179,766	10.27%
Total	**1,988,334**	**100.00%**	1,800,142	100.00%	1,735,528	100.00%	1,750,071	100.00%

Note: To improve the recovery and disposal of the NPLs, we centralized credit management of the NPLs of RMB12.643 billion to our head office from 7 of our domestic branches, namely Heilongjiang, Jilin, Liaoning, Hubei, Shaanxi, Shanxi, and Xinjiang in 2006. For the convenience of comparison, such NPLs and related allowance are adjusted in the "Management Discussion and Analysis" section. Such adjustment is included in the following disclosed information.



Loan concentration by industry and product

In 2006, China continued with its macro-economic control policy. The Bank tightened the credit criteria of overheated industries, examined the credit status in high-risk industries, and emphasized the monitoring of existing credits. Our credit business in those industries, which were significantly affected by macro-economic control, such as real estate, developed steadily. The industry mix of the loan portfolio was enhanced with overall asset quality improved.

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Corporate loans								
Manufacturing	**603,078**	**32.61%**	531,410	31.04%	523,732	31.67%	559,348	31.47%
Commerce and Services	**301,254**	**16.29%**	301,863	17.63%	348,432	21.07%	430,993	24.25%
Real Estate	**217,960**	**11.79%**	190,297	11.11%	187,110	11.32%	216,734	12.19%
Energy, mining and agriculture	**260,706**	**14.10%**	230,854	13.48%	203,544	12.31%	188,821	10.62%
Transportation	**211,786**	**11.45%**	193,428	11.30%	185,449	11.21%	177,664	10.00%
Public utilities	**106,141**	**5.74%**	91,924	5.37%	87,731	5.31%	75,465	4.24%
Construction	**38,897**	**2.10%**	36,050	2.11%	36,059	2.18%	44,548	2.51%
Financial services	**72,909**	**3.94%**	96,245	5.62%	46,518	2.81%	48,261	2.71%
Others	**36,544**	**1.98%**	40,191	2.34%	35,072	2.12%	35,673	2.01%
Sub-total	**1,849,275**	**100.00%**	1,712,262	100.00%	1,653,647	100.00%	1,777,507	100.00%
Personal loans								
Mortgage loans	**456,930**	**78.41%**	413,007	78.97%	360,595	72.99%	275,303	71.81%
Credit cards	**8,458**	**1.45%**	6,785	1.30%	5,973	1.21%	4,944	1.29%
Others	**117,356**	**20.14%**	103,211	19.73%	127,473	25.80%	103,146	26.90%
Sub-total	**582,744**	**100.00%**	523,003	100.00%	494,041	100.00%	383,393	100.00%
Total	**2,432,019**	**100.00%**	2,235,265	100.00%	2,147,688	100.00%	2,160,900	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Corporate loans								
Manufacturing	**556,032**	**35.99%**	491,117	34.58%	497,543	35.94%	528,728	35.34%
Commerce and Services	**255,787**	**16.56%**	255,460	17.99%	284,772	20.57%	366,279	24.48%
Real Estate	**113,589**	**7.35%**	96,390	6.79%	100,932	7.29%	127,368	8.51%
Energy, mining and agriculture	**240,314**	**15.56%**	210,281	14.81%	186,942	13.51%	169,948	11.36%
Transportation	**182,398**	**11.81%**	165,396	11.64%	158,762	11.47%	152,575	10.20%
Public utilities	**105,933**	**6.86%**	91,924	6.47%	87,731	6.34%	75,465	5.04%
Construction	**34,676**	**2.25%**	30,089	2.12%	27,938	2.02%	34,539	2.31%
Financial services	**53,333**	**3.45%**	77,237	5.44%	32,079	2.32%	36,873	2.47%
Others	**2,692**	**0.17%**	2,290	0.16%	7,484	0.54%	4,277	0.29%
Sub-total	**1,544,754**	**100.00%**	1,420,184	100.00%	1,384,183	100.00%	1,496,052	100.00%
Personal loans								
Mortgage loans	**337,834**	**76.16%**	286,829	75.49%	240,640	68.49%	159,314	62.71%
Credit cards	**2,876**	**0.65%**	1,929	0.51%	1,441	0.41%	931	0.37%
Others	**102,870**	**23.19%**	91,200	24.00%	109,264	31.10%	93,774	36.92%
Sub-total	**443,580**	**100.00%**	379,958	100.00%	351,345	100.00%	254,019	100.00%
Total	**1,988,334**	**100.00%**	1,800,142	100.00%	1,735,528	100.00%	1,750,071	100.00%

Loan concentration by currency

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
RMB	**1,692,980**	**69.61%**	1,477,859	66.12%	1,378,760	64.20%	1,321,097	61.14%
Foreign currencies	**739,039**	**30.39%**	757,406	33.88%	768,928	35.80%	839,803	38.86%
Total	**2,432,019**	**100.00%**	2,235,265	100.00%	2,147,688	100.00%	2,160,900	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
RMB	**1,688,414**	**84.92%**	1,475,821	81.98%	1,378,343	79.42%	1,320,843	75.47%
Foreign currencies	**299,920**	**15.08%**	324,321	18.02%	357,185	20.58%	429,228	24.53%
Total	**1,988,334**	**100.00%**	1,800,142	100.00%	1,735,528	100.00%	1,750,071	100.00%



Loan concentration by type of guarantee

Group

Unit: RMB million, except percentages



	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Unsecured	536,293	22.05%	475,983	21.29%	449,026	20.91%	370,566	17.15%
Guaranteed	731,759	30.09%	684,824	30.64%	650,905	30.31%	805,770	37.29%
Collateralized and pledged	1,163,967	47.86%	1,074,458	48.07%	1,047,757	48.78%	984,564	45.56%
Total	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%	2,160,900	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Unsecured	433,087	21.78%	369,163	20.51%	365,100	21.04%	291,437	16.65%
Guaranteed	632,985	31.84%	600,323	33.35%	582,577	33.57%	737,487	42.14%
Collateralized and pledged	922,262	46.38%	830,656	46.14%	787,851	45.39%	721,147	41.21%
Total	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%	1,750,071	100.00%

Loan concentration by maturity

Group

Unit: RMB million, except percentages

	As at 31 December			
	2006		2005	
	Amount	% of total	Amount	% of total
Overdue	87,331	3.59%	77,845	3.48%
Due less than 1 year (1 year included)	1,081,992	44.49%	1,177,420	52.68%
Due between 1 and 5 years (5 years included)	642,817	26.43%	518,316	23.19%
Due more than 5 years	619,879	25.49%	461,684	20.65%
Total	2,432,019	100.00%	2,235,265	100.00%

Note: For the purposes of this table, loans to customers are considered overdue only if the principal payment is overdue. In addition, for loans to customers that are repayable by installments, only the portion of the loan that is overdue is reported as overdue. Any part of the loan that is not due is reported according to residual maturity.

Domestic

Unit: RMB million, except percentages

	As at 31 December			
	2006		2005	
	Amount	**% of total**	Amount	% of total
Overdue	**82,548**	**4.15%**	72,837	4.04%
Due less than 1 year (1 year included)	**953,495**	**47.96%**	1,062,790	59.04%
Due between 1 and 5 years (5 years included)	**464,060**	**23.34%**	340,366	18.91%
Due more than 5 years	**488,231**	**24.55%**	324,149	18.01%
Total	**1,988,334**	**100.00%**	1,800,142	100.00%

Note: For the purposes of this table, loans to customers are considered overdue only if the principal payment is overdue. In addition, for loans to customers that are repayable by installments, only the portion of the loan that is overdue is reported as overdue. Any part of the loan that is not due is reported according to residual maturity.

Loan concentration by borrower

The Bank focused on the risk control of borrower concentration. We are currently in compliance with regulatory requirements on borrower concentration.

		As at 31 December		
Main regulatory ratios	Criteria	**2006**	2005	2004
Proportion of outstanding loans of the largest single borrower (%)	≤ 10	2.2	4.7	3.4
Top ten customer ratio (%)	≤ 50	15.7	25.6	25.4

Note: Proportion of outstanding loans of the largest single borrower = Total outstanding loans to the largest single borrower/net regulatory capital

Top ten customer ratio = Total outstanding loans to the top ten customers/net regulatory capital



The following table sets forth our largest ten single borrowers as of the date indicated:

Unit: RMB million, except percentages

	Industry	As at 31 December 2006 Outstanding Principal amount	 % of total loans
Customer A	**Commerce and services**	**10,366**	**0.43%**
Customer B	**Energy, mining and agriculture**	**9,604**	**0.39%**
Customer C	**Transportation**	**8,306**	**0.34%**
Customer D	**Commerce and services**	**7,909**	**0.33%**
Customer E	**Energy, mining and agriculture**	**7,850**	**0.32%**
Customer F	**Transportation**	**6,814**	**0.28%**
Customer G	**Transportation**	**6,548**	**0.27%**
Customer H	**Commerce and services**	**6,127**	**0.25%**
Customer I	**Energy, mining and agriculture**	**5,315**	**0.22%**
Customer J	**Transportation**	**5,080**	**0.21%**
Total		**73,919**	**3.04%**

Loan Quality

Five-category loan classification

The Bank generally measures and manages the quality of our credit assets based on the Guiding Principles on the Classification of Loan Risk Management issued by the CBRC, which requires Chinese commercial banks to classify their loans into the following five asset quality categories: "pass", "special-mention", "substandard", "doubtful" and "loss", among which loans classified in the "substandard", "doubtful" and "loss" categories are regarded as non-performing loans. For our overseas operations, where local regulations and requirements are more prudent than the Guiding Principles on the Classification of Loan Risk Management, we classify our credit assets according to local regulations and requirements.

In 2006, the Bank amended the "Management Rules of Loan Classification" and continued centralizing the responsibility for reviewing and approving corporate loan classification to our head office and domestic tier one branches. When the loans are classified, we take into account various factors that will affect the quality of the loans and focus on the criterion of "the probability of asset recovery and the extent of loss". To obtain a loan's final risk classification, we must perform a standard process of initially classifying, checking, reviewing by our internal rating specialists, and approving by our authorized loan classification approvers. The loan classification of a corporate customer may be revised when there are significant changes to the customer or its loan risk status.

At the end of 2006, the Group reported NPLs of RMB98.22 billion, and NPL ratio of 4.04%, representing a decrease of RMB5.006 billion and 0.58 percentage point compared with the prior year-end respectively. Domestic NPLs and NPL ratio was RMB95.822 billion, and 4.82%, respectively representing a decrease of RMB2.387 billion and 0.64 percentage point compared with the prior year-end.

In 2006, we developed "Management Rules of Domestic Special-Mention Loans" to enhance the risk categorizing management and monitoring of special-mention loans, and achieved encouraging progress. As to the low-risk special-mention loans, we adopt practical measures to eliminate the risk. As to the high-risk special-mention loans, we improve the credit terms, reduce credit limits and undertake early recovery actions. As to those high-risk special-mention loans which meet the criteria of NPLs, we downgraded them to NPLs on a timely basis. At the end of 2006, the amount of outstanding special-mention loans was RMB198.145 billion, a decrease of RMB85.903 billion compared to those as of the end of last year, and this accounted for 8.15% of the total loan portfolio and a decrease of 4.56 percentage points from the end of last year.

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Pass	**2,135,654**	**87.81%**	1,847,991	82.67%	1,612,936	75.10%	1,494,275	69.15%
Special-mention	**198,145**	**8.15%**	284,048	12.71%	424,606	19.77%	314,968	14.58%
Substandard	**39,390**	**1.62%**	45,573	2.04%	61,515	2.87%	63,314	2.93%
Doubtful	**44,100**	**1.81%**	44,550	1.99%	32,931	1.53%	116,032	5.37%
Loss	**14,730**	**0.61%**	13,103	0.59%	15,700	0.73%	172,311	7.97%
Total	**2,432,019**	**100.00%**	2,235,265	100.00%	2,147,688	100.00%	2,160,900	100.00%
NPLs	**98,220**	**4.04%**	103,226	4.62%	110,146	5.13%	351,657	16.27%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Pass	**1,703,908**	**85.69%**	1,430,429	79.46%	1,228,414	70.78%	1,145,990	65.48%
Special-mention	**188,604**	**9.49%**	271,504	15.08%	408,571	23.54%	284,400	16.25%
Substandard	**38,517**	**1.94%**	44,056	2.45%	57,882	3.33%	56,386	3.22%
Doubtful	**43,119**	**2.17%**	42,852	2.38%	29,787	1.72%	110,159	6.30%
Loss	**14,186**	**0.71%**	11,301	0.63%	10,874	0.63%	153,136	8.75%
Total	**1,988,334**	**100.00%**	1,800,142	100.00%	1,735,528	100.00%	1,750,071	100.00%
NPLs	**95,822**	**4.82%**	98,209	5.46%	98,543	5.68%	319,681	18.27%

In 2006, we recovered and disposed of non-performing loans through undertaking various recovery actions, including demand for payment, legal proceedings, arbitration and restructuring etc.



Overdue loans

Group



Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Not overdue	**2,313,465**	**95.13%**	2,108,794	94.34%	2,025,487	94.31%	1,854,365	85.81%
Overdue								
1–90 days	**44,336**	**1.82%**	50,450	2.26%	65,540	3.05%	24,086	1.12%
91–180 days	**8,957**	**0.37%**	14,012	0.63%	15,842	0.74%	10,448	0.48%
More than 180 days	**65,261**	**2.68%**	62,009	2.77%	40,819	1.90%	272,001	12.59%
Total overdue loans	**118,554**	**4.87%**	126,471	5.66%	122,201	5.69%	306,535	14.19%
Total loans	**2,432,019**	**100.00%**	2,235,265	100.00%	2,147,688	100.00%	2,160,900	100.00%
Overdue by more than 90 days	**74,218**	**3.05%**	76,021	3.40%	56,661	2.64%	282,449	13.07%

Note: For the purposes of this table, loans to customers are considered overdue if either the principal or interest payment is overdue. For loans to customers that are repayable by installments, if any portion of the loan is overdue, the whole amount of that loan is classified as overdue.

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Not overdue	**1,876,397**	**94.37%**	1,682,110	93.44%	1,626,070	93.69%	1,468,309	83.90%
Overdue								
1–90 days	**39,307**	**1.98%**	47,587	2.64%	61,930	3.57%	19,167	1.10%
91–180 days	**8,625**	**0.43%**	13,643	0.76%	15,261	0.88%	9,164	0.52%
More than 180 days	**64,005**	**3.22%**	56,802	3.16%	32,267	1.86%	253,431	14.48%
Total overdue loans	**111,937**	**5.63%**	118,032	6.56%	109,458	6.31%	281,762	16.10%
Total loans	**1,988,334**	**100.00%**	1,800,142	100.00%	1,735,528	100.00%	1,750,071	100.00%
Overdue by more than 90 days	**72,630**	**3.65%**	70,445	3.92%	47,528	2.74%	262,595	15.00%

Note: For the purposes of this table, loans to customers are considered overdue if either the principal or interest payment is overdue. For loans to customers that are repayable by installments, if any portion of the loan is overdue, the whole amount of that loan is classified as overdue.

Identified impaired loans

Under IAS 39, if there is objective evidence of a measurable decrease in estimated future cash flows from the loans and advances, those loans are assessed for impairment. When these loans are identified as impaired, we make allowance for impairment losses.

Movement of identified impaired loans

At the end of 2006, the Group reported identified impaired loans totalled RMB103.232 billion, a decrease of RMB6.298 billion compared with last year-end. The Group's impaired loan ratio was 4.24%, representing a reduction of 0.66 percentage point year-on-year. Domestic operations reported identified impaired loans which totalled RMB98.649 billion, a decrease of RMB3.71 compared to last year-end. The domestic impaired loan ratio was 4.96%, representing a reduction of 0.73 percentage point year-on-year. Overseas operations reported identified impaired loans totalled RMB4.583 billion, a decrease of RMB2.588 billion compared to last year-end. The overseas impaired loan ratio was 1.03%, representing a reduction of 0.61 percentage point year-on-year.

Movement of identified impaired loans

Group

Unit: RMB million

	2006	2005	2004	2003
Balance at the beginning of the year	**109,530**	118,383	358,218	436,163
Increase during the year	**41,928**	41,190	76,583	45,762
Reduction during the year	**(48,226)**	(50,043)	(316,418)	(123,707)
Balance at the end of the year	**103,232**	109,530	118,383	358,218

Domestic

Unit: RMB million

	2006	2005	2004	2003
Balance at the beginning of the year	**102,359**	104,553	324,252	364,279
Increase during the year	**40,924**	39,721	74,077	37,632
Reduction during the year	**(44,634)**	(41,915)	(293,776)	(77,659)
Balance at the end of the year	**98,649**	102,359	104,553	324,252



Identified impaired loans by geographical region

Group

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Domestic operations	98,649	95.56%	4.96%	102,359	93.46%	5.69%	104,553	88.32%	6.02%	324,252	90.52%	18.53%
Overseas operations	4,583	4.44%	1.03%	7,171	6.54%	1.64%	13,830	11.68%	3.36%	33,966	9.48%	8.27%
Total	103,232	100.00%	4.24%	109,530	100.00%	4.90%	118,383	100.00%	5.51%	358,218	100.00%	16.58%

Notes: Loans and advances to customers are considered impaired, and we recognize losses on the loans and advances, if there is objective evidence of a measurable decrease in estimated future cash flows from the loans and advances. Impaired loan ratio = amount of identified impaired loans/total balance of that category of loan.

Domestic

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Northern China	18,718	18.97%	5.37%	17,699	17.29%	5.49%	22,600	21.62%	7.18%	67,140	20.71%	18.90%
Northeastern China	12,673	12.85%	9.31%	12,582	12.29%	9.56%	13,396	12.81%	10.42%	36,645	11.30%	26.31%
Eastern China	24,269	24.60%	2.96%	27,811	27.17%	3.86%	28,595	27.34%	4.21%	91,087	28.09%	14.64%
Central and Southern China	28,008	28.39%	5.77%	30,611	29.91%	6.88%	26,611	25.46%	6.13%	98,759	30.46%	21.76%
Western China	14,981	15.19%	7.53%	13,656	13.34%	7.53%	13,351	12.77%	7.48%	30,621	9.44%	17.03%
Total	98,649	100.00%	4.96%	102,359	100.00%	5.69%	104,553	100.00%	6.02%	324,252	100.00%	18.53%

Domestic identified impaired loans by industry and product

Domestic identified corporate impaired loans by industry

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Manufacturing	34,123	38.33%	6.14%	33,188	35.73%	6.76%	32,444	33.54%	6.52%	127,175	40.27%	24.05%
Commerce and Services	22,579	25.36%	8.83%	25,443	27.39%	9.96%	26,344	27.22%	9.25%	122,784	38.88%	33.52%
Real Estate	10,710	12.03%	9.43%	12,763	13.74%	13.24%	13,453	13.90%	13.33%	22,060	6.98%	17.32%
Energy, mining and agriculture	6,153	6.91%	2.56%	6,665	7.18%	3.17%	6,588	6.81%	3.52%	19,619	6.21%	11.54%
Transportation	8,258	9.28%	4.53%	7,759	8.35%	4.69%	9,729	10.05%	6.13%	7,349	2.33%	4.82%
Public utilities	4,523	5.08%	4.27%	4,627	4.98%	5.03%	5,564	5.75%	6.34%	6,019	1.91%	7.98%
Construction	2,322	2.61%	6.70%	2,226	2.40%	7.40%	2,569	2.65%	9.20%	5,190	1.64%	15.03%
Financial services	187	0.21%	0.35%	215	0.23%	0.28%	72	0.07%	0.22%	3,618	1.10%	9.81%
Others	171	0.19%	6.35%	—	—	—	6	0.01%	0.08%	2,015	0.68%	47.11%
Total corporate impaired loans	89,026	100.00%	5.76%	92,886	100.00%	6.54%	96,769	100.00%	6.99%	315,829	100.00%	21.11%

Domestic identified personal impaired loans by product

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Mortgage loans	4,100	42.61%	1.21%	3,837	40.50%	1.34%	3,608	46.35%	1.50%	3,003	35.65%	1.88%
Credit cards	219	2.28%	7.63%	228	2.41%	11.82%	218	2.80%	15.13%	262	3.11%	28.14%
Others	5,304	55.11%	5.16%	5,408	57.09%	5.93%	3,958	50.85%	3.62%	5,158	61.24%	5.50%
Total personal impaired loans	9,623	100.00%	2.17%	9,473	100.00%	2.49%	7,784	100.00%	2.22%	8,423	100.00%	3.32%

Identified impaired loans by customer type

Group

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Corporate loans and advances	92,237	89.35%	4.99%	98,888	90.28%	5.78%	108,230	91.42%	6.54%	345,778	96.53%	19.45%
Personal loans and advances	10,995	10.65%	1.89%	10,642	9.72%	2.03%	10,153	8.58%	2.06%	12,440	3.47%	3.24%
Total	103,232	100.00%	4.24%	109,530	100.00%	4.90%	118,383	100.00%	5.51%	358,218	100.00%	16.58%

Domestic

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Corporate loans and advances	89,026	90.25%	5.76%	92,886	90.74%	6.54%	96,769	92.56%	6.99%	315,829	97.40%	21.11%
Personal loans and advances	9,623	9.75%	2.17%	9,473	9.26%	2.49%	7,784	7.44%	2.22%	8,423	2.60%	3.32%
Total	98,649	100.00%	4.96%	102,359	100.00%	5.69%	104,553	100.00%	6.02%	324,252	100.00%	18.53%

Identified impaired loans by currency

Group

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
RMB	86,816	84.10%	5.13%	87,980	80.33%	5.96%	84,469	71.36%	6.13%	204,846	57.18%	15.51%
Foreign currency	16,416	15.90%	2.22%	21,550	19.67%	2.84%	33,914	28.64%	4.41%	153,372	42.82%	18.26%
Total	103,232	100.00%	4.24%	109,530	100.00%	4.90%	118,383	100.00%	5.51%	358,218	100.00%	16.58%



Domestic

Unit: RMB million, except percentages



	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
RMB	86,816	88.01%	5.14%	87,980	85.96%	5.96%	84,469	80.79%	6.13%	204,846	63.17%	15.51%
Foreign currency	11,833	11.99%	3.95%	14,379	14.04%	4.43%	20,084	19.21%	5.62%	119,406	36.83%	27.82%
Total	98,649	100.00%	4.96%	102,359	100.00%	5.69%	104,553	100.00%	6.02%	324,252	100.00%	18.53%

Identified impaired loans by impairment loss assessment methodology

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Individually assessed	81,730	79.17%	83,242	76.00%	89,768	75.83%	260,241	72.65%
Collectively assessed	21,502	20.83%	26,288	24.00%	28,615	24.17%	97,977	27.35%
Total	103,232	100.00%	109,530	100.00%	118,383	100.00%	358,218	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Individually assessed	78,409	79.48%	78,309	76.50%	81,747	78.19%	241,200	74.39%
Collectively assessed	20,240	20.52%	24,050	23.50%	22,806	21.81%	83,052	25.61%
Total	98,649	100.00%	102,359	100.00%	104,553	100.00%	324,252	100.00%

Allowance for Impairment Losses on Loans

The Bank makes adequate allowance for impairment losses on loans promptly in accordance with prudent and established principles. Allowance for impairment losses on loans consists of two components: individually assessed allowance and collectively assessed allowance. For a further discussion of the accounting policy of allowance for impairment losses on loans, please refer to Note II.12 to the Financial Statements.

Movements of allowance for impairment losses on loans

At the end of 2006, the Group's allowance for impairment losses was RMB94.293 billion, representing an increase of RMB11.14 billion from last year-end, with the coverage ratio of allowance for impairment losses to identified impaired loans increasing by 15.42 percentage points to 91.34% from last year-end. The impairment losses for the year were RMB12.342 billion, representing an increase of RMB0.856 billion from last year. The credit cost ratio was

0.53%, representing an increase of 0.01 percentage point from last year. Domestic allowance for impairment losses reached RMB90.16 billion, representing an increase of RMB11.967 billion from last year-end, with the coverage ratio of allowance for impairment losses to identified impaired loan increasing by 15 percentage points to 91.39% from last year-end. The domestic impairment losses on loans in 2006 were RMB15.545 billion, representing an increase of RMB0.199 billion from last year, with the domestic credit cost ratio of 0.82%, representing a decrease of 0.05 percentage point from last year.

Group

Unit: RMB million, except percentages

	2006	2005	2004	2003
Balance at beginning of year	**83,153**	74,769	239,039	318,443
Impairment losses for the year	**12,342**	11,486	23,812	18,100
Loans and advances written off or transferred	**(3,711)**	(4,852)	(189,945)	(63,905)
Amounts recovered on loans and advances written off in previous years	**3,589**	2,954	2,507	731
Unwinding of discount on allowance	**(628)**	(529)	(644)	(1,354)
Exchange differences	**(452)**	(675)	—	—
Transfer to capital reserve	**—**	—	—	(32,976)
Balance at the end of the year	**94,293**	83,153	74,769	239,039

Domestic

Unit: RMB million, except percentages

	2006	2005	2004	2003
Balance at beginning of year	**78,193**	67,158	223,758	276,212
Impairment losses for the year	**15,545**	15,346	26,926	19,333
Loans and advances written off or transferred	**(2,829)**	(3,527)	(183,405)	(37,573)
Amounts recovered on loans and advances written off in previous years	**83**	120	523	116
Unwinding of discount on allowance	**(539)**	(396)	(644)	(1,354)
Exchange differences	**(293)**	(508)	—	—
Transfer to capital reserve	**—**	—	—	(32,976)
Balance at the end of the year	**90,160**	78,193	67,158	223,758



Allowance for impairment losses by region

Group



Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio
Domestic operations	90,160	95.62%	91.39%	78,193	94.04%	76.39%	67,158	89.82%	64.23%	223,758	93.61%	69.01%
Overseas operations	4,133	4.38%	90.18%	4,960	5.96%	69.16%	7,611	10.18%	55.03%	15,281	6.39%	44.99%
Total	94,293	100.00%	91.34%	83,153	100.00%	75.92%	74,769	100.00%	63.16%	239,039	100.00%	66.73%

Allowance for impairment losses on domestic identified impaired loans by geographical region

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio
Northern China	13,337	20.88%	71.26%	10,624	19.64%	60.03%	9,697	22.87%	42.91%	40,399	19.71%	60.17%
Northeastern China	7,903	12.37%	62.36%	7,020	12.98%	55.79%	5,903	13.92%	44.07%	23,789	11.60%	64.92%
Eastern China	13,530	21.18%	55.75%	12,482	23.07%	44.88%	10,803	25.48%	37.78%	57,269	27.94%	62.87%
Central and Southern China	19,495	30.52%	69.61%	16,929	31.29%	55.30%	10,675	25.18%	40.11%	64,730	31.57%	65.54%
Western China	9,614	15.05%	64.17%	7,044	13.02%	51.58%	5,322	12.55%	39.86%	18,816	9.18%	61.44%
Total	63,879	100.00%	64.75%	54,099	100.00%	52.85%	42,400	100.00%	40.55%	205,003	100.00%	63.22%

Allowance for impairment losses on domestic identified corporate impaired loans by industry

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio
Manufacturing	22,018	38.67%	64.53%	17,341	35.71%	52.25%	14,130	36.39%	43.55%	79,614	39.81%	62.60%
Commerce and Services	14,759	25.93%	65.37%	13,630	28.07%	53.57%	10,791	27.79%	40.96%	82,282	41.15%	67.01%
Real Estate	5,937	10.43%	55.43%	5,647	11.63%	44.24%	3,310	8.52%	24.60%	12,474	6.24%	56.54%
Energy, mining and agriculture	4,092	7.19%	66.50%	3,473	7.15%	52.11%	2,726	7.02%	41.38%	10,480	5.24%	53.42%
Transportation	6,100	10.72%	73.87%	5,500	11.32%	70.89%	5,572	14.35%	57.27%	3,444	1.72%	46.86%
Public utilities	2,419	4.25%	53.48%	1,877	3.87%	40.57%	1,635	4.21%	29.39%	3,860	1.93%	64.13%
Construction	1,430	2.51%	61.58%	1,003	2.06%	45.06%	647	1.67%	25.18%	3,545	1.77%	68.30%
Financial services	100	0.18%	53.48%	93	0.19%	43.26%	15	0.04%	20.83%	2,741	1.37%	75.76%
Others	70	0.12%	40.94%	—	—	—	3	0.01%	50.00%	1,539	0.77%	76.38%
Total	56,925	100.00%	63.94%	48,564	100.00%	52.28%	38,829	100.00%	40.13%	199,979	100.00%	63.32%

Allowance for impairment losses on domestic loans by customer type

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio
Allowance for corporate loans	71,234	79.01%	80.01%	60,267	77.07%	64.88%	49,135	73.16%	50.78%	209,572	93.66%	66.36%
Allowance for personal loans	18,926	20.99%	196.68%	17,926	22.93%	189.23%	18,023	26.84%	231.54%	14,186	6.34%	168.42%
Total	90,160	100.00%	91.39%	78,193	100.00%	76.39%	67,158	100.00%	64.23%	223,758	100.00%	69.01%

Allowance for impairment losses on loans by assessment methodology

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Allowance for individually assessed identified impaired loans	**53,846**	**57.10%**	45,738	55.00%	35,699	47.75%	153,810	64.34%
Allowance for collectively assessed identified impaired loans	**12,735**	**13.51%**	12,009	14.44%	12,614	16.87%	63,748	26.67%
Allowance for non-impaired loans	**27,712**	**29.39%**	25,406	30.56%	26,456	35.38%	21,481	8.99%
Total	**94,293**	**100.00%**	83,153	100.00%	74,769	100.00%	239,039	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Allowance for individually assessed identified impaired loans	**51,269**	**56.86%**	42,720	54.64%	31,539	46.96%	142,924	63.88%
Allowance for collectively assessed identified impaired loans	**12,610**	**13.99%**	11,379	14.55%	10,861	16.17%	62,079	27.74%
Allowance for non-impaired loans	**26,281**	**29.15%**	24,094	30.81%	24,758	36.87%	18,755	8.38%
Total	**90,160**	**100.00%**	78,193	100.00%	67,158	100.00%	223,758	100.00%

Market Risk

Overview

Market risk is the risk of loss in on and off-balance sheet positions arising from movements in market prices (interest rates, exchange rates, equity prices and commodity prices). Market risk exists in both trading and non-trading businesses of the Bank. The principal types of market risk for the Bank are interest rate risk and exchange rate risk. We expect to be subject to increasing levels of market risk as the PRC Government continues to deregulate restrictions governing interest and exchange rates.

We are exposed to market risk primarily through the assets and liabilities on our balance sheet, as well as our off-balance-sheet businesses. In accordance with regulatory requirements, we categorize our assets and liabilities as under either trading book or banking book. Our trading book primarily consists of positions in the freely-tradable financial instruments and commodities for trading purposes or in order to mitigate risks of other financial instruments in the trading book. Our banking book consists of positions in financial instruments not included in the trading book (and includes financial instruments in the investment book purchased with the Bank's surplus liquility for investment purposes).

In 2006, we integrated our market risk management function and set up an independent market risk management team within the Risk Management Department to specifically undertake the market risk management function of the Group.

In 2006, we formulated the Market Risk Management Policy for the Bank of China and specified the organizational structure, procedures, risk measurement, limit setting and reporting of market risk management. With reference to the relevant regulatory requirements as well as the market risk management practices of international commercial banks, we set up our market risk limit structure and improved our market risk indicator system considering our current business practice, our IT systems and our customer management model. Additionally, we set up our market risk limits for 2006. We have also established daily and monthly market risk reporting mechanism to integrate market risk information with the aim of conducting effective monitoring and analysis of market risk limit utilization and providing relevant information to the senior management.



Market Risk Management of the Trading Book

The Bank manages the market risk of the trading book primarily through setting up the overall VAR (see below for definition) and stop-loss limits on the trading book and allocating and establishing position limits and stop-loss limits for each trading desk and trader. Traders can only trade financial instruments which meet certain pre-determined criteria (e.g. the liquidity of the financial instruments). The Bank monitors the VAR, position and stop-loss limits of the traders on a daily basis.

Value-at-risk (VAR) is the possible loss in normal market conditions, given a specified time horizon and specified confidence level. The Bank is using a one day time horizon and 95%

confidence level to calculate the VAR for the domestic trading book. Based on such calculation, within the one day time horizon, the probability of loss on the trading book exceeding the VAR is limited to 5% or below.

The chart below shows the VAR of the Bank's domestic foreign currency-denominated trading book (excluding the investment book or banking book) at the end of 2006 and 2005:

Unit: USD million

	As at 31 December							
	2006				2005			
	Period end	**Average**	**High**	**Low**	Period end	Average	High	Low
Interest rate risk	**1.79**	**2.71**	**16.25**	**0.54**	4.77	3.27	11.94	0.20
Foreign exchange risk	**0.81**	**2.99**	**14.12**	**0.39**	12.84	2.70	18.69	0.34
Volatility risk	**0.13**	**0.79**	**6.19**	**0.07**	0.36	0.80	2.54	0.04
Total market risk	**2.07**	**5.64**	**19.15**	**0.86**	15.06	5.10	18.86	0.69

We also use information technology systems, such as Kondor+, Bloomberg PTS, DerivaTech, Summit, and RiskMetrics, to measure, analyze, monitor and manage the market risks of our treasury operations. Our Kondor+ system currently covers our major overseas branches and most of our treasury products. In addition, we use the Bloomberg PTS system to monitor the positions and mark-to-market of fixed income products and derivatives, the DerivaTech and Summit systems to price, value and monitor our risk exposure in derivative products, and the RiskMetrics system to generate VAR reports and stress testing reports. These systems help us monitoring the market risk exposure in our treasury operations.

The Bank has established a global middle office network to monitor and control the market risk in the investment book and the trading book (treasury business). The head office is responsible for directly monitoring the treasury business of our domestic branches. The Bank is also continuously improving the capability of the back office, especially the independent evaluation of the mark-to-market values of financial instruments.

Market Risk Management for the Banking Book

The primary market risk for our banking book is interest rate risk. Interest rate risk arises mainly from mismatches in the maturities or repricing periods of the assets and liabilities of our banking book. We manage the interest rate risk of the banking book primarily through gap analysis. Gap analysis measures the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or must be repriced within certain periods. We also use the data generated by gap analysis to perform sensitivity analysis and stress testing, which provide us with relevant information in adjusting the maturities of the interest-earning assets and interest-bearing liabilities. Meanwhile, we closely follow the local and foreign currency interest rate trends and promptly adjust the interest rates of local and foreign currency deposits and loans in order to avoid interest rate risk.

In 2006, the benchmark rates on RMB-denominated deposits were raised in August and those on RMB-denominated loans were



increased both in April and August. The rising RMB interest rates, as a whole, were beneficial to the Bank's financial results of 2006, although the cumulative RMB interest rate sensitivity gap of the Bank within one year remained negative in 2006. The main reason was that the yield of loans was increased due to the RMB interest rate increase in April while the cost of deposits remained unchanged. In addition, the interest rate on demand deposits, which accounted for around 40% of the total deposits, was not affected by the RMB deposit rate increase in August. The U.S. Federal Reserve raised the federal funds target rate four times in January, March, May and June 2006. The rising USD interest rates were favorable to the financial results of the Bank although the cumulative USD interest rate sensitivity gap of the Bank within one year was essentially negative in 2006. The main reason was that the interest rates on small balance USD-denominated deposits were unchanged in domestic operations. Domestic deposits of small balance denominated in USD accounted for over 80% of the total domestic USD-denominated deposits.

At the end of 2006 and 2005, the Group's and the Bank's interest rate sensitivity gaps were as follows (For details on interest rate sensitivity gaps, please refer to Notes III.6 to the Financial Statements).

Group

Unit: RMB million

	Up to 1 month	1 to 3 months (incl.)	3 to 12 months (incl.)	1 to 5 years (incl.)	Over 5 years	Non interest-bearing
31 December 2006	(1,127,311)	220,794	591,503	347,020	341,294	39,656
31 December 2005	(894,734)	33,843	464,652	402,985	241,871	6,902

Note: interest rate sensitivity gap = interest rate sensitive assets – interest rate sensitive liabilities

Bank

Unit: RMB million

	Up to 1 month	1 to 3 months (incl.)	3 to 12 months (incl.)	1 to 5 years (incl.)	Over 5 years	Non interest-bearing
31 December 2006	(928,376)	155,514	547,218	267,636	246,984	66,418
31 December 2005	(828,023)	40,274	423,374	323,711	195,677	48,800

By the end of 2006, the gap of the Group for a time period of up to 1 month was negative and the gaps for the remaining time periods were positive. The gap up to 1 month was negative because the substantial amount of the demand deposits was placed in the time bucket of up to 1 month. The gap within all the other time periods was positive because the interest-earning assets were more than interest-bearing liabilities in those time periods.

Assuming the yield curves of all the currencies shift up 100 basis points in parallel at the beginning of 2007, the net interest income of the Group will decrease by RMB6.818 billion. Assuming the yield curves of all the currencies shift down 100 basis points at the beginning of 2007, the net interest income of the Group will increase by RMB6.818 billion. This analysis is based on the Group's gap position at the end of 2006 and does not take into consideration any changes in the asset-liability position during 2007 and the impact on customer behavior due to interest rate changes.

The RMB interest rate liberalization has developed steadily in 2006. Some commercial banks launched RMB-denominated fixed-rate residential mortgage loans. The RMB interest rate derivative markets including swap markets became active gradually. In particular, the formal implementation of SHIBOR on 4 January 2007 provided a foundation to establish China's money market benchmark rate system, which will further accelerate RMB interest rate liberalization in the near future. Under such circumstances, the Bank has begun to improve the interest rate pricing system and enhance pricing capability by developing and promoting the loan rate pricing model progressively. In addition, the Bank closely followed the potential risk arising from new businesses and products and started to consider the possibility of hedging interest rate risk by RMB interest rate derivative transactions.

Market Risk Management of the Investment Book

Pursuant to the regulatory requirements, our banking book also includes the investment book under which we purchase financial instruments with our excess funding for investment purposes. Apart from applying gap analysis to the interest rate risk underlying the investment book, the senior management of the Bank also reviews and approves the investment guidelines of the investment book annually based on the market risk management policy and the market risk limit approved by the Board (the Risk Policy Committee). The investment guidelines cover the relevant market risk limit, the size of the investment portfolios, authorized investment products, the duration of the portfolio, the concentration limit by issuer and the minimum rating requirement, etc. Business departments must strictly comply with these investment guidelines, and will be monitored and examined by the independent market risk management function. The Bank has been improving its risk management ability continuously. The Bank manage the market risk of the investment book mainly through the monitoring of VAR and the present value of a basis point and through the stress testing of the current investment portfolio.

Exchange Rate Risk

The Bank's management of exchange rate risk covers both non-trading books and trading books. Non-trading exchange rate risk mainly arises from foreign currency capital contribution, investment in overseas subsidiaries, and foreign currency profit and loss. The Bank seeks to reduce the foreign exchange exposure by matching the sources and utilization of our funds on a currency-by-currency basis. In addition, we also manage and control exchange risk through settlement or hedging transactions. Trading exchange rate risk mainly arises from the foreign exchange transactions the Bank is engaged for its own account or on behalf of customers. The Bank controls the foreign currency position within the required limits according to its risk tolerance and operating capability.

For details of the foreign currency position of the Bank, please refer to the section under "Financial Review".

Liquidity Risk

Summary

Liquidity risk relates to the risk associated with the failure to obtain funds at a reasonable cost when required to meet a repayment obligation and fund its asset portfolio. The objective of our liquidity risk management is to ensure that all



our branches/outlets maintain appropriate liquidity to meet the need of normal operations, and are able to raise enough funds at reasonable cost within a certain period to ensure payments can be made in the case of emergency or for business development opportunity.

By adhering to the tier-one legal person management principle, the head office is solely responsible for the management of liquidity risk throughout the Bank. Liquidity management policy and measures are applied across the Bank from using a top down approach with the effect that the higher tier management units are responsible for overseeing the lower tier management units. The liquidity management policies and the risk measurement benchmark are largely implemented centrally. We take full account of our market financing capability and other factors when developing the relevant proposals on a prudent basis.

The Bank has adopted both asset liquidity management and liability liquidity management. Our asset liquidity management strategies are intended to encourage diversification, the realizability of assets, and to hold an appropriate level of highly liquid assets in the portfolio. The strategies on liability management are intended to increase the proportion of core deposits and to maintain the stability of liabilities and financing ability.

Our liquidity management process considers operations under normal circumstances, as well as contingency measures under abnormal circumstances. In a normal business environment, the Bank regularly updates its management policies and guidelines and its liquidity benchmark management, its cash positions, the funds transfer between the head office and branches, the liquid asset portfolio and delegated authorities of financing activities so as to control the liquidity level across the Bank within an appropriate range. In addition, we established a funding forecast system to keep track of the movements in position. We also formulated a contingency plan as well as developed liquidity stress testing in order to promptly identify and mitigate any liquidity risks.

In 2006, the Bank's liquidity was, in general, sufficient with occasional liquidity pressures. Market conditions posed challenges to our liquidity position. Firstly, since the second half of 2006, a significant slow-down in the growth of new RMB-denominated deposits due to the continuing recovery of the stock market and fund market resulted in a decrease in stable sources of funds, while loan growth maintained at a fast pace, which resulted in liquidity pressure. Secondly, the Bank experienced significant fund inflows and outflows due to the increase in numbers of new share issuances. Third, on a number of occasions the central bank implemented restrictive monetary policies in order to control the fast growth in lending. The central bank increased the benchmark interest rate twice, raised the mandatory deposit reserve ratio three times, and issued notes to target investors four times. The number of restrictive monetary policy launched on the market and the frequency with which they have occurred during the year were historical high.

In these circumstances, we constantly improved our liquidity management ability, proactively managed the Bank's liability structure and shortened the duration of our bonds investment portfolio. We managed to maintain the proper liquidity level to meet normal business needs.

Regulatory Ratios on Liquidity

At the end of 2006, the Bank's liquidity position met all the regulatory requirements as shown in the table below: ("liquidity ratio" is the indicator of the Group; "loan to deposit ratio" and the "excess reserve ratio" are the indicators of the Bank's domestic operations in the Chinese Mainland).

Main regulatory ratios		Regulatory standard	As at 31 December 2006	2005	2004
Liquidity ratio (%)	RMB	≥25	37.7	48.9	35.3
	Foreign currency	≥25	64.1	87.4	78.6
Loan to deposit ratio (%)	RMB	≤75	57.6	51.7	59.6
	Foreign currency	≤85	70.1	70.4	67.9
Excess reserve ratio (%)	RMB		2.8	3.0	3.7
	Foreign currency		25.8	16.9	13.4

Note: Liquidity ratio = current assets/current liabilities; Liquidity ratio is calculated in accordance with the relevant provisions of the PBOC and the CBRC, and the financial data are based on the PRC Accounting Standard for Business Enterprises and the Accounting Systems for Financial Institutions.

Loan to deposit ratio = outstanding loans/outstanding deposits.

Excess reserve ratio for RMB=(reserve in excess of the mandatory requirements+cash)/(balance of deposits+remittance payables).

Excess reserve ratio for foreign currency=(reserve in excess of the mandatory requirements+cash+due from banks and due from overseas branches and subsidiaries)/outstanding deposits.

Liquidity Gap Analysis

We assess liquidity risk through liquidity gap analysis. We periodically monitor and calculate the liquidity gap (i.e. the difference between assets and liabilities which mature within a specified period), and perform sensitivity analysis and stress testing using gap data. At the end of 2006 and 2005, the liquidity gap position was as follows (For details on the liquidity position, please refer to Note III.7 to the Financial Statements):

Group

Unit: RMB million

	Overdue	On demand	Up to 1 month	1-3 months (incl.)	3-12 months (incl.)	1-5 years (incl.)	Over 5 years	Total
31 December 2006	48,754	(1,889,251)	4,183	55,597	41,576	1,070,214	1,081,883	412,956
31 December 2005	40,452	(1,637,566)	(12,384)	(75,143)	167,958	968,682	803,520	255,519



Bank

Unit: RMB million

	Overdue	On demand	Up to 1 month	1-3 months (incl.)	3-12 months (incl.)	1-5 years (incl.)	Over 5 years	Total
31 December 2006	46,738	(1,617,769)	243,207	41,472	(46,568)	804,957	883,357	355,394
31 December 2005	38,962	(1,389,992)	125,040	2,396	113,866	667,488	646,053	203,813

Note : Liquidity gap=assets matured in a specified period - liability matured in the same period

By the end of 2006, the Group's gap of the on demand bucket was negative and the gap positions for the remaining periods were positive. Since the demand deposits were 40% of the total amount of deposits, the percentage of current liability to total liability was high and hence the gap of the on demand bucket was negative. The above-mentioned negative gap did not lead to significant liquidity requirement because our demand deposits were very stable. The balance of assets in the remaining periods all exceeded the balance of liabilities with positive gap position.

Internal Control and Operational Risk

Three Lines of Defense

In order to enhance the internal control function and risk management in all respects, the Bank reengineered its internal control processes and established three lines of defense of internal control.

Branches, business departments and staff at various levels of the Bank take responsibility for internal control when promoting business development. The first line of defense is the individual who implements the policies and procedures. The objectives of internal control are achieved through self-assessment, self-checking, self-inspection, self-improvement and self-training.

The Legal and Compliance department and the business departments are responsible for making overall plans for establishing internal control policies, directing, examining, monitoring and assessing the work of the first line of defense, and playing the role of the second line of defense. The second line of defense aims at accomplishing the standardization and regulation of internal control management, and establishing an internal control system integrating the elements of training, early warning, prevention, rewards and punishment.

The Internal Audit department is responsible for reviewing and assessing the adequacy and effectiveness of the Bank's operating activities, risk management, internal control and corporate governance with a systematic and standard methodology, and playing the role of the third line of defense. The third line of defense aims at assisting the Board and management to perform their duties, providing assurance as to the adherence to national economic and financial laws, policies and regulatory rules and regulations, and improving operating efficiency and the effectiveness of risk control, so as to increase the Bank's value.

Operational Risk

Operational risk (OR) refers to the risk of losses caused by inadequate or improper internal processes, systems, issues in human resources or external events. In 2006, the Bank primarily commenced the following initiatives in connection with OR management:

In order to improve the work of Operational Risk Management (the "ORM"), the Bank cooperated with RBS Group in the ORM project, and formulated after conducting the relevant research, the fundamental ORM rules based on the circumstances of the Bank.

The Bank formulated the operational risk and control assessment (the "RACA") working process and conducted its pilot testing, and plans to roll out such processes in domestic branches in 2007. These processes can help the business lines being kept informed of the risk profile and risk exposure by regularly identifying and assessing the risks and controls of the key business processes.

Meanwhile, the Bank started to study the management process of the key risk indicators in relation to operational risk, and commenced the drafting of certain such indicators. It has also initiated the monitoring of, and providing guidances to the branches on ORM work.

The Bank tested the fulfillments of CBRC's Notice of Strengthening the Prevention Measures Against Operational Risk, conducted OR inspection on certain of the Bank's businesses, and took corrective actions timely to rectify the problems identified in accordance with the assessment and test results.

Internal Audit

As the third line of defense of the internal control of the Bank, internal audit forms the independent and objective confirmation and consultation process of the Bank under the leadership of the Board of Directors and the Audit Committee. Based on the principle of improving the operations of the Bank and creating values, the risk-oriented internal audit aims to assist the Board, the Audit Committee and senior management in the performance of their duties, and employs systematic and standardized approaches to provide audit services including audit confirmation, internal control evaluation, consultation and anti-fraud inspections to accomplish its goals.

In 2006, the Bank adopted a vertically integrated management model in internal audit, whereby the head office Internal Audit department oversees the internal audit departments of the branches subject to internal audit in respect of human resources, finance and functions. The audit work of the Bank was reported to the Board or the Audit Committee authorized by the Board, and to the management in respect of administration issues.

Independence, Professionalism and Authority of the Audit System

In 2006, the Audit Committee of the Board engaged independent external institutions to complete an overall evaluation on the audit work of the Bank. By consolidating the evaluation results and supervisory requirements, and by referring to the international standards and best practices of internal audit, the Bank established a special work team under the leadership of the Board, the Audit Committee and senior management, which studied and prepared a comprehensive plan on the improvement of the internal audit functions of the Bank including all aspects such as organizational structure, management systems, policies and procedures, and practices and technologies, and steadily implemented the plan according to the planned schedule upon the approval of the Board. The Bank completed the separation of inspection and audit functions in the course of the year and established an independent audit department, which clarified its functions, reporting lines and organizational structure. The department updated the audit policies and set up a vertically integrated audit management model. Meanwhile, in order to meet the requirements of new audit functions in terms of staff expertise, the Bank engaged internal audit professionals of globally-known accounting firms to provide special and centralized training for more than 600 auditors of the Bank. Through the above measures, the Bank further strengthened the management of internal audit in terms of its independence, professionalism and authority.

Enhanced Depth and Breadth of Internal Audit Inspection

Focusing on the target of continuously improving the effectiveness of internal control, the Bank has continued to further enhance the depth of internal audit inspections focusing on high-risk areas and the improvement of weak internal controls in 2006. The Bank has completed 5 internal audit projects at the head office, 23 projects in tier one branches or branches directly controlled by the head office (coverage of 72%) and 12 projects at overseas institutions or affiliated companies (coverage of 42%). Meanwhile, the Bank devoted most audit resources to the internal control inspection of grassroot operations, and has completed regular internal audit at 254 tier two branches (coverage of 88%), 2,171 sub-branches in urban regions (coverage of 57%) and 3,228 sub-branches in counties (coverage of 50%), 775 special audit projects, 1,132 audit projects of former employees and senior management, and 83 investigations of individual cases.

Anti-money Laundering



In 2001, the Bank established the Anti-Money Laundering Committee, which serves as the highest decision making body on anti-money laundering issues of the Group. According to the provisions set forth in the Articles for the Anti-Money Laundering Committee of the Bank, the main functions of the committee are as follows:

- To formulate the anti-money laundering policy through discussion in response to changes in the domestic and overseas legal and policy environment as well as development of trends in anti-money laundering;

- To plan for anti-money laundering work, recommend resolutions to major and unexpected events, and supervise the implementation of such plans.

Domestic and overseas branches of the Bank have also established anti-money laundering teams in charge of their respective work of anti-money laundering under the leadership and supervision of the Anti-Money Laundering Committee.

To standardize the Group's work on anti-money laundering and to combat the financing of terrorism, the Bank, based on the laws and regulations on anti-money laundering in the PRC has formulated the Policy of the Bank of China Limited on Anti-Money Laundering and Combating the Financing of Terrorism, which adequately embodies the basic international requirements of anti-money laundering and combating financing of terrorism for financial institutions. At the same time, the Bank endeavored to increase the quality of data acquisition through advanced technology, and the upgrade and reconstruction of relevant IT systems were carried out systematically to further strengthen the Bank's anti-money laundering technology.

In full consideration of the relevant laws and regulations of the country or region where the Bank's overseas branches are located, the Bank has implemented risk evaluation of anti-money laundering in overseas institutions during the year to obtain comprehensive knowledge of their progress in implementing anti-money laundering measures. Based on the evaluation results, the Bank has monitored and guided these branches.

In respect of anti-money laundering, a relatively comprehensive system has been established. A comprehensive anti-money laundering organizational structure has also been put in place. The scale of the anti-money laundering system basically meets the requirements of the regulatory authority and our Bank on risk control. The Bank has in all respects strictly performed its obligations on anti-money laundering.

Management Discussion and Analysis — Capital Management and Fund Transfer Pricing



The Group's capital management framework mainly comprises three parts: capital adequacy ratio (CAR) management, capital funding management and economic capital allocation. The primary objective of the Group's capital management is to keep the CAR at an appropriate level, through necessary means of capital funding management and economic capital allocation.

Objective of Capital Management

The objective of the Group's capital management is to ensure that the Group maintains sufficient capital at an appropriate level, meeting the requirements of all applicable regulatory standards and guidelines, credit rating agencies, risk compensation, and returns to stockholders. In addition, through effective allocation of capital, and capital investment instruments, the Group strives to continuously enhance its financial effectiveness, improve capital value, and ultimately maximize stockholders' value while controlling risk.

CAR Management

CAR is the most important measure of a Bank's stabilization and capacity to withstand risks. In order to fully safeguard against risk, the Group establishes various target CAR levels. Firstly, at no time should the minimum level of the Group's CAR level be less than the regulatory required 8% level. Secondly, the Group stipulates and maintains an operational target range of CAR levels. Based on the risks faced by the Group, the Group sets prudent level of CAR as its operational target for routine management, taking into consideration CAR levels of international peers and the Group's operating situations.

The Group uses stress testing to forecast, design and manage CAR level. The scenarios involved in the stress testings take into account business development, fluctuations in major risk exposures, changes in exchange rates for foreign currency capital contributions, and other significant factors.

The Group calculates and discloses CAR level in line with *Regulation Governing Capital Adequacy of Commercial Banks*, promulgated by CBRC on 23 February 2004 (CBRC Order Issuance [2004] No.2). The Group calculates market risk capital in accordance with the Notice of CBRC General Office on *Release of Calculation Tables and Notes for Market Risk Capital Requirements for Commercial Banks* (Yinjianfa [2004] No.374) from 2005. In 2006, the Group's CAR level increased significantly, largely as a result of the increase in the Group's core capital due to the Bank's IPOs on the Hong Kong and Shanghai stock exchanges. The other reason is that the Group's foreign exchange exposure has reduced substantially, and hence corresponding market risk capital requirement decreased. At the end of

2006, the Group's CAR level was 13.59%, up 3.17 percentage points from the prior year-end; core CAR level was 11.44%, up 3.36 percentage points.

Unit: RMB million, except percentages

	As at 31 December		
	2006	2005	2004
Core capital:			
Share capital	**253,623**	209,427	186,390
Capital reserve	**126,916**	25,795	21,276
Minority interests	**29,560**	28,778	27,387
Total core capital	**410,099**	264,000	235,053
Supplementary capital:			
General reserve	**28,315**	25,677	24,881
Long-term subordinated debt issued	**60,000**	60,000	26,070
Others	**(2,439)**	(1,380)	(2,315)
Gross value of supplementary capital	**85,876**	84,297	48,636
Total capital before deductions	**495,975**	348,297	283,689
Deductions:			
Goodwill	**(1,875)**	—	—
Investments in the non-consolidated financial institutions	**(4,371)**	(2,877)	(1,399)
Investments properties	**(5,141)**	(5,697)	(5,228)
Investments in non-financial institutions	**(13,226)**	(13,486)	(6,585)
Total capital based after deductions	**471,362**	326,237	270,477
Core capital based after deductions	**396,855**	252,970	228,447
Risk-weighted assets:			
On-balance-sheet risk-weighted assets	**2,758,602**	2,456,160	2,400,695
Off-balance-sheet risk-weighted assets	**421,560**	337,029	292,808
Total risk-weighted assets	**3,180,162**	2,793,189	2,693,503
Risk-weighted assets and market risk adjustment:	**3,469,017**	3,131,002	2,693,503
Capital adequacy ratio	**13.59%**	10.42%	10.04%
Core capital adequacy ratio	**11.44%**	8.08%	8.48%



Capital Funding Management

The primary objective of capital funding management is to keep the Group's CAR level within the target range through timely and proper capital funding management, with a view to allowing the Group to operate on a prudent basis. The objective should be fulfilled through effective planning and management of accounting capital, regulatory capital and economic capital so as to fulfil requirements of dividend payments, stabilization of share price, management of CAR level, and economic capital allocation.

The capital funding strategy stresses that capital funding should be in compliance with international practice and regulatory requirements and with a view to broadening capital replenishment channels, and enhancing financial structure's flexibility. In terms of its implementation, the Group puts emphasis on optimizing the capital structure to control cost of capital funding. Effort is also put into currency-optimization with the aim of minimizing exchange rate risk, and reducing the impact of RMB's appreciation on the CAR level. It is also important to enhance the maturity gap matching of the Group's assets and liabilities, reducing liquidity risk and interest rate risk of the Group.

Economic Capital Allocation

The Group developed its economic capital allocation process on a trial basis for several domestic branches in 2004. The Group formally started to implement the process for all domestic provincial branches in 2005. The economic capital allocation process calculates each branch's relevant economic capital requirements according to its risk-taking activities, and measures risk-adjusted return on capital (RAROC) and economic value added (EVA) to assess each branch's performance. The formule of RAROC and EVA are as follows:

RAROC = Risk-adjusted Profits/
Economic Capital Charge x 100%

EVA = Risk-adjusted Profit
– Cost of Economic Capital

Cost of Economic Capital = Economic Capital
Charge x Hurdle Rate

In 2006, the Group designed and launched BOCECA System, enabling the monitoring, analyzing and assessing the economic capital performance for the different level of domestic operations. The risk type covered by economic capital will be expanded from merely credit risk into market risk and operational risk.

The primary objective of economic capital allocation is to match returns with risks undertaken. It is inappropriate to place emphasis either on increasing income or on controlling risk separately. Through calculation and monitoring of economic capital performance, management at different levels raised awareness of cost of risk and cost of capital, significantly enhanced the matching of risks and rewards. Economic capital allocation has not only enhanced the coverage ratio of capital on risk exposures, but also enhanced the returns on risk and capital.

Capital Management in the Future

The Bank streamlines the process of capital management timely and continuously so as to enhance its leading role in Banking management.

In order to strengthen our capital base and provide this as support for the sustainable growth of our business, we will continue with effective capital adequacy ratio management, capital funding management and economic capital allocation.

Fund Transfer Pricing

Fund transfer refers to all forms of internal fund allocation among entities (including the Head Office, domestic and overseas branches and subsidiaries) within the Bank. In 2005, the Bank adopted the concept and principle for management by Fund Transfer Pricing (FTP) and started to explore the use of FTP as a means to optimize resources allocation, reduce operating cost and increase returns. In 2006, the Bank formulated *The Guidance to BOC FTP*, which clarified the objectives, pricing mechanism and transfer basis of FTP as well as the direction for the Bank's internal fund management. The major objectives for the Bank's FTP policies are as follows:

(1) To centralize the management functions of liquidity risks and market risks embedded in the Banking book to the Head Office Treasury so as to build a Bank-wide "centralized funding pool". By incorporating interest rate risk factor into the FTP price, it removes interest rate risks in the Banking book from business units (such as branches and departments) so that these business units could make sure that their profits are not affected by the uncertainties caused by fluctuations in interest rates and thus could concentrate on their own operations. Through centralizing the management of these risks at the Head Office Treasury, the Head Office Treasury will use hedging instruments to control the risks effectively, reducing the fluctuations of the Bank's profits caused by the uncertainties in movements in market interest rates.

(2) To provide a benchmark for performance evaluation by branch, department, product and customer, and to provide a common ground for product profitability assessment so that objectivity could be ensured in the process of profitability comparison.

(3) To communicate to the branches' and business departments' management in the right way and provide correct guidance for the operations of business units so that the Bank could maintain continual growth.

In 2006, the Bank adopted the multiple terms matching method for the FTP of the business segments. In the meantime, currency and terms matching fund support was provided to overseas branches' operation in respect of their syndicated loan business. As a result, the new FTP method helps to strengthen the Bank's asset and liability management as well as fund management.

Management Discussion and Analysis — Organizational Information, Human Resources Management and Development



Organizational Management

Organizational Information



At the end of 2006, the Bank had 11,241 domestic and overseas branches and outlets, a reduction of 405 from the beginning of 2006. There were 37 tier one branches, 283 tier two branches and 10,277 outlets in domestic operation, and 643 branches, subsidiaries and representative offices in overseas operation.

The following table presents the geographic breakdown of the domestic outlets by the end of 2006.

	As at 31 December 2006	
	Branches and outlets	% of total
Northern China	1,625	15.3%
Northeastern China	931	8.8%
Eastern China	3,539	33.4%
Central and Southern China	2,856	26.9%
Western China	1,647	15.6%
Total	10,598	100.0%

Process Reengineering and Organizational Restructuring

In 2006, the Bank actively pushed forward process reengineering and organizational restructuring. The Bank's corporate and personal loans were all centralized to the Head Office and tier-one branches for approval. Perceptible progress has been made in the centralization of the functions of post monitoring, clearing, finance management, cash delivery, bill exchange, bill processing and account reconciliation between companies and the Bank. The internal control system was reformed and improved with the establishment of the three lines of defense, which included function management, internal control and compliance and internal audit to ensure the adequacy and effectiveness of internal control. The internal audit system started to exercise vertical line management. CROs and CFOs were dispatched to tier-one branches. The business line management was further strengthened.

The Bank clarified the overall goal of business structure and process reengineering. The General Framework of Business Architecture and Process Integration was formulated. It stressed an intensive and centralized reform direction, with the synchronized implementation of IT blueprint and business process integration. The Bank planned to realize its goals of a customer-centered business and management process, a bank-wide general ledger, logically centralized business processing, strengthened line management and enhanced product innovation within two or three years.

The Bank pushed forward institutions integration. In 2006, the Bank further adjusted its branch network. Some small branches and outlets with poor development potential were closed. New branches and outlets were established in key cities and areas, to optimize and rationalize the Bank's entire branch network distribution.

Human Resources Management and Development

The Bank recognizes that the key to a company's success is talented staff and regards its employees as the fundamental driving force behind a company's growth and development. Therefore, the Bank sticks to the principle of "People First" to create every opportunity possible for the staff to tap their talent, so that everyone can do their best in a harmonious environment. Bank of China strives to be the best choice for employees to realize their dream and actualize their value. Human resource strategy as an important part of the Bank's overall development strategies plays an important role in the Bank's development.

The Staff Profile

At the end of 2006, the Bank had 232,632[1] employees (including 40,620 dispatch contractors working in domestic institutions), of which 20,204 were local staff of overseas branches and subsidiaries. By the end of 2006, there were 7,278 retirees whose expenses should be borne by the Bank.

1 The number is calculated according to the Chinese Accounting Standards.

The profile of domestic staff in terms of age, education and professions



Category	Detailed distribution	Number of employees	% of total
Age	Below 30	28,928	16.84%
	Between 31 and 40	95,831	55.78%
	Between 41 and 50	40,617	23.64%
	Between 51 and 60	6,317	3.68%
	Above 60	115	0.06%
Educational Background	Holders of Master degree and above	2,883	1.68%
	Bachelor degree holders	64,231	37.39%
	Associate degree or professional training certificate holders	71,639	41.70%
	Others	33,055	19.23%
Professions	Corporate finance	18,151	10.56%
	Personal finance (tellers excluded)	16,088	9.36%
	Financial market	1,338	0.78%
	Operation services	25,256	14.71%
	Financial management and accounting	12,099	7.04%
	Risk management, internal audit and legal and compliance	10,086	5.87%
	Management *(Note 1)*	4,331	2.52%
	Others *(Note 2)*	84,459	49.16%

Notes:

1 This category includes deputy general managers of tier-two branches, the deputy general managers of functional departments in tier-one branches and team heads (included) in Head Office and the above managerial personnel.

2 This category includes front line staff, administrative staff and other supporting staff.

Deepening Human Resources Management Reform and Improving Incentive and Accountability Mechanism

In 2006, the Bank further improved the market-based human resources management mechanism, which is in line with a modern commercial bank's operation.

Pursuant to its development needs and business strategy, the Bank has taken steps to establish a position-based, performance-oriented human resources mechanism. For domestic institutions, the Bank established a new position classification system and staff recruitment policies, adopted the practice of competition-based appointments, strengthened staff allocation and structural adjustment, streamlined the new employees recruitment standards, centralized staff recruitment, and fostered the specialized human resources practitioners' development.

The Bank continued to improve its performance management by establishing and implementing a staff performance management system focused on "Balanced Score Card" and "Performance Process Management". Performance evaluation, which had relied solely on post-appraisal and results grading, was virtually changed to an all-round, full process based performance management system. A sound performance management culture is being built up, which contributes to represent the Bank's core value of "Performance Led, Effective Incentive, Value Creation and Sustainable Development".

Steadily pushing forward the remuneration management reform. The enterprise annuity plan was widely deployed, which further improved the staff welfare scheme.

Strengthening Employee Training

In 2006, sticking to the theme of "fully implementing the scientific approach of development and persistently building a labor force characterized by honesty, creditworthiness, professionalism, innovation and collaboration", the Bank developed a set of training plans for all levels of employees, such as middle and senior managerial personnel, core talents and front line staff, to strengthen the development of three types of employees, namely managerial personnel, professionals and operational staff.

The Bank attached great importance to the development of middle and senior managerial personnel by developing leadership models, establishing rudimentary, intermediate and advanced leadership courses, actively cooperating with our strategic investors and introducing RBS Group senior management programs, cooperating with Harvard Business School to develop the leadership programs for our senior management, and organizing core EMBA courses to upgrade the training for all levels of managerial personnel.

The Bank also placed emphasis on the training of front line staff by way of, in light of its business strategy, organizing various technical and professional training programs to strengthen the development of core talents and front line staff. The Bank prioritized the nurturing of risk management professionals, personal wealth management managers and corporate customer managers. The Bank also organized group-wide training and tests for front line employees, such as fully-skilled tellers, customer service managers, wealth managers and outlet managers, and the test pass rate



reached 97.9%. To support the building of compliance and internal control mechanisms, the Bank established compliance testing questions pool and organized the second round of legal and compliance testing on all employees, in which over 200, 000 employees took part, and the pass rate was 99.25%.

In China Financial Education Development Fund's appraisal of research results of the year 2006, the Bank won three awards for its achievements in training and development: "Bank of China's e-training system" was awarded the first prize in the distance education category; "Bank of China's series training materials for front line staff" was awarded the second prize for the publication category; and "commercial bank's marketing training materials" received the excellent publication prize.

Strengthening Our Corporate Culture

The Bank realizes that a strong and healthy corporate culture is essential for corporate survival and development. In 2006, the Bank devoted itself to further building its corporate culture. On the basis of the cultural essence emanated from the Bank's century-old history, the Bank further developed the underlying connotations and concept of its corporate culture in an innovative manner. The Bank further refined its corporate culture of "the pursuit of excellence" and distilled its distinctive century-old core values into "honesty and integrity, drive for performance, accountability, creativity and harmoniousness".

In 2007, the Bank will gradually intensify the promotion of its corporate culture of "the pursuit of excellence" and entrench its core values of "honesty and integrity, drive for performance, accountability, creativity and harmoniousness". We will integrate these core values into the Bank's business process and management structure and the building of its IT Blueprint. Guided by the core values, the Bank will continuously inspire the creativeness and enthusiasm of its employees, enhance internal cohesiveness and the sense of recognition, and establish a reliable credit standing as well as an excellent image for its brand name.

Management Discussion and Analysis — Cooperation with Strategic Investors

In 2006, the Bank deepened cooperation with its strategic investors — RBS Group, AFH, UBS and ADB, who have played an important role both in expanding the Bank's business and improving its corporate governance.

Overview

In 2006, the Bank and RBS Group held 4 joint steering committee meetings. RBS Group has totally seconded 47 experts in 7 successive groups to the Bank. RBS Group has provided trainings for about 500 BOC staff coming from the Head Office as well as domestic and overseas branches, covering such major fields as credit risk, operational risk, market risk, financial management, project finance, wealth management and credit card. The Bank has also established joint steering committee with UBS who seconded totally 3 experts to the Bank.

Corporate Banking Business

The Bank actively promoted its cooperation with RBS Group and achieved notable progress in the fields of aircraft financing, shipping financing, syndicated loans, supply chain financing, customer referral and business training. In 2006, the Bank successfully worked together with RBS Group in several large-scale projects both in domestic and overseas markets, improving its capability to provide high-end financial products and services to preferred corporate clients. The cooperative project of Shipping Debt Deal of Shanghai Time Shipping Co., Ltd. was granted the honour of *Shipping Debt Deal of the Year — Asia* in 2006 by Jane's in Britain. The Bank held seminars on supply chain financing with RBS Group to discuss feasible business solutions. Customer referral arrangements were made between the Bank and RBS Group, including its US subsidiary Citizens Bank. The Bank learned from Asia Financial (Holdings) the experience of small business financing. It was in the process of forming its own service model for small business. Meanwhile, the Bank worked together with strategic investors in optimisation of corporate banking organizational structure, business process reengineering and training in high-end and sophisticated financing products. Management capability was further enhanced. The cooperation with UBS included successful referral and investment in a number of IPOs UBS led and assistance in the acquisition of SALE.

Personal Banking Business

The Bank's cooperation with RBS Group proceeded in setting up a card Business Unit (the "BU"). The BU's Management Committee has been established, and started to direct the BU's founding and development. Senior Managers of the Bank Card Center have been appointed. The Bank is considering expanding the cooperation scope with RBS Group to the credit card business, the quasi credit card business and the acquiring services. Both sides have made a 2007–2011 Credit Card Finance Plan, and have jointly developed Internal Scoring Card System, and established the mechanism of risk budgeting and the monitoring of risk profile. In addition, according


RBS
Make it happen
RBS

to the related regulations, the cooperation between the Bank and RBS Group will be the related party transactions of listing programs by Shanghai Stock Exchange, which shall go public in accordance with related regulations. Progress in bank card cooperation has been made in such aspects as HR, IT, finance management, marketing and data analysis.

The Bank has deepened its strategic cooperation with RBS Group in private banking business, for which a letter of intent was signed, a bilateral project working group was set up to speed up the preparation for the private banking business in Beijing and Shanghai in areas of human resource development, product and services, brand promotion, IT, risk management and outlet construction.

Financial Market Business

The Bank arranged coordination meetings, lectures, trainings and seminars many times with its strategic investor RBS Group, and actively cooperated with each other in business and achieved good results. In 2006, the volume of foreign exchange transaction of the two parties doubled and volume of bond transaction increased by more than 25%. At the same time, the two parties built Electronic Brokerage System (EBS), providing a reliable foundation for future cooperation. In addition, the Bank has also held a number of seminars and workshop with UBS in financial market and treasury.

Risk Management



RBS Group has seconded 4 experts on risk management for long-term work in the Bank. In operational risk management, RBS Group provided technical support and core staff training in fields such as operational risks classification guideline, work process of risk and control assessment and key risk indicator (RACA&KRI). RBS Group helped the Bank formulate and promote the work process of operational risks and RACA&KRI and its pilot implementation program. RBS Group also provided the framework of anti-money laundering training and stipulations. The Bank seconded 2 key staff to RBS Group for a 3-month on-site training on operational risks and anti-fraud management. In credit risk management, RBS Group secondees assisted the Bank to design training courses on corporate credit analysis, loan structure and retail credit scorecard. RBS Group has also introduced to the Bank on its risk management experience by arranging seminars and on-site visits to RBS Group. In market risk management, RBS Group experts helped us in the design of market risk management framework. RBS Group provided technical support on developing the Bank's market risk limit structure and market risk management policy and on investment portfolio risk management review. A project was launched to evaluate the effectiveness of the market risk control environment within the dealing room. UBS sent 3 experts and provided a 3-month technical support in the fields of establishing market risk management policies, identifying risk factors in transactions and reporting value at risk. In addition, ADB also provided professional consultancy and advice on anti-money laundering, operational risk management and internal control.

Treasury and Capital Management

The Bank has reviewed and learned from the practices adopted by RBS Group in the fields of internal funds transfer, treasury, planning, budgeting and product pricing. Accordingly, the Bank developed *The Guidance to BOC FTP Objectives System* and its implementation plan. UBS has introduced to the Bank on its practices and experience on treasury management, interest rate risk management, liquidity management, fund raising management, group treasury and funding management etc.

Human Resources and Process Integration

The Bank carried out cooperation with RBS Group in the fields of leadership modeling, leadership development, human resources shared service, human capital management and business architecture. RBS Group experts provided consultancy and advices to the Bank on developing leadership models. The Bank sent 8 senior managers to take the leadership program co-developed by RBS Group and Harvard University. With the assistance of RBS Group, the Bank reached an agreement with Harvard Business School to co-develop training programs. With the support of RBS Group, the Bank carried out a full-scope review on the management structure and mechanisms of RBS Group and on which the Bank will draw reference for process integration and organization restructuring.

Information Technology

RBS Group consecutively assigned 3 teams of personnel (totaling 18 person-time) to provide assistance for the Bank on its Core Banking System (CBS) project, including sending an evaluation team of experts to offer on-site assistance on CBS package selection, introducing on CBS and related application systems, and sharing experience on IT system development. In 2006, the Bank also assigned 2 senior managers from IT Department and Information Center to RBS Group IT departments for a 3-month training program.

Management Discussion and Analysis — Corporate Honors and Responsibilities



Recognition in the Market

In 2006, the Bank received wide recognition on its performance from well-known media both at home and abroad. The awards covered many areas including banking business and management systems.

Emerging Markets
Banking Achievement of the Year

The Banker
Ranked 17th among the "Top 1,000 World Banks"

Global Finance
Best Foreign Exchange Bank-China

Best Trade Finance Bank-China

The Asset
2006 Triple A Best Cash Management Bank in China, Best Trade Finance Bank in China

Asia Risk
House of the Year China

Fortune
Ranked 255 in Fortune's "Global 500"

China's Most Admired Company (Chinese Version)

Asia Money
Best Local Cash Management Bank in China voted by large corporations in China

Asian Legal Business
Banking & Financial Services In-House Team of the Year (the only awarded domestic financial institution)

Universum
Ideal Employer for Chinese College Students (awarded for the second time)



21st Century Business Herald
Best International Business in Asian Banks

Investors Relations
Best IR for a Corporate Transaction

Best IR for an IPO in the Hong Kong Market

14th China International Financial (Banking) Technology & Equipment Exhibition
Financial Business Innovation (Cybertariff)



Charity and Community Initiatives

Aiming at building a harmonious society, the Bank is committed to its social responsibilities and reciprocates to the society in various ways. Over the years, the Bank has made its own contributions in poverty alleviation, disaster relief, aiding the disabled and vulnerable groups and sponsorship of cultural and sports activities.

Poverty reduction and disaster relief In 2006, the Bank sent its poverty alleviation work team to Xian Yang in Shanxi Province for the consecutive fourth year. The team spared no efforts to help the people in poverty-stricken areas and completed infrastructure programs including drinking water projects. They also built and reconstructed a number of middle and primary schools and provided assistance to 100 children lacking education opportunity and 30 college students in financial difficulty. With all these measures, the living conditions of the local people and backwardness in education were greatly improved. Their efforts won high appraisal from local people.

Donation for disaster-stricken regions In 2006, the Bank provided over a million of RMB funds to typhoon-affected Zhejiang and Guangdong Provinces and earthquake-affected Kashe area in Xinjiang Uigur Autonomous Region as well as other regions heavily struck by natural disasters. Donations showing care and help from the Bank staff were made to help people in these regions to return to normal state of work and carry out reconstruction after the disasters.

Sponsorship of China Children and Teenagers Fund Among the first to join the "collection box of affection" program launched by the China Children and Teenagers Fund, as of the end of 2006, the Bank has established over 1,700 collection boxes and collected over 1 million RMB funds for the China Children and Teenagers Fund. The Bank was thus conferred the honorary title of "The Best Unit of Children Affection" by the Fund.

Culture and Education

Launch of college education loans In 2006, the Bank continued to extend the education loan to all 115 colleges and universities affiliated to the Ministry of Education, and provided financial support to students suffering financial difficulty to help them finish their college education. Since the launch of the college education loans, the Bank has made 17.9 billion RMB loans accumulatively and the balance for education loans has exceeded 6.95 billion RMB by the end of 2006.

The Bank established the Tan Kah Kee Science Award Foundation jointly with the Chinese Academy of Sciences, awarding top Chinese scientists for their outstanding scientific achievements. The Foundation set up awards in five areas: science (including mathematics, physics, mechanics and astronomy), chemistry, life science (including biology, medicine and agriculture), geoscience and technology science, which are awarded every two years. In 2006, the Foundation awarded the winners for the first time, obtaining very positive feedbacks and promoting the scientific and technological development in China.

Provide Financial Services for Sports Events

In February 2006, as the 2008 Beijing Olympics official banking partner, the Bank established on-site financial service work team during the Torino Winter Olympics at the request of BOCOG and General Administration of Sport of China, and provided comprehensive financial services to the Chinese delegation and BOCOG.

In December 2006, the Bank sent its work team to Doha in Qatar to provide on-site financial services to the Chinese delegation during the 15th Asian Games.

In 2006, the Bank organized a number of Olympic theme activities, such as "Long-distance Walk with Beijing Citizens to Welcome Olympics" in Beijing, "True Understanding, Sincere Care-Bank of China Welcomes the





Paralytics and with You" in Tianjin, and "Bank of China Olympic Festival" in Hangzhou. These activities have led local people to a better understanding of and the participation in Olympics.

In 2006, the Bank sponsored various sports activities. It sponsored after its name the FIG 2006 World Cup Gymnastics in Shanghai. In August 2006, the Bank sponsored "Goodluck Beijing" ISF XI Women's Fast Pitch World



Championship in Beijing as well as the "Goodluck Beijing" 2006 Qingdao International Regatta, and provided on-site financial services for the two events.

Changes in Share Capital and Shareholdings of Substantial Shareholders

Changes in Share Capital during the Reporting Period

Unit: Share

	1 January 2006		Increase/decrease during the reporting period					31 December 2006	
	Number of shares	%	Issue of shares before IPO	Issue of H Shares	Issue of A Shares	Others	Sub-total	Number of shares	%
I. Shares subject to selling restriction								173,487,740,209	68.34%
1. State-owned shares (promoters' shares)	174,128,718,217	83.15%				(2,803,313,477)	(2,803,313,477)	171,325,404,740	67.49%
2. Shares held by state-owned legal persons			8,514,415,652			(8,514,415,652)	—		
3. Shares held by other domestic investors					3,038,959,000	(876,623,531)	2,162,335,469	2,162,335,469	0.85%
Incl.:									
Shares held by domestic legal persons									
Shares held by domestic natural persons									
4. Shares held by foreign investors	35,298,644,140	16.85%				(35,298,644,140)	(35,298,644,140)		
Incl.:									
Shares held by overseas legal persons	35,298,644,140	16.85%				(35,298,644,140)	(35,298,644,140)		
Shares held by overseas natural persons									
II. Shares not subject to selling restriction								80,351,421,800	31.66%
1. RMB-denominated ordinary shares					3,454,547,000	876,623,531	4,331,170,531	4,331,170,531	1.71%
2. Domestically listed foreign shares									
3. Overseas listed foreign shares				29,403,878,000		46,616,373,269	76,020,251,269	76,020,251,269	29.95%
4. Others									
III. Total	209,427,362,357	100.00%	8,514,415,652	29,403,878,000	6,493,506,000	—	44,411,799,652	253,839,162,009	100.00%

Notes:

1 The Bank issued 8,514,415,652 ordinary shares to NCSSF on 13 March 2006.

2 On 1 June 2006, the Bank completed a successful initial public offering of 25,568,590,000 H Shares and was listed on the Hong Kong Stock Exchange. On 9 June 2006, pursuant to the exercise of the over-allotment option, 3,835,288,000 H Shares were further issued, thereby issuing in aggregate a total of 29,403,878,000 H shares. During the offering and listing of H Shares, 35,298,644,140 unlisted foreign shares held by overseas strategic investors of the Bank, 8,514,415,652 ordinary shares held by NCSSF, and 2,803,313,477 ordinary shares transferred by the promoter — Huijin to NCSSF according to state provisions were all converted into H Shares and became listed on the Hong Kong Stock Exchange.

3 In June 2006, 6,493,506,000 A Shares were offered to the public. On 29 June 2006, the A shares offered to the public by the Bank and 171,325,404,740 ordinary shares held by the promoter — Huijin were registered as A shares. On 5 July 2006, the Bank's A Shares were listed on the Shanghai Stock Exchange. Of the A Shares offered, 1,285,712,000 shares were placed to 14 strategic investors with a lock-up period of eighteen months, 876,623,531 shares were placed with a lock-up period of three months and 876,623,469 shares with a lock-up period of six months to the offline investors, and 3,454,547,000 shares were not subject to selling restriction. The shares placed to offline investors have been unfrozen and allowed to be tradable on the stock exchange on 5 October 2006 and 5 January 2007 respectively.

4 By the end of 2006, the Bank has issued 253,839,162,009 shares, including 177,818,910,740 A Shares and 76,020,251,269 H Shares.

5 "Selling restriction" in the above-mentioned table refers to A Shares issued by the Bank only.

6 In the reporting period, the Bank has not issued bonus shares or transferred shares from the surplus reserve.



Shareholder Information in the Report Period

Number of Shareholders and Shareholdings

Issue and Listing of Shares

The Bank successfully floated H Shares on the Hong Kong Stock Exchange on 1 June 2006, including 25,568,590,000 shares issued in the IPO and 3,835,288,000 shares issued pursuant to the exercise of the over-allotment option on 9 June 2006. The number of H Shares issued, at an offer price of HKD2.95 per share, accounted for 11.89% of the Bank's total equity after the offering. The Bank raised approximately HKD86.7 billion in the offering. Thereafter, the Bank successfully offered A Shares from 19 to 23 June 2006, at an issue price of RMB3.08 per share and was listed on Shanghai Stock Exchange on 5 July 2006. 6,493,506,000 A Shares were issued in the IPO, accounting for approximately 2.56% of the fully diluted total equity. Approximately RMB20 billion was raised in the offering.

The IPOs of H Shares and A Shares accounted for 14.14% of the total enlarged share capital of the Bank. After the IPOs, the share capital of the Bank increased to RMB253,839,162,009 or 253,839,162,009 shares.

Issue of Subordinated Bonds and Use of Proceeds

For the issue of subordinated bonds, please refer to Note V.29 to the Financial Statements. The purpose of the Bank's issue of the subordinated bonds was to effectively mitigate liquidity risk and optimize the maturity structure of assets and liabilities. The Bank plans to utilize the long-term funds raised by the issuance to grant long and medium-term loans, especially those relating to high-quality infrastructure construction projects. During the reporting period, the Bank has not issued subordinated bonds.

Shareholder Information at the End of the Report Period

As at 31 December 2006, the Bank had 846,127 shareholders of which, there were 378,972 holders of H Shares and 467,155 holders of A Shares.

Shareholdings

Trading Schedule of A Shares subject to selling restriction

Unit: Share

Date	Number of shares allowed to be tradable at the maturity of lock-up period	Remaining shares subject to selling restriction	Remaining shares not subject to selling restriction	Remarks
5 January 2007	876,623,469	172,611,116,740	5,207,794,000	Shares placed to offline institutional investors (with a lock-up period of 6 months) were unfrozen
5 January 2008	1,285,712,000	171,325,404,740	6,493,506,000	Shares placed to strategic investors (with a lock-up period of 18 months) will be unfrozen
5 July 2009	171,325,404,740	—	177,818,910,740	Commitment of the company

Note: Huijin undertook that within three years of the Bank's A Shares listing, it would not transfer the A Shares of the Bank directly or indirectly held by itself or entrust other persons to manage the shares, nor would it allow the Bank to repurchase such shares, with the exception of those allowed to be converted into H Shares following approval of the China Securities Regulatory Commission and other authorised securities approval authority of the State Council. Any withdrawal of Huijin's shares that are deposited with the China Securities Depository and Clearing Corporation Limited and the re-registration of such shares as H Shares would not affect any pre-existing restrictions on the sale or transfer applicable to Huijin's shares.



Number of shares subject to selling restriction held by top 10 shareholders and the selling restriction as at 31 December 2006

Unit: Share

No.	Name of shareholder	Number of shares subject to selling restriction	Time for trading	Number of new shares available for trading	Selling restriction
1	Central SAFE Investments Limited	171,325,404,740	5 July 2009	171,325,404,740	Commitment of the company
2	China Life Insurance (Group) Company — Traditional — Ordinary insurance products	144,559,043	See Note below	See Note below	Lock-up period
3	China Life Insurance Company Limited — Traditional — Ordinary insurance products — 005L-CT001 SH	123,376,000	5 January 2008	123,376,000	Lock-up period
4	State Development & Investment Corp.	90,909,000	5 January 2008	90,909,000	Lock-up period
4	Baosteel Group Co., Ltd	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Southern Power Grid Co., Ltd	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Huaneng Group	90,909,000	5 January 2008	90,909,000	Lock-up period
4	Chinese People Property Insurance Company Limited — Traditional — Ordinary insurance products — 008C-CT001 SH	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Reinsurance (Group) Company — Group level — Fund owned by the Group — 007G-ZY001 SH	90,909,000	5 January 2008	90,909,000	Lock-up period
4	CNOOC	90,909,000	5 January 2008	90,909,000	Lock-up period
4	Ping An Life Insurance Company of China — Traditional — Ordinary insurance products	90,909,000	5 January 2008	90,909,000	Lock-up period
4	Shenhua Group Co., Ltd	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China National Aviation Holding Company	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Aluminum Corporation	90,909,000	5 January 2008	90,909,000	Lock-up period

Note: Among the 144,559,043 shares held by China Life Insurance (Group) Company — Traditional — Ordinary insurance products, 47,157,043 shares have been unfrozen and available for trading on the market on 5 January 2007, the remaining 97,402,000 will be unfrozen and available for trading on the market on 5 January 2008.

Top ten shareholders as at 31 December 2006

Unit: Share

No.	Name of shareholder	Type of Shareholder	Type of shares	Number of shares held	Proportion in total share capital
1	Central SAFE Investments Limited	State-owned	A	171,325,404,740	67.49%
2	HKSCC Nominees Limited	Foreign	H	30,262,318,674	11.92%
3	RBS China Investments S.à.r.l.	Foreign	H	20,942,736,236	8.25%
4	Asia Financial Holdings Pte. Ltd	Foreign	H	10,471,368,118	4.13%
5	National Council for Social Security Fund, PRC	State-owned	H	8,377,341,329	3.30%
6	UBS AG	Foreign	H	3,377,860,684	1.33%
7	Asian Development Bank	Foreign	H	506,679,102	0.20%
8	The Bank of Tokyo-Mitsubishi UFJ Ltd	Foreign	H	473,052,000	0.19%
9	Wingreat International Limited	Foreign	H	420,490,000	0.17%
10	Best Sense Investments Limited	Foreign	H	236,526,000	0.09%
10	Turbo Top Limited	Foreign	H	236,526,000	0.09%

The number of shares held by H share shareholders was recorded in the Register of Members as kept by the H Share Registrar of the Bank as at 31 December 2006.

The Bank is not aware of whether the shares held by the aforesaid shareholders have been pledged or frozen, nor is the Bank aware of the existence of connected relations among the above-mentioned shareholders.

Top ten shareholders of A Shares not subject to selling restriction as at 31 December 2006

Unit: Share

No.	Name of shareholder	Number of shares not subject to selling restriction	Type of shares
1	ICBC — Southern Securities Investment Fund for Stocks with Good Performance and Growth	210,000,000	A
2	Agricultural Bank of China — Jingshun Great Wall Domestic Demand Growth No. 2 Stock Securities Investment Fund	96,629,963	A
3	ICBC — Lion Value Growth Stock Securities Investment Fund	73,469,700	A
4	IFC — Standard Chartered — CITIGROUP GLOBAL MARKETS LIMITED	62,858,475	A
5	ICBC — SSE 50 Trading Open-end Index Securities Investment Fund	49,869,579	A
6	ICBC — E Fund Value Selective Stock Securities Investment Fund	42,000,000	A
7	China Pacific Life Insurance Co., Ltd — traditional — ordinary insurance products	35,179,154	A
8	Tiance Investment Management and Consulting (Shanghai) Co., Ltd	31,575,159	A
9	China Life Insurance Company Limited — traditional — ordinary insurance products — 005L-CT001 SH	27,058,100	A
10	Xinghe Securities Investment Fund	25,843,028	A

Some of the above shareholders are managed by the same legal entity. Save for that, the Bank is not aware of any connected relations and concerted action among the above-mentioned shareholders.

Substantial Interest in Share Capital



The register maintained by the Bank pursuant to section 336 of the SFO recorded that, as at 31 December 2006, the following corporations had the following interests (as defined in the SFO) in the Bank set opposite their respective names:

Name of Shareholder	Number of shares held	Type of shares	Percentage of total issued A Shares	Percentage of total issued H Shares	Percentage of total issued share capital	Capacity
Central SAFE Investments Limited	171,325,404,740	A	96.35%	—	67.49%	Beneficial owner
The Royal Bank of Scotland Group PLC[1]	20,944,789,236	H	—	27.55%	8.25%	Attributable interest & beneficial owner
RBS CI Limited[1]	20,942,736,236	H	—	27.54%	8.25%	Attributable interest & beneficial owner
RBS China Investments S.à.r.l.	20,942,736,236	H	—	27.54%	8.25%	Beneficial owner
Temasek Holdings (Private) Limited[2]	11,792,559,118	H	—	15.51%	4.65%	Attributable interest
National Council for Social Security Fund	11,317,729,129	H	—	14.89%	4.46%	Beneficial owner
UBS AG	4,582,523,525 1,084,612,402 (S)[3]	H	—	6.03% 1.43%	1.81% 0.43%	Attributable interest, beneficial owner & person having a security interest in shares

Notes:

1 The Royal Bank of Scotland Group PLC ("RBS Group") holds the entire issued share capital of RBS CI Limited, which in turn holds 51.61% of RBS China Investments S.à.r.l. ("RBS China"). Accordingly, RBS Group and RBS CI Limited are deemed to have the same interests in the Bank as RBS China for the purpose of the SFO.

2 Temasek Holdings (Private) Limited ("Temasek") holds the entire issued share capital of Fullerton Management Pte Ltd, which in turn holds the entire issued share capital of Asia Financial Holdings Pte Ltd. Accordingly, for the purpose of the SFO, Temasek and Fullerton Management Pte Ltd are deemed to have the same interests in the Bank as Asia Financial Holdings Pte Ltd, which has an interest in 11,785,825,118 shares of the Bank.

3 "S" denotes short positions.

All the interests stated above represented long positions except stated otherwise. Save as disclosed above, as at 31 December 2006, no other interests or short positions were recorded in the register maintained by the Bank under section 336 of the SFO.

The Controlling Shareholder of the Bank

Central SAFE Investments Limited ("Huijin")

Huijin is a wholly state-owned company with limited liability. Established on 16 December 2003, the company has a registered capital of RMB372.465 billion and paid-in capital of RMB496.6125 billion. Its legal representative is Hu Xiaolian. On behalf of the state, Huijin performs the rights and obligations as an investor in the Bank, and implements the equity investment subject to the approval of the State Council and policies and arrangement relating to the state's reform of state-owned financial institutions. Huijin does not engage in other business activities.





Directors, Supervisors and Senior Management

Basic Information

Name	Age	Gender	Position	Term of office	Total amount of pre-tax compensation received from the company in the report period (RMB thousand)	Whether also compensated by a controlling shareholder company or other associated companies
XIAO Gang	48	Male	Chairman	From August 2004 to August 2007	1,523.770	Yes
LI Lihui	54	Male	Vice Chairman and President	From August 2004 to August 2007	1,528.657	Yes
ZHANG Jinghua	50	Male	Non-Executive Director	From August 2004 to August 2007	—	Yes
YU Erniu	57	Male	Non-Executive Director	From August 2004 to August 2007	—	Yes
ZHU Yan	50	Female	Non-Executive Director	From August 2004 to August 2007	—	Yes
ZHANG Xinze	60	Male	Non-Executive Director	From August 2004 to August 2007	—	Yes
HONG Zhihua	54	Female	Non-Executive Director	From August 2004 to August 2007	—	Yes
HUANG Haibo	54	Female	Non-Executive Director	From August 2004 to August 2007	—	Yes
Sir Frederick Anderson GOODWIN	48	Male	Non-Executive Director	From January 2006 to January 2009	—	No
SEAH Lim Huat Peter	60	Male	Non-Executive Director	From June 2006 to June 2009	—	No
HUA Qingshan	53	Male	Executive Director and Executive Vice President	From August 2004 to August 2007	1,307.831	Yes
LI Zaohang	51	Male	Executive Director and Executive Vice President	From August 2004 to August 2007	1,307.235	Yes

Name	Age	Gender	Position	Term of office	Total amount of pre-tax compensation received from the company in the report period (RMB thousand)	Whether also compensated by a controlling shareholder company or other associated companies
Anthony Francis NEOH	60	Male	Independent Non-Executive Director	From August 2004 to August 2007	400	No
William Peter COOKE	75	Male	Independent Non-Executive Director	From December 2004 to December 2007	606.464	Yes
Patrick de SAINT-AIGNAN	58	Male	Independent Non-Executive Director	From January 2006 to January 2009	400	No
Alberto TOGNI	68	Male	Independent Non-Executive Director	From June 2006 to June 2009	145.833	No
LIU Ziqiang	58	Male	Chairman of Board of Supervisors	From August 2004 to August 2007	1,312.599	No
WANG Xueqiang	49	Male	Supervisor	From August 2004 to August 2007	878.334	No
LIU Wanming	48	Male	Supervisor	From August 2004 to August 2007	874.247	No
LI Chunyu	47	Male	Employee Supervisor	From December 2004 to December 2007	478.632	No
LIU Dun	43	Male	Employee Supervisor	From December 2004 to December 2007	422.972	No
ZHOU Zaiqun	54	Male	Executive Vice President	From August 2004 to August 2007	1,437.055	Yes
ZHANG Yanling	55	Female	Executive Vice President	From August 2004 to August 2007	1,313.222	Yes
ZHANG Lin	50	Female	Secretary of Party Discipline Committee	From August 2004 to August 2007	1,230.033	No
ZHU Min	54	Male	Executive Vice President	From August 2006 to August 2009	1,193.880	No
WANG Yongli	42	Male	Executive Vice President	From August 2006 to August 2009	1,187.267	No

Name	Age	Gender	Position	Term of office	Total amount of pre-tax compensation received from the company in the report period (RMB thousand)	Whether also compensated by a controlling shareholder company or other associated companies
YEUNG Jason Chi Wai	52	Male	Secretary to the Board of Directors	From November 2005 to November 2008	5,618.777	Yes
ZHU Xinqiang[1]	54	Male	Executive Assistant President	From November 2003 to August 2006	1,030.727	Yes
Lonnie DOUNN[2]	54	Male	Chief Credit Officer	From March 2005 to September 2006	7,915.785	No

1 Zhu Xinqiang resigned in August 2006 for personal reason.

2 Lonnie Dounn resigned in September 2006 for personal reason.

Notes:

1 In the report period, none of the directors, supervisors or senior management holds the Bank's shares.

2 Independent Non-Executive Directors' compensation is based on "the resolution of the fifth session of the first board of directors' meeting of the Bank". The supervisors' compensation is based on "the resolution of the second extraordinary meeting of shareholders of the Bank in 2005". The annual compensation of Independent Non-Executive Directors and supervisors should be proposed by the Personnel and Remuneration Committee and submitted to the board of directors and shareholders' meeting for review and approval. The compensation of the senior management is based on the Bank's Management Measures on Remuneration of Senior Management. The employee supervisors' compensation is based on staff salary control system.

3 Non-Executive Director holding a position in any corporate shareholder of the Bank does not receive any compensation from the Bank. They are remunerated by the respective shareholder entity where they hold a position.

The Bank's Executive Directors and Supervisors, who are also our employees and our senior management personnel, receive compensation in the form of salaries, bonuses, benefits in kind, contributions to pension schemes, as well as other pensions through our contribution to their social insurance and housing funds. Our Independent Non-Executive Directors receive directors' fees and allowance. Our Non-Executive Directors do not receive any salary or directors' fees from the Bank.

The aggregate fees and compensation paid by the Bank to all Directors, Supervisors and senior management members in 2006 were RMB32.1133 million. A total of RMB2.6 million was contributed for the social insurance, supplementary insurance expenses and housing funds for Directors, Supervisors and senior management members.

Compensation for Directors, Supervisors and Senior Management in 2006



	RMB million
Total amount of fees and compensation	32.1133
Independent Non-Executive Directors' fees and other income	1.5523

Compensation range	Number of persons
Above and including RMB7.00 million up to RMB7.99 million	1
Above and including RMB6.00 million up to RMB6.99 million	0
Above and including RMB5.00 million up to RMB5.99 million	1
Above and including RMB2.00 million up to RMB4.99 million	0
Above and including RMB1.00 million up to RMB1.99 million	11
RMB0.99 million and below	8

Holding of Positions in Shareholder Companies by Directors, Supervisors and Senior Management

During the report period and save as disclosed, none of our Bank's directors, supervisors or senior management holds any position in our shareholder companies.

Brief Working Experience and Other Positions held by Directors, Supervisors and Senior Management

Directors



CHEN Muhua, Honorary Chairperson

has been the Honorary Chairperson of the Board of Directors since August 2004. Ms. Chen was formerly Vice Chairwoman of the Standing Committee of the National People's Congress.



CHUANG Shih Ping, Honorary Vice Chairman

has been the Honorary Vice Chairman of the Board of Directors since August 2004. Mr. Chuang previously served as the Standing Commissioner of Chinese People's Political Consultative Conference, the Chairman of Nanyang Commercial Bank as well as a Director of our bank.

Note: Under PRC law, the honorary directors are not members of the Board of Directors and do not have any power or right to vote on any matters considered by our Board under our Articles of Association.



XIAO Gang, Chairman



has served as Chairman of the Board of Directors since March 2003. He also served as our President from March 2003 to August 2004. From October 1996 to March 2003, Mr. Xiao served as Deputy Governor and Assistant Governor of the People's Bank of China (PBOC). During this period, he was also Director of the Fund Planning Department and the Monetary Policy Department of the PBOC, Governor of the Guangdong Branch of the PBOC and Governor of the Guangdong Branch of the State Administration of Foreign Exchange. From October 1989 to October 1996, Mr. Xiao held various positions at the PBOC, including Director of the Policy Research Office, Director of the China Foreign Exchange Trading Center and Director General of the Fund and Planning Department. Mr. Xiao graduated from the Finance Department of Hunan Institute of Finance and Economics in 1981 and was awarded a Master's degree in International Economic Law by Renmin University of China in 1996. Since May 2003, Mr. Xiao has been serving as Chairman of the Board of Directors of BOCHK Holdings.

LI Lihui, Vice Chairman and President



has served as Vice Chairman of the Board of Directors and our President since August 2004. From September 2002 to August 2004, Mr. Li served as Deputy Governor of Hainan Province, and from July 1994 to September 2002, Mr. Li was an Executive Vice President of Industrial and Commercial Bank of China ("ICBC"). From 1988 to July 1994, he served in a number of positions at ICBC, including Deputy General Manager of the Fujian Branch, Chief Representative of the Singapore Representative Office and General Manager of the International Business Department. Mr. Li graduated from the Economics Department of Xiamen University in 1977 majoring in finance, and also holds an Economics Doctorate degree in finance from the Guanghua School of Management at Peking University. Since June 2005, Mr. Li has been serving as Chairman of Board of Directors in BOCI. Mr. Li has also served as Chairman of Bohai Industry Investment Management Ltd. since December 2006.

HUA Qingshan, Executive Director and Executive Vice President



has served as an Executive Director of the Bank since August 2004. He joined our bank in 1994 and served as our Assistant President from May 1994 to December 1998. Since December 1998, he has served as a Vice President. He is currently also a Director of Visa International Asia-Pacific. Mr. Hua obtained a Master's degree in Engineering from Hunan University in 1996. Since June 2002, Mr. Hua has been serving as a Non-Executive Director of BOCHK Holdings.



LI Zaohang, Executive Director and Executive Vice President

has served as an Executive Director of the Bank since August 2004. He joined our bank in November 2000 and has served as a Vice President since then. From November 1980 to November 2000, Mr. Li served in various capacities at China Construction Bank ("CCB"), including Manager, Branch Manager, General Manager of various departments of the Head Office and Executive Vice President. Mr. Li graduated from Nanjing University of Information Science and Technology in 1978. Since June 2002, Mr. Li has been serving as a Non-Executive Director of BOCHK Holdings, one of our subsidiaries with shares listed on the Hong Kong Stock Exchange.



ZHANG Jinghua, Non-Executive Director

has served as a Non-Executive Director of Bank of China Limited since August 2004. Mr. Zhang worked for the China Securities Regulatory Commission from January 1993 to August 2004 in various capacities, including Director of Listed Companies Department, Director of Market Supervision Department, Director of Fund Supervision Department, Director of International Cooperation and a member of the Planning and Development Commission. Mr. Zhang graduated from Northeast Forestry Institute in 1982 and obtained a MBA degree from the State University of New York in 1988.



YU Erniu, Non-Executive Director

has served as a Non-Executive Director of the Bank since August 2004. Mr. Yu previously worked for the Ministry of Finance from October 1987 to August 2004 in various capacities, including the Director of the Personnel and Education Department. Mr. Yu attended a post-graduate program in economic law at the Capital University of Economics and Business and graduated in 2001.





ZHU Yan, Non-Executive Director

has served as a Non-Executive Director of the Bank since August 2004. From August 1994 to August 2004, Ms. Zhu held numerous positions at the Ministry of Finance (MOF), including Assistant Inspector and Deputy Director General of the Surveillance Bureau, Deputy Director of the Department of Central Enterprises, Director of Management Department II of the Dispatching Organ, Director of Central Department I, and Director of Inspection Department I. From September 1993 to July 1994, Ms. Zhu worked as deputy head of the Liaoning provincial Finance Department resident financial supervision team, where she oversaw State-Owned-Enterprises in Anshan and reported directly to the Ministry of Finance. From March 1990 to September 1993, she worked as head of the resident financial supervision team of Anshan Finance Bureau overseeing Anshan Iron & Steel Group. Prior to that, Ms. Zhu served as the Finance Department head, Deputy Chief Accountant and Deputy General Manager at the Anshan Coach Automotive Factory from October 1983 to February 1990. Ms. Zhu attended a post-graduate program in investment management at the Chinese Academy of Social Sciences and graduated in 1998. She studied law at the Central Communist Party School and graduated in 2001. Ms. Zhu also attended a post-graduate program in international economics at the Central Communist Party School and graduated in January 2006. Ms. Zhu is a senior accountant, and Certified Public Accountant of the Chinese Institute of Certified Public Accountants.



ZHANG Xinze, Non-Executive Director

has served as a Non-Executive Director of the Bank since August 2004. Mr. Zhang worked for the PBOC from May 1975 to October 1978 and from September 1982 to August 2004 in various capacities, including Deputy Director and Inspector of the Survey and Statistics Department, the Inspector of the Credit Reporting Administration and Deputy Director of the Credit Reporting Center of Credit Reporting Administration. Mr Zhang is a research fellow and received a Bachelor's degree in finance from the Finance Department, Renmin University of China in 1982.



HONG Zhihua, Non-Executive Director

has served as a Non-Executive Director of the Bank since August 2004. Ms. Hong previously worked for the State Administration of Foreign Exchange from January 1982 to August 2004 in various capacities, including Deputy Director General of the Policy and Regulation Department, Deputy Director General of the International Balance Department and Inspector of the General Affairs Department. Ms. Hong is a senior economist and graduated from Yunnan University with a Bachelor's degree in Chinese Literature in 1982.



HUANG Haibo, Non-Executive Director

has served as a Non-Executive Director of the Bank since August 2004. Ms. Huang worked for the PBOC from August 1977 to August 2004 in various capacities, including Deputy Director General of the Treasury Bureau. Ms. Huang graduated from the Accounting Department, Shanxi Finance University. She is a senior accountant and Certified Public Accountant of the Chinese Institute of Certified Public Accountants.



Sir Frederick Anderson GOODWIN, Non-Executive Director

has served as a Non-Executive Director of the Bank since January 2006. Sir Fred Goodwin is the Group Chief Executive of RBS. Prior to joining RBS Group in 1998, he served as the Chief Executive of Clydesdale Bank Plc from 1995 to 1998 and was a partner of Touche Ross from 1988 to 1995. Sir Fred Goodwin currently is also the Chairman of the Prince's Trust. Sir Fred Goodwin graduated from University of Glasgow with a Bachelor's degree in Law in 1979. RBS China, one of our strategic investors, is a subsidiary of RBS Group. Since August 1998, Sir Fred Goodwin has served as a Director of RBS Group, the holding company of one of the world's largest banking and financial services groups with its primary listing on the London Stock Exchange.





SEAH Lim Huat Peter, Non-Executive Director

has served as a Non-Executive Director of Bank of China Limited since June 2006. Mr. Seah is currently a member of the Temasek Advisory Panel of Temasek Holdings (Pte.) Ltd. and president commissioner of Bank international Indonesia. Mr. Seah served as president and chief executive officer of Singapore Technologies Pte. Ltd. from 2001 to 2004. Prior to that, Mr. Seah built up his career in the banking industry over a 32-year period. Mr. Seah held various key positions at Singapore's Overseas Union Bank Limited, including as vice chairman and chief executive officer from 1991 to 2001, and general manager from 1982 to 1985. He was executive director and chief executive of international Bank of Singapore Ltd. from 1985 to 1991. Mr. Seah graduated from the University of Singapore in 1968 with a Bachelor's degree (Honours) in business administration. Mr. Seah has also been a director of Capitaland Limited since 2001, Chartered Semiconductor Manufacturing Ltd. since 2002, SembCorp Industries Ltd since 1998, Siam Commercial Bank Public Company Limited since 1999, Star Hub Ltd. since 2002, Global Crossing Limited since 2003, Singapore Computer Systems Limited since 2005, Stats ChipPAC Ltd. since 2002, PT Bank International Indonesia Tbk since 2004 and P T Indosat Tbk since 2004, all of which are companies listed on the securities exchanges of Singapore, Thailand, Indonesia and/or the United States.



Anthony Francis NEOH, Independent Non-Executive Director

has served as an Independent Non-Executive Director of the Bank since August 2004. Mr. Neoh currently serves as a member of the International Consultation Committee of CSRC and member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People's Congress. Mr. Neoh previously served as Chief Advisor to the CSRC, Chairman of the Hong Kong Securities and Futures Commission, a member of the Hong Kong Stock Exchange Council and its Listing Committee, Deputy Judge of the Hong Kong High Court, and Administrative officer of the Hong Kong Government. From 1996 to 1998, Mr. Neoh was Chairman of the Technical Committee of the International Organization of Securities Commissions. Mr. Neoh was appointed as Queen's Counsel (currently retitled to as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with an honours degree in Law in 1976. Mr. Neoh is a barrister of England and Wales and admitted to the State Bar of California. Mr. Neoh was a non-executive director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an independent non-executive director of the Link Management Limited, the manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since November 2004, Mr. Neoh has been serving as an Independent Non-Executive Director of China Shenhua Energy Co., Limited. The shares of the Global Digital Creations Holdings Limited are listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, and the units and shares of the Link Real Estate Investment Trust and China Shenhua Energy Company Limited, respectively, are listed on the Main Board of the Hong Kong Stock Exchange.



William Peter COOKE, Independent Non-Executive Director



has served as an Independent Non-Executive Director of the Bank since December 2004. Mr. Cooke retired from the Bank of England in 1988 after a 33-year career. Prior to his retirement, Mr. Cooke was Associate Director and Head of Banking Supervision at the Bank of England. From 1977 to 1988, he was also Chairman of the Basel Committee of Banking Regulation and Supervisory Practices at the Bank for International Settlements, which formulated the first Basel Capital Accord. From 1989 to 2002, Mr. Cooke served as the Chairman of Price Waterhouse World Regulatory Advisory Practice and advisor to PricewaterhouseCoopers. From 1996 to 1998, Mr. Cooke was a director of BOCI (U.K.) Holding Limited. Since 1992, 1998 and 1999, Mr. Cooke respectively served as a Non-Executive Director of Financial Security Assurance (U.K.) Ltd., State Street Bank (U.K.) Ltd. and BOC International (U.K.) Limited. Mr. Cooke holds a Bachelor's and Master's degree in Modern History from Merton College, Oxford.

Patrick de SAINT-AIGNAN, Independent Non-Executive Director



has served as an Independent Non-Executive Director of the Bank since January 2006. Mr. de Saint-Aignan is a Senior Advisor and a former Managing Director of Morgan Stanley. Since joining Morgan Stanley in 1974, he has served in various capacities at Morgan Stanley, including as Firm Risk Manager, Chairman of Morgan Stanley SA, France, Head of the Debt Capital Market and Head of the Derivative Products Group. From 1985 to 1992, Mr. de Saint-Aignan held various positions as a Director and Chairman of the International Swaps and Derivatives Association. Mr. de Saint-Aignan is also a Statutory Advisor to the Supervisory Board of IXIS Corporate and Investment Bank, a subsidiary of Natixis. Mr. de Saint-Aignan graduated from the Ecole des Hautes Etudes Commerciales in 1971 and received a Master's degree with distinction in Business Administration from Harvard Business School in 1974.



Alberto TOGNI, Independent Non-Executive Director

has served as an Independent Non-Executive Director of the Bank since June 2006. Mr. Togni joined Swiss Bank Corporation, a predecessor of UBS AG in 1959 and after the merger between Swiss Bank Corporation and Union Bank of Switzerland in 1998, continued in UBS AG's employment until his retirement in April 2005. During his 46-year career with Swiss Bank Corporation and (after 1998) UBS AG, Mr. Togni served in various capacities. From 1998 to 2005, he was executive vice chairman of UBS AG overseeing the risk profile of the group. From 1994 to 1997, he was group chief credit officer and group chief risk officer at Swiss Bank Corporation. Prior to 1994, he held various positions at Swiss Bank Corporation in charge of the bank's worldwide credit portfolio. Mr. Togni held a banking certificate from the Swiss Business School. He graduated in 1965 from the New York Institute of Finance with a degree in investment analysis.

Supervisors



LIU Ziqiang, Chairman of Board of Supervisors

has served as Chairman of our Board of Supervisors since August 2004. Mr. Liu was Chairman of the Board of Supervisors of our bank before our corporate restructuring from July 2003 to August 2004. He was Chairman of the Board of Supervisors of the Agricultural Development Bank of China from June 2000 to July 2003, and Vice President of the CCB from April 1997 to June 2000 and head of Planning Department of CCB from February 1995 to April 1997. From November 1986 to May 1994, Mr. Liu held various positions in financial institutions in Shenzhen, including as Chief of the Shenzhen Development Bank Preparation Team, Deputy General Manager of Shenzhen Agricultural Bank, and Acting President, Board Chairman and General Manager of Shenzhen Development Bank. Mr. Liu received a Master's degree in Economics from the Graduate School of the PBOC in 1984.



WANG Xueqiang, Supervisor

has been a Supervisor since August 2004. Mr. Wang served as a Director-General Supervisor of the Bank before our corporate restructuring from July 2003 to August 2004. From October 2001 to July 2003, Mr. Wang served as a Deputy Director-General Supervisor designated directly by the State Council at the Agricultural Development Bank of China. Mr. Wang worked for the MOF and the Central Financial Working Commission from April 1985 to October 2001. Mr. Wang obtained two Bachelor's degrees from Central University of Finance and Economics in 1996 and from Renmin University of China in 1998. Mr. Wang is a Certified Public Accountant qualified by the Chinese Institute of Certified Public Accountants.



LIU Wanming, Supervisor

has been a Supervisor of the Bank since August 2004. From November 2001 to August 2004, designated directly by the State Council, he served as a Director Supervisor at Bank of Communications and a deputy Director-General Supervisor at our bank. From August 1984 to November 2001, Mr. Liu worked with the National Audit Office, the Agricultural Development Bank of China and Bank of Communications. Mr. Liu received a Bachelor's degree in Economics from Jiangxi University of Finance in 1984.



LI Chunyu, Employee Supervisor

has served as an Employee Supervisor of Bank of China Limited since December 2004. Since August 2000 Mr. Li has served as Chairman of the Labor Union of the Head Office for our employees. From 1992 to July 2000, he worked for our Human Resources Department. Mr. Li holds a secondary college diploma.





LIU Dun, Employee Supervisor

has served as an Employee Supervisor of Bank of China Limited since December 2004. Since 1991, Mr. Liu has worked for the International Settlement Division, Credit Division and Corporate Business Division of our Shandong Branch. Mr. Liu received a Master's degree in Economics from the University of Science and Technology of China in 1991.



Senior Management

LI Lihui, President
Please refer to the part on "Directors".

HUA Qingshan, Executive Director and Executive Vice President
Please refer to the part on "Directors".

LI Zaohang, Executive Director and Executive Vice President
Please refer to the part on "Directors".

ZHOU Zaiqun, Executive Vice President
has served as an Executive Vice President of the Bank since November 2000. From November 2000 to August 2004, Mr. Zhou also concurrently served as Executive Vice President and Director of MasterCard International, Asia-Pacific. Prior to joining us, Mr. Zhou was the General Manager of the Beijing Branch of ICBC from December 1999 to November 2000 and the General Manager of the Accounting and Financial Planning Departments of the ICBC from January 1997 to December 1999. Mr. Zhou received a Master's degree from the Northeast Institute of Finance and Economics in 1996. Since June 2002, Mr. Zhou has been serving as a Non-Executive Director of BOCHK Holdings, one of our subsidiaries with shares listed on the Hong Kong Stock Exchange.



ZHANG Yanling, Executive Vice President
has served as an Executive Vice President of Bank of China Limited since March 2002. Ms. Zhang joined our bank in 1977. From October 2000 to March 2002, she was an Assistant President of our bank. From April 1997 to August 2002, Ms. Zhang successively served as General Manager of our Banking Department, General Manager of our Milan Branch and General Manager of our Legal and Compliance Department. Ms. Zhang has also served as Vice Chairperson of the International Chamber of Commerce Banking Commission since July 2003. Ms. Zhang graduated from Liaoning University in 1977 and received a Master's degree from Wuhan University in 1999. Since June 2002, Ms. Zhang has been serving as a Non-Executive Director of BOCHK Holdings, one of our subsidiaries with shares listed on the Hong Kong Stock Exchange. Since September 2003, Ms. Zhang has been in succession serving as Chairman and Vice Chairman of the Board of Directors in BOCI.





ZHANG Lin, Secretary of Party Discipline Committee

has served as Secretary of Party Discipline Committee of the Bank since August 2004. Prior to joining our bank, Ms. Zhang held various positions in the Export-Import Bank of China, including Assistant President from June 2002 to August 2004 and Deputy Director and Director of its Personnel Education Division from August 1998 to July 2002. Ms. Zhang graduated from the Politics and Economy Department of the Party School of the Inner Mongolian Autonomous Region's Communist Party Committee in 1983.



ZHU Min, Executive Vice President

has served as Executive Vice President of the Bank since August 2006. Mr. Zhu joined our bank in 1996 and served as Assistant President of Bank of China since November 2003. Mr. Zhu sequentially served as General Manager of the Institution of International Finance, General Manager of the BOCHK Restructuring and Listing Office for BOCHK IPO, and then General Manager of BOC Restructuring and Listing Office for BOC IPO. He also serves as General Manager of the Board Secretariat of the BOCHK. Mr. Zhu graduated from Fudan University with a Bachelor's degree in 1982. He also obtained a Master's Degree in Public Affairs from Princeton University and a Ph.D. degree from Johns Hopkins University.



WANG Yongli, Executive Vice President

has served as Executive Vice President of the Bank since August 2006. He joined our bank in 1989 and served as Assistant President of the Bank since November 2003. From April 1999 to January 2004, Mr. Wang held various positions in our bank, including General Manager of the Asset-Liability Management Department, Acting Deputy General Manager and General Manager of our Fujian Branch, and General Manager of our Hebei Branch. Mr. Wang graduated from Renmin University of China and received a Master's degree in 1987. He also obtained a Doctor's degree from Xiamen University in 2005.





YEUNG Jason Chi Wai, Secretary to the Board of Directors
was appointed as the Board and Company Secretary of the Bank in November 2005. He is also the Company Secretary of BOCHK Holdings and BOCHK. Prior to joining BOCHK, Mr. Yeung was the General Counsel and a Director of China Everbright Limited and, before that, a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong as a Corporate Finance Manager. Mr. Yeung graduated from the University of Hong Kong with a Bachelor's degree in Social Sciences in 1978. He also graduated from the College of Law, UK in 1985 and further obtained a Bachelor's degree in Law from the University of Western Ontario, Canada in 1991 and a MBA degree from the Richard Ivey Business School, University of Western Ontario, Canada in 2001.

Changes in Directors, Supervisors and Senior Management During the Period

For details of the changes in the Bank's directors during the period please refer to Directors and the Board of Directors in Corporate Governance.

There has been no change in the Bank's Supervisors during the report period.

During the period, the changes in the Bank's senior management are as follows:

(1) Mr. Lonnie DOUNN, Chief Credit Officer (CCO), tendered his resignation for personal reason in April 2006, effective in September 2006.

(2) At the meeting of Board of Directors, held on 29 August 2006, the Board approved the appointments of Mr. Zhu Min and Mr. Wang Yong Li as Executive Vice Presidents of the Bank. The Board also approved the resignation of Mr. Zhu Xinqiang as Executive Assistant President of the Bank.

Corporate Governance

In 2006, the Bank continued its efforts to promote sound corporate governance and the improvement of its corporate governance framework as a modern joint-stock company, which is composed of the Shareholders' Meeting, the Board of Directors, the Board of Supervisors and Senior Management in compliance with the PRC Company Law and the PRC Commercial Banking Law, and relevant regulations promulgated by regulatory authorities. The Bank further revised its Articles of Association in accordance with which all relevant parties lawfully and independently exercised their rights and discharged their obligations.



The Bank has adopted incremental measures to enable it to observe the Code on Corporate Governance Practices ("the Code") as set out in Appendix 14 of the Hong Kong Listing Rules. The Bank has complied with the code provisions and has substantially complied with the recommended best practices set out in the Code. The Bank also observes the laws and regulations of the places of business operations as well as various provisions and guidelines of regulatory authorities.

Corporate Governance Framework

The Bank's corporate governance framework centers on the Board of Directors, which provides guidance and effective oversight of the Senior Management, and is separated from the business operation undertaken by Senior Management. The major responsibilities of the Board of Directors are as follows: developing strategic guidelines and business plans for the Bank; formulating annual budgets, profit distribution and other major financial plans; approving annual and interim business results; appointing members of special committees and senior management personnel; approving the Bank's fundamental management process; proposing the appointment, re-appointment or replacement of the external auditors; reviewing reports from and monitoring the work of Senior Management.

The Board of Directors has set up the Strategic Development Committee, Audit Committee, Risk Policy Committee, Personnel and Remuneration Committee, and Connected Transaction Control Committee, which assist the Board in performing its functions in different aspects. The positions of the Chairman and the President are assumed by two persons respectively, in order to avoid undue concentration of power.



The Bank's corporate governance framework is shown below:


Shareholders' Meeting
Strategic Development Committee
Audit Committee
Risk Policy Committee
Personnel and Remuneration Committee
Connected Transaction Control Committee
Board of Directors
Senior Management
Board of Supervisors
Business Development Committee
Internal Control Committee
Asset-Liability Management Committee
Procurement Review Committee
Asset Disposal Committee
Anti-Money Laundering Committee

Shareholders and Shareholders' Meeting

The Shareholder's Meeting is the highest authority within the Bank. The Bank establishes an effective channel to communicate with shareholders, to ensure that all shareholders are treated equally, are properly informed and are able to participate in and exercise their voting and other rights on major issues of the Bank as shareholders. In 2006, the Bank held an Annual Shareholders' Meeting and four Extraordinary Shareholders' Meetings in compliance with the provisions of the Articles of Association, and reviewed the proposals relating to the working reports of the Board of Directors and the Board of Supervisors, appointment of external auditors and approval of auditors' fees, amendments to the Articles of Association, annual financial report, issue and allotment of shares and public listing, appointment of independent non-executive directors and non-executive directors, and profit distribution plan. These were instrumental to the Bank's successful H-share and A-share IPOs in Hong Kong and on the Chinese Mainland, and to its long-term, sound and sustainable development.

Directors and the Board of Directors

Being responsible for the Shareholders' Meeting, the Board of Directors is the Bank's decision-making body. In 2006, two independent non-executive directors and two non-executive directors were appointed to the Board. Mr. Patrick de Saint-Aignan and Mr. Alberto Togni were appointed as Independent Non-Executive Directors of the Bank respectively on 14 January and 1 June 2006. Sir. Frederick Anderson Goodwin and Mr. Seah Lim Huat Peter were appointed as Non-Executive Directors of the Bank respectively on 14 January and 1 June 2006. The Board of Directors currently comprises 16 members. Other than the Chairman, there are four Independent Non-Executive Directors, eight Non-Executive Directors and three Executive Directors. For a detailed background of the board members, please refer to the section "Directors, Supervisors and Senior Management" in this annual report.

Xiao Gang, Chairman of the Bank, also serves as the Chairman of BOCHK Holdings, and Executive Director Messrs Hua Qingshan and Li Zaohang, also serve as non-executive directors of BOCHK Holdings.

The Bank purchased Directors and Officers liability insurance in 2006 for members of the Board to provide protection against claims arising from the lawful discharge of duties on the part of the Directors.

In 2006, the Board of Directors held eight meetings (including three extraordinary meetings) respectively on 29 January, 7 March, 27 March, 17 & 20 April, 2 June, 29 August, 30 October and 14 December, and passed seven written resolutions. The resolutions relate mainly to the Bank's development strategy, business plan and financial budget, financial reports, profit distribution plan, self-evaluation of the Board of Directors, revision of the Articles of Association, appointment of external auditors and approval of auditors' fees, performance evaluation and distribution of bonus for Senior Management, appointment of non-executive directors and independent non-executive directors, IPO, changes in the Senior Management, market risk limits, reform of the business process and organization, and information disclosure policy of the Bank. The Board Meetings also reviewed the management report rendered by the external auditors and the response of the Management, on-site inspection report by CBRC and the corrective measures taken by the Bank, and progress report on the implementation of the IT Blueprint.



The average attendance rate of the board meetings reached 96%. The attendance rate of each director is shown below:

Director	Number of Board Meetings Attended[1]	Attendance Rate
XIAO Gang	Attended 8 out of a total of 8 meetings	100%
LI Lihui	Attended 8 out of a total of 8 meetings	100%
ZHANG Jinghua	Attended 8 out of a total of 8 meetings	100%
YU Erniu	Attended 8 out of a total of 8 meetings	100%
ZHU Yan	Attended 8 out of a total of 8 meetings	100%
ZHANG Xinze	Attended 8 out of a total of 8 meetings	100%
HONG Zhihua	Attended 8 out of a total of 8 meetings	100%
HUANG Haibo	Attended 8 out of a total of 8 meetings	100%
Sir Frederick Anderson GOODWIN[2]	Attended 5 out of a total of 8 meetings	63%
SEAH Lim Huat Peter[3]	Attended 4 out of a total of 4 meetings	100%
HUA Qingshan[4]	Attended 7 out of a total of 8 meetings	88%
LI Zaohang	Attended 8 out of a total of 8 meetings	100%
Anthony Francis NEOH	Attended 7 out of a total of 8 meetings	88%
William Peter COOKE	Attended 8 out of a total of 8 meetings	100%
Patrick de SAINT-AIGNAN	Attended 8 out of a total of 8 meetings	100%
Alberto TOGNI[3]	Attended 4 out of a total of 4 meetings	100%

Notes:

1 According to the Articles of Association of the Bank, a Director can entrust another director to attend the Board Meeting and excise the voting right on his or her behalf.

2 Sir Frederick Anderson Goodwin was unable to personally attend the board meetings held on 19 January, 27 March and 14 December. He entrusted another director to attend and exercise the voting right on his behalf at the meetings on 27 March and 14 December.

3 The appointment of Mr. Seah Lim Huat Peter and Mr. Alberto Togni as directors of the Bank were approved at the Shareholders' Meeting held on April 21, 2006, and were given regulatory approval by CBRC on 1 June 2006. They were present at the board meetings held on 2 June, 29 August, 30 October and 14 December 2006.

4 Mr. Hua Qingshan was unable to personally attend the board meeting held on 14 December 2006, but entrusted another director to attend and exercise voting right on his behalf.

The Strategic Development Committee

The Strategic Development Committee comprises 11 members, including the Chairman of the Board, one executive director, eight non-executive directors and one independent non-executive director. Xiao Gang, Chairman, serves as committee chairman. Committee members include Li Lihui, Zhang Jinghua, Yu Erniu, Zhu Yan, Zhang Xinze, Hong Zhihua, Huang Haibo, Sir Frederick Anderson Goodwin, Seah Lim Huat Peter and Alberto Togni. The committee is mainly responsible for developing the strategic plan of the Bank, assessing the effectiveness of the plan and reviewing and assessing programs on the following issues and submitting them to the Board of Directors for review:

- Strategic development plans;
- Annual budgets;
- Capital allocation plans;
- Merger and acquisition plans;

- Major investment and financing plans;

- Substantial internal restructuring and adjustment.

The Strategic Development Committee held six meetings (including three extroaordinary meetings) in 2006, and passed one written resolution. At these meetings, the Committee reviewed the Bank's development strategy, business development plan for 2006-2008, business plan for 2007-2009, and other proposals.

The average attendance rate of the meetings of the Strategic Development Committee reached 91%. The attendance rates of relevant directors are shown below:

Director	Number of Committee Meetings Attended	Attendance Rate
XIAO Gang	Attended 6 out of a total of 6 meetings	100%
LI Lihui	Attended 6 out of a total of 6 meetings	100%
ZHANG Jinghua	Attended 6 out of a total of 6 meetings	100%
YU Erniu[1]	Attended 5 out of a total of 6 meetings	83%
ZHU Yan	Attended 6 out of a total of 6 meetings	100%
ZHANG Xinze	Attended 6 out of a total of 6 meetings	100%
HONG Zhihua	Attended 6 out of a total of 6 meetings	100%
HUANG Haibo	Attended 6 out of a total of 6 meetings	100%
Sir Frederick Anderson GOODWIN[2]	Attended 1 out of a total of 6 meetings	17%
SEAH Lim Huat Peter	Attended 2 out of a total of 2 meetings	100%
Alberto TOGNI	Attended 2 out of a total of 2 meetings	100%

Notes:

1 Director Yu Erniu entrusted another director to attend and exercise voting right on his behalf at one meeting.

2 Sir Frederick Anderson Goodwin entrusted other directors to attend and exercise voting right on his behalf at three meetings.

The Audit Committee

The Audit Committee comprises seven members, including three non-executive directors and four independent non-executive directors. Independent non-executive director Patrick de Saint-Aignan acts as committee chairman. Committee members include Zhu Yan, Huang Haibo, Anthony Francis Neoh, William Peter Cooke, Seah Lim Huat Peter and Alberto Togni. The committee is mainly responsible for:

- Recommending the replacement/ appointment of and the fees paid to the external auditors and assessing their performance and independence;

- Reviewing the external auditors' audit report, internal control report and audit plan;

- Reviewing the financial reports, other financial disclosure and significant accounting and auditing policies and regulations;

- Approving the internal audit charter, overseeing and providing guidance on the organizational structure re-engineering, promoting the vertical management to ensure their independence, approving the internal audit plan and the budget and evaluating its performance;



- Nominating Chief Audit Officer who reports directly to and is evaluated by the Committee, refining the Chief Audit Officer's responsibilities and evaluating his or her performance;

- Overseeing the Bank's internal controls and persistently keeping track with the rectification progress in relation to issues raised by the external auditors, including reviewing internal audit report findings, management's feedback and rectification plans, and discussing the adequacy of internal control with the Chief Audit Officer and the external auditors;

- Promoting self-evaluation of internal control and compliance with relevant disclosure requirements of stock exchanges.

The Audit Committee held six meetings in 2006, mainly reviewing financial reports, dividend and profit distribution plan; the Bank's financial management measures, business plan and expense budget for 2006; management suggestion by the external auditors for 2005 and feedback of the Management, external auditors' audit plan, scope and fees; internal audit plan and budget, internal audit improvement program, and candidates for Chief Audit Officer.

The attendance rate of the meetings of the Audit Committee was 100%. The attendance rates of relevant directors are shown below:

Director	Number of Committee Meetings Attended	Attendance Rate
Patrick de SAINT-AIGNAN	Attended 6 out of a total of 6 meetings	100%
ZHU Yan	Attended 6 out of a total of 6 meetings	100%
HUANG Haibo	Attended 6 out of a total of 6 meetings	100%
Anthony Francis NEOH	Attended 6 out of a total of 6 meetings	100%
William Peter COOKE	Attended 6 out of a total of 6 meetings	100%
SEAH Lim Huat Peter	Attended 2 out of a total of 2 meetings	100%
Alberto TOGNI	Attended 2 out of a total of 2 meetings	100%

The Audit Committee has reviewed the 2006 Annual Report of the Bank. The Bank's external auditors, PricewaterhouseCoopers Zhong Tian CPAs Limited Company has audited the 2006 financial statements of the Bank prepared in accordance with PRC GAAP and PricewaterhouseCoopers Hong Kong has audited the financial statements of the Bank prepared in accordance with IFRS. Both firms have issued unqualified audit reports. The Audit Committee has discussed matters relating to the accounting standards and practices adopted in the financial statements, internal control and the financial statements.

The Group has established a basic framework of self-assessment of its internal control. The self-assessment focused on key areas of internal control, including financial control, operation control, compliance and risk management. Management has reported the result of the assessment on key controls to the Audit Committee and the Board.

The Risk Policy Committee

The Risk Policy Committee comprises 6 members, including two non-executive directors, one executive director, and three independent non-executive directors. Mr. Anthony Francis Neoh, an independent non-executive director, acts as the committee chairman. Committee members include Zhang Jinghua, Zhang Xinze, Hua Qingshan, Patrick de Saint-Aignan and Alberto Togni. The committee is mainly responsible for:

- Assessing and monitoring the implementation of the Bank's risk management and internal control policies, including credit policies;
- Overseeing the exposure against established parameters while monitoring and assessing the Bank's risk appetite;
- Reviewing the effectiveness of our legal and compliance process and monitoring its implementation;
- Reviewing and approving credit decisions in excess of the credit authorization limits delegated to the Bank's President.

The Risk Policy Committee held four meetings in 2006. At these meetings, the committee reviewed proposals relating to the suggestions on risk appetite of the Bank in 2006, market risk management policies, market risk exposure limits in 2006, amendments to the Regulations on the Management of Credit Approval Authorization of Head Office of the Bank, policies on anti-money laundering and anti-terrorism financing, and credit proposals in excess of the credit authorization limits delegated to the Management.

The attendance rate of the meetings of the Risk Policy Committee was 100%. The attendance rates of relevant directors are shown below:

Director	Number of Committee Meetings Attended	Attendance Rate
Anthony Francis NEOH	Attended 4 out of a total of 4 meetings	100%
ZHANG Jinghua	Attended 4 out of a total of 4 meetings	100%
ZHANG Xinze	Attended 4 out of a total of 4 meetings	100%
HUA Qingshan	Attended 4 out of a total of 4 meetings	100%
Patrick de SAINT-AIGNAN	Attended 4 out of a total of 4 meetings	100%
Alberto TOGNI	Attended 1 out of a total of 1 meeting	100%

The Personnel and Remuneration Committee

The Personnel and Remuneration Committee comprises five members, including two non-executive directors and three independent non-executive directors. Non-executive director Yu Erniu acts as the committee chairman. Committee members include Hong Zhihua, Anthony Francis Neoh, William Peter Cooke and Patrick de Saint-Aignan. The committee is mainly responsible for:

- Reviewing the Bank's human resource and remuneration policies and overseeing their implementation;
- Nominating the Bank's directors and the members of Senior Management;



- Reviewing the standards and procedures for selecting, nominating and appointing directors, members of the Bank's board committees and Senior Management;

- Reviewing the remuneration policies submitted by the Bank's management;

- Formulating the standards for reviewing the performance of the Bank's Senior Management, and appraising the performance of the directors and senior management personnel.

The Personnel and Remuneration Committee held five meetings in 2006, at which it reviewed the remuneration plans and incentive measures for directors, supervisors and senior management personnel, set the performance evaluation targets and formulated evaluation measures for management personnel, determined total amount of personnel expenses and the distribution principle, reviewed the suitability of candidates for directors, executive vice presidents, chief financial officer, chief risk officer, chief audit officer and members of the board committees, and reviewed the evaluation guidelines and plans for the Board of Directors and the accountability measures for management personnel.



The average attendance rate of the meetings of the Personnel and Remuneration Committee reached 92%. The attendance rates of relevant directors are shown below:

Director	Number of Committee Meetings Attended	Attendance Rate
YU Erniu	Attended 5 out of a total of 5 meetings	100%
HONG Zhihua	Attended 5 out of a total of 5 meetings	100%
Anthony Francis NEOH	Attended 4 out of a total of 5 meetings	80%
William Peter COOKE	Attended 4 out of a total of 5 meetings	80%
Patrick de SAINT-AIGNAN	Attended 5 out of a total of 5 meetings	100%

The Connected Transaction Control Committee

The Connected Transaction Control Committee comprises four members, including two executive directors and two independent non-executive directors. Independent non-executive director William Peter Cooke acts as the committee chairman. Committee members include Hua Qingshan, Li Zaohang and Anthony Francis Neoh.

The committee is mainly responsible for:

- Formulating policies and procedures with regard to connected transactions;

- Identifying the related parties of the Bank and reporting to the Board of Directors and the Board of Supervisors;

- Identifying the connected transactions pursuant to related laws and regulations;

- Reviewing the major connected transactions of the Bank according to Chinese laws and regulations.

The Connected Transaction Control Committee held four meetings in 2006, at which it reviewed the proposals regarding the Bank's connected transaction management measures, division of responsibilities for connected transaction control, and letters of undertaking by related parties.

The average attendance rate of the meetings of the Connected Transaction Control Committee reached 88%. The attendance rates of relevant directors are shown below:

Director	Number of Committee Meetings Attended	Attendance Rate
William Peter COOKE	Attended 4 out of a total of 4 meetings	100%
HUA Qingshan	Attended 3 out of a total of 4 meetings	75%
LI Zaohang	Attended 4 out of a total of 4 meetings	100%
Anthony Francis NEOH	Attended 3 out of a total of 4 meetings	75%

Appointment of Directors

In compliance with Rules A.4.1 and A.4.2 of Appendix 14 of the Hong Kong Listing Rules and provisions of the Bank's Articles of Association, the Bank's directors are elected at the Shareholders' Meeting, with a term of office of three years starting from the date when the Bank receives the approval of the CBRC. A director, at the expiry of the term of office, could be re-elected at the Shareholder's Meeting, and may serve consecutive terms by re-election and re-appointment.

Independent Non-Executive Directors

Members of the Board of Directors include four independent non-executive directors, in compliance with the requirement on quorum specified in the Articles of Association. These independent non-executive directors serve as members of five special committees under the Board of Directors.

As stipulated in Rule 3.13 of the Hong Kong Listing Rules, the Bank has received the annual confirmation in writing from every independent non-executive director with regard to his independence. Based on such confirmation and relevant information in our possession, the Bank confirms their independent status.

Information on the attendance of independent non-executive directors at board meetings in 2006 can be found in the section "Directors and the Board of Directors" under "Corporate Governance".

Different Opinions Raised by Independent Non-Executive Directors on Relevant Matters of the Bank

On 29 August 2006, the Board resolved to approve the Bank's market risk limits during which 14 directors voted for, 1 director voted against and 1 director abstained. Independent Non-Executive Director Patrick de Saint-Aignan voted against the resolution, stating that the limits were too high particularly given the state of risk management capabilities of the Bank.

Specific Explanation and Independent Opinions of Independent Non-Executive Directors on the Guarantee Business of the Bank

Pursuant to the provisions and requirements set forth in the circular (ZJF [2003] No.56) issued by the China Securities Regulatory Commission and guided by the principle of equity, fairness and objectiveness, the independent directors of the Bank Anthony Francis Neoh, William Peter Cooke, Patrick de Saint-Aignan, and Alberto Togni provide the following information regarding the Bank's guarantee business:



The guarantee business is one of the Bank's ordinary businesses, and has been approved by the PBOC and the CBRC. The Bank has formulated specific management measures, operational process and approval procedures in line with the risks of guarantee business, and carried out the business accordingly. The Bank's guarantee business comprises principally of Letters of Guarantee. As at 31 December 2006, the outstanding amount of letters of guarantee issued by the Bank reached RMB290.205 billion.

Supervisors and the Board of Supervisors

The Board of Supervisors is the Bank's supervisory organ responsible to the Shareholders' Meeting. As stipulated in the PRC Company Law and the Articles of Association, the Board of Supervisors is responsible for overseeing the Bank's financial activities and the legality and compliance of the Board of Directors and Senior Management in performing their responsibilities.

The Board of Supervisors comprises five supervisors, including three supervisors assumed by representatives of shareholders and two supervisors assumed by staff representatives. According to the Bank's Articles of Association, supervisors have a term of office of three years, and may serve consecutive terms by re-election and re-appointment. Shareholder representative supervisors and external supervisors are elected or replaced by the Shareholders' Meeting.

The Board of Supervisors held six meetings in 2006, and adopted related resolutions. For the performance and supervision opinions of the Board of Supervisors within the report period, please refer to the "Report of the Board of Supervisors" in this annual report.

Senior Management

The Senior Management is the Bank's executive body and reports to the Board of Directors. Headed by the President, the Senior Management comprises executive vice presidents and other senior management personnel, who assist the President in managing the Bank's business. Principal responsibilities of the President include: presiding over the Bank's administrative, business and financial management, implementing resolutions of the Board of Directors, drafting the Bank's business and investment plans, drafting the Bank's basic management rules and specific regulations, nominating other senior management personnel, and determining the Bank's overall remuneration, benefit, reward and punishment measures.



In 2006, the Senior Management carried out the Bank's day to day business, achieved operating targets and further promoted the rapid development of each business line within the scope of authorities established by the Articles of Association and the Board of Directors.

Compliance with the Model Code for Securities Transactions by Directors

The Bank has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules to govern securities transactions by Directors and Supervisors. The Bank has made specific enquiry of all Directors and Supervisors, and the Directors and Supervisors have confirmed that they have complied with the required standards set out in the said Model Code throughout the year.

Responsibility Statement of Directors on Financial Reports

The following statement, which set out the responsibilities of the Directors regarding financial statements, should be read in conjunction with, but distinguished from, the auditor's statement of their responsibilities as set out in the auditor's report contained in this annual report.

The Directors acknowledge that they are responsible for preparing financial statements of the Bank that truly represents the operating results of the Bank for each financial year. To the best of the Directors' knowledge, there was no material event or condition that might have a material adverse effect on the continuing operation of the Bank.

Appointment or Termination of External Auditors

At the 2005 annual general meeting of the Bank, our shareholders approved the resolution in respect of the appointments of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our domestic auditor and PricewaterhouseCoopers Hong Kong as our international auditor for 2006. The directors were authorised to negotiate and determine the fees of such auditors in accordance with market practice.

Auditors' fees paid to PricewaterhouseCoopers and its member firms for the audit of the financial statements of the Group, including those of the Bank's overseas subsidiaries and branches, for the year ended 31 December 2006 were RMB183 million.

The Bank also incurred approximately RMB136 million for services provided by PricewaterhouseCoopers Hong Kong and PricewaterhouseCoopers Zhong Tian CPAs Limited Company in respect of the IPOs and listing of the Bank's shares on the Hong Kong Stock Exchange and Shanghai Stock Exchange. This amount has been charged to the capital reserve account.

Except for the above-mentioned IPO service fees, neither PricewaterhouseCoopers Hong Kong nor PricewaterhouseCoopers Zhong Tian CPAs Limited Company has provided any material non-audit services to us. The total professional fees paid for non-audit services, exclusive of the IPO service fees, to PricewaterhouseCoopers Hong Kong and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were RMB18 million in 2006.

PricewaterhouseCoopers Hong Kong and PricewaterhouseCoopers Zhong Tian CPAs Limited Company have provided audit services to the Bank for four years. Mr. Zhu Yu and Ms. Tu Yi are the certified public accountants who signed the auditor's report on the Group's financial statements prepared in accordance with PRC GAAP for the year ended 31 December 2006.

The Board will table a resolution at the forthcoming Annual General Meeting, proposing to reappoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers Hong Kong as our auditors for the year 2007.

Investor Relations and Information Disclosure

The Bank discloses information in compliance with securities regulations promulgated in the place where its shares were listed, and publishes periodic reports and announcements to the public in accordance with the law, to ensure that information disclosure is timely, fair, accurate, truthful and complete, and the legitimate rights and interests of investors and related stakeholders are safeguarded. Since we are dual listed in Hong Kong and Shanghai, the Bank carries out information disclosures according to the stricter of the two regulatory standards to ensure that all investors are treated fairly. To expedite the establishment of the information disclosure process and enhance the transparency of information disclosure, the Bank formulated the *Information Disclosure Policy* pursuant to securities regulations promulgated in the place where its shares were listed. The Policy has been adopted by the Board of Directors, and provides in principle for the content, form, procedure and management of information disclosure. Based on the Policy, the Bank will prepare more specific and practical measures on information disclosure management.

The Bank communicates with and promotes understanding from investors by means of results presentation, press conference, road show, reception of visits from institutional investors, online live broadcast, e-mail, and telephone hotline. We also actively participate in meetings with investors at conferences held by international and domestic securities institutions, so as to enable investors to understand the Bank's specific development strategy, business management and performance in a timely manner, and receive investor feedback on the Bank. Apart from communications with analysts during the announcement of annual and interim results, the Bank's senior management also meets


中国银行 全球服务



institutional investors and analysts from time to time.

After the IPO, the Bank enhances understanding and communications with investors by many means. It held a total of 83 meetings participated by senior management personnel, domestic and overseas investors and analysts.

Market Recognition

In the report period, the Bank won the award of "2006 Best IR for an IPO in the Hong Kong Market", and two honorable mentions: the "Best Annual Report and Other Company Communications" and the "Best IR for Chinese Companies in the Hong Kong Market" in the Hong Kong and Taiwan awards selection campaign held by *IR Magazine* in 2006. In the Chinese Mainland awards selection campaign held by the magazine, the Bank was granted the award of "2006 Best IR for a Corporate Transaction" and nominated for the "Grand Prix for Best Overall IR — SOE". *IR Magazine* is a monthly magazine on investor relations that is most authoritative in the world. The said awards and nominations were appraised by 342 buy-side and sell-side analysts and fund managers from Chinese Mainland, Hong Kong, Taiwan, Singapore and other regions in Asia at the invitation of *IR Magazine*.

Report of the Board of Directors

The Board of Directors are pleased to present their report together with the audited consolidated financial statements of the Bank and its subsidiaries (the "Group") for the year ended 31 December 2006.

Principal Activities

The Bank is engaged in the provision of a range of banking and related financial services, including commercial banking, investment banking and insurance businesses.

Major Customers

During the year, the five largest customers of the Group accounted for less than 30% of the interest income and other operating income of the Group.

Results and Appropriations

The results of the Group for the year are set out in the financial statements and notes thereof.

The Board has recommended a final dividend of RMB0.04 per share, amounting to approximately RMB10.154 billion, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 14 June 2007. If approved, detail arrangement of the final dividend distribution (including the closure of H Share Register of Members; the record date to determine H Share and A Share shareholders' entitlement to the final dividend) for each holder of A Share and H Share will be announced after the Annual General Meeting separately.

The 2006 final dividend of the Bank will be denominated and declared in RMB. Dividend for A Share shareholders will be paid in RMB and dividend for H Share shareholders will be paid in Hong Kong dollars. RMB will be converted into Hong Kong dollars based on the average exchange rate prevailing one week before 14 June 2007 (such day inclusive), being the date of holding the Bank's Annual General Meeting, as announced by the PBOC for such conversion.

No interim dividend was paid for the period ended 30 June 2006. At the shareholders' meeting held in April 2006, it was approved that a dividend amounting to RMB1.375 billion in total, was paid to shareholders whose names appeared on the register of members of the Bank on 31 December 2005.

Closure of Register of H Share Shareholders

The H Share Register of Members of the Bank will be closed, for the purpose of determining H Share shareholders' entitlement to attend the Annual General Meeting, from Wednesday, 16 May 2007 to Thursday, 14 June 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, 15 May 2007.

There is no book closure period for A Share Register of Members. A notice of Annual General Meeting setting out the record date for the meeting and related issues will be published in due course.

Donations

Charitable and other donations made by the Group during the year amounted to approximately RMB12.35 million.

Share Capital

As at the latest practicable date prior to the issue of this Annual Report and based on publicly available information, the Bank has sufficient public float, in compliance with the minimum requirement of the Hong Kong Listing Rules and the waiver granted by the Hong Kong Stock Exchange at the time of our listing.

Distributable Reserves

Please refer to Note V.36 to the Financial Statements for details of distributable reserves of the Bank.

Fixed Assets

Please refer to Note V.22 to the Financial Statements for details of the fixed assets of the Bank.

Financial Summary

The Bank was listed on Hong Kong Stock Exchange and Shanghai Stock Exchange respectively in 2006. A summary of the annual results, assets and liabilities of the Bank for the last four years is set out in the section of "Financial Highlights".

Connected Transactions



Under Chapter 14A of the Hong Kong Listing Rules, transactions between connected persons (as defined under the Hong Kong Listing Rules) and the Bank will constitute connected transactions to the Bank. The details of such connected transactions are as follows:

Exempt Continuing Connected Transactions

Commercial banking services and products provided by the Bank in the ordinary and usual course of business

The Bank provides commercial banking services and products to customers in the ordinary and usual course of business. Such commercial banking services and products include the taking of deposits. Customers who place deposits with the Bank may include the Bank's substantial shareholders, directors, supervisors and chief executive officers, ex-directors who were in office within 12 months preceding the H-share Listing Date and their respective associates, each of whom is a connected person. According to Chapter 14A of the Hong Kong Listing Rules, connected persons place deposits with the Bank will constitute continuing connected transactions for the Bank.

Furthermore, BOCHK has preferential interest rates for deposits placed by employees of BOCHK. The deposits placed by connected persons who are not the Bank's employees are at market rates and on normal commercial terms. To the extent staff rates are available for employees, the interest paid by the Bank on deposits placed by connected persons who are the Bank's employees are at staff rates, but such deposits are nevertheless on normal commercial terms as such terms are no more favorable than the staff rates applicable to other employees who are not connected persons.

The provision of commercial banking services and products to connected persons in the ordinary and usual course of business and on normal commercial terms that are comparable or no more favorable than those offered to independent third parties (including other comparable employees who are not connected persons) will be exempt continuing connected transactions under Rule 14A.65(4) of the Hong Kong Listing Rules, namely, financial assistance provided by a connected person in the form of deposits placed with a listed issuer for the benefit of a listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect of the financial assistance, and thus will be exempt from the reporting, announcement and independent shareholders' approval requirements contained in Rules 14A.35 and 14A.45 to 14A.48 of the Hong Kong Listing Rules.

Loan and credit facilities granted by the Bank to connected persons

The Bank extends loans and credit facilities (including provision of long-term loans, short-term loans, consumer loans, credit card facilities, mortgages, guarantees, security for third party loans, comfort letters and billing discounting facilities) to customers in the ordinary and usual course of business on normal commercial terms with reference to prevailing market rates. Customers who utilize loans and credit facilities include the Bank's substantial shareholders, directors, supervisors and chief executive officers, ex-directors who were in office within 12 months preceding the H-share Listing Date and their respective associates, each of whom is a connected person under Chapter 14A of the Hong Kong Listing Rules. According to Chapter 14A of the Hong Kong Listing Rules, loans and credit facilities granted by the Bank to connected persons constitute continuing connected transactions for the Bank.

The Bank has preferential staff rates for employees who utilize Great Wall Renminbi credit cards and BOC credit cards. Such preferential rates include waiver of annual fees and reduced handling fees. Furthermore, BOCHK has preferential staff rates for employees who use its credit cards.

The Bank also has preferential staff rates for residential loans and mortgages taken out by the Bank's employees, and the head office and branches have preferential staff rates for consumer loans taken out by the Bank's employees. These preferential staff rates are all within the range set by the PBOC. Furthermore, BOCHK has preferential staff rates for residential loans and mortgages taken out by its employees.

The loans and credit facilities the Bank provides to connected persons who are not employees of the Bank are on normal commercial terms with reference to prevailing market rates. To the extent staff rates are available for certain loans and credit facilities, the loans and credit facilities the Bank provides to connected persons who are the Bank's employees are provided at staff rates and are on normal commercial terms no more favorable than the staff rates applicable to other employees who are not connected persons.



The provision of loans and credit facilities to connected persons in the ordinary and usual course of business and on normal commercial terms that are comparable or no more favorable than those offered to independent third parties (which include other comparable employees who are not connected persons) will be exempt continuing connected transactions under Rule 14A.65(1) of the Hong Kong Listing Rules, namely, financial assistance provided by a listed issuer in its ordinary and usual course of business for the benefit of a connected person on normal commercial terms, and thus will be exempt from all reporting, announcement and independent shareholders' approval requirements contained in Rules 14A.35 and 14A.45 to 14A.48 of the Hong Kong Listing Rules.

Continuing connected transactions between Prudential Corporation Holdings Limited & Its Subsidiaries and the Bank

Prudential Corporation Holdings Limited respectively owns 36% of BOCI-Prudential Asset Management Limited ("BOCI-Prudential") and 36% of BOCI-Prudential Trustee Limited ("BPTL"), both of which are indirect subsidiaries of the Bank. Accordingly, Prudential Corporation Holdings Limited and its associate are connected persons to the Bank for the purposes of the Hong Kong Listing Rules. In particular, BOCI-Prudential and BPTL, being associates of Prudential Corporation Holdings Limited, are also connected persons to the Bank.

In 2006, the Bank engaged on a regular basis in a number of transactions with Prudential Corporation Holdings Limited and its associates in ordinary and usual course of business, such as fund distribution services, fund management services, fund investment advisory services, client referral services, IT services, office rental and consumption services, deposit placing, insurance services and corporate management services. These transactions are on normal commercial terms and each percentage ratio (the profits ratio not applicable) set out in Chapter 14A of the Hong Kong Listing Rules is less than 0.1% based on the transaction categories. According to Rule 14A.33 ("De Minimis Transactions"), these transactions are exempted from the reporting, announcement and independent shareholders' approval requirements.

Corporate Governance

The Bank endeavors to observe high level corporate governance principles and practices. For details of the Bank's compliance with the Code on Corporate Governance Practices contained in Appendix 14 of the Hong Kong Listing Rules, please refer to the section on Corporate Governance.

Directors and Supervisors

The Directors and Supervisors of the Bank as at 31 December 2006 are set out in the section of Directors, Supervisors and Senior Management.

Directors' Interests in Competing Business

Since August 1998, Sir Frederick Anderson Goodwin, a non-executive director of our Bank, has been serving as a Director of the RBS Group which is the holding company of one of the world's largest banking and financial services groups. The business of RBS Group may compete directly or indirectly with our Bank. Save as disclosed above, none of the Directors is interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Bank.

Emoluments of Directors, Supervisors and Senior Management

Details of the emoluments of Directors, Supervisors and Senior Management of the Bank are set out in the section of Directors, Supervisors, and Senior Management.

Directors' and Supervisors' Service Contracts

None of the Directors or Supervisors has a service contract with the Bank or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

Directors' and Supervisors' Interests in Contract of Significance

No contracts of significance, in relation to the Bank's business to which the Bank, its holding companies, or any of its subsidiaries or fellow subsidiaries was a party and in which a Director or a Supervisor had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' and Supervisors' Rights to Acquire Shares

On 5 July 2002, the following Directors were granted options by BOCHK (BVI), the immediate holding company of BOCHK Holdings, pursuant to a Pre-Listing Share Option Scheme to purchase from BOCHK (BVI) existing issued ordinary shares of BOCHK Holdings at a price of HK$8.50 per share. BOCHK Holdings is a subsidiary of the Bank which is also listed on the Hong Kong Stock Exchange. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors of the Bank under the Pre-Listing Share Option Scheme as at 31 December 2006 are set out below:

				Number of share options		
	Date of grant	Exercise price (HKD)	Exercisable Period	Granted on 5 July 2002	Balances as at 1 January 2006	Balances as at 31 December 2006
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	1,446,000

During the report period, none of the above Directors exercised his options nor had there been any change in their option rights.



Save as disclosed above, at no time during the year was the Bank, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors, Supervisors of the Bank, and their respective spouses or children below the age of 18 to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate.

Directors' and Supervisors' Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 31 December 2006, none of the Directors or Supervisors of the Bank had any interests or short positions in the shares, underlying shares or debentures of the Bank or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Bank pursuant to section 352 of the SFO or as otherwise notified to the Bank and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules.

Substantial Interests in Share Capital

Please refer to Changes in Share Capital and Shareholdings of Substantial Shareholders for details.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Bank were entered into or existed during the year.

Share Appreciation Rights Plan and Share Option Scheme

Please refer to Note V.32 to the Financial Statements for details of the share appreciation rights plan and share option schemes of the Group.



Please refer to the section "Directors' and Supervisors' Rights to Acquire Shares" for details of the options granted by BOCHK (BVI) over shares of BOCHK Holdings pursuant to the Pre-Listing Share Option Scheme.

Purchase, Sale or Redemption of the Bank's Shares

The Bank issued 8,514,415,652 ordinary shares to NCSSF on 13 March 2006.

The Bank issued 25,568,590,000 H shares in the initial public offering and was listed on the Hong Kong Stock Exchange on 1 June 2006. 3,835,288,000 H shares were further issued pursuant to the exercise of over allotment option on 9 June 2006.

The Bank issued 6,493,506,000 A shares on 29 June 2006, and the Bank was listed on the Shanghai Stock Exchange on 5 July 2006.

As at 31 December 2006, approximately 50 million shares of the Bank were held as treasury shares. Please refer to Note V.35 to the Financial Statements for details.

Pre-emptive Rights

There are no provisions for pre-emptive rights requiring the Bank to offer new shares to existing shareholders in proportion to their existing shareholdings under the Articles of Association. The Articles of Association provides that if the Bank wishes to increase its capital, it may offer new shares to non-specified investors, may issue rights of new shares to existing shareholders or allot new shares to existing shareholders, may transfer capital reserve fund, may issue convertible bonds, or through other means permitted by competent supervisory authorities or by laws and administrative regulations. There are no compulsory provisions for shareholders to exercise their pre-emptive rights under the Articles of Association.

Use of Proceeds from the IPO

All proceeds from its IPO have been used to strengthen the capital base of the Bank.

Tax Deduction and Exemption

The bank's salary expense deductible amount for domestic operations in 2006 approved by the Ministry of Finance and State Administration of Taxation is RMB15,669 million, which is larger than the statutory deductibility limit. Please refer to Note V.10 to the Financial Statements for details.

In January 2007, in light of the Notice of Relating Taxation Issues about the Sponsor Fee by Bank of China Limited to the Games of the XXIX Olympiad by the Ministry of Finance and the State Administration of Taxation (Cai Shui[2006] No.163), the Ministry of Finance and the State Administration of Taxation have given support to the Bank's donation to the Games of the XXIX Olympiad, which mainly includes deduction of the Bank's sponsor fee to the Olympic Games and the business tax exemption in regard to the services rendered to the Beijing Organizing Committee for the Games of the XXIX Olympiad.

Auditors

Please refer to Corporate Governance for details of external auditors. A resolution for the appointment of external auditors will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

XIAO Gang
Chairman

22 March 2007

Report of the Board of Supervisors



I. Meetings of the Board of Supervisors

The Board of Supervisors held six meetings in 2006:

(1) The first meeting (on 23 February) was held by written circulation, examining and approving the Performance Evaluation Measures for Full-time Supervisors Appointed by Shareholders of Bank of China, for submission to the General Meeting of Shareholders for review.

(2) The second meeting (on 27 March) examined and approved the 2005 Financial Report of Bank of China Limited.

(3) The third meeting (on 12 April) examined and approved the Report Delivered by the Board of Supervisors at the 2006 General Meeting of Shareholders, for submission to the General Meeting of Shareholders for review; the meeting also examined and approved the 2005 performance evaluation result of full-time supervisors appointed by shareholders, for submission to the General Meeting of Shareholders for review.

(4) The fourth meeting (on 29 April) examined and approved the Opinions on the Profit Distribution Plan of Bank of China to be Submitted to the 2006 General Meeting of Shareholders (Resumed Session), for submission to the General Meeting of Shareholders.

(5) The fifth meeting (on 29 August) examined and approved the 2006 Interim Report of Bank of China.

(6) The sixth meeting (on 31 October) examined and approved the 2006 Third Quarter Report of Bank of China.

II. Supervision and Inspection Work of the Board of Supervisors

In 2006, pursuant to the PRC Company Law and the Articles of Association of the Bank, the Board of Supervisors diligently discharged its responsibilities by supervising the Board of Directors and Senior Management, with focus on financial supervision and compliance supervision.

Employees of the Office of the Board of Supervisors, headed by each supervisor, exercised supervision and inspection in the Head Office by means of participating in meetings, having access to documents, conducting inquiry and interviews; during the report period. They conducted on-site inspection on financial and other activities of seven departments, including the Accounting Department, Risk Management Department, Credit Administration Department, and Bank Card Center. The Board of Supervisors also assigned staff familiar with the business operation of the Bank to conduct on-site inspection of 16 domestic tier-1 branches and one wholly-owned subsidiary of the Bank, spending 11 days on average for each entity. The inspections covered the completeness and truthfulness of financial reports, truthfulness of the credit quality, compliance of governing measures over provisions for loans, and asset disposal and punishment of its responsible persons held liable, treasury business risk management, and circumstances relating to certain connected transactions.

During the report period, the Board of Supervisors also conducted an "online survey and research" among employees by the Bank's internal e-mail system. The survey covered the Bank's reform, development, management, and lending business, finance and accounting affairs, etc. The Board of Supervisors received a lot of valuable information in the survey, and summarized the content of the survey into a document with more than 40,000 words, which has been delivered to all directors and senior managers for their reference.

III. Independent Opinions of the Board of Supervisors on Relevant Issues of the Bank within the Report Period

(1) Operations according to the law

It was found that, during the report period, the Bank's Board of Directors and Senior Management did not violate the law, regulation or the Bank's Articles of Association, nor did they infringe upon the Bank's interests. The Bank's internal control system was further strengthened and improved during the report period.

(2) Financial position

The financial statements contained in the annual report truly and fairly reflect the Bank's financial position and business performance in the report period.

(3) Use of the capital raised

During the report period, the Bank raised USD11.2 billion and RMB20 billion in domestic and overseas capital market. The use of these funds is consistent with the Bank's undertaking in the prospectus.

(4) Purchase and sale of assets

It was found that there was no purchase or sale of assets of the Bank that might infringe upon the interests of shareholders or cause asset dissipation in the report period.

(5) Affiliated transactions

It was found that there was no unfair connected transactions that might infringe upon the Bank's interests occurred in the report period.

(6) The issue of annual profit largely beyond the forecast

The Board of Supervisors agrees to the reasons given by the Board of Directors in relation to the fact that profits recorded by the Bank in the report period exceeded its forecast by a substantial margin in the report period.

Significant Events



Listing of H Shares and A Shares

The H Shares of the Bank was listed on the Hong Kong Stock Exchange on 1 June 2006. 25,568,590,000 H Shares were issued at the initial public offering. Following the exercise of the over-allotment option on 9 June 2006, a further 3,835,288,000 H Shares were issued. The issuance of H Shares accounted for 11.9% of the total enlarged share capital at an issue price of HKD2.95 per share. With the issuance of the shares, USD11.2 billion was raised.

The Bank conducted a public offer of its A Shares in the domestic market from 19 to 23 June 2006. These shares were issued at RMB3.08 per share and commenced trading on the Shanghai Stock Exchange on 5 July 2006. 6,493,506,000 A Shares were offered, representing 2.56% of the fully diluted share capital. A total of RMB20 billion was raised.




PREV CLOSE

The IPOs of H Shares and A Shares accounted for 14.14% of the total enlarged share capital of the Bank. After the IPOs, the share capital of the Bank increased to RMB253,839,162,009 or 253,839,162,009 shares.

Acquisition and Disposal of Asset

On 15 December 2006, the Bank completed its first post-IPO overseas acquisition with the purchase of Singapore Aircraft Leasing Enterprise Pte. Ltd. ("SALE") for USD965 million after several rounds of international competitive bidding.

The selling shareholders are Singapore Airlines Limited (56.67%[1] held by Temasek Holdings (Private) Limited) (35.5%), WestLB AG (35.5%), Apfarge Investment Pte. Ltd. (an investment

1 As of 30 May 2006, the share volume held by Temasek Holdings (Private) Limited in Singapore Airlines Limited derives from the 05/06 Annual Report of Singapore Airlines Limited.

vehicle of Singapore government's Special Investments Pte. Ltd.) (14.5%), and Seletar Investments Pte. Ltd. (a wholly-owned subsidiary of Temasek Holdings (Private) Limited) (14.5%).

On 31 December 2005, Temasek Holdings (Private) Limited indirectly held 5% shares of the Bank via its wholly owned subsidiary, AFH. Its shareholding proportion declined to 4.805% after the NCSSF completed its investment in the Bank on 13 March 2006. According to the register maintained by the Bank pursuant to Section 336 of the SFO, the shares held by Temasek Holdings (Private) Limited in the Bank accounted for 4.65% of the Bank's total issued share capital on 31 December 2006. According to the opinions of the Bank's domestic and overseas legal advisors, the transaction did not constitute a connected transaction of the Bank.

SALE has been profitable since its establishment in 1993. After-tax profit reached USD4.7 million, USD5.2 million and USD34.7 million respectively in 2004–2006. It is a leading Asia-based aircraft leasing company, with a fleet of modern Airbus and Boeing aircraft, offering services to almost 27 airlines in 20 countries worldwide. The acquisition price represents 1.8 times of SALE's book value in September 2006, determined after taking into account its competitive aircraft orders, purchase price as well as its management teams which is well recognized by the market and its international platform.

Following the acquisition, SALE became the 205th subsidiary of the Group and the first Chinese-owned international aircraft leasing company. The acquisition provides the Bank with a well-established platform to expand into the global leasing business.

Major Contracts and the Performance Thereof

During the report period and except as disclosed, the Bank did not take custody of or sub-contract the operation or lease any material business assets from third parties or allowed its material business assets being subject to such arrangements. No material cash assets of the Bank were entrusted to others for management.

The guarantee business is one of our off-balance sheet items in the ordinary course of business. The Bank operates guarantee business in a prudent manner and adopt credit risk management approach.

During the report period, the Bank or (to the Bank's best knowledge) shareholders holding 5% or more shares in the Bank have not made undertakings that might have significant adverse impact on the operational results and financial position of the Bank.

Related Party Transactions

Please refer to Note V.40 to the Financial Statements for related party transactions during the report period.

Internal Control

Please refer to Management Discussion and Analysis for details.



Material Litigation and Arbitration

During the report period and except as disclosed herein, there were no material litigation and arbitration proceedings that might have significant adverse impact on the operation of the Bank.

The Bank has been involved in certain litigation and arbitration cases in the ordinary course of business. After consulting professional legal firms, the Management considers that these litigation and arbitration cases will not have a significant adverse impact on the operation of the Bank.

Handling of Cases

In 2006, the Bank investigated and dealt with 30 cases of offences relating to breaches of laws and regulations, representing a decrease of 42.31% compared to 52 cases in the previous year. These cases involved a total of RMB806 million, 25.37% less than last year. The Bank recovered RMB391 million, which represents 48.51% of the total amount involved, with the remaining RMB415 million at risk.

The Bank adopts a strict accountability system with regard to cases relating to breaches of laws and regulations. In every case, not only persons directly responsible will be held liable, those that are indirectly involved, such as supervisors in the relevant business unit, and management of the business line at one or even two levels above as well as the key management personnel of the relevant entity, will also be held accountable. Where the case involves more than RMB1 million, the person in charge of the business unit will be held accountable and be allowed to resign or be removed from such position. The occurrence of such an event will have a significant adverse impact on the performance evaluation of the relevant entity. In 2006, a total of 10,413 persons have been held accountable for breach of laws and regulations, of which 97 directors of tier two branches or sub-branches have been removed from their positions or summarily dismissed. 119 of the management personnel directly involved and 114 of those indirectly involved were also held accountable.

Convergence of Enterprise Income Tax and Income Tax on Foreign Invested Enterprises and Foreign Enterprises

On 16 March 2007, the National People's Congress enacted the new PRC Enterprise Income Tax Law. The enterprise income tax rate applicable to the Bank will decline from 33% to 25% taking effect from 2008. The Bank will benefit from the reduction of tax rates prospectively from 2008. Meanwhile, the Bank will adjust the deferred income tax assets according to the new tax rate. Please refer to Note V.43(1) to the Financial Statements for detailed information.

Penalty Imposed on Directors, Supervisors and Senior Management Personnel

During the report period, none of the directors, supervisors or any member of senior management was subject to any investigation or administrative punishment from the CSRC, nor were they publicly reprimanded by any stock exchange.



(RMB million)
Net interest income
21,371
Net fee and commission income
14,323
Other non interest income
Operating income
Operating expenses
Impairment losses
EPS



% growth
20.2%
54.9%
-14.6%
18.6%
14.6%
22.3%
7.5%
23.3%
-11.6%
52.9%
65.2%
28.6%
11

Delivering Growth
and Excellence

Independent Auditor's Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

To the Shareholders of Bank of China Limited
(Incorporated in the People's Republic of China with Limited Liability)

We have audited the accompanying consolidated financial statements of Bank of China Limited (the "Bank") and its subsidiaries (together, the "Group") which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Bank are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PRICEWATERHOUSECOOPERS

OPINION

In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of the Bank and the Group as at 31 December 2006, and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 March 2007

Consolidated Income Statement

For the year ended 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

	Note	2006	2005
Interest income	V.2	**215,334**	167,948
Interest expense	V.2	**(93,963)**	(66,940)
Net interest income		**121,371**	101,008
Fee and commission income	V.3	**17,139**	12,698
Fee and commission expense	V.3	**(2,816)**	(3,451)
Net fee and commission income		**14,323**	9,247
Net trading (losses)/gains	V.4	**(1,544)**	4,283
Net gains/(losses) on investment securities	V.5	**1,132**	(582)
Other operating income	V.6	**13,096**	11,150
Impairment losses on loans and advances	V.17	**(12,342)**	(11,486)
Operating expenses and others	V.7	**(68,731)**	(59,984)
Operating profit		**67,305**	53,636
Share of results of associates and joint ventures	V.21	**632**	175
Profit before income tax		**67,937**	53,811
Income tax expense	V.10	**(19,673)**	(22,253)
Profit for the year		**48,264**	31,558
Attributable to:			
Equity holders of the Bank		**42,830**	25,921
Minority interest		**5,434**	5,637
		48,264	31,558
Earnings per share for profit attributable to the equity holders of the Bank during the year (Expressed in Renminbi per ordinary share)			
— Basic and diluted	V.11	**0.18**	0.14
Dividends	V.36		
Dividends declared and paid during the year		**—**	12,737
Dividends proposed after the balance sheet date		**10,154**	1,375
		10,154	14,112

The accompanying notes form an integral part of these financial statements.

Consolidated Balance Sheet

As at 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

	Note	As at 31 December	
		2006	2005
ASSETS			
Cash and due from banks	V.12	**39,812**	41,082
Balances with central banks	V.13	**379,631**	316,941
Placements with banks and other financial institutions	V.14	**399,138**	332,099
Government certificates of indebtedness for bank notes issued	V.26	**36,626**	35,586
Precious metals		**42,083**	26,974
Trading assets and other financial instruments at fair value through profit or loss	V.15	**115,828**	111,782
Derivative financial instruments	V.16	**24,837**	16,808
Loans and advances to customers, net	V.17	**2,337,726**	2,152,112
Investment securities	V.18		
— available-for-sale		**815,178**	602,221
— held-to-maturity		**461,140**	607,459
— loans and receivables		**500,336**	361,851
Investment in associates and joint ventures	V.21	**5,931**	5,061
Property and equipment	V.22	**86,200**	62,417
Investment property	V.23	**8,221**	8,511
Deferred income tax assets	V.33	**21,396**	20,504
Other assets	V.24	**53,570**	38,640
Total assets		**5,327,653**	4,740,048

The accompanying notes form an integral part of these financial statements.

	Note	As at 31 December	
		2006	2005
LIABILITIES			
Due to banks and other financial institutions		**178,777**	134,217
Due to central banks	V.25	**42,374**	30,055
Bank notes in circulation	V.26	**36,823**	35,731
Certificates of deposit and placements from banks and other financial institutions		**146,908**	212,626
Derivative financial instruments and liabilities at fair value through profit or loss	V.27	**113,048**	91,174
Due to customers	V.28	**4,091,118**	3,699,464
Bonds issued	V.29	**60,173**	60,179
Other borrowings	V.30	**63,398**	52,164
Current tax liabilities		**18,149**	23,459
Retirement benefit obligations	V.31	**7,444**	7,052
Deferred income tax liabilities	V.33	**3,029**	2,136
Other liabilities	V.34	**153,456**	136,272
Total liabilities		**4,914,697**	4,484,529
EQUITY			
Capital and reserves attributable to equity holders of the Bank			
Share capital	V.35	**253,839**	209,427
Capital reserve	V.35	**66,617**	(5,954)
Statutory reserves	V.36	**10,380**	5,987
General and regulatory reserves	V.36	**13,934**	5,109
Undistributed profits	V.36	**38,425**	10,188
Reserve for fair value changes of available-for-sale securities	V.37	**2,009**	1,899
Currency translation differences		**(2,071)**	(237)
Treasury shares	V.35	**(216)**	—
		382,917	226,419
Minority interest		**30,039**	29,100
Total equity		**412,956**	255,519
Total equity and liabilities		**5,327,653**	4,740,048

Approved and authorized for issue by the Board of Directors on 22 March 2007.

Xiao Gang
Director

Li Lihui
Director

The accompanying notes form an integral part of these financial statements.

Balance Sheet

As at 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

	Note	As at 31 December	
		2006	2005
ASSETS			
Cash and due from banks	V.12	**37,842**	38,275
Balances with central banks	V.13	**354,881**	284,373
Placements with banks and other financial institutions	V.14	**303,002**	243,654
Government certificates of indebtedness for bank notes issued	V.26	**1,713**	1,641
Precious metals		**40,542**	25,238
Trading assets and other financial instruments at fair value through profit or loss	V.15	**76,581**	82,082
Derivative financial instruments	V.16	**16,363**	11,329
Loans and advances to customers, net	V.17	**1,971,865**	1,788,742
Investment securities	V.18		
— available-for-sale		**706,739**	542,142
— held-to-maturity		**287,398**	415,143
— loans and receivables		**458,606**	343,910
Investment in subsidiaries	V.20	**45,451**	45,080
Investment in associates and joint ventures	V.21	**21**	45
Property and equipment	V.22	**49,473**	48,061
Investment property	V.23	**620**	461
Deferred income tax assets	V.33	**21,843**	20,389
Other assets	V.24	**30,272**	25,837
Total assets		**4,403,212**	3,916,402

The accompanying notes form an integral part of these financial statements.

	Note	As at 31 December	
		2006	2005
LIABILITIES			
Due to banks and other financial institutions		**164,376**	124,948
Due to central banks	V.25	**42,349**	30,030
Bank notes in circulation	V.26	**1,909**	1,786
Certificates of deposits and placements from banks and other financial institutions		**146,596**	215,923
Derivative financial instruments and liabilities at fair value through profit or loss	V.27	**91,084**	76,323
Due to customers	V.28	**3,358,565**	3,009,187
Bonds issued	V.29	**60,173**	60,179
Other borrowings	V.30	**46,006**	52,164
Current tax liabilities		**16,757**	22,440
Retirement benefit obligations	V.31	**7,444**	7,052
Deferred income tax liabilities	V.33	**32**	23
Other liabilities	V.34	**112,527**	112,534
Total liabilities		**4,047,818**	3,712,589
EQUITY			
Capital and reserves attributable to equity holders of the Bank			
Share capital	V.35	**253,839**	209,427
Capital reserve	V.35	**66,166**	(6,054)
Statutory reserves	V.36	**9,714**	5,465
General and regulatory reserves	V.36	**11,393**	2,618
Undistributed profits/(accumulated losses)	V.36	**14,385**	(8,709)
Reserve for fair value changes of available-for-sale securities	V.37	**(1,038)**	280
Currency translation differences		**935**	786
Total equity		**355,394**	203,813
Total equity and liabilities		**4,403,212**	3,916,402

Approved and authorized for issue by the Board of Directors on 22 March 2007.

Xiao Gang
Director

Li Lihui
Director

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

		Attributable to equity holders of the Bank									
	Note	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Minority interest	Total
At 1 January 2006		209,427	(5,954)	5,987	5,109	10,188	1,899	(237)	—	29,100	255,519
Issue of ordinary shares	V.35	44,412	72,567	—	—	—	—	—	—	—	116,979
Net profit		—	—	—	—	42,830	—	—	—	5,434	48,264
Appropriation to statutory reserves	V.36	—	—	4,393	—	(4,393)	—	—	—	—	—
Appropriation to general reserve and regulatory reserve	V.36	—	—	—	8,828	(8,828)	—	—	—	—	—
Net change in fair value of available-for-sale securities, net of tax	V.37	—	—	—	—	—	110	—	—	33	143
Exercise of subsidiary share options	V.32	—	—	—	—	—	—	—	—	33	33
Purchase of treasury shares	V.35	—	—	—	—	—	—	—	(216)	—	(216)
Dividends	V.36	—	—	—	—	(1,375)	—	—	—	(3,391)	(4,766)
Currency translation differences		—	—	—	—	—	—	(1,834)	—	(1,087)	(2,921)
Others		—	4	—	(3)	3	—	—	—	(83)	(79)
At 31 December 2006		253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956

The accompanying notes form an integral part of these financial statements.

For the year ended 31 December 2005 (Amount in millions of Renminbi, unless otherwise stated)

		Attributable to equity holders of the Bank									
	Note	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Minority interest	Total
At 1 January 2005		186,390	(10,432)	3,140	419	16,547	2,730	1,961	—	27,152	227,907
Issue of ordinary shares	V.35	23,037	3,964	—	—	—	—	—	—	—	27,001
Net profit		—	—	—	—	25,921	—	—	—	5,637	31,558
Appropriation to Statutory reserves	V.36	—	—	2,847	—	(2,847)	—	—	—	—	—
Appropriation to general reserve and regulatory reserve	V.36	—	—	—	4,690	(4,690)	—	—	—	—	—
Net change in fair value of available-for-sale securities, net of tax	V.37	—	—	—	—	—	1,423	—	—	(110)	1,313
Exercise of subsidiary share options	V.32	—	—	—	—	—	—	—	—	17	17
Capital contribution from Huijin	V.35	—	500	—	—	—	—	—	—	—	500
Adoption of equity accounting for investment in associates	V.21; V.36	—	—	—	—	2,194	(2,254)	—	—	—	(60)
Dividends	V.36	—	—	—	—	(26,937)	—	—	—	(2,954)	(29,891)
Currency translation differences		—	—	—	—	—	—	(2,198)	—	(642)	(2,840)
Others		—	14	—	—	—	—	—	—	—	14
At 31 December 2005		209,427	(5,954)	5,987	5,109	10,188	1,899	(237)	—	29,100	255,519

The accompanying notes form an integral part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

	Note	2006	2005
Cash flows from operating activities			
Profit before income tax		**67,937**	53,811
Adjustments:			
Impairment losses on loans and advances		**12,342**	11,486
Reversal of impairment losses on other assets		**(125)**	(457)
Depreciation of property and equipment		**5,209**	5,186
Amortization of intangible assets and other assets		**817**	1,128
Net gains on disposal of property and equipment and other assets		**(569)**	(665)
Net gains on disposal of investments in subsidiaries, associates and joint ventures		**(789)**	(320)
Share of results of associates and joint ventures		**(632)**	(175)
Interest expense arising from bonds issued		**2,840**	2,611
Net changes in operating assets and liabilities:			
Net increase in balances with central banks		**(69,063)**	(41,130)
Net decrease in due from banks and placements with banks and other financial institutions		**5,266**	56,168
Net increase in loans and advances to customers		**(197,956)**	(90,679)
Net increase in investment securities		**(151,786)**	(375,150)
Net (increase)/decrease in other assets		**(13,878)**	1,139
Net increase in due to banks and other financial institutions		**44,560**	22,429
Net increase/(decrease) in due to central banks		**12,319**	(36,683)
Net (decrease)/increase in certificates of deposits and placements from banks and other financial institutions		**(65,718)**	71,539
Net increase in due to customers		**391,654**	361,016
Net increase/(decrease) in other liabilities		**14,514**	(10,274)
Net cash from operating activities		**56,942**	30,980
Income tax paid		**(25,536)**	(17,249)
Net cash inflow from operating activities		**31,406**	13,731

The accompanying notes form an integral part of these financial statements.

	Note	2006	2005
Cash flows from investing activities			
Acquisition of a subsidiary, net of cash acquired	V.42	(5,373)	—
Payment for increase of investments in subsidiaries, associates and joint ventures		(185)	(3,187)
Proceeds from disposal of investments in subsidiaries, associates and joint ventures		1,120	2,264
Proceeds from disposal of property and equipment, intangible assets and other assets		1,732	4,291
Dividends received		320	310
Purchase of property and equipment, intangible assets and other assets		(7,425)	(5,951)
Net cash outflow from investing activities		(9,811)	(2,273)
Net cash inflow before financing activities		21,595	11,458
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		117,423	27,001
Cash received from issuance of subordinated bonds		—	33,930
Proceeds from minority equity holders of a subsidiary upon exercise of subsidiary share options		33	17
Proceeds from minority equity holders of subsidiaries		55	—
Payment of interest on bonds issued		(2,774)	(1,485)
Dividend paid to equity holders of the Bank		(1,375)	(26,937)
Dividend paid to minority interest		(3,391)	(2,954)
Purchases of treasury shares		(216)	—
Payment of share issuance costs		(413)	—
Net cash inflow from financing activities		109,342	29,572
Effect of exchange rate changes on cash and cash equivalents		(8,105)	(10,060)
Net increase in cash and cash equivalents		122,832	30,970
Cash and cash equivalents as at 1 January	V.39	397,112	366,142
Cash and cash equivalents as at 31 December	V.39	519,944	397,112

The accompanying notes form an integral part of these financial statements.

Notes to the Financial Statements

For the year ended 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

I GENERAL INFORMATION AND PRINCIPAL ACTIVITIES

The Bank, formerly known as Bank of China, was founded on 5 February 1912. From its formation until 1949, the Bank performed various functions of a central bank, foreign exchange bank and commercial bank specializing in trade finance. Following the founding of the People's Republic of China (the "PRC") in 1949, the Bank was designated as a specialized foreign exchange bank. Since 1994, the Bank has evolved into a state-owned commercial bank. In accordance with the Master Implementation Plan for the Joint Stock Reform ("Joint Stock Reform Plan") approved by the State Council of the PRC, the Bank was converted into a joint stock commercial bank on 26 August 2004 and its name was changed from Bank of China to Bank of China Limited.

The PRC Government, through Central SAFE Investments Limited ("Huijin"), owned 83.15% of the ordinary shares of the Bank as of 31 December 2005 with the remaining shares owned by strategic investors. During 2006, the Bank issued 8,514,415,652 ordinary shares to the National Council for Social Security Fund ("NCSSF") and 35,897,384,000 ordinary shares through offerings related to listings on the Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") and the Shanghai Stock Exchange. Huijin owned 67.49% of the Bank's outstanding ordinary shares as at 31 December 2006. The Bank remains a state-controlled joint stock commercial bank. See Note V 35.

The Bank is licensed as a financial institution by the China Banking Regulatory Commission (the "CBRC") [No. B10311000H0001] and is registered as a business enterprise with the State Administration of Industry and Commerce of the PRC [No. 1000001000134].

The Group provides a full range of corporate banking, personal banking, treasury operations, investment banking, insurance and related financial services to its customers in the PRC, Hong Kong Special Administrative Region of the PRC ("Hong Kong"), Macau Special Administrative Region of the PRC ("Macau") and other major international financial centers.

The Head Office of the Bank and its branches operating in the PRC are referred to as Domestic Operations. Branches and subsidiaries domiciled outside the PRC, including those located in Hong Kong and Macau, are referred to as Overseas Operations.

The Bank's principal regulator is the CBRC. The Overseas Operations of the Group are subject to the supervision of local regulators.

These financial statements have been approved by the Board of Directors on 22 March 2007.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

1 Basis of presentation

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been applied consistently to all periods presented.

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investment securities, investment property, financial assets and financial liabilities at fair value through profit or loss and derivative financial instruments.

The preparation of the financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note IV.

(1) *Amendments and interpretations to published standards effective in 2006 and relevant to the Group's operations*

- IAS 19 (Amendment), Employee Benefits, was effective for accounting periods beginning on or after 1 January 2006. It introduces the option of an alternative recognition approach for actuarial gains and losses. It imposes additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. The Group does not intend to adopt this option and the effect of this amendment is limited to the format and extent of disclosures presented in the financial statements.

- IAS 21 (Amendment), Net Investment in a Foreign Operation, requires that exchange differences on monetary items forming a part of the net investment in a foreign operation should be reclassified as equity, whether or not the monetary item is denominated in the functional currency of either the reporting entity or the foreign operation. An additional example is included to clarify that sister-company loans can form part of a group's net investment in a foreign operation. This amendment was effective for annual periods beginning on or after 1 January 2006, and had no material effect on the Group's results of operations or financial position.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

1 Basis of presentation (Continued)

(1) *Amendments and interpretations to published standards effective in 2006 and relevant to the Group's operations (Continued)*

- IAS 39 (Amendment), The Fair Value Option, was effective for accounting periods beginning on or after 1 January 2006. This amendment restricts the circumstances under which the fair value option in IAS 39 can be used, as compared to the previously existing provisions of IAS 39. The adoption of this amendment to IAS 39 does not have a material effect on the Group's results of operations or financial position. The Group's use of the fair value option in the past had complied with the more restrictive provisions of the amendment to IAS 39.

- IAS 39 and IFRS 4 (Amendments), Financial Guarantee Contracts, are effective for accounting periods beginning on or after 1 January 2006. These amendments require any new or existing financial guarantee contracts that were previously not accounted for under IFRS 4 to be accounted for under IAS 39. The adoption of these amendments did not have a material impact on the Group's results of operations or financial position. No material amounts of financial guarantees were accounted for under IFRS 4.

(2) *Standards, amendments and interpretations that are not yet effective and have not been adopted early by the Group*

The Group has chosen not to early adopt the following standards, amendments and interpretations to existing standards that were issued but are not yet effective for accounting periods beginning on 1 January 2006:

- IFRS 7, Financial Instruments: Disclosures and IAS 1, Presentation of Financial Statements — Capital Disclosures (Amendment), are effective for annual periods beginning on or after 1 January 2007. IFRS 7 introduces certain new disclosures relating to financial instruments while incorporating many of the requirements presently in IAS 32. IFRS 7 will supersede IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and the disclosure requirements of IAS 32 Financial Instruments: Disclosure and Presentation. The Group has assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the key impact will be more qualitative and quantitative disclosures primarily related to fair value measurement and risk management. The adoption of this standard will have no effect on the Group's results of operations or financial position. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

1 Basis of presentation (Continued)

(2) *Standards, amendments and interpretations that are not yet effective and have not been adopted early by the Group (Continued)*

- IFRS 8, Operating Segments is effective for annual periods beginning on or after 1 January 2009. IFRS 8 supersedes IAS 14, Segment Reporting, under which segments were identified and reported on the basis of a risk and return analysis. Items were reported on the basis of the accounting policies used for external reporting. Under IFRS 8, segments are components of an entity regularly reviewed by an entity's chief operating decision-maker. Items are reported based on internal reporting. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

(3) *Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group*

- IFRIC 8, Scope of IFRS 2 is effective for annual periods beginning on or after 1 May 2006. IFRIC 8 requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of IFRS 2. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

- IFRIC 9, Reassessment of Embedded Derivatives is effective for annual periods beginning on or after 1 June 2006 and requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

- IFRIC 10, Interim Financial Reporting and Impairment is effective for annual periods beginning on or after 1 November 2006 and prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

1 Basis of presentation (Continued)

(3) *Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group (Continued)*

- IFRIC 11, IFRS 2 — Group and Treasury Share Transactions is effective for annual periods beginning on of after 1 March 2007 and clarifies the accounting by a subsidiary when its employees receive shares of its parent as equity-settled or cash-settled transactions. It also addresses the accounting for share-based payment transactions involving two or more entities within one group. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

2 Group accounts

(1) *Consolidation*

(a) *Subsidiaries*

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets (including intangible assets) acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

2 Group accounts (Continued)

(1) *Consolidation (Continued)*

(a) *Subsidiaries (Continued)*

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of impairment of the assets transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Bank's balance sheets, investment in subsidiaries is stated at cost less allowance for impairment losses. The results of subsidiaries are accounted for by the Bank on the basis of dividends received or receivable.

(b) *Transactions with minority interests*

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposal to minority interests results in gains and losses to the Group that is recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(c) *Associates and joint ventures*

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Joint ventures exist where the Group has a contractual arrangement with one or more parties to undertake economic activities which are subject to joint control. These economic activities typically, though not necessarily, are undertaken through separately established entities.

Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates and joint ventures includes goodwill, net of accumulated impairment loss.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

2 Group accounts (Continued)

(1) *Consolidation (Continued)*

(c) *Associates and joint ventures (Continued)*

The Group's share of the post-acquisition profits or losses of associates and joint ventures is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, the Group does not recognize further losses unless the Group has incurred obligations or made payments on behalf of the associate or joint venture.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the associates or joint ventures; unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

In the Bank's balance sheets, the investments in associated companies and joint ventures are stated at cost less allowance for impairment losses. The results of associated companies and joint ventures are accounted for by the Bank on the basis of dividends received or receivable.

(2) *Segment reporting*

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

3 Derivative financial instruments

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and through the use of valuation techniques, including discounted cash flow models and option pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

3 Derivative financial instruments (Continued)

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognizes profits on day one.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried as at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the income statement unless the Group chooses to designate the hybrid contracts at fair value through profit or loss.

While certain derivative transactions are intended to provide effective economic hedges of specific interest rate and foreign exchange risks, they do not qualify for hedge accounting under the specific requirements of IAS 39 and are treated as derivatives held for trading with changes in fair value reported as net trading (losses)/gains. The Group has no derivative positions that are designated as hedging instruments.

4 Foreign currency translation

(1) *Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in RMB, which is the Bank's functional and presentation currency.

(2) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

4 Foreign currency translation (Continued)

(3) *Group companies*

The results and financial position of all the group entities that have a functional currency different from RMB are translated into RMB as follows:

i. assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

ii. income and expenses for each income statement are translated at average exchange rates; and

iii. all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and monetary items that are part of the net investment in foreign entities are recognized in equity. When a foreign entity is sold, these exchange differences are recognized in the income statement, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

5 Interest income and expense

Interest income and expense are recognized in the income statement for all instruments measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the effective interest rate, including transaction costs and all other premiums or discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

6 Fee and commission income

Fees and commissions are recognized on an accrual basis when the related service has been provided.

Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognized as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognized as revenue when the related syndication arrangement has been completed and the Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as that of other participants.

Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are generally recognized on completion of the underlying transaction.

Portfolio and other management advisory and service fees are recognized based on the applicable service contracts, usually on a time-apportionate basis. Fund management fees and custodian service fees are recognized ratably over the period that the service is provided.

7 Financial assets

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments and available-for-sale investments. Management determines the classification of its financial assets at initial recognition.

(1) *Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception.

A financial asset which has been acquired or received principally for the purpose of selling or repurchasing in the near term or is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking, is classified as held-for-trading. All derivatives are also classified as held for trading.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

7 Financial assets (Continued)

(1) *Financial assets at fair value through profit or loss (Continued)*

A financial asset, other than one held for trading, is classified as financial assets at fair value through profit or loss if it meets the criteria set out below and is so designated by management:

- the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial assets or liabilities or recognizing the gains and losses on them on different bases; or

- applies to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and where information about that group of financial instruments is provided internally on that basis to key management personnel; or

- relates to financial instruments containing one or more embedded derivatives that significantly modifies the cash flows resulting from those financial instruments.

These assets are recognized initially at fair value, with transaction costs taken directly to the income statement on the trade date, the date on which the Group commits to purchase or sell the asset, and are subsequently remeasured at fair value.

Gains and losses from changes in the fair value of such assets (excluding interest accruals) are reported in net trading (losses)/gains. The accrual of interest is reported in interest income.

(2) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including balances with central banks, placements with banks and other financial institutions, investment securities classified as loans and receivables and loans and advances to customers. They arise when the Group advances cash directly to a borrower or issuer with no intention of trading the receivables. Loans and advances to customers are recognized when cash is advanced to borrowers. Regular way purchases and sales of loans and receivables are recognized on the trade date. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest rate, less allowances for impairment losses.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

7 Financial assets (Continued)

(2) *Loans and receivables (Continued)*

The Group transfers (or "re-discounts") certain trade bills to banks and other financial institutions. These trade bills are derecognized on transfer when all risks and rewards have been transferred. When the criteria for derecognition have not been met, the related transactions are accounted for as secured borrowings and an obligation is recorded as placements from banks and other financial institutions, as appropriate.

(3) *Held-to-maturity*

Financial assets classified as held-to-maturity are non-derivative financial assets traded in active markets, with fixed or determinable payments and fixed maturities that the Group's management has both the positive intention and the ability to hold to maturity. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available-for-sale investments. They are initially recorded at fair value plus any directly attributable transaction costs on the trade date, the date on which the Group commits to purchase the asset, and are subsequently measured at amortized cost using the effective interest rate, less allowance for impairment losses.

(4) *Available-for-sale*

Financial assets classified as available-for-sale are non-derivatives that are either designated as such or are not classified in any of the other categories. They are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Available-for-sale financial assets are initially recorded at fair value plus any directly attributable transaction costs on the trade date, the date on which the Group commits to purchase the asset and are subsequently re-measured at fair value. Gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognized directly in equity, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity should be recognized in profit or loss. Interest calculated using the effective interest method is recognized in the income statement. Dividends on equity instruments classified as available-for-sale are recognized in the income statement when the Group's right to receive payment is established.

(Amount in millions of Renminbi, unless otherwise stated)

II . SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

7 Financial assets (Continued)

(4) *Available-for-sale (Continued)*

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in amortized cost of the securities and other changes in the carrying amount of the securities. The translation differences on monetary securities are recognized in income statement; translation differences on non-monetary securities are recognized in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in equity.

(5) *Derecognition of financial assets*

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

(6) *Determination of fair value*

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active or the security is unlisted, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

8 Insurance contracts

(1) *Insurance contracts classification, recognition and measurement*

The Group's insurance subsidiaries issue insurance contracts that transfer significant insurance risk. As a general guideline, the Group defines as significant insurance risk the possibility of having to pay benefits on the occurrence of an insured event that are at least 10% more than the benefit payable if the insured event did not occur. The Group issues general insurance contracts, which cover casualty and property insurance risk, and long term business insurance contracts, which insure events associated with human life (for example death, or survival) over a long duration. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

8 Insurance contracts (Continued)

(1) *Insurance contracts classification, recognition and measurement (Continued)*

Premiums on general insurance contracts are recognized as revenue (earned premiums) proportionally over the period of coverage. The portion of premium received on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are recognized before the deduction of commissions.

Claims and loss adjustment expenses are charged to the income statement as incurred based on the estimated liability for compensation owed to contract holders or third parties damaged by the contract holders. They include direct and indirect claims settlement costs and arise from events that have occurred up to the balance sheet date even if they have not yet been reported to the Group.

Premiums on long-term business insurance contracts are recognized as revenue when they become payable by the contract holders. Premiums are recognized before the deduction of commissions. Benefits and claims are recorded as an expense when they are incurred. A liability for contractual benefits that are expected to be incurred in the future is recorded when premiums are recognized. For certain long-term insurance contracts (linked long term insurance contracts) with embedded derivatives linking payments on the contract to units of an investment fund set up by the Group with the consideration received from the contract holders, the liability is adjusted for all changes in the fair value of the underlying assets, and includes a liability for contractual benefits that are expected to be incurred in the future which is recorded when the premiums are recognized.

(2) *Deferred policy acquisition costs ("DAC")*

Commissions and other acquisition costs for general insurance contracts that vary with and are related to securing new contracts and renewing existing contracts are capitalized as DAC, an intangible asset. All other costs are recognized as expenses when incurred. The DAC is subsequently amortized over the terms of the policies as premiums are earned.

(3) *Liability adequacy test*

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities (including unearned premium in the case of general insurance contracts). Any deficiency is immediately charged to the income statement, with a provision established for losses arising from the liability adequacy test.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

9 Sale and repurchase agreements

Securities and bills sold subject to repurchase agreements ("repos") are recorded as investment securities or loans and advances to customers. The counterparty liability is included in Placements from banks and other financial institutions or Due to central banks, as appropriate. Securities and bills purchased under agreements to resell ("reverse repos") are recorded as Placements with banks and other financial institutions, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities lending transactions are generally secured, with collateral taking the form of securities or cash advanced or received. Securities lent to counterparties are retained in the financial statements. Cash collateral advanced or received is recorded as an asset or a liability respectively.

10 Foreclosed assets

Foreclosed assets are accounted as "Assets held for sale" and reported in "Other assets" and the relevant loans are derecognized. The foreclosed assets are measured at lower of carrying amount and net realizable value.

11 Precious metals and precious metals swaps

Precious metals comprise gold, silver and other precious metals. Precious metals that are not related to the Group's precious metals trading activities are carried at cost. Precious metals that are related to the Group's trading activities are initially recognized at cost and subsequently re-measured at their respective market prices at the balance sheet date. Marked-to-market gains or losses on precious metals related to the Group's trading activities are included in Net trading (losses)/gains.

The Group receives all risks and rewards of ownership related to bullion deposited with the Group as bullion deposits, including the right to freely pledge or transfer, and it records the gold bullion received as an asset. A liability to return the amount of gold bullion deposited is also recognized. This obligation is measured at cost unless the Group does not possess sufficient gold bullion to meet the obligation giving rise to the liability. To the extent the liability exceeds the related asset, the open position is marked to market.

Gold bullion and other precious metals sold subject to linked repurchase agreements are not derecognized and the related counter-party liability is recorded as Placements from banks and other financial institutions or Due to central bank, as appropriate.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

12 Impairment of financial assets

(1) *Assets carried at amortized cost*

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;

(iv) it becoming probable that the borrower will enter into bankruptcy or other financial reorganization;

(v) the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

— adverse changes in the payment status of borrowers in the group; or

— national or local economic conditions that correlate with defaults on the assets in the group.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

12 Impairment of financial assets (Continued)

(1) *Assets carried at amortized cost (Continued)*

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant. The Group then performs a collective assessment for all other financial assets that are not individually significant or for which impairment has not yet been identified. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective assessment of impairment, financial assets are grouped on the basis of similar and relevant credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

12 Impairment of financial assets (Continued)

(1) *Assets carried at amortized cost (Continued)*

Estimates of changes in future cash flows for groups of assets should reflect and be directionally consistent with changes in related observable data from period to period. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

When a loan is uncollectable, it is written off against the related allowances for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the allowances for loan impairment in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in the income statement.

(2) *Assets classified as available for sale*

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative losses, measured as the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. With respect to equity instruments, such reversals are made through the available-for-sale reserve within equity.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

13 Intangible assets

(1) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investment in associates and is tested annually for impairment as part of the overall balance. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business acquisition in which the goodwill arose.

(2) *Other intangible assets*

Other intangible assets principally comprise computer software; and options and firm orders for aircraft.

Computer software is stated at cost less accumulated amortization and impairment. These costs are amortized on a straight-line basis over their estimated useful lives with the amortization recognized in the income statement. When the estimated recoverable amount of an intangible asset is lower than its carrying amount, an impairment loss is recognized in the income statement.

Options and firm orders for aircraft which arose from the acquisition of a subsidiary are initially recorded at fair value at the date of acquisition. The value of such options and firm orders, which are not amortized, will be added to the cost of aircraft when the related aircraft are purchased. The value of options is charged to the income statement upon expiry if they are not exercised.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

14 Impairment of investment in subsidiaries and associates and non-financial assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortization, but are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

15 Property and equipment

(1) *Buildings, improvements, equipment and motor vehicles*

Buildings comprise primarily branches and office premises. All buildings, improvements, equipment and motor vehicles are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in an asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives as follows:

Buildings	15–50 years
Improvements	Shorter of economic useful life or remaining lease term
Equipment	3–15 years
Motor vehicles	4–6 years

The residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each balance sheet date.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

15 Property and equipment (Continued)

(1) *Buildings, improvements, equipment and motor vehicles (Continued)*

Buildings, improvements, equipment and motor vehicles are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use.

Gains and losses on disposals are determined by comparing proceeds with carrying amount, relevant taxes and expenses. These are included in the income statement.

(2) *Aircraft*

Aircraft are stated at cost less accumulated depreciation and any impairment loss. The cost of aircraft is stated net of manufacturers' credits. Modifications, improvements and all other costs associated with maintaining the aircraft in a serviceable state are capitalized.

Aircraft are depreciated using the straight-line method over a period of 25 years, being the expected useful life, less the years of their service at the time of purchase to an estimated residual value.

Aircraft are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Gains and losses on disposal of the aircraft are determined by comparing proceeds with carrying amount, relevant taxes and expenses. These are included in the income statement.

(3) *Construction in progress*

Construction in progress consists of assets under construction or being installed and is stated at cost. Cost includes equipment cost, cost of construction, installation and other direct costs. Items classified as construction in progress are transferred to property and equipment when such assets are ready for their intended use, and the depreciation charge commences from the following month after such assets are transferred to property and equipment.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

15 Property and equipment (Continued)

(3) *Construction in progress (Continued)*

Impairment losses are recognized for idle projects with respect to which management has determined that resumption in the foreseeable future is not probable, including those projects that are the subject of litigation. The impairment loss is equal to the extent to which the estimated recoverable amount of a specific project is less than its carrying amount. Impairment losses are charged to the income statement.

16 Investment property

Investment property, principally consisting of office buildings, is held to generate rental income over the long term or earn capital gains or both and is not occupied by the Group. Investment property is carried at fair value, representing open market value determined periodically by independent appraisers. Changes in fair values are recorded in the income statement as part of other operating income.

17 Leases

(1) *Operating lease*

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) which include land use rights with payments that are separately identifiable at inception of the lease are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

Where the Group is the lessor under operating leases, the assets subject to the operating lease are accounted for as property and equipment and investment property. Rental income (net of any incentives given to the lessees) is recognized on a straight-line basis over the lease term.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

17 Leases (Continued)

(2) *Finance lease*

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the present value of the minimum lease payments at the inception of the lease term. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the income statement.

When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivables and the present value of the receivables is recognized as unearned finance income.

Lease income is recognized over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

18 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with an original maturity of less than three months, including: cash, non-restricted balances with central banks, due from banks, placements with banks and other financial institutions, and short-term bills and notes classified as investment securities.

19 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

20 Financial liabilities

Financial liabilities are classified into two categories: financial liabilities at fair value through profit or loss and other financial liabilities. All financial liabilities are classified at inception and recognised initially at fair value.

(1) *Financial liabilities at fair value through profit or loss*

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception.

A financial liability is classified as held for trading if it is incurred principally for the purpose of repurchasing in the short term. It is carried at fair value and any gains and losses from changes in fair value are recognised in the income statement.

A financial liability is typically classified as fair value through profit or loss at inception if it meets the following criteria:

- the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as "an accounting mismatch") that would otherwise arise from measuring the financial assets or financial liabilities or recognising the gains and losses on them on different bases;

- a group of financial assets and/or financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and this is the basis on which information about the financial assets and/or financial liabilities is provided internally to the key management personnel; or

- relates to financial instruments containing one or more embedded derivative that significantly modifies the cash flows resulting from those financial instruments.

Financial liabilities designated as at fair value through profit or loss, including deposits received from customers that are embedded with certain derivatives, are designated as such at inception. Financial liabilities designated at fair value through profit or loss are carried at fair value. Any gains and losses (excluding interest accruals) from changes in fair value are recognised in the income statement and reported in Net trading (losses)/ gains. The accrual of interest is reported in Interest expenses.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

20 Financial liabilities (Continued)

(2) *Other financial liabilities*

Other financial liabilities including borrowings are recognized initially at fair value, net of transaction costs incurred. Other financial liabilities are subsequently stated at amortized cost; any difference between proceeds net of transaction costs and the redemption value is recognized in the income statement over the period of the other financial liabilities using the effective interest method.

If the Group purchases its own debt, it is removed from the consolidated balance sheet, and the difference between the carrying amount of a liability and the consideration paid is included in the income statement.

21 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

22 Employee benefits

(1) *Defined contribution plans*

In accordance with the policies of relevant state and local governments, domestic employees participate in various defined contribution retirement schemes administered by local Labour and Social Security Bureaus. Domestic Operations contribute to pension and insurance schemes administered by the local pension and insurance agencies using applicable contribution rates stipulated in the relevant local regulations. Upon retirement, the local Labour and Social Security Bureaus are responsible for the payment of the basic retirement benefits to the retired employees. In addition to these basic staff pension schemes, domestic employees can also voluntarily participate in a contribution retirement benefit program established by the Bank during 2005 ("the Annuity Plan"). The Bank contributes to the Annuity Plan based on certain percentages of the employees' gross salaries.

All eligible employees in Overseas Operations participate in local defined contribution schemes. Overseas Operations contribute to these defined contribution plans based on certain percentages of the employees' basic salaries.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

22 Employee benefits (Continued)

(1) *Defined contribution plans (Continued)*

Contributions made by the Group to the retirement schemes described above are recorded as an expense in the income statement as accrued. Forfeited contributions by those employees who leave the schemes prior to the full vesting of their contributions are used to reduce the existing level of contributions or retained in the retirement schemes in accordance with the requirements of the respective defined contribution plans. The Group has no further legal obligation to pay additional pensions even if the defined contribution schemes in which the Group's employees participate are not sufficient to fund withdrawals by participants.

(2) *Retirement benefit obligations*

Historically, the Group has paid supplemental retirement benefits to all retired domestic employees and early retirement benefits to those employees who accepted an early retirement arrangement. Supplemental retirement benefits include supplemental pension income payments and medical expense coverage, the amounts of which are calculated based on the difference between the basic benefits received and enhanced benefit levels determined by management from time to time. Early retirement benefits have been paid to those employees who accept voluntary retirement before the normal retirement date, as approved by management. The related benefit payments are made from the date of early retirement through the normal retirement date.

The Group has recorded a liability for its obligation related to supplemental and early retirement obligations to retired and early retired employees. No liability has been recorded related to benefits that current domestic employees may receive in the future, as the Group has not incurred a constructive obligation to pay such benefits. In connection with the implementation of the Joint Stock Reform Plan, management has undertaken a comprehensive re-design of its employee compensation including establishing the Annuity Plan. A number of the elements of this re-design are consistent with and reinforce management's position that the Group has had no obligation to pay supplemental retirement benefits to current domestic employees. These include relevant amendments to the domestic employee policy handbook and a written acknowledgement by domestic employees of a clarification of the Group's obligations only to fund the mandatory payments to state administered defined contribution.

All employees who retired after 1 January 2004 are eligible to make withdrawals from the Annuity Plan fund from 1 January 2006.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

22 Employee benefits (Continued)

(2) *Retirement benefit obligations (Continued)*

The liability related to the supplemental benefit obligation for employees who retired prior to 31 December 2003 and early retirement obligations existing at each year-end with respect to early retired employees, is calculated by the independent actuaries using the projected unit credit method and recorded as a liability under Retirement benefit obligations in the balance sheet. The present value of the liability is determined through estimated future cash outflows using interest rates of RMB treasury bills which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses, changes in actuarial assumptions and amendments to pension plans are charged or credited to the income statement immediately as they occur. Past-service costs are recognized immediately in the income statement.

(3) *Housing funds*

Pursuant to local government regulations, all domestic employees participate in various local housing funds administered by local governments. Domestic Operations contribute on a monthly basis to these funds based on certain percentages of the salaries of the employees. These payments are expensed as incurred.

(4) *Share-based compensation*

(a) *Equity-settled share-based compensation schemes*

The Group operates a number of equity-settled share-based compensation schemes. The fair value of the employee services received in exchange for the grant of the options under these schemes is recognized as an expense over the vesting period, with a corresponding increase in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. The fair value of the equity instruments is measured at grant date, and is not subsequently re-measured. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

22 Employee benefits (Continued)

(4) *Share-based compensation (Continued)*

(b) *Cash-settled share-based compensation scheme*

The Bank also operates a cash-settled, share appreciation rights plan. The related cost of services received from the employees and the liability to pay for such services are measured at fair value and recognized over the vesting period as the employees render services. Fair value is established at the grant date and until the liability is settled, the fair value is re-measured at each reporting date with any changes in fair value recognized in profit or loss for the period. Fair value is determined by using an appropriate valuation model.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the rights granted, excluding the impact of any non-market vesting conditions. Non-market conditions are included in the assumptions about the number of rights that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of rights that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to liability.

(5) *Bonus plans*

The Group recognizes a liability and an expense for bonuses, taking into consideration its business performance and profit attributable to the Bank's equity holders. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

23 Deferred income taxes

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

23 Deferred income taxes (Continued)

The principal temporary differences arise from asset impairment allowances, depreciation of property and equipment, revaluation of certain financial assets and liabilities including derivative contracts, provisions for pension and benefit costs and tax losses carried forward. However, deferred income tax is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognized as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognized as an asset when it is probable that future taxable profits will be available against which these losses can be utilized.

Deferred income tax related to fair value re-measurement of available-for-sale investments which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognized in the income statement together with the deferred gain and loss.

24 Share capital

Ordinary shares are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Consideration received on the issuance of shares in excess of the share cost is reported in the Capital reserve.

(1) *Share issue costs*

Incremental costs directly attributable to the issue of new ordinary shares are shown in equity as a deduction, net of tax, from the proceeds.

(2) *Dividends*

Dividends are recognized as liabilities in the period in which they are approved by the Bank's equity holders.

Dividends for the year that are declared after the balance sheet date are addressed in the subsequent event note to the financial statements.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

24 Share capital (Continued)

(3) *Treasury shares*

Where the Bank or other members of the Group purchase the Bank's ordinary shares, treasury shares are recorded at the amount of consideration paid and deducted from total shareholders' equity until they are cancelled, sold or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

25 Acceptances

Acceptances comprise undertakings by the Group to pay bills of exchange drawn on customers. The Group expects most acceptances to be settled simultaneously with the reimbursement from the customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as Credit commitments in Note V.38 (6).

26 Fiduciary activities

The Group commonly acts as a custodian, trustee or in other fiduciary capacities, that result in its holding or placing of assets on behalf of securities investment funds, social security funds, insurance companies, qualified foreign institutional investors, annuity schemes and other institutions. These assets are excluded from these financial statements, as they are not assets of the Group.

The Group also administers entrusted loans on behalf of third-party lenders. In this regard, the Group grants loans to borrowers, as an intermediary, at the direction of third-party lenders, who fund these loans. The Group has been contracted by these third-party lenders to manage the administration and collection of these loans on their behalf. The third-party lenders determine both the underwriting criteria for and all terms of the entrusted loans, including their purpose, amounts, interest rates, and repayment schedule. The Group charges a commission related to its activities in connection with the entrusted loans, but the risk of loss is borne by the third-party lenders. Entrusted loans are not recognized in the financial statements of the Group.

27 Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

27 Contingent liabilities (Continued)

A contingent liability is not recognized as a provision but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

28 Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities.

Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the initial measurement, less amortization calculated to recognize in the income statement the fee income earned on a straight line basis over the life of the guarantee and the best estimate of the expenditure required to settle any financial obligation arising at the balance sheet date. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of management.

Any increase in the liability relating to guarantees is taken to the income statement under other operating expenses.

29 Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year. These reclassifications do not have any impact to the Group's or the Bank's total assets, total liabilities and total shareholders' equity as at 31 December 2005 and the Group's profit for the year then ended.

III FINANCIAL RISK MANAGEMENT

1 Strategy in using financial instruments

This section presents information about the Group's exposure to and its management and control of risks, in particular the primary risks associated with its use of financial instruments:

— credit risk is the risk of loss resulting from client or counterparty default and arises on credit exposure in all forms, including settlement risk;

— market risk is exposure to observable market variables such as interest rates, exchange rates and equity markets;

— funding and liquidity risk is the risk that the Group is unable to meet its payment obligations when due, or that it is unable, on an ongoing basis, to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.

2 Credit risk

Credit risk is increased when counterparties are concentrated in the same industries or geographical regions. The Group operates in the PRC, Hong Kong and Macau, and other international locations. Each of these has its own unique characteristics in terms of economic development and of its financial markets. Therefore, each area presents different credit risks.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to individual borrowers.

Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and principal repayment obligations and by changing these lending limits where appropriate. Exposure to credit risk is also managed in part by obtaining collateral and guarantees.

The primary purpose of credit-related commitments is to ensure that funds are available to a customer, as required. Guarantees and standby letters of credit, which represent irrevocable assurances that the Group will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans and advances. Guarantee deposits are received by the Group to lessen the credit risks related to certain of these commitments provided by the Group. When received, such deposits are typically established as a certain percentage of the notional amount of a guarantee, standby letter of credit or other credit related commitment. The percentage of such deposits over the related credit commitments is determined by the creditworthiness of the related customer.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Concentrations of operating income, assets, liabilities and off-balance sheet items

The geographical concentrations of the Group's operating income, assets, liabilities, and credit commitments are set forth below:

As at and for the year ended 31 December 2006

Group

	Total operating income	Total assets	Total liabilities	Credit commitments	Capital expenditure
Chinese Mainland[1]	108,510	4,287,692	3,921,219	884,607	5,954
Hong Kong and Macau	37,669	1,084,078	980,389	203,476	1,406
Other overseas locations	2,744	214,766	204,675	61,297	52
Elimination[1]	(545)	(258,883)	(191,586)	(61,558)	—
	148,378	5,327,653	4,914,697	1,087,822	7,412

As at and for the year ended 31 December 2005

Group

	Total operating income	Total assets	Total liabilities	Credit commitments	Capital expenditure
Chinese Mainland[1]	91,396	3,797,520	3,586,428	699,066	5,379
Hong Kong and Macau	30,590	969,872	872,995	182,334	660
Other overseas locations	3,120	186,995	178,855	52,434	67
Elimination[1]	—	(214,339)	(153,749)	(38,072)	—
	125,106	4,740,048	4,484,529	895,762	6,106

(1) Includes investments in subsidiaries and related elimination. These are excluded in the presentation of segment asset disclosure and related elimination in Note V.1.

Total operating income includes net interest income, net fee and commission income, net trading (losses)/gains, net gains on investment securities and other operating income.

(2) Over 90% of the Bank's operating income, assets, liabilities and credit commitments are attributable to the Chinese Mainland segment and therefore no geographical analysis is presented for the Bank.

III FINANCIAL RISK MANAGEMENT (Continued)

3 Concentrations of operating income, assets, liabilities and off-balance sheet items (Continued)

Geographical concentrations of risk for loans and advances to customers (gross) are as follows:

Group

	As at 31 December			
	2006	%	2005	%
Chinese Mainland	**1,990,400**	**82**	1,800,142	81
Hong Kong and Macau	**379,532**	**16**	379,071	17
Other overseas locations	**62,087**	**2**	56,052	2
Gross amounts of loans and advances before allowance for impairment losses	**2,432,019**	**100**	2,235,265	100

Bank

	As at 31 December			
	2006	%	2005	%
Chinese Mainland	**1,990,400**	**96**	1,800,142	96
Hong Kong and Macau	**15,149**	**1**	14,866	1
Other overseas locations	**59,278**	**3**	53,315	3
Gross amounts of loans and advances before allowance for impairment losses	**2,064,827**	**100**	1,868,323	100

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Concentrations of operating income, assets, liabilities and off-balance sheet items (Continued)

The economic sector concentration of risk for loans and advances to customers (gross) based on the Group's classification system are as follows:

Group

	As at 31 December			
	2006		2005	
		%		%
Chinese Mainland				
Corporate loans				
Manufacturing	556,032	23	491,117	22
Commerce and services	257,853	11	255,460	12
Energy, mineral and agriculture	240,314	10	210,281	10
Transportation and logistics	182,398	8	165,396	8
Real estate	113,589	5	96,390	4
Public utilities	105,933	4	91,924	4
Financial services	53,333	2	77,237	3
Construction	34,676	1	30,089	1
Others	2,692	—	2,290	—
Corporate loan total	1,546,820	64	1,420,184	64
Personal loans				
Mortgage loans	337,834	14	286,829	13
Credit card advances	2,876	—	1,929	—
Others	102,870	4	91,200	4
Personal loan total	443,580	18	379,958	17
Total for Chinese Mainland	1,990,400	82	1,800,142	81

III FINANCIAL RISK MANAGEMENT (Continued)

3 Concentrations of operating income, assets, liabilities and off-balance sheet items (Continued)

Group (Continued)

	As at 31 December			
	2006		2005	
		%		%
Hong Kong and Macau				
Corporate loans				
Real estate	**94,391**	**4**	86,419	3
Manufacturing	**35,853**	**1**	34,285	2
Commerce and services	**33,443**	**1**	35,137	2
Transportation and logistics	**24,481**	**1**	21,783	1
Energy, mineral and agriculture	**12,256**	**1**	12,429	1
Financial services	**12,107**	**1**	14,367	1
Construction	**4,053**	**—**	4,874	—
Others	**25,328**	**1**	27,613	1
Corporate loan total	**241,912**	**10**	236,907	11
Personal loans				
Mortgage loans	**117,972**	**5**	125,514	6
Credit card advances	**5,516**	**—**	4,856	—
Others	**14,132**	**1**	11,794	—
Personal loan total	**137,620**	**6**	142,164	6
Total for Hong Kong and Macau	**379,532**	**16**	379,071	17
Other overseas locations	**62,087**	**2**	56,052	2
Gross amounts of loans and advances before allowance for impairment losses	**2,432,019**	**100**	2,235,265	100

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Concentrations of operating income, assets, liabilities and off-balance sheet items (Continued)

Bank

	As at 31 December			
	2006		2005	
		%		%
Corporate loans				
Manufacturing	568,398	27	498,363	26
Commerce and services	268,522	13	267,967	14
Energy, mineral and agriculture	248,865	12	218,777	12
Transportation and logistics	188,606	9	173,003	9
Real estate	127,287	6	105,794	6
Public utilities	106,141	5	91,924	5
Financial services	60,969	3	82,566	4
Construction	34,866	2	31,203	2
Others	12,398	1	14,336	1
Corporate loan total	1,616,052	78	1,483,933	79
Personal loans				
Mortgage loans	341,576	17	290,342	16
Credit card advances	2,942	—	1,929	—
Others	104,257	5	92,119	5
Personal loan total	448,775	22	384,390	21
Gross amounts of loans and advances before allowance for impairment losses	2,064,827	100	1,868,323	100

Over 90% of the Bank's gross balances of loans and advances are attributable to the Chinese Mainland segment and therefore no geographical segment analysis is presented.

III FINANCIAL RISK MANAGEMENT (Continued)

3 Concentrations of operating income, assets, liabilities and off-balance sheet items (Continued)

Gross loans and advances to customers analyzed by customer type:

Group

	As at 31 December	
	2006	2005
Chinese Mainland		
Corporate entities	**1,331,824**	1,224,873
Individuals	**443,580**	379,958
Trade bills	**214,996**	195,311
	1,990,400	1,800,142
Hong Kong, Macau and other overseas		
Corporate entities	**267,837**	262,363
Individuals	**139,164**	143,045
Trade bills	**34,618**	29,715
	441,619	435,123
Gross amounts of loans and advances before allowance for impairment losses	**2,432,019**	2,235,265

Bank

	As at 31 December	
	2006	2005
Chinese Mainland		
Corporate entities	**1,331,824**	1,224,873
Individuals	**443,580**	379,958
Trade bills	**214,996**	195,311
	1,990,400	1,800,142
Hong Kong, Macau and other overseas		
Corporate entities	**54,351**	53,893
Individuals	**5,195**	4,432
Trade bills	**14,881**	9,856
	74,427	68,181
Gross amounts of loans and advances before allowance for impairment losses	**2,064,827**	1,868,323

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market risk

The Group takes on exposure to market risks. Market risk is the risk of potential loss to earnings or cash flows that may result from the Group's on and off-balance-sheet positions as a result of adverse changes in market prices (such as interest rates, exchange rates, equity prices and commodity prices). The principal types of market risk for the Group are interest rate risk and exchange rate risk. The Group controls its market risk with risk limits approved by the Board of Directors in respect of its trading and banking book (including investment book). Market risk in its trading book is monitored and controlled by establishing an overall Value at Risk limit and stop loss limits. Based on the different characteristics of specific products, the qualifications of the dealers and position amounts, stop loss limits are established for each trading desk and each dealer. On each trading day, the position and profit or loss of trading desks are monitored to identify transactions that are in excess of authorized limits. The market risk in its investment book is controlled and managed at both portfolio and product levels by establishing different types of limits including duration, concentration, Value at Risk limit, present value of a basis point change in interest rates and stress tests limit.

The management of the specific market risks is summarized below in Note III.5 and Note III.6.

5 Currency risk

The Group conducts the majority of its business in RMB, with certain transactions denominated in USD, Hong Kong dollars ("HKD") and, to a much lesser extent, other currencies. The exchange rates of the RMB to the USD and HKD respectively are set by the People's Bank of China ("PBOC") and have fluctuated in the last decade within a narrow band of less than 1% prior to July 2005. On 21 July 2005, the PRC Government introduced a managed floating exchange rate system to allow the value of the RMB to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the RMB appreciated by approximately 2% against the USD. The PRC Government in the future may make further adjustments to the exchange rate system.

III FINANCIAL RISK MANAGEMENT (Continued)

5 Currency risk (Continued)

The Group's net foreign currency positions as at 31 December 2006 and 31 December 2005 are analyzed below:

	Foreign Currency Position			
	As at 31 December 2006		As at 31 December 2005	
	RMB billion	USD billion equivalent*	RMB billion	USD billion equivalent*
Net on-balance sheet foreign currency position of the Group	669	86	485	60
Less: Net off-balance sheet foreign currency position of the Group	(433)	(55)	(171)	(21)
Net foreign currency position of the Group	236	31	314	39
Less: Foreign currency denominated net investments in foreign operations (ii)	(114)	(15)	(106)	(13)
Net position (excluding structural position in foreign operations)	122	16	208	26

The key movements of the Group's net foreign currency position during 2006 are analyzed as follows:

	Foreign Currency Position			
USD billion equivalent*	Net on-balance sheet position	Net off-balance sheet position	Net investments in foreign operations (ii)	Net position
Opening position as at 1 January 2006	60	(21)	(13)	26
— Proceeds from a global offering	11	—	—	11
— Spot transactions to reduce foreign currency position (i)	(26)	—	—	(26)
— Funding swap transactions (i)	42	(42)	—	—
— Funding swap transactions expired	(4)	4	—	—
— Others	3	4	(2)	5
Closing position as at 31 December 2006	86	(55)	(15)	16

* The Group's foreign currency position expressed in USD equivalent in the above tables comprises all net foreign currency exposures as of 31 December 2006 and 2005 based on the respective year-end closing foreign exchange rates of each currency with the USD.



(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Currency risk (Continued)

(i) The Group endeavors to manage its sources and uses of foreign currencies to minimize potential mismatches in accordance with management directives. However, the Group's ability to manage its foreign currency positions in relation to the RMB is limited as RMB is not a freely convertible currency. The PRC government's current foreign currency regulations require the conversion of foreign currency to be approved by relevant PRC government authorities. The Bank has significant foreign currency positions, which arose largely through foreign currency capital contributions from the equity holders and its foreign currency operations.

In 2005, the Bank entered into a foreign currency option agreement with Huijin ("Huijin option"), having a notional amount of USD18 billion, to economically hedge a portion of its net foreign currency position (see Note V.16(2)).

During the year ended 31 December 2006, the Bank has entered into certain foreign exchange spot transactions, having an aggregate notional amount of USD26.3 billion (2005: Nil), to further reduce its net foreign currency position.

During the year ended 31 December 2006, the Bank has also entered into a series of USD/RMB funding swaps, having an aggregate notional amount of USD41.5 billion (2005: USD4.2 billion), with maturities of either 1 year or 3 years to benefit from the interest differentials between USD and RMB. These USD/RMB funding swaps have no impact on the Group's net foreign currency position. As at 31 December 2006, the outstanding notional amount of these transactions amounted to USD41.5 billion (2005: USD4.2 billion) and the fair value of these outstanding positions as at 31 December 2006 amounted to RMB2.2 billion (2005: RMB0.01 billion). See Note V.16(1).

Subsequent to the balance sheet date and up to the date of this report, the Bank has exercised three tranches of the Huijin option and sold USD4.5 billion to Huijin for RMB at the exchange rate as agreed in the foreign currency option agreement. In addition, the Bank has entered into foreign exchange spot transactions of USD6.8 billion to further reduce its net foreign currency position after the balance sheet date (Note V.43).

Concurrently, the Bank entered into Cross Currency Interest Rate Swap contracts ("CIRS") with a notional amount of USD11.3 billion after the balance sheet date. Under the CIRS, the Bank swapped in USD with RMB at the applicable spot rates and agreed to settle the USD in exchange for RMB after one year. Interest is exchanged on a quarterly basis over the life of the CIRS based on market rates (Note V.43).

III FINANCIAL RISK MANAGEMENT (Continued)

5 Currency risk (Continued)

(ii) The Group's net investments in foreign operations represent the net assets/liabilities of overseas subsidiaries, branches or associated undertakings, the functional currencies of which are currencies other than RMB. The results of operations and financial position of these operations are translated into RMB, for reporting purposes with all exchange differences arising from the translation recognized under the "Currency translation differences" as a separate component of equity. These exchange differences therefore do not impact the consolidated profit or loss of the Group.

The following table illustrates the potential impact to the income statement for a 1 per cent fluctuation in the foreign currency exchange rates against RMB based on the net position of the Group excluding the net structural position in foreign operations as set forth above:

	31 December 2006 **Profit/(loss)**	31 December 2005 Profit/(loss)
1% appreciation/depreciation in foreign currency exchange rates relative to the RMB	**+/- 1,220**	+/- 2,080

The above sensitivity analysis in response to potential movements in the foreign currency exchange rates against RMB is for illustrative purposes and only represents simple scenarios applied to the Bank's net outstanding foreign currency position as at the respective date. Such analysis does not take into account the correlation effect of changes in different foreign currencies, any further actions that may have been or could be taken by management after the balance sheet date, subject to the approval by the PRC government, to mitigate the effect of exchange differences, nor for any consequential changes in the foreign currency positions.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Currency risk (Continued)

The table below summarizes the Group's exposure to foreign currency exchange rate risk as at 31 December 2006 and 2005. Included in the table are the carrying amounts of the assets and liabilities of the Group and the Bank along with off-balance sheet positions and credit commitments in RMB equivalent, categorized by the original currency. Option products are included in net off-balance sheet position using notional amounts.

Group

	As at 31 December 2006							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	20,313	9,174	4,478	2,020	1,691	658	1,478	39,812
Balances with central banks	349,839	19,556	2,322	425	4,865	—	2,624	379,631
Placements with banks and other financial institutions	50,136	185,382	111,652	20,085	8,346	6,984	16,553	399,138
Government certificates of indebtedness for bank notes issued	—	—	34,913	—	—	—	1,713	36,626
Precious metals	—	—	1,541	—	—	—	40,542	42,083
Trading assets and other financial instruments at fair value through profit or loss	34,273	38,772	23,677	8,688	6,491	80	3,847	115,828
Derivative financial instruments	7,418	9,161	7,694	150	88	174	152	24,837
Loans and advances to customers, net	1,614,521	329,663	316,546	33,913	21,422	4,468	17,193	2,337,726
Investment securities								
— available-for-sale	313,323	398,383	45,325	31,962	10,684	2,870	12,631	815,178
— held-to-maturity	180,914	192,383	63,521	6,325	—	1,794	16,203	461,140
— loans and receivables	350,159	76,235	43,609	—	13,520	1,065	15,748	500,336
Investments in associates and joint ventures	2,461	762	2,708	—	—	—	—	5,931
Property and equipment	47,346	22,538	12,864	134	1,064	511	1,743	86,200
Investment property	—	—	7,601	—	—	—	620	8,221
Deferred income tax assets	21,200	4	73	—	37	—	82	21,396
Other assets	14,343	21,303	13,987	1,252	307	227	2,151	53,570
Total assets	3,006,246	1,303,316	692,511	104,954	68,515	18,831	133,280	5,327,653

III FINANCIAL RISK MANAGEMENT (Continued)

5 Currency risk (Continued)

Group

	As at 31 December 2006							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	99,311	27,643	5,044	2,542	8,322	270	35,645	178,777
Due to central banks	—	36,598	5,776	—	—	—	—	42,374
Bank notes in circulation	—	—	34,914	—	—	—	1,909	36,823
Certificates of deposits and placements from banks and other financial institutions	78,497	59,308	5,037	2,397	120	147	1,402	146,908
Derivative financial instruments and liabilities at fair value through profit or loss	9,688	73,876	28,083	282	78	762	279	113,048
Due to customers	2,902,584	420,197	572,423	42,529	44,032	23,210	86,143	4,091,118
Bonds issued	60,000	173	—	—	—	—	—	60,173
Other borrowings	—	40,014	—	15,247	3,984	786	3,367	63,398
Current tax liabilities	16,072	223	1,269	13	13	3	556	18,149
Retirement benefit obligations	7,444	—	—	—	—	—	—	7,444
Deferred income tax liabilities	—	806	2,178	—	—	—	45	3,029
Other liabilities	88,800	25,753	33,339	2,190	968	556	1,850	153,456
Total liabilities	3,262,396	684,591	688,063	65,200	57,517	25,734	131,196	4,914,697
Net on-balance sheet position	(256,150)	618,725	4,448	39,754	10,998	(6,903)	2,084	412,956
Net off-balance sheet position	439,850	(468,346)	79,804	(37,825)	(13,762)	7,222	156	7,099
Credit commitments	505,383	345,814	152,091	51,404	16,424	4,440	12,266	1,087,822

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Currency risk (Continued)

Bank

	As at 31 December 2006							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	19,674	8,757	3,952	1,932	1,604	615	1,308	37,842
Balances with central banks	326,117	19,389	2,269	425	4,865	—	1,816	354,881
Placements with banks and other financial institutions	50,932	173,541	29,164	22,310	8,408	6,360	12,287	303,002
Government certificates of indebtedness for bank notes issued	—	—	—	—	—	—	1,713	1,713
Precious metals	—	—	—	—	—	—	40,542	40,542
Trading assets and other financial instruments at fair value through profit or loss	31,497	30,533	—	6,437	6,324	—	1,790	76,581
Derivative financial instruments	7,418	8,391	61	126	88	169	110	16,363
Loans and advances to customers, net	1,609,963	274,178	22,619	31,003	19,735	3,476	10,891	1,971,865
Investment securities								
— available-for-sale	312,925	336,857	12,343	27,613	10,684	750	5,567	706,739
— held-to-maturity	180,914	92,451	10,915	2,540	—	13	565	287,398
— loans and receivables	350,159	73,668	10,546	—	13,520	761	9,952	458,606
Investments in subsidiaries	—	1,413	43,155	45	—	—	838	45,451
Investments in associates and joint ventures	—	10	—	—	—	—	11	21
Property and equipment	46,668	215	—	134	1,064	511	881	49,473
Investment property	—	—	—	—	—	—	620	620
Deferred income tax assets	21,742	4	—	—	37	—	60	21,843
Other assets	14,044	12,803	1,280	1,062	302	115	666	30,272
Total assets	2,972,053	1,032,210	136,304	93,627	66,631	12,770	89,617	4,403,212

III FINANCIAL RISK MANAGEMENT (Continued)

5 Currency risk (Continued)

Bank

	As at 31 December 2006							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	84,378	29,206	3,960	2,412	8,460	320	35,640	164,376
Due to central banks	—	36,573	5,776	—	—	—	—	42,349
Bank notes in circulation	—	—	—	—	—	—	1,909	1,909
Certificates of deposits and placements from banks and other financial institutions	78,156	57,015	7,102	3,163	142	147	871	146,596
Derivative financial instruments and liabilities at fair value through profit or loss	9,688	66,257	13,913	243	78	753	152	91,084
Due to customers	2,891,429	268,327	69,661	36,405	40,242	11,075	41,426	3,358,565
Bonds issued	60,000	173	—	—	—	—	—	60,173
Other borrowings	—	24,000	—	15,247	3,984	786	1,989	46,006
Current tax liabilities	16,058	223	—	9	13	3	451	16,757
Retirement benefit obligations	7,444	—	—	—	—	—	—	7,444
Deferred income tax liabilities	—	20	—	—	—	—	12	32
Other liabilities	87,583	17,979	2,467	1,986	879	418	1,215	112,527
Total liabilities	3,234,736	499,773	102,879	59,465	53,798	13,502	83,665	4,047,818
Net on-balance sheet position	(262,683)	532,437	33,425	34,162	12,833	(732)	5,952	355,394
Net off-balance sheet position	439,686	(407,017)	22,467	(32,369)	(15,426)	1,170	(4,795)	3,716
Credit commitments	502,965	310,418	11,297	48,725	15,890	4,323	8,610	902,228

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Currency risk (Continued)

Group

	As at 31 December 2005							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	17,632	12,507	5,016	1,688	1,422	540	2,277	41,082
Balances with central banks	274,107	13,503	10,655	852	15,826	—	1,998	316,941
Placements with banks and other financial institutions	71,563	124,632	95,603	13,023	474	5,573	21,231	332,099
Government certificates of indebtedness for bank notes issued	—	—	33,945	—	—	—	1,641	35,586
Precious metals	—	—	1,736	—	—	—	25,238	26,974
Trading assets and other financial instruments at fair value through profit or loss	29,051	41,333	15,592	12,061	8,260	143	5,342	111,782
Derivative financial instruments	—	11,493	4,552	149	548	57	9	16,808
Loans and advances to customers, net	1,411,382	346,718	315,727	34,443	24,866	4,192	14,784	2,152,112
Investment securities								
— available-for-sale	230,512	284,807	29,829	28,884	13,891	5,128	9,170	602,221
— held-to-maturity	271,612	232,005	78,267	7,376	921	1,777	15,501	607,459
— loans and receivables	305,762	8,230	31,166	1,723	—	—	14,970	361,851
Investments in associates and joint ventures	4,547	31	483	—	—	—	—	5,061
Property and equipment	46,004	289	12,850	135	1,121	480	1,538	62,417
Investment property	—	—	8,040	—	—	—	471	8,511
Deferred income tax assets	20,177	24	86	—	30	—	187	20,504
Other assets	14,520	11,251	9,757	1,025	618	247	1,222	38,640
Total assets	2,696,869	1,086,823	653,304	101,359	67,977	18,137	115,579	4,740,048

III FINANCIAL RISK MANAGEMENT (Continued)

5 Currency risk (Continued)

Group

	As at 31 December 2005							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	67,518	22,498	8,351	2,319	7,571	236	25,724	134,217
Due to central banks	1,084	24,162	4,650	29	—	32	98	30,055
Bank notes in circulation	—	—	33,945	—	—	—	1,786	35,731
Certificates of deposits and placements from banks and other financial institutions	142,106	55,077	8,065	2,081	3,968	278	1,051	212,626
Derivative financial instruments and liabilities at fair value through profit or loss	—	70,625	19,552	420	384	117	76	91,174
Due to customers	2,531,878	438,881	527,118	46,854	37,565	26,634	90,534	3,699,464
Bonds issued	60,000	179	—	—	—	—	—	60,179
Other borrowings	—	28,370	—	16,251	4,665	1,092	1,786	52,164
Current tax liabilities	21,728	191	946	15	—	10	569	23,459
Retirement benefit obligations	7,052	—	—	—	—	—	—	7,052
Deferred income tax liabilities	—	—	2,114	—	—	—	22	2,136
Other liabilities	95,714	17,028	19,571	1,510	1,139	518	792	136,272
Total liabilities	2,927,080	657,011	624,312	69,479	55,292	28,917	122,438	4,484,529
Net on-balance sheet position	(230,211)	429,812	28,992	31,880	12,685	(10,780)	(6,859)	255,519
Net off-balance sheet position	173,666	(229,776)	73,943	(29,586)	(16,344)	15,331	15,197	2,431
Credit commitments	394,938	295,280	137,425	30,874	21,185	2,049	14,011	895,762

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Currency risk (Continued)

Bank

	As at 31 December 2005							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	17,167	9,617	6,046	1,593	1,256	489	2,107	38,275
Balances with central banks	251,430	13,415	1,787	852	15,826	—	1,063	284,373
Placements with banks and other financial institutions	72,014	101,144	34,644	14,326	3,909	2,497	15,120	243,654
Government certificates of indebtedness for bank notes issued	—	—	—	—	—	—	1,641	1,641
Precious metals	—	—	—	—	—	—	25,238	25,238
Trading assets and other financial instruments at fair value through profit or loss	28,069	33,978	—	9,881	8,260	71	1,823	82,082
Derivative financial instruments	—	10,449	156	118	540	57	9	11,329
Loans and advances to customers, net	1,409,349	295,757	19,143	30,114	22,347	3,346	8,686	1,788,742
Investment securities								
— available-for-sale	230,361	255,249	6,740	26,286	13,891	4,089	5,526	542,142
— held-to-maturity	271,612	125,084	13,268	3,125	670	452	932	415,143
— loans and receivables	305,762	6,428	20,994	1,723	—	—	9,003	343,910
Investments in subsidiaries	17	404	42,762	45	—	—	1,852	45,080
Investments in associates and joint ventures	—	1	—	—	—	—	44	45
Property and equipment	44,991	288	—	135	1,121	480	1,046	48,061
Investment property	—	—	—	—	—	—	461	461
Deferred income tax assets	20,177	24	—	—	30	—	158	20,389
Other assets	14,649	8,132	850	855	289	101	961	25,837
Total assets	2,665,598	859,970	146,390	89,053	68,139	11,582	75,670	3,916,402

III FINANCIAL RISK MANAGEMENT (Continued)

5 Currency risk (Continued)

Bank

	As at 31 December 2005							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	54,790	24,790	9,149	2,159	7,979	304	25,777	124,948
Due to central banks	1,084	24,137	4,650	29	—	32	98	30,030
Bank notes in circulation	—	—	—	—	—	—	1,786	1,786
Certificates of deposits and placements from banks and other financial institutions	141,669	52,839	14,013	2,310	3,958	548	586	215,923
Derivative financial instruments and liabilities at fair value through profit or loss	—	67,509	7,828	418	382	117	69	76,323
Due to customers	2,522,232	295,557	68,398	39,533	34,625	12,568	36,274	3,009,187
Bonds issued	60,000	179	—	—	—	—	—	60,179
Other borrowings	—	28,370	—	16,251	4,665	1,092	1,786	52,164
Current tax liabilities	21,723	191	1	13	—	10	502	22,440
Retirement benefit obligations	7,052	—	—	—	—	—	—	7,052
Deferred income tax liabilities	—	—	—	—	—	—	23	23
Other liabilities	94,645	12,913	1,543	1,336	784	338	975	112,534
Total liabilities	2,903,195	506,485	105,582	62,049	52,393	15,009	67,876	3,712,589
Net on-balance sheet position	(237,597)	353,485	40,808	27,004	15,746	(3,427)	7,794	203,813
Net off-balance sheet position	173,671	(163,490)	28,235	(24,826)	(19,716)	7,902	(1,654)	122
Credit commitments	393,498	263,040	5,588	28,823	20,340	1,997	10,678	723,964

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk

The Group takes on exposure to the effects of changes in the prevailing level of market interest rates on its financial position and cash flows. Interest margins may increase as a result of such changes but may reduce or create losses in the event that unexpected movements arise. Currently, interest rates for RMB loans and deposits in the PRC are set by the PBOC. The PBOC establishes RMB benchmark interest rates, which create a floor for RMB loan rates and a cap for RMB deposit rates. The Group's Domestic Operations are subject to an interest rate scheme regulated by the PBOC. It is normal practice for the interest rates of both interest-bearing assets and liabilities to move in tandem, although the timing of such movements may not be synchronized. This significantly mitigates the exposure of the Group to RMB interest rate risk. However, there is no guarantee that the PBOC will continue this practice in future.

The Group is proactive in managing its exposure to foreign currency interest rates. It monitors changes in foreign currency interest rates closely. In order to control its foreign currency interest rate risk exposure, the Group will adjust foreign currency interest levels on loans and deposits where necessary. It may also use financial instruments as economic hedges against this exposure.

The tables below summarize the Group's exposure to interest rates, showing the carrying amounts of the assets and liabilities of the Group and the Bank, categorized by the earlier of contractual re-pricing or maturity dates at the carrying amounts.

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk (Continued)

Group

	As at 31 December 2006						
	Less than 1 month	Between 1 to 3 months	Between 4 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Assets							
Cash and due from banks	7,724	—	—	—	—	32,088	39,812
Balances with central banks	352,873	—	—	—	—	26,758	379,631
Placements with banks and other financial institutions	265,023	106,212	27,783	120	—	—	399,138
Government certificates of indebtedness for bank notes issued	—	—	—	—	—	36,626	36,626
Precious metals	—	—	—	—	—	42,083	42,083
Trading assets and other financial instruments at fair value through profit or loss	8,409	17,950	17,787	35,507	29,405	6,770	115,828
Derivative financial instruments	—	—	—	—	—	24,837	24,837
Loans and advances to customers, net	766,022	391,764	1,128,407	26,320	18,942	6,271	2,337,726
Investment securities							
— available-for-sale	119,182	86,881	143,113	249,999	208,133	7,870	815,178
— held-to-maturity	56,479	93,807	116,519	121,376	72,959	—	461,140
— loans and receivables	52,744	62,973	92,151	249,868	42,600	—	500,336
Investments in associates and joint ventures	—	—	—	—	—	5,931	5,931
Property and equipment	—	—	—	—	—	86,200	86,200
Investment property	—	—	—	—	—	8,221	8,221
Deferred income tax assets	—	—	—	—	—	21,396	21,396
Other assets	193	—	—	—	—	53,377	53,570
Total assets	1,628,649	759,587	1,525,760	683,190	372,039	358,428	5,327,653

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk (Continued)

Group

	As at 31 December 2006						
	Less than 1 month	Between 1 to 3 months	Between 4 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Liabilities							
Due to banks and other financial institutions	142,042	260	991	—	—	35,484	178,777
Due to central banks	15,497	5,077	21,757	—	—	43	42,374
Bank notes in circulation	—	—	—	—	—	36,823	36,823
Certificates of deposits and placements from banks and other financial institutions	82,335	39,415	15,636	8,939	—	583	146,908
Derivative financial instruments and liabilities at fair value through profit or loss	27,010	22,408	34,485	3,303	6,772	19,070	113,048
Due to customers	2,484,610	453,841	842,988	268,310	428	40,941	4,091,118
Bonds issued	—	9,000	—	42,000	9,173	—	60,173
Other borrowings	4,466	8,792	18,400	13,618	14,372	3,750	63,398
Current tax liabilities	—	—	—	—	—	18,149	18,149
Retirement benefit obligations	—	—	—	—	—	7,444	7,444
Deferred income tax liabilities	—	—	—	—	—	3,029	3,029
Other liabilities	—	—	—	—	—	153,456	153,456
Total liabilities	2,755,960	538,793	934,257	336,170	30,745	318,772	4,914,697
Total interest sensitivity gap	(1,127,311)	220,794	591,503	347,020	341,294	39,656	412,956

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk (Continued)

Bank

	As at 31 December 2006						
	Less than 1 month	Between 1 to 3 months	Between 4 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Assets							
Cash and due from banks	10,155	—	—	—	—	27,687	37,842
Balances with central banks	328,444	—	—	—	—	26,437	354,881
Placements with banks and other financial institutions	215,369	59,793	27,720	120	—	—	303,002
Government certificates of indebtedness for bank notes issued	—	—	—	—	—	1,713	1,713
Precious metals	—	—	—	—	—	40,542	40,542
Trading assets and other financial instruments at fair value through profit or loss	3,734	12,013	15,037	30,675	15,122	—	76,581
Derivative financial instruments	—	—	—	—	—	16,363	16,363
Loans and advances to customers, net	459,068	358,013	1,116,522	19,922	14,754	3,586	1,971,865
Investment securities							
— available-for-sale	113,450	71,593	137,711	222,824	160,448	713	706,739
— held-to-maturity	29,676	52,625	83,130	77,475	44,492	—	287,398
— loans and receivables	48,966	48,310	68,861	249,869	42,600	—	458,606
Investments in subsidiaries	—	—	—	—	—	45,451	45,451
Investments in associates and joint ventures	—	—	—	—	—	21	21
Property and equipment	—	—	—	—	—	49,473	49,473
Investment property	—	—	—	—	—	620	620
Deferred income tax assets	—	—	—	—	—	21,843	21,843
Other assets	192	—	—	—	—	30,080	30,272
Total assets	1,209,054	602,347	1,448,981	600,885	277,416	264,529	4,403,212

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk (Continued)

Bank

	As at 31 December 2006						
	Less than 1 month	Between 1 to 3 months	Between 4 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Liabilities							
Due to banks and other financial institutions	129,396	—	—	—	—	34,980	164,376
Due to central banks	15,497	5,077	21,757	—	—	18	42,349
Bank notes in circulation	—	—	—	—	—	1,909	1,909
Certificates of deposits and placements from banks and other financial institutions	78,339	42,201	19,084	6,972	—	—	146,596
Derivative financial instruments and liabilities at fair value through profit or loss	21,154	18,822	31,606	3,085	6,772	9,645	91,084
Due to customers	1,891,308	370,618	817,744	267,573	115	11,207	3,358,565
Bonds issued	—	9,000	—	42,000	9,173	—	60,173
Other borrowings	1,736	1,115	11,572	13,619	14,372	3,592	46,006
Current tax liabilities	—	—	—	—	—	16,757	16,757
Retirement benefit obligations	—	—	—	—	—	7,444	7,444
Deferred income tax liabilities	—	—	—	—	—	32	32
Other liabilities	—	—	—	—	—	112,527	112,527
Total liabilities	2,137,430	446,833	901,763	333,249	30,432	198,111	4,047,818
Total interest sensitivity gap	(928,376)	155,514	547,218	267,636	246,984	66,418	355,394

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk (Continued)

Group

	As at 31 December 2005						
	Less than 1 month	Between 1 to 3 months	Between 4 to12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Assets							
Cash and due from banks	11,624	—	—	—	—	29,458	41,082
Balances with central banks	282,601	1,019	20	—	—	33,301	316,941
Placements with banks and other financial institutions	219,459	95,367	17,224	49	—	—	332,099
Government certificates of indebtedness for bank notes issued	—	—	—	—	—	35,586	35,586
Precious metals	—	—	—	—	—	26,974	26,974
Trading assets and other financial instruments at fair value through profit or loss	6,678	13,594	20,951	44,592	21,456	4,511	111,782
Derivative financial instruments	—	—	—	—	—	16,808	16,808
Loans and advances to customers, net	739,411	309,707	1,046,662	30,557	21,685	4,090	2,152,112
Investment securities							
— available-for-sale	83,297	39,436	132,426	222,989	114,862	9,211	602,221
— held-to-maturity	73,197	120,609	184,638	155,890	73,125	—	607,459
— loans and receivables	29,505	16,996	12,965	259,785	42,600	—	361,851
Investments in associates and joint ventures	—	—	—	—	—	5,061	5,061
Property and equipment	—	—	—	—	—	62,417	62,417
Investment property	—	—	—	—	—	8,511	8,511
Deferred income tax assets	—	—	—	—	—	20,504	20,504
Other assets	—	—	—	—	—	38,640	38,640
Total assets	1,445,772	596,728	1,414,886	713,862	273,728	295,072	4,740,048

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk (Continued)

Group

	As at 31 December 2005						
	Less than 1 month	Between 1 to 3 months	Between 4 to12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Liabilities							
Due to banks and other financial institutions	105,902	—	—	—	—	28,315	134,217
Due to central banks	29,911	20	—	—	—	124	30,055
Bank notes in circulation	—	—	—	—	—	35,731	35,731
Certificates of deposits and placements from banks and other financial institutions	78,728	51,316	75,595	3,899	—	3,088	212,626
Derivative financial instruments and liabilities at fair value through profit or loss	12,207	22,678	26,291	8,151	5,609	16,238	91,174
Due to customers	2,111,931	478,588	835,252	240,849	1,279	31,565	3,699,464
Bonds issued	—	9,000	—	42,000	9,179	—	60,179
Other borrowings	1,827	1,283	13,096	15,978	15,790	4,190	52,164
Current tax liabilities	—	—	—	—	—	23,459	23,459
Retirement benefit obligations	—	—	—	—	—	7,052	7,052
Deferred income tax liabilities	—	—	—	—	—	2,136	2,136
Other liabilities	—	—	—	—	—	136,272	136,272
Total liabilities	2,340,506	562,885	950,234	310,877	31,857	288,170	4,484,529
Total interest sensitivity gap	(894,734)	33,843	464,652	402,985	241,871	6,902	255,519

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk (Continued)

Bank

	As at 31 December 2005						
	Less than 1 month	Between 1 to 3 months	Between 4 to12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Assets							
Cash and due from banks	12,963	—	—	—	—	25,312	38,275
Balances with central banks	251,351	—	—	—	—	33,022	284,373
Placements with banks and other financial institutions	160,496	64,610	13,197	5,351	—	—	243,654
Government certificates of indebtedness for bank notes issued	—	—	—	—	—	1,641	1,641
Precious metals	—	—	—	—	—	25,238	25,238
Trading assets and other financial instruments at fair value through profit or loss	2,587	7,675	17,506	40,731	13,583	—	82,082
Derivative financial instruments	—	—	—	—	—	11,329	11,329
Loans and advances to customers, net	447,603	265,919	1,032,329	21,545	17,256	4,090	1,788,742
Investment securities							
— available-for-sale	78,067	31,481	130,426	201,875	97,088	3,205	542,142
— held-to-maturity	42,279	70,698	147,654	98,065	56,447	—	415,143
— loans and receivables	24,763	11,368	5,393	259,785	42,601	—	343,910
Investments in subsidiaries	—	—	—	—	—	45,080	45,080
Investments in associates and joint ventures	—	—	—	—	—	45	45
Property and equipment	—	—	—	—	—	48,061	48,061
Investment property	—	—	—	—	—	461	461
Deferred income tax assets	—	—	—	—	—	20,389	20,389
Other assets	—	—	—	—	—	25,837	25,837
Total assets	1,020,109	451,751	1,346,505	627,352	226,975	243,710	3,916,402

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk (Continued)

Bank

	As at 31 December 2005						
	Less than 1 month	Between 1 to 3 months	Between 4 to12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Liabilities							
Due to banks and other financial institutions	97,279	—	—	—	—	27,669	124,948
Due to central banks	29,910	20	—	—	—	100	30,030
Bank notes in circulation	—	—	—	—	—	1,786	1,786
Certificates of deposits and placements from banks and other financial institutions	83,104	53,078	75,041	2,524	—	2,176	215,923
Derivative financial instruments and liabilities at fair value through profit or loss	10,384	20,494	24,783	5,309	5,609	9,744	76,323
Due to customers	1,625,628	327,602	810,211	237,830	720	7,196	3,009,187
Bonds issued	—	9,000	—	42,000	9,179	—	60,179
Other borrowings	1,827	1,283	13,096	15,978	15,790	4,190	52,164
Current tax liabilities	—	—	—	—	—	22,440	22,440
Retirement benefit obligations	—	—	—	—	—	7,052	7,052
Deferred income tax liabilities	—	—	—	—	—	23	23
Other liabilities	—	—	—	—	—	112,534	112,534
Total liabilities	1,848,132	411,477	923,131	303,641	31,298	194,910	3,712,589
Total interest sensitivity gap	**(828,023)**	**40,274**	**423,374**	**323,711**	**195,677**	**48,800**	**203,813**

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk (Continued)

The tables below summarize the effective interest rate by major currencies for monetary financial instruments not carried at fair value through profit or loss:

Group

	As at 31 December 2006					
	RMB	USD	HKD	EURO	JPY	GBP
Assets						
Cash and due from banks	0.06%	1.74%	0.60%	0.11%	—	0.17%
Balances with central banks	1.68%	0.25%	0.17%	1.71%	—	—
Placements with banks and other financial institutions	2.64%	5.25%	4.06%	3.58%	0.38%	5.17%
Loans and advances to customers, net	5.92%	5.70%	5.19%	3.78%	1.10%	5.27%
Investment securities						
— available-for-sale	2.75%	5.29%	4.21%	3.23%	0.83%	4.97%
— held-to-maturity	2.75%	4.43%	4.04%	3.43%	—	5.50%
— loans and receivables	2.19%	5.40%	3.92%	—	0.28%	4.96%
Liabilities						
Due to banks and other financial institutions	1.10%	1.72%	1.43%	0.46%	0.14%	0.97%
Due to central banks	—	4.05%	2.96%	—	—	—
Certificates of deposits and placements from banks and other financial institutions	2.76%	4.92%	4.02%	3.66%	0.14%	3.66%
Due to customers	1.67%	2.97%	2.91%	1.19%	—	3.36%
Bonds issued	4.76%	8.42%	—	—	—	—
Other borrowings	—	4.66%	—	3.94%	1.90%	4.05%

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk (Continued)

Bank

	As at 31 December 2006					
	RMB	USD	HKD	EURO	JPY	GBP
Assets						
Cash and due from banks	0.08%	1.88%	2.20%	0.03%	—	0.05%
Balances with central banks	1.68%	0.25%	0.14%	1.71%	—	—
Placements with banks and other financial institutions	2.64%	5.26%	4.03%	3.58%	0.39%	5.15%
Loans and advances to customers, net	5.92%	5.59%	4.89%	2.80%	1.08%	5.30%
Investment securities						
— available-for-sale	2.75%	5.24%	4.73%	3.19%	0.83%	4.36%
— held-to-maturity	2.74%	3.93%	3.57%	3.23%	—	5.29%
— loans and receivables	2.18%	5.41%	3.98%	—	0.28%	5.06%
Liabilities						
Due to banks and other financial institutions	1.10%	1.92%	0.96%	0.46%	0.14%	0.97%
Due to central banks	—	4.05%	2.98%	—	—	—
Certificates of deposits and placements from banks and other financial institutions	2.76%	4.90%	4.12%	3.66%	0.01%	3.66%
Due to customers	1.67%	2.47%	1.71%	1.04%	—	2.95%
Bonds issued	4.76%	8.42%	—	—	—	—
Other borrowings	—	3.81%	—	3.94%	1.90%	4.05%

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk (Continued)

Group

	As at 31 December 2005					
	RMB	USD	HKD	EURO	JPY	GBP
Assets						
Cash and due from banks	0.04%	1.93%	0.57%	0.24%	—	0.14%
Balances with central banks	1.58%	0.09%	3.21%	2.28%	—	—
Placements with banks and other financial institutions	1.56%	4.18%	4.04%	2.29%	0.14%	4.57%
Loans and advances to customers, net	5.60%	4.79%	5.27%	2.60%	1.05%	4.64%
Investment securities						
— available-for-sale	2.53%	4.52%	3.51%	3.11%	1.20%	4.72%
— held-to-maturity	2.05%	3.90%	3.92%	2.86%	1.59%	4.79%
— loans and receivables	2.17%	4.27%	3.82%	2.30%	—	—
Liabilities						
Due to banks and other financial institutions	1.12%	1.39%	1.31%	0.32%	—	0.50%
Due to central banks	1.45%	1.15%	1.00%	2.36%	—	4.16%
Certificates of deposits and placements from banks and other financial institutions	2.52%	3.99%	3.89%	2.38%	0.19%	4.16%
Due to customers	1.59%	2.13%	2.83%	0.79%	—	2.64%
Bonds issued	4.60%	8.42%	—	—	—	—
Other borrowings	—	3.70%	—	4.13%	2.00%	4.11%

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

6 Interest rate risk (Continued)

Bank

	As at 31 December 2005					
	RMB	USD	HKD	EURO	JPY	GBP
Assets						
Cash and due from banks	0.07%	1.81%	2.65%	0.23%	—	0.07%
Balances with central banks	1.63%	0.08%	0.09%	2.28%	—	—
Placements with banks and other financial institutions	1.56%	4.15%	4.08%	2.29%	0.05%	4.54%
Loans and advances to customers, net	5.60%	4.73%	4.91%	2.52%	1.01%	4.58%
Investment securities						
— available-for-sale	2.53%	4.51%	4.27%	3.12%	1.20%	4.73%
— held-to-maturity	2.05%	3.68%	3.44%	2.64%	2.10%	4.95%
— loans and receivables	2.17%	4.30%	3.77%	2.30%	—	—
Liabilities						
Due to banks and other financial institutions	1.19%	1.33%	0.97%	0.32%	—	0.50%
Due to central banks	1.45%	1.15%	1.00%	2.36%	—	4.16%
Certificates of deposits and placements from banks and other financial institutions	2.52%	3.98%	4.09%	2.37%	0.19%	4.47%
Due to customers	1.60%	1.79%	1.63%	0.73%	—	2.23%
Bonds issued	4.60%	8.42%	—	—	—	—
Other borrowings	—	3.70%	—	4.13%	2.00%	4.11%

III FINANCIAL RISK MANAGEMENT (Continued)

7 Liquidity risk

The Group's objective in liquidity management is to ensure the availability of adequate funding at all times to meet its needs to fund deposit withdrawals and other liabilities as they fall due, as well as being able to meet its obligations to fund loan originations and commitments and to take advantage of new investment opportunities.

In developing its liquidity management strategy, the Group has considered its financing position, business development plans, market conditions and convertibility of currencies in the local market and developed a liquidity management plan in accordance with prudent principles. This plan addresses the Group's liquidity needs in multiple currencies and regions.

The Group's liquidity management policies related to assets encourage diversification and the maintenance of sufficient levels of liquid assets. The Group's policies related to liabilities focus on the stability of liabilities and the growth of the core deposit base.

In addition, the Group limits its loan to deposit ratio to 75%, as required by the PBOC. As at 31 December 2006 and 2005, the Domestic Operations of the Group are required to maintain reserves equal to 9.0%, and 7.5%, respectively, of total RMB denominated deposits and 4.0%, and 3.0%, respectively, of total foreign currency denominated deposits with the PBOC. Details are set out in Note V.13.

The tables below summarize the assets and liabilities of the Group and the Bank by relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

For purposes of these tables, loans and advances to customers are considered overdue only if principal payments are overdue. In addition, for loans and advances to customers that are repayable by installments, only the portion of the loan that is actually overdue is reported as overdue. Any part of the loan that is not due is reported according to residual maturity.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

7 Liquidity risk (Continued)

Group

	As at 31 December 2006							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 4-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	—	39,812	—	—	—	—	—	39,812
Balances with central banks	—	102,017	277,614	—	—	—	—	379,631
Placements with banks and other financial institutions	—	—	264,913	106,193	27,909	123	—	399,138
Government certificates of indebtedness for bank notes issued	—	36,626	—	—	—	—	—	36,626
Precious metals	—	42,083	—	—	—	—	—	42,083
Trading assets and other financial instruments at fair value through profit or loss	—	—	9,611	10,043	14,868	41,703	39,603	115,828
Derivative financial instruments	—	6,466	2,516	1,699	8,181	3,321	2,654	24,837
Loans and advances to customers, net	48,388	32,925	129,262	251,375	646,647	624,209	604,920	2,337,726
Investment securities								
— available-for-sale	—	—	23,457	47,972	132,998	293,914	316,837	815,178
— held-to-maturity	—	—	26,616	57,308	102,015	186,741	88,460	461,140
— loans and receivables	—	—	52,744	62,973	85,706	250,169	48,744	500,336
Investments in associates and joint ventures	—	—	—	—	—	147	5,784	5,931
Property and equipment	—	—	—	—	—	—	86,200	86,200
Investment property	—	—	—	—	—	—	8,221	8,221
Deferred income tax assets	—	—	—	—	23	21,321	52	21,396
Other assets	366	8,473	10,994	6,422	16,733	4,131	6,451	53,570
Total assets	48,754	268,402	797,727	543,985	1,035,080	1,425,779	1,207,926	5,327,653

III FINANCIAL RISK MANAGEMENT (Continued)

7 Liquidity risk (Continued)

Group

	As at 31 December 2006							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 4-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	—	178,777	—	—	—	—	—	178,777
Due to central banks	—	11,116	4,412	5,078	21,768	—	—	42,374
Bank notes in circulation	—	36,823	—	—	—	—	—	36,823
Certificates of deposits and placements from banks and other financial institutions	—	2,515	79,096	19,698	25,160	20,439	—	146,908
Derivative financial instruments and liabilities at fair value through profit or loss	—	2,977	22,020	16,288	40,967	18,639	12,157	113,048
Due to customers	—	1,854,295	671,453	439,215	847,843	277,401	911	4,091,118
Bonds issued	—	—	—	—	—	—	60,173	60,173
Other borrowings	—	—	947	743	5,754	22,633	33,321	63,398
Current tax liabilities	—	14	26	6	17,792	271	40	18,149
Retirement benefit obligations	—	—	82	163	713	3,087	3,399	7,444
Deferred income tax liabilities	—	—	—	—	1,808	1,201	20	3,029
Other liabilities	—	71,136	15,508	7,197	31,699	11,894	16,022	153,456
Total liabilities	—	2,157,653	793,544	488,388	993,504	355,565	126,043	4,914,697
Net liquidity gap	48,754	(1,889,251)	4,183	55,597	41,576	1,070,214	1,081,883	412,956

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

7 Liquidity risk (Continued)

Bank

	As at 31 December 2006							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 4-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	–	37,842	–	–	–	–	–	37,842
Balances with central banks	–	77,810	277,071	–	–	–	–	354,881
Placements with banks and other financial institutions	–	40	214,335	59,378	21,562	7,687	–	303,002
Government certificates of indebtedness for bank notes issued	–	1,713	–	–	–	–	–	1,713
Precious metals	–	40,542	–	–	–	–	–	40,542
Trading assets and other financial instruments at fair value through profit or loss	–	–	2,967	7,254	10,311	33,203	22,846	76,581
Derivative financial instruments	–	77	1,726	1,391	7,863	2,861	2,445	16,363
Loans and advances to customers, net	46,546	2,730	118,855	233,901	605,283	481,126	483,424	1,971,865
Investment securities								
— available-for-sale	–	–	21,494	42,162	125,821	250,249	267,013	706,739
— held-to-maturity	–	–	21,077	47,967	62,063	98,480	57,811	287,398
— loans and receivables	–	–	48,966	48,310	62,417	250,169	48,744	458,606
Investment in subsidiaries	–	–	–	–	–	376	45,075	45,451
Investments in associates and joint ventures	–	–	–	–	–	10	11	21
Property and equipment	–	–	–	–	–	–	49,473	49,473
Investment property	–	–	–	–	–	–	620	620
Deferred income tax assets	–	–	–	–	–	21,791	52	21,843
Other assets	192	3,625	1,691	5,741	15,591	56	3,376	30,272
Total assets	46,738	164,379	708,182	446,104	910,911	1,146,008	980,890	4,403,212

III FINANCIAL RISK MANAGEMENT (Continued)

7 Liquidity risk (Continued)

Bank

	As at 31 December 2006							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 4-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	–	164,376	–	–	–	–	–	164,376
Due to central banks	–	11,091	4,412	5,078	21,768	–	–	42,349
Bank notes in circulation	–	1,909	–	–	–	–	–	1,909
Certificates of deposits and placements from banks and other financial institutions	–	830	77,969	23,610	25,614	18,573	–	146,596
Derivative financial instruments and liabilities at fair value through profit or loss	–	–	16,824	13,619	34,794	14,281	11,566	91,084
Due to customers	–	1,545,119	357,605	355,959	822,620	276,664	598	3,358,565
Bonds issued	–	–	–	–	–	–	60,173	60,173
Other borrowings	–	–	947	743	4,870	17,862	21,584	46,006
Current tax liabilities	–	14	22	6	16,404	271	40	16,757
Retirement benefit obligations	–	–	82	163	713	3,087	3,399	7,444
Deferred income tax liabilities	–	–	–	–	8	4	20	32
Other liabilities	–	58,809	7,114	5,454	30,688	10,309	153	112,527
Total liabilities	–	1,782,148	464,975	404,632	957,479	341,051	97,533	4,047,818
Net liquidity gap	46,738	(1,617,769)	243,207	41,472	(46,568)	804,957	883,357	355,394

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

7 Liquidity risk (Continued)

Group

	As at 31 December 2005							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 4-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	—	41,082	—	—	—	—	—	41,082
Balances with central banks	—	113,872	202,030	1,019	20	—	—	316,941
Placements with banks and other financial institutions	—	—	220,629	92,650	18,707	113	—	332,099
Government certificates of indebtedness for bank notes issued	—	35,586	—	—	—	—	—	35,586
Precious metals	—	26,974	—	—	—	—	—	26,974
Trading assets and other financial instruments at fair value through profit or loss	—	—	6,301	3,113	15,287	56,028	31,053	111,782
Derivative financial instruments	—	3,890	2,042	753	1,583	5,347	3,193	16,808
Loans and advances to customers, net	40,150	28,363	107,549	220,426	795,450	506,258	453,916	2,152,112
Investment securities								
— available-for-sale	—	292	6,926	17,622	128,532	255,548	193,301	602,221
— held-to-maturity	—	—	31,360	70,239	160,474	247,593	97,793	607,459
— loans and receivables	—	—	29,505	16,996	11,520	260,085	43,745	361,851
Investments in associates and joint ventures	—	—	—	—	—	407	4,654	5,061
Property and equipment	—	—	—	—	—	—	62,417	62,417
Investment property	—	—	—	—	—	—	8,511	8,511
Deferred income tax assets	—	—	—	—	2	20,502	—	20,504
Other assets	302	4,418	7,823	6,743	10,145	3,812	5,397	38,640
Total assets	40,452	254,477	614,165	429,561	1,141,720	1,355,693	903,980	4,740,048

III FINANCIAL RISK MANAGEMENT (Continued)

7 Liquidity risk (Continued)

Group

	As at 31 December 2005							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 4-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	—	134,217	—	—	—	—	—	134,217
Due to central banks	—	29,506	529	20	—	—	—	30,055
Bank notes in circulation	—	35,731	—	—	—	—	—	35,731
Certificates of deposits and placements from banks and other financial institutions	—	640	79,584	47,363	50,464	34,575	—	212,626
Derivative financial instruments and liabilities at fair value through profit or loss	—	1,805	9,124	9,301	22,996	38,091	9,857	91,174
Due to customers	—	1,615,637	521,284	441,468	840,668	278,098	2,309	3,699,464
Bonds issued	—	—	—	—	—	—	60,179	60,179
Other borrowings	—	—	1,046	816	5,361	20,840	24,101	52,164
Current tax liabilities	—	13	—	—	23,446	—	—	23,459
Retirement benefit obligations	—	—	76	151	661	2,883	3,281	7,052
Deferred income tax liabilities	—	—	—	—	1,782	354	—	2,136
Other liabilities	—	74,494	14,906	5,585	28,384	12,170	733	136,272
Total liabilities	—	1,892,043	626,549	504,704	973,762	387,011	100,460	4,484,529
Net liquidity gap	40,452	(1,637,566)	(12,384)	(75,143)	167,958	968,682	803,520	255,519

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

7 Liquidity risk (Continued)

Bank

	As at 31 December 2005							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 4-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	–	38,275	–	–	–	–	–	38,275
Balances with central banks	–	82,936	201,437	–	–	–	–	284,373
Placements with banks and other financial institutions	–	–	160,496	62,996	14,748	5,414	–	243,654
Government certificates of indebtedness for bank notes issued	–	1,641	–	–	–	–	–	1,641
Precious metals	–	25,238	–	–	–	–	–	25,238
Trading assets and other financial instruments at fair value through profit or loss	–	–	1,229	1,972	12,465	44,796	21,620	82,082
Derivative financial instruments	–	–	798	521	1,587	5,263	3,160	11,329
Loans and advances to customers, net	38,671	837	98,739	200,848	760,911	362,141	326,595	1,788,742
Investment securities								
— available-for-sale	–	–	5,132	14,716	126,386	221,832	174,076	542,142
— held-to-maturity	–	–	29,117	59,606	126,218	122,175	78,027	415,143
— loans and receivables	–	–	24,763	11,368	3,948	260,085	43,746	343,910
Investment in subsidiaries and joint ventures	–	–	–	–	–	421	44,659	45,080
Investments in associates	–	–	–	–	–	1	44	45
Property and equipment	–	–	–	–	–	–	48,061	48,061
Investment property	–	–	–	–	–	–	461	461
Deferred income tax assets	–	–	–	–	–	20,389	–	20,389
Other assets	291	2,689	1,782	6,485	9,399	558	4,633	25,837
Total assets	38,962	151,616	523,493	358,512	1,055,662	1,043,075	745,082	3,916,402

III FINANCIAL RISK MANAGEMENT (Continued)

7 Liquidity risk (Continued)

Bank

	As at 31 December 2005							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 4-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	—	124,948	—	—	—	—	—	124,948
Due to central banks	—	29,481	529	20	—	—	—	30,030
Bank notes in circulation	—	1,786	—	—	—	—	—	1,786
Certificates of deposits and placements from banks and other financial institutions	—	535	82,241	49,993	50,320	32,834	—	215,923
Derivative financial instruments and liabilities at fair value through profit or loss	—	—	6,937	7,460	20,048	32,766	9,112	76,323
Due to customers	—	1,323,694	301,258	292,438	815,485	274,519	1,793	3,009,187
Bonds issued	—	—	—	—	—	—	60,179	60,179
Other borrowings	—	—	1,046	816	5,361	20,840	24,101	52,164
Current tax liabilities	—	13	—	—	22,427	—	—	22,440
Retirement benefit obligations	—	—	76	151	661	2,883	3,281	7,052
Deferred income tax liabilities	—	—	—	—	—	23	—	23
Other liabilities	—	61,151	6,366	5,238	27,494	11,722	563	112,534
Total liabilities	—	1,541,608	398,453	356,116	941,796	375,587	99,029	3,712,589
Net liquidity gap	38,962	(1,389,992)	125,040	2,396	113,866	667,488	646,053	203,813

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group's business. It is unusual for a banks' asset and liability exposures to be completely matched, as transactions vary in nature and have different settlement terms. An unmatched position potentially enhances profitability, but also increases the risk of losses.

The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature are important factors in assessing the liquidity of the Group and its exposure to changes in interest rates and exchange rates.

Liquidity requirements to support calls under guarantees and standby letters of credit are considerably less than the amount of the commitment because the Group does not generally expect the third party to draw funds under the agreement. The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, as many of these commitments will expire or terminate without being funded and therefore these amounts are not included in the liquidity risk tables above.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

8 Insurance risk

Insurance contracts are mainly sold in Hong Kong and are mainly denominated in Hong Kong Dollars. The risk under any one insurance contract is the possibility that the insured event occurs and the uncertainty of the amount of the resulting claim. This risk is inherently random and, therefore, unpredictable. The Group manages its portfolio of insurance risks through its underwriting policies, portfolio management techniques, and claims processing.

For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This could occur because the frequency or severity of the claims and benefits are greater than estimated. Insurance events are random and the actual number and amount of claims and benefits will vary from year to year from the level established using statistical techniques.

The Group manages these risks through its underwriting strategy, adequate reinsurance arrangements and proactive claims handling. The underwriting strategy attempts to ensure that the underwritten risks are well diversified in terms of type and amount of risk and industry.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, the Group conducted mortality studies and lapse studies in order to determine the appropriate assumptions. These studies reflect consistent results in both assumptions with appropriate margin.

9 Fair values of financial assets and liabilities

Fair value estimates are made at a specific point in time based on relevant market information and information about the various financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument which were not presented on the Group's and the Bank's balance sheet at their fair value.

Cash and due from banks, balances with central banks, placements with banks and other financial institutions, due to banks and other financial institutions and due to central banks

These financial assets and liabilities generally have a maturity or re-pricing of less than one year and their carrying value approximates fair value.

III FINANCIAL RISK MANAGEMENT (Continued)

9 Fair values of financial assets and liabilities (Continued)

Loans and advances to customers and investment securities classified as loans and receivables

Loans and advances are recorded, net of the allowance for impairment losses. The fair value of loans and advances represents the discounted amount of their estimated future cash flows discounted at current market rates (Note IV.2).

Held-to-maturity investment securities

The fair value of held-to-maturity investment securities is based on "bid" market prices or broker/dealer price quotations. Where this information is not available, fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

Due to customers, certificates of deposits and placements from banks and other financial institutions

The fair value of deposits with no stated maturity, which includes non-interest bearing deposits, is the amount repayable on demand.

The fair value of fixed interest-bearing deposits and placements without a quoted market price is based on discounted cash flows using interest rates for new debt issuances with similar remaining maturities.

Bonds issued and other borrowings

The fair value of these instruments is calculated based on quoted "ask" market prices. For those instruments where quoted market prices are not available, a discounted cash flow model is used based on a current market rate appropriate for the nature of the obligation and the remaining term to maturity.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

9 Fair values of financial assets and liabilities (Continued)

The following tables summarize the carrying amounts and the approximate fair values of those financial assets and liabilities not presented on the Group's and the Bank's balance sheets at their fair value.

	As at 31 December 2006			
	Group		Bank	
	Carrying value	Fair value	Carrying value	Fair value
Financial assets				
Loans and advances to customers, net	**2,337,726**	**2,337,710**	**1,971,865**	**1,971,846**
Investment securities				
— held-to-maturity	**461,140**	**459,897**	**287,398**	**287,082**
— loans and receivables	**500,336**	**500,359**	**458,606**	**458,581**
Financial liabilities				
Certificates of deposit and placements from banks and other financial institutions	**146,908**	**146,967**	**146,596**	**146,655**
Due to customers	**4,091,118**	**4,091,513**	**3,358,565**	**3,358,960**
Bonds issued	**60,173**	**60,931**	**60,173**	**60,931**
Other borrowings	**63,398**	**57,441**	**46,006**	**40,049**

	As at 31 December 2005			
	Group		Bank	
	Carrying value	Fair value	Carrying value	Fair value
Financial assets				
Loans and advances to customers, net	2,152,112	2,152,232	1,788,742	1,788,873
Investment securities				
— held-to-maturity	607,459	605,287	415,143	414,341
— loans and receivables	361,851	361,613	343,910	343,692
Financial liabilities				
Certificates of deposit and placements from banks and other financial institutions	212,626	212,689	215,923	215,988
Due to customers	3,699,464	3,700,445	3,009,187	3,010,241
Bonds issued	60,179	62,071	60,179	62,071
Other borrowings	52,164	42,547	52,164	42,547

III FINANCIAL RISK MANAGEMENT (Continued)

10 Fiduciary activities

The Group provides custody, entrusted loan administration, trustee and investment management services to third parties. Assets that are held in a fiduciary capacity are not included in these financial statements. As at 31 December 2006 and 2005, the balances of securities and other financial instruments held in custody accounts amounted to approximately RMB707,953 million and RMB562,823 million, respectively; entrusted loans amounted to approximately RMB98,046 million and RMB51,626 million, respectively; and the balances of precious metals held in custody accounts amounted to approximately RMB3,150 million and RMB2,696 million, respectively.

IV CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Areas susceptible to changes in essential estimates and judgments, which affect the carrying value of assets and liabilities, are set out below. It is impracticable to determine the effect of changes to either the key assumptions discussed below or other estimation uncertainties. It is possible that actual results may be materially different from the estimates referred to below.

1 Impairment losses on loans and advances

The Group reviews its loan portfolios to assess impairment on a periodic basis, unless known circumstances indicate that impairment may have occurred as of an interim date. In determining whether an impairment loss should be recorded in the income statement, the Group makes judgments as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans and advances before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group (e.g. payment delinquency or default), or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when estimating expected future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(Amount in millions of Renminbi, unless otherwise stated)

IV CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES (Continued)

2 Fair value of financial instruments

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models. To the extent practical, models use only observable data, however areas such as credit risk (both own and counterparty's), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect reported fair value of financial instruments. With respect to PRC government obligations related to large-scale policy directed financing transactions, such as the one described in Note V.18(4), fair value is determined using the stated interest rate of the related instrument. In this regard, there are no relevant market prices or yields reflecting arm's length transactions of a comparable size and tenor, available.

3 Held-to-maturity investments

The Group follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgment. In making this judgment, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to hold these investments to maturity other than for specific circumstances defined in IAS 39 such as, selling an insignificant amount close to maturity, it will be required to reclassify the entire portfolio of assets as available-for-sale.

4 Employee retirement benefit obligations

As described more fully in Notes II.22 (2) and V.31, the Bank has established liabilities in connection with benefits paid to certain retired and early retired employees. The amounts of employee benefit expense and these liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, pension benefit inflation rates, medical benefit inflation rates, and other factors. Actual results that differ from the assumptions are recognized immediately and, therefore, affect recognized expense in the year in which such differences arise. While management believes that its assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Bank's expense related to its employee retirement benefit obligations.

IV CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES (Continued)

5 Income taxes

The Group is subject to income taxes in numerous jurisdictions; principally, however in the Chinese Mainland and Hong Kong. Significant estimates are required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. In particular, the deductibility of certain items in the Chinese Mainland is subject to government approval. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period during which such a determination is made.

V NOTES TO THE FINANCIAL STATEMENTS

1 Segment information

The Group's businesses operate in three principal geographical areas: the Chinese Mainland, Hong Kong and Macau, and other overseas locations. Significant other overseas locations include New York, London, Singapore and Tokyo. Within Hong Kong and Macau, BOCHK Holdings and its intermediate holding companies, collectively referred to as BOC Hong Kong Group, account for the majority of the Group's overseas operating activities.

The geographical analysis of revenues, segment results, segment assets, segment liabilities and capital expenditure reflects the process through which the Group's operating activities are managed. In accordance with the Group's organizational structure and its internal financial reporting process, the Group has determined that geographical segments should be presented as its primary segment.

Interest and fee income, total assets, total liabilities, credit commitments and capital expenditure have generally been based on the country in which the branch or subsidiary is located.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

As at and for the year ended 31 December 2006

		Hong Kong & Macau					
	Chinese Mainland	BOC Hong Kong Group[1]	Others	Sub-total	Other overseas locations	Elimination	Total
Interest income	167,024	41,061	4,870	45,931	7,563	(5,184)	215,334
Interest expense	(65,575)	(24,668)	(3,158)	(27,826)	(5,750)	5,188	(93,963)
Net interest income	101,449	16,393	1,712	18,105	1,813	4	121,371
Fee and commission income	9,593	4,893	2,311	7,204	911	(569)	17,139
Fee and commission expense	(964)	(1,306)	(529)	(1,835)	(82)	65	(2,816)
Net fee and commission income	8,629	3,587	1,782	5,369	829	(504)	14,323
Net trading (losses)/gains	(3,927)	1,835	570	2,405	(22)	—	(1,544)
Net gains/(losses) on investment securities	664	(5)	434	429	39	—	1,132
Other operating income[1]	1,695	7,317	4,044	11,361	85	(45)	13,096
Impairment (losses)/write back on loans and advances	(15,546)	1,836	1,147	2,983	221	—	(12,342)
Operating expenses and others[1]	(50,357)	(13,431)	(3,520)	(16,951)	(1,483)	60	(68,731)
Operating profit	42,607	17,532	6,169	23,701	1,482	(485)	67,305
Share of results of associates and joint ventures	—	4	683	687	—	(55)	632
Profit before income tax	42,607	17,536	6,852	24,388	1,482	(540)	67,937
Income tax expense	(16,138)	(2,902)	(533)	(3,435)	(290)	190	(19,673)
Profit for the year	26,469	14,634	6,319	20,953	1,192	(350)	48,264

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

As at and for the year ended 31 December 2006 (Continued)

		Hong Kong & Macau					
	Chinese Mainland	BOC Hong Kong Group[1]	Others	Sub-total	Other overseas locations	Elimination	Total
Segment assets	4,220,394	926,023	152,125	1,078,148	214,766	(191,586)	5,321,722
Investments in associates and joint ventures	1	59	5,871	5,930	–	–	5,931
Total assets	4,220,395	926,082	157,996	1,084,078	214,766	(191,586)	5,327,653
Segment liabilities	3,921,219	844,984	135,405	980,389	204,675	(191,586)	4,914,697
Other segment items:							
Capital expenditure	5,954	740	666	1,406	52	–	7,412
Depreciation and amortization	5,193	557	188	745	88	–	6,026
Credit commitments	884,607	188,664	14,812	203,476	61,297	(61,558)	1,087,822

(1) Other operating income and operating expenses and others of BOC Hong Kong Group for 2006 included insurance premium earned and insurance benefits and claims amounting to RMB6,349 million and RMB6,820 million respectively. In 2006, BOC Hong Kong Group acquired a 51% equity interest in BOC Group Life Assurance Company Limited from Bank of China Group Insurance Company Limited, a wholly owned subsidiary of the Group. The results of BOC Group Life Assurance Company Limited were reported under "Others" of the Hong Kong & Macau segment in 2005.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

As at and for the year ended 31 December 2005

	Chinese Mainland	Hong Kong & Macau			Other overseas locations	Elimination	Total
		BOC Hong Kong Group	Others	Sub-total			
Interest income	134,177	27,873	3,687	31,560	5,526	(3,315)	167,948
Interest expense	(51,094)	(13,675)	(1,651)	(15,326)	(3,835)	3,315	(66,940)
Net interest income	83,083	14,198	2,036	16,234	1,691	—	101,008
Fee and commission income	7,004	4,119	715	4,834	889	(29)	12,698
Fee and commission expense	(1,797)	(1,110)	(498)	(1,608)	(75)	29	(3,451)
Net fee and commission income	5,207	3,009	217	3,226	814	—	9,247
Net trading gains	1,889	1,878	126	2,004	390	—	4,283
Net (losses)/gains on investment securities	(875)	(86)	376	290	3	—	(582)
Other operating income	2,092	2,402	6,434	8,836	222	—	11,150
Impairment (losses)/write back on loans and advances	(15,345)	2,635	641	3,276	583	—	(11,486)
Operating expenses and others	(46,375)	(5,986)	(5,845)	(11,831)	(1,778)	—	(59,984)
Operating profit	29,676	18,050	3,985	22,035	1,925	—	53,636
Share of results of associates and joint ventures	19	2	154	156	—	—	175
Profit before income tax	29,695	18,052	4,139	22,191	1,925	—	53,811
Income tax expense	(18,911)	(2,880)	(142)	(3,022)	(320)	—	(22,253)
Profit for the year	10,784	15,172	3,997	19,169	1,605	—	31,558

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

As at and for the year ended 31 December 2005 (Continued)

		Hong Kong & Macau					
	Chinese Mainland	BOC Hong Kong Group	Others	Sub-total	Other overseas locations	Elimination	Total
Segment assets	3,736,929	848,767	116,045	964,812	186,995	(153,749)	4,734,987
Investments in associates and joint ventures	1	64	4,996	5,060	—	—	5,061
Total assets	3,736,930	848,831	121,041	969,872	186,995	(153,749)	4,740,048
Segment liabilities	3,586,428	770,166	102,829	872,995	178,855	(153,749)	4,484,529
Other segment items:							
Capital expenditure	5,379	592	68	660	67	—	6,106
Depreciation and amortization	5,528	543	127	670	116	—	6,314
Credit commitments	699,066	168,203	14,131	182,334	52,434	(38,072)	895,762

Business segments comprise the Group's secondary segment. The Group provides services through six main business segments: corporate banking, personal banking, treasury operations, investment banking, insurance and other operations. Segment revenue, segment results, segment assets and capital expenditure presented in business segments include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Funding is provided to and from individual business segments through treasury operations as part of the asset and liability management process. The pricing of these transactions is based on management's assessment of its average cost of funding and interest bearing assets and liabilities. The transactions are eliminated on consolidation.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

Corporate banking — providing services to corporate customers including current accounts, deposits, overdrafts, lending, trade related products and other credit facilities, custody, foreign currency and derivative products.

Personal banking — providing services to retail customers including current accounts, savings, deposits, investment savings products, credit and debit cards, consumer loans and mortgages and wealth management.

Treasury operations — consisting of foreign exchange transactions, customer-based interest rate and foreign exchange derivative transactions, money market transactions, proprietary trading and asset-liability management. The results of this segment include the inter-segment funding income and expenses, resulting from interest bearing assets and liabilities; and foreign currency translation gains and losses.

Investment banking — consisting of debt and equity underwriting and financial advisory, sales and trading of securities, stock brokerage, investment research and asset management services, and private equity investment services.

Insurance — underwriting of general and life insurance business and insurance agency services.

Other operations of the Group comprise investment holding and other miscellaneous activities, none of which constitutes a separately reportable segment or can be allocated on a reasonable basis.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

As at and for the year ended 31 December 2006

	Corporate banking	Personal banking	Treasury operations	Investment banking	Insurance	Others	Elimination	Total
Interest income	96,920	88,291	84,521	679	594	536	(56,207)	215,334
Interest expenses	(41,111)	(51,877)	(54,661)	(543)	(19)	(1,963)	56,211	(93,963)
Net interest income/(expense)	55,809	36,414	29,860	136	575	(1,427)	4	121,371
Fee and commission income	7,039	7,774	930	2,039	3	385	(1,031)	17,139
Fee and commission expense	(365)	(1,537)	(171)	(396)	(546)	(270)	469	(2,816)
Net fee and commission income/ (expense)	6,674	6,237	759	1,643	(543)	115	(562)	14,323
Net trading gains/(losses)	4,105	2,264	(8,810)	310	546	40	1	(1,544)
Net gains/(losses) on investment securities	—	—	695	—	—	437	—	1,132
Other operating income*	136	396	32	149	7,968	5,700	(1,285)	13,096
Impairment losses on loans and advances	(11,542)	(794)	—	(6)	—	—	—	(12,342)
Operating expenses and others*	(22,904)	(27,121)	(8,818)	(1,177)	(7,965)	(2,096)	1,350	(68,731)
Operating profit	32,278	17,396	13,718	1,055	581	2,769	(492)	67,305
Share of results of associates and joint ventures	—	—	—	238	2	440	(48)	632
Profit before income tax	32,278	17,396	13,718	1,293	583	3,209	(540)	67,937
Income tax expense								(19,673)
Profit for the year								48,264
Segment assets	1,795,152	687,553	2,725,362	22,755	19,933	108,722	(37,755)	5,321,722
Investments in associates and joint ventures	—	—	—	911	244	4,844	(68)	5,931
Total assets	1,795,152	687,553	2,725,362	23,666	20,177	113,566	(37,823)	5,327,653
Capital expenditure	1,542	2,744	105	24	19	2,978	—	7,412

* Other operating income includes insurance premium income earned and operating expenses and others include insurance benefits and claims.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

As at and for the year ended 31 December 2005

	Corporate banking	Personal banking	Treasury operations	Investment banking	Insurance	Others	Elimination	Total
Interest income	83,217	68,471	56,519	478	407	359	(41,503)	167,948
Interest expenses	(31,913)	(36,169)	(38,466)	(371)	—	(1,524)	41,503	(66,940)
Net interest income/(expense)	51,304	32,302	18,053	107	407	(1,165)	—	101,008
Fee and commission income	5,447	5,876	898	573	3	131	(230)	12,698
Fee and commission expense	(314)	(2,167)	(366)	(205)	(497)	(132)	230	(3,451)
Net fee and commission income/ (expense)	5,133	3,709	532	368	(494)	(1)	—	9,247
Net trading gains/(losses)	4,278	2,067	(2,024)	262	(309)	9	—	4,283
Net (losses)/gains on investment securities	—	—	(880)	—	—	298	—	(582)
Other operating income*	153	400	9	75	5,395	6,109	(991)	11,150
Impairment (losses)/write back on loans and advances	(12,708)	1,147	—	(14)	—	89	—	(11,486)
Operating expenses and others*	(21,127)	(25,508)	(7,105)	(524)	(4,665)	(2,046)	991	(59,984)
Operating profit	27,033	14,117	8,585	274	334	3,293	—	53,636
Share of results of associates and joint ventures	—	—	—	42	—	133	—	175
Profit before income tax	27,033	14,117	8,585	316	334	3,426	—	53,811
Income tax expense								(22,253)
Profit for the year								31,558
Segment assets	1,655,351	599,263	2,397,839	14,418	12,316	74,224	(18,424)	4,734,987
Investments in associates and joint ventures	—	—	—	668	—	4,393	—	5,061
Total assets	1,655,351	599,263	2,397,839	15,086	12,316	78,617	(18,424)	4,740,048
Capital expenditure	1,296	2,628	86	—	7	2,089	—	6,106

* Other operating income includes insurance premium income earned and operating expenses and others include insurance benefits and claims.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

With effect from 1 January 2006, the internal funds transfer pricing mechanism of the Bank was revised and the above tabulation of segment information is calculated on this new basis. The new pricing mechanism is based on market deposit and lending rates, adjusted for pre-determined margins. These margins reflect differentiation based on product features and maturity. Previously, blended mid prices between the Bank's average cost of funding and average yield on interest bearing assets were used, without product or maturity differentiation. The intent of the change is to better reflect actual market conditions and the asset-liability management process.

The effect of the change in basis of pricing between business segments for the year ended 31 December 2005 is summarized below. Under the new basis , the net interest income of the Treasury operation has increased as the new basis has resulted in an increase in the inter-segment pricing margin in relation to the funding provided by Treasury operations to Corporate and Personal banking.

Year ended 31 December 2005

	Corporate banking	Personal banking	Treasury operations	Investment banking	Insurance	Others	Total
Net interest income as reported previously	52,215	37,008	12,436	107	407	(1,165)	101,008
Effect of change — (decrease)/increase	(911)	(4,706)	5,617	—	—	—	—
Net interest income as revised	51,304	32,302	18,053	107	407	(1,165)	101,008
Operating profit as reported previously	27,944	18,823	2,968	274	334	3,293	53,636
Effect of change — (decrease)/increase	(911)	(4,706)	5,617	—	—	—	—
Operating profit as revised	27,033	14,117	8,585	274	334	3,293	53,636
Profit before income tax as reported previously	27,944	18,823	2,968	316	334	3,426	53,811
Effect of change — (decrease)/increase	(911)	(4,706)	5,617	—	—	—	—
Profit before income tax as revised	27,033	14,117	8,585	316	334	3,426	53,811

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

2 Net interest income

	Year ended 31 December	
	2006	2005
Interest income		
Loans and advances to customers	**128,934**	110,313
Investment securities	**67,195**	44,938
Due from banks and other financial institutions	**19,205**	12,697
Sub-total	**215,334**	167,948
Interest expense		
Due to customers	**(79,939)**	(55,914)
Due to banks and other financial institutions	**(9,393)**	(6,512)
Other borrowed funds	**(4,631)**	(4,514)
Sub-total	**(93,963)**	(66,940)
Net interest income	**121,371**	101,008

Included in interest income is RMB628 million and RMB529 million related to the unwinding of the discount on the allowance for identified impaired loans for the years ended 31 December 2006 and 2005 respectively (Notes V.17).

3 Net fee and commission income

	Year ended 31 December	
	2006	2005
Agency commissions	**4,621**	2,735
Settlement and clearing fees	**3,848**	2,941
Credit commitment fees	**3,064**	2,693
Bank card fees	**2,937**	2,340
Custodian and other fiduciary service fees	**531**	483
Others	**2,138**	1,506
Fee and commission income	**17,139**	12,698
Fee and commission expense	**(2,816)**	(3,451)
Net fee and commission income	**14,323**	9,247

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

4 Net trading (losses)/gains

	Year ended 31 December	
	2006	2005
Net (losses)/gains from foreign exchange and foreign exchange products[(1)]	**(2,290)**	2,226
Net (losses)/gains from precious metal transactions	**(68)**	150
Net gains from interest rate instruments	**492**	1,753
Net gains from trading equity securities	**324**	130
Others	**(2)**	24
	(1,544)	4,283

(1) The net (losses)/gains from foreign exchange and foreign exchange products include spread income in respect of the Group's operations in foreign exchange transactions business, realised and unrealised gains/losses of foreign exchange derivatives, and exchange differences arising from the retranslation of foreign currency denominated monetary assets and liabilities.

In connection with the retranslation of its foreign currency denominated monetary assets and liabilities, the Group recognised losses of approximately RMB14.2 billion (2005: RMB8.5 billion). These foreign currency translation losses mainly resulted from an increase in the Group's on balance sheet USD exposure and further appreciation of RMB against USD during 2006. These losses were partially offset by the change in fair value gains of the Huijin option RMB1.9 billion (2005: RMB3.2 billion), the USD/RMB swaps of RMB2.2 billion (2005: RMB0.01 billion), and a gain of RMB0.3 billion (2005: RMB0.6 billion) arising from other foreign exchange related products (Note III.5). While the net changes in fair value of the USD/RMB swaps above include the swap funding costs borne by the Bank, the related interest on the higher yielding financial assets denominated in USD earned by the Bank is reported in the Interest income.

5 Net gains/(losses) on investment securities

	Year ended 31 December	
	2006	2005
Derecognition of available-for-sale securities	**1,178**	(606)
(Provision)/write back for impairment losses	**(46)**	24
	1,132	(582)

The net gains on derecognition of available-for-sale securities for the year ended 31 December 2006 include a gain of RMB1,309 million arising from the disposal of the Group's equity interest in a state owned enterprise to the parent company of this enterprise. Such interest was previously acquired by the Group through a debt restructuring.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

6 Other operating income

	Year ended 31 December	
	2006	2005
Insurance premiums		
— Long term insurance contracts	**6,349**	3,807
— General insurance contracts	**1,359**	1,430
Gains on disposal of subsidiaries and associates	**789**	320
Gains on disposal of property and equipment and other assets	**717**	870
Changes in fair value of investment properties	**595**	1,697
Dividend income	**186**	194
Others	**3,101**	2,832
Total	**13,096**	11,150

7 Operating expenses and others

	Year ended 31 December	
	2006	2005
Staff costs (Note V.8)	**30,896**	27,106
General operating and administrative expenses[1]	**14,603**	13,251
Depreciation and amortization	**6,026**	6,314
Business and other taxes	**6,462**	5,680
Insurance benefits and claims		
— Long term insurance contracts	**6,820**	3,497
— General insurance contracts	**664**	656
Operating lease rentals	**1,775**	1,550
Impairment (write back)/losses on other assets	**(171)**	433
Losses on disposal of property and equipment	**148**	205
Provision for litigation losses (Note V.34)	**897**	712
Other expenses	**611**	580
Total	**68,731**	59,984

(1) Included in the general operating and administrative expenses are auditors' remuneration paid to PricewaterhouseCoopers of RMB183 million (2005: RMB154 million) for the year ended 31 December 2006.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

8 Staff costs

	Year ended 31 December	
	2006	2005
Salaries and benefits	**23,293**	18,096
Defined contribution plans[1][2]	**3,079**	2,753
Retirement benefits[3] (Note V.31)	**1,391**	3,358
Housing funds	**1,224**	1,000
Social security costs	**993**	464
Others	**916**	1,435
Total	**30,896**	27,106

(1) Contributions to defined contribution plans for the years ended 31 December 2006 and 2005 include the effect of deductions of forfeited contributions of approximately RMB34 million and RMB27 million, respectively.

(2) In 2005, the Group established the Annuity Plan (Note II.22), a defined contribution plan, in addition to local labour and social security bureau contribution plans. The expense recorded in the income statement for the years ended 31 December 2006 and 2005 amounted to RMB955 million and RMB1,238 million respectively. The expense for the year ended 31 December 2005 included a special contribution of RMB500 million made by Huijin to the Annuity Plan. See Note V.35 (4) and 40 (3).

(3) The retirement benefits for the year ended 31 December 2005 included an expense of RMB3,064 million, relating to the Bank's voluntary early retirement scheme which was terminated with effect from 31 December 2005.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

9 Directors', supervisors' and senior management's emoluments

The total remuneration of the directors and supervisors for the years ended 31 December 2006 and 2005 are approximately RMB11 million and RMB10 million respectively.

Details of the directors' and supervisors' emoluments are as follows:

For the year ended 31 December 2006
(Amount in thousands of Renminbi)

	Fees	Basic salaries, allowances and benefits in kind	Contributions to pension schemes	Discretionary bonuses	Total
Executive directors					
Xiao Gang[4]	78[3]	640	103	703	1,524
Li Lihui	93[3]	609	97	730	1,529
Hua Qingshan	78[3]	530	87	613	1,308
Li Zaohang	78[3]	525	87	617	1,307
Independent non-executive directors					
Anthony Francis Neoh	400	—	—	—	400
William Peter Cooke	606	—	—	—	606
Patrick de Saint-Aignan	400	—	—	—	400
Alberto Togni	146	—	—	—	146
Non-executive directors					
Zhang Jinghua[1]	—	—	—	—	—
Yu Erniu[1]	—	—	—	—	—
Zhu Yan[1]	—	—	—	—	—
Zhang Xinze[1]	—	—	—	—	—
Hong Zhihua[1]	—	—	—	—	—
Huang Haibo[1]	—	—	—	—	—
Frederick Anderson Goodwin	—	—	—	—	—
Seah Lim Huat Peter	—	—	—	—	—
Supervisors					
Liu Ziqiang[4]	—	566	92	655	1,313
Wang Xueqiang	—	426	68	384	878
Liu Wanming	—	426	68	380	874
Li Chunyu	—	299	44	135	478
Liu Dun	—	226	30	167	423
	1,879	4,247	676	4,384	11,186

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

9 Directors', supervisors' and senior management's emoluments (Continued)

For the year ended 31 December 2005
(Amount in thousands of Renminbi)

	Fees	Basic salaries, allowances and benefits in kind	Contributions to pension schemes	Discretionary bonuses	Total
Executive directors					
Xiao Gang	—[3]	727	64	500	1,291
Li Lihui	—	689	31	460	1,180
Hua Qingshan	77[3]	600	61	400	1,138
Li Zaohang	77[3]	591	61	400	1,129
Independent non-executive directors					
Anthony Francis Neoh	660	—	—	—	660
William Peter Cooke	578	—	—	—	578
Suzanne Labarge	333	—	—	—	333
Non-executive directors					
Zhang Jinghua[1]	—	—	—	—	—
Yu Erniu[1]	—	—	—	—	—
Zhu Yan[1]	—	—	—	—	—
Zhang Xinze[1]	—	—	—	—	—
Hong Zhihua[1]	—	—	—	—	—
Huang Haibo[1]	—	—	—	—	—
Supervisors					
Liu Ziqiang	—	664	25	430	1,119
Wang Xueqiang	—	400	17	318	735
Liu Wanming	—	394	17	318	729
Li Chunyu	—	309	33	93	435
Liu Dun	—	149	32	169	350
	1,725	4,523	341	3,088	9,677

(1) During 2006, these full-time non-executive directors of the Bank received emoluments from Huijin for their services to the Bank.

(2) In July 2002, options to purchase shares of BOCHK Holdings were granted to several directors of the Bank under the Pre-Listing Share Option Scheme (as more fully described in Note V.32). During the years 2006 and 2005, no options were exercised, and no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognized in the income statement.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

9 Directors', supervisors' and senior management's emoluments (Continued)

(3) In addition to the fees disclosed, these executive directors of the Bank waived emoluments amounting to RMB0.88 million (2005: RMB1 million) for the year ended 31 December 2006.

(4) The amounts of discretionary bonuses payable to these executive director and supervisor for the year ended 31 December 2006 are subject to approval of the Bank's shareholders in the Annual General Meeting to be held on 14 June 2007.

Five highest paid individuals

Of the five individuals with the highest emoluments, none of them are directors or supervisors whose emoluments are disclosed above.

The emoluments payable to the five individuals whose emoluments were the highest in the Group for the years ended 31 December 2006 and 2005 respectively are as follows:

	Year ended 31 December	
	2006	2005
Basic salaries and allowances	**8**	20
Discretionary bonuses	**132**	20
Contributions to pension schemes	**1**	—
	141	40

Emoluments of the individuals were within the following bands:

	Year ended 31 December	
Amounts in RMB	**2006**	2005
6,000,001–6,500,000	—	1
6,500,001–7,000,000	—	1
7,000,001–7,500,000	—	1
9,000,001–9,500,000	—	1
11,500,001–12,000,000	—	1
19,500,001–20,000,000	1	—
23,500,001–24,000,000	1	—
25,000,001–25,500,000	1	—
28,500,001–29,000,000	1	—
44,500,001–45,000,000	1	—

During the years ended 31 December 2006 and 2005, the Group has not paid any emoluments to the directors, supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

10 Income tax expense

	Year ended 31 December	
	2006	2005
Current income tax		
Chinese Mainland income tax	**16,477**	18,536
Hong Kong profits tax	**2,717**	2,453
Overseas taxation	**570**	302
	19,764	21,291
Deferred income tax (Note V.33)	**(91)**	962
	19,673	22,253

The provision for Chinese Mainland income tax is calculated based on the statutory rate of 33% of the assessable income of the Bank and each of the subsidiaries established in Chinese Mainland as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2006 and 2005. In addition, the Bank's Overseas Operations are subject to supplementary PRC tax at tax rate determined by the relevant PRC Authority.

The Group's operations in Hong Kong are subject to Hong Kong profits tax at the rate of 17.5% on the estimated assessable income for the years ended 31 December 2006 and 2005.

Taxation on overseas profits has been calculated on the estimated assessable profit at the rates of taxation prevailing in the countries or regions in which the Group operates.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

10 Income tax expense (Continued)

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic domestic tax rate of the Bank as follows:

	Year ended 31 December	
	2006	2005
Profit before income tax	**67,937**	53,811
Tax calculated at 33%	**22,419**	17,758
Effect of different tax rates in Overseas Operations	**(3,880)**	(3,713)
Supplementary tax on overseas income paid in the PRC	**2,510**	1,388
Prior year tax expense adjustment[(1)]	**(300)**	2,376
Income not subject to tax[(2)]	**(2,402)**	(1,862)
Expenses not deductible for tax purposes[(3)]	**781**	5,264
Others[(4)]	**545**	1,042
Income tax expense	**19,673**	22,253

(1) The prior year tax expense adjustments for the year 2005 included RMB1,921 million related to the reversal in 2004 of certain provisions recorded in prior years. The relevant domestic tax authorities determined that these reversals constituted taxable income as they related to the implementation of the Joint Stock Reform Plan.

(2) It mainly comprised the interest income from the PRC treasury bills.

(3) In 2005, non tax-deductible expenses primarily included staff salary costs in excess of the deduction limit permitted under relevant PRC tax regulations. Following the completion of the listings of the Bank's ordinary shares in June 2006 on the Hong Kong Stock Exchange and Shanghai Stock Exchange, the Bank has successfully obtained approval from the Ministry of Finance ("MOF") and the State Administration of Taxation ("SAT") for deduction of its domestic staff salary costs amounting to RMB15,669 million when determining the Bank's taxable income for the 2006 financial year.

(4) Others primarily included non-performing loans sold in 2005 and 2006. The deferred income tax assets arising from the associated loan loss provisions were subsequently derecognized.

Subsequent to the balance date on 16 March 2007, the National People's Congress approved the new PRC Enterprise Income Tax Law. The details and the Group's preliminary assessment of the impact of the relevant changes are discussed in Note V.43 (1).

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

11 Earnings per share (Basic and diluted)

Basic and diluted earnings per share for the years ended 31 December 2006 and 2005 have been computed by dividing the profit for each year by the weighted average number of ordinary shares in issue during the period.

The Group had no dilutive potential ordinary shares as at 31 December 2006 and 2005.

	Year ended 31 December	
	2006	2005
Profit attributable to equity holders of the Bank	**42,830**	25,921
Weighted average number of ordinary shares in issue (in millions)	**236,055**	186,425
Basic and diluted earnings per share (in RMB)	**0.18**	0.14

12 Cash and due from banks

Group

	As at 31 December	
	2006	2005
Cash	**31,110**	28,644
Due from banks	**8,702**	12,438
Total	**39,812**	41,082

As at 31 December 2006 and 2005, the Group's Cash and Due from banks included in Cash and cash equivalents amounted to RMB38,805 million and RMB40,087 million, respectively (Note V.39).

Bank

	As at 31 December	
	2006	2005
Cash	**27,632**	25,144
Due from banks	**10,210**	13,131
Total	**37,842**	38,275

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

13 Balances with central banks

Group

	As at 31 December	
	2006	2005
Mandatory reserves	**277,855**	202,030
Other deposits	**101,776**	114,911
Total	**379,631**	316,941

Bank

	As at 31 December	
	2006	2005
Mandatory reserves	**277,071**	201,437
Other deposits	**77,810**	82,936
Total	**354,881**	284,373

The Group places mandatory reserve funds with the PBOC and the central banks of other countries or regions where it has operations. As at 31 December 2006, mandatory reserve funds placed with the PBOC were calculated at 9% (2005: 7.5%) and 4% (2005: 3%) of eligible RMB deposits and foreign currency deposits from customers of domestic branches of the Bank respectively. The amounts of mandatory reserve funds placed with the central banks of other countries are determined by local jurisdiction.

These mandatory reserve funds are not available for use in the Group's day to day operations.

As at 31 December 2006 and 2005, the Group's balances with central banks included in cash and cash equivalents amounted to RMB101,776 million and 108,149 million, respectively (Note V.39).

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

14 Placements with banks and other financial institutions

Group

	As at 31 December	
	2006	2005
Placements with domestic banks	**33,567**	52,439
Placements with other domestic financial institutions	**21,579**	26,302
Placements with overseas banks and other financial institutions	**344,491**	253,904
	399,637	332,645
Allowance for impairment losses	**(499)**	(546)
	399,138	332,099
Impaired placements	**499**	546
Percentage of impaired placements to total placements with banks and other financial institutions	**0.12%**	0.16%

Bank

	As at 31 December	
	2006	2005
Placements with domestic banks	**29,235**	50,480
Placements with other domestic financial institutions	**21,579**	26,302
Placements with overseas banks and other financial institutions	**252,687**	167,418
	303,501	244,200
Allowance for impairment losses	**(499)**	(546)
	303,002	243,654
Impaired placements	**499**	546
Percentage of impaired placements to total placements with banks and other financial institutions	**0.16%**	0.22%

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

14 Placements with banks and other financial institutions (Continued)

As at 31 December 2006 and 2005, the Group's placements with banks and other financial institutions included in cash and cash equivalents amounted to RMB305,618 million and RMB233,301 million, respectively (Note V.39).

The movement in allowance for impairment losses on placements with banks and other financial institutions is as follows:

Group and Bank

	2006	2005
At 1 January	**546**	1,508
Addition	**—**	39
Write-off	**(47)**	(1,001)
At 31 December	**499**	546

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

15 Trading assets and other financial instruments at fair value through profit or loss

Group

	As at 31 December	
	2006	2005
Trading debt securities		
Government	**17,802**	19,116
Public sector and quasi-government	**1,032**	2,095
Financial institution	**22,644**	30,599
Corporate	**4,204**	4,179
	45,682	55,989
Other debt securities at fair value through profit or loss (designated at initial recognition)		
Government	**20,444**	10,704
Public sector and quasi-government	**8,559**	12,974
Financial institution	**30,225**	19,979
Corporate	**5,724**	7,625
	64,952	51,282
Trading equity securities	**5,194**	4,511
	115,828	111,782
Analyzed as follows:		
Listed in Hong Kong	**6,087**	7,648
Listed outside Hong Kong	**76,353**	82,895
Unlisted	**33,388**	21,239
	115,828	111,782

Included in the balances above are treasury bills held by the Group amounting to RMB11,895 million and RMB7,298 million as of 31 December 2006 and 2005, respectively.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

15 Trading assets and other financial instruments at fair value through profit or loss (Continued)

Bank

	As at 31 December	
	2006	2005
Trading debt securities		
Government	13,571	16,072
Public sector and quasi-government	—	100
Financial institution	13,149	14,439
Corporate	1,031	1,149
	27,751	31,760
Other debt securities at fair value through profit or loss (designated at initial recognition)		
Government	20,281	10,704
Public sector and quasi-government	7,877	12,974
Financial institution	16,913	19,666
Corporate	3,759	6,978
	48,830	50,322
	76,581	82,082
Analyzed as follows:		
Listed in Hong Kong	2,441	3,004
Listed outside Hong Kong	63,507	71,902
Unlisted	10,633	7,176
	76,581	82,082

Included in the balances above are treasury bills held by the Bank amounting to RMB8,262 million, and RMB5,621 million as of 31 December 2006 and 2005, respectively.

Included in other debt securities designated at fair value through profit or loss are certain non-trading debt securities which are economically hedged with derivative instruments. Gains and losses arising on the related derivative instruments are intended to substantially offset the gains and losses arising on these securities.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

16 Derivative financial instruments

The Group enters into the following foreign currency exchange rate or interest rate related derivative financial instruments for trading, asset and liability management and on behalf of customers:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Foreign currency and interest rate futures are contractual obligations to receive or pay a net amount based on changes in currency rates or interest rates or buy or sell a foreign currency or interest rate financial instrument on a future date at an agreed price in the financial market under the administration of the stock exchanges. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an exchange of currencies or interest rates (for example, fixed rate for floating rate) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency and interest rate options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument at a predetermined price. In consideration for the assumption of foreign exchange or interest rate risk, the seller receives a premium from the purchaser. Options may be either negotiated over-the-counter ("OTC") between the Group and its counterparty or exchange-traded.

The contractual/notional amounts and fair values of derivative instruments held by the Group and the Bank are set out in the following table. The contractual/notional amounts of financial instruments provide a basis for comparison with fair value instruments recognized on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates or equity/commodity prices relative to their terms. The aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

16 Derivative financial instruments (Continued)

Group

	As at 31 December 2006			As at 31 December 2005		
	Contractual/ notional amount	Fair value		Contractual/ notional amount	Fair value	
		Assets	Liabilities		Assets	Liabilities
Exchange rate derivatives						
Currency forwards and swaps[1]	993,008	11,860	(4,974)	563,397	6,991	(4,813)
Currency options purchased[2]	187,446	5,735	—	176,643	3,781	—
Currency options written	38,272	—	(419)	19,369	—	(374)
		17,595	(5,393)		10,772	(5,187)
Interest rate derivatives						
Interest rate swaps	369,093	4,236	(4,832)	361,332	3,132	(5,246)
Cross-currency interest rate swaps	34,793	1,532	(2,932)	39,427	1,735	(4,131)
Interest rate options purchased	41,151	592	—	11,584	148	—
Interest rate options written	48,939	—	(161)	98,994	—	(215)
Interest rate futures	14,675	40	(9)	14,939	28	(34)
		6,400	(7,934)		5,043	(9,626)
Equity derivatives	10,572	453	(390)	15,442	14	(7)
Precious metal derivatives	10,520	389	(606)	21,008	979	(932)
Total derivative financial instrument assets/ (liabilities) (Note V.27)		24,837	(14,323)		16,808	(15,752)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

16 Derivative financial instruments (Continued)

Bank

	As at 31 December 2006			As at 31 December 2005		
	Contractual/ notional amount	Fair value Assets	Fair value Liabilities	Contractual/ notional amount	Fair value Assets	Fair value Liabilities
Exchange rate derivatives						
Currency forwards and swaps[1]	694,961	4,651	(2,097)	286,268	2,515	(2,391)
Currency options purchased[2]	185,956	5,724	—	173,993	3,759	—
Currency options written	35,153	—	(403)	17,866	—	(346)
		10,375	(2,500)		6,274	(2,737)
Interest rate derivatives						
Interest rate swaps	331,111	3,712	(3,930)	328,245	3,050	(4,559)
Cross-currency interest rate swaps	32,313	1,520	(2,895)	37,786	1,785	(4,062)
Interest rate options purchased	40,293	586	—	11,377	148	—
Interest rate options written	48,125	—	(151)	96,950	—	(180)
Interest rate futures	5,180	1	(1)	9,701	1	(4)
		5,819	(6,977)		4,984	(8,805)
Precious metal derivatives	3,156	169	(166)	2,482	71	(64)
Total derivative financial instrument assets/ (liabilities) (Note V.27)		16,363	(9,643)		11,329	(11,606)

(1) Since 2005, the Bank has entered into foreign exchange swap transactions with the PBOC to manage its assets and liabilities. Under these agreements, the PBOC sold USD to the Bank in spot transactions for RMB and agreed to buy back the USD after one year or three years at agreed exchange and swap rates, which reflect the interest rate differentials between USD and RMB at the respective inception date of the transactions. See Note III. 5(i).

(2) On 5 January 2005, the Bank entered into a foreign currency option agreement with Huijin whereby the Bank acquired options to sell to Huijin USD, totaling USD18 billion, of no more than USD1,500 million at the beginning of each calendar month during the year ending 31 December 2007 at a fixed exchange rate of USD1 to RMB8.2769. The related option premium of RMB4,469 million is payable by the Bank to Huijin in 12 equal monthly installments at the beginning of each calendar month during the year ending 31 December 2007. The fair value of the Huijin option, which has taken into consideration this option premium payable, as at 31 December 2006 amounted to RMB5,180 million (2005: RMB3,231 million). See Note III.5 (i).

The tables above provide a breakdown of the contractual or notional amounts and the fair values of the Group's and the Bank's derivative financial instruments outstanding at the year end. These instruments, comprising foreign exchange and interest rate derivatives are intended to enable the Group and the Bank and its customers to transfer, modify or reduce their foreign exchange and interest rate risks.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

16 Derivative financial instruments (Continued)

The Group and the Bank primarily undertake transactions in foreign exchange and interest rate contracts with other financial institutions. Management has established position limits of these contracts by counterparties. Actual credit exposures and limits are regularly monitored and controlled by management.

Credit risk weighted amounts

The credit risk weighted amounts are the amounts calculated with reference to the guidelines issued by the CBRC and are dependent on, among other factors, the creditworthiness of the counterparty and the maturity characteristics of each type of contract.

Group

	As at 31 December	
	2006	2005
Derivatives		
Exchange rate contracts	**4,468**	3,744
Interest rate contracts	**3,379**	3,543
Other derivative contracts	**35**	45
	7,882	7,332

Bank

	As at 31 December	
	2006	2005
Derivatives		
Exchange rate contracts	**3,880**	3,208
Interest rate contracts	**3,228**	3,469
	7,108	6,677

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

16 Derivative financial instruments (Continued)

Replacement costs

Replacement costs are the costs of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts as of the balance sheet date.

Group

	As at 31 December	
	2006	2005
Derivatives		
Exchange rate contracts	**17,595**	10,772
Interest rate contracts	**6,400**	5,043
Other derivative contracts	**842**	993
	24,837	16,808

Bank

	As at 31 December	
	2006	2005
Derivatives		
Exchange rate contracts	**10,375**	6,274
Interest rate contracts	**5,819**	4,984
Other derivative contracts	**169**	71
	16,363	11,329

The credit risk weighted amounts and replacement costs stated above have not taken the effects of netting arrangements into account.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

17 Loans and advances to customers, net

Group

	As at 31 December	
	2006	2005
Corporate loans and advances	**1,849,275**	1,712,262
Personal loans and advances	**582,744**	523,003
	2,432,019	2,235,265
Allowance for impairment losses	**(94,293)**	(83,153)
Loans and advances to customers, net	**2,337,726**	2,152,112

Bank

	As at 31 December	
	2006	2005
Corporate loans and advances	**1,616,052**	1,483,933
Personal loans and advances	**448,775**	384,390
	2,064,827	1,868,323
Allowance for impairment losses	**(92,962)**	(79,581)
Loans and advances to customers, net	**1,971,865**	1,788,742

As at 31 December 2006, there were no bills pledged as collateral under repurchase agreements by the Group and Bank (2005: RMB11,968 million). See Note V. 38(2).

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

17 Loans and advances to customers, net (Continued)

Group

	Loans and advances for which allowance is collectively assessed[1]	Identified impaired loans and advances[2]			Total	Identified impaired loans and advances as a % of gross total loans and advances
		for which allowance is collectively assessed	for which allowance is individually assessed	Sub-total		
At 31 December 2006						
Gross loans and advances	**2,328,787**	**21,502**	**81,730**	**103,232**	**2,432,019**	**4.2%**
Allowance for impairment losses	**(27,712)**	**(12,735)**	**(53,846)**	**(66,581)**	**(94,293)**	
Net loans and advances	**2,301,075**	**8,767**	**27,884**	**36,651**	**2,337,726**	
At 31 December 2005						
Gross loans and advances	2,125,735	26,288	83,242	109,530	2,235,265	4.9%
Allowance for impairment losses	(25,406)	(12,009)	(45,738)	(57,747)	(83,153)	
Net loans and advances	2,100,329	14,279	37,504	51,783	2,152,112	

Bank

	Loans and advances for which allowance is collectively assessed[1]	Identified impaired loans and advances[2]			Total	Identified impaired loans and advances as a % of gross total loans and advances
		for which allowance is collectively assessed	for which allowance is individually assessed	Sub-total		
At 31 December 2006						
Gross loans and advances	**1,963,822**	**20,342**	**80,663**	**101,005**	**2,064,827**	**4.9%**
Allowance for impairment losses	**(27,043)**	**(12,688)**	**(53,231)**	**(65,919)**	**(92,962)**	
Net loans and advances	**1,936,779**	**7,654**	**27,432**	**35,086**	**1,971,865**	
At 31 December 2005						
Gross loans and advances	1,765,174	24,116	79,033	103,149	1,868,323	5.5%
Allowance for impairment losses	(24,813)	(11,644)	(43,124)	(54,768)	(79,581)	
Net loans and advances	1,740,361	12,472	35,909	48,381	1,788,742	

(1) Loans and advances for which allowance is collectively assessed consist of loans and advances which have not been identified as impaired i.e. primarily loans graded pass and special mention.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

17 Loans and advances to customers, net (Continued)

(2) Identified impaired loans and advances include loans for which objective evidence of impairment exists and which have been identified as bearing an impairment loss and assessed either:

- individually (including mainly significant corporate loans and advances which are impaired over a certain amount); or
- collectively (i.e. portfolios of insignificant homogenous loans, which includes insignificant corporate loans and advances and all personal loans which are impaired).

Movements of allowance for impairment losses on loans and advances are as follows:

Group

	2006	2005
At 1 January	**83,153**	74,769
Impairment losses for the year	**12,342**	11,486
Loans and advances written off	**(3,711)**	(4,852)
Amounts recovered on loans and advances written off in previous years	**3,589**	2,954
Exchange differences	**(452)**	(675)
Unwind of discount on allowance	**(628)**	(529)
At 31 December	**94,293**	83,153

Bank

	2006	2005
At 1 January	**79,581**	69,109
Impairment losses for the year	**14,440**	14,235
Loans and advances written off	**(2,864)**	(3,781)
Amounts recovered on loans and advances written off in previous years	**1,201**	972
Transfer from overseas operations	**1,524**	—
Exchange differences	**(381)**	(558)
Unwind of discount on allowance	**(539)**	(396)
At 31 December	**92,962**	79,581

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Investment securities

Group

	As at 31 December	
	2006	2005
Debt securities available-for-sale (at fair value)		
Government	**297,129**	229,064
Public sector and quasi-government	**152,822**	106,840
Financial institution	**230,999**	170,038
Corporate	**126,358**	87,068
	807,308	593,010
Equity securities (at fair value)	**7,870**	9,211
Total securities available-for-sale	**815,178**	602,221
Debt securities held-to-maturity (at amortized cost):		
Government	**146,502**	231,156
Public sector and quasi-government	**97,025**	135,002
Financial institution	**172,666**	203,724
Corporate	**44,947**	37,577
Total securities held-to-maturity	**461,140**	607,459
Debt securities classified as loans and receivables (at amortized cost):		
China Orient Bond[1]	**160,000**	160,000
PBOC Special Bills[2]	**91,612**	91,530
PBOC Target Bills[3]	**28,702**	—
Special Purpose Treasury Bond[4]	**42,500**	42,500
Long term notes — Financial institution	**14,545**	1,545
Short term bills and notes[5]		
Public sector and quasi-government	**3,895**	6,096
Financial institution	**139,659**	49,993
Corporate	**6,623**	—
Certificate Treasury Bonds and others	**12,952**	10,343
	500,488	362,007
Allowance for impairment losses	**(152)**	(156)
Total securities classified as loans and receivables	**500,336**	361,851
Total[6], [7]	**1,776,654**	1,571,531

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Investment securities (Continued)

Group

	As at 31 December	
	2006	2005
Analyzed as follows:		
Securities available-for-sale		
Debt securities		
— Listed	**430,550**	344,872
— Unlisted	**376,758**	248,138
	807,308	593,010
Equity securities		
— Listed	**4,350**	1,757
— Unlisted	**3,520**	7,454
	7,870	9,211
	815,178	602,221
Debt securities held-to-maturity		
— Listed	**228,815**	332,841
— Unlisted	**232,325**	274,618
	461,140	607,459
Debt securities classified as loans and receivables		
— Unlisted	**500,336**	361,851
Total	**1,776,654**	1,571,531
Listed in Hong Kong	**16,561**	14,223
Listed outside Hong Kong	**647,154**	665,247
Unlisted	**1,112,939**	892,061
Total[(6)]	**1,776,654**	1,571,531

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Investment securities (Continued)

Bank

	As at 31 December	
	2006	2005
Debt securities available-for-sale (at fair value)		
Government	**283,860**	219,566
Public sector and quasi-government	**145,929**	102,200
Financial institution	**195,235**	146,373
Corporate	**81,002**	70,798
	706,026	538,937
Equity securities (at fair value)	**713**	3,205
Total securities available-for-sale	**706,739**	542,142
Debt securities held-to-maturity (at amortized cost)		
Government	**144,292**	227,718
Public sector and quasi-government	**75,749**	103,074
Financial institution	**62,702**	74,791
Corporate	**4,655**	9,560
Total securities held-to-maturity	**287,398**	415,143
Debt securities classified as loans and receivables (at amortized cost):		
China Orient Bond[1]	**160,000**	160,000
PBOC Special Bills[2]	**91,612**	91,530
PBOC Target Bills[3]	**28,702**	—
Special Purpose Treasury Bond[4]	**42,500**	42,500
Long term notes — Financial institution	**14,545**	1,545
Short term bills and notes		
Public sector and quasi-government	**3,895**	5,992
Financial institution	**98,006**	32,156
Corporate	**6,546**	—
Certificate Treasury Bonds and others	**12,952**	10,343
Sub-total	**458,758**	344,066
Allowance for impairment losses	**(152)**	(156)
Total securities classified as loans and receivables	**458,606**	343,910
Total[6], [7]	**1,452,743**	1,301,195

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Investment securities (Continued)

Bank

	As at 31 December	
	2006	2005
Analyzed as follows:		
Securities available-for-sale		
Debt securities		
— Listed	**411,933**	332,413
— Unlisted	**294,093**	206,524
	706,026	538,937
Equity securities		
— Listed	**81**	1
— Unlisted	**632**	3,204
	713	3,205
	706,739	542,142
Debt securities held-to-maturity		
— Listed	**199,520**	296,266
— Unlisted	**87,878**	118,877
	287,398	415,143
Debt securities classified as loans and receivables		
— Unlisted	**458,606**	343,910
Total	**1,452,743**	1,301,195
Listed in Hong Kong	**3,336**	4,110
Listed outside Hong Kong	**608,198**	624,570
Unlisted	**841,209**	672,515
Total	**1,452,743**	1,301,195

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Investment securities (Continued)

The market values of the above listed held-to-maturity securities are set out below:

Group

	As at 31 December			
	2006		2005	
	Carrying value	**Market value**	Carrying value	Market value
Investment securities held-to-maturity				
Listed in Hong Kong	**4,596**	**4,563**	5,129	5,107
Listed outside Hong Kong	**224,219**	**225,162**	327,712	329,128

Bank

	As at 31 December			
	2006		2005	
	Carrying value	**Market value**	Carrying value	Market value
Investment securities held-to-maturity				
Listed in Hong Kong	**412**	**412**	427	420
Listed outside Hong Kong	**199,108**	**200,295**	295,839	297,360

(1) The Bank transferred certain non-performing assets to China Orient Asset Management Corporation ("China Orient") in 1999 and 2000. On 1 July 2000, China Orient issued a ten-year bond with a par value of RMB160,000 million to the Bank as consideration. The interest rate of the bonds is 2.25% per annum. Pursuant to Caijin [2004] No. 87 "Notice of the MOF regarding Relevant Issues relating to the Principal and Interest of Debt Securities of Financial Asset Management Companies Held by Bank of China and China Construction Bank", from 1 January 2005, should China Orient fail to pay in full the interest on the debt securities or repay the principal in full according to the contractual terms of the bond, the MOF shall provide funding support to enable China Orient to fulfill its obligations.

(2) On 30 June 2004, the PBOC issued a Special Bill with a par value of RMB18,100 million in exchange for certain policy-related assets of the Bank. The tenor of the bill is 3 years, with an interest rate of 1.89% per annum. The Bank has also been appointed as an agent to collect the policy-related assets.

On 30 June 2004, the Bank sold a portfolio of non-performing loans to China Cinda Asset Management Corporation ("Cinda") and received consideration in the form of a Special Bill issued by the PBOC, with a par value of RMB73,430 million. The tenor of the bill is 5 years, with an interest rate of 1.89% per annum.

On 22 June 2006, the PBOC issued special PBOC Bills amounting to RMB82 million in exchange for certain non-performing loans, as previously approved by the State Council. The tenor of the bill is 5 years, with an interest rate of 1.89% per annum.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Investment securities (Continued)

Without the approval of the PBOC, the special PBOC Bills referred to above are non-transferable and may not be used as collateral for borrowings. The PBOC has the option to settle these bills in whole or in part before their maturity.

(3) On 16 May and 13 July 2006, the Bank invested in PBOC Bills for commercial banks, with a par value of RMB8,000 million and RMB21,000 million, respectively. The bills have tenor of 1 year with an interest rate of 2.11% per annum.

Without the approval of the PBOC, these PBOC bills are non-transferable and may not be used as collateral for borrowings.

(4) This represents a Special Purpose Treasury Bond issued by the MOF with a par value of RMB42,500 million maturing on 18 August 2028. This bond was originally issued with an annual coupon interest rate of 7.2% per annum. In accordance with Ren Da Chang Hui Zi [2004] No. 25 "Resolution of the Standing Committee of the National People's Congress on the Approval of the Report of the State Council on the Payment of Interest on the Special Purpose Treasury Bond of 1998", the Special Purpose Treasury Bond was restructured among other things to reduce the annual coupon interest rate to 2.25%, the rate established by the PRC Government for use in connection with large-scale policy directed financing transactions, and reinstate cash interest payments from 1 December 2004. This restructuring was accounted for as the derecognition of the original Special Purpose Treasury Bond yielding 7.2% and recognition of a restructured Special Purpose Treasury Bond yielding 2.25%, with a remaining maturity equal to that of the original Special Purpose Treasury Bond.

The transactions related to the Special Purpose Treasury Bond described above were accounted for with reference to rates determined by the PRC Government in similar transactions engaged in or directed by the PRC Government, the sole owner of the Bank's equity capital at the time of the transaction. As discussed in Note IV.2, there were no relevant market prices or yields, reflecting arm's length transactions of a comparable size and tenor available.

(5) As at 31 December 2006 and 2005, the Group's short term bills and notes included in cash and cash equivalents amounted to RMB73,745 million and RMB15,575 million, respectively (Note V.39).

(6) Included in the balance as of 31 December 2006 are treasury bills held by the Group and the Bank amounting to RMB248,292 million (2005: RMB228,154 million) and RMB235,233 million (2005: RMB222,625 million) respectively.

(7) As at 31 December 2006, the Group's and the Bank's debt securities of RMB55,212 million (2005: RMB49,658 million) and RMB51,632 million (2005: RMB45,106 million), respectively, were pledged as collateral to third parties under agreements to repurchase (Note V.38 (2)).

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Investment securities (Continued)

Movements of investment securities are as follows:

Group

	Available-for-sale	Held-to-maturity	Loans and receivables	Total
At 1 January 2006	**602,221**	**607,459**	**361,851**	**1,571,531**
Additions	**821,368**	**308,947**	**505,731**	**1,636,046**
Sales and redemptions	**(603,271)**	**(449,771)**	**(367,986)**	**(1,421,028)**
Accretion	**4,360**	**2,918**	**3,251**	**10,529**
Fair value changes	**20**	**—**	**—**	**20**
Exchange differences	**(9,520)**	**(8,413)**	**(2,515)**	**(20,448)**
Impairment losses	**—**	**—**	**4**	**4**
At 31 December 2006	**815,178**	**461,140**	**500,336**	**1,776,654**

	Available-for-sale	Held-to-maturity	Loans and receivables	Total
At 1 January 2005	357,587	457,994	413,941	1,229,522
Additions	927,624	515,344	133,328	1,576,296
Sales and redemptions	(662,363)	(356,715)	(184,540)	(1,203,618)
(Amortization)/accretion, net	(634)	1,412	697	1,475
Fair value changes	796	—	—	796
Exchange differences	(17,979)	(10,590)	(1,598)	(30,167)
Reclassification (Note V.21)	(2,810)	—	—	(2,810)
Impairment losses	—	14	23	37
At 31 December 2005	602,221	607,459	361,851	1,571,531

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Investment securities (Continued)

Bank

	Available-for-sale	Held-to-maturity	Loans and receivables	Total
At 1 January 2006	542,142	415,143	343,910	1,301,195
Additions	710,533	248,276	423,338	1,382,147
Sales and redemptions	(539,356)	(375,327)	(308,634)	(1,223,317)
Accretion	3,975	3,009	2,136	9,120
Fair value changes	(2,238)	—	—	(2,238)
Exchange differences	(8,317)	(3,703)	(2,148)	(14,168)
Impairment losses	—	—	4	4
At 31 December 2006	706,739	287,398	458,606	1,452,743

	Available-for-sale	Held-to-maturity	Loans and receivables	Total
At 1 January 2005	349,453	252,254	383,680	985,387
Additions	847,842	432,940	93,543	1,374,325
Sales and redemptions	(638,541)	(267,575)	(132,561)	(1,038,677)
(Amortization)/accretion, net	(496)	2,061	226	1,791
Fair value changes	835	—	—	835
Exchange differences	(16,951)	(4,537)	(1,001)	(22,489)
Impairment losses	—	—	23	23
At 31 December 2005	542,142	415,143	343,910	1,301,195

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

19 Certificates of deposit held

Certificates of deposit held are included within the following balance sheet captions:

Group

	As at 31 December	
	2006	2005
Trading assets and other financial instruments at fair value through profit or loss	**3,813**	3,147
Investment securities		
— available-for-sale	**8,663**	4,540
— held-to-maturity	**12,681**	18,817
— loans and receivables	**388**	460
	25,545	26,964
Analyzed as follows:		
Listed in Hong Kong	**492**	163
Listed outside Hong Kong	**31**	1,008
Unlisted	**25,022**	25,793
	25,545	26,964
Market value of listed certificates of deposit held	**523**	1,169

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

19 Certificates of deposit held (Continued)

Bank

	As at 31 December	
	2006	2005
Trading assets and other financial instruments at fair value through profit or loss	**927**	154
Investment securities		
— available-for-sale	**75**	239
— held-to-maturity	**—**	405
— loans and receivables	**388**	460
	1,390	1,258
Analyzed as follows:		
Listed in Hong Kong	**—**	—
Listed outside Hong Kong	**—**	154
Unlisted	**1,390**	1,104
	1,390	1,258
Market value of listed certificates of deposit held	**—**	154

20 Investment in subsidiaries

	As at 31 December	
	2006	2005
Investments at cost:		
Unlisted shares	**45,451**	45,080

Details of the Bank's principal subsidiaries are set out below. These principal subsidiaries are private companies except otherwise stated. All holdings are in the ordinary share capital of the undertaking concerned.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

20 Investment in subsidiaries (Continued)

Name	Place of incorporation and operation	Date of incorporation/ establishment	Paid-in capital (in millions)	Equity held (%)	Principal business
Directly held					
BOC Hong Kong (Group) Limited	Hong Kong	12 September 2001	HKD34,806	100	Holding company
BOC International Holdings Limited	Hong Kong	10 July 1998	HKD3,539	100	Investment banking
Bank of China Group Insurance Company Limited	Hong Kong	23 July 1992	HKD1,269	100	Insurance services
Bank of China Group Investment Limited ("BOCGI")	Hong Kong	18 May 1993	HKD200	100	Investment holding
Tai Fung Bank Limited	Macau	1942	MOP1,000	50.31	Commercial banking
Indirectly held					
BOC Hong Kong (Holdings) Limited ("BOCHK Holdings")[1]	Hong Kong	12 September 2001	HKD52,864	65.87	Holding company
Bank of China (Hong Kong) Limited[2]	Hong Kong	16 October 1964	HKD43,043	65.87	Commercial banking
Nanyang Commercial Bank, Limited[3]	Hong Kong	2 February 1948	HKD600	65.87	Commercial banking
Chiyu Banking Corporation Limited[2, 3]	Hong Kong	24 April 1947	HKD300	46.43	Commercial banking
BOC Credit Card (International) Limited	Hong Kong	9 September 1980	HKD480	65.87	Credit card services
BOC Group Trustee Company, Limited[3]	Hong Kong	1 December 1997	HKD200	76.31	Provision of trustee services
Singapore Aircraft Leasing Enterprise Pte. Limited[4] (Note V. 42)	Singapore	25 November 1993	USD308	100.00	Aircraft leasing

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

20 Investment in subsidiaries (Continued)

(1) BOCHK Holdings is listed on the Stock Exchange of Hong Kong Limited.

(2) Bank of China (Hong Kong) Limited, in which the Group holds a 65.87% equity interest, holds 70.49% of the voting shares of Chiyu Banking Corporation Limited.

(3) Bank of China (Hong Kong) Limited, Nanyang Commercial Bank Limited, Chiyu Banking Corporation Limited and BOC International Holdings Limited, in which the Group holds 65.87%, 65.87%, 46.43% and 100% of their equity interests respectively, hold 54%, 6%, 6% and 34% shares of BOC Group Trustee Company Limited, respectively.

(4) On 15 December 2006, the Group acquired 100% of the share capital of Singapore Aircraft Leasing Enterprise Pte. Ltd ("SALE"). (See Note V.42).

(5) For the year ended 31 December 2006, the financial statements of all the principal subsidiaries as stated above, except for SALE, were audited by PricewaterhouseCoopers. For the year ended 31 December 2005, except for BOCGI, the financial statements of all the principal subsidiaries as stated above were audited by PricewaterhouseCoopers.

21 Investment in associates and joint ventures

Group

	2006	2005
At 1 January	**5,061**	1,227
Investment cost addition	**924**	1,547
Transfer from available-for-sale securities	**—**	556
Adoption of equity accounting for investment in an associate[1] (Note V. 36)	**—**	2,194
Disposal of investment in associates	**(59)**	(510)
Share of results after tax	**632**	175
(Provision)/write back of impairment losses	**(344)**	7
Dividends received	**(134)**	(116)
Foreign exchanges and others	**(149)**	(19)
At 31 December	**5,931**	5,061

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

21 Investment in associates and joint ventures (Continued)

(1) In 2005, the Group entered into a contract with an independent third party to acquire a further 5% of the equity shares of Huaneng International Power Development Corporation. The carrying value of this investment on purchase was RMB1,255 million and is included in Investment securities cost additions for 2005. As a result of this transaction, the Group holds 20% of the equity of Huaneng International Power Development Corporation and accounts for the investment using the equity method. Consequently, the then existing 15% investment in Huaneng International Power Development Corporation was reclassified from available-for-sale securities to Investment in associates, resulting in a reclassification of RMB2,810 million from Investment securities representing the original cost of RMB556 million and the reversal of the cumulative change in fair value recorded in the Reserve for fair value changes of available-for-sale securities of RMB2,254 million (Note V.37). The cumulative impact resulting from the adoption of the equity method of RMB2,194 million representing the post acquisition share of net profits, has been credited to Undistributed profits.

Bank

	As at 31 December	
	2006	2005
Investment at cost:		
Unlisted shares	**21**	45

Particulars of the principal associates and joint ventures of the Group are set out as follows:

	Place of incorporation/ establishment	Equity held (%)	Paid-in capital (in millions)	Principal business
Huaneng International Power Development Corporation	PRC	20	USD450	Power plant operations
BOC International (China) Limited	PRC	49	RMB1,500	Securities underwriting, investment advisory, and brokerage services
CJM Insurance Brokers Limited	Hong Kong	33	HKD6	Insurance broker
Joint Electronic Teller Services Limited	Hong Kong	19.96	HKD10	Private inter-bank message switching network and ATM services
Dongfeng Peugeot Citroen Auto Finance Company Limited	PRC	50	RMB500	Car loan and financing services

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

22 Property and equipment

Group

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
At 31 December 2006					
Cost	67,660	32,132	6,973	20,572	127,337
Accumulated depreciation	(15,317)	(23,891)	—	(34)	(39,242)
Allowance for impairment losses	(1,494)	—	(401)	—	(1,895)
Net book amount	50,849	8,241	6,572	20,538	86,200
At 31 December 2005					
Cost	67,216	29,739	3,861	—	100,816
Accumulated depreciation	(15,066)	(21,306)	—	—	(36,372)
Allowance for impairment losses	(1,494)	(2)	(531)	—	(2,027)
Net book amount	50,656	8,431	3,330	—	62,417

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

22 Property and equipment (Continued)

Group (Continued)

	Buildings and improvements	Equipment and Motor vehicles	Construction in progress	Aircraft	Total
Year ended 31 December 2006					
Opening net book amount	50,656	8,431	3,330	—	62,417
Additions	1,134	2,793	3,771	211	7,909
Acquisition of a subsidiary	—	—	1,692	20,209	21,901
Transfer from investment property, net (Note V. 23)	180	—	—	—	180
Reclassification	1,964	124	(2,207)	119	—
Disposals	(571)	(44)	(10)	—	(625)
(Allowance for)/write back of Impairment losses	22	—	(4)	—	18
Depreciation charge	(2,195)	(2,980)	—	(34)	(5,209)
Exchange differences	(341)	(83)	—	33	(391)
Closing net book amount	50,849	8,241	6,572	20,538	86,200
Year ended 31 December 2005					
Opening net book amount	53,512	8,798	2,702	—	65,012
Additions	1,781	2,789	1,701	—	6,271
Transfer to investment property, net (Note V. 23)	(937)	—	—	—	(937)
Reclassification	656	10	(666)	—	—
Disposals	(1,210)	(382)	(405)	—	(1,997)
Allowance for impairment losses	(100)	—	(1)	—	(101)
Depreciation charge	(2,428)	(2,758)	—	—	(5,186)
Exchange differences	(618)	(26)	(1)	—	(645)
Closing net book amount	50,656	8,431	3,330	—	62,417

As at 31 December 2006, the net book amount of aircraft owned by the Group acquired under finance lease arrangements was RMB661 million.

As at 31 December 2006, the net book amount of aircraft owned by the Group that have been pledged for loan facilities was RMB19,264 million (Note V.30).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

22 Property and equipment (Continued)

Bank

	Buildings and improvements	Equipment and motor vehicles	Construction in process	Total
At 31 December 2006				
Cost	**52,276**	**27,076**	**5,019**	**84,371**
Accumulated depreciation	**(12,584)**	**(20,420)**	**—**	**(33,004)**
Allowance for impairment losses	**(1,493)**	**—**	**(401)**	**(1,894)**
Net book amount	**38,199**	**6,656**	**4,618**	**49,473**
At 31 December 2005				
Cost	51,885	24,922	3,842	80,649
Accumulated depreciation	(12,656)	(17,922)	—	(30,578)
Allowance for impairment losses	(1,485)	(2)	(523)	(2,010)
Net book amount	37,744	6,998	3,319	48,061
Year ended 31 December 2006				
Opening net book amount	**37,744**	**6,998**	**3,319**	**48,061**
Additions	**928**	**2,220**	**3,391**	**6,539**
Transfer to investment property, net	**(197)**	**—**	**—**	**(197)**
Reclassification	**1,964**	**124**	**(2,088)**	**—**
Disposals	**(402)**	**(104)**	**(4)**	**(510)**
Write back of impairment losses	**14**	**—**	**—**	**14**
Depreciation charge	**(1,859)**	**(2,574)**	**—**	**(4,433)**
Exchange differences	**7**	**(8)**	**—**	**(1)**
Closing net book amount	**38,199**	**6,656**	**4,618**	**49,473**
Year ended 31 December 2005				
Opening net book amount	38,581	7,386	2,666	48,633
Additions	1,697	2,346	1,700	5,743
Reclassification	657	9	(666)	—
Disposals	(691)	(377)	(381)	(1,449)
Impairment losses	(100)	—	—	(100)
Depreciation charge	(2,082)	(2,368)	—	(4,450)
Exchange differences	(318)	2	—	(316)
Closing net book amount	37,744	6,998	3,319	48,061

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

22 Property and equipment (Continued)

According to relevant PRC laws and regulations, after conversion into a joint stock limited liability company, the Bank is required to re-register its property and equipment under the name of Bank of China Limited. As at 31 December 2006, the process of re-registration has not been completed. However, this registration process does not affect the rights of Bank of China Limited to these assets.

The carrying value of buildings and improvements is analyzed based on the remaining terms of the leases as follows:

Group

	As at 31 December	
	2006	2005
Held in Hong Kong		
on long-term lease (over 50 years)	**7,330**	7,041
on medium-term lease (10–50 years)	**4,009**	4,031
	11,339	11,072
Held outside Hong Kong		
on long-term lease (over 50 years)	**3,766**	3,719
on medium-term lease (10–50 years)	**35,099**	35,338
on short-term lease (less than 10 years)	**645**	527
	39,510	39,584
	50,849	50,656

Bank

	As at 31 December	
	2006	2005
Held outside Hong Kong		
on long-term lease (over 50 years)	**3,092**	2,911
on medium-term lease (10–50 years)	**34,532**	34,384
on short-term lease (less than 10 years)	**575**	449
	38,199	37,744

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

23 Investment property

Group

	2006	2005
At 1 January	**8,511**	6,288
Additions	**10**	45
Transfer (to)/from property and equipment, net (Note V. 22)	**(180)**	937
Disposals	**(452)**	(312)
Fair value changes	**595**	1,697
Exchange differences	**(263)**	(144)
At 31 December	**8,221**	8,511

Bank

	2006	2005
At 1 January	**461**	467
Additions	**—**	45
Transfer from property and equipment, net (Note V.22)	**197**	—
Disposals	**—**	(23)
Fair value changes	**(48)**	(12)
Exchange differences	**10**	(16)
At 31 December	**620**	461

Investment properties are mainly held by BOCHK Holdings, a subsidiary of the Group and are included in the consolidated balance sheets at valuation determined on the basis of their open market value as estimated by an independent firm of chartered surveyors, Chesterton Petty Limited. The carrying value as at 31 December 2006 and 2005 amounted to RMB7,516 million, and RMB7,843 million, respectively, based on valuations performed at 31 October 2006 and 31 October 2005 respectively. Chesterton Petty Limited also confirmed that there had been no material changes in valuation at 31 December 2006 and 2005 as compared to the valuation at 31 October 2006 and 2005 respectively.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

23 Investment property (Continued)

The carrying value of investment properties is analyzed based on the remaining terms of the leases as follows:

Group

	As at 31 December	
	2006	2005
Held in Hong Kong		
on long-term lease (over 50 years)	**6,804**	7,042
on medium-term lease (10–50 years)	**548**	794
on short-term lease (less than 10 years)	**40**	41
	7,392	7,877
Held outside Hong Kong		
on long-term lease (over 50 years)	**556**	414
on medium-term lease (10–50 years)	**202**	149
on short-term lease (less than 10 years)	**71**	71
	829	634
	8,221	8,511

Bank

	As at 31 December	
	2006	2005
Held outside Hong Kong		
on long-term lease (over 50 years)	**552**	390
on medium-term lease (10–50 years)	**—**	—
on short-term lease (less than 10 years)	**68**	71
	620	461

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

24 Other assets

Group

	As at 31 December	
	2006	2005
Interest receivable	**24,414**	20,483
Accounts receivable and prepayments	**18,370**	10,397
Intangible assets[1]	**4,889**	1,383
Foreclosed assets	**1,967**	2,051
Land use rights[2]	**1,108**	1,850
Others	**2,822**	2,476
Total	**53,570**	38,640

Bank

	As at 31 December	
	2006	2005
Interest receivable	**20,035**	16,107
Accounts receivable and prepayments	**5,605**	3,380
Intangible assets[1]	**1,147**	1,329
Foreclosed assets	**1,736**	1,767
Land use rights[2]	**1,108**	1,850
Others	**641**	1,404
Total	**30,272**	25,837

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

24 Other assets (Continued)

(1) Intangible assets

Group

	Goodwill	Aircraft firm orders and options	Computer software and others	Total
Year ended 31 December 2006				
Opening net book amount	—	—	1,383	1,383
Acquisition of a subsidiary (Note V. 42)	1,875	1,856	—	3,731
Additions	—	—	329	329
Amortization	—	—	(520)	(520)
Transfer (out)/in	—	(47)	6	(41)
Exchange difference	3	4	—	7
Closing net book amount	1,878	1,813	1,198	4,889
Year ended 31 December 2005				
Opening net book amount	—	—	1,647	1,647
Additions	—	—	260	260
Amortization	—	—	(518)	(518)
Transfer out	—	—	(6)	(6)
Closing net book amount	—	—	1,383	1,383

Bank

Computer software and others

	Year ended 31 December	
	2006	2005
Opening net book amount	1,329	1,591
Additions	329	260
Amortization	(520)	(518)
Transfer in/(out)	9	(4)
Closing net book amount	1,147	1,329

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

24 Other assets (Continued)

(2) Land use rights

Land use rights represent the right to use land appropriated by the PRC Government. According to MLR [2004] No. 253 "Response Concerning the Disposal of Land Assets in the Restructuring of Bank of China" and MLR [2005] No. 165 "Response Concerning the Additional Disposal of Land Assets of Bank of China Limited" issued by the Ministry of Land and Resources, the rights to use 4,032 pieces of land originally appropriated by the PRC Government have been transferred to the Bank. The land must be used for the purposes originally approved by the PRC Government. Upon obtaining the rights to the use of the lands appropriated by the PRC Government for specified uses, the Bank can allocate the land in the form of capital contributions (through equity investment) or leases to direct investees of the Bank. If the use of the land is altered or the land is allocated to parties other than those mentioned above, applications for approval must be filed with the related municipal and county level land and resources authorities where the underlying pieces of land are located, and the fees for land assignments should be paid as required.

These land use rights are primarily used by the Bank for its operating activities. There were no significant alterations to the use of the land and no significant disposals to third parties during the years ended 31 December 2006 and 2005.

The carrying value of land use rights is analyzed based on the remaining terms of the leases as follows:

Group and Bank

	As at 31 December	
	2006	2005
Held outside Hong Kong		
on long-term lease (over 50 years)	27	21
on medium-term lease (10–50 years)	1,068	1,823
on short-term lease (less than 10 years)	13	6
	1,108	1,850

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

25 Due to central banks

Group

	As at 31 December	
	2006	2005
Special foreign exchange deposits from PRC Government agencies	**41,956**	28,873
Borrowings from central banks	**25**	520
Others	**393**	662
	42,374	30,055

Bank

	As at 31 December	
	2006	2005
Special foreign exchange deposits from PRC Government agencies	**41,956**	28,848
Borrowings from central banks	**—**	520
Others	**393**	662
	42,349	30,030

26 Government certificates of indebtedness for bank notes issued and bank notes in circulation

Bank of China (Hong Kong) Limited and Bank of China Macau Branch are note issuing banks for Hong Kong dollar and Macau Pataca notes in Hong Kong and Macau, respectively. Under local regulations, these two entities are required to place deposits of funds to the Hong Kong and Macau governments respectively to secure the currency notes in circulation.

Bank notes in circulation represent the liabilities in respect of Hong Kong Dollar notes and Macau Pataca notes in circulation, issued respectively by Bank of China (Hong Kong) Limited and Bank of China Macau branch.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

27 Derivative financial instruments and liabilities at fair value through profit or loss

Group

	As at 31 December	
	2006	2005
Derivative financial instruments liabilities (Note V.16)	**14,323**	15,752
Liabilities at fair value through profit or loss		
Structured deposits	**86,474**	70,069
Short positions in foreign currency debt securities	**8,690**	3,740
Short position in exchange fund bills	**3,561**	1,613
	98,725	75,422
	113,048	91,174

Bank

	As at 31 December	
	2006	2005
Derivative financial instruments liabilities (Note V.16)	**9,643**	11,606
Liabilities at fair value through profit or loss		
Structured deposits	**77,498**	63,507
Short positions in foreign currency debt securities	**3,943**	1,210
	81,441	64,717
	91,084	76,323

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

28 Due to customers

Group

	As at 31 December	
	2006	2005
Demand deposits		
Corporate customers	**979,653**	836,763
Individual customers	**770,583**	667,957
	1,750,236	1,504,720
Time deposits		
Corporate customers	**549,118**	511,983
Individual customers	**1,645,914**	1,554,369
	2,195,032	2,066,352
Security and margin deposits	**145,850**	128,392
Total	**4,091,118**	3,699,464

Bank

	As at 31 December	
	2006	2005
Demand deposits		
Corporate customers	**883,939**	747,059
Individual customers	**565,893**	492,876
	1,449,832	1,239,935
Time deposits		
Corporate customers	**434,924**	404,500
Individual customers	**1,334,994**	1,242,669
	1,769,918	1,647,169
Security and margin deposits	**138,815**	122,083
Total	**3,358,565**	3,009,187

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

29 Bonds issued

Group and Bank

	Issue date	Maturity date	Interest rate	As at 31 December 2006	As at 31 December 2005
Bonds issued					
1994 US Dollar Debt Securities	10 March 1994	15 March 2014	8.25%	173	179
Subordinated bonds issued					
2004 RMB Debt Securities[1]					
First Tranche	7 July 2004	20 July 2014	4.87%	14,070	14,070
Second Tranche	22 October 2004	16 November 2014	4.94%	12,000	12,000
2005 RMB Debt Securities[2]					
First Tranche	18 February 2005	4 March 2015	4.83%	15,930	15,930
Second Tranche (fixed rate)	18 February 2005	4 March 2020	5.18%	9,000	9,000
Second Tranche (floating rate)	18 February 2005	4 March 2015	floating rate	9,000	9,000
				60,000	60,000
				60,173	60,179

(1) Pursuant to Yinfu [2004] No. 35 "Response of the PBOC on the Issuance of Subordinated Bonds by Bank of China" and Yinjianfu [2004] No. 81 "Response of the CBRC on the Issuance of Subordinated Bonds by Bank of China", the Bank issued the following subordinated bonds:

The first tranche of subordinated bonds issued on 7 July 2004 has a maturity of 10 years, with a fixed coupon rate of 4.87%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 20 July 2009. If the Bank does not exercise this option, the annual coupon rate of the bonds for the second 5-year period shall be the original coupon rate plus 2.8%, and shall remain fixed for the remaining term of the bonds.

The second tranche of subordinated bonds issued on 22 October 2004 has a maturity of 10 years, with a fixed coupon rate of 4.94%, paid annually. The holders had the option to convert, at face value, all or part of the bonds to floating rate debt of an equivalent amount on 16 November 2005 or 16 November 2006. None of the bond holders exercised these options. The Bank has the option to redeem all or part of the bonds at face value on 16 November 2009. If the Bank does not exercise this option, the coupon rate for the second 5-year period shall be the original coupon rate plus 3%, and shall be fixed for the remaining term of the bonds.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

29 Bonds issued (Continued)

(2) The first tranche of subordinated bonds issued on 18 February 2005 has a maturity of 10 years, with a fixed coupon rate of 4.83%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2010. If the Bank does not exercise this option, the annual coupon rate of the bonds for the second 5-year period shall be the original coupon rate plus 3%, and shall remain fixed for the remaining term of the bonds.

The second tranche of subordinated bonds issued on 18 February 2005 comprises a fixed rate portion and a floating rate portion.

The second tranche of fixed rate subordinated bonds issued on 18 February 2005 has a maturity of 15 years, with a fixed coupon rate of 5.18%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2015. If the Bank does not exercise this option, the annual coupon rate of the bonds for the third 5-year period shall be the original coupon rate plus 3%, and shall remain fixed through the maturity date.

The second tranche of floating rate subordinated bonds issued on 18 February 2005 has a maturity of 10 years, with a floating rate based on a 7-day domestic money market rate, paid semi-annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2010. If the Bank does not exercise this option, the floating rate for the second 5-year period shall be the original floating rate plus 1%.

These RMB denominated bonds are subordinated to all other claims on the assets of the Bank, except those of the equity holders. In the calculation of the Group's capital adequacy ratio, these bonds qualify for inclusion as supplementary capital in accordance with the relevant CBRC guidelines.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

30 Other borrowings

Group

	As at 31 December	
	2006	2005
Special purpose borrowings[1]		
Export credit loans	**13,955**	17,147
Foreign government loans	**17,577**	18,414
Other subsidized loans	**14,474**	16,603
	46,006	52,164
Term loans and other borrowings[2]	**17,392**	—
	63,398	52,164

Bank

	As at 31 December	
	2006	2005
Special purpose borrowings[1]		
Export credit loans	**13,955**	17,147
Foreign government loans	**17,577**	18,414
Other subsidized loans	**14,474**	16,603
	46,006	52,164

(1) Special purpose borrowings are long-term borrowings in multiple currencies from foreign governments and/or banks in the form of export credit loans, foreign government loans and other subsidized loans. These special purpose loans are normally used to finance projects of special commercial purpose in the PRC and the Bank is obliged to repay these loans when they fall due.

As of 31 December 2006, the maturity of special purpose borrowings ranges from within 1 month to 36 years. The interest bearing special purpose borrowings bear floating and fixed interest rates ranging from 0.2% to 9.2%. These terms are consistent with those related to similar development loans from these entities.

(2) These term loans and other borrowings relate to the financing of the aircraft leasing business of SALE, a wholly owned subsidiary of the Bank.

As at 31 December 2006, these term loans and other borrowings have a maturity ranging from within 5 months to 12 years and bear floating and fixed interest rates ranging from 5.55% to 7.56%. The term loans and other borrowings of RMB16.2 billion are secured by aircraft of the Group. See Note V.22.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

31 Retirement benefit obligations

The Group recognizes a liability for the present value of the unfunded obligation relating to retirement benefits payable to certain retired and early retired employees in the consolidated balance sheet. As of 31 December 2006 and 2005, the actuarial liabilities in relation to the supplemental benefit obligation for employees who retired prior to 31 December 2003 and early retirement obligation existing at the respective year-end dates were RMB7,444 million and RMB7,052 million, which were assessed by Hewitt Associates LLC and BOC Group Life Assurance Company Limited respectively, using the projected unit credit actuarial cost method.

The amounts of retirement benefit costs recognized in the income statement comprise:

Group and Bank

	2006	2005
Interest cost	236	274
Net actuarial loss recognized in the year	1,155	3,084
Total (Note V.8)	1,391	3,358

The movements of the net liabilities recognized in the balance sheets are as follow:

Group and Bank

	2006	2005
At 1 January	7,052	4,274
Amounts recognized in the income statement as above	1,391	3,358
Benefits paid	(999)	(580)
At 31 December	7,444	7,052

Primary assumptions used:

	As at 31 December	
	2006	2005
Discount rate	3.60%	4.60%
Pension Benefit Inflation rate	2.00%	2.00%
Medical Benefit Inflation rate	7.12%	7.12%

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

32 Share option schemes

(1) *Share Appreciation Rights Plan*

In November 2005, the Bank's Board of Directors and equity holders approved and adopted a Share Appreciation Rights Plan under which eligible participants including directors, supervisors, management and other personnel designated by the Board, will be granted share appreciation rights, up to 25% of which will be exercisable each year beginning on the third anniversary date from the date of the grant. The share appreciation rights will be valid for seven years from the date of grant. Eligible participants will be entitled to receive an amount equal to the difference, if any, between the average closing market price of the Bank's H shares in the ten days prior to the date of grant and the average closing market price of the Bank's H shares in the 12 months prior to the date of exercise as adjusted for any change in the Bank's equity. The plan provides cash-settled share-based payment only and accordingly, no shares will be issued under the share appreciation rights plan.

No share appreciation rights were granted during the year ended 31 December 2006 and 2005, and no rights were outstanding under such plan as of 31 December 2006 and 2005.

(2) *Share Option Scheme and Sharesave Plan*

On 10 July 2002, the shareholders of BOCHK Holdings, approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the period from 10 July 2002 to 31 December 2006.

(3) *BOCHK Holdings Pre-listing Share Option Scheme*

On 5 July 2002, certain of the Bank's directors, senior management personnel and employees of the Group were granted options by BOC Hong Kong (BVI) Limited ("BOCHK (BVI)"), the immediate holding company of BOCHK Holdings, pursuant to a Pre-listing Share Option Scheme to purchase from BOCHK (BVI) an aggregate of 31,132,600 previously issued and outstanding shares of BOCHK Holdings for HKD8.50 per share. These options, with a ten-year term, vest ratably over four years from 25 July 2002. No further offers to grant any options under the Pre-listing Share Option Scheme will be made. The Group has no legal or constructive obligation to repurchase or settle the options in cash. The Group has taken advantage of the transitional provision of IFRS 2 under which the required recognition and measurements have not been applied to the options granted to employees of the Group on or before 7 November 2002.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

32 Share option schemes (Continued)

(3) *BOCHK Holdings Pre-listing Share Option Scheme (Continued)*

Details of the movement of share options outstanding are as follows:

	Directors and key management of BOCHK (BVI)	Other employees	Others[1]	Total number of share options
At 1 January 2006	**6,142,500**	**10,619,250**	**1,446,000**	**18,207,750**
Transferred	**239,000**	**(239,000)**	**—**	**—**
Less: Share options exercised during the year	**—**	**(4,278,700)**	**—**	**(4,278,700)**
Less: Share options lapsed during the year	**—**	**(43,500)**	**—**	**(43,500)**
At 31 December 2006	**6,381,500**	**6,058,050**	**1,446,000**	**13,885,550**
At 1 January 2005	6,142,500	12,849,300	1,446,000	20,437,800
Less: Share options exercised during the year	—	(2,121,550)	—	(2,121,550)
Less: Share options lapsed during the year	—	(108,500)	—	(108,500)
At 31 December 2005	6,142,500	10,619,250	1,446,000	18,207,750

(1) These represent share options held by former directors or former employees of BOCHK Holdings.

Regarding the share options exercised during the years ended 31 December 2006 and 2005 the weighted average share price of BOCHK Holdings' shares at the time of exercise was HKD16.50 (equivalent to RMB16.91), and HKD15.01 (equivalent to RMB15.61) respectively.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

33 Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority. The table below includes the deferred income tax assets and liabilities of the Group and the Bank after offsetting qualifying amounts:

Group

	As at 31 December	
	2006	2005
Deferred income tax assets	**21,396**	20,504
Deferred income tax liabilities	**(3,029)**	(2,136)
	18,367	18,368

Bank

	As at 31 December	
	2006	2005
Deferred income tax assets	**21,843**	20,389
Deferred income tax liabilities	**(32)**	(23)
	21,811	20,366

The movements of the deferred income tax account are as follows:

Group

	2006	2005
At 1 January	**18,368**	19,215
Credited/(charged) to income statement (Note V.10)	**91**	(962)
Available-for-sale securities	**622**	94
Acquisition of a subsidiary (Note V. 42)	**(786)**	—
Exchange differences	**72**	21
At 31 December	**18,367**	18,368

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

33 Deferred income taxes (Continued)

Bank

	2006	2005
At 1 January	20,366	21,518
Credited/(charged) to income statement	807	(636)
Available-for-sale securities	632	(498)
Exchange differences	6	(18)
At 31 December	21,811	20,366

Deferred income tax assets and liabilities are attributable to the following items:

Group

	As at 31 December	
	2006	2005
Deferred income tax assets		
Asset impairment provisions	20,205	17,744
Fair value changes of trading assets and other financial instruments at fair value through profit or loss, available-for-sale securities and derivative financial instruments	3,482	3,204
Statutory asset revaluation surplus	2,539	2,640
Pension and other benefit costs	821	578
Other temporary differences	699	311
	27,746	24,477
Deferred income tax liabilities		
Fair value changes of trading assets and other financial instruments at fair value through profit or loss, available-for-sale securities and derivative financial instruments	(5,124)	(3,643)
Depreciation of property and equipment	(1,688)	(442)
Fair value changes of investment property	(1,928)	(1,978)
Other temporary differences	(639)	(46)
	(9,379)	(6,109)
	18,367	18,368

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

33 Deferred income taxes (Continued)

Bank

	As at 31 December	
	2006	2005
Deferred income tax assets		
Asset impairment provisions	**20,103**	17,596
Fair value changes of trading assets and other financial instruments at fair value through profit or loss, available-for-sale securities and derivative financial instruments	**3,458**	3,159
Statutory asset revaluation surplus	**2,539**	2,640
Pension and other benefit costs	**821**	578
Other temporary differences	**91**	131
	27,012	24,104
Deferred income tax liabilities		
Fair value changes of trading assets and other financial instruments at fair value through profit or loss, available-for-sale securities and derivative financial instruments	**(5,124)**	(3,643)
Depreciation of property and equipment	**(69)**	(63)
Other temporary differences	**(8)**	(32)
	(5,201)	(3,738)
	21,811	20,366

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

33 Deferred income taxes (Continued)

The deferred income tax (charge)/credit in the income statement comprises the following temporary differences:

Group

	Year ended 31 December	
	2006	2005
Asset impairment provisions	**2,461**	1,466
Fair value changes of trading assets and other financial instruments at fair value through profit or loss, available-for-sale securities and derivative financial instruments	**(1,825)**	(2,229)
Pension and other benefit costs	**243**	183
Statutory asset revaluation surplus	**(101)**	(140)
Fair value changes of investment property	**(18)**	(172)
Other temporary differences	**(669)**	(70)
	91	(962)

Subsequent to the balance date on 16 March 2007, the National People's Congress approved the new PRC Enterprise Income Tax Law. The details and the Group's preliminary assessment of the impact of the relevant changes are discussed in Note V.43 (1).

34 Other liabilities

Group

	As at 31 December	
	2006	2005
Items in the process of clearance and settlement	**65,510**	52,957
Interest payable	**33,834**	27,024
Salary and welfare payable	**9,052**	6,031
Payable to the MOF (Note V.40 (1))	**8,680**	17,362
Allowance for litigation losses[1]	**1,985**	1,516
Others[2]	**34,395**	31,382
Total	**153,456**	136,272

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

34 Other liabilities (Continued)

Bank

	As at 31 December	
	2006	2005
Items in the process of clearance and settlement	**50,877**	48,829
Interest payable	**31,747**	25,291
Salary and welfare payable	**7,652**	5,389
Payable to the MOF (Note V.40 (1))	**8,680**	17,362
Allowance for litigation losses[1]	**1,783**	1,516
Others	**11,788**	14,147
Total	**112,527**	112,534

(1) Movements of allowance for litigation losses are as follows:

Group

	2006	2005
At 1 January	**1,516**	1,310
Provision for the year (Note V.7)	**897**	712
Utilized during the year	**(428)**	(506)
At 31 December (Note V. 38(1))	**1,985**	1,516

Bank

	2006	2005
At 1 January	**1,516**	1,310
Provision for the year	**692**	712
Utilized during the year	**(425)**	(506)
At 31 December (Note V. 38(1))	**1,783**	1,516

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

34 Other liabilities (Continued)

(2) Included in other liabilities of the Group are insurance liabilities as of 31 December 2006 and 31 December 2005 arising from insurance contracts analyzed as follows:

Group

	As at 31 December	
	2006	2005
Long term insurance contracts	14,625	8,383
General insurance contracts	2,200	2,079
Total insurance liabilities, net	16,825	10,462

35 Share capital and capital reserve

Group

	Number of ordinary shares (in millions)	Ordinary shares of RMB1 each	Capital reserve	Treasury shares	Total
Balance at 1 January 2005	186,390	186,390	(10,432)	—	175,958
Issue of ordinary shares (net of issuance costs)[1]	23,037	23,037	3,964	—	27,001
Capital contribution from an equity holder[4]	—	—	500	—	500
Others	—	—	14	—	14
Balance at 31 December 2005/ 1 January 2006	209,427	209,427	(5,954)	—	203,473
Issue of ordinary shares (net of issuance costs)[1]	44,412	44,412	72,567	—	116,979
Purchase of treasury Shares[3]	(50)	—	—	(216)	(216)
Others	—	—	4	—	4
Balance at 31 December 2006	253,789	253,839	66,617	(216)	320,240

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

35 Share capital and capital reserve (Continued)

Bank

	Number of ordinary shares (in millions)	Ordinary shares of RMB1 each	Capital reserve	Treasury shares	Total
Balance at 1 January 2005	186,390	186,390	(10,511)	—	175,879
Issue of ordinary shares (net of issuance costs)[1]	23,037	23,037	3,964	—	27,001
Capital contribution from an equity holder[4]	—	—	500	—	500
Others	—	—	(7)	—	(7)
Balance at 31 December 2005/ 1 January 2006	**209,427**	**209,427**	**(6,054)**	**—**	**203,373**
Issue of ordinary shares (net of issuance costs)[1]	**44,412**	**44,412**	**72,219**	**—**	**116,631**
Others	—	—	**1**	—	**1**
Balance at 31 December 2006	**253,839**	**253,839**	**66,166**	**—**	**320,005**

As at 31 December 2006, the Bank's share capital is as follows:

Domestic listed A shares, par value RMB1.00 per share[2]	**177,818,910,740**
Overseas listed H shares, par value RMB1.00 per share[2]	**76,020,251,269**
Total	**253,839,162,009**

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

35 Share capital and capital reserve (Continued)

(1) In December 2005, the Bank issued 23,037,009,860 ordinary shares with a par value of RMB1 per share to certain strategic investors for total consideration of RMB27,057 million.

In March 2006, the Bank issued 8,514,415,652 ordinary shares to the National Council for Social Security Fund at a cash consideration of RMB10,000 million including share premium of RMB1,481 million.

In June 2006, the Bank issued 29,403,878,000 H shares with a par value of RMB1 per share, with share premium totaling RMB58,128 million (net of share issuance costs of RMB2,435 million), through a global offering to Hong Kong and overseas investors ("Global Offering"). As part of the Global Offering, 46,616,373,269 shares owned by equity holders prior to the Global Offering, except Huijin, were converted into H shares. Each of these investors, with the exception of Huijin, had previously entered into separate investor rights agreements with Huijin and the Bank. Among other things, the provisions of these investor rights agreements included net asset protection, price protection and put options where Huijin has agreed to undertake to meet the settlement of these rights and obligations. Except for the net asset protection which will expire in 2008, the related price protection and put option rights lapsed following the completion of the Global Offering by the Bank. The Bank has no obligation to Huijin with respect to the potential settlement of these rights and obligations.

In June 2006, the Bank issued 6,493,506,000 A shares with a par value of RMB1 per share with share premium totaling RMB12,958 million (net of share issuance costs of RMB549 million), through the A share initial public offering to domestic investors. Upon the completion of the A share initial public offering, 171,325,404,740 shares held by Huijin prior to the A share initial public offering were converted into A shares.

(2) All A shares and H shares rank *pari passu* with the same rights and benefits.

(3) As at 31 December 2006, a wholly owned subsidiary of the Group held certain listed shares of the Bank in relation to its derivative and arbitrage business. These shares are treated as treasury shares, a deduction from shareholders' equity. Gains and losses on sale or redemption of the treasury shares are credited or charged to reserves. The total number of treasury shares as at 31 December 2006 was 50 million (2005: Nil).

(4) In accordance with the resolution of the seventh extraordinary meeting of the shareholder in 2005, Huijin agreed to make a payment of RMB500 million, funded by a specific dividend paid by the Bank relating to 2004 undistributed profits, as initial funding for the Bank's Annuity Plan. This payment has been recorded as a capital contribution in the capital reserve and as an operating expense in the income statement in 2005 (Note V.8).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

36 Statutory reserves, general and regulatory reserves and undistributed profits

Group

	Statutory reserves	General and regulatory reserves	Undistributed profits	Total
Balance at 1 January 2006	**5,987**	**5,109**	**10,188**	**21,284**
Net profit	—	—	**42,830**	**42,830**
Appropriation to statutory reserves[1]	**4,393**	—	**(4,393)**	—
Appropriation to general reserve and regulatory reserve[2]	—	**8,828**	**(8,828)**	—
Dividends[3]	—	—	**(1,375)**	**(1,375)**
Sale of shares in subsidiaries	—	**(3)**	**3**	—
Balance at 31 December 2006	**10,380**	**13,934**	**38,425**	**62,739**

	Statutory reserves	General and regulatory reserves	Undistributed profits	Total
Balance at 1 January 2005	3,140	419	16,547	20,106
Net profit	—	—	25,921	25,921
Appropriation to statutory reserves[1]	2,847	—	(2,847)	—
Appropriation to general reserve and regulatory reserve[2]	—	4,690	(4,690)	—
Adoption of equity accounting for investment in associates	—	—	2,194	2,194
Dividends[3]	—	—	(26,937)	(26,937)
Balance at 31 December 2005	5,987	5,109	10,188	21,284

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

36 Statutory reserves, general and regulatory reserves and undistributed profits (Continued)

Bank

	Statutory reserves	General and regulatory reserves	Undistributed profits	Total
Balance at 1 January 2006	5,465	2,618	(8,709)	(626)
Net profit	—	—	37,493	37,493
Appropriation to statutory reserves[1]	4,249	—	(4,249)	—
Appropriation to general reserve and regulatory reserve[2]	—	8,775	(8,775)	—
Dividends[3]	—	—	(1,375)	(1,375)
Balance at 31 December 2006	9,714	11,393	14,385	35,492

	Statutory reserves	General and regulatory reserves	Undistributed profits	Total
Balance at 1 January 2005	2,766	417	2,943	6,126
Net profit	—	—	20,185	20,185
Appropriation to statutory reserves[1]	2,699	—	(2,699)	—
Appropriation to general reserve and regulatory reserve[2]	—	2,201	(2,201)	—
Dividends[3]	—	—	(26,937)	(26,937)
Balance at 31 December 2005	5,465	2,618	(8,709)	(626)

(1) Statutory reserves

Under relevant PRC Laws, the Bank is required to transfer 10% of its net profit, as determined under PRC GAAP, to a non-distributable Statutory surplus reserve. Appropriation to the Statutory surplus reserve may cease when the balance of such reserves has reached 50% of the share capital. Subject to the approval of the shareholders, the Statutory surplus reserve can be used for replenishing the accumulated loss or increasing the Bank's share capital. The Statutory surplus reserve amount used to increase the share capital is limited to a level where the balance of Statutory surplus reserve after such capitalization is not less than 25% of the share capital.

In addition, some overseas branches and subsidiaries are required to transfer certain percentages of their net profit to the Statutory surplus reserve as stipulated by local banking authorities.

In accordance with a resolution of the Board of Directors dated 22 March 2007, the Bank appropriated 10% of the net profit for the year ended 31 December 2006 as reported in the PRC statutory financial statements to the Statutory surplus reserves, amounting to RMB4,249 million (2005: RMB2,749 million).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

36 Statutory reserves, general and regulatory reserves and undistributed profits (Continued)

(2) General and regulatory reserves

Pursuant to Caijin [2005] No. 49 "Measures on General Provision for Bad and Doubtful Debts for Financial Institutions" issued by MOF on 17 May 2005, banks and certain other financial institutions in the PRC are required to maintain an adequate allowance for impairment losses against their risk assets as defined. In addition to the specific allowance for impairment losses, financial institutions are required to establish and maintain a general reserve within Shareholders' equity, through the appropriation of income to address unidentified potential impairment losses. According to Caijin [2005] No.49, the general reserve should not be less than 1% of the aggregate amount of risk assets as defined by this policy, before any allowance for impairment losses at the balance sheet date. The Bank intends to achieve the required reserve level within 3 years.

In accordance with a resolution dated 22 March 2007 and on the basis of the Bank's profit for the year ended 31 December 2006, the Board of Directors of the Bank approved the appropriation of RMB8,764 million (2005: RMB2,184 million) to the general reserves for the year ended 31 December 2006. Total amount of general reserves achieved 40% of the required level.

The Regulatory reserve mainly refers to the reserve amount set aside by BOC Hong Kong (Group) Limited, a subsidiary of the Group, for general banking risks, including future losses or other unforeseeable risks. As at 31 December 2006 and 2005, the reserve amount set aside by BOC Hong Kong (Group) Limited was RMB2,533 million and RMB2,475 million respectively.

(3) Dividends

According to the 2004 profit distribution plan approved at the second extraordinary general shareholder's meeting held on 7 September 2005, the Bank distributed a cash dividend of RMB0.076 per ordinary share totalled RMB14,200 million.

According to the profit distribution plan for the first half of 2005 approved at the seventh extraordinary general shareholders' meeting held on 31 December 2005, the Bank distributed a cash dividend of RMB0.068 per ordinary shares totalled RMB12,737 million to the equity holder of the Bank as of 29 December 2005.

According to the 2005 profit distribution plan approved at a post-adjournment session of the Annual General Meeting held on 30 April 2006, the Bank distributed a dividend of RMB0.0066 per ordinary share totalled RMB1,375 million to the equity holders of the Bank as of 31 December 2005.

A dividend in respect of 2006 of RMB0.04 per share, amounting to a total dividend of RMB10,154 million is to be proposed for approval at the Annual General Meeting to be held on 14 June 2007. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of undistributed profits in the year ending 31 December 2007.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

37 Reserve for fair value changes of available-for-sale securities

Group

	2006	2005
At 1 January	1,899	2,730
Net (losses)/gains from changes in fair value	(1)	813
Net (gains)/losses transferred to net profit on disposal	(508)	525
Reversal of fair value changes of Huaneng International Power Development Corporation (Note V.21)	—	(2,254)
Deferred income taxes	619	85
At 31 December	2,009	1,899

Bank

	2006	2005
At 1 January	280	(815)
Net (losses)/gains from changes in fair value	(2,237)	835
Net losses transferred to net profit on disposal	287	758
Deferred income taxes	632	(498)
At 31 December	(1,038)	280

38 Contingent liabilities and commitments

(1) *Legal proceedings*

As at 31 December 2006, the Group was involved in certain lawsuits as defendants arising from its normal business operations. As at 31 December 2006 and 2005, provisions of RMB1,985 million and RMB1,516 million were made based on court judgments or the advice of counsel. After consulting legal professionals, management of the Group believes that the ultimate outcome of these lawsuits will not have a material impact on the financial position or operations of the Group. Allowances for litigation losses based on the opinions of the Group's internal and external legal counsel are set forth in Note V.34.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

38 Contingent liabilities and commitments (Continued)

(2) *Assets pledged*

Assets pledged as collateral for repurchase and short positions with other banks and financial institutions are set forth in the tables below. As at 31 December 2006, the Group and the Bank had such Repo agreements and short positions amounting to RMB54,806 million (2005: RMB62,108 million) and RMB51,245 million (2005: RMB59,340 million) respectively. All such agreements mature within twelve months from inception.

Group

	As at 31 December	
	2006	2005
Precious metals	—	2,617
Bills (Note V.17)	—	11,968
Debt securities (Note V.18(7))	**55,212**	49,658
Total	**55,212**	64,243

Bank

	As at 31 December	
	2006	2005
Precious metals	—	2,617
Bills (Note V.17)	—	11,968
Debt securities (Note V.18(7))	**51,632**	45,106
Total	**51,632**	59,691

The Group has accepted cash collateral and security collateral that it is permitted to sell or re-pledge in connection with its Reverse repo agreements and securities lending transactions. The fair value of the collateral accepted by the Group and the Bank was RMB77,657 million (2005: RMB69,789 million) as of 31 December 2006. Both the Group and the Bank had an obligation to return collateral that it has sold with a fair value of RMB3,728 million (2005: RMB1,130 million) as of 31 December 2006.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

38 Contingent liabilities and commitments (Continued)

(3) *Capital commitments*

Group

	As at 31 December	
	2006	2005
Contracted but not provided for	**38,741**	1,893
Authorized but not contracted for	**1,536**	2,687
	40,277	4,580

Bank

	As at 31 December	
	2006	2005
Contracted but not provided for	**3,210**	1,731
Authorized but not contracted for	**1,531**	2,671
	4,741	4,402

(4) *Operating leases*

According to the irrevocable operating lease contracts, the minimum rental payments that should be paid by the Group and the Bank in the future are summarized as follows:

Group

	As at 31 December	
	2006	2005
Within one year	**1,604**	1,371
One to two years	**1,281**	1,085
Two to three years	**969**	807
Above three years	**2,832**	2,546
	6,686	5,809

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

38 Contingent liabilities and commitments (Continued)

(4) *Operating leases (Continued)*

Bank

	As at 31 December	
	2006	2005
Within one year	**1,286**	1,157
One to two years	**1,069**	949
Two to three years	**863**	756
Above three years	**2,808**	2,532
	6,026	5,394

(5) *Certificate Treasury Bond redemption commitments*

The Bank is entrusted by the MOF to underwrite certain Certificate Treasury Bonds. The investors of Certificate Treasury Bonds have a right to redeem the bonds at par any time prior to maturity and the Bank is committed to redeem those bonds. The redemption price is the principal value of the Certificate Treasury Bonds plus unpaid interest in accordance with the early redemption arrangement.

As at 31 December 2006, the principal value of the bonds amounts to RMB84,500 million (2005: RMB80,965 million). The original maturities of these bonds vary from 1 to 5 years. As the deposits base rate established by PBOC is currently lower than the yields on all issue of Certificate Treasury Bonds, management expects the amount of redemption before the maturity dates of those bonds through the Bank will not be material.

The MOF will not provide funding for the early redemption of these Certificate Treasury Bonds on a back-to-back basis but will pay interest and repay the principal at maturity.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

38 Contingent liabilities and commitments (Continued)

(6) *Credit commitments*

Group

	As at 31 December	
	2006	2005
Credit commitments[i]		
with an original maturity of under one year	**212,179**	182,965
with an original maturity of one year or over	**258,392**	201,745
Acceptances	**217,093**	195,234
Letters of guarantee issued	**290,205**	212,987
Letters of credit issued	**109,083**	101,195
Others	**870**	1,636
Total	**1,087,822**	895,762

Bank

	As at 31 December	
	2006	2005
Credit commitments[i]		
with an original maturity of under one year	**98,392**	72,359
with an original maturity of one year or over	**211,520**	169,322
Acceptances	**212,163**	191,034
Letters of guarantee issued	**286,050**	202,994
Letters of credit issued	**93,613**	86,824
Others	**490**	1,431
Total	**902,228**	723,964

(i) Credit commitments represent general credit facility limits for our corporate customers. These credit facilities may be drawn in the form of cash advances or the issuance of letters of credit, acceptances or letters of guarantee.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

38 Contingent liabilities and commitments (Continued)

(7) *Credit risk weighted amounts of off balance sheet exposures*

Group

	As at 31 December	
	2006	2005
Contingent liabilities and commitments	**413,678**	329,697

The credit risk weighted amounts are the amounts calculated in accordance with the guidelines issued by the CBRC and are dependent on, among other factors, the creditworthiness of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments.

The credit risk weighted amounts stated above have not taken into account the effects of netting arrangements.

39 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with an original maturity of less than three months:

Group

	As at 31 December	
	2006	2005
Cash and due from banks (Note V.12)	**38,805**	40,087
Balances with central banks (Note V.13)	**101,776**	108,149
Placements with banks and other financial institutions (Note V.14)	**305,618**	233,301
Short term bills and notes (Note V.18(5))	**73,745**	15,575
Total	**519,944**	397,112

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Related party transactions

Related parties are those parties that have the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities. The Group is subject to the control of the State Council of the PRC Government through Huijin.

(1) *Financial restructuring arrangements with the MOF*

As at 31 December 2006, the Group had a liability of RMB8,680 million (2005: RMB17,362 million) to the MOF in respect of the excess of the appraised value of the net assets of the Bank as at 31 December 2003 over the amount of the share capital of the Bank as at the date of the government directed financial restructuring which involved the sales of non performing loans and policy related assets and various capital injections by the government through Huijin in the conversion of the Bank into a joint stock limited company during 2003 and 2004. This liability included in "other liabilities" is non-interest bearing and is to be paid in four annual installments before 31 December 2008 (Note V.34).

(2) *Transactions with the MOF and the PBOC*

The Group enters into banking transactions with the MOF and the PBOC in the normal course of business. These include purchase and redemption of investment securities issued by the MOF and the PBOC; maintenance of mandatory reserves; other deposits and amounts due to the PBOC; underwriting and distribution of Certificate Treasury Bonds issued by the MOF through the Group's branch network and earning commission income based on such bonds sold. Details of mandatory reserves and other deposits with and investments in securities issued by the PBOC are set out in Note V.13 and Note V.18 respectively. Details of foreign currency spot and swap transactions with the PBOC are set out in Note III.5 and Note V.16. Details of balances due to the PBOC are set out in Note V.25. Details of other transactions and balances are set forth below.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Related party transactions (Continued)

(2) *Transactions with the MOF and the PBOC (Continued)*

(i) *Treasury bonds and PBOC bonds*

The Group purchases and redeems bonds issued by the MOF and the PBOC. The volume of such transactions and related interest rate range for the years ended 31 December 2006 and 2005 and the outstanding balances as of the respective year end dates are set out below:

	Year ended 31 December	
	2006	2005
Purchases during the year	**574,169**	642,574
Redemption/sales during the year	**570,554**	384,559
Interest rate range (Note V.40(7))	**1.22%–9.00%**	0.41%–9.00%
	2006	2005
Outstanding balance at 1 January	**533,625**	271,120
Outstanding balance at 31 December	**539,828**	533,625

(ii) *Transactions with the MOF in relation to the underwriting and distribution of Certificate Treasury Bonds*

The Group underwrites Certificate Treasury Bonds issued by the MOF and undertakes the role of a distributor of these bonds through its branch network and earns commission income based on the amount of such bonds sold (Note V.38(5)).

	Year ended 31 December	
	2006	2005
Total distribution of Certificate Treasury Bonds in the year	**25,350**	26,000
Commission income earned in the year	**269**	252
	2006	2005
Outstanding balance at 1 January	**10,185**	8,717
Outstanding balance at 31 December	**12,800**	10,185

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Related party transactions (Continued)

(3) *Transactions with Huijin*

Huijin became the equity holder of the Bank from 30 December 2003. As of December 31 2006, Huijin owned a 67.49% equity interest in the Bank following the completion of the Bank's Global Offering and A share initial public offering.

In 2005, the Bank entered into a foreign currency option agreement with Huijin (as discussed in detail in Note V.16 (2)) to reduce its foreign currency exposure and as at 31 December 2006 and 2005, the outstanding notional amount of the foreign currency option agreement was USD18 billion.

On 15 May 2006, a dividend of RMB1,375 million, relating to the year ended 31 December 2005 was paid to Huijin, in accordance with the approval by the equity holders at a post-adjournment session of the Annual General Meeting on 30 April 2006.

In accordance with the resolution of the seventh Extraordinary Meeting of the Shareholder in 2005, Huijin agreed to the appropriation of RMB500 million of distributed dividends in 2004, as start-up funding for the Bank's new annuity plan, as discussed in Note II.22. This payment has been recorded as a capital contribution in the Capital Reserve and as an operating expense in the income statement for the year ended December 31, 2005. See Note V.8.

Deposit

	2006	2005
At 1 January	**38,869**	—
Deposits received during the year	**288,128**	42,972
Deposits repaid during the year	**(304,937)**	(4,103)
At 31 December	**22,060**	38,869

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Related party transactions (Continued)

(4) *Transactions with other companies controlled by Huijin*

Huijin also has controlling equity interests in certain other bank and non-bank entities in the PRC. The Group enters into banking transactions with these companies in the normal course of its business. These include trading assets, investment securities and money market transactions.

The volume of such transactions and related interest rate range for the years ended 31 December 2006 and 2005 and the outstanding balances with these companies as of 31 December 2006 and 2005 are as follows:

(i) *Trading assets and investment securities*

	Year ended 31 December	
	2006	2005
Purchases during the year	**1,207**	1,499
Redemptions/sales during the year	**1,804**	1,218
Interest rate range (Note V.40 (7))	**3.15%–6.54%**	0.26%–5.90%
	2006	2005
Outstanding balance at 1 January	**2,400**	2,183
Outstanding balance at 31 December	**1,762**	2,400

(ii) *Due from banks*

	Year ended 31 December	
	2006	2005
Interest rate range (Note V.40 (7))	**0.00%–5.40%**	0.00%–3.74%
	2006	2005
Outstanding balance at 1 January	**88**	94
Outstanding balance at 31 December	**121**	88

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Related party transactions (Continued)

(4) *Transactions with other companies controlled by Huijin (Continued)*

(iii) *Placements with banks and other financial institutions*

	Year ended 31 December	
	2006	2005
Interest rate range (Note V.40 (7))	**2.40%–6.05%**	0.37%–5.50%
	2006	2005
Outstanding balance at 1 January	**2,318**	3,537
Outstanding balance at 31 December	**1,662**	2,318

(iv) *Due to banks and other financial institutions*

	Year ended 31 December	
	2006	2005
Interest rate range (Note V.40 (7))	**0.00%–3.00%**	0.00%–2.50%
	2006	2005
Outstanding balance at 1 January	**2,076**	1,895
Outstanding balance at 31 December	**1,971**	2,076

(v) *Placements from banks and other financial institutions*

	Year ended 31 December	
	2006	2005
Interest rate range (Note V.40 (7))	**0.99%–4.25%**	0.09%–4.50%
	2006	2005
Outstanding balance at 1 January	**243**	—
Outstanding balance at 31 December	**106**	243

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Related party transactions (Continued)

(5) *Transactions with other state controlled entities*

The Bank is subject to the control of the State Council of the PRC Government through Huijin, which also directly and indirectly controls a significant number of entities through its government authorities, agencies and affiliates. Accordingly, the Group has extensive transactions with other state controlled entities. The nature of these transactions for the year ended 31 December 2006 and 2005, conducted in the ordinary course of business, includes, but is not limited to, the following:

— Lending, provision of credit and guarantees and deposit taking;

— Inter-bank balance taking and placing;

— Sale, purchase, underwriting and redemption of bonds issued by other state controlled entities;

— Rendering of foreign exchange, remittance, investment related services;

— Entrusted lending and provision of other custody services; and

— Purchasing of utilities, telecommunication and postal services.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Related party transactions (Continued)

(5) *Transactions with other state controlled entities (Continued)*

(i) *Due from banks*

	Year ended 31 December	
	2006	2005
Interest rate range (Note V.40 (7))	**0.00%–11.00%**	0.00%–4.67%
	2006	2005
Outstanding balance at 1 January	**3,547**	2,085
Outstanding balance at 31 December	**3,499**	3,547

No allowance for impairment losses on amounts due from banks has been recognized during the years ended 31 December 2006 and 2005.

(ii) *Placements with banks and other financial institutions*

	Year ended 31 December	
	2006	2005
Interest rate range (Note V.40 (7))	**0.07%–7.40%**	0.00%–6.09%
	2006	2005
Outstanding balance at 1 January	**68,794**	55,747
Outstanding balance at 31 December	**42,963**	68,794
Allowance for impairment losses	**(499)**	(546)

Impairment losses on placements with banks and other financial institutions recognized at 31 December 2006 and 2005 are immaterial.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Related party transactions (Continued)

(5) *Transactions with other state controlled entities (Continued)*

(iii) *Loans and advances to customers*

As at 31 December 2006 and 2005, corporate loans accounted for 76% and 77%, respectively of the total loans and advances to customers. The remaining balances comprise personal loans primarily to individuals which are not individually significant. The Group's 3,000 largest outstanding corporate loans to single customers as at 31 December 2006 and 2005 (those with balances exceeding RMB100 million) accounted for 57.3% and 58.6%, respectively of the total outstanding corporate loans, amounting to RMB1,060,326 million and RMB1,003,638 million. Given that these large loans accounted for the majority of the Group's total corporate loan balances, the management is of the opinion that disclosure of related party transactions of these large borrowers as identified by management set forth below demonstrates the potential effect of the Group's lending to other state controlled entities.

	Year ended 31 December	
	2006	2005
Interest rate range (Note V.40 (7))	**0.20%–18.24%**	0.72%–16.99%
Impairment losses on individually assessed loans and advances for the year	**5,169**	4,741
	2006	2005
Outstanding balance at 1 January[1]	**471,500**	547,416
Outstanding balance at 31 December	**576,653**	638,460
Allowance for impairment losses on individually assessed loans and advances at 31 December	**(11,988)**	(14,308)

(1) For the years ended 31 December 2006 and 2005, the population of accounts was based on balances as of 31 December in the respective year.

The maturity analysis set out in Note III.7 gives an overview of the average turnover of the loan portfolio which provides a basis for assessing the average turnover of the loans and advances to related parties.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Related party transactions (Continued)

(5) *Transactions with other state controlled entities (Continued)*

(iv) *Trading assets and investment securities*

	Year ended 31 December	
	2006	2005
Purchases during the year	**276,278**	192,532
Redemptions/sales during the year	**245,303**	95,920
Interest rate range (Note V.40 (7))	**0.48%–8.25%**	0.39%–9.20%
	2006	2005
Outstanding balance at 1 January	**319,039**	222,084
Outstanding balance at 31 December	**349,173**	319,039
Allowance for impairment losses at 31 December	**(152)**	(156)

(v) *Due to banks and other financial institutions*

	Year ended 31 December	
	2006	2005
Interest rate range (Note V.40 (7))	**0.00%–4.82%**	0.00%–3.75%
	2006	2005
Outstanding balance at 1 January	**87,033**	54,802
Outstanding balance at 31 December	**124,466**	87,033

(vi) *Placements from banks and other financial institutions*

	Year ended 31 December	
	2006	2005
Interest rate range (Note V.40 (7))	**0.01%–7.60%**	0.00%–7.08%
	2006	2005
Outstanding balance at 1 January	**152,409**	84,813
Outstanding balance at 31 December	**104,486**	152,409

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Related party transactions (Continued)

(5) *Transactions with other state controlled entities (Continued)*

(vii) *Due to customers*

As at 31 December 2006 and 2005, approximately 59% and 60%, respectively of the balances due to customers are represented by balances due to personal customers which are not individually significant. Of the remaining 41% and 40%, of the balances due to customers as at 31 December 2006 and 2005, respectively, 47% and 50%, are represented by the Group's 4,000 largest corporate deposits amounting to RMB793,519 million and RMB728,475 million, respectively. Given that these deposits accounted for a significant portion of the Group's total corporate deposit balances, the management is of the opinion that disclosure of related party transactions of these large deposits as identified by the Group's management as set forth below demonstrates the potential effect of the Group's deposits from other state controlled entities.

	Year ended 31 December	
	2006	2005
Interest rate range (Note V.40 (7))	**0.00%–8.40%**	0.00%–6.40%
	2006	2005
Outstanding balance at 1 January[1]	**343,169**	299,827
Outstanding balance at 31 December	**464,088**	463,980

(1) For the years ended 31 December 2006 and 2005, the population of accounts was based on balances as of 31 December in the respective year.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Related party transactions (Continued)

(6) *Transactions with associates and joint ventures*

The Group enters into banking transactions with associates and joint ventures in the normal course of business at commercial terms. These include loans and advances, deposit taking and such other normal banking businesses. The outstanding balances with associates and joint ventures and related allowance for impairment losses as of the respective year end dates, and the volume of transactions for the years ended 31 December 2006 and 2005 are stated below. The related interest income and expense amounts are not considered significant.

(i) *Loans and advances*

	2006	2005
Outstanding balance as of 1 January	**7,240**	1,246
Granted during the year	**381**	8,128
Repaid during the year	**(6,616)**	(989)
Write-off and other changes during the year	**(191)**	(1,145)
Outstanding balance as of 31 December	**814**	7,240
Allowance for impairment losses	**(18)**	(119)

(ii) *Deposits*

	2006	2005
Outstanding balance as of 1 January	**856**	1,227
Received during the year	**6,498**	3,879
Repaid and other changes during the year	**(4,065)**	(4,250)
Outstanding balance as of 31 December	**3,289**	856

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Related party transactions (Continued)

(6) *Transactions with associates and joint ventures (Continued)*

(iii) *Trading assets and investment securities*

	2006	2005
Purchases during the year	—	1,307
Redemptions/sales during the year	188	1,123
Interest rate range (Note V.40 (7))	2.70–2.92%	1.61–2.92%
	2006	**2005**
Outstanding balance at 1 January	188	—
Outstanding balance at 31 December	—	188

(7) *Interest rate*

Interest rate disclosed in Note V.40(2) to (6) varies across product groups and transactions depending on maturity, credit risk of the counterparty and currency. In particular, given local market conditions, the spread of certain significant or long dated transactions can vary across the market.

(8) *Transactions with key management personnel*

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Executive officers.

The Group enters into banking transactions with key management personnel in the normal course of business. During 2006 and 2005, there were no material transactions and balances with key management personnel on an individual basis.

The key management compensation for the year ended 31 December 2006 and 2005 is detailed as follows:

	Year ended 31 December	
	2006	2005
Short-term employment benefits	32	30
Post-employment benefits	1	1
Total	33	31

Included in the above key management compensation are RMB3.90 million and RMB3.34 million paid by Huijin in 2006 and 2005, respectively.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

41 Balances with subsidiaries

Included in the following captions of the Bank's Balance sheets are balances with subsidiaries:

	As at 31 December	
	2006	2005
Due from banks	**3,234**	5,154
Placements with other banks and financial institutions	**36,673**	27,128
Due to other banks	**(4,111)**	(6,787)
Placements from other banks and financial institutions	**(11,647)**	(13,441)

42 Acquisition of subsidiaries

On 15 December 2006, Bank of China Group Investment Limited, a wholly owned subsidiary of the Bank, acquired 100% of the share capital of SALE for cash consideration of USD978 million (RMB7,627 million equivalent). See Note V.20.

The operating income of the acquired company was not significant to the Group for the year ended 31 December 2006.

The details of the fair value of the assets and liabilities acquired and goodwill arising as at 15 December 2006 are as follows:

	Fair value	Acquiree's carrying amount
Cash and cash equivalents	**2,254**	**2,254**
Property and equipment	**21,901**	**21,693**
Intangible assets	**1,856**	**—**
Other assets	**428**	**428**
Deferred income tax liabilities	**(777)**	**(260)**
Other liabilities	**(19,910)**	**(19,910)**
Net assets acquired	**5,752**	**4,205**
Goodwill (Note V.24)	**1,875**	
Total purchase consideration paid by cash	**7,627**	
Less: Cash and cash equivalents in subsidiary acquired	**(2,254)**	
Net cash outflow on acquisition	**5,373**	

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

42 Acquisition of subsidiaries (Continued)

The goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise. Fair value of assets and liabilities acquired were based on discounted cash flow models.

There was no provision required in connection with this acquisition.

43 Events after the balance sheet date

(1) On 16 March 2007, the National People's Congress approved the new PRC Enterprise Income Tax Law. This legislation reduces the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 2008. This reduction in enterprise income tax rate will directly reduce the Group's effective tax rate, and the Group will benefit from this prospectively from 2008. The tax rate reduction will also affect the carrying value of the net deferred tax assets of the Group's domestic operations as IAS 12 requires deferred tax items to be written down to reflect future realization at the newly enacted tax rate of 25% upon approval by the National People's Congress. The Group has performed a preliminary assessment based on the relevant net deferred tax asset balance as at 31 December 2006 and estimated that the amount of write-down will be approximately RMB4.4 billion.

(2) Subsequent to the balance sheet date, the Bank exercised three tranches of the Huijin option, having a notional amount of USD4.5 billion and also entered into certain foreign exchange spot transactions of USD6.8 billion to further reduce its net foreign currency exposure. See Note III.5 (i).

Concurrently the Bank entered into a series of CIRS, having a notional amount of USD11.3 billion. See Note III.5 (i).

Unaudited Supplementary Financial Information

(Amount in millions of Renminbi, unless otherwise stated)

1 LIQUIDITY RATIOS

	As at 31 December	
	2006	2005
RMB current assets to RMB current liabilities	**37.65%**	48.92%
Foreign currency current assets to foreign currency current liabilities	**64.14%**	87.36%

The above liquidity ratios are calculated in accordance with the formula promulgated by the PBOC and CBRC and based on the financial information prepared in accordance with PRC GAAP as at 31 December 2006 and 2005.

The basis of calculation for the 2006 liquidity ratios has taken into consideration the changes pursuant to Yin Jian Fa [2006] No. 175 issued by the CBRC whereby "Other liabilities due within one month" are also included as current liabilities and hence reducing the liquidity ratios so derived compared to 2005.

2 CAPITAL ADEQUACY RATIOS

	As at 31 December	
	2006	2005
Core capital adequacy ratio	**11.44%**	8.08%
Capital adequacy ratio	**13.59%**	10.42%

The above capital adequacy ratios are calculated in accordance with the rules and regulations promulgated by the CBRC and based on the financial information prepared in accordance with PRC GAAP as at 31 December 2006 and 2005.

(Amount in millions of Renminbi, unless otherwise stated)

3 CAPITAL ADEQUACY RATIO RELATED COMPONENTS

The capital adequacy ratio related components used in the calculation of the adequacy ratios as of 31 December 2006 and 2005 presented in Note 2 above, calculated based on the financial information prepared in accordance with PRC GAAP, are analyzed below. All figures included in the calculation are extracted from the PRC GAAP financial statements of the Group.

	As at 31 December	
	2006	2005
Components of Capital base		
Core capital:		
Share capital	**253,623**	209,427
Reserves	**126,916**	25,795
Minority interest	**29,560**	28,778
Total core capital	**410,099**	264,000
Supplementary capital:		
General provisions	**28,315**	25,677
Long-term subordinated bonds issued	**60,000**	60,000
Others	**(2,439)**	(1,380)
Gross value of supplementary capital	**85,876**	84,297
Total capital base before deductions	**495,975**	348,297
Deductions:		
Goodwill	**(1,875)**	—
Investments in non-consolidated financial institutions	**(4,371)**	(2,877)
Investment properties	**(5,141)**	(5,697)
Investments in non-financial institutions	**(13,226)**	(13,486)
Total capital base after deductions	**471,362**	326,237
Core capital base after deductions[1]	**396,855**	252,970
Risk-weighted assets and market risk capital adjustment		
Risk-weighted assets and market risk capital adjustment	**3,469,017**	3,131,002

(1) Pursuant to the relevant regulations, 100% of goodwill and 50% of other deductions were applied in deriving the core capital base.

4 CURRENCY CONCENTRATIONS OTHER THAN RMB

	Equivalent in millions of RMB			
	USD	HKD	Others	Total
As at 31 December 2006				
Spot assets	**1,293,462**	**673,839**	**323,070**	**2,290,371**
Spot liabilities	**(698,037)**	**(692,564)**	**(281,209)**	**(1,671,810)**
Forward purchases	**354,019**	**132,513**	**144,966**	**631,498**
Forward sales	**(694,752)**	**(47,811)**	**(182,891)**	**(925,454)**
Net option position*	**(133,930)**	**(1,446)**	**(1,456)**	**(136,832)**
Net long position	**120,762**	**64,531**	**2,480**	**187,773**
Net structural position	**23,300**	**23,173**	**4,072**	**50,545**
As at 31 December 2005				
Spot assets	1,098,680	635,734	300,855	2,035,269
Spot liabilities	(669,188)	(628,115)	(277,674)	(1,574,977)
Forward purchases	276,202	141,283	160,668	578,153
Forward sales	(367,380)	(65,733)	(172,536)	(605,649)
Net option position*	(141,639)	(1,637)	(1,834)	(145,110)
Net long position	196,675	81,532	9,479	287,686
Net structural position	320	21,373	3,745	25,438

* The net option position is calculated using the delta equivalent approach as set out in the requirements of the banking return of the Hong Kong Monetary Authority.

Included in the spot assets and liabilities and net long position above are those positions related to the Group's overseas subsidiaries and branches. Such positions are excluded from the net structural position above.

(Amount in millions of Renminbi, unless otherwise stated)

4 CURRENCY CONCENTRATIONS OTHER THAN RMB (Continued)

On the basis that these positions are excluded from the spot assets, spot liabilities and net long position; and are included in the net structural position, the positions would be as follows. All exchange differences arising from the translation of the net structural position shown below are recognized under the "Currency translation differences" as a separate component of equity, and therefore do not impact the Group's profit or loss.

	Equivalent in millions of RMB			
	USD	HKD	Others	Total
As at 31 December 2006				
Net long position	142,546	(9,691)	(8,317)	124,538
Net structural position	1,516	97,395	14,869	113,780
As at 31 December 2005				
Net long position	197,107	9,868	(74)	206,901
Net structural position	(112)	93,037	13,298	106,223

5 CROSS-BORDER CLAIMS

The Group is principally engaged in business operations within Chinese Mainland, and regards all claims on third parties outside Chinese Mainland as cross-border claims.

Cross-border claims include balances with central banks, placements with banks and other financial institutions, government certificates of indebtedness for bank notes issued, trading assets and other financial instruments at fair value through profit or loss, loans and advances to customers and investment securities.

5 CROSS-BORDER CLAIMS (Continued)

Cross-border claims have been disclosed by different country or geographical areas. A country or geographical area is reported where it constitutes 10% or more of the aggregate amount of cross-border claims, after taking into account any risk transfers. Risk transfer is only made if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	Banks and other financial institutions	**Public sector entities**	**Others**	**Total**
As at 31 December 2006				
Asia Pacific excluding Chinese Mainland				
— Hong Kong	**22,622**	**22,438**	**351,754**	**396,814**
— Other Asia Pacific locations	**122,713**	**60,160**	**58,340**	**241,213**
	145,335	**82,598**	**410,094**	**638,027**
North and South America	**270,758**	**239,871**	**168,179**	**678,808**
Europe	**357,164**	**74,259**	**62,525**	**493,948**
Middle East and Africa	**1,936**	**314**	**3,137**	**5,387**
	775,193	**397,042**	**643,935**	**1,816,170**

	Banks and other financial institutions	Public sector entities	Others	Total
As at 31 December 2005				
Asia Pacific excluding Chinese Mainland				
— Hong Kong	26,914	28,355	346,806	402,075
— Other Asia Pacific locations	113,010	49,388	52,757	215,155
	139,924	77,743	399,563	617,230
North and South America	99,082	247,242	157,515	503,839
Europe	327,745	14,108	58,315	400,168
Middle East and Africa	1,463	977	3,494	5,934
	568,214	340,070	618,887	1,527,171

(Amount in millions of Renminbi, unless otherwise stated)

6 OVERDUE ASSETS

For the purposes of the tables below, loans and advances to customers and placements with banks and other financial institutions are considered overdue if either principal or interest payment is overdue.

(i) Gross amount of overdue loans and advances to customers

	As at 31 December	
	2006	2005
Gross loans and advances to customers which have been overdue for:		
— between 3 and 6 months	**8,957**	14,012
— between 6 and 12 months	**15,203**	21,778
— over 12 months	**50,058**	40,231
	74,218	76,021
Percentage:		
— between 3 and 6 months	**0.37%**	0.63%
— between 6 and 12 months	**0.63%**	0.97%
— over 12 months	**2.06%**	1.80%
	3.06%	3.40%

(ii) Gross amount of overdue placements with banks and other financial institutions

	As at 31 December	
	2006	2005
Gross placements with banks and other financial institutions which have been overdue for:		
— between 3 and 6 months	**—**	—
— between 6 and 12 months	**—**	—
— over 12 months	**499**	546
	499	546
Percentage:		
— between 3 and 6 months	**—**	—
— between 6 and 12 months	**—**	—
— over 12 months	**0.12%**	0.16%
	0.12%	0.16%

6 OVERDUE ASSETS (Continued)

(iii) Overdue loans and advances to customers by geographical area

	As at 31 December	
	2006	2005
Chinese Mainland	**114,003**	118,032
Hong Kong and Macau	**4,360**	8,260
Other overseas locations	**191**	179
	118,554	126,471
Less: gross loans and advances to customers which have been overdue for less than 3 months	**(44,336)**	(50,450)
	74,218	76,021

Supplementary Information — Financial Statements Prepared in Accordance with PRC GAAP

(Amount in millions of Renminbi, unless otherwise stated)

1 CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2006

	Year ended 31 December	
	2006	2005
Interest income	**214,670**	167,345
Interest expense	**(93,963)**	(66,940)
Net interest income	**120,707**	100,405
Net fee and commission income	**14,323**	9,247
Net trading (losses)/gains	**(3,779)**	4,482
Investment gains/(losses)	**3,831**	(248)
Other operating income, net	**2,546**	2,142
	137,628	116,028
Operating and administrative expenses	**(53,614)**	(45,604)
Business tax and surcharges	**(6,462)**	(5,680)
Operating profit	**77,552**	64,744
Non-operating income, net	**1,044**	1,381
Profit before impairment losses	**78,596**	66,125
Impairment losses	**(11,587)**	(10,985)
Profit before tax	**67,009**	55,140
Income tax	**(19,857)**	(22,543)
Profit after tax	**47,152**	32,597
Minority interests	**(5,260)**	(5,105)
Net profit	**41,892**	27,492
Earnings per share for profit attributable to the equity holders of the Bank during the period (expressed in Renminbi per ordinary share)		
— Basic	**0.18**	0.15
— Diluted	**0.18**	0.15

2 CONSOLIDATED BALANCE SHEET

As at 31 December 2006

	As at 31 December	
ASSETS	**2006**	2005
Cash	**31,110**	28,644
Precious metals	**42,873**	30,314
Due from central banks	**379,631**	316,941
Government certificates of indebtedness for bank notes issued	**36,626**	35,586
Trading and other debt securities at fair value through profit or loss	**110,634**	107,271
Derivative financial instruments	**24,837**	16,808
Due from and placements with banks and other financial institutions	**407,840**	344,537
Debt securities	**1,768,784**	1,562,320
Loans and advances to customers	**2,431,806**	2,235,046
Less: Provision for loan losses	**(94,293)**	(83,153)
Interest receivable	**24,306**	20,408
Equity investments	**18,280**	15,393
Fixed assets	**91,808**	72,978
Construction in progress	**6,585**	3,342
Deferred tax assets	**17,605**	17,561
Other assets	**26,841**	18,810
Total assets	**5,325,273**	4,742,806

2 CONSOLIDATED BALANCE SHEET (Continued)

As at 31 December 2006 (Continued)

	As at 31 December	
LIABILITIES	**2006**	**2005**
Due to central banks	**42,374**	30,055
Bank notes in circulation	**36,823**	35,731
Derivative financial instruments and liabilities at fair value through profit or loss	**113,048**	91,174
Due to and placements from banks and other financial institutions	**321,381**	345,233
Deposits from customers	**4,095,422**	3,703,777
Interest payable	**33,834**	27,024
Other borrowings	**63,398**	52,164
Bonds issued	**60,173**	60,179
Deferred tax liabilities	**1,104**	184
Other liabilities	**139,902**	134,665
Total liabilities	**4,907,459**	4,480,186
Minority interests	**29,560**	28,778
SHAREHOLDER'S EQUITY		
Share capital	**253,839**	209,427
Capital reserve	**76,549**	3,978
Surplus reserve	**10,380**	5,987
General reserve and statutory reserve of subsidiary	**13,934**	5,109
Undistributed profits	**39,884**	12,585
Reserve for fair value changes of available-for-sale securities	**(2,439)**	(1,380)
Currency translation differences	**(3,677)**	(1,864)
Treasury shares	**(216)**	—
Total shareholder's equity	**388,254**	233,842
Total liabilities and shareholder's equity	**5,325,273**	4,742,806

3 RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND IFRS FINANCIAL INFORMATION

	Net assets as at 31 December		Net profit for the year ended 31 December	
	2006	2005	**2006**	2005
PRC GAAP figures	**388,254**	233,842	**41,892**	27,492
Adjustments for accounting standard differences:				
— Reversal of asset revaluation surplus and corresponding depreciation[1]	**(7,693)**	(7,999)	**306**	427
— Fair value measurement on investment properties[2]	**3,318**	2,816	**502**	1,695
— Equity securities classified as available-for-sale financial assets and measured at fair value[3]	**2,742**	1,775	**—**	—
— Early retirement benefit obligation[4]	**(5,316)**	(5,097)	**(219)**	(2,627)
— Cost method applied on precious metals[5]	**(791)**	(637)	**(154)**	(329)
— RMB500 million start-up fund for annuity plan[6]	**—**	—	**—**	(500)
— Deferred tax impact[7]	**1,866**	992	**184**	290
— Minority interests effect and others	**537**	727	**319**	(527)
Sub-total	**(5,337)**	(7,423)	**938**	(1,571)
IFRS figures	**382,917**	226,419	**42,830**	25,921

(1) Reversal of revaluation surplus and corresponding depreciation

Under PRC GAAP, the Bank recorded an asset revaluation adjustment of RMB10,432 million as of 31 December 2003, related principally to property and equipment, in connection with the Joint Stock Reform Plan. The revalued property and equipment will be amortized over their remaining useful lives. According to IAS 16 Property, Plant and Equipment, once an entity has chosen the cost model as its accounting policy, it shall apply the policy to an entire class of property, and shall not be permitted to measure these fixed assets at fair value. Hence, the asset revaluation surplus and corresponding depreciation recognized under PRC GAAP should be reversed under IFRS.

(2) Fair value measurement on investment properties

Under PRC GAAP, investment properties as fixed assets are measured at cost after deducting accumulated depreciation and impairment losses. According to IAS 40 Investment Property, investment properties are measured at fair value at the balance sheet date by the Group.

(3) Equity securities classified as available-for-sale financial assets and measured at fair value

Under PRC GAAP, equity securities are accounted for at cost less impairment losses. According to IAS 39 Financial Instruments: Recognition and Measurement, these securities have been classified as available-for-sale and are stated at fair value.

3 RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND IFRS FINANCIAL INFORMATION (Continued)

(4) Early retirement benefit obligation

According to the MOF requirement, the early retirement benefit expenditures during the early retirement period (from early retirement date to legal retirement date) to those employees who accepted an early retirement arrangement is recognized on a cash basis by the Group. According to IAS 19 Employee Benefits, the early retirement benefit at the balance sheet date should be recorded based on the present value of the future payment obligation after adjusting for actuarial gain or loss and past servicing cost.

(5) Cost method applied on precious metals

According to the accounting practice of the PRC banking industry, all precious metals are initially recognized at cost and subsequently re-measured at fair value at the balance sheet date by the Group. According to IAS 2 Inventories, precious metals that are not related to the Group's precious metals trading activities are carried at cost.

(6) RMB500 million start-up fund for annuity plan

BOC established an annuity plan to provide supplementary retirement benefits to its domestic current employees. Huijin, as the parent company, committed a start-up fund of RMB500 million for the annuity plan in 2005. IFRS requires this amount to be recorded in operating expenses and capital reserve.

(7) Deferred tax impact

Under IFRS, deferred income tax is provided using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Under PRC GAAP, deferred income tax is provided using the liability method, on timing differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

The difference between PRC GAAP and IFRS in 2006 mainly represents the deferred income tax credited or charged directly to equity under IFRS relating to the fair value re-measurement of available-for-sale investments charged or credited directly to equity.

Documents Available for Inspection

I. The original Financial Statements with the signatures of the Bank's Chairman and President.

II. The original auditor's report with the signature of the accounting firm.

III. The originals of all documents and announcements published by the Bank on the Hong Kong newspapers during the report period.

IV. The Articles of Association of the Bank.

Reference for Shareholders

Financial Calendar for 2007

Announcement of 2006 annual result	23 March 2007
Annual report of 2006	To be delivered to H Share shareholders in late April 2007
Annual General Meeting of 2006	To be held on 14 June 2007
Announcement of 2007 interim results	To be announced not later than 31 August 2007

Annual General Meeting

The Bank is scheduled to hold the Annual General Meeting in Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Hai Dian District, Beijing, China at 3:00 pm on 14 June 2007 (Thursday).

Dividends

The Board has recommended a final dividend of RMB0.04 per share subject to the approval of shareholders at the Annual General Meeting of 2006.

Share Information

Listing

The Bank's ordinary shares were listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange on 1 June and 5 July 2006 respectively.

Ordinary Shares

Issued shares: 253,839,162,009 shares

Market Value

As of the last trading day in 2006 (29 December 2006), the Bank's market value was RMB1,291.7 billion (equivalent to HKD1,285.6 billion).

Share Price

Closing price of H Shares on 29 December 2006: HKD4.27
Closing price of A Shares on 29 December 2006: RMB5.43
Highest price of H Shares in 2006: HKD4.28
Lowest price of H Shares in 2006: HKD2.95
Highest price of A Shares in 2006: RMB5.43
Lowest price of A Shares in 2006: RMB3.08

Stock Codes

Stock name:	Bank of China
H Shares:	
Hong Kong Stock Exchange	3988
Reuters	3988.HK
Bloomberg	3988 HK
A Shares:	
Shanghai Stock Exchange	601988
Reuters	601988.SS
Bloomberg	601988 CH

Shareholder Inquiry

If a shareholder intends to inquire share transfer, changes of name or address, loss of share certificate and other information concerning the shares held, he/she may write to the Bank at the following address:

H Shares:

Computershare Hong Kong Investor Services Limited
Rooms 1806–1807, 18/F, Hopewell Center, 183 Queen's Road East, Wan Chai, Hong Kong
Telephone: (852) 2862 8555
Fax: (852) 2865 0990/(852) 2529 6087
E-mail: hkinfo@computershare.com.hk

A Shares:

Shanghai Branch of China Securities Depository and Clearing Corporation Limited
3/F, China Insurance Building
166 East Lujiazui Road, Pudong New Area, Shanghai
Telephone: (86)021-38874800

Credit Ratings (Long Term)

Fitch Ratings:	A–
Moody's Investors Services:	A2
Rating and Investment Information, Inc.:	A
Standard & Poor's:	BBB+
Dagong Global Credit Rating Co., Ltd.:	AAA

Index Constituent

Hang Seng Index (with effect from 4 December 2006)
Hang Seng China H-Financial Index (launched on 27 November 2006)
Hang Seng China Enterprises Index
Hang Seng Composite Index(HSCI) Series
Hang Seng Freefloat Index (HSFI) Series
MSCI China Index Series
Shanghai Stock Exchange Index Series
FTSE/Xinhua China 25 Index
FTSE/Xinhua Hong Kong Index
FTSE Index Series

Investor Inquiry

For H Share investors, please contact:

Investor Relation Team (Hong Kong) of Bank of China Limited
52/F, Bank of China Tower, 1 Garden Road, Hong Kong
Telephone: (852) 2826 6469
Fax: (852) 2865 0990/(852) 2529 6087
E-mail: bocir@bank-of-china.com

For A Share investors, please contact:

Investor Relation Team (Beijing) of Bank of China Limited
9/F, Bank of China Building, 1 Fuxingmen Nei Dajie, Beijing, China
Telephone: (86)010-6659 4626
Fax: (86)010-6659 4579
E-mail: bocir@bank-of-china.com

Other Information

You may obtain a copy of the annual report prepared in accordance with the International Financial Reporting Standards by writing to the Bank's H Share Registrar (address: Rooms 1806–1807, 18/F, Hopewell Center, 183 Queen's Road East, Wan Chai, Hong Kong), and the annual report prepared in accordance with PRC GAAP by writing to the Bank's business place. The English and Chinese versions of the annual report for 2006 are available on the following websites: *www.boc.cn*, *www.sse.com.cn*, and *www.hkex.com.hk*.

If you have any queries about how to obtain copies of the annual report or how to access the document on the Bank's websites, please call the Bank's hotlines at (852) 2862 8633 or (86)010-6659 6688.

Organizational Chart

The organizational chart[1] of the Group as at 31 December 2006 is as follows:


Other Public Shareholders
Asian Development Bank
UBS AG[2]
Central SAFE Investments Limited
RBS China
Asia Financial Holding Pte. Ltd.
National Council for Social Security Fund
13.15%
0.20%
1.81%
67.49%
8.25%
4.64%
4.48%
Bank of China Limited
Domestic operations: Head Office, 37 tier-one branches and 10,560 tier-two branches, sub-branches and outlets (see "List of Domestic and Overseas Operations")
Hong Kong and Macau Operations
Other Overseas Operations: Branches, subsidiaries and representative offices spread in 25 overseas countries (see "List of Domestic and Overseas Operations")
50.31%
100%
100%
100%
100%
Macau Branch
Tai Fung Bank Limited
BOC Hong Kong (Group) Limited
BOC International Holdings Limited
BOCG Insurance Company Limited
BOCG Investment Limited
100%
BOC Hong Kong (BVI) Limited
100%
Singapore Aircraft Leasing Enterprise Pte. Ltd.
100%
65.7712%
0.0435%
BOC Hong Kong (Holdings) Limited[4]
0.0539%
BOCG Insurance Company Limited[3]
51%
BOC Life Assurance Company Limited
49%
100%
BOCHK

Notes:

1 Prepared based on the interests recorded in the register maintained pursuant to section 336 of the SFO.

2 UBS AG also holds 1,084,612,402 shares of short position, representing 0.43% of the Bank's total issued share capital.

3 Incorporated in the PRC.

4 Listed on the Hong Kong Stock Exchange.

List of Domestic and Overseas Operations

BRANCHES, SUB-BRANCHES AND SUBSIDIARIES AUTHORISED TO HANDLE INTERNATIONAL BUSINESS

HEAD OFFICE

1 FUXINGMEN NEI DAJIE,
BEIJING 100818, CHINA
SWIFT: BKCH CN BJ
TLX: 22254 BCHO CN
TEL: (86) 010-66596688
FAX: (86) 010-66593777
POST CODE: 100818
Website: www.boc.cn

ANHUI PROVINCE

ANHUI BRANCH

313 MID-CHANGJIANG ROAD,
HEFEI 230061, ANHUI PROV., CHINA
SWIFT: BKCH CN BJ 780
TEL: (86) 0551-2926114
FAX: (86) 0551-2926993
POST CODE: 230061

WUHU BRANCH

258 JIU HUA SHAN ROAD, WUHU
241000, ANHUI PROV., CHINA
SWIFT: BKCH CN BJ 79A
TLX: 91120 WHBOC CN
TEL: (86) 0553-3830735
FAX: (86) 0553-3823492
POST CODE: 241000

MAANSHAN BRANCH

INTERNATIONAL FINANCE
BUILDING, 1 HUAYU ROAD,
MA_ANSHAN 243011,
ANHUI PROV., CHINA
TEL: (86) 0555-2345674
FAX: (86) 0555-2345674
POST CODE: 243011

BEIJING CITY

BEIJING BRANCH

8 YABAO LU, CHAOYANG DISTRICT,
BEIJING 100020, CHINA
SWIFT: BKCH CN BJ 110
TEL: (86) 010-65199988
FAX: (86) 010-65199572
010-65199586
POST CODE: 100020

BOC INTERNATIONAL HOLDINGS LIMITED BEIJING REPRESENTATIVE OFFICE

15/F., TOWER2, YINGTAI BUSINESS CENTER,
NO.28, FINANCE STREET, XICHENG DISTRICT
BEIJING 100032, CHINA
TEL: (86) 010-66229000
FAX: (86) 010-66578950
POST CODE: 100032
Website: www.bocigroup.com
Email: bj@bocigroup.com

BOC GROUP LIFE ASSURANCE CO., LTD. BEIJING REPRESENTATIVE OFFICE

8/F., BOC BLDG., 1 FUXINGMEN NEI
DAJIE, BEIJING 100818, CHINA
TEL: (86) 010-66533316
FAX: (86) 010-66080048
POST CODE: 100818
Email: Bjxianghong@263.net

BANK OF CHINA INSURANCE CO., LTD.

12/F., BOC BLDG., 1 FUXINGMEN NEI DAJIE,
XICHENG DISTRICT, BEIJING 100818, CHINA
TEL: (86) 010-66596288
FAX: (86) 010-66596301
POST CODE: 100818
Website: www.bocins.com

CHONGQING CITY

CHONGQING BRANCH

218 ZHONG SHAN 1 ROAD,
YU ZHONG DISTRICT,
CHONGQING 400013, CHINA
SWIFT: BKCH CN BJ 59A
TEL: (86) 023-63889471
023-63889461
FAX: (86) 023-63889585
POST CODE: 400013

FUJIAN PROVINCE

FUJIAN BRANCH

BOC BLDG., 136 WUSI ROAD,
FUZHOU 350003,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 720
TLX: 92109 BOCFJ CN
TEL: (86) 0591-87848741
0591-87849504
FAX: (86) 0591-87804522
POST CODE: 350003

XIAMEN BRANCH

BOC BLDG., 40 NORTH HUBIN ROAD,
XIAMEN 361012,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73A
TLX: 923012 XMBOC CN
TEL: (86) 0592-5066415
FAX: (86) 0592-5066443
POST CODE: 361012

FUZHOUSHI SHIZHONG SUB-BRANCH

27 GUTIAN ROAD, GULOU DISTRICT,
FUZHOU 350005, FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73E
TEL: (86) 0591-83321310
0591-83318034
FAX: (86) 0591-83321700
POST CODE: 350005

FUQING SUB-BRANCH

SHENGTIAN SQUARE,
QINGCHANG ROAD,
FUQING 350300, FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73L
TLX: 924006 BOCFQ CN
TEL: (86) 0591-85169031
0591-85239999
FAX: (86) 0591-85226149
POST CODE: 350300

PUTIAN BRANCH

933 WENXIAN ROAD,
CHENG XIANG DISTRICT,
PUTIAN 351100, FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73C
TLX: 925003 CBKPT CN
TEL: (86) 0594-2698904
0594-2695974
FAX: (86) 0594-2690761
POST CODE: 351100

QUANZHOU BRANCH

BOC BLDG. FENGZE JIE,
QUANZHOU 362000,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73B
TEL: (86) 0595-21152162
FAX: (86) 0595-22110636
POST CODE: 362000

ZHANGZHOU BRANCH

2 SOUTH YUAN GUANG ROAD,
XIANG CHENG DISTRICT,
ZHANG ZHOU 363000,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73D
TEL: (86) 0596-2972809
FAX: (86) 0596-2972867
POST CODE: 363000

GANSU PROVINCE

GANSU BRANCH

525 TIANSHUI SOUTH ROAD,
LANZHOU 730000,
GANSU PROV., CHINA
SWIFT: BKCH CN BJ 660
TEL: (86) 0931-8410884
FAX: (86) 0931-8410884
POST CODE: 730000

GUANGDONG PROVINCE

GUANGDONG BRANCH

197 DONGFENG XI LU,
GUANGZHOU 510180,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 400
TLX: 441042 GZBOC CN
TEL: (86) 020-83338080
FAX: (86) 020-83344066
POST CODE: 510180

GUANGZHOUZHUJIANG SUB-BRANCH

DEVELOPMENT CENTER,
LINJIANG DADAO, 3,GUANGZHOU,
GUANGDONG PROV., CHINA
TEL: (86) 020-83340998
FAX: (86) 020-37851023
POST CODE: 510623

ZHUHAI BRANCH

1148 YUEHAI EAST ROAD,
GONGBEI, ZHUHAI 519020,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 45P
TLX: 456228 ZUBOC CN
TEL: (86) 0756-8883333
FAX: (86) 0756-8883366
POST CODE: 519020

SHANTOU BRANCH

98 JIN SHA ROAD, SHANTOU 515041,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 41A
TEL: (86) 0754-8262955
FAX: (86) 0754-8262843
POST CODE: 515041

CHAOZHOU BRANCH

BANK OF CHINA BLDG.,
CROSSING OF CHAOZHOU ROAD,
CHAOZHOU 521011,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 41P
TLX: 450020 CZBOC CN
TEL: (86) 0768-2863008
FAX: (86) 0768-2863022
POST CODE: 521011

DONGGUAN BRANCH

72 GUANTAI ROAD,
DONGGUAN 523072,
GUANGDONG PROV., CHINA
TEL: (86) 0769-22819888
FAX: (86) 0769-22818181
POST CODE: 523072

FOSHAN BRANCH

2 REN MIN XI ROAD,
CHAN CHENG DISTRICT,
FOSHAN, GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44A
TLX: 425011 FSBOC CN
TEL: (86) 0757-82683367
FAX: (86) 0757-82221638
POST CODE: 528000

GUANGZHOU K. F. Q. BRANCH

2 QINGNIAN ROAD,
GUANGZHOU 510730,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42G
TLX: 440802 GDZXG CN
TEL: (86) 020-82215911
FAX: (86) 020-82212766
POST CODE: 510730

HUIZHOU BRANCH

22 MAI DI ROAD, HUIZHOU 516001,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 47A
TEL: (86) 0752-2289988
FAX: (86) 0752-2289525
POST CODE: 516001

JIANGMEN BRANCH

22 GANGKOU ROAD, JIANGMEN
529051, GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44K
TEL: (86) 0750-3163160
FAX: (86) 0750-3163166
POST CODE: 529051

MAOMING BRANCH

13 YOUCHENG 5 LU,
MAOMING 525000,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42P
TEL: (86) 0668-2889134
FAX: (86) 0668-2285300
POST CODE: 525000

MEIZHOU BRANCH

53 MEIJIANG 1 ROAD,
MEIZHOU 514021,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 47K
TEL: (86) 0753-2189333
FAX: (86) 0753-2189359
POST CODE: 514021

SHAOGUAN BRANCH

ZHONGYIN BUILDING,
160 JIEFANG ROAD,
SHAOGUAN 512000,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 46P
TEL: (86) 0751-8186948
FAX: (86) 0751-8883976
POST CODE: 512000

YANGJIANG BRANCH

29 DONGFENG 1 LU, YANGJIANG,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42W
TEL:(86) 0662-3216110
FAX:(86) 0662-3227743
POST CODE: 529500

ZHANJIANG BRANCH

50 RENMIN DADAO ZHONG,
ZHANJIANG 524022,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 43P
TEL: (86) 0759-3189813
FAX: (86) 0759-3189888
POST CODE: 524022

ZHAOQING BRANCH

3 DUAN ZHOU 6 ROAD,
ZHAOQING 526020,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 43A
TEL: (86) 0758-2813336
FAX: (86) 0758-2834311
POST CODE: 526020

ZHONGSHAN BRANCH

18 ZHONG SHAN 3rd ROAD,
ZHONGSHAN 528400,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44T
TEL: (86) 0760-8336688
FAX: (86) 0760-8337788
POST CODE: 528400

HESHAN SUB-BRANCH

228 XIN CHENG ROAD,
SHAPING TOWN, HESHAN 529700,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44N
TEL: (86) 0750-8993388
FAX: (86) 0750-8988411
POST CODE: 529700

KAIPING SUB-BRANCH

1 ZHONG YIN ROAD,
KAIPING 529300,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44P
TEL: (86) 0750-2322222
FAX: (86) 0750-2311111
POST CODE: 529300

NANHAI SUB-BRANCH

31 THE MIDDLE OF NANHAI DADAO,
GUICHENG, NANHAI DISTRICT, FOSHAN,
GUANGDONG
PROV., CHINA
SWIFT: BKCH CN BJ 44E
TEL: (86) 0757-86285268
FAX: (86) 0757-86285265
POST CODE: 528200

SANSHUI SUB-BRANCH

4 WEN FENG ZHONG ROAD,
XINAN, SANSHUI DISTRICT,
FOSHAN, GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44C
TEL: (86) 0757-87735286
FAX: (86) 0757-87732139
POST CODE: 528100

SHUNDE SUB-BRANCH

2 FENG SHAN XI ROAD, DALIANG JIEDAO,
SHUNDE DISTRICT,
FOSHAN, GUANGDONG
PROV., CHINA
SWIFT: BKCH CN BJ 44B
TEL: (86) 0757-22389881
FAX: (86) 0757-22389880
POST CODE: 528300

TAISHAN SUB-BRANCH

46 QIAO HU LU, TAICHENG TOWN,
TAISHAN 529200,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44M
TEL: (86) 0750-5551601
FAX: (86) 0750-5526820
POST CODE: 529200

XINHUI SUB-BRANCH

7 ZHUZI ROAD, HUICHENG TOWN,
XINHUI 529100, GUANGDONG
PROV., CHINA
SWIFT: BKCH CN BJ 44L
TEL: (86) 0750-6622073
FAX: (86) 0750-6666021
POST CODE: 529100

GUANGXI ZHUANG*

GUANGXI ZHUANG* BRANCH

39 GUCHENG ROAD, NANNING
530022, GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 480
TLX: 48122 BOCGX CN
TEL: (86) 0771-2879607
FAX: (86) 0771-2811267
POST CODE: 530022

BEIHAI BRANCH

INTERNATIONAL FINANCIAL BUILDING,
BEIHAI STREET,
BEIHAI 536000, GUANGXI ZHUANG*,
CHINA
SWIFT: BKCH CN BJ 49B
TEL: (86) 0779-3061133-206\207
FAX: (86) 0779-3034431
POST CODE: 536000

FANGCHENGGANG BRANCH

38 FU YU STREET,
FANGCHENG GANG 538001,
GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49H
TEL: (86) 0770-2802318
FAX: (86) 0770-2831115
POST CODE: 538001

GUILIN BRANCH

2 ZHONGSHAN ZHONG ROAD,
GUILIN 541001, GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49C
TEL: (86) 0773-2581918
FAX: (86) 0773-2582020
POST CODE: 541002

LIUZHOU BRANCH

178 PING SHAN AVENUE,
LIUZHOU 545005,
GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49D
TEL: (86) 0772-3881862
FAX: (86) 0772-3881999
POST CODE: 545005

WUZHOU BRANCH

1 XINXING 1 ROAD, WUZHOU 543002,
GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49A
TLX: 48680 WZBOC CN
TEL: (86) 0774-2812531
FAX: (86) 0774-3829800
POST CODE: 543002

YULIN BRANCH

248 YI HUAN DONG ROAD,
YULIN 537000, GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49G
TEL: (86) 0775-2650928
FAX: (86) 0775-2825524
POST CODE: 537000

GUIZHOU PROVINCE

GUIZHOU BRANCH

30 DUSI ROAD, GUIYANG,
GUIZHOU PROV., CHINA
SWIFT: BKCH CN BJ 240
TEL: (86) 0851-5815261
FAX: (86) 0851-5825746
POST CODE: 550002

HAINAN PROVINCE

HAINAN BRANCH

33 DATONG ROAD, HAIKOU 570102,
HAINAN PROV., CHINA
SWIFT: BKCH CN BJ 740
TLX: 490172 HABOC CN
TEL: (86) 0898-66778001
FAX: (86) 0898-66562040
POST CODE: 570102

SANYA BRANCH

035 JIEFANG 4 ROAD, SANYA
572000,HAINAN PROV., CHINA
SWIFT: BKCH CN BJ 75A
TEL: (86) 0898-88676001
FAX: (86) 0898-88676003
POST CODE: 572000

HEBEI PROVINCE

HEBEI BRANCH

80 XINHUA ROAD,
SHIJIAZHUANG 050000,
HEBEI PROV., CHINA
SWIFT: BKCH CN BJ 220
TEL: (86) 0311-87866681
FAX: (86) 0311-87866692
POST CODE: 050000

QINHUANGDAO BRANCH

157 YINGBIN ROAD,
QINHUANGDAO 066001,
HEBEI PROV., CHINA
SWIFT: BKCH CN BJ 23A
TEL: (86) 0335-3619050
FAX: (86) 0335-3068179
POST CODE: 066001

TANGSHAN BRANCH

67 XINHUA XIDAO,
TANGSHAN 063004,
HEBEI PROV., CHINA
SWIFT: BKCH CN BJ 23H
TEL: (86) 0315-2221569
FAX: (86) 0315-2221569
POST CODE: 063004

HEILONGJIANG PROVINCE

HEILONGJIANG BRANCH

19 HONGJUN STREET,
HARBIN 150001,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 860
TLX: 87009 BCHB CN
TEL: (86) 0451-53626785
FAX: (86) 0451-53624147
POST CODE: 150001

ZHAOLIN SUB- BRANCH

NO.37 ZHAOLIN STREET,
DAOLI DISTRICT, HARBIN 150010,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87A
TEL: (86) 0451-84648124
FAX: (86) 0451-84610769
POST CODE: 150010

DAQING BRANCH

6 WAN BAO STREET,
SA ER TU DONG FENG
XIN CUN, DAQING,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87D
TEL: (86) 0459-6385681
FAX: (86) 0459-6385679
POST CODE: 163311

HEIHE BRANCH

149 XING_LIN STREET,
HEIHE 164300,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87F
TEL: (86) 0456-8277693
FAX: (86) 0456-8222093
POST CODE: 164300

JIAMUSI BRANCH

57 ZHONGSHAN STREET,
JIAMUSI 154002,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87B
TEL: (86) 0454-8628208
FAX: (86) 0454-8628208
POST CODE: 154002

MUDANJIANG BRANCH

9 TAIPING ROAD,
MUDANJIANG 157000,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87E
TEL: (86) 0453-6678036
0453-6678035
FAX: (86) 0453-6678032
POST CODE: 157000

QIQIHAR BRANCH

6 BUKUI SOUTH STREET,
LONGSHA DISTRICT,
QIQIHAR 161000,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87C
TEL: (86) 0452-2408041
FAX: (86) 0452-2408041
POST CODE: 161000

HENAN PROVINCE

HENAN BRANCH

40 HUA YUAN ROAD,
ZHENGZHOU 450008,
HENAN PROV., CHINA
SWIFT: BKCH CN BJ 530
TEL: (86) 0371-65779966
FAX: (86) 0371-65779878
POST CODE: 450008

HUBEI PROVINCE

HUBEI BRANCH

65 HUANGSHI ROAD, WUHAN
430013, HUBEI PROV., CHINA
SWIFT: BKCH CN BJ 600
TEL: (86) 027-82813723
027-82811707
FAX: (86) 027-82838479
POST CODE: 430013

HANKOU SUB-BRANCH

593 ZHONGSHAN AVENUE,
WUHAN 430021,
HUBEI PROV., CHINA
SWIFT: BKCH CN BJ 61A
TEL: (86) 027-82834891
FAX: (86) 027-82815221
POST CODE: 430021

HUNAN PROVINCE

HUNAN BRANCH

593 FURONG ROAD(M),
CHANGSHA 410011,
HUNAN PROV., CHINA
SWIFT: BKCH CN BJ 970
TEL: (86) 0731-2580703
FAX: (86) 0731-2580707
POST CODE: 410011

XIANGTAN BRANCH

249 JIANSHE NORTH ROAD,
XIANGTAN 411100,
HUNAN PROV., CHINA
SWIFT: BKCH CN BJ 98D
TEL: (86) 0732-8222758
FAX: (86) 0732-8227476
POST CODE: 411100

ZHUZHOU BRANCH

23 TIANTAI ROAD, ZHUZHOU
412007, HUNAN PROV., CHINA
SWIFT: BKCH CN BJ 98C
TEL: (86) 0733-8817047
FAX: (86) 0733-8817003
POST CODE: 412007

INNER MONGOLIA*

INNER MONGOLIA BRANCH

12 XINHUA DAJIE,
XIN CHENG DISTRICT
HUHHOT 010010,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 880
TEL: (86) 0471-4690024
FAX: (86) 0471-4690039
POST CODE: 010010

BAOTOU BRANCH

NO.28, GANGTIE DAJIE,
QINGSHAN QU, BAOTOU 014030,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 89A
TEL: (86) 0472-6965000
FAX: (86) 0472-6965000
POST CODE: 014030

ERDOS CITY BRANCH

29 YIJINHUOLUOXI STREET,
DONGSHENG DISTRICT, ERDOS 017000,
INNER MONGOLIA*, CHINA
TEL: (86) 0477-8369680
FAX: (86) 0477-8369980
POST CODE: 017000

HULUNBEIR CITY BRANCH

16 ALIHE ROAD,
HULUNBEIR CITY 021008,
INNER MONGOLIA*, CHINA
TEL: (86) 0470-8291688
FAX: (86) 0470-8291688
POST CODE: 021008

MANZHOULI BRANCH

28 SAN DAO JIE, MANZHOULI,
INNER MONGOLIA*, CHINA
TEL: (86) 0470-6237306
FAX: (86) 0470-6237306
POST CODE: 021400

JIANGSU PROVINCE

JIANGSU BRANCH

148 ZHONG SHAN NAN LU,
NANJING 210005,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 940
TLX: 34116 BOCJS CN
TEL: (86) 025-84207888
FAX: (86) 025-84208843
POST CODE: 210005

CHANGZHOU BRANCH

150 HEPING SOUTH ROAD,
CHANGZHOU, 213003,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95E
TEL: (86) 0519-8122988
FAX: (86) 0519-8119666
POST CODE: 213003

LIANYUNGANG BRANCH

1 MIDDLE HAILIAN ROAD,
XIN PU DISTRICT,
LIANYUNGANG 222002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95A
TEL: (86) 0518-5319920
0518-5319921
FAX: (86) 0518-5319869
0518-5411983
POST CODE: 222002

NANTONG BRANCH

19 QING NIAN XI ROAD,
NANTONG 226006,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95G
TEL: (86) 0513-83516888
FAX: (86) 0513-83518921
POST CODE: 226006

SUZHOU BRANCH

188 GANJIANG XI ROAD,
SUZHOU 215002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95B
TEL: (86) 0512-65112719
FAX: (86) 0512-65114906
POST CODE: 215002

WUXI BRANCH

258 ZHONG SHAN ROAD,
WUXI 214002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95C
TEL: (86) 0510-82705888
FAX: (86) 0510-82751687
0510-82705888-1000
POST CODE: 214002

YANGZHOU BRANCH

541 WEN CHANG MIDDLE ROAD,
YANGZHOU 225002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95H
TEL: (86) 0514-7361078
FAX: (86) 0514-7361010
POST CODE: 225002

ZHENJIANG BRANCH

235 EAST ZHONGSHAN
ROAD, ZHENJIANG 212001,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95D
TEL: (86) 0511-5020712
FAX: (86) 0511-5027934
POST CODE: 212001

ZHANGJIAGANG SUB-BRANCH

111 REN MIN ROAD(M),
ZHANGJIAGANG 215600,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95L
TEL: (86) 0512-58685888
FAX: (86) 0512-58684349
POST CODE: 215600

JIANGXI PROVINCE

JIANGXI BRANCH

1 ZHANQIAN WEST ROAD,
NANCHANG 330002,
JIANGXI PROV., CHINA
SWIFT: BKCH CN BJ 550
TLX: 95013 BOCNC CN
TEL: (86) 0791-6471503
FAX: (86) 0791-6471505
POST CODE: 330002

JINGDEZHEN BRANCH

1053 CI DU AVENUE,
JINGDEZHEN 333000,
JIANGXI PROV., CHINA
SWIFT: BKCH CN BJ 56A
TEL: (86) 0798-8570628
FAX: (86) 0798-8570625
POST CODE: 333000

JILIN PROVINCE

JILIN BRANCH

699 XI AN DA LU, CHANG CHUN
130061, JILIN PROV., CHINA
SWIFT: BKCH CN BJ 840
TLX: 83006 CCBOC CN
TEL: (86) 0431-8409055
FAX: (86) 0431-8409054
POST CODE: 130061

CHANGCHUN XI AN DA LU SUB-BRANCH

91 TONGZHI STREET,
CHANGCHUN 130061,
JILIN PROV., CHINA
SWIFT: BKCH CN BJ 85A
TEL: (86) 0431-8948671
FAX: (86) 0431-8948667
POST CODE: 130061

JILIN CITY BRANCH

1 SHENZHEN AVENUE, JILIN 132011,
JILIN PROV., CHINA
SWIFT: BKCH CN BJ 85B
TEL: (86) 0432-4670216
FAX: (86) 0432-4670299
POST CODE: 132011

YANBIAN BRANCH

107 RENMIN LU, YANBIAN 133000,
JILIN PROV., CHINA
TEL: (86) 0433-2536454
FAX: (86) 0433-2516877
POST CODE: 133000

LIAONING PROVINCE

LIAONING BRANCH

9 ZHONGSHAN SQUARE,
ZHONG SHAN DISTRICT,
DALIAN 116001,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 810
TEL: (86) 0411-82586666
FAX: (86) 0411-82586366
POST CODE: 116001

DALIAN ZHONGSHAN SQUARE SUB-BRANCH

5 JIEFANG STREET,
ZHONG SHAN DISTRICT,
DALIAN 116001,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82N
TEL: (86) 0411-82641655
FAX: (86) 0411-82519786
POST CODE: 116001

SHENYANG BRANCH

253 SHIFU ROAD, SHENHE DISTRICT,
SHENYANG 110013,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82A
TEL: (86) 024-22810556
FAX: (86) 024-22810536
POST CODE: 110013

ANSHAN BRANCH

298 ROAD, NANZHONGHUA TIEDONG,
ANSHAN, LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82D
TEL: (86) 0412-5933011
FAX: (86) 0412-5933013
POST CODE: 114000

DALIAN DEVELOPMENT ZONE BRANCH

BANK OF CHINA TOWER, 158 JIN
MA LU,DALIAN ECONOMIC AND
TECHNICAL DEVELOPMENT ZONE,
DALIAN 116600,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82H
TEL: (86) 0411-87612223
FAX: (86) 0411-87648411
POST CODE: 116600

JINZHOU BRANCH

25 SECTIONS, 5 JIEFANG ROAD,
LINGHE DISTRICT, JINZHOU
121000, LIAONING PROV., CHINA
TEL: (86) 0416-3185513
FAX: (86) 0416-3185869
POST CODE: 121000

YINGKOU BRANCH

8 WEST, BOHAI DAJIE,
ZHANQIAN DISTRICT,
YINGKOU 115000,
LIAONING PROV., CHINA
TEL: (86) 0417-2805159
FAX: (86) 0417-2833680
POST CODE: 115000

NINGXIA HUI*

NINGXIA BRANCH

170 JIEFANG XI STREET,
YINCHUAN 750001,
NINGXIA HUI*, CHINA
SWIFT: BKCH CN BJ 260
TEL: (86) 0951-5044671
FAX: (86) 0951-5044671
POST CODE: 750001

QINGHAI PROVINCE

QINGHAI BRANCH

218 DONGGUAN STREET,
XINING 810000,
QINGHAI PROV., CHINA
SWIFT: BKCH CN BJ 280
TEL: (86) 0971-8180186
FAX: (86) 0971-8180192
POST CODE: 810000

SHAANXI PROVINCE

SHAANXI BRANCH

38 JUHUA YUAN DONGDA STREET,
XI_AN 710001, SHAANXI PROV., CHINA
SWIFT: BKCH CN BJ 620
TEL: (86) 029-87261726
FAX: (86) 029-87261933
POST CODE: 710001

SHANDONG PROVINCE

SHANDONG BRANCH

59 XIANGGANG ZHONG LU,
QINGDAO 266071,
SHANDONG PROV., CHINA
SWIFT: BKCH CN BJ 500
TEL: (86) 0532-81858201
FAX: (86) 0532-81858185
POST CODE: 266071

JINAN BRANCH

22 LUO YUAN DAJIE, JINAN 250063,
SHANDONG PROV., CHINA
SWIFT: BKCH CN BJ 51B
TEL: (86) 0531-86995076
0531-86995004
FAX: (86) 0531-86995223
POST CODE: 250063

RIZHAO BRANCH

18 HUANGHAI 1 LU, RIZHAO 276826,
SHANDONG PROV., CHINA
SWIFT: BKCH CN BJ 51E
TEL: (86) 0633-8329526
FAX: (86) 0633-8331264
POST CODE: 276826

WEIHAI BRANCH

9 NORTH QINGDAO ROAD,
WEIHAI 264200, SHANDONG PROV.,
CHINA
SWIFT: BKCH CN BJ 51D
TEL: (86) 0631-5326988
FAX: (86) 0631-5317207
POST CODE: 264200

YANTAI BRANCH

166 JIE FANG ROAD,
YANTAI 264001,
SHANDONG PROV., CHINA
SWIFT: BKCH CN BJ 5IA
TEL: (86) 0535-6238888
FAX: (86)0535-6238888-6738
POST CODE: 264001

SHANGHAI CITY

SHANGHAI BRANCH

200 MID. YINCHENG RD.,
PUDONG NEW DISTRICT,
SHANGHAI 200121, CHINA
SWIFT: BKCH CN BJ 300
TLX: 33062 BOCSH CN
TEL: (86) 021-38824588
FAX: (86) 021-64729384
POST CODE: 200121

BOC INTERNATIONAL (CHINA) LIMITED

39–40/F., BANK OF CHINA TOWER,
200 YINCHENG ZHONG LU,
PUDONG, SHANGHAI 200121, CHINA
TEL: (86) 021-68604866
FAX: (86) 021-58883554
POST CODE: 200121
Website: www.bocichina.com
Email: China@bocigroup.com

BOC INTERNATIONAL INVESTMENT MANAGERS LIMITED

45/F., BANK OF CHINA TOWER,
200 YINCHENG ZHONG LU,
PUDONG, SHANGHAI 200121, CHINA
TEL: (86) 021-38834999
FAX: (86) 021-68872488
POST CODE: 200121
Website: www.bociim.com

SHANXI PROVINCE

SHANXI BRANCH

288 YINGZE DAJIE, TAIYUAN 030001,
SHANXI PROV., CHINA
SWIFT: BKCH CN BJ 680
TEL: (86) 0351-8266282
FAX: (86) 0351-4040364
POST CODE: 030001

SHUOZHOU BRANCH

19 KAIFA NAN LU,
SHUOZHOU 036000,
SHANXI PROV., CHINA
TEL: (86) 0349-2022180
FAX: (86) 0349-2020861
POST CODE: 036000

SICHUAN PROVINCE

SICHUAN BRANCH

35 MIDDLE RENMIN ROAD
(2 DUAN), CHENGDU 610015,
SICHUAN PROV., CHINA
SWIFT: BKCH CN BJ 570
TLX: 60306 BOCCD CN
TEL: (86) 028-86403267
028-86741950
FAX: (86) 028-86403346
POST CODE: 610015

CHENGDU SHUDUDADAO SUB-BRANCH

18 NORTH SHUWA 3 STREET,
CHENGDU 610016,
SICHUAN PROV., CHINA
TEL: (86) 028-86668221 86671909 86662260
FAX: (86) 028-86676787 86720847
POST CODE: 610016

SHENZHEN CITY

SHENZHEN BRANCH

INTERNATIONAL FINANCE BUILDING,
2022 JIANSHE ROAD,
LUOHU DISTRICT,
SHENZHEN 518001,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 45A
TLX: 420309 BOCSZ CN
420243 BOCSZ CN
TEL: (86) 0755-22338888
FAX: (86) 0755-82259209
POST CODE: 518005

SHEKOU SUB-BRANCH

18 TAIZI ROAD, HAIJING PLAZA,
SHEKOU, SHENZHEN 518067,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 45B
TEL: (86) 0755-26811848
0755-26811823
FAX: (86) 0755-26811829
POST CODE: 518067

BANK OF CHINA INSURANCE CO., LTD SHENZHEN BRANCH

31/F., INTERNATIONAL
FINANCE BUILDING,
2022 JIANSHE ROAD,
LUOHU DISTRICT,
SHENZHEN 518005,
GUANGDONG PROV., CHINA
TEL: (86) 0755-25155678
FAX: (86) 0755-25179843
POST CODE: 518005
Website: www.boc-ins.com

TIANJIN CITY

TIANJIN BRANCH

80 JIEFANG NORTH ROAD,
HEPING DISTRICT,
TIANJIN 300040, CHINA
SWIFT: BKCH CN BJ 200
TEL: (86) 022-27102335
022-27102329
FAX: (86) 022-23312809
022-27102349
POST CODE: 300040

BINHAI BRANCH

AB1-11, C1-2 BUILD, 5 WEST AREA,
BINHAI FINANCIAL STREET,
51 THE 3rd STREET,
ECONOMIC AND
TECHNOLOGICAL
DEVELOPMENT AREA,
TIANJIN 300457, CHINA
SWIFT: BKCH CN BJ 2IA
TEL: (86) 022-66283917
FAX: (86) 022-66283918
POST CODE: 300457

TIBET*

TIBET BRANCH

28 LINKUO XI LU,
LHASA CITY 850000,
TIBET*, CHINA
SWIFT: BKCH CN BJ 900
TEL: (86) 0891-6835078
FAX: (86) 0891-6835078
POST CODE: 850000

XINJIANG UYGUR*

XINJIANG BRANCH

BANK OF CHINA BUILDING,
2 DONGFENG ROAD,
URUMQI 830002,
XINJIANG UYGUR*, CHINA
SWIFT: BKCH CN BJ 760
TEL: (86) 0991-2336007
FAX: (86) 0991-2828619
POST CODE: 830002

YUNNAN PROVINCE

YUNNAN BRANCH

515 BEIJING ROAD,
KUNMING 650051,
YUNNAN PROV., CHINA
SWIFT: BKCH CN BJ 640
TLX: 64034 KMBNK CN
TEL: (86) 0871-3192910
FAX: (86) 0871-3188976
POST CODE: 650051

ZHEJIANG PROVINCE

ZHEJIANG BRANCH

321 FENG QI ROAD,
HANGZHOU 310003,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 910
TLX: 35019 BOCHZ CN
TEL: (86) 0571-85011888
FAX: (86) 0571-87074837
POST CODE: 310003

NINGBO BRANCH

139 YAOXING JIE,
NINGBO 315000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92A
TLX: 37039 NBBOC CN
TEL: (86) 0574-87196666
FAX: (86) 0574-87198889
POST CODE: 315000

SHAOXING BRANCH

201 MIDDLE RENMIN ROAD
SHAOXING 312000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92D
TLX: 37429 BOCSX CN
TEL: (86) 0575-5111333
FAX: (86) 0575-5134405
POST CODE: 312000

WENZHOU BRANCH

XIHU JINYUAN, RENMIN WEST ROAD,
WENZHOU 325000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92B
TLX: 37110 WZBOC CN
TEL: (86) 0577-88265566
FAX: (86) 0577-88267887
POST CODE: 325000

ZHOUSHAN BRANCH

33 JIEFANGDONGLU ROAD,
DINGHAI, ZHOUSHAN 316000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92E
TEL: (86) 0580-2068120
FAX: (86) 0580-2068008
POST CODE: 316000

* *REFERS TO AUTONOMOUS REGION*

MAJOR HONG KONG AND MACAU NETWORK

BOC HONG KONG (HOLDINGS) LIMITED

52/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 28462700
FAX: (852) 28105830
Website: www.bochk.com

BANK OF CHINA (HONG KONG) LIMITED

1 GARDEN ROAD, HONG KONG
SWIFT: BKCH HK HH
TLX: 73772 BKCHI HX
TEL: (852) 28266888
FAX: (852) 28105963
Website: www.bochk.com

NANYANG COMMERCIAL BANK LIMITED

151 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28520888
FAX: (852) 28153333
Website: www.ncb.com.hk
Email: Nanyang@ncb.com.hk

CHIYU BANKING CORPORATION LIMITED

78 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28430111
FAX: (852) 28104207
Website: www.chiyubank.com
Email: Chiyu@chiyubank.com

BOC CREDIT CARD (INTERNATIONAL) LIMITED

20/F., BOC CREDIT CARD CENTRE
68 CONNAUGHT ROAD WEST,
HONG KONG
TEL: (852) 28538888
FAX: (852) 25415415
Website: www.boci.com..hk

BOC INTERNATIONAL HOLDINGS LIMITED

26/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22308888
FAX: (852) 21479065
Website: www.bocigroup.com
Email: Info@bocigroup.com

BOCI ASIA LIMITED

26/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22308888
FAX: (852) 25226797
Email: Info@bocigroup.com

BOCI SECURITIES LIMITED

20/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 28676333
FAX: (852) 25247327
Email: Securities@bocigroup.com
18/F., LOW BLOCK,
GRAND MILLENNIUM PLAZA,
181 QUEEN'S ROAD CENTRAL,
HONG KONG
TEL: (852) 27189888
FAX: (852) 27189966
Email: Securities@bocigroup.com

BOCI RESEARCH LIMITED

20/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 28676333
FAX: (852) 21479513
Website: www.bociresearch.com
Email: Info@bocigroup.com

BOCI CAPITAL LIMITED

26/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22308888
FAX: (852) 21479065
Email: Info@bocigroup.com

BOCI COMMODITIES & FUTURES LIMITED

SUITES 1601-7, 16/F.,
CITY PLAZA
1111 KING'S ROAD,
HONG KONG
TEL: (852) 28676600
FAX: (852) 21970290
Email: Futures@bocigroup.com

BOCI-PRUDENTIAL ASSET MANAGEMENT LIMITED

27/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22808000
FAX: (852) 21510968
Website: www.boci-pru.com.hk
Email: Info@boci-pru.com.hk

BOCI-PRUDENTIAL TRUSTEE LIMITED

27/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22808000
FAX: (852) 25166757
Website: www.boci-pru.com.hk
Email: Info@boci-pru.com.hk

BANK OF CHINA GROUP INSURANCE COMPANY LIMITED

9/F., WING ON HOUSE,
71 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28670888
FAX: (852) 25221705
Website: www.bocgroup.com/bocg-ins/
Email: Info_ins@bocgroup.com

BOC GROUP LIFE ASSURANCE COMPANY LIMITED

13–21/F., BOCG INSURANCE TOWER,
134–136 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28629898
FAX: (852) 28660938
Website: www.bocgroup.com/bocg-life
Email: Boc_life@bocgroup.com

BANK OF CHINA GROUP INVESTMENT LIMITED

23/F., BANK OF CHINA TOWER,
1 GARDEN ROAD CENTRAL,
HONG KONG
TEL: (852) 22007500
FAX: (852) 28772629
Website: www.bocgi.com
Email: Bocginv_bgi@bocgroup.com

MACAU BRANCH

BANK OF CHINA BUILDING,
AVENIDA DOUTOR MARIO SOARES,
MACAU
SWIFT: BKCHMOMX
TLX: 88231 BKCHI OM
TEL: (853) 28781828
FAX: (853) 28781833
Website: www.bocmacau.com

MAJOR OVERSEAS NETWORK

ASIA-PACIFIC AREA (EXCLUDING HONG KONG & MACAU)

SINGAPORE BRANCH

4 BATTERY ROAD,
BANK OF CHINA BUILDING,
SINGAPORE 049908
SWIFT: BKCHSGSG
TEL: (65) 65352411
FAX: (65) 65343401
Email: Service_SG@bank-of-china.com

SOUTH SUB-BRANCH

20 MAXWELL ROAD
#01-01, MAXWELL HOUSE,
SINGAPORE 069113
TEL: (65) 62233466
FAX: (65) 62236601

NORTH SUB-BRANCH

133 MIDDLE ROAD, BOC PLAZA,
SINGAPORE 188974
TEL: (65) 68328108
FAX: (65) 63339281

KATONG SUB-BRANCH

188–192 EAST COAST ROAD,
SINGAPORE 428898
TEL: (65) 64402440
FAX: (65) 63440737

CENTRAL SUB-BRANCH

60 CECIL STREET, KPB BUILDING,
SINGAPORE 049709
TEL: (65) 62239622
FAX: (65) 62218820

CHINATOWN SUB-BRANCH

60 EU TONG SEN STREET #01-01,
FURAMA HOTEL, SINGAPORE 059804
TEL: (65) 65337453
FAX: (65) 65345571

BOC INTERNATIONAL (SINGAPORE) PTE. LTD.

4 BATTERY ROAD #04-00,
BANK OF CHINA BUILDING,
SINGAPORE 049908
TEL: (65) 64128899
FAX: (65) 65343996
Email: Singapore@bocigroup.com

BANK OF CHINA (MALAYSIA) BERHAD

GROUND, MEZZANINE, &1st FLOOR,
PLAZA OSK, 25 JALAN AMPANG,
50450 KUALA LUMPUR, MALAYSIA
SWIFT: BKCHMYKL
TEL: (603) 21626633
FAX: (603) 21615150
Email: Service_MY@bank-of-china.com

SYDNEY BRANCH

39–41 YORK STREET,
SYDNEY NSW 2000, AUSTRALIA
SWIFT: BKCHAU2S
TEL: (612) 82355888
FAX: (612) 92621794
Email: Service_AU@bank-of-china.com

BANK OF CHINA (AUSTRALIA) LIMITED

39–41 YORK STREET, SYDNEY NSW 2000,
AUSTRALIA
SWIFT: BKCHAU2A
TEL: (612) 82355888
FAX: (612) 92621794
Email: Service_AU@bank-of-china.com

HAYMARKET BRANCH

681 GEORGE STREET,
HAYMARKET NSW 2000, AUSTRALIA
TEL: (612) 92123877
FAX: (612) 92123962

MELBOURNE BRANCH

270 QUEEN STREET,
MELBOURNE VIC 3000, AUSTRALIA
TEL: (613) 96023655
FAX: (613) 96023383

PARRAMATTA OFFICE

SHOP 2104, LEVEL 2,
WESTFIELD SHOPPING TOWN,
PARRAMATTA NSW 2150, AUSTRALIA
TEL: (612) 98938833
FAX: (612) 96872919

TOKYO BRANCH

BOC BLDG. 3-4-1 AKASAKA, MINATO-KU,
TOKYO, 107-0052 JAPAN
SWIFT: BKCHJPJT
TEL: (813) 35058818
FAX: (813) 35058433
Email: Service_JP@bank-of-china.com

OSAKA BRANCH

BOC BLDG. 1-1-35 KITAHORIE,
NISHI-KU, OSAKA, 550-0014 JAPAN
SWIFT: BKCHJPJTOSA
TEL: (816) 65393666
FAX: (816) 65381177

YOKOHAMA BRANCH

1/F., FINCL BLDG.89-1 YAMASHITA-CHO,
NAKA-KU, YOKOHAMA, 231-0023 JAPAN
SWIFT: BKCHJPJTYHA
TEL: (8145) 6632288
FAX: (8145) 6638688

OTEMACHI OFFICE

1/F., SHIN-OTEMACHI BLDG.,
2-2-1 OTEMACHI,
CHIYODA-KU, 100-0004 JAPAN
TEL: (813) 32770288
FAX: (813) 32770289

JSC AB 《BANK OF CHINA KAZAKHSTAN》

201, STR. GOGOL, 050026, ALMATY,
REPUBLIC OF KAZAKHSTAN
SWIFT: BKCHKZKA
TEL: (7327) 2585510
FAX: (7327) 2585514/2501896
Email: Service_KZ@bank-of-china.com

YALIAN BRANCH

9, NORTH RING ROAD, 050060, ALMATY,
REPUBLIC OF KAZAKHSTAN
TEL: (7327) 2452373
FAX: (7327) 2452373

SEOUL BRANCH

1/2F., YOUNG POONG BLDG., 33 SEOLIN-DONG,
CHONGRO-GU SEOUL 110–752, KOREA
SWIFT: BKCHKRSEXXX
TEL: (822) 3996268/3996272
FAX: (822) 3996265/3995938
Email: Service_KR@bank-of-china.com

ANSAN BRANCH

1/F., DONG YANG BLDG., 801–11,
WONGOK-DONG, DANWON-GU, ANSAN,
KYONGGI-DO 425-846,KOREA
SWIFT:BKCHKRSEANS
TEL:(8231) 4934638/4954518
FAX:(8231) 4956407

DAEGU BRANCH

1/F., ASIA CEMENT BUILDING.,
220-14, NAEDANG DONG DAEGU,
703-802 KOREA
SWIFT: BKCHKRSEDAE
TEL: (8253) 5232020/5238859
FAX: (8253) 5238861

BANGKOK BRANCH

179/4 BANGKOK CITY TOWER,
SOUTH SATHORN RD.,
TUNGMAHAMEK, SATHORN DISTRICT,
BANGKOK 10120, THAILAND
SWIFT: BKCHTHBK
TLX: 81091 BOCBKK TH
TEL: (662) 2861010
FAX: (662) 2861020
Email: Service_TH@bank-of-china.com

HO CHI MINH CITY BRANCH

19/F., SUN WAH TOWER,
115 NGUYEN HUE BLVD.,
DISTRICT 1, HO CHI MINH CITY, VIETNAM
SWIFT: BKCHVNVX
TEL: (848) 8219949
FAX: (848) 8219948
Email: Service_VN@bank-of-china.com

MANILA BRANCH

G/F & 36/F, PHILAMLIFE TOWER,
8767 PASEO DE ROXAS, MAKATI CITY, MANILA
PHILIPPINES
SWIFT: BKCHPHMM
TEL: (632) 8850111
FAX: (632) 8850532
Email: Service_PH@bank-of-china.com

JAKARTA BRANCH

WISMA TAMARA SUITE 101&201 JALAN
JEND. SUDIRMAN KAV.24 JAKARTA
12920, INDONESIA
SWIFT: BKCHIDJA
TEL: (6221) 5205502
FAX: (6221) 5201113
Email: Service_ID@bank-of-china.com

BAHRAIN REPRESENTATIVE OFFICE

OFFICE 152, AL JASRAH TOWER,
DIPLOMATIC AREA BUILDING 95,
ROAD 1702, BLOCK 317,
P.O.BOX 10059 MANAMA,
KINGDOM OF BAHRAIN
TEL: (973) 17531119
FAX: (973) 17531009
Email: Service_BH@bank-of-china.com

EUROPE

LONDON BRANCH

90 CANNON STREET,
LONDON EC4N 6HA, U.K.
SWIFT: BKCHGB2L
TLX: 8812913 BKCHI G
TEL: (4420) 72828888
FAX: (4420) 76263892
Email: Service_UK@bank-of-china.com

WEST END BRANCH

107 SHAFTESBURY AVE.,
LONDON WID 5DA, U.K.
TEL: (4420) 74375975
FAX: (4420) 77341704

MANCHESTER BRANCH

67-69 MOSLEY STREET,
MANCHESTER M2 3JB, U.K.
TEL: (4416) 12368302
FAX: (4416) 12280285

GLASGOW BRANCH

450 SAUCHIEHALL STREET,
GLASGOW G2 3JD, U.K.
TEL: (4414) 13323354
FAX: (4414) 13326728

BIRMINGHAM BRANCH

33 HORSE FAIR, BIRMINGHAM B1 1DD, U.K.
TEL: (4412) 16227002
FAX: (4412) 16227082

BANK OF CHINA INTERNATIONAL (UK) LIMITED

90 CANNON STREET,
LONDON EC4N 6HA, U.K.
TEL: (4420) 70228888
FAX: (4420) 70228877
Email: Uk@bocigroup.com

LUXEMBOURG BRANCH

37/39 BOULEVARD PRINCE HENRI L-1724,
LUXEMBOURG P. O. BOX 114 L-2011,
LUXEMBOURG
SWIFT: BKCHLULL
TLX: 3546 CHUNG LU
TEL: (352) 221791/4667911
FAX: (352) 221795
Website: www.bank-of-china.com/lu/
Email: Service_LU@bank-of-china.com

BANK OF CHINA (LUXEMBOURG) S.A.

37/39 BOULEVARD PRINCE HENRI L-1724,
LUXEMBOURG P. O. BOX 721 L-2017,
LUXEMBOURG
TEL: (352) 228777/4667911
FAX: (352) 228776
Website: www.bank-of-china.com/lu/
Email: Service_LU@bank-of-china.com

PARIS BRANCH

23-25 AVENUE DE LA GRANDE ARMEE, 75116
PARIS, FRANCE
SWIFT: BKCHFRPP
TLX: 281 090 BDCSP
TEL: (331) 49701370
FAX: (331) 49701372
Email: Service_FR@bank-of-china.com

AGENCE ITALIE

11 PLACE D'ITALIE 75013
PARIS, FRANCE
SWIFT: BKCHFRPP013
TEL: (331) 45828710
FAX: (331) 45857449

FRANKFURT BRANCH

BOCKENHEIMER LANDSTR.39
D-60325 FRANKFURT AM MAIN, GERMANY
SWIFT: BKCHDEFF
TEL: (4969) 1700900
FAX: (4969) 17009050
Website: www.bocffm.com
Email: Service_DE@bank-of-china.com

HAMBURG BRANCH

RATHAUSMARKT 5, D-20095 HAMBURG,
GERMANY
SWIFT: BKCHDEFFHMB
TEL: (4940) 3410668-0
FAX: (4940) 3410668-88

MILAN BRANCH

VIA SANTA MARGHERITA,
NO.14/16 20121 MILANO, ITALY
SWIFT: BKCHITMM
TLX: 326011
TEL: (3902) 864731
FAX: (3902) 89013411
Email: Service_IT@bank-of-china.com

BANK OF CHINA (ELUOSI)

6/F., MOSBUSINESS CENTER, NO. 72,
PROSPECT MIRA, 129110 MOSCOW,
RUSSIA
SWIFT: BKCHRUMM
TLX: 413973 BOCR RU
TEL: (7495) 7950451
FAX: (7495) 7950454
Website: www.boc.ru
Email: Service_RU@bank-of-china.com

BANK OF CHINA (HUNGARY) CLOSE LTD.

BANK CENTER, 7 SZABADSAG TER,
1054 BUDAPEST, HUNGARY
SWIFT: BKCHHUHB
TEL: (361) 3543240
FAX: (361) 3029009
Email: Service_HU@bank-of-china.com

AMERICA

NEW YORK BRANCH

410 MADISON AVENUE, NEW YORK,
NY 10017, U.S.A.
SWIFT: BKCHUS33
TLX: 661723BKCHI
TEL: (1212) 9353101
FAX: (1212) 5931831
Website: www.bocusa.com
Email: Service_US@bank-of-china.com

NEW YORK CHINATOWN BRANCH

42 EAST BROADWAY, NEW YORK,
NY 10002, U.S.A.
SWIFT: BKCHUS33CTX
TLX: 661723BKCHI
TEL: (1212) 9252355
FAX: (1212) 4316157

LOS ANGELES BRANCH

444 SOUTH FLOWER STREET,
39th FLOOR, LOS ANGELES, CA 90071, U.S.A.
SWIFT: BKCHUS33LAX
TLX: 188127BOCLA UT
TEL: (1213) 6888700
FAX: (1213) 6880198

BOC INTERNATIONAL (USA) INC.

Room 202, 1270 Avenue of the Americas
New York. NY 10020, USA
TEL: (212) 2590888
FAX: (212) 2590889
Email: bociusa@bocigroup.com

GRAND CAYMAN BRANCH

GRAND PAVILION COMMERCIAL CENTER
802 WEST BAY ROAD
P.O. BOX 30995
GRAND CAYMAN KY1-1204
CAYMAN ISLANDS
SWIFT: BKCHKYKY
TEL: (1345) 9452000
FAX: (1345) 9452200
Email: Service_KY@bank-of-china.com

PANAMA BRANCH

P.O.BOX 0823-01030,
CALLE MANUEL M. ICAZA NO.14,
PANAMA, REPUBLIC OF PANAMA
SWIFT: BKCHPAPA
TEL: (507) 2635522
FAX: (507) 2239960
Email: Service_PA@bank-of-china.com

BANK OF CHINA (CANADA)

THE EXCHANGE TOWER,
130 KING STREET WEST, SUITE 2730,
P.O.BOX 356, TORONTO,
ONTARIO, CANADA M5X 1E1
SWIFT: BKCHCATT
TLX: 06217598 BOCC TOR
TEL: (1416) 3622991
FAX: (1416) 3623047
Email: Service_CA@bank-of-china.com

TORONTO DOWNTOWN BRANCH

396 DUNDAS STREET WEST, TORONTO,
ONTARIO, CANADA M5T 1G7
SWIFT: BKCHCATTCTX
TEL: (1416) 9718806
FAX: (1416) 9716551

TORONTO SCARBOROUGH BRANCH

UNIT 33, 3300 MIDLAND AVE.,
SCARBORO VILLAGE MALL
SCARBOROUGH,
ONTARIO, CANADA M1V 4A1
TEL: (1416) 2977921
FAX: (1416) 2976187

VANCOUVER BRANCH

1025 DUNSMUIR STREET,
P.O.BOX 49277, FOUR BENTALL CENTRE,
VANCOUVER, B.C., CANADA V7X 1L3
SWIFT: BKCHCATTVAN
TLX: 06959308 BOCC VCR
TEL: (1604) 6831088
FAX: (1604) 6839228

SAO PAULO REPRESENTATIVE OFFICE

AVENIDA PAULISTA, 1337-21 ANDAR, CJ.212,
01311-200 SAO PAULO, S.P.BRASIL
TEL: (5511) 35499958/35499978
FAX: (5511) 35499966
Email: Service_BR@bank-of-china.com

AFRICA

BANK OF CHINA (ZAMBIA) LIMITED

AMANDRA HOUSE, BEN BELLA ROAD,
LUSAKA, ZAMBIA P.O.BOX 34550
SWIFT: BKCHZMLU
TEL: (2601) 235349/222549
FAX: (2601) 235350
Email: Service_ZM@bank-of-china.com

JOHANNESBURG BRANCH

4/F., SOUTH TOWER,
NELSON MANDELA SQUARE,
SANDOWN, SANDTON, SOUTH AFRICA
P.O.BOX 782616 SANDTON, 2146 RSA
SWIFT: BKCHZAJJ
TEL: (2711) 5209600
FAX: (2711) 7832336
Email: Service_ZA@bank-of-china.com

Definitions

In this annual report, unless the context otherwise requires, the following terms shall have the meaning set out below:

"AFH"	Asia Financial Holdings Pte. Ltd., a wholly-owned subsidiary of Temasek Holdings (Private) Limited
"Annual General Meeting"	the annual general meeting of the Bank to be held on Thursday, 14 June 2007 at 3:00 pm at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China
"Articles of Association"	the articles of association of our bank, approved by the China Banking Regulatory Commission on 27 September 2006
"basis point"	Refer to 0.01 percentage point
"BOCG Insurance"	Bank of China Group Insurance Company Limited
"BOCG Investment"	Bank of China Group Investment Limited
"BOCG Life"	BOC Group Life Assurance Company Limited
"BOCHK"	Bank of China (Hong Kong) Limited, an authorized financial institution incorporated under the laws of Hong Kong and a wholly-owned subsidiary of BOCHK Holdings
"BOCHK (BVI)"	BOC Hong Kong (BVI) Limited
"BOCHK Group"	BOC Hong Kong (Group) Limited
"BOCHK Holdings"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong and the ordinary shares of which are listed on the Hong Kong Stock Exchange
"BOCI"	BOC International Holdings Limited
"BOCI China"	BOC International (China) Limited
"BOCI Group"	BOCI and its subsidiaries and associated companies
"BOCI-Prudential"	BOCI-Prudential Asset Management Limited
"CBRC"	China Banking Regulatory Commission

"Central and Southern China"	the area including Henan, Hubei, Hunan, Guangdong, Shenzhen, Guangxi and Hainan
"China Orient"	China Orient Asset Management Corporation
"CSRC"	China Securities Regulatory Commission
"Eastern China"	the area including Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi and Shandong
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Huijin"	Central SAFE Investments Limited
"Impaired loan"	According to the accounting practices of international banking, if objective impairment evidence shows that the future cash flow of loans will decrease and the amount can be estimated, and then the Bank identifies the loan as impaired loan and recognizes the losses as well.
"Interest-bearing liabilities"	Includes customer deposits, due to and placements from banks and other financial institutions, special purpose borrowings and etc.
"Interest-earning assets"	Includes customer loans, debt securities, due from and placements with banks and other financial institutions.
"Nanyang"	Nanyang Commercial Bank Limited
"NCSSF"	National Council for Social Security Fund
"Non-performing loans"	According to the Guiding Principles on the Classification of Loan Risk Management, loans are divided into five categories by the degree of risk involved. Non-performing loans refer to the Substandard, Doubtful and Loss loans. Five categories are adopted in this report unless otherwise stated.
"Northeastern China"	the area including Heilongjiang, Jilin and Liaoning
"Northern China"	the area including Beijing, Tianjin, Hebei, Shanxi and Inner Mongolia
"our Bank", "the Bank", "the Company", the "Group", "we", and "us"	Bank of China Limited or its predecessors and, except where the context otherwise requires, all of the subsidiaries of Bank of China Limited
"PBOC"	People's Bank of China, the central bank of the PRC

"PRC Commercial Banking Law"	the Commercial Banking Law of the People's Republic of China
"PRC Company Law"	the Company Law of the People's Republic of China
"RBS China"	RBS China Investments S. à r.l.
"RBS Group"	The Royal Bank of Scotland Group plc
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"SALE"	Singapore Aircraft Leasing Enterprise Pte. Ltd.
"SFO"	Securities and Futures Ordinance of the laws of HKSAR.
"SHIBOR"	Shanghai Inter-Bank Offered Rate
"UBS"	UBS AG
"Western China"	the area including Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Ningxia, Qinghai, Tibet and Xinjiang

Designed and Printed by RR Donnelley Roman Financial Limited, on Revive Special Silk paper using vegetable oil-based inks. Made in China, the paper comprises 60% virgin fibre, 30% de-inked post-consumer waste and 10% mill broke. Pulps used are elemental chlorine-free

The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00927
© 1996 Forest Stewardship Council
FSC


Beijing 2008

中国银行
BANK OF CHINA

北京2008年奥运会银行合作伙伴

OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES

Bank of China Limited

(a joint stock company incorporated in the People's Republic of China with limited liability)

1 Fuxingmen Nei Dajie, Beijing 100818, China

Post code: 100818

Tel: (86) 010-66596688 Fax: (86) 010-66593777 http://www.boc.cn


Mixed Sources
FSC


Beijing 2008


中国银行
BANK OF CHINA

北京2008年奥运会银行合作伙伴
OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES

" No. 82-35030

File No. 82-35030

RECEIVED

2007 MAY 15 A 10: 10

ANNUAL REPORT 2006

Delivering Growth *and* Excellence

Bank of China Limited

(a joint stock company incorporated in the People's Republic of China with limited liability)

Stock Code: 601988

Bank of China

Bank of China was formally established in February 1912 pursuant to the approval of Mr. Sun Yatsen. In the following 37 years until the founding of the People's Republic of China in 1949, the Bank served as the central bank, international exchange bank and specialized foreign trade bank of the country. As the pillar of the country's financial industry during a period of turmoil in history, Bank of China was committed to serving the public and developing the nation's financial industry and achieved significant developments in many areas of its business operations through prudent management and progressive reforms. After the founding of the People's Republic of China, Bank of China became the state-designated specialized foreign exchange and foreign trade bank. Having maintained and promoted its strong entrepreneurial spirit, the Bank contributed substantially to the development of the country's foreign trade and the national economy.

In 1994 and following the entrenchment of the reform of the financial sector, Bank of China was converted from a specialized foreign exchange and foreign trade bank into a wholly state-owned commercial bank providing comprehensive and high quality banking services.

In 1994 and 1995, Bank of China became a note issuing bank in Hong Kong and Macau, respectively.

On 26 August 2004, Bank of China Limited was formally incorporated in Beijing as a state-controlled joint stock commercial bank, representing a new chapter in its history and signaling a huge step forward in becoming a modern joint stock commercial bank with sound corporate governance practices. On 1 June 2006, Bank of China was listed on the Hong Kong Stock Exchange (stock code: 3988) and shortly after, on the Shanghai Stock Exchange (stock code: 601988) on 5 July 2006. The listings in Hong Kong and Shanghai have further enhanced its strengths and influence in the international and domestic markets, bringing additional splendor to its century-old brand.

Bank of China is one of the major domestic financial service providers. Its business scope covers commercial banking, investment banking and insurance. Members of the Group include BOCHK, BOCI, BOCG Insurance and other financial institutions. The core business of the Bank is commercial banking which includes corporate banking, personal banking and financial markets. In terms of tier one capital, it ranked 17th among the world's top 1,000 banks by "The Banker" magazine in 2006.

With a history of almost a hundred years in the financial industry of China, Bank of China is well-known for its continuous business innovations and the development of many "firsts" in the domestic banking industry, while paying regard to the needs for prudence in its operations. It is widely recognized and commended by its peers and customers in international settlement, foreign exchange, trade finance, etc. Bank of China is also the most internationalized bank in China. BOC London Branch, the first overseas branch of Chinese banks, was established in 1929. After that, the Bank successively opened branches in global financial centers, and has built up its institutional network in 27 countries and regions. It was the first among Chinese banks to recruit international experts and to introduce modern business management concepts into its operations with a view to becoming a premier international bank.

As the sole banking partner of the Beijing 2008 Olympic Games, Bank of China will offer efficient and high quality financial services to domestic and foreign customers. It will promote and spread the Olympic spirits and contribute to the success of this magnificent sports event, thereby improving its corporate image and its value to the community.


ights

On 26 August 2004, the Bank converted its form of ownership into a state controlled joint stock commercial bank and Bank of China Limited was formed and registered in Beijing. On 1 June and 5 July 2006, the Bank's shares were successfully listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively, being the first bank in China dual-listed in the international and domestic capital markets.

Note 1. The results of operations and related financial ratios for the year 2003 were adjusted to exclude the net gains of RMB7.154 billion on the disposal of BOCHK Holdings' shares.

Note 2. Operating income comprises net interest income and non-interest income. Non-interest income includes net fee and commission income, net trading (losses)/gains, investment gains/(losses) and other operating income (net).

Note 3. The non-routine profit/loss was calculated in accordance with the requirements "Question & Answer No. 1 Concerning Disclosure Convention for Companies Offering Shares to the Public — Non-routine Profit/Loss (revised 2004)".

Note 4. Debt securities include available-for-sale securities, held-to-maturity securities, securities classified as loans and receivables, trading and other securities at fair value through profit or loss.

Note 5. Average number of ordinary shares in issue represents the weighted average number of ordinary shares in issue during the period.

Note 6. Earnings per share (weighted average) = net profit ÷ average number of ordinary shares; average number of ordinary shares is calculated with the number of days as the weight in accordance with the "Preparation Conventions of Information Disclosure by Companies Offering Securities to the Public No. 9 — the Calculation and Disclosure of Return on Net Assets and Earnings per Share" promulgated by the CSRC.

Note 7. Dividend per share = total dividend ÷ number of ordinary shares in issue at the year-end.

Note 8. Net assets per share = total shareholders' equity at the year-end ÷ number of ordinary shares in issue at the year-end

Note 9 Adjusted net assets per share = (total shareholders' equity at the year-end – accounts receivable above 3 years – prepaid expenses – long-term prepaid expenses) ÷ number of ordinary shares in issue at the year-end. It is computed according to the "Standards Concerning the Contents and Formats of Information Disclosure by Companies Offering Securities to the Public No. 2 — Contents and Formats of Annual Report (revised 2005)" promulgated by the CSRC.

Note 10. Return on average total assets = profit after tax ÷ average total assets. Average total assets = (total assets at the beginning of the year + total assets at the year-end) ÷ 2

Note 11 Return on average equity (excluding minority interests) = net profit ÷ average shareholders' equity. Average shareholders' equity = (shareholders' equity at the beginning of the year + shareholders' equity at the year-end) ÷ 2. As there were a number of financial restructuring transactions directed by the PRC government during 2003, the financial data of the year are not comparable with those of 2002. Therefore, return on average equity of 2003 is calculated based on the year-end shareholders' equity.

Note 12. Return on average equity (including minority interests) is calculated according to the "Guidelines on the Corporate Governance and Supervision of State-owned Commercial Banks" (Yinjianfa [2006] No. 22).

Note 13. Net interest spread = average yield of interest-earning assets – average cost of interest-bearing liabilities. Average yield of interest-earning assets = interest income ÷ average balance of interest-earning assets. Average cost of interest-bearing liabilities = interest expense ÷ average balance of interest-bearing liabilities. Average balances are the daily average balances derived from the Bank's management accounts (unaudited).

Note 14. Net interest margin = net interest income ÷ average balance of interest-earning assets. Average balance is daily average balance derived from the Bank's management accounts (unaudited).

Note 15. Loan to deposit ratio = balance of loans and advances to customers at the year-end ÷ balance of deposits from customers at the year-end.

Note 16. Non-interest income to operating income = non-interest income ÷ operating income. In 2006, excluding the losses from revaluation of foreign currency positions of RMB9.820 billion (2005: RMB4.746 billion), the non-interest income accounted for 18.14% (2005: 16.87%) of the total operating income.

Note 17. Cost to income ratio = operating and administrative expenses ÷ operating income

Note 18. NPL ratio = balance of non-performing loans at the year-end ÷ balance of loans and advances to customers at the year-end

Note 19. Provision coverage ratio = allowance for loan impairment losses at the year-end ÷ balance of non-performing loans at the year-end

Note 20. Credit cost = provision for loan impairment ÷ average balance of loans and advances to customers. Average balance of loans and advances to customers = (balance of loans and advances to customers at the beginning of the year + balance of loans and advances to customers at the year-end) ÷ 2

Note 21. Number of employees of the Group includes temporary and contract staff.


Profit after tax
Unit: RMB million
48,000
42,000
36,000
30,000
24,000
18,000
12,000
6,000
0
2003
2004
2005
2006
Operating income
Unit: RMB million
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2003
2004
2005
2006
Non-performing loans
Unit: RMB million
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2003
2004
2005
2006

Financial Highlights

Note. This report is prepared based on the Accounting Standards for Business Enterprises, the Accounting System for Financial Institutions (2001) and other relevant accounting regulations applicable to the Group.

Unit: RMB million

	Note	2006	2005	2004	2003
					(note 1)
Results of operations					
Net interest income		**120,707**	100,405	84,985	71,904
Non-interest income		**16,921**	15,623	19,752	13,781
Operating income	2	**137,628**	116,028	104,737	85,685
Operating and administrative expenses		**(53,614)**	(45,604)	(41,915)	(34,041)
Business tax and surcharges		**(6,462)**	(5,680)	(4,981)	(3,972)
Operating profit		**77,552**	64,744	57,841	47,672
Non-operating income, net		**1,044**	1,381	532	179
Impairment losses		**(11,587)**	(10,985)	(23,797)	(16,432)
Profit before tax		**67,009**	55,140	34,576	31,419
Profit after tax		**47,152**	32,597	25,246	24,743
Net profit		**41,892**	27,492	20,932	21,553
Total dividend		**10,154**	14,112	14,200	N/A
Net profit after deducting the non-routine items	3	**39,822**	26,174	20,310	21,542
Balance sheet items					
Total assets		**5,325,273**	4,742,806	4,270,443	3,979,965
Loans and advances to customers, net		**2,337,513**	2,151,893	2,071,693	1,921,131
Debt securities	4	**1,879,418**	1,669,591	1,309,479	1,092,187
Total liabilities		**4,907,459**	4,480,186	4,037,705	3,750,489
Deposits from customers		**4,095,422**	3,703,777	3,342,477	3,035,956
Total Shareholders' equity		**388,254**	233,842	205,351	203,752
Number of ordinary shares in issue					
Average (shares, million)	5	**236,055**	186,425	186,390	186,390
Year-end (shares, million)		**253,839**	209,427	186,390	186,390
Per share					
Earnings per share (weighted average, RMB)	6	**0.18**	0.15	0.11	0.12
Dividend per share (before tax, RMB)	7	**0.04**	0.08	0.08	N/A
Net assets per share (RMB)	8	**1.53**	1.12	1.10	1.09
Adjusted net assets per share (RMB)	9	**1.52**	1.11	1.09	1.07
Key financial ratios					
Return on average total assets (%)	10	**0.94**	0.72	0.61	0.68
Return on average equity (excluding minority interests,%)	11	**13.47**	12.52	10.23	10.58
Return on average equity (including minority interests,%)	12	**13.86**	13.16	10.92	10.78
Net interest spread (%)	13	**2.28**	2.21	2.05	1.95
Net interest margin (%)	14	**2.44**	2.32	2.15	2.03
Loan to deposit ratio (%)	15	**59.38**	60.35	64.22	71.06
Non-interest income to operating income (%)	16	**12.29**	13.46	18.86	16.08
Cost to income ratio (%)	17	**38.96**	39.30	40.02	39.73
Capital adequacy ratios					
Core capital adequacy ratio (%)		**11.44**	8.08	8.48	N/A
Capital adequacy ratio (%)		**13.59**	10.42	10.04	N/A
Asset quality					
Non-performing loans		**98,220**	103,226	109,920	351,224
NPL ratio (%)	18	**4.04**	4.62	5.12	16.28
Allowance for loan impairment losses		**94,293**	83,153	74,769	236,342
Provision coverage ratio (%)	19	**96.00**	80.55	68.02	67.29
Credit cost (%)	20	**0.50**	0.50	1.06	N/A
Human resources					
Number of employees of the Group (person)	21	**232,632**	229,742	238,672	241,401
Credit ratings					
Moody's		**A2**	A2	A2	A2
Standard & Poor's		**BBB+**	BBB+	BBB-	BB+
Fitch Ratings		**A-**	A-	BBB+	BBB+
Exchange rate					
USD/RMB year-end middle rate		**7.8087**	8.0702	8.2765	8.2767
EUR/RMB year-end middle rate		**10.2665**	9.5797	11.2627	10.3383
HKD/RMB year-end middle rate		**1.0047**	1.0403	1.0637	1.0657
Share price (year-end closing price)					
Bank of China (601988, RMB per ordinary share)		**5.43**	N/A	N/A	N/A
Bank of China (3988, HKD per ordinary share)		**4.27**	N/A	N/A	N/A
BOC Hong Kong (Holdings) Limited (2388, HKD per ordinary share)		**21.15**	14.95	14.85	14.60

Delivering Growth
and Excellence



Contents

Important Notes

The Board of Directors and its directors, the Board of Supervisors and its supervisors and the Senior Management of the Bank warrant that there are no fraudulent disclosures, misleading statements or material omissions in this report, and that they will be individually and jointly responsible for the truthfulness, accuracy and completeness of the report.

The Board meeting held on 22 March 2007 reviewed and adopted the text and summary of the 2006 Annual Report. 16 directors were required to attend the meeting, with 16 present at the meeting. 16 directors exercised the right of voting, and 5 supervisors of the Bank participated in the meeting without voting right.

The 2006 annual financial statements under PRC GAAP and International Financial Reporting Standards ("IFRS") have been audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers Hong Kong respectively, and both firms issued the unqualified audit reports.

Board of Directors of Bank of China Limited

22 March 2007

Chairman Xiao Gang, President Li Lihui, Executive Vice President in charge of Accounting Function Zhou Zaiqun and General Manager in charge of the Accounting Department Liu Yanfen undertake that the financial statements in the annual report are true and complete.

Corporate Information



Registered Corporate Name in Chinese

中国银行股份有限公司

Registered Corporate Name in English

BANK OF CHINA LIMITED

Legal Representative

XIAO Gang

Board of Directors

Honorary Chairperson

CHEN Muhua

Honorary Vice Chairman

CHUANG Shih Ping

Chairman

XIAO Gang

Vice Chairman

LI Lihui

Executive Director

HUA Qingshan
LI Zaohang

Non-Executive Director

ZHANG Jinghua
YU Erniu
ZHU Yan
ZHANG Xinze
HONG Zhihua
HUANG Haibo
Sir Frederick Anderson GOODWIN
SEAH Lim Huat Peter

Independent Non-Executive Director

Anthony Francis NEOH
William Peter COOKE
Patrick de SAINT-AIGNAN
Alberto TOGNI

Board of Supervisors

Chairman of Board of Supervisors

LIU Ziqiang

Supervisor

WANG Xueqiang
LIU Wanming
LI Chunyu *(Employee Supervisor)*
LIU Dun *(Employee Supervisor)*

Senior Management

President

LI Lihui

Executive Vice President

HUA Qingshan
LI Zaohang
ZHOU Zaiqun
ZHANG Yanling
ZHU Min
WANG Yongli

Secretary of the Party Discipline Committee

ZHANG Lin

Authorized Representatives

LI Lihui
YEUNG Jason Chi Wai

Secretary to the Board of Directors

YEUNG Jason Chi Wai

Qualified Accountant

LEUNG Frances Kim Lan

Registered Address of Head Office

No. 1 Fuxingmen Nei DaJie, Beijing, China

Office Address

No. 1 Fuxingmen Nei DaJie, Beijing, China

Post code:	100818
Telephone:	(86) 010-6659 6688
Fax:	(86) 010-6659 4568
Website:	http://www.boc.cn
E-mail:	bocir@bank-of-china.com

Place of Business in Hong Kong

Bank of China Tower, 1 Garden Road, Central, Hong Kong

Selected Newspapers and Websites for Information Disclosure

According to the regulations by CSRC, the selected newspapers for PRC GAAP announcement in Chinese Mainland: *China Securities, Shanghai Securities, Securities Times, China Daily*. The IFRS announcement will be published in one Chinese and one English Hong Kong Newspaper at the same time.

Website designated by CSRC to publish the Annual Report:
http://www.sse.com.cn

Website designated by the Stock Exchange of Hong Kong Limited to publish the Annual Report:
http://www.hkex.com.hk

Places Where the Annual Report Can be Obtained:
Major business locations

Hong Kong Legal Advisor

Freshfields Bruckhaus Deringer

China Legal Adviser

King & Wood PRC Lawyers

Compliance Advisers

Goldman Sachs (Asia) L.L.C.
UBS AG acting through its business group, UBS Investment Bank

Listing Affairs Representitive

Luo Nan

Office Address:	No. 1 Fuxingmen Nei DaJie, Beijing, China
Post code:	100818
Telephone:	(86) 010-6659 4626
Fax:	(86) 010-6659 4568
E-mail:	bocir@bank-of-china.com

Auditors

Domestic auditor

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company
Address:
11th Floor, PwC Center,
No. 202 Hubin Road,
Shanghai, China
Post code: 200021

International auditor

PricewaterhouseCoopers
Address:
22/F, Prince's Building,
Central, Hong Kong

Sponsors for A Share

China Galaxy Securities Co. Ltd.
CITIC Securities Co. Ltd.
Guotai Junan Securities Co. Ltd.

Other Relevant Information



Date of first registration

31 October 1983

Modified registration date

26 August 2004

Authority of first registration

State Administration of Industry and Commerce of PRC

Corporate business licence serial number

1000001000134

Financial institution licence serial number

B10311000H0001

Tax registration certificate number

JSZZ 110102100001342

Message from the Chairman

I am pleased to report to our shareholders and members of the community the significant achievements we made in 2006. In 2006, Bank of China recorded a net profit of RMB41.892 billion, an increase of 52.38% from the previous year, and a weighted average earnings per share (EPS) of RMB0.18. This result is well above our projected net profit of at least RMB32.267 billion at the time of our public listing. Operating income and operating profit before impairment losses rose respectively to RMB137.628 billion and RMB77.552 billion, an increase of 18.62% and 19.78% from their respective figures last year. Return on average total assets (ROA) and return on average equity (ROE, including minority interests) have reached 0.94% and 13.86%, respectively. While ensuring a steady increase in profitability, the Bank reduced both the overall balance and ratio of our non-performing loans. As of the end of 2006, non-performing loan balance stood at RMB98.220 billion, a decrease of RMB5.006 billion from last year's end balance, and our NPL ratio decreased to 4.04% from 4.62%.

At the Annual Shareholders' Meeting on 14 June 2007, the Board of Directors will propose a cash dividend of RMB0.04 per share for the second half of 2006. The total amount of the cash dividend accounts for approximately 44.40% of net profit during the period, and is at the high end of the dividend payout ratio of 35%–45% that we announced when we went public.

2006 marked the first year of China's 11th Five-Year Plan, and China's economy continued to maintain steady and rapid growth, albeit some imbalances in the economic development have been noticed. The transformation process has started for the development mode of the Chinese economy to go towards quality, efficiency, cleanliness, safety, and the realization of growth in a fully harmonious and sustainable manner. China's financial market has been steady and buoyant, with ample liquidity in the money market and continued success in its banking reform.

Against these various opportunities and challenges, we continue to enhance our position as the premier bank in China and pursue our objective of becoming a leading international bank. In 2006, Bank of China became the first bank in China to be dual-listed in both the international and domestic capital markets, further increasing our capital strength and capital adequacy ratio. We have embraced the regulations of the banking industry and the capital markets and have delivered to our investors our first semi-annual and quarterly report after IPO, with disclosure in a true, accurate, complete and



timely manner and in compliance with international regulatory standards. Cooperation with our strategic investors is bearing fruit. We have made substantial progress in business areas such as credit card, syndicated lending, and in the money and capital market operations, as well as in infrastructure areas such as risk management, internal control, financial management, human resources management, treasury, training, business organization structure, and information technology.

At the end of 2006, we acquired Singapore Aircraft Leasing Enterprise, a step forward in implementing our strategic plan of broadening our financial services platform. Internally, we have actively promoted strategic development of various business lines, advancing and further developing our risk management and internal control processes. We continued to deepen our reform effort of human resources management, established market-oriented remuneration system in domestic operations, and improved our incentive and accountability mechanisms. We strived to accelerate our IT blueprint implementation, achieving initial milestone in the development of the core banking system. We also had a bank-wide discussion on our core values to cultivate a common set of principles and code of conduct to meet the challenges arising from the public listing.

In the past year, we have continued to improve our corporate governance at all levels, which include the Board of Directors, Board of Supervisors, Senior Management, and Shareholders' Meeting. We appointed Mr. Patrick de Saint-Aignan and Mr. Alberto Togni as independent non-executive directors of the Bank, and Sir Frederick Anderson Goodwin and Mr. Seah Lim Huat Peter as non-executive directors. Following these appointments, the number of overseas directors increased to six – including four independent non-executive directors – substantially enhancing the operating standards of the Board of Directors towards the international standards.

Looking at the upcoming year, as China's market economy continues to develop, we are aware that we will be facing increasing competitive pressures from local and global foreign banks, as well as regulatory supervision from both financial regulators and the capital market regulators. Accordingly, we are improving our corporate governance as a mean to maximize shareholder value, as well as focusing on internal reform, aiming at proactively adjusting our strategies, adapting to the new business environment, and enhancing our capabilities in innovation and competitiveness.

We will continue to focus on all business risks to ensure healthy and balanced development, and manage foreign currency exposure to mitigate the business impact of RMB appreciation. We will also expedite the re-engineering of our business process and the IT blueprint implementation towards a robust customer-centric platform enabling centralized business operation and multi-dimensional management of major business lines. Last but not at all least, we will diligently foster a corporate culture that nurtures honesty, efficiency, responsibility, innovation, and harmony, so as to promote the overall harmonious development of the Bank.

I would like to express my gratitude to our domestic and overseas clients, our shareholders, our peers and our friends who have supported the Bank during the year, and I hope to count on your continuing confidence and support. My thanks also extend to the Board of Directors, the Board of Supervisors and Senior Management, and to all the staff for their efforts and dedication in a year that was filled with many challenges.

Xiao Gang
Chairman
22 March 2007

Message from the President

The year 2006 was a landmark in the development history of Bank of China. Having been listed successfully in both the domestic and overseas markets, as well as achieving initial success in our joint-stock reform, the Bank has entered into a new epoch in its development.

The Management has diligently implemented the development strategies adopted by the Board of Directors. Taking a proactive and balanced approach, the Management has adopted principle of scientific development to maximize the Bank's value and has met major business targets and goals set by the Board. As of the end of 2006, the Bank's total assets stood at RMB5,325.273 billion, total liabilities were RMB4,907.459 billion, and total shareholders' equity (excluding minority interests) was RMB388.254 billion, up 12.28%, 9.54% and 66.03% respectively over the end of 2005. The Bank generated after-tax profit of RMB47.152 billion (a year-on-year rise of 44.65%) and net profit amounted to RMB41.892 billion, up 52.38% from the previous year. Weighted average earnings per share was RMB0.18, a rise of 20% over 2005. ROA was 0.94% and ROE (including minority interests) was 13.86%, up 0.22 and 0.70 percentage point over 2005, respectively.

The significant increase in profits in 2006 was mainly attributable to the rapid growth of net interest income and non-interest income, strict control of credit cost, effective management of market risks, further improvement of operating efficiency, decrease in the cost/income ratio, and a reduction of the effective tax rate.

Due to the fast growth of interest-earning assets and the significant role of active liability management to reduce funding costs, the Bank's net interest spread and net interest margin continued to widen, reaching 2.28% and 2.44% respectively, up 7 and 12 basis points over the previous year. The Bank's deposits in local and foreign currencies, loans and advances to customers, debt securities, and net interest income increased by 10.57%, 8.80%, 12.57% and 20.22% respectively.

Excluding the impact of the estimated losses on the net exposure of foreign currencies, the Bank's non-interest income accounted for 18.14% of its operating income, up 1.27 percentage points, with net fee and commission



income growing by 54.89%. Additionally, the Bank's multi-faceted operation platform was further expanded, with pre-tax profit from investment banking and insurance business rising by 188.31%, contributing 2.80% to the total profit, as opposed to 1.18 % in the previous year.

In 2006, the Bank's asset quality continued to improve. Credit cost was controlled at 0.50%, with the NPL ratio at 4.04%, down 0.58 percentage point from the end of the previous year. Special-mention loans decreased from 12.71% to 8.15% while the provision coverage ratio increased 15.45 percentage points to 96.00%. By way of exchange settlement, the Bank reduced net foreign currency exposure by USD10.2 billion, effectively lowering the exchange rate risk.

Operating costs also continued to be controlled effectively, with cost to income ratio decreased from 39.30% to 38.96%. Our effective tax rate in 2006 also declined from 40.88% in 2005 to 29.63%.

The Bank has promoted business cooperation with strategic investors and helped to create powerful synergies. Cooperation between the Bank and RBS Group has made remarkable achievements in credit cards, syndicated loans, aircraft lease and financing, supply chain financing, private banking, risk management, personnel training and public relations. We have also achieved progress in cooperation with AFH, UBS, ADB, and NCSSF in the fields of small enterprise finance, investment banking, corporate governance and internal control.

In 2007, reform of the financial system will accelerate and China's banking sector will enter a new stage as the market becomes fully open to foreign banks and competition increases. In the face of such new opportunities and challenges, we will continue our efforts in developing Bank of China into a leading international bank, and continue to refine our operating mechanisms and growth patterns. We will expedite our business process re-engineering and effectively implement the IT blueprint. We will improve risk management and internal control. We will continue to enlarge our service platform with innovative products and services. We will increasingly focus on our strategic development, leadership enhancement, team building, and corporate culture practices. We will foster the business value one needs to be a market leader, to ensure a healthy, rapid and sustainable business growth.

On behalf of the Management, I would like to take this opportunity to express our sincere gratitude to the Board of Directors and the Board of Supervisors for the guidance and support; to the community at large for the trust and support; and to all our colleagues at home and abroad for the invaluable contributions. I firmly believe that with our concerted efforts, relentless drive, and continued pursuit of excellence, Bank of China can look forward to a bright future.

Li Lihui
President
22 March 2007



中国银行
BANK OF CHINA
北京2008年奥运会银行合作伙伴
OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES
Beijing 2008



Management Discussion and Analysis — Brief Review and Forecast on the Economic and Financial Environment

In 2006, the global economy achieved robust growth. According to the IMF, the global economy grew 5.1%, the second highest growth rate in 30 years. The Chinese economy continued to maintain its trend of steady expansion, with its GDP growing at 10.7%, the highest growth in 11 years. Foreign trade continued to grow rapidly. In 2006, China's foreign trade volume reached USD1,760.7 billion, up 23.8% year-on-year, with trade surplus hitting another record high of USD177.5 billion.

Global and China's GDP Growth since 2003



%
12
10
8
6
4
2
0
2003
2004
2005
2006
Global Economic Growth Rate
China's Economic Growth Rate

The international financial market developed soundly in 2006. The year witnessed the hikes and fluctuations of the prices for commodities such as oil and gold, the interest rate increases of major countries in succession, booming capital markets, while great developments were achieved in the international banking industry.

Change in Interest Rate of Major Countries or Regions, 2006



%
7.00
6.00
5.00
4.00
3.00
2.00
1.00
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
US Federal Funds
ECB Refinancing Rate
RMB 1-Yr Deposit Rate
HK Discount Window Base Rate

In 2006, China's financial market continued to run smoothly and actively as a whole. The exchange rate of RMB against USD became more elastic with a cumulative appreciation of about 3.35% in 2006. To prevent investment from overheating and strengthen liquidity management, the central bank adjusted the deposit and loan rate twice, raised the deposit reserve ratio three times and issued targeted notes four times. In 2006, M2, RMB loans and RMB deposits by financial institutions increased by 16.9%, 15.1% and 16.8% respectively. The scale of the stock market expanded markedly with a total capital raised reaching RMB220.4



billion and the ratio of its market capitalization to GDP raised to 43.3% by the year-end. Bond issuance and trading volume of the bond market were strong, with total raised capital amounting to RMB5,676.6 billion and its market value to GDP ratio going up to 44.8% at year-end.

RMB Exchange Rates Movement Since Foreign Exchange Reform


RMB against JPY
RMB against USD & EUR
05/07 05/10 06/01 06/04 06/07 06/09 06/12
USD/RMB
EUR/RMB
JPY/RMB

M1 and M2 Growth in China, 2006


%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
M1 Growth Rate
M2 Growth Rate

Growth of Loans Denominated in Renminbi and Foreign Currencies Provided by Financial Institutions, 2003-2006


RMB 100 million
%
2003 2004 2005 2006
Total Loans of Financial Institutions
Growth Rate

Change in Financing Structure of Domestic Non-financial Institutions, 2003-2006


RMB 100 million
2003 2004 2005 2006
loans
securities
national bonds
corporate bonds

The reform and opening-up of China's banking sector made steady progress. Bank of China and Industrial and Commercial Bank of China were successfully listed in Hong Kong and Shanghai in 2006, setting new Global IPO records successively. China fulfilled its WTO commitment by fully opening up to foreign banks on 11 December 2006, embracing a brand new environment, in which Chinese and foreign banks are to compete fairly and develop jointly. By the end of the year, 29 foreign institutional investors had invested in 21 Chinese banking institutions. The number of foreign banks' branches continued to increase and inter-bank competition tended to intensify continuously.

According to estimates of the IMF, global economy is expected to maintain a high growth rate in 2007, and will be able to reach 4.9%. However, risk is also increasing at the same time, mainly owing to the persistent broadening of global imbalance, the unabated global surplus liquidity, a possible slow-down of the US economy and shocks in capital markets after reaching new highs.

China's economy is expected to maintain a fast growth rate of around 8%, with the RMB exchange rate appreciating slowly and steadily, the capital market will grow deeper and broader, while competition between the banks will grow fiercer. Meanwhile, the government is expected to continue its stable and sound fiscal and financial policies, strengthen macro-economic control, put emphasis on limiting the scale of credit as well as fixed asset investment, promote gross economic balance by improving economic structures, and provide guidance and bring discipline to economic behavior by adopting more economic measures and legal methods.

Management Discussion and Analysis — Financial Review

Summary of Financial Position and Results of Operations of the Group for 2006

Profit after tax

For 2006, the Group earned a profit after tax of RMB47.152 billion, an increase of RMB14.555 billion (44.65%) compared to the prior year. Net profit amounted to RMB41.892 billion, an increase of RMB14.4 billion (52.38%). These results exceeded the objectives in the budget approved by the Bank's shareholders and the profit forecast developed in connection with the Bank's IPO of its ordinary shares. The substantial improvement in profit after tax for the year was attributable to robust growth in operating income, improved operating efficiency, effective management of credit cost, and a decrease in the effective tax rate.


50,000
40,000
30,000
20,000
10,000
0
Net profit

Earnings per share

For 2006, weighted average earnings per share was RMB0.18, an increase of RMB0.03 compared to the prior year. The capital raised in connection with the Bank's IPO in 2006, and the related listing of its ordinary shares on both the Hong Kong and Shanghai markets, further increased the Bank's capital base and ordinary shares in issue. Benefiting from the Group's strong profits, weighted average earnings per share increased compared to the prior year.


0.20
0.14
0.12
0.10

ROA & ROE

For 2006, return on average total assets was 0.94%, the highest level in the last four years, an increase of 0.22 percentage point compared to the prior year. Return on average equity excluding minority interests and including minority interests were 13.47% and 13.86% respectively, an increase of 0.95 percentage point and 0.70 percentage point respectively.


ROA %
ROE %
1.0
0.4
0.2
0
2003
2004
2005
2006
ROA

Revenue growth

The Group achieved operating income of RMB137.628 billion, an increase of RMB21.6 billion (18.62%) compared to the prior year. This increase was primarily due to the continued increase in the average balances of loans and debt securities, as well as an increase in average yields. At the same time, the Group intensified its focus on developing fee-based businesses, and there was a continued improvement in net fee and commission income. Please refer to the "Net interest income" and "Non-interest income" sections for more detailed information.


RMB million
200,000
150,000
100,000
50,000
0
2003
2004
2005
2006
Operating income

Non-interest income to operating income ratio

The Group recognized non-interest income of RMB16.921 billion in 2006, an increase of RMB1.298 billion (8.31%) compared to the prior year. The ratio of non-interest income to operating income was 12.29%, a decrease of 1.17 percentage points compared to the prior year. Excluding the effect of losses from the revaluation of foreign currency positions, this ratio was 18.14%, an increase of 1.27 percentage points.


%
30
24
18
12
6
0



Cost to income ratio

The cost to income ratio was 38.96%, a decrease of 0.34 percentage point compared to the prior year, the lowest in the last four years. This decrease was mainly due to the effective control of operating costs, as well as robust growth in operating income. Please refer to the "Operating and administrative expenses" section for more detailed information.



Credit cost

For 2006, the credit cost was 0.50%, keeping sustained compared to the prior year. While the Group has increased the size of its loan portfolio in recent years, credit cost has been maintained at a relatively low level. Improvement in asset quality, resulting from continuous improvements in the Group's credit risk management processes, and diligent efforts directed at disposing of non-performing assets contributed significantly to the Group's ability to control credit costs. Please refer to the "Impairment losses" and "Risk Management" sections for more detailed information.


24,000
20,000
16,000
12,000
8,000
4,000
0
2004
2005
2006

Non-performing loans

At the end of 2006, non-performing loans totalled RMB98.220 billion, a decrease of RMB5.006 billion compared to the prior year-end. NPL ratio was 4.04%, a decrease of 0.58 percentage point compared to the prior year-end. The Group achieved its "dual decrease" objective of reducing both NPLs and the NPL ratio. Please refer to the "Risk Management" section for more detailed information.


400,000
320,000
240,000
160,000
80,000
0

Allowance for loan impairment losses

At the end of 2006, allowance for loan impairment losses was RMB94.293 billion, an increase of RMB11.14 billion compared to the prior year-end. The provision coverage ratio was 96%, an increase of 15.45 percentage points compared to the prior year-end. Please refer to the "Risk Management" section for more detailed information.



Capital adequacy ratio

At the end of 2006, the Group's capital adequacy ratio was 13.59% and its core capital adequacy ratio was 11.44%, representing increases of 3.17 percentage points and 3.36 percentage points, respectively, compared to those at the prior year-end. These ratios were the highest levels in recent years. This increase was primarily due to the significant core capital raised through the IPO and the decrease in the Group's net foreign currency exposure, which reduced the related market risk capital requirement. Please refer to the "Capital Management" section for more detailed information.



Income Statement Analysis

Major items in the income statement are as follows:

Unit: RMB million

Group	2006	2005	2004	2003
Net interest income	**120,707**	100,405	84,985	71,904
Non-interest income	**16,921**	15,623	19,752	20,935
Including: net fee and commission income	**14,323**	9,247	8,557	7,353
Operating and administrative expenses	**(53,614)**	(45,604)	(41,915)	(34,041)
Operating profit	**77,552**	64,744	57,841	54,826
Impairment losses	**(11,587)**	(10,985)	(23,797)	(16,432)
Profit before tax	**67,009**	55,140	34,576	38,573
Income tax	**(19,857)**	(22,543)	(9,330)	(6,676)
Profit after tax	**47,152**	32,597	25,246	31,897
Minority interests	**(5,260)**	(5,105)	(4,314)	(3,190)
Net profit	**41,892**	27,492	20,932	28,707

Note: Net gains of RMB7.154 billion on the disposal of BOCHK Holdings' shares were included in non-interest income in the year 2003.

Net Interest Income

In 2006, the Group's net interest income was RMB120.707 billion, an increase of RMB20.302 billion (20.22%) compared to the prior year.

Net interest income is affected by the average balances and average interest rates of interest-earning assets and interest-bearing liabilities. Domestically, interest rates related to interest-earning assets and interest-bearing liabilities are largely influenced by the benchmark interest rates and interest rate policy established by the PBOC. The PBOC establishes floor benchmark interest rates for loans and ceiling benchmark interest rates for deposits denominated in RMB offered by domestic banks. Within the context of the framework established by the PBOC, the average interest rates of interest-earning assets and interest-bearing liabilities of the domestic operations are also influenced by other factors such as Chinese macro-economic changes, domestic competition and currency market liquidity. Overseas rates are largely a function of foreign currency interest rate, local economic environment, financial market conditions and related monetary policies.

The average balances[1] and average interest rates of interest-earning assets and interest-bearing liabilities related to the Group and its domestic RMB and foreign currency activities are shown in the following tables:



Unit: RMB million, except percentages

Items	2006		2005	
	Average balance	Average interest rate (%)	Average balance	Average interest rate (%)
Group				
Interest-earning assets				
Loans and advances to customers	2,352,262	5.45%	2,192,058	5.00%
Debt securities	1,883,760	3.57%	1,475,673	3.05%
Due from and placements with banks and other financial institutions and due from central banks	710,323	2.70%	655,359	1.94%
Total	4,946,345	4.34%	4,323,090	3.87%
Interest-bearing liabilities				
Deposits from customers	4,070,308	1.96%	3,560,014	1.57%
Due to and placements from banks and other financial institutions and due to central banks	373,811	2.51%	355,856	1.83%
Special purpose borrowings and bonds issued	109,910	4.21%	115,843	3.90%
Total	4,554,029	2.06%	4,031,713	1.66%
Net interest spread		2.28%		2.21%
Domestic RMB activities				
Interest-earning assets				
Loans and advances to customers	1,604,412	5.40%	1,443,512	5.40%
Debt securities	906,469	2.35%	656,983	2.41%
Due from and placements with banks and other financial institutions and due from central banks	350,694	1.81%	313,591	1.66%
Total	2,861,575	3.99%	2,414,086	4.10%
Interest-bearing liabilities				
Deposits from customers	2,792,952	1.57%	2,332,869	1.52%
Due to and placements from banks and other financial institutions and due to central banks	176,661	2.14%	152,810	2.47%
Special purpose borrowings and bonds issued	60,001	4.62%	53,959	4.71%
Total	3,029,614	1.67%	2,539,638	1.65%
Net interest spread		2.32%		2.45%
Domestic foreign currency activities		Unit: USD million, except percentages		
Interest-earning assets				
Loans and advances to customers	40,535	5.22%	41,770	4.01%
Debt securities	77,046	4.75%	60,367	3.52%
Due from and placements with banks and other financial institutions and due from central banks	27,691	2.87%	26,348	1.74%
Total	145,272	4.52%	128,485	3.31%
Interest-bearing liabilities				
Deposits from customers	59,288	1.98%	58,903	1.16%
Due to and placements from banks and other financial institutions and due to central banks	19,465	2.50%	20,467	1.03%
Special purpose borrowings and bonds issued	6,391	3.65%	7,361	3.27%
Total	85,144	2.22%	86,731	1.31%
Net interest spread		2.30%		2.00%

Note:

1 Average balances of interest-earning assets and interest-bearing liabilities are the average daily balances derived from the Group's management accounts which have not been audited.

The impact of volume and interest rate[1] changes on consolidated net interest income, that of domestic RMB activities and that of domestic foreign currency activities are summarized in the following table:

Unit: RMB million

Items	2006	2005	Change	Analysis of net interest income variances Volume	Interest rate
Group					
Interest income					
Loans and advances to customers	**128,270**	109,711	18,559	8,010	10,549
Debt securities	**67,195**	44,938	22,257	12,447	9,810
Due from and placements with banks and other financial institutions and due from central banks	**19,205**	12,696	6,509	1,066	5,443
Total	**214,670**	167,345	47,325	21,523	25,802
Interest expense					
Deposits from customers	**79,939**	55,914	24,025	8,012	16,013
Due to and placements from banks and other financial institutions and due to central banks	**9,393**	6,512	2,881	329	2,552
Special purpose borrowings and bonds issued	**4,631**	4,514	117	(231)	348
Total	**93,963**	66,940	27,023	8,110	18,913
Net interest income	**120,707**	100,405	20,302	13,413	6,889
Domestic RMB activities					
Interest income					
Loans and advances to customers	**86,589**	77,903	8,686	8,689	(3)
Debt securities	**21,274**	15,852	5,422	6,013	(591)
Due from and placements with banks and other financial institutions and due from central banks	**6,346**	5,197	1,149	616	533
Total	**114,209**	98,952	15,257	15,318	(61)
Interest expense					
Deposits from customers	**43,967**	35,495	8,472	6,993	1,479
Due to and placements from banks and other financial institutions and due to central banks	**3,773**	3,782	(9)	589	(598)
Special purpose borrowings and bonds issued	**2,774**	2,543	231	285	(54)
Total	**50,514**	41,820	8,694	7,867	(827)
Net interest income	**63,695**	57,132	6,563	7,451	(888)
Domestic foreign currency activities					Unit: USD million
Interest income					
Loans and advances to customers	**2,116**	1,675	441	(50)	491
Debt securities	**3,658**	2,123	1,535	587	948
Due from and placements with banks and other financial institutions and due from central banks	**794**	458	336	23	313
Total	**6,568**	4,256	2,312	560	1,752
Interest expense					
Deposits from customers	**1,173**	682	491	4	487
Due to and placements from banks and other financial institutions and due to central banks	**486**	211	275	(10)	285
Special purpose borrowings and bonds issued	**233**	241	(8)	(32)	24
Total	**1,892**	1,134	758	(38)	796
Net interest income	**4,676**	3,122	1,554	598	956

Note:

1 Impact of volume changes on interest income and expenses is calculated based on the changes in average balances of interest-earning assets and interest-bearing liabilities during the reporting period. Impact of interest rate changes on interest income and expenses is computed based on the changes in the average interest rates of interest-earning assets and interest-bearing liabilities during the reporting period. Changes caused by changes in both volume and rate have been allocated to rate.



Interest income

The Group's interest income was RMB214.670 billion, an increase of RMB47.325 billion (28.28%) compared to the prior year. This increase was primarily attributable to growth in the average balance as well as the average yield of interest-earning assets. In this regard, the average balance of interest-earning assets increased by 14.42% and reached RMB4,946.345 billion. The yield on interest-earning assets increased 47 basis points during 2006 to 4.34%.

Loans and advances to customers

The Group's interest income earned on loans and advances to customers was RMB128.270 billion, an increase of RMB18.559 billion (16.92%) compared to the prior year. This increase reflected the judicious increase in loan balances during the year. After cautiously taking risk and reward into consideration, the Group's average balance of loans and advances to customers reached RMB2,352.262 billion, representing an increase of 7.31% compared to the prior year. Continued increases in foreign currency yields (in particular the USD) and the PBOC's increases in the RMB loan benchmark rate in April and August of 2006 pushed the average yield on the Group's loans and advances to customers to 5.45%, an increase of 45 basis points.

Debt securities

The Group's interest income earned on debt securities was RMB67.195 billion, an increase of RMB22.257 billion (49.53%) compared to the prior year. The growth was largely attributable to an intense focus on optimizing the mix of the Group's investment portfolio by investing surplus liquidity, including the IPO proceeds, which had not been utilized in its loan businesses in securities with higher yields relative to other alternatives. This deployment of surplus liquidity resulted in an increase of 27.65% in the average balance of debt securities during the year to RMB1,883.760 billion. The Group has also continued to proactively manage the composition of its debt securities portfolio, taking into consideration continuing increases in the yields on securities denominated in foreign currencies, in particular the USD. The average yield of debt securities increased 52 basis points to 3.57% during the year.

The average yield of debt securities denominated in RMB was 2.35%, a decline of 6 basis points compared to the prior year. The decline was primarily attributable to surplus liquidity in the RMB financial markets, pushing down the yields on RMB securities. As illustrated in the chart below, the yield of one year PBOC bills decreased steadily from 2004, although the decline stabilized and began to rise from the third quarter of 2005. Such impact was fully reflected in the Bank's earnings in 2006.


The Yield of PBOC Bills (One Year)
%
3.6030
3.1030
2.6030
2.1030
1.6030
1.1030
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006

Due from and placements with banks and other financial institutions and due from central banks

The Group's interest income derived from amounts due from and placements with banks and other financial institutions and due from central banks rose RMB6.509 billion (51.27%) to RMB19.205 billion. The increase was primarily due to the increase in mandatory reserve funds placed with the PBOC, which was in turn attributable to the growth in customer deposits and a series of increases by the PBOC in deposit reserve requirements during the year from 7.5% to 9.0%. Continued increases in the interest rates of major currencies, including the USD, were also the contributing factors. The average yield on the Group's due from and placements with banks and other financial institutions and due from central banks increased by 76 basis points during 2006 to 2.70%.

Despite the increase in average yield, the Group continued its efforts to minimize the relative balance of this lower yielding asset class. At the end of 2006, the ratio of the average balance of amounts due from and placements with banks and other financial institutions and due from central banks to that of total interest-earning assets declined from 15% to 14%, or approximately 1 percentage point compared to the prior year.

Interest expense

The Group's interest expense was RMB93.963 billion, an increase of RMB27.023 billion (40.37%) compared to the prior year. This increase was principally attributable to a 12.96% growth in the average balance of interest-bearing liabilities to RMB4,554.029 billion, as well as a 40 basis points increase in the average cost to 2.06%.

Deposits from customers

In 2006, the Group's interest expense for customer deposits was RMB79.939 billion, representing an increase of RMB24.025 billion (42.97%) compared to the prior year. The increase was primarily due to the Group's concerted efforts to expand its customer deposit base, with the average balance of customer deposits increasing to RMB4,070.308 billion, an increase of 14.33% during the year and a rise of 39 basis points in the average cost on customer deposits to 1.96%. This increase in average cost was mainly attributable to: the continued rise in interest rates of major foreign currencies, in particular the USD; the effect of the PBOC's five upward adjustments of the benchmark interest rate for smaller balance foreign currency deposits during 2005, which was fully reflected during 2006; the PBOC's increase of the benchmark interest rate for RMB deposits in August 2006; and a rise in the proportion of time deposits to total deposits in overseas operations.

Due to and placements from banks and other financial institutions and due to central banks

The Group's interest expense for amounts due to and placements from banks and other financial institutions and due to central banks was RMB9.393 billion, an increase of RMB2.881 billion (44.24%) compared to the prior year. The increase was primarily due to interest rate increases related to major foreign currencies, particularly the USD, which resulted in a rise of 68 basis points on the average cost to 2.51%.

The average interest rate of amounts due to and placements from banks and other financial institutions and due to central banks denominated in RMB was 2.14%, a decrease of 33 basis points. During the year, the Group intensified its efforts at proactive liability management to minimize the balance of relatively high costing class of interest-bearing liabilities.

Special purpose borrowings and bonds issued

Special purpose borrowings are long-term borrowings in multiple currencies from foreign governments and/or banks in the form of export credit loans, foreign government loans and other subsidized loans. These special purpose borrowings are normally used to finance projects with special commercial purposes in PRC. The Group's interest expense for special purpose borrowings and bonds issued was RMB4.631 billion, an increase of RMB0.117 billion (2.59%) compared to the prior year. The increase was mainly due to the rise in interest rates of major foreign currencies, in particular the USD. The average interest rate of special purpose borrowings and bonds issued rose 31 basis points during the year to 4.21%.

Net interest margin

During 2006, the Group continued to improve the effectiveness of its asset and liability management, reducing the proportions of relatively low yielding assets to total assets and relatively high cost liabilities to total liabilities. Due to continued increases in the interest rates of the major foreign currencies, in particular the USD, and the continued use of RMB/USD swap transactions, the Group's net interest margin rose by 12 basis points to 2.44%. RMB and foreign currency net interest margins of domestic operations, however, have experienced opposite trends.




Net interest margin (Group)
%
4.0
3.2
2.4
1.6
0.8
0
2.03
2.15
2.32
2.44
2003
2004
2005
2006


Net interest margin (Domestic)
%
4.0
3.2
2.4
1.6
0.8
0
2.38
2.72
2.43
2.23
1.55
1.41
2.37
3.22
2003
2004
2005
2006
Foreign currency
RMB

Foreign currency net interest margin The Group's foreign currency net interest margin rose 79 basis points to 3.22%, mainly impacted by continued interest hikes of major foreign currencies, in particular the USD, and the RMB/USD currency swap transactions. Given the surplus liquidity in the market and the lack of RMB investment alternatives, the Group has taken a proactive approach to its asset and liability management, fully capitalized its competitive advantages and business strengths in foreign exchange activities, and entered into RMB/USD currency swap transactions. These swap transactions resulted in additional USD interest income. The related swap costs were recognized under "Net trading (losses)/gain".

RMB net interest margin Although the PBOC's adjustments to the benchmark rates in RMB loans and deposits in 2006 had a positive impact on RMB net interest income, the RMB net interest margin narrowed compared to the prior year. The decline was primarily attributable to changes in the domestic macro-economic environment and intensified competition in PRC markets leading to a decline in the average yield of RMB debt securities and discounted bills compared to the prior year. At the same time, the proportion of the average balance of such items to interest-earning assets denominated in RMB increased, which led to the average interest rate of interest-earning assets denominated in RMB declining from last year's 4.10% to this year's 3.99%. As aforesaid, the Bank entered into RMB/USD swap transactions to increase income, but these swap transactions resulted in a decline in RMB interest income.

Non-interest Income

Unit: RMB million

Group	2006	2005	2004	2003
Net fee and commission income	**14,323**	9,247	8,557	7,353
Net trading (losses)/gains	**(3,779)**	4,482	8,752	4,456
Investment gains/ (losses)	**3,831**	(248)	1,078	8,413
Other operating income, net	**2,546**	2,142	1,365	713
Total	**16,921**	15,623	19,752	20,935

Note: Net gains of RMB7.154 billion on the disposal of BOCHK Holdings' shares were included in "Investment gains" in year 2003.

The Group reported non-interest income of RMB16.921 billion, an increase of RMB1.298 billion (8.31%) compared to the prior year. Non-interest income accounted for 12.29% of total operating income, down 1.17 percentage points. Excluding the losses from revaluation of foreign currency positions, this ratio was 18.14%, an increase of 1.27 percentage points.

Net fee and commission income

Through its global network, the Group provides its customers with a variety of fee-based products, including agency services, settlement and clearing, credit commitment, bank cards, custodian and other services. The Group improved its product mix, not only to generate consistent revenue growth, but also to deepen and strengthen its client relationships by providing more diversified financial services to address a more diverse set of customer needs.

The Group earned net fee and commission income of RMB14.323 billion in 2006, an increase of RMB5.076 billion (54.89%) compared to the prior year. The principal elements are set out in the table below:

Unit: RMB million

Group	2006	2005	2004	2003
Agency commissions	**4,621**	2,735	2,690	2,137
Settlement and clearing fees	**3,848**	2,941	2,626	2,237
Credit commitment fees	**3,064**	2,693	2,367	2,075
Bank card fees	**2,937**	2,340	1,840	1,340
Custodian and other service fees	**2,669**	1,989	1,865	1,779
Fee and commission income	**17,139**	12,698	11,388	9,568
Fee and commission expense	**(2,816)**	(3,451)	(2,831)	(2,215)
Net fee and commission income	**14,323**	9,247	8,557	7,353



Net fee and commission income from domestic operations accounted for a significant portion of consolidated net fee and commission income at RMB8.629 billion, an increase of RMB3.422 billion (65.72%) compared to the prior year. The principal components of net fee and commission income from domestic operations are shown in the following table:

Unit: RMB million

Domestic	2006	2005	2004	2003
Agency commissions	1,406	823	647	425
Settlement and clearing fees	2,402	1,745	1,681	1,395
Credit commitment fees	2,164	1,784	1,407	1,191
Bank card fees	2,080	1,540	1,095	776
Custodian and other service fees	1,541	1,112	654	532
Fee and commission income	9,593	7,004	5,484	4,319
Fee and commission expense	(964)	(1,797)	(1,432)	(1,128)
Net fee and commission income	8,629	5,207	4,052	3,191

During 2006, the Group launched a three-year plan to further develop and enhance its fee-based services, in order to leverage its competitive advantage and reinforce its leading position in the domestic market. The key elements of this plan include: enhancement of the management and organization structure and deployment of adequate resources to more effectively support the delivery of fee-based products and services, principally through objective-based performance evaluation and remuneration; a reinvigorated focus on new product development, with particular emphasis on the areas of international settlement and trade finance, wealth management products, services for Qualified Domestic Institutional Investors, and bank cards; improvement of communications among various business and functional departments, including product management departments and the front line departments, domestic and overseas operations, commercial banking, investment banking and insurance operations, to promote efficient service and cross-selling; and further strengthening of service pricing management and improving pricing strategy including revision and broadening of fee-charging channels.

Agency commissions

The Group recorded agency commissions of RMB4.621 billion in 2006, an increase of RMB1.886 billion (68.96%) compared to the prior year. The rapid growth of the domestic Chinese economy, including robust increase in disposable household income levels, and the rapidly growing securities markets, both domestically and in Hong Kong SAR, contributed to the increase in the demand for agency services related to mutual funds distribution, placement of insurance products and securities brokerage, which significantly contributed to the increase in agency commissions during 2006.

Settlement and clearing fees

The Group recorded settlement and clearing fees of RMB3.848 billion, an increase of RMB0.907 billion (30.84%) compared to the prior year. The increase was primarily attributable to strong demand for trade related clearing and settlement services. Furthermore, the Bank successfully launched the first phase of its new core payments system, which provides an efficient platform for customers to initiate remittance transactions, contributing to a robust increase in transaction volume and fee income domestically.

Credit commitment fees

Credit commitment fees primarily consist of fees from guarantee services, fees in connection with on-lending loans and syndicated loans. Total credit commitment fees were RMB3.064 billion in 2006, an increase of RMB0.371 billion (13.78%) compared to the prior year. The increase was primarily attributable to continued growth of the domestic and international trade, which led to the increase of fees from letters of guarantee and syndicated loans business.

Bank card fees

Bank card fees primarily consist of annual fees, cash advance fees, transaction fees and merchant services fees. In 2006, bank card fees for the Group were RMB2.937 billion, an increase of RMB0.597 billion (25.51%) compared to the prior year. During 2006, the Group launched a number of new bank card programs domestically, including the BOC City Card, the Great Wall Commercial Card and a series of Co-Brand Cards, which permit installment payments. The steady increase in bank card fees reflected increases in both the number and usage volume of bank cards. In addition to these increases, the levy of a fee on all domestic debit cards resulted in an increase of RMB0.214 billion domestically during 2006.

Custodian and other service fees

Custodian and other service fees primarily consist of fees from custody, corporate finance advisory and other fee-based services. These fees totalled RMB2.669 billion, an increase of RMB0.680 billion (34.19%) compared to the prior year. This increase was primarily attributable to charges on smaller balance personal accounts, which contributed RMB0.224 billion to the increase and the exploring and developing new fee sources such as corporate finance advisory services.

Fee and commission expense

In 2006, total fee and commission expense was RMB2.816 billion, a decrease of RMB0.635 billion (18.40%) compared to the prior year. The decrease related to a number of factors including a decrease of RMB0.3 billion due to a reduction in transaction fees charged by the China Foreign Exchange Trading Centre for certain foreign exchange transactions and the expenses of RMB0.13 billion in connection with the issue of subordinated bonds and asset disposal fees of RMB0.16 billion to China Orient in 2005 which did not recur in 2006.

Net trading (losses)/gains

Unit: RMB million

Group	2006	2005	2004	2003
Net (losses)/gains from foreign exchange and foreign exchange products	**(2,204)**	2,518	5,069	8,309
Net (losses)/gains from interest rate and other instruments	**(1,575)**	1,964	3,683	(3,853)
Total	**(3,779)**	4,482	8,752	4,456

The Group incurred a net trading loss of RMB3.779 billion in 2006. This loss arose principally from the revaluation of foreign currency positions as a result of the continued appreciation of RMB and revaluation losses arising from equity linked derivatives.



Net (losses)/gains from foreign exchange and foreign exchange products

The Group's net losses from foreign exchange and foreign exchange products during 2006 reflected the net result of gains from foreign exchange transactions and losses from the revaluation of foreign currency positions.

Gains from foreign exchange transactions

The volume of the Group's foreign exchange transactions grew steadily during the year, resulting in a gain of RMB7.616 billion. Domestically, the spread income derived from RMB/foreign exchange operations amounted to RMB5.938 billion, an increase of RMB1.077 billion (22.16%) compared to the prior year. The increase was primarily attributable to the increase of the spread earned on RMB/foreign currency operations compared to 2005.

Losses from the revaluation of foreign currency positions

The Group reported a net loss of RMB9.820 billion which was attributable to the revaluation of its net foreign currency position in 2006. The composition of the Group's foreign currency position as at 31 December 2006 and the related revaluation gains and losses for the year are set out in the following table:

	Net foreign currency position[1] as at 31 December 2006 Unit: USD million			Net gains/(losses) arising from the net foreign currency position[1] in 2006 Unit: RMB million		
	On Balance Sheet	Off Balance Sheet	Total	On Balance Sheet	Off Balance Sheet	Total
1. Net foreign currency position relating to Huijin option						
(1) Foreign exchange option with Huijin	—	(18,000)		—	1,949	
(2) Foreign currency capital injected economically hedged by the Huijin option	18,000	—	—	(4,707)	—	(2,758)
2. Net foreign currency position relating to swap agreements						
(1) Spot transactions under foreign currency swap agreements	41,528	—		(6,730)	—	
(2) Forward transactions under foreign currency swap agreements	—	(41,528)	—	—	2,222	(4,508)
3. Foreign currency denominated net investments in foreign operations[2]	14,146	—	14,146	—	—	—
4. Other net foreign currency position	11,627	4,109	15,736	(2,773)	219	(2,554)
Sub-total	85,301	(55,419)	29,882	(14,210)	4,390	(9,820)
Less: Foreign currency denominated net investments in foreign operations[2]			(14,146)			
Net foreign currency position			15,736			

Notes:

① Long and short positions of foreign currency are represented by positive and negative figures, respectively.

Gain and loss of revaluation and retranslation are represented by positive and negative figures, respectively.

② Retranslation losses related to the foreign currency denominated net investments in foreign operations are recognized as "Currency translation differences", a separate component of equity, which does not affect the consolidated profit and loss of the Group.

The following explains the key components presented in the above table:

1. Net foreign currency position relating to Huijin option

On 5 January 2005, the Bank entered into an option agreement with Huijin ("Huijin option"), to economically hedge a portion of its net foreign currency position arising from the foreign currency capital injection by Huijin. According to the terms of the agreement, the Bank acquired options to sell to Huijin USD, totalling USD18 billion, in tranches of no more than USD1.5 billion each at the beginning of each calendar month from 1 January to 31 December 2007 at a fixed exchange rate of USD1 to RMB8.2769. The related option premium of RMB4.469 billion is payable by the Bank to Huijin in 12 equal monthly installments beginning from 1 January 2007. The gain from the change in the fair value of the Huijin option for 2006 amounted to RMB1.949 billion, which partially offset the RMB4.707 billion foreign exchange revaluation loss of the related on-balance sheet foreign currency position.

2. Net foreign currency position relating to swap agreements

In light of the surplus liquidity in the RMB capital markets, the lack of investment alternatives and the favorable interest yields of foreign currency denominated financial assets, the Bank entered into a series of USD/RMB swap transactions to increase its income. Under these agreements, the Bank bought USD in spot transactions and invested the funds in financial assets denominated in foreign currency to benefit from the favorable interest rate differentials, and bought back RMB in the future at agreed exchange rates to effectively contain the Group's foreign currency risks. The swap transactions had no impact on the Group's net foreign currency position. At the end of 2006, the outstanding notional amount of these transactions amounted to USD41.5 billion.

In 2006, the foreign exchange revaluation loss related to the USD positions through these spot transactions was RMB6.730 billion, partially offset by the revaluation gain of RMB2.222 billion on the forward sales of USD. This net loss of RMB4.508 billion was reported as a component of "Net trading (losses)/gains", contributing to the significant decrease in 2006. The beneficial effect of the favorable interest rate differential on USD financial assets, however, was reported as a component of "Interest income". Please refer to the "Cost/benefits discussion" below for more detailed information.

3. Other net foreign currency position

At the end of 2006, other net foreign currency position of the Group amounted to USD15.7 billion which included a USD11.6 billion on-balance sheet position and a USD4.1 billion off-balance sheet position. The on-balance sheet position comprised primarily the unhedged portion of foreign currency capital contributions, foreign currency profits, foreign currency position retained for daily operation purposes, and other long or short positions resulting from cross foreign currency transactions.

During 2006, the foreign currency proceeds from the IPO and the foreign currency profits increased the Group's foreign currency position. However, the Bank sold approximately USD26.3 billion following approval from the relevant authorities. As a result, the Group reduced its net foreign currency position from USD25.9 billion as at 31 December 2005 to USD15.7 billion as at 31 December 2006. Please see Note IX to the Financial Statements for detailed information on the movements of the Group's foreign currency position. In 2006, the net loss arising from this other net foreign currency position recognized was RMB2.554 billion, which was lower than that in 2005.

In 2007, the Group has continued to implement measures to further reduce its net foreign currency exposure and it is anticipated that such exposure will continue to decrease.

Cost/benefits discussion

The Bank recorded a foreign currency revaluation loss of RMB9.820 billion from its foreign currency position during 2006. However, it has benefited from the favorable interest differentials between foreign currencies and RMB financial assets as discussed above. By way of example, in 2006, the average yield of our domestic foreign currency denominated debt securities was 4.75%, which was higher than the average yield of 2.35% for RMB denominated debt securities, leading to a difference in yield of 2.40%. Management believes that the benefits from favorable interest differentials were greater than the foreign currency revaluation loss as discussed above.





Net (losses)/gains from interest rate and other instruments

Net (losses)/gains from interest rate and other instruments comprised primarily gains/losses from disposal and changes in the fair value of trading securities, changes in fair value of interest rate derivatives and changes in equity linked derivatives. In 2006, the Group reported a net gain of RMB0.492 billion from trading in interest rate instruments. However, the equity linked derivatives reported a net loss of RMB2.067 billion, which was mainly attributable to BOCI. BOCI has established economic hedges using derivatives instruments for its trading in equity investment. The gain and loss arising from dealing in equity and fair value changes of equity investment held for trading are recognized in "Investment gains/(losses)".

Investment gains/(losses)

The Group reported an investment gain of RMB3.831 billion in 2006, representing an increase of RMB4.079 billion compared to the prior year. The increase primarily due to: a gain of RMB2.3 billion on trading investment valuation and transactions reported by BOCI (the associated loss on hedging derivatives was reported in "Net trading (losses)/gains" in the income statements), increased gain of approximately RMB1.1 billion on disposal of Zhuhai Nantong Bank and some other investment project, and an increased gain of approximately RMB0.5 billion from investment in associates.

Other operating income, net

Unit: RMB million

Group	2006	2005	2004	2003
Other operating income				
Insurance premiums	**7,708**	5,237	4,057	3,225
Others	**2,623**	1,380	1,268	758
Sub-total	**10,331**	6,617	5,325	3,983
Other operating expenses				
Insurance claim expenses	**(7,484)**	(3,861)	(2,928)	(2,767)
Others	**(301)**	(614)	(1,032)	(503)
Sub-total	**(7,785)**	(4,475)	(3,960)	(3,270)
Other operating income, net	**2,546**	2,142	1,365	713

The Group's other operating income and expenses comprise mainly of insurance premiums and claim expenses. Insurance premiums reported an increase of RMB2.471 billion in 2006 (47.18%) compared to the prior year. As the life insurance business grew rapidly in 2006, the provision for life insurance claims increased accordingly. As a result, insurance claim expenses rose 93.84% or RMB3.623 billion at the same time.

Other operating income included gains on disposal of debt to equity swap amounting to RMB1.309 billion and gains on disposal of loans to third party amounting to RMB0.660 billion.

Operating and Administrative Expenses

Unit: RMB million

Group	2006	2005	2004	2003
Staff costs	**30,677**	23,979	19,814	16,394
General operating and administrative expenses	**17,283**	15,742	13,992	11,188
Depreciation	**5,654**	5,883	8,109	6,459
Total	**53,614**	45,604	41,915	34,041

In 2006, the Group incurred operating and administrative expenses amounting to RMB53.614 billion, an increase of RMB 8.010 billion (17.56%) compared to the prior year.



Staff costs amounted to RMB30.677 billion, an increase of RMB6.698 billion (27.93%) compared to the prior year. The increase in staff costs was mainly attributable to: in 2006, the Group continued to implement the Joint Stock Reform Plan as approved by the State Council, including undertaking a comprehensive re-design of its employee compensation and establishing a new supplementary pension program and the Annuity Plan. As a result, domestic salary levels



increased through the implementation of the new domestic Salary System in 2006, which assigned salary levels based on a consistent assessment of roles, responsibilities and market compensation levels. In addition, related government mandated contributions to various employee welfare programs, labor union, and training initiatives which were levied at the rate of 14%, 2%, and 1.5%, respectively of the staff salary costs also increased. Increases in retirement costs related to contribution to the Group's defined contribution plan for domestic employees also contributed to the rise in staff costs. For additional details related to staff costs, see Note V. 35 to the Financial Statements.

General operating and administrative expenses mainly comprised postal fees, marketing fees, utility fees, printing expenses, maintainance fees, offices, regulatory expenses and other professional fees. In 2006, the general operating and administrative expenses were RMB17.283 billion, an increase of RMB1.541 billion (9.79%) compared to the prior year, consistent with the growth in the Group's business activities. These expenses also included regulatory fees of RMB0.992 billion paid to the CBRC, which increased RMB0.066 billion compared to the prior year.

During 2006, the Group intensified its focus on cost control and budget management and the growth in operating income outpaced that of general operating and administrative expenses. In 2006, the cost to income ratio was 38.96%, a decrease of 0.34 percentage point compared to the prior year, indicating an improvement in operating efficiency.

Impairment Losses

Unit: RMB million

Group	2006	2005	2004	2003
Provision for loan impairment	**11,687**	10,888	22,793	14,701
Provision for impairment losses of foreclosed assets	**85**	133	2,997	2,019
(Write-back of)/provison for impairment losses of other receivables	**(211)**	498	(2,216)	178
Provision for/(write-back of) impairment losses of fixed assets and others	**26**	(534)	223	(466)
Total	**11,587**	10,985	23,797	16,432

In 2006, NPLs and NPL ratio both decreased, reflecting the improved credit quality of loans and advances. The Group continued to adopt a prudent loan provisioning policy. Impairment losses on loans and advances amounted to RMB11.687 billion in 2006, representing an increase of RMB0.799 billion compared to the prior year. In 2006, the credit cost was 0.50% of average loans and advances, the similar level as the prior year. For further information on loan quality and the allowance for loan impairment losses, please refer to the "Risk Management — Credit Risk" section.

Income Tax Expense

In 2006, the Group's income tax expense was RMB19.857 billion, representing a decrease of RMB2.686 billion (11.92%) compared to the prior year. The effective tax rate was 29.63%, a decrease of 11.25 percentage points compared to the prior year. The decrease in the effective tax rate was mainly due to the fact that pursuant to Cai Shui [2007] No. 40 "Notice to Bank of China Limited on the Deductible Criterion relating to Salary Expenses" issued by the Ministry of Finance and the State Administration of Taxation, the Group has obtained approval for the deduction of RMB15.669 billion of its domestic salary expenses when determining the Group's 2006 taxable income, resulting in a decrease in income tax expense of RMB4.6 billion for 2006.

The reconciliation of the statutory income tax rate to the effective income tax rate is set forth in the Note V.38 to the Financial Statements.

Balance Sheet Analysis

At the end of 2006, the Group's total assets were RMB5,325.273 billion, an increase of RMB582.467 billion (12.28%) compared to the prior year-end, and total liabilities were RMB4,907.459 billion, an increase of RMB427.273 billion (9.54%) compared to the prior year-end.

An analysis of significant balance sheet items is set out in the following table:

Unit: RMB million

	As at 31 December			
Group	**2006**	2005	2004	2003
Assets				
Loans and advances to customers	**2,431,806**	2,235,046	2,146,462	2,157,473
Debt securities[1]	**1,879,418**	1,669,591	1,309,479	1,092,187
Due from and placements with banks and other financial institutions, and due from central banks	**787,471**	661,478	631,727	700,659
Other assets	**226,578**	176,691	182,775	29,646
Total assets	**5,325,273**	4,742,806	4,270,443	3,979,965
Liabilities				
Deposits from customers	**4,095,422**	3,703,777	3,342,477	3,035,956
Due to and placements from banks and other financial institutions, and due to central banks	**363,755**	375,288	318,443	327,673
Bonds issued and other borrowings	**123,571**	112,343	95,802	81,052
Other liabilities	**324,711**	288,778	280,983	305,808
Total liabilities	**4,907,459**	4,480,186	4,037,705	3,750,489

Note:

1 Including trading and other debt securities at fair value through profit or loss, available-for-sale securities, held-to-maturity securities, and securities classified as loans and receivables.

Loans and Advances to Customers

Loan portfolio is a key component of the Group's assets. At the end of 2006, the Group had a total loan portfolio of RMB2,431.806 billion, an increase of RMB196.760 billion (8.80%) compared to the prior year-end.

The quality of the Group's loan portfolio continued to improve during the year, with loans classified as special-mention decreasing significantly, resulting in an increase in the percentage of higher quality loans. The Group also continued to rebalance the mix of the loan portfolio to achieve higher yields by reducing the proportion of lower yielding trade bills in the portfolio.



Corporate loans and Personal loans

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Group	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Corporate loans	1,849,062	76.04%	1,712,043	76.60%	1,652,421	76.98%	1,774,080	82.23%
Personal loans	582,744	23.96%	523,003	23.40%	494,041	23.02%	383,393	17.77%
Total	2,431,806	100.00%	2,235,046	100.00%	2,146,462	100.00%	2,157,473	100.00%

Accrual and Non-accrual loans

When either the principal or the interest receivable relating to loans becomes overdue for more than 90 days, such loans are classified as non-accrual loans. All other loans are classified as accrual loans.

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Group	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Accrual loans	2,354,814	96.83%	2,158,232	96.56%	2,091,360	97.43%	1,863,714	86.38%
Non-accrual loans	76,992	3.17%	76,814	3.44%	55,102	2.57%	293,759	13.62%
Total	2,431,806	100.00%	2,235,046	100.00%	2,146,462	100.00%	2,157,473	100.00%

For additional information on loan classification and credit quality, refer to the "Risk Management — Credit Risk" section.

Debt Securities

The Group held debt securities totalling RMB1,879.418 billion at the end of 2006, an increase of RMB209.827 billion (12.57%) compared to the prior year-end. There was no significant impairment in debt securities. The classification of the Group's debt securities portfolio at the end of 2006 is as follows:

Unit: RMB million, except percentages



	As at 31 December							
	2006		2005		2004		2003	
Group	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Trading and other debt securities at fair value through profit or loss	110,634	5.88%	107,271	6.42%	91,012	6.95%	114,557	10.49%
Available-for-sale securities	807,308	42.96%	593,010	35.53%	346,532	26.46%	410,140	37.55%
Held-to-maturity securities, net	461,140	24.54%	607,459	36.38%	457,994	34.98%	215,175	19.70%
Securities classified as loans and receivables, net	500,336	26.62%	361,851	21.67%	413,941	31.61%	352,315	32.26%
Total	1,879,418	100.00%	1,669,591	100.00%	1,309,479	100.00%	1,092,187	100.00%

The percentage of securities classified as available-for-sale and as loans and receivables both increased during the year, while the percentage of held-to-maturity securities declined significantly. The percentage of trading and other debt securities at fair value through profit or loss maintained similar levels to the prior year. The change in the classification mix of the debt securities portfolio principally related to the re-investment of funds received on the maturity of securities classified as held-to-maturity, into those classified as available-for-sale. Similarly, the Group increased its investment in securities with a shorter tenor, such as PBOC bills and commercial papers denominated in foreign currency. With these changes, the Group achieved more flexibility in managing its portfolio to achieve higher yields while ensuring associated risks were appropriately managed. As a result, the percentage of securities classified as loans and receivables increased.

Debt securities-Issuer Type

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Group	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Government and government guaranteed	**817,643**	**43.50%**	794,413	47.58%	590,932	45.12%	430,903	39.43%
Financial institution	**610,738**	**32.50%**	475,878	28.50%	359,503	27.45%	318,744	29.17%
Public sector and quasi-government	**263,333**	**14.01%**	263,007	15.75%	274,983	21.00%	275,178	25.18%
Corporate	**187,856**	**9.99%**	136,449	8.17%	84,253	6.43%	67,944	6.22%
Sub-total	**1,879,570**	**100.00%**	1,669,747	100.00%	1,309,671	100.00%	1,092,769	100.00%
Allowance for impairment losses	**(152)**		(156)		(192)		(582)	
Total	**1,879,418**		1,669,591		1,309,479		1,092,187	


Debt securities by currency
RMB million/(%)
31 December 2006
131,776 (7.01%)
Others
875,220 (46.57%)
Renminbi
169,310 (9.01%)
Hong Kong dollar
703,112 (37.41%)
US dollar
Debt securities by currency
RMB million/(%)
31 December 2005
125,090 (7.49%)
Others
834,407 (49.98%)
Renminbi
147,966 (8.86%)
Hong Kong dollar
562,128 (33.67%)
US dollar



Deposits from Customers

The Group's deposits from customers totalled RMB4,095.422 billion at the end of 2006, an increase of RMB391.645 billion (10.57%) compared to the prior year-end. Of this increase, corporate and personal deposits increased by RMB180.952 billion and RMB193.235 billion, respectively.

Customer Deposits by Customer Type

The following table sets forth the principal components of the Group's deposits from customers by customer type:



Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Group	**Amount**	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Corporate deposits								
Demand deposits	**979,653**	**23.92%**	836,763	22.59%	776,648	23.24%	679,524	22.38%
Time deposits less than one year	**514,564**	**12.56%**	486,681	13.14%	373,467	11.17%	312,585	10.30%
Time deposits over one year	**36,496**	**0.89%**	26,317	0.71%	32,743	0.98%	20,182	0.66%
Sub-total	**1,530,713**	**37.38%**	1,349,761	36.44%	1,182,858	35.39%	1,012,291	33.34%
Personal deposits								
Demand deposits	**770,583**	**18.82%**	667,957	18.03%	697,028	20.85%	607,904	20.02%
Time deposits less than one year	**1,302,266**	**31.80%**	1,243,964	33.59%	1,059,284	31.69%	1,066,069	35.11%
Time deposits over one year	**346,010**	**8.45%**	313,703	8.47%	296,246	8.86%	260,874	8.59%
Sub-total	**2,418,859**	**59.06%**	2,225,624	60.09%	2,052,558	61.41%	1,934,847	63.73%
Security and margin deposits	**145,850**	**3.56%**	128,392	3.47%	107,061	3.20%	88,818	2.93%
Total	**4,095,422**	**100.00%**	3,703,777	100.00%	3,342,477	100.00%	3,035,956	100.00%

During 2006, the Group continued to proactively manage its liability mix, while maintaining stable growth of deposits. In this regard, the proportion of generally low-interest bearing demand deposits, both corporate and personal, increased by 2.01 percentage points and 1.85 percentage points during the year.

The following table sets forth the principal components of the Group's domestic deposits from customers by customer type:

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Domestic	**Amount**	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Corporate deposits								
Demand deposits	**871,331**	**26.65%**	734,140	25.08%	657,481	25.80%	574,030	25.08%
Time deposits less than one year	**384,294**	**11.75%**	369,455	12.62%	263,920	10.36%	221,793	9.69%
Time deposits over one year	**35,723**	**1.09%**	23,939	0.82%	19,515	0.77%	19,031	0.83%
Sub-total	**1,291,348**	**39.49%**	1,127,534	38.51%	940,916	36.92%	814,854	35.61%
Personal deposits								
Demand deposits	**544,974**	**16.67%**	470,508	16.07%	416,516	16.34%	351,875	15.38%
Time deposits less than one year	**955,536**	**29.22%**	903,685	30.87%	804,928	31.58%	785,862	34.34%
Time deposits over one year	**340,136**	**10.40%**	304,491	10.40%	286,832	11.25%	254,453	11.12%
Sub-total	**1,840,646**	**56.29%**	1,678,684	57.34%	1,508,276	59.18%	1,392,190	60.84%
Security and margin deposits	**137,815**	**4.22%**	121,344	4.15%	99,417	3.90%	81,310	3.55%
Total	**3,269,809**	**100.00%**	2,927,562	100.00%	2,548,609	100.00%	2,288,354	100.00%

Customer Deposits by Geography

The following table sets forth the principal components of the Group's deposits from customers by geography:

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Group	**Amount**	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Chinese Mainland	**3,269,809**	**79.84%**	2,927,562	79.04%	2,548,609	76.25%	2,288,354	75.38%
Hong Kong & Macau and other overseas regions	**825,613**	**20.16%**	776,215	20.96%	793,868	23.75%	747,602	24.62%
Total	**4,095,422**	**100.00%**	3,703,777	100.00%	3,342,477	100.00%	3,035,956	100.00%



Domestic deposits from customers accounted for a majority of the Group's total deposits from customers. The geographical composition of domestic deposits from customers is summarized in the following table.

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
Domestic	**Amount**	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Northeastern China	**250,412**	**7.66%**	226,695	7.74%	203,727	7.99%	183,440	8.02%
Northern China	**686,480**	**20.99%**	640,856	21.89%	534,382	20.97%	489,667	21.40%
Eastern China	**1,096,859**	**33.55%**	955,325	32.63%	824,746	32.36%	735,308	32.13%
Central and Southern China	**874,594**	**26.75%**	791,382	27.03%	714,551	28.04%	644,504	28.16%
Western China	**361,464**	**11.05%**	313,304	10.70%	271,203	10.64%	235,435	10.29%
Total	**3,269,809**	**100.00%**	2,927,562	100.00%	2,548,609	100.00%	2,288,354	100.00%

The most significant concentration of domestic deposits continues to be in the Northern China, Eastern China, Central and Southern China. The aggregate balance of these deposits from customers in these three regions at the end of 2006 was RMB2,657.933 billion, representing 81.29% of total domestic deposits from customers and 64.90% of the Group's total deposits from customers. As the areas of most significant economic activity in China, these three regions are also the focus of intense business development activities for the Bank.


Customer deposits by currency
RMB million/(%)
31 December 2006
196,436 (4.80%)
Others
2,902,584 (70.87%)
Renminbi
573,912 (14.01%)
Hong Kong dollar
422,490 (10.32%)
US dollar
Customer deposits by currency
RMB million/(%)
31 December 2005
201,820 (5.45%)
Others
2,531,878 (68.36%)
Renminbi
529,827 (14.30%)
Hong Kong dollar
440,252 (11.89%)
US dollar

Deposits from customers denominated in RMB remained the Group's most significant funding source. At the end of 2006, the Group's deposits from customers denominated in RMB totalled RMB2,902.584 billion, representing 70.87% of the Group's total deposits from customers, an increase of 2.51 percentage points compared to the prior year-end. During 2006, deposits from customers denominated in RMB increased RMB370.706 billion, representing 94.65% of the increase in the Group's total deposits from customers. Deposits from customers denominated in USD and HKD, accounted for 10.32% and 14.01%, respectively, of the Group's total deposits from customers at the end of 2006.

Equity

The Bank substantially increased its capital base in recent years through, among other things, the capital contribution from Huijin, the sale of equity to strategic investors, and the IPO. At the end of 2006, the Group's total equity was RMB388.254 billion, representing an increase of RMB154.412 billion (66.03%) compared to the prior year-end. This increase was comprised of the following significant elements:

(1) On 13 March 2006, the Bank issued approximately 8.514 billion ordinary shares of par value of RMB1.00 each to the National Council for Social Security Fund at a premium. The share premium (net of share issuance costs) of RMB1.481 billion was recognized in the capital reserve;

(2) On 1 June 2006 and 9 June 2006, the Bank issued approximately 29.404 billion H Shares of par value of RMB1.00 each through a global offering to Hong Kong and overseas investors at a premium. The share premium (net of share issuance costs) of RMB58.128 billion was recognized in the capital reserve;

(3) On 29 June 2006, the Bank issued approximately 6.494 billion A Shares of par value of RMB1.00 each through an initial public offering to domestic investors at a premium. The share premium (net of share issuance costs) of RMB12.958 billion was recognized in the capital reserve;

(4) In 2006, the Group's net profit amounted to RMB41.892 billion.

Please refer to the Statement of Changes in Shareholders' Equity in the Financial Statements for additional details.

Off-balance Sheet Items

Off-balance sheet items include derivative financial instruments, contingent liabilities and commitments.

Derivative Financial Instruments

The Group entered into various foreign currency, interest rate, equity and precious metals derivative transactions principally for trading, asset and liability management and on behalf of customers.





Please refer to Note V.3 to the Financial Statements for the contractual/notional amounts and fair values of derivative instruments held by the Group at the end of 2006.

Contingent Liabilities and Commitments

Contingent liabilities and commitments include legal proceedings, assets pledged, capital commitments, operating leases, certificate treasury bond redemption commitments, credit commitments and fiduciary activities. Credit commitments were the largest component, totalling RMB1,087.822 billion at the end of 2006.

Please refer to Note XI to the Financial Statements for more details related to contingent liabilities and commitments.

Segment Reporting by Geography

The Group conducts its business activities in the Chinese mainland, Hong Kong and Macau and other overseas locations. The geographical analysis of profit attributable to our business activities, along with information on the related assets and liabilities, in these three geographical areas are set forth in the following table:

Unit: RMB million

	Chinese mainland		Hong Kong & Macau		Other overseas regions		Eliminations		Group	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Total assets	4,291,241	3,803,989	1,078,863	966,225	214,735	186,982	(259,566)	(214,390)	5,325,273	4,742,806
Total liabilities	3,915,907	3,584,086	978,465	871,046	204,673	178,853	(191,586)	(153,799)	4,907,459	4,480,186
Net interest income	100,910	82,687	17,980	16,027	1,813	1,691	4	—	120,707	100,405
Non-interest income	6,215	7,132	10,483	7,224	827	1,267	(604)	—	16,921	15,623
Including: net fee and commission income	8,629	5,207	5,369	3,226	829	814	(504)	—	14,323	9,247
Operating and administrative expenses	(43,139)	(36,600)	(9,070)	(7,287)	(1,465)	(1,717)	60	—	(53,614)	(45,604)
Operating profit	57,619	47,627	19,330	15,904	1,143	1,213	(540)	—	77,552	64,744
Impairment losses	(14,923)	(15,404)	3,106	3,869	230	550	—	—	(11,587)	(10,985)
Profit before tax	42,672	32,752	23,395	20,450	1,482	1,938	(540)	—	67,009	55,140
Income tax	(16,353)	(19,409)	(3,404)	(2,814)	(290)	(320)	190	—	(19,857)	(22,543)
Minority interests	(9)	(5)	(5,251)	(5,100)	—	—	—	—	(5,260)	(5,105)
Net profit	26,310	13,338	14,740	12,536	1,192	1,618	(350)	—	41,892	27,492

The Chinese mainland continues to be the Group's most important geographical business segment. At the end of 2006, the total assets of this segment (before inter-company eliminations) were RMB4,291.241 billion, an increase of RMB487.252 billion (12.81%) compared to the prior year-end, accounting for 76.84% of the Group's total assets (before inter-company eliminations), an increase of 0.10 percentage point compared to the prior year-end. In 2006, this segment had an operating profit (before inter-company eliminations) of RMB57.619 billion, an increase of RMB9.992 billion (20.98%) compared to the prior year, accounting for 73.78% of the Group's total operating profit (before inter-company eliminations). Meanwhile, this region realized a net profit (before inter-company eliminations) of RMB26.310 billion, an increase of RMB12.972 billion (97.26%) compared to the prior year, accounting for 62.28% of the Group's net profit (before inter-company eliminations). This segment has become increasingly important to the Group as a source of revenue and profit growth. The Group has an extensive domestic branch network, providing traditional retail and corporate banking services. The Group also provides both RMB and foreign currency banking services. With respect to the latter, the Group continues to maintain a distinct advantage over its competitors by virtue of its unique position in the foreign currency business.

The Hong Kong and Macau segment is also an important segment to the Group. At the end of 2006, total assets of this segment (before inter-company eliminations) were RMB1,078.863 billion, an increase of RMB112.638 billion (11.66%) compared to the prior year-end, accounting for 19.32% of the Group's total assets (before inter-company eliminations), a decrease of 0.17 percentage point compared to the prior year-end. In 2006, this segment had an operating profit (before inter-company eliminations) of RMB19.330 billion, an increase of RMB3.426 billion (21.54%) compared to the prior year, accounting for 24.75% of the Group's operating profit (before inter-company eliminations). Meanwhile, this segment achieved a net profit (before inter-company eliminations) of RMB14.740 billion, an increase of RMB2.204 billion (17.58%) compared to the prior year, accounting for 34.89% of the Group's net profit (before inter-company eliminations). Apart from traditional commercial banking activities, the Group also has subsidiaries operating insurance, investment banking and investment businesses in this geographical area. These include BOCI, BOCG Insurance and BOCG Investment. The continued development of these businesses is essential to the successful implementation of the Group's plan to develop a universal banking platform.

The Group has also established a substantial overseas network, with operations in Europe, North America, South America, Africa and other Asia-Pacific regions. At the end of 2006, the total assets of these regions (before inter-company eliminations) were RMB214.735 billion, an increase of RMB27.753 billion (14.84%) compared to the prior year-end, accounting for 3.84% of the Group's total assets (before inter-company eliminations). These overseas operations had an operating profit (before inter-company eliminations) of RMB1.143 billion and a net profit (before inter-company eliminations)



of RMB1.192 billion, accounting for 1.46% and 2.82% of the Group's operating profit and net profit (before inter-company eliminations) respectively.

Please refer to the "Business Review" for additional information on business segments.

Critical Accounting Estimates and Assumptions

The application of the Group's accounting policies in the preparation of its consolidated financial statements requires a number of critical accounting estimates and assumptions. These estimates and assumptions were made based on past experience and reasonable expectations of future events. Further, the basis for making these estimates and judgments is subject to a process of re-evaluation. Management believes that the accounting estimates and assumptions made properly reflected the economic conditions in which the Group was operating and the relevant conditions specific to individual estimates and judgments. The areas involving significant estimates and assumptions include the allowance for loan impairment losses and bad debt write-offs, classification of debt securities, measurement of the fair value of financial assets and financial liabilities, measurement of defined benefit plans, and the recognition of income tax expense.

Please refer to Note III to the Financial Statements for more detailed information related to the Group's accounting policies and accounting estimates.

Other Financial Information

Reconciliation between PRC GAAP and IFRS Financial Information



The reconciliation of net assets and net profit of the Group prepared in accordance with PRC GAAP to that prepared in accordance with IFRS is set forth in Appendix I to the Financial Statements.

Reconciliation of Shareholders' Equity between CAS 2006 and Present PRC GAAP

In February 2006, the Ministry of Finance ("MOF") issued 39 new Accounting Standards for Enterprises as part of the PRC government's initiative to converge the PRC GAAP with International Financial Reporting Standards. These new standards, which are mandatory for all listed companies and optional for others, are effective for accounting periods commencing on or after 1 January 2007.

The Group has adopted the New CAS from 1 January 2007 and has prepared this Reconciliation pursuant to the requirements of the "Notice of Disclosure of Relevant financial information under the New CAS" (Zheng Jian Fa [2006] No.136) issued by the CSRC and the "Accounting Standards for Business Enterprises No.38 — First-Time Adoption of Accounting Standards for Business Enterprises" which set forth the analysis of the key impacts of the New CAS to its financial position. The Reconciliation reflects material retrospective adjustments that are required to the Group's shareholders' equity as at 1 January 2007 on the adoption of the New CAS, based on the consolidated financial statements of the Group for the year ended 31 December 2006.

The Bank was listed in Hong Kong Stock Exchange in June 2006 and prepares consolidated financial statements under IFRS. In order to minimize the differences between the Group's consolidated financial statements prepared under IFRS and the New CAS, the Group has adopted the Opinion No.1 on the implementation of the New CAS issued by the Expert Task Force of the MOF on 1 February 2007 and put through appropriate retrospective adjustments to the shareholders' equity as at 1 January 2007 as permitted under this Expert Task Force opinion, in addition to those allowed under the Accounting Standards for Business Enterprises No.38 — First-time Adoption of Accounting Standards for Business Enterprises.

The Group will continue to assess the impacts of the adoption of the New CAS on its financial positions, operating results and cash flows. The reconciliation of the Group's consolidated shareholders' equity as at 1 January 2007 prepared under the existing applicable standards and that prepared under the New CAS (hereinafter referred to as "the Reconciliation") may be subject to adjustments from further interpretations that might be issued by the MOF and our due consideration of the related implications to the Group's application of these policies. Consequently, the amount of consolidated shareholders' equity as at 1 January 2007 presented in this Reconciliation might be different from that to be disclosed in the Group's consolidated financial statements for the year ending 31 December 2007.

Unit: RMB million

Items	Amount	Note
Consolidated shareholders' equity (under the present PRC GAAP) as at 31 December 2006	**388,254**	1
Retrospective adjustments on adoption of the New CAS:		
Fair value measurement on investment properties	3,318	2
Early retirement benefit obligations	(5,316)	3
Equity securities classified as available-for-sale financial assets and measured at fair value	2,550	4
Cost method applied on precious metals	(791)	5
Deferred tax impact (including those on the above items)	(286)	6
Others	36	
Sub-total	(489)	
Balance of Minority Interest	29,560	7
Consolidated shareholders' equity (under the New CAS) as at 1 January 2007	**417,325**	



Notes to the Reconciliation:

1 This amount of shareholders' equity as presented in the Reconciliation is extracted from the Group's consolidated financial statements for the year ended 31 December 2006 prepared in accordance with the Accounting Standards for Business Enterprises, the Accounting System for Financial Institutions, and other relevant accounting regulations as applicable to the Group for the said period ("present PRC GAAP"). The above financial statements for the year ended 31 December 2006 were audited by PwC and "Report of Auditors" (PwC ZT SZ [2007] No.10826) and an unqualified opinion was issued on 22 March 2007.

2 Under the present PRC GAAP, investment properties were treated as fixed assets and were measured at cost less accumulated depreciation and impairment losses. In accordance with the New CAS, Accounting Standards for Business Enterprises No.3 — Investment Property, investment properties are measured at fair value at the balance sheet date.

3 According to the MOF requirement, the early retirement benefit expenditures during the early retirement period (from early retirement date to legal retirement date) to those employees who accepted an early retirement arrangement was recognized on a cash basis by the Group. According to the New CAS, Accounting Standards for Business Enterprises No.9 — Employee Benefits, early retirement benefits at the balance sheet date should be recorded based on the present value of future payment obligation after adjusting for actuarial gain or loss and past servicing cost.

4 Under the present PRC GAAP, equity securities were accounted for at cost less allowance for impairment losses. According to the New CAS, Accounting Standards for Business Enterprises No.22 — Financial Instruments: Recognition and Measurement, these securities are classified as available-for-sale and stated at fair value.

5 According to accounting practice of PRC banking industry, all precious metals were initially recognized at cost and subsequently re-measured at fair value at the balance sheet date. According to the New CAS, Accounting Standards for Business Enterprises No.1 — Inventories, precious metals that are not related to the Group's precious metals trading activities are carried at cost.

6 Under the New CAS, deferred income tax is provided using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Under the present PRC GAAP, deferred income tax is provided using the liability method, on timing differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the financial statements.

The difference between the New CAS and present PRC GAAP mainly represents the deferred income tax credited or charged directly to equity under the New Accounting Standards relating to the fair value re-measurement of available-for-sale investments charged or credited directly to equity.

This item also includes the deferred tax impact related to the aforesaid retrospective adjustments.

7 Minority interest balance is included as part of the shareholders' equity under the New CAS. Under the present PRC GAAP, minority interest was presented outside of the shareholders' equity.

The above Reconciliation of Shareholders' Equity between CAS 2006 and Present PRC GAAP for the year ended 31 December 2006 were reviewed by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and a review report was issued on 22 March 2007.

Disclosure of Other Related Data Required by Regulation

The following primary financial items and indicators were based on the "Standards Concerning the Contents and Formats of Information Disclosure by Companies Offering Securities to the Public No.2 — Contents and Formats of Annual Report (revised 2005)" (zhengjiangongsizi [2005] No. 141) promulgated by the CSRC.

Primary Financial Items

Unit: RMB million

	2006	2005	Increase/ decrease	2004
Operating income	**242,192**	190,894	51,298	155,446
Profit before tax	**67,009**	55,140	11,869	34,576
Net profit	**41,892**	27,492	14,400	20,932
Net profit after deducting the non-routine items	**39,822**	26,174	13,648	20,310
Net cash flow from operating activities	**27,908**	13,883	14,025	(100,738)

	End of 2006	End of 2005	Increase/ decrease (%)	End of 2004
Total assets	**5,325,273**	4,742,806	12.28%	4,270,443
Shareholders' equity (excluding minority interests)	**388,254**	233,842	66.03%	205,351

Operating income = Interest income + Fee and commission income + Net trading (losses)/gains + Investment gains/(losses) + Other operating income

Primary Financial Indicators

	2006	2005	Increase/ decrease	2004
Earnings per share (RMB)[1]	**0.17**	0.13	0.04	0.11
Return on net assets (%)[2]	**10.79**	11.76	(0.97)	10.19
Net profit (RMB million)	**41,892**	27,492	14,400	20,932
Return on equity based on net profit after deducting the non-routine items (%)[3]	**10.26**	11.19	(0.93)	9.89
Net cash flow from operating activities per share (RMB)[4]	**0.11**	0.07	0.04	(0.54)

	End of 2006	End of 2005	Increase/ decrease (%)	End of 2004
Net assets per share (RMB)	**1.53**	1.12	36.61%	1.10
Adjusted net assets per share (RMB)	**1.52**	1.11	36.94%	1.09

Notes:
1. Earnings per share is diluted figure;
2. Return on equity is diluted figure;
3. Return on equity based on net profit after deducting the non-routine items is diluted figure;
4. The total shares as at end of years are applied to the calculation of net cash flow from operating activities per share, net assets per share and adjusted net assets per share.

The following items were based on the "Preparation Conventions of Information Disclosure by Companies Offering Securities to the Public No. 9 — the Calculation and Disclosure of Return on Net Assets and Earnings Per Share" (zhengjianfa [2001] No. 11) promulgated by the CSRC.

Items	Profit for the reporting period (RMB million)	Return on net assets (%)		Earnings per share (RMB)	
		Diluted	Weighted average	Diluted	Weighted average
Profit from principal operations	77,552	19.97%	24.28%	0.31	0.33
Operating profit	77,552	19.97%	24.28%	0.31	0.33
Net profit	41,892	10.79%	13.11%	0.17	0.18
Net profit after deducting the non-routine items	39,822	10.26%	12.46%	0.16	0.17



Management Discussion and Analysis — Business Review


中国银行
BANK OF CHIN

With an international network in 27 countries and regions, the Bank's scope of business encompasses three main areas: commercial banking, investment banking and insurance. It has established correspondent relationships with 1,500 agency banks with 47,000 branch offices worldwide. Through its global network, service quality and the depth of its strength, the Bank continues to maintain a special competitive advantage in the domestic banking market.

The following table sets forth the operating profit attributable to each of the principal lines of business for the periods indicated:

Unit: RMB million, except percentages

	2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total
Commercial banking	**73,649**	**94.97%**	63,219	97.64%	56,243	97.24%
Investment banking	**1,301**	**1.68%**	321	0.50%	324	0.56%
Insurance	**539**	**0.70%**	291	0.45%	302	0.52%
Others	**1,418**	**1.83%**	(21)	(0.03%)	972	1.68%
Elimination	**645**	**0.82%**	934	1.44%	—	—
Total	**77,552**	**100.00%**	64,744	100.00%	57,841	100.00%

Commercial Banking

Commercial banking business is the traditional main business of the Bank. It includes corporate banking business, personal banking business and financial market business (mainly consists of treasury operations).

The following table sets forth the operating profit of the main commercial banking business lines for the periods indicated:

Unit: RMB million, except percentages

	2006		2005		2006 compared with 2005	
	Amount	% of total	Amount	% of total	Growth volume	Growth ratio
Corporate banking business	43,313	58.81%	41,248	65.25%	2,065	5.01%
Personal banking business	17,694	24.02%	12,493	19.76%	5,201	41.63%
Treasury operations	12,642	17.17%	9,478	14.99%	3,164	33.38%
Total	73,649	100.00%	63,219	100.00%	10,430	16.50%

Corporate Banking Business

Business scope and strategic positioning

The Bank provides its corporate customers (including state-owned enterprises, private enterprises, foreign-investment enterprises, financial institutions and government agencies) with various financial products including loans, bill discounting, trade finance, deposit-taking, settlement, clearing, cash management services as well as integrated financial solutions tailor-made to meet customers' needs. It is the Bank's strategy to target large and high quality corporate customers and to cultivate a long-term cooperative relationship with them. By the end of 2006, the Bank has maintained credit business relationships with more than 41,000 corporate customers and has more than 1,500 financial institution group customers. Meanwhile, the Bank selectively explores business opportunities with small and medium-sized enterprises ("SME") and has launched new financial services for SME customers in 11 cities located in the "Yangtse River Delta" area.

Opportunities and challenges

In 2006, the effect of the macro-economic control policy of the State gradually became apparent as expansion in the production capacity of some industries began to be restrained. Competition between banks on products, services and price became more intensive. The Bank actively adjusted its customer structure in accordance with the macro-economic control policy of the State. The Bank expanded its key customers group and implemented differential relationship management and service policies. Significant achievements have been made in the marketing and advancing of loans. Based on a global credit line, the Bank improved its ability to serve its customers at a global level by enhancing its coordination with branches and subsidiaries overseas. The Bank successfully operated a number of projects together with BOCI, BOCG Investment, BOCG Insurance, etc, realising group synergies by tapping into their respective resources. It enhanced the Bank's abilities to provide integrated services to its core customers based on its universal banking platform. The Bank advocated product innovation and continuous improvement of its product mix, so as to meet customers' sophisticated demands for financial products and to sharpen its competitive edge. The Bank set up training plans for employees engaged in the corporate banking business and established working teams of professional customer managers and product managers. Credit monitoring of loans has been strengthened and customer management system has been put into application. The quality of the underlying assets of corporate loans has continued to improve.



Business operation

In 2006, the pre-tax profit (before inter-company eliminations) of the corporate banking business was RMB32.3 billion, representing an increase of 11.6% from the previous year. The pre-tax ROA reached 1.87%.

Unit: RMB million

	2006	2005	2006 compared with 2005 Growth volume	Growth ratio
Net interest income	**55,416**	51,124	4,292	8.40%
Non-interest income	**10,742**	9,604	1,138	11.85%
Operating and administrative expenses	**(19,695)**	(16,468)	(3,227)	19.60%
Operating profit	**43,313**	41,248	2,065	5.01%
Impairment (losses)/write-back	**(11,166)**	(12,529)	1,363	(10.88%)
Profit before tax	**32,298**	28,941	3,357	11.60%
Segment assets	**1,797,363**	1,658,718	138,645	8.36%

Deposit business

With the rapid growth of the Chinese economy, the Bank proactively adjusted its deposit currency structure and has taken in more corporate deposits denominated in Renminbi. At the end of 2006, the balance of domestic Renminbi-denominated corporate deposits was RMB1,160.8 billion, representing an increase of RMB165.4 billion or 16.6% compared to the prior year-end. The Renminbi-denominated corporate deposits had the market share of 7.7% among PRC financial institutions. The Bank's foreign currency deposits kept growing as a result of its continuous efforts to maintain its competitive advantage in the foreign currency business. At the end of 2006, the balance of domestic foreign currency corporate deposits was USD16.72 billion, representing an increase of USD344 million or 2.10% as compared to the prior year-end, in which the Bank continued to maintain its leading position in the market. At the end of 2006, the balance of foreign currency corporate deposits of overseas operations totalled RMB239.4 billion, representing an increase of RMB17.1 billion or 7.7% compared to the prior year-end.

Loan business

The Bank strengthened its marketing efforts to key customers by optimizing the loan review process and approval procedures and implementing a flexible pricing authorization system. The structure of the Bank's loan by customers, industries and loan tenure as well as the asset quality have all continued to improve. At the end of 2006, the outstanding balance of domestic Renminbi-denominated corporate loans was RMB1,245.1 billion, representing an increase of RMB149.0 billion or 13.59% compared to the prior year-end. This represented a market share of 6.3% among the financial institutions in China. The foreign exchange loan business is principally affected by increases in foreign exchange rates and on-lending loan repayment. At the end of 2006, the outstanding balance of domestic corporate loans denominated in foreign currencies was USD38.347 billion, representing a decrease of USD1.783 billion compared to the prior year-end. The Bank maintained the leading position in foreign currency-denominated corporate loans with a market share of 29.12% among PRC financial institutions. At the end of 2006, the outstanding balance of foreign currency-denominated corporate loans of overseas operations was RMB304.5 billion, representing an increase of RMB12.4 billion or 4.26% compared to the prior year-end.


专业秉承 恒久财富
百年品牌 全球网络 专业智慧 尊贵服务
中银理财
财富之道 智者为先

Financial institutional banking business

The Bank's financial institutional banking business includes local and foreign currency deposit taking, local and foreign currency clearing, custody, fund distribution, asset management services, insurance agency business, securities and futures clearing, bond distribution, clearing agency and foreign currency note services for financial institutions and correspondent banking services. The Bank focused on expanding the scope of its cooperation with other financial institutions through customer referral, resource sharing and joint development of new products.

The Bank also optimized the structure of its deposit taking business by actively reducing the amount of Renminbi-denominated negotiated deposits which have a higher cost. By the end of 2006, the domestic branches of the Bank received from financial institutions RMB demand and time deposits of RMB134.1 billion, representing a decrease of RMB7.3 billion compared to the previous year. The balance of foreign currency-denominated deposits from financial institutions (including demand and time deposits) was USD10 billion, representing an increase of USD1.4 billion from the previous year-end.

The Bank also conducts US Dollar, Euro and Japanese Yen clearing services through its New York, Frankfurt and Tokyo branches. These branches, together with the Singapore branch, are all tier one clearing banks in the local markets. The Bank is committed to enhancing the quality of its clearing services by improving coordination between its domestic and overseas operations. As a result, the clearing services for US Dollar, Euro and Japanese Yen reached historic record high. The New York branch ranked 11th in terms of USD clearing volume through CHIPS, Clearing House Interbank Payment System, and the Tokyo branch was ranked 10th in the Japanese Yen clearing system.

International settlement and trade finance

International settlement and trade finance business is one of the Bank's traditional strengths. It comprises trade settlement, non-trade settlement, trade finance, guarantee, factoring, etc. The Bank benefited from the growth of the domestic economy and international trade, and enjoyed rapid development of its international settlement and trade finance services.

By the end of 2006, transaction volume for the international settlement business (including international trade settlement and non-trade settlement) of the domestic branches and outlets was USD588.045 billion, representing an annual growth of 12.04%. For international trade settlement business, the transaction volume was USD492.848 billion, representing an annual increase of 19.22%. According to data from the



State Administration of Foreign Exchange (or SAFE), at the end of 2006, the Bank maintained its leading position in international trade-related services with a market share of 31.13%.

International settlement services of the Group

Unit: USD million

		2006	2005
Domestic branches and outlets	Trade settlement	492,847.57	413,383.26
	Non-trade settlement	95,197.77	111,474.64
	Sub-total	588,045.34	524,857.90
Overseas operations	Trade settlement and Non-trade settlement	343,358.05	283,233.31
Group	**Total**	931,403.39	808,091.21

In 2006, despite the negative impact of increasing foreign currency interest rates, the Bank achieved steady growth in foreign-currency denominated trade finance. For the year 2006, the foreign currency-denominated trade finance conducted by the domestic branches of the Bank and outlets in the PRC was USD27.089 billion, representing a 2.90% increase compared to 2005. By taking advantage of the rapidly growing domestic trade business, the Bank saw a drastic growth in its Renminbi-denominated trade finance business, with the total amount reaching RMB44.552 billion, representing an increase of 166.65% compared to 2005.

In relation to guarantee services, the Bank has consolidated its leading position in this area by actively pursuing business opportunities both domestically and internationally. In 2006, the transaction volume for foreign currency-denominated guarantee business of the domestic branches and outlets of the Bank in the PRC reached USD12.7 billion with an annual growth of 80.59%, and the transaction volume for Renminbi-denominated guarantee businesses in the PRC amounted to RMB73.234 billion with an annual growth of 90.97%.

The transaction volume for international factoring from domestic branches and outlets of the Bank in the PRC increased by 19.75% from the previous year to USD5.645 billion in 2006. The transaction volume for domestic factoring


用心如一 诚信
中银理财
财富之道 智者为先
百年品牌 全球网络 专业智慧 尊贵服务

business reached RMB34.314 billion, representing an increase of 163.62% from the previous year. The Bank was elected as a member of the Executive Committee of the Factors Chain International ("FCI") which is the first time a Chinese factor representative has been elected to the FCI board. This further enhances the Bank's reputation in the international factoring community.

The international settlement and trade finance business of the Bank's overseas operations continued to maintain rapid growth. In 2006, the transaction volume for overseas operations' international settlement business was USD343.358 billion, representing an increase of 21.23% from the previous year. The transaction volume for trade finance business was USD43.219 billion, representing a year-on-year increase of 26.57%.

Other fee-based businesses for corporate customers

The Bank provides an extensive range of fee-based products and services for corporate customers. Apart from international settlement services, the Bank also provides domestic settlement, financial institutions services, lending-related services and online banking services.

Domestic settlement activities primarily include bank drafts, promissory notes, checks, foreign currency exchange, remittance, banker's acceptance, etc. In 2006, the domestic branches and outlets generated a total domestic settlement income of RMB0.85 billion, representing an increase of 31.0% from the previous year.

Lending-related services include on-lending arrangements, syndicated loan arrangement, entrusted loans, lending agent for policy banks and corporate finance advisory work. In 2006, the Bank participated in a number of syndicated loans either as lead arranger or participant. In 2006, the fee income of the domestic branches and outlets in the PRC generated from their lending-related services was RMB426 million, increasing by 43.92% over the previous year.

Based on its corporate internet banking platform, the Bank provides its corporate customers with a wide range of cash management services, including account services, Renminbi payment and collection services, settlement and clearing services, centralized receivable management and liquidity management, etc. The Bank also provides group companies with foreign exchange fund sweeping and management services. In 2006, the total transaction volume for corporate internet banking exceeded RMB10 trillion, and the scope of the service was extended to nine overseas branches. This further improved the Bank's ability to provide worldwide financial support to Chinese enterprises with a global business coverage.

Business innovation

In 2006, the Bank formulated the "Guidelines on Corporate Banking Product Innovation and Management", which developed an information-sharing platform for the Bank's products. The Bank also compiled the "Handbook of Corporate Banking Products", which helped to standardize its corporate banking products. The key innovative products developed by the Bank include revolving loans, inventory-linked acceptance for dealer financing, purchase of account receivables, asset-backed loans, equity trust and foreign currency-denominated entrusted loans. The corporate finance advisory business became a new focus of growth and domestic and outlets branches in the PRC have begun providing such services to corporate customers. The Bank cooperated with strategic investors in a number of structured financing projects, thereby improving its ability to serve the needs of corporate clients with high-end financial services and products. In 2006, the Bank started to provide third party cash custody service to securities companies, which consolidated the Bank's status as a major bank services provider in the securities settlement market.

The Bank established and strengthened its trade financing brand in the market by promoting the "Da" (Chinese character which means "Access") series products, including "Export Quanyida", "Import Huilida", "Import Baofuda", "Rongfuda" etc. The Bank was proactive in developing supply chain finance products. It was the first bank in the PRC to offer domestic supply chain finance solutions to customers. It was also the first bank in the world to introduce the "Back-Flow International Factoring" product that solves the technical problem caused by agents in international factoring. The product has been widely acclaimed within the factoring community.

The Bank has successfully acquired SALE in 2006, which further expanded its corporate banking business platform.

Outlook

The financial industry is striding into a new competitive era in which the participants will become more diversified with competition coming from all directions. In 2007, the Bank will continue to improve its service to customers. Some major measures include: improving the service model for key customers; optimizing business procedures in the corporate banking business; strengthening coordination and cross-selling among the head office and the branches in both domestic and overseas markets and across different business lines; encouraging product innovation and improving the service model for small business. These efforts will help the Bank lay down a solid foundation for a sustainable growth in the future.



Personal Banking Business

Annual international and domestic awards received in the personal banking business:

- Hexun.com
  2006 Best Personal Residential Mortgage Loan Service ("Ideal Home");
  2006 Best Marketing Practice ("The Great Wall ChinaRen Card");
  2006 Maximum Investment Value, RMB Wealth Management Products;

- VISA
  2006 Best Olympic Partner;
  2006 Best Acquiring Bank;

- MasterCard
  2006 Best Contribution of the Year (PRC);
  2006 Best Acquiring Bank of the Year;
  2006 Best International Card of the Year (Great Wall International MasterCard in GBP);
  2006 Best Branch Sales of the Year (Bank of China Jiangsu Branch);

- China Union Pay
  2006 Advance Award for Best Execution of CUP Business Regulations;
  2006 Excellent Achievements in CUP Standard Credit Card Issuance;
  2006 Extraordinary Contribution Award for CUP Cards Acquiring.

Business scope and strategic positioning

The Bank provides a broad range of personal banking products and services, including savings deposit, personal loans, payment and settlement, bank cards and wealth management services.

Personal banking business is one of the Bank strategic priorities. It strives to accelerate the development of its personal banking business in order to improve the business and income structure and to increase revenues while reducing risk. The Bank provides customers with standardized quality products and services as well as customized products and services to affluent clients.

At the end of 2006, the Bank had approximately 0.14 billion retail customers, 183 million Renminbi-denominated deposit accounts and 35 million foreign currency-denominated deposit accounts.

Opportunities and challenges

In 2006, a series of macro-economic adjustment measures implemented by the central government had a great impact on the personal residential loans market. Deposits of residents were partially diverted away due to the buoyant and fast-growing capital market. The deposits were subject to greater fluctuation. The continuous appreciation of the Renminbi reduced the desire of residents to keep foreign currencies and settlement of foreign exchange transactions by individuals increased. Interest rate hikes by the PBOC contributed to the increase in Renminbi-denominated deposits. However, consumer loan borrowers were forced to pay higher interest as a consequence and therefore the amount of early loan repayments also increased.

The Bank proactively makes adjustment in response to changes in the market environment. The Bank built up specialized marketing teams for personal loans and implemented a "Direct Sale Model" system. The Bank also continued to improve its centralized personal loan approval mechanism by upgrading the system and optimizing the approval process in order to improve efficiency in reviewing and approving facilities. With these innovations, the Bank greatly improved the competitiveness of its personal lending business. The Bank also re-adjusted the renovation of its operating network, so as to implement the separation of various functions, speed up the business process, relocate services and establish a new KPI system, which aims at increasing cross-selling and customer wallet share. The Bank





strengthened product and service innovation, provided a series of customized services to affluent customers, and developed and consolidated the mid-level customer base to effectively maintain sustainable growth for all related business.

Business operation

In 2006, the pre-tax profit (before inter-company eliminations) of the personal banking business was RMB17.35 billion, representing an increase of 20.98% over the prior year with a pre-tax ROA of 2.7%.

Unit: RMB million

			2006 compared with 2005	
	2006	2005	Growth volume	Growth ratio
Net interest income	**36,142**	31,877	4,265	13.38%
Non-interest income	**8,702**	5,860	2,842	48.50%
Operating and administrative expenses	**(26,188)**	(24,330)	(1,858)	7.64%
Operating profit	**17,694**	12,493	5,201	41.63%
Impairment (losses)/write-back	**(569)**	1,434	(2,003)	(139.68%)
Profit before tax	**17,345**	14,337	3,008	20.98%
Segment assets	**687,592**	603,891	83,701	13.86%

Savings deposits

At the end of 2006, the balance of domestic savings deposits denominated in Renminbi was 1,602.755 billion, representing an increase of 186.429 billion compared to the prior year-end. The Bank's market share among all financial institutions was 9.92%. The balance of domestic foreign exchange deposits was USD30.465 billion, representing a decrease of USD2.044 billion from the previous year-end. The balance of overseas foreign currency deposits was RMB578.213 billion, representing an increase of RMB31.273 billion compared to the previous year-end.

Personal loans

At the end of 2006, the balance of domestic Renminbi-denominated personal loans was RMB443.6 billion, representing an increase of RMB63.6 billion from the previous year, amongst which the outstanding balance of residential loans was RMB337.8 billion, representing an increase of RMB51 billion from the previous year. The balance of overseas personal loans was RMB139.1 billion, representing a decrease of RMB3.9 billion from the previous year.

Personal fee-based business

Wealth management

In 2006, the Bank strived to develop its personal wealth management business by eliciting synergies between its domestic and overseas branches, which further enhanced customer awareness of the "BOC Wealth Management" brand.

The Bank continued to build specialized service facilities in 2006. It established 97 new wealth management centers, all built according to a uniform standard within the year, bringing the total number of wealth management centers to 297. The Bank continued to improve its services provided to its wealth management customers and the ability to expand such wealth management customer base. It increased the number of wealth management customers to over 700,000, representing an increase of 200,000 from the previous year.

The Bank strived to improve the specialized wealth management services. It provided "Reservation Service" in its domestic wealth management centers for wealth management customers, marketed "Overseas Wealth Management" and "Investment Advisory Management" service in cooperation with BOCHK and BOCI and launched the "Dedicated Service Center" brand.

The Bank endeavored to build a professional wealth management team. The BOC wealth management specialist group was staffed with over 20 specialists from its related departments and BOCHK, BOCI, BOC Securities, BOCG Insurance etc., supporting the promotion of the "BOC Wealth Management" for overseas wealth management and customer cultivation. The number of full-time specialized client managers in the wealth management team reached 2,226 by the end of 2006, among which 1,007 have obtained an AFP certification and 197 have obtained a CFP certification.


VISA
VISA
VISA
VISA
VISA

Bank card business

The Bank provides various types of bank card products and services in response to different customer needs, including single credit cards denominated in dual-currencies, quasi-credit cards, debit cards and agent services for cards issued by other issuers. In 1985, the Bank issued China's first bank card.

Credit card The Bank provides a broad range of credit card products, including credit cards denominated in single and dual-currencies which can be settled in Renminbi, US Dollar, HK Dollar, Euro and Japanese Yen. By the end of 2006, the Bank has issued about 2.15 million credit cards in Chinese Mainland.

Credit Card Volume (Domestic)


10 thousand
240
200
160
120
80
40
0
50
90
135
215
Dec 31, 2003
Dec 31, 2004
Dec 31, 2005
Dec 31, 2006

Quasi-credit card The Bank was the first bank in China to issue quasi-credit cards. This product uses the "Great wall" brand and provides saving, settlement and payment functions. At the end of 2006, the Bank had



issued 7.21 million quasi-credit cards in China. The Bank is the largest quasi-credit card issuer in China in terms of issued card volume and has a market share of over 37%.

Debit card The Bank provides debit card products which link directly to client bank accounts. Cardholders may engage in trading in foreign exchange, bullion, fund, treasury bonds and other securities, and may also access the Bank's telephone banking and internet banking services through their debit cards. By the end of 2006, the Bank had issued 98.6 million debit cards in Chinese Mainland.


BOC RMB Card Sale Volume (Domestic)
RMB 100 million
1,600
1,200
800
400
0
409
684
976
1,478
2003
2004
2005
2006

Merchant Acquiring Services The Bank provides settlement services to merchants by processing credit card, quasi-credit card and debit card transactions. The Bank has one of the largest merchant acquiring networks in China. By the end of 2006, the Bank had 190,000 merchants, realizing foreign card acquiring transactions of RMB22.3 billion.


Foreign Card Transaction Volume Acquired by BOC (Domestic)
RMB 100 million
240
200
160
120
80
40
0
103
156
191
223
2003
2004
2005
2006

Business innovation

The Bank focused on the credit requirements of its customers in the areas of consumer payment and investment. It launched some competitive direct customer service products, including "Easy Mortgage" for first-hand residential mortgage loan, "Safe Mortgage" for second-hand residential mortgage loan, fixed interest rate mortgage, "Fast Auto Loan" under the umbrella of the "Ideal Home" brand, etc. Personal revolving loans were launched in some developed regions. This product has grown rapidly and brought in new revenue.



The Bank pays great attention to bank card innovation. In 2006, it promoted various credit card and co-brand products, such as the BOC City Card, the Great Wall Commercial Card, the BOC Jiaotong University Affinity Card, the BOC Peking University Co-Brand Card, the BOC Golden Eagle Co-Brand Card, the BOC (Shanghai) SOGO JCB Co-Brand Card and the BOC PKU Affinity Card. In addition, the Bank promoted a lot of quasi-credit card products, including the Great Wall Ruziniu Co-Brand Card, the Great Wall PICC Co-Brand Card, the Great Wall Jianye Co-Brand Card, the Great Wall Jiashi Co-Brand Card, the Great Wall Zhonghai Co-Brand Card, the Great Wall Zhongsheng Co-Brand Card etc. The Bank emphasized the importance of building relationships with customers of great development potential. It has strategically launched "Great Wall ChinaRen Alumni Card", "Great Wall Blooming Season Card" etc.

The Bank emphatically developed new personalized investment and wealth management products. It has made available investment products which are linked to overseas stock markets, Renminbi-denominated derivatives, Renminbi-denominated products —

"Market Game" and a QDII product "BOC USD Enhanced Cash Management", and jointly launched derivative products denominated in foreign currencies linked to stock markets in cooperation with its strategic investors.

As the banking partner of the 2008 Beijing Olympic Games, the Bank launched the Olympic Growth Deposit Passbook and Olympic Courtesy Deposit Certificate, aligned with the Olympic brand.

The Bank actively developed its overseas retail market in 2006. Five of its overseas branches including Singapore and Seoul, piloted the Renminbi-denominated cash exchange and deposit business. The Bank increased the choice of foreign currencies for Renminbi-denominated remittance, and issued debit cards at its branches in Paris and London. BOCHK marketed options, off-shore deposits and acted as the agent for precious metal trading services through its domestic branches and outlets. The London branch launched banking services for Chinese students studying in the UK in cooperation with RBS Group. The New York branch cooperated with Citizens Bank, a subsidiary of RBS Group in the US, on the provision of international remittance services to the PRC. It also launched "Family Remittance" with BTS in the US. It also started the selling of Korean Won to the Chinese citizens in the PRC.



Outlook

In 2007, the Bank will focus its personal banking business on a client-oriented tenet and strive to improve business operations, perfect its service model, optimize business processes, develop and cultivate affluent customers, strengthen cross-selling and internal coordination, promote product innovation, strengthen marketing and increase the core competitiveness of the services delivered by the outlets. The Bank will accelerate innovation in personal banking for quick development and expansion of its private banking business and wealth management through extending its cooperation with overseas strategic investors on products, services, human resources etc. The human resources strategic plan for the personal banking business will be drawn up to accelerate the forming of specialized teams and to lay down a solid foundation in support of sustainable development.

Financial Market Business

Business scope and strategic positioning

The financial market business of the Bank includes foreign exchange and precious metal transactions, bond transactions, short-term financing notes and bills, local and foreign-currency bond investments, financial derivatives and commodity futures, local and foreign currency wealth management and asset management, distribution and custody of funds etc. The Bank conducts its treasury operations primarily through five trading centers located in Beijing, Shanghai, Hong Kong, London and New York. These trading centers manage positions and quotations in relays, which enables the Bank to conduct its treasury operations on a 24-hour basis.



The Bank's development strategies for its financial market business are: giving equal emphasis on local and foreign currency-denominated business, carrying out treasury transactions on self-owned accounts and agency accounts and providing excellent marketing and customer service, so as to strengthen its leading position in the domestic financial market; maintaining sustainable product innovation and risk management, cultivating professional human resources; achieving a continual critical competitiveness; realizing the integration of global trading and investment; achieving the excellence of advanced international banks in terms of both business volume and profitability; and gradually building up a good brand image for the financial market business.

Opportunities and challenges

In 2006, due to the uncertain expectation on the FED's interest policy, there were relatively large fluctuations in the interest rate market. The yield of the US 10-year treasury bond experienced a large decrease after its earlier large increase. Major currencies maintained movements within their normal range but with declining volatility, and the market environment was not favorable for foreign currency-denominated treasury operations.

Meanwhile, due to tight monetary policies, the overall price of the domestic bond market witnessed a downturn. The overall yield of the Renminbi-denominated bond market was in an upward trend. The yield on Renminbi-denominated bonds increased significantly compared to that of the beginning of the year. The yield curve flattened quite obviously. Treasury operations denominated in Renminbi also faced an unfavorable market environment.

However, the stock market in 2006 stayed strong, and sales of fund products were on an ascending trend. The funds distributed by the Bank on a commission basis were primarily equity funds with the highest commissions, and the market environment of the fund business was much better compared to that of 2005. The commission income of the Bank set a historic record.

Through indepth research and analysis of the market and strictly following investment guidelines, the Bank managed to capture profit opportunities despite unfavorable market conditions, and achieved sound returns.

Business operations

In 2006, the overall pre-tax profit (before inter-company eliminations) of the treasury operations increased to RMB12.8 billion for the Group, representing an increase of 32.5% compared to last year. The average pre-tax ROA was 0.5%.

Unit: RMB million, except percentages

			2006 compared with 2005	
	2006	2005	Growth volume	Growth ratio
Net interest income	**29,861**	18,055	11,806	65.39%
Non-interest income	**(8,531)**	(2,296)	(6,235)	271.56%
Operating and administrative expenses	**(6,398)**	(4,583)	(1,815)	39.60%
Operating profit	**12,642**	9,478	3,164	33.38%
Impairment (loss)/write-back	**9**	(5)	14	(280.00%)
Profit before tax	**12,774**	9,642	3,132	32.48%
Segment assets	**2,727,735**	2,399,377	328,358	13.69%

Local and foreign currency investments

Local and foreign currency denominated investments of the Bank mainly include investments denominated both in local currency and foreign currencies.

Foreign currency-denominated investments The foreign currency-denominated investments of the Bank primarily include investments in government bonds, institution bonds, corporate bonds, bank bonds, emerging market bonds, mortgage-backed securities (MBS), asset-backed securities (ABS), collateralized debt obligation (CDO) and lending at money market. The Bank normally invests in foreign currency-denominated bonds with high credit ratings, among which 74.9% are above Aaa grade. The Bank also conducts forward, option, swap and other derivative transactions to hedge the risk or to achieve the objectives of investments. In 2006, the Bank invested proceeds from the IPO in assets that have both high liquidity and high return, such as MBS, corporate bonds with high ratings and long-term investment portfolios which are flexible and conducive to the enhancement of overall investment returns. In addition, the Bank disposed of some bonds with low returns. It decreased the proportion of held-to-maturity investments, and thus enhanced liquidity and improved the valuation of the account. The duration of foreign currency-denominated bond investments decreased sharply in the second half of 2006 to 2.039 at the end of the year.

Local currency-denominated investments The local currency-denominated investments of the Bank primarily include investments in Chinese treasury bonds, financial bonds issued by Chinese policy banks, bills issued by PBOC and bonds issued by Chinese commercial banks. In 2006, the yield curve of the domestic bond market presented distinctly flattening trend. At the end of 2006, the total volume of the local currency-denominated investment portfolio exceeded RMB400 billion. Modified duration decreased to 2.16 and interest rate risk was effectively reduced. Following a comprehensive consideration of risk and return, the Bank held more bills of PBOC and policy related financial bonds, attaining greater stability and increasing income.

Proprietary transactions

Proprietary transactions of the Bank include foreign currency-denominated proprietary transactions and local currency-denominated proprietary transactions.

Foreign currency-denominated proprietary transactions The Bank efficiently performed the role of market-maker in inter-bank foreign exchange markets with the largest transaction volumes, and actively provided liquidity for the market. During 2006, the number of transactions in the inter-bank foreign exchange market reached 17,210, representing a significant increase of 70 times compared to the prior year. The Bank actively participated in domestic and overseas bullion transactions. While keeping its profit margin, it continued to maintain the leading position in the domestic market and expanded its influence in the international market.

Confronted with an unfavorable market environment, the Bank actively explored the volatility of various currencies and made a flexible use of different trading platforms and instruments so as to maintain the leading position in the market. The Bank also actively participated in bullion and other precious metal transactions in the international market. With the trade volume of bullion reaching 600 tons, the Bank further expanded its influence in the international market. As to the quotation of



derivatives, the Bank kept its traditional advantages in the quotation of interest rate swap denominated in US dollar.

Development Trends of the Financial Market Business

Trading Volume	2006	2005
Trading volume of settlement & purchase of CNY (USD billion)	347	308
Bullion trading volume of Shanghai Gold Exchange (Ton)	240	160
Trading volume of FX option (USD billion)	44	35.2

Renminbi-denominated proprietary transactions Local currency-denominated proprietary transaction of the Bank increased greatly as a result of its accurate research and judgment made on the market, active market participation and timely operation. In 2006, the volume of proprietary bond trading transactions reached RMB730.2 billion, representing a year-on-year increase of 38%. The number of bond trading transactions was 8,965, representing a year-on-year increase of 26%, securing the Bank's place as the first in the market. Renminbi-denominated interest rate swaps are one of the new businesses developed by PBOC in 2006. In 2006, the market share of the Bank in the Renminbi-denominated swap market was ranked second in the market. In 2006, the Bank maintained its leading position in domestic bullion transactions. In 2006, its market share in the Shanghai Gold Exchange, the only gold exchange in Chinese Mainland, increased from 33.86% in 2005 to 36.79% in 2006 with the volume of transactions being the largest at Shanghai Gold Exchange.

Treasury operations on behalf of customers and bond market operations

Treasury operations on behalf of customers includes corporate and private business.

Corporate business on behalf of customers mainly includes foreign exchange fund management (mainly to preserve values of the debt), "Four-Season Forwarding", "Credit Garden" and structured wealth management products denominated in Renminbi. The development model and product design of treasury operations on behalf of customers has entered into a new phase in 2006. All businesses reported sound growth. The volume of debt value-preservation transactions made on behalf of customers reached USD3 billion, representing the largest market share in the market. In addition to active marketing, the Bank strengthened innovation and strived to create new profit-growing areas in agency businesses. The "Credit Garden" developed rapidly, with transactions volumes reaching USD30 million.

Foreign exchange wealth management in private business on behalf of customers mainly includes "Huijubao", "Liangdebao", "Qiquanbao", "Personal Foreign Exchange Option", "Spring - Summer - Autumn - Winter", etc. It is a traditional business of the Bank and developed steadily in 2006. Amongst the products, the wealth management product "Game" had an interest-bearing fund of RMB5.4 billion.

The Bank provided itself and corporate customers with financing services by issuing local and foreign currency-denominated bonds and arranging syndicated loans in international and domestic markets. In 2006, the Bank played an active role in issuing and underwriting bills in the domestic inter-bank bond market. In 2006, the Bank issued 22 short-term bonds with a transaction volume of RMB16.6 billion, and participated in the underwriting of 197 short-term bonds with a total underwriting volume of RMB51.04 billion.

Distribution and custody of fund

In 2006, on the basis of maintaining custodian customers, the Bank further expanded the scale of its custodian assets. It has made a breakthrough in the custody of annuity plans, financial institutions' asset securitization funds, which further strengthened and improved its market position and the image of its assets custody business. At the end of 2006, total net custodian assets of the Bank exceeded RMB300 billion, reaching RMB342.8 billion and doubling the amount at the end of 2005.

Business innovation

The development of new products and quotation ability is a major competitive advantage of the Bank. Resulting from the continuation of active international and domestic market activities, the performance of the Bank's settlement and purchase of foreign exchange, and local and foreign currency-denominated wealth management were excellent. In 2006, by fully utilizing its traditional advantages in foreign exchange, the Bank applied its experience in the foreign exchange business to its Renminbi-denominated business. The Bank designed standard business models for entrusted wealth management and created the product line concepts of "BOC Value-added Wealth Management". It developed a series of new products, including asset-backed wealth management plan, trust management, bill management, and mini-bonds. While facing fierce market competition, the Bank successfully designed and launched a foreign exchange wealth management product "Credit Garden" and a Renminbi-denominated wealth management product "Game", and took the lead in launching a structured wealth management product connected with stock called "Red chip leverage", and wealth management product linked to crude oil called "Tong Tong Jin" in the domestic market, which provided relatively high investment returns for investors. During 2006, Hexun.com, a domestic professional finance website, awarded the Bank the "Best RMB Wealth Management Investment Product (RMB)" in recognition of its strength in Renminbi-denominated wealth management products. The personal wealth management product "Huijubao" has been awarded the "Best Domestic Wealth Management Brand" by Hexun.com for two consecutive years. In the year, the Bank was selected as one of the 16 quotation banks of SHIBOR, and successfully



conducted its first one-year placement transaction.

Outlook

In 2007, the macro-economic environment and regulatory policies are expected to provide ample room for development, while posing new challenges to the Bank's financial market business. The Bank expects to face more intense market competition in the financial market business in light of the advantages in technology, experience and marketing measures foreign banks will bring into the market. The Bank will further expand its financial market business, take business opportunities in the Renminbi-denominated derivative market, strengthen local and foreign currency-denominated asset portfolio management, take full advantage of its cooperation with strategic investors, follow the development trends of international banks and its comparative competitive advantages, so as to maintain the Bank's leading position in competition with other banks.

Operations of BOCHK

The Group conducts commercial banking business in Hong Kong through its subsidiary BOCHK. As a licensed bank in Hong Kong and with 65.87% of its shares owned by the Group, BOCHK is the Bank's most significant overseas business entity in terms of assets and profit contributions. As at 31 December 2006, BOCHK Group's total assets reached RMB922.777 billion. At the end of 2006, BOCHK Group contributed a net profit of RMB9.115 billion to the Bank. BOCHK Holdings, which was the controlling shareholder of BOCHK, was listed on the Hong Kong Stock Exchange main board in July 2002.

BOCHK is one of the three note-issuing banks in Hong Kong. Through its extensive service network, BOCHK offers comprehensive financial products and services to its retail and corporate customers. As of the end of 2006, BOCHK had an aggregate of 302 branches, of which 287 branches are located in Hong Kong, 14 in Chinese Mainland and 1 overseas, together with 445 ATMs in Hong Kong. In the first half of 2006, BOCHK Holdings further extended its business lines and diversified its income resources by acquiring 51% stake in BOCG Life.



In 2006, BOCHK mapped out its strategic focus for the next five years: strengthening its position as one of the leading banks in Hong Kong; enhancing its capabilities in product manufacturing and distributing; building a



stronger presence in Chinese Mainland; exploring opportunities for regional expansion; and promoting corporate value and core advantage.

Business Performance

In 2006, benefiting from the vibrant economic growth and the active financial markets in Hong Kong, BOCHK delivered the highest operating profit before loan impairment allowances and profit attributable to shareholders since its restructuring in 2001, before taking into account the impact of foreign exchange retranslation. Net interest income and net interest margins increased substantially. Both the net interest income and the net interest yield experienced strong growth, with outstanding performance in both the investment and insurance businesses.

Proportion of BOCHK Group's net profit (before elimination) to that of the Group

Unit: RMB million, except percentages

	2006	2005	Growth volume/ Growth ratio
Net profit (before elimination)	9,115	8,803	312
Proportion to the Group's net profit	21.76%	32.02%	(10.26%)

In 2006, BOCHK actively developed its deposit taking business while controlling funding costs. To meet the various demands of its customers, BOCHK carried out specific product promotion, resulting in an increase in taking of low-interest and interest-free deposits as well as a more optimized deposit structure. With an emphasis on risk management and efficiency enhancement, BOCHK set up operational models for SME development. It streamlined business flows and improved customer service efficiency, and launched a series of competitive and diversified products in the year which doubled the loan balance for SMEs. BOCHK remained the leader in the syndication loan markets of Chinese Mainland, Hong Kong and Macau, with a market share of 9.3%.

BOCHK was appointed by the PBOC in 2003 as the clearing bank for Renminbi-denominated businesses in Hong Kong and was reappointed in January 2007. BOCHK has remained the leader in Renminbi-denominated businesses in Hong Kong since the Renminbi-related services were initially launched in February 2004. BOCHK has continued to achieve satisfactory results in this area. In 2006, Renminbi-denominated deposits in Hong Kong has increased by 1.8%, and Renminbi-denominated credit card issuance has increased by 22.7%. A personal Renminbi-denominated cheque service was launched in March 2006 to provide more convenience to customers.

Business Cooperation and Complementary Operations between BOC and BOCHK

As one of the leading banks in Hong Kong, BOCHK will continue to consolidate its strength in the market in Hong Kong and leverage its strong base and platform to grow its businesses both in Chinese Mainland and other regions. BOC and BOCHK together will seek to increase their combined market share in the banking market in Chinese Mainland. The Bank believes the business strategies of BOCHK are complimentary and consistent with those of the Bank.



BOCHK's extensive network and branches in Hong Kong provide efficient services for customers from Chinese Mainland. The Bank's network of over 11,000 branches throughout Chinese Mainland offers convenient services for the Hong Kong customers of BOCHK. The cooperation and complement between BOCHK and the Bank in the areas of corporate banking, personal banking and financial market business have enhanced their combined market position in Chinese Mainland.

BOCHK has a network of 14 branches and sub-branches operating in Chinese Mainland, mainly spread along the Yangtse River Delta and Pearl River Delta regions, as well as several major cities along the coastline. Leveraging the competitive advantage, these domestic branches are able to offer cross-border banking services to customers both from Hong Kong and Chinese Mainland.

BOCHK announced in early 2007 the adoption of a dualistic approach to its China business model. Nanyang, a wholly-owned subsidiary of BOCHK, is applying to the regulatory authorities of Chinese Mainland for registration as a locally-incorporated bank and will move on full steam to develop full-scale banking services in Chinese Mainland with emphasis on retail banking services. BOCHK will continue to operate its branches in Chinese Mainland as foreign bank focusing on corporate banking and foreign exchange business. Chiyu Banking Corporation Limited, another subsidiary of BOCHK, will also maintain its status as a foreign subsidiary and continue its existing operations in China.

Outlook

In 2007, in terms of strategic business development, BOCHK will continue to increase its market share in traditional segments such as corporate banking and retail banking. It will also further strengthen and expand its business platform, enhance product innovation and manufacturing capabilities and take advantage of the synergies created through collaboration with the Bank which generate sustainable long-term returns on equity and maximize value for shareholders.

(For further details of BOCHK's business results and related information, please refer to its annual report for the same period.)

Investment Banking Business

BOC International Holdings Limited (BOCI), which specializes in investment banking, is a wholly owned subsidiary of the Bank. BOCI was founded in Hong Kong on 10 July 1998. It is a PRC-based world-class investment bank with a global presence in major financial centers, including New York, London, Hong Kong and Singapore. It has a well-established sales and distribution network in major cities along the coastal regions and inland regions of China, covering Beijing, Shanghai, Guangzhou and Chongqing. With a team of financial experts, a broad institutional and retail sales network and global infrastructure, BOCI is well-positioned to offer its clients a wide range of investment banking products and services, including corporate financing, mergers and acquisitions, financial advisory, sales and trading of equity and fixed income products, derivative and structured products, asset management and private equity investments.

BOCI adopted its strategy of taking root in China, making the world its stage and offering the best cross-border services in 2006. It emphasized strongly on corporate governance and focused on its sustainable traditional businesses while promoting business innovation. It is committed to shaping a global investment banking culture of "Customer-Oriented, Integrity, Teamwork, Initiative, and Innovation" in an effort to achieve continuous enhancements in its core competences.

Business Operation

The profit after tax of BOCI was HKD1.14 billion in 2006, representing a year-on-year growth of 293%.

Underwriting and financial advisory BOCI arranged 7 initial public offerings (IPO) in 2006 including the H Share IPO of the Bank, which came out among the top in the league table and gained a market share of 12.2% in terms of deal value.

Domestic businesses BOCI leveraged its expertise in China to provide extensive investment banking services to its Chinese clients. In particular, BOCI completed a number of private placements as well as merger and acquisition projects for financial institutions and leading corporations in China in 2006.

Securities brokerage BOCI achieved substantial growth in its securities brokerage businesses, both for the primary and secondary markets in 2006. In particular, its market share in the Hong Kong retail stock brokerage market increased 20% compared to last year.

Asset management BOCI, operating via its subsidiary BOCI-Prudential, provides comprehensive asset management services and a wide range of investment products including the Hong Kong Mandatory Provident Fund (MPF), pension fund schemes, retail unit trusts, and other institutional mandates. As of December 2006, BOCI-Prudential managed over HKD28.73 billion of assets (including MPF), representing a year-on-year growth of 12.7% and maintained a market share of approximately 8% in terms of the assets under management.

Equity research BOCI has a team of investment research analysts covering the global capital markets. Their research capabilities as well as the depth and quality of their product offerings are well recognized and highly praised by clients worldwide.

Direct investment In 2006, BOCI became the equity participant of Bohai Industrial Investment Fund Management Co., Ltd., undertaking the management and operation of Bohai Industrial Investment Fund, with a total size of RMB20 billion. The establishment of BIIF was a breakthrough in the financial system reform in China, as well as a cornerstone of BOCI's private equity business. This also marked BOCI's leading position in China's RMB industrial investment fund sector.

Outlook

In 2007, BOCI will continue to leverage on the global operating platform of the Bank to strengthen its leading position in China as well as to grow further in the global capital markets. It is committed to creating value for its clients by providing high quality, comprehensive, professional, standardized and personalized financial products and services.

Insurance Business

The insurance business is conducted through the Bank's wholly-owned subsidiary, BOCG Insurance. The business scope of BOCG Insurance includes: property insurance, liability insurance, credit/bond insurance, short term health insurance, accident insurance and reinsurance of the above mentioned classes of insurance. BOCG Insurance develops its business through 6 branches, 3 wholly-owned subsidiaries (Bank of China Insurance Company Limited, Eastern Pearl Insurance Advisers Limited and Ford Ease Investment Limited) and 3 associated companies (BOC Group Life Assurance Company Limited, Luen Fung Hang Insurance Company Limited and Dongfeng Peugeot Citroen Auto Finance Company Limited).

Business Operation

Since its establishment in Hong Kong more than a decade ago, BOCG Insurance has been making a stable progress. It is now in possession of an extensive business network and offers diversified insurance products. At the end of 2006, the assets of BOCG Insurance totalled HKD4.874 billion. In 2006, the actual gross premium income of BOCG Insurance totaled HKD1.21 billion with profit before tax amounting to HKD0.76 billion, representing a growth of 99.56% over the previous year.

Analysis of gross premium income

Unit: HKD million

	2006	2005	2004
Gross premium income	1,213	1,266	1,398

In 2006, in the area of product innovation, BOCG Insurance actively responded to the HKSAR Government's "User Pays" principle in health-related service reform and introduced a series of brand new medical insurance products to address market competition and client demand. At the same time, it also actively cooperated with banks in the development of joint products such as a safety insurance scheme for students.

In 2006, BOCG Insurance sold 51% of its shares in BOCG Life to BOCHK Holdings. By leveraging the extensive network of BOCHK in Hong Kong, the Group can provide more effective customer support to its "BOC wealth management" services.

Business in Chinese Mainland



In line with the business strategy of BOCG Insurance and to achieve one of its goals of expanding its business in Chinese Mainland, BOCG Insurance has set up a wholly-owned subsidiary company, Bank of China Insurance Company Limited, in China. At present the latter has already established 4 branches. In 2006, Bank of China Insurance Company Limited adopted an operating philosophy aiming to be a first class insurance company in China by building up a strong insurance brand name with advanced skills and quality service. The aggregated actual gross premium income for the year was RMB125.81 million, representing a growth of 95.86% and an increase of RMB61.57 million over the past year.



In 2007, it is expected that there will be a continuous increase in the number of competitors in the insurance market in Chinese Mainland and the challenges will become more intense. Bank of China Insurance Company Limited will take positive steps to make good use of every opportunity that arises. It will endeavour to enhance its risk management ability, business support capabilities and efficiency to establish a highly effective service system so as to cope with the demand from business development and competition, and to maintain a leading role in the insurance market in China.

Outlook

In light of a highly competitive insurance market, BOCG Insurance will strive to explore new development channels while at the same time reinforce its traditional business. It aims to elevate the quality of its service and professional skills, and further extend its business operations to the overseas market. It will also make use of the Bank of China Insurance Company Limited to gain access to major cities in Chinese Mainland covering the Bank's existing network.

BOCG Investment

The Bank is engaged in direct investment and investment management business, through its wholly-owned subsidiary, BOCG Investment, which was incorporated in Hong Kong in 1984. As the only professional investment management company within the Group, BOCG Investment primarily aims to implementing the overall development strategy of the Group. Its major business includes corporate equity investments, distressed asset investments, fixed assets investments, management and lease and property management services.

Business Operation

At the end of 2006, BOCG Investment had total assets of HKD42.289 billion with an after tax profit of HKD1.49 billion, representing an increase of 38% compared to the prior year.

In 2006, BOCG Investment vigorously expanded its business and succeeded in establishing alliances in different areas with major investment banks, professional funds, asset management companies, the government authorities in Chinese Mainland and other strategic partners. Meanwhile, BOCG Investment did not hesitate to make every effort to achieve innovations and explore different business models to support its business development.

During 2006, BOCG Investment took part in organizing the first contractual-type Renminbi-denominated industrial fund in China, namely "Bohai Industrial Investment Fund". It has not only opened up opportunities for the Group to establish close strategic relationship with growing enterprises of high potential, but also consolidated and strengthened the core competitiveness of the Group.

In 2006, BOCG Investment successfully completed the acquisition of SALE through its wholly-owned subsidiary, Sky Splendor, which was incorporated in the Cayman Islands. The acquisition provides a platform for the Bank to enter into the aircraft leasing industry. With this platform, the Bank not only provides operating leases for aircraft, asset management and structured financing services to airline companies, but also achieves synergies by securing more business in lending, intermediate services, investment banking and insurance in the aviation industry. Consequently, the Bank's presence could be further elevated by differentiating itself from its competitors with its international, global and diversified business characteristics.

Outlook

In 2007, BOCG Investment will strive to become a growth company which has an appropriate asset size, a reasonable investment portfolio, high liquidity, strong profit making ability and stable investment returns. As a result, BOCG Investment will be one of the key sources for profit and contribute to the overseas diversified business developments of the Group.

Management Discussion and Analysis — Risk Management



Overview

In 2006, the Bank achieved steady progress in the development of its risk management system, and further improved its risk management ability and infrastructure with a view to promoting independence, centralization and professionalism in its risk management.

We seek to maintain a "moderate" risk appetite and a balance between risk and return in a "rational, stable and prudent" manner. Our primary risk management objectives are to maximize value for our shareholders while maintaining risk within acceptable parameters and satisfying the requirements of the regulatory authorities, our depositors and other stakeholders for the Bank's prudent and stable development.

The guiding principles in developing our risk management framework include:

- *Compliance with legal and regulatory requirements:* rigorously following the laws and regulations, stipulations and guidelines of regulatory authorities. Compliance and stable operations are preconditions of the effective implementation of risk management.

- *Achieving an appropriate equilibrium between risk and return:* through active control to achieve balance between profit and loss, each category of business should make profits which at least match the risk it bears.

- *Relative independence:* being relatively independent of business development, risk management objectively identifies, measures and controls risks existing in business development, with independent risk management institutions and personnel.

- *Strict accountability:* clarifying duties, rights and responsibilities through rigorous internal control mechanisms.

- *Alignment:* ensuring the objective of risk management is consistent with that of business development and preserving a unified risk management and control strategy.

- *Sufficient disclosure:* providing risk information to the supervisory authorities or disclosing the information to the public in accordance with regulatory requirements.

Through further improvement of our risk management system, we seek to achieve the following objectives: (1) extending our risk management framework to all of our business departments, branches and subsidiaries; (2) ensuring that risks inherent in our various lines of business are effectively managed; (3) establishing an all-encompassing risk management culture; (4) developing comprehensive and integrated risk management procedures, policies and processes; and (5) utilizing appropriate risk management tools to identify, monitor and quantify our risks.

Risk Management Framework

The Bank's risk management framework is mainly composed of the Board of Directors and the Risk Policy Committee under the Board; the Internal Control Committee, the Anti-Money Laundering Committee, the Asset-Liability Management Committee and the Asset Disposal Committee which report to the senior management; and the Risk Management Department, the Credit Administration Department, the Asset-Liability Management Department and the Legal and Compliance Department. The Bank manages the risks in branches through a vertical management model, the risks in business departments through the risk window management model, and monitors and controls the risk management in subsidiaries through appointing members of their boards of directors or risk management committees.

Credit Risk

Overview

Credit risk is the risk that a customer or counterparty may be unable or unwilling to meet a repayment obligation that it has entered into with us. The credit risks are mainly from loans, trade finance and treasury operations.

In 2006, as part of our ongoing efforts to improve the centralized credit approval system, the pilot running of the centralized credit approval system operated smoothly. Most of the chief credit officers of tier one branches have been put in place and the first batch of the authorized credit application approvers has been appointed and authorized by the head office. To further enhance the efficiency and acceleration of credit approval of our important and high quality customers, we have initiated a hierarchy management, with assigned and designated officials to serve our important and high quality customers, and we have drafted and implemented "Lending Guidelines". To support our business development, we have developed "The Guideline of SMEs Credit Policy" and "The Rules of SMEs Credit Management", and have initiated the pilot run of these measures in several branches.

In 2006, the Bank further enhanced the credit management of group customers. We amended and issued "The Rules of Credit Management of BOC Group Customers". By strengthening the identification process of the groups and their members, updating these information in IT system on a timely basis, specifying classification criteria for group customers, we enhanced the ability to identify group customers. We also enhanced the analysis of high-risk group customers which demonstrate the characteristics of large-scale loans, frequent capital transactions, family management, defective corporate governance, and lack of transparency and analyzed how to improve monitoring the risks of such customers.

In 2006, the Bank further improved the credit rating of corporate customers through our ten-category customer credit rating system, which forms overall assessments on the credit status of customers based on analysis of various criteria including the customer's solvency, profitability, operating and management indicators, credit record, market outlook, development potential and quality of financial information etc. Any assignment of a "A" or "B" credit rating under our ten-category customer rating system is required to be reviewed and approved either by our tier one branches or our head office. At the end of 2006, the outstanding loans extended to borrowers with a credit rating of "A" accounted for approximately 45.2% of the total loans outstanding of the rated corporate customers of our domestic operations, an increase of 3.3 percentage points compared with the prior year-end. The Bank has developed a new quantitative approach to its corporate borrower rating model, which focuses on the probability of default by a borrower, and has completed the back testing of the model to improve its performance.



For better understanding and assessment of the credit risks the Bank is taking, set forth below are the details of distribution, quality and allowance for impairment losses, respectively, of the loan portfolio.

Loan Distribution

Loan concentration by geographical region

As at 31 December 2006, our domestic operations accounted for 81.75% of the total loan portfolio of the Group, and overseas operations accounted for 18.25%. Domestic loans were mainly concentrated in Eastern China, and Central and Southern China, respectively, accounting for 41.22% and 24.41% of the total domestic loan portfolio. In 2006, loans in Eastern China and Central and Southern China achieved a relatively high growth rate, increasing by RMB99.675 billion and RMB40.416 billion respectively, compared to last year-end.

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Domestic institutions	**1,988,121**	**81.75%**	1,799,923	80.53%	1,734,302	80.80%	1,746,644	80.96%
Overseas institutions	**443,685**	**18.25%**	435,123	19.47%	412,160	19.20%	410,829	19.04%
Total	**2,431,806**	**100.00%**	2,235,046	100.00%	2,146,462	100.00%	2,157,473	100.00%

Note: In 2006, the Bank transferred impaired loans of RMB2.066 billion from overseas institutions. The transferred impaired loans, together with the allowance for loan impairment losses of RMB1.849 billion are adjusted in the "Management Discussion and Analysis" section for the comparison purposes. Such adjustments are included in the following disclosed information.

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Northern China	**348,596**	**17.53%**	322,451	17.91%	313,843	18.10%	352,284	20.17%
Northeastern China	**135,906**	**6.84%**	131,430	7.30%	128,374	7.40%	138,831	7.95%
Eastern China	**819,434**	**41.22%**	719,759	39.99%	679,773	39.19%	621,900	35.61%
Central & Southern China	**485,285**	**24.41%**	444,869	24.72%	433,860	25.02%	453,863	25.98%
Western China	**198,900**	**10.00%**	181,414	10.08%	178,452	10.29%	179,766	10.29%
Total	**1,988,121**	**100.00%**	1,799,923	100.00%	1,734,302	100.00%	1,746,644	100.00%

Note: To improve the recovery and disposal of the NPLs, we centralized credit management of the NPLs of RMB12.643 billion to our head office from 7 of our domestic branches, namely Heilongjiang, Jilin, Liaoning, Hubei, Shaanxi, Shanxi, and Xinjiang in 2006. For the convenience of comparison, such NPLs and related allowance are adjusted in the "Management Discussion and Analysis" section. Such adjustment is included in the following disclosed information.

Loan concentration by industry and product

In 2006, China continued with its macro-economic control policy. The Bank tightened the credit criteria of overheated industries, examined the credit status in high-risk industries, and emphasized the monitoring of existing credits. Our credit business in those industries, which were significantly affected by macro-economic control, such as real estate, developed steadily. The industry mix of the loan portfolio was enhanced with overall asset quality improved.

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Corporate loans								
Manufacturing	**602,865**	**32.61%**	531,191	31.02%	523,508	31.68%	558,916	31.51%
Commerce and services	**301,254**	**16.29%**	301,863	17.63%	348,432	21.09%	430,993	24.29%
Real Estate	**217,960**	**11.79%**	190,297	11.12%	187,110	11.32%	216,734	12.22%
Energy, mining and agriculture	**260,706**	**14.10%**	230,854	13.48%	203,544	12.32%	188,821	10.64%
Transportation	**211,786**	**11.45%**	193,428	11.30%	184,449	11.16%	174,669	9.85%
Public utilities	**106,141**	**5.74%**	91,924	5.37%	87,731	5.31%	75,465	4.25%
Construction	**38,897**	**2.10%**	36,050	2.11%	36,059	2.18%	44,548	2.51%
Financial services	**72,909**	**3.94%**	96,245	5.62%	46,518	2.82%	48,261	2.72%
Others	**36,544**	**1.98%**	40,191	2.35%	35,070	2.12%	35,673	2.01%
Sub-total	**1,849,062**	**100.00%**	1,712,043	100.00%	1,652,421	100.00%	1,774,080	100.00%
Personal loans								
Mortgage loans	**456,930**	**78.41%**	413,007	78.97%	360,595	72.99%	275,303	71.81%
Credit cards	**8,458**	**1.45%**	6,785	1.30%	5,973	1.21%	4,944	1.29%
Others	**117,356**	**20.14%**	103,211	19.73%	127,473	25.80%	103,146	26.90%
Sub-total	**582,744**	**100.00%**	523,003	100.00%	494,041	100.00%	383,393	100.00%
Total	**2,431,806**	**100.00%**	2,235,046	100.00%	2,146,462	100.00%	2,157,473	100.00%



Domestic



Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Corporate loans								
Manufacturing	555,819	35.99%	490,898	34.57%	497,317	35.96%	528,296	35.39%
Commerce and services	255,787	16.56%	255,460	17.99%	284,772	20.59%	366,279	24.54%
Real Estate	113,589	7.35%	96,390	6.79%	100,932	7.30%	127,368	8.53%
Energy, mining and agriculture	240,314	15.56%	210,281	14.81%	186,942	13.52%	169,948	11.39%
Transportation	182,398	11.81%	165,396	11.65%	157,762	11.41%	149,580	10.02%
Public utilities	105,933	6.86%	91,924	6.47%	87,731	6.34%	75,465	5.06%
Construction	34,676	2.25%	30,089	2.12%	27,938	2.02%	34,539	2.31%
Financial services	53,333	3.45%	77,237	5.44%	32,079	2.32%	36,873	2.47%
Others	2,692	0.17%	2,290	0.16%	7,484	0.54%	4,277	0.29%
Sub-total	1,544,541	100.00%	1,419,965	100.00%	1,382,957	100.00%	1,492,625	100.00%
Personal loans								
Mortgage loans	337,834	76.16%	286,829	75.49%	240,640	68.49%	159,314	62.72%
Credit cards	2,876	0.65%	1,929	0.51%	1,441	0.41%	931	0.37%
Others	102,870	23.19%	91,200	24.00%	109,264	31.10%	93,774	36.91%
Sub-total	443,580	100.00%	379,958	100.00%	351,345	100.00%	254,019	100.00%
Total	1,988,121	100.00%	1,799,923	100.00%	1,734,302	100.00%	1,746,644	100.00%

Loan concentration by currency

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
RMB	1,692,980	69.62%	1,477,859	66.12%	1,378,760	64.23%	1,320,889	61.22%
Foreign currency	738,826	30.38%	757,187	33.88%	767,702	35.77%	836,584	38.78%
Total	2,431,806	100.00%	2,235,046	100.00%	2,146,462	100.00%	2,157,473	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
RMB	1,688,414	84.93%	1,475,821	81.99%	1,378,343	79.48%	1,320,635	75.61%
Foreign currency	299,707	15.07%	324,102	18.01%	355,959	20.52%	426,009	24.39%
Total	1,988,121	100.00%	1,799,923	100.00%	1,734,302	100.00%	1,746,644	100.00%

Loan concentration by type of guarantee

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Unsecured	**536,080**	**22.05%**	475,764	21.29%	447,800	20.86%	369,632	17.13%
Guaranteed	**731,759**	**30.09%**	684,824	30.64%	650,905	30.32%	804,132	37.27%
Collateralized and pledged	**1,163,967**	**47.86%**	1,074,458	48.07%	1,047,757	48.82%	983,709	45.60%
Total	**2,431,806**	**100.00%**	2,235,046	100.00%	2,146,462	100.00%	2,157,473	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Unsecured	**432,874**	**21.77%**	368,944	20.50%	364,935	21.04%	290,503	16.63%
Guaranteed	**632,985**	**31.84%**	600,323	33.35%	581,996	33.56%	735,849	42.13%
Collateralized and pledged	**922,262**	**46.39%**	830,656	46.15%	787,371	45.40%	720,292	41.24%
Total	**1,988,121**	**100.00%**	1,799,923	100.00%	1,734,302	100.00%	1,746,644	100.00%

Loan concentration by maturity

Group

Unit: RMB million, except percentages

	As at 31 December			
	2006		2005	
	Amount	**% of total**	Amount	% of total
Overdue	**87,331**	**3.59%**	77,846	3.48%
Due less than 1 year (1 year included)	**1,081,992**	**44.49%**	1,177,419	52.68%
Due between 1 and 5 years (5 years included)	**642,817**	**26.43%**	518,316	23.19%
Due more than 5 years	**619,666**	**25.49%**	461,465	20.65%
Total	**2,431,806**	**100.00%**	2,235,046	100.00%

Note: For the purposes of this table, loans to customers are considered overdue only if the principal payment is overdue. In addition, for loans to customers that are repayable by installments, only the portion of the loan that is overdue is reported as overdue. Any part of the loan that is not due is reported according to residual maturity.



Domestic

Unit: RMB million, except percentages



	As at 31 December			
	2006		2005	
	Amount	**% of total**	Amount	% of total
Overdue	**82,548**	**4.15%**	72,837	4.05%
Due less than 1 year (1 year included)	**953,495**	**47.96%**	1,062,790	59.04%
Due between 1 and 5 years (5 years included)	**464,060**	**23.34%**	340,366	18.91%
Due more than 5 years	**488,018**	**24.55%**	323,930	18.00%
Total	**1,988,121**	**100.00%**	1,799,923	100.00%

Note: For the purposes of this table, loans to customers are considered overdue only if the principal payment is overdue. In addition, for loans to customers that are repayable by installments, only the portion of the loan that is overdue is reported as overdue. Any part of the loan that is not due is reported according to residual maturity.

Loan concentration by borrower

The Bank focused on the risk control of borrower concentration. We are currently in compliance with regulatory requirements on borrower concentration.

		As at 31 December		
Main regulatory ratios	Criteria	**2006**	2005	2004
Proportion of outstanding loans of the largest single borrowers (%)[1]	≤ 10	**2.2**	4.7	3.4
Top ten customers ratio (%)[2]	≤ 50	**15.7**	25.6	25.4

Notes: 1 Proportion of outstanding loans of the largest single borrower = Total outstanding loans to the largest single borrower/net regulatory capital

2 Top ten customer ratio = Total outstanding loans to the top ten customers/net regulatory capital

The following table sets forth our largest ten single borrowers as at the date indicated:

Unit: RMB million, except percentages

	Industry	31 December 2006 Outstanding Principal amount	% of total loans
Customer A	Commerce and services	10,366	0.43%
Customer B	Energy, mining and agriculture	9,604	0.39%
Customer C	Transportation	8,306	0.34%
Customer D	Commerce and services	7,909	0.33%
Customer E	Energy, mining and agriculture	7,850	0.32%
Customer F	Transportation	6,814	0.28%
Customer G	Transportation	6,548	0.27%
Customer H	Commerce and services	6,127	0.25%
Customer I	Energy, mining and agriculture	5,315	0.22%
Customer J	Transportation	5,080	0.21%
Total		73,919	3.04%

Loan Quality

Five-category loan classification

The Bank generally measures and manages the quality of our credit assets based on the Guiding Principles on the Classification of Loan Risk Management issued by the CBRC, which requires Chinese commercial banks to classify their loans into the following five asset quality categories: "pass", "special-mention", "substandard", "doubtful" and "loss", among which loans classified in the "substandard", "doubtful" and "loss" categories are regarded as non-performing loans. For our overseas operations, where local regulations and requirements are more prudent than the Guiding Principles on the Classification of Loan Risk Management, we classify our credit assets according to local regulations and requirements.

In 2006, the Bank amended the "Management Rules of Loan Classification" and continued centralizing the responsibility for reviewing and approving corporate loan classification to our head office and domestic tier one branches. When the loans are classified, we take into account various factors that will affect the quality of the loans and focus on the criterion of "the probability of asset recovery and the extent of loss". To obtain a loan's final risk classification, we must perform a standard process of initially classifying, checking, reviewing by our internal rating specialists, and approving by our authorized loan classification approvers. The loan classification of a corporate customer may be revised when there are significant changes to the customer or its loan risk status.

At the end of 2006, the Group reported NPLs of RMB98.220 billion, and NPL ratio of 4.04%, representing a decrease of RMB5.006 billion and 0.58 percentage point compared with the prior year-end respectively. Domestic NPLs and NPL ratio was RMB95.822 billion, and 4.82%, respectively representing a decrease of RMB2.387 billion and 0.64 percentage point compared with the prior year-end.

In 2006, we developed "Management Rules of Domestic Special-Mention Loans" to enhance the risk categorizing management and monitoring of special-mention loans, and achieved encouraging progress. As to the low-risk special-mention loans, we adopt practical measures to eliminate the risk. As to the high-risk special-mention loans, we improve the credit terms, reduce credit limits and undertake early recovery actions. As to those high-risk special-mention loans which meet the criteria of NPLs, we downgraded them to NPLs on a timely basis. At the end of 2006, the amount of outstanding special-mention loans was RMB198.145 billion, a decrease of RMB85.903 billion compared to those as of the end of last year, and this accounted for 8.15% of the total loan portfolio and a decrease of 4.56 percentage points from the end of last year.



Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Pass	**2,135,441**	**87.81%**	1,847,772	82.67%	1,611,936	75.10%	1,491,281	69.12%
Special-mention	**198,145**	**8.15%**	284,048	12.71%	424,606	19.78%	314,968	14.60%
Substandard	**39,390**	**1.62%**	45,573	2.04%	61,289	2.86%	63,088	2.92%
Doubtful	**44,100**	**1.81%**	44,550	1.99%	32,931	1.53%	116,032	5.38%
Loss	**14,730**	**0.61%**	13,103	0.59%	15,700	0.73%	172,104	7.98%
Total	**2,431,806**	**100.00%**	2,235,046	100.00%	2,146,462	100.00%	2,157,473	100.00%
NPLs	**98,220**	**4.04%**	103,226	4.62%	109,920	5.12%	351,224	16.28%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Pass	1,703,695	**85.69%**	1,430,210	79.46%	1,227,414	70.77%	1,142,995	65.44%
Special-mention	**188,604**	**9.49%**	271,504	15.08%	408,571	23.56%	284,400	16.28%
Substandard	**38,517**	**1.94%**	44,056	2.45%	57,656	3.32%	56,160	3.21%
Doubtful	**43,119**	**2.17%**	42,852	2.38%	29,787	1.72%	110,159	6.31%
Loss	**14,186**	**0.71%**	11,301	0.63%	10,874	0.63%	152,930	8.76%
Total	**1,988,121**	**100.00%**	1,799,923	100.00%	1,734,302	100.00%	1,746,644	100.00%
NPLs	**95,822**	**4.82%**	98,209	5.46%	98,317	5.67%	319,249	18.28%

In 2006, we recovered and disposed of non-performing loans through undertaking various recovery actions, including demand for payment, legal proceedings, arbitration and restructuring etc.

Overdue loans

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Not overdue	2,313,252	95.12%	2,108,575	94.34%	2,024,261	94.31%	1,850,938	85.79%
Overdue								
1—90 days	44,336	1.83%	50,450	2.26%	65,540	3.05%	24,086	1.12%
91—180 days	8,957	0.37%	14,012	0.63%	15,842	0.74%	10,448	0.48%
More than 180 days	65,261	2.68%	62,009	2.77%	40,819	1.90%	272,001	12.61%
Total overdue loans	118,554	4.88%	126,471	5.66%	122,201	5.69%	306,535	14.21%
Total loans	2,431,806	100.00%	2,235,046	100.00%	2,146,462	100.00%	2,157,473	100.00%
Overdue by more than 90 days	74,218	3.05%	76,021	3.40%	56,661	2.64%	282,449	13.09%

Note: For the purposes of this table, loans to customers are considered overdue if either the principal or interest payment is overdue. For loans to customers that are repayable by installments, if any portion of the loan is overdue, the whole amount of that loan is classified as overdue.

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Not overdue	1,876,184	94.37%	1,681,891	93.44%	1,624,844	93.69%	1,464,882	83.87%
Overdue								
1—90 days	39,307	1.98%	47,587	2.64%	61,930	3.57%	19,167	1.10%
91—180 days	8,625	0.43%	13,643	0.76%	15,261	0.88%	9,164	0.52%
More than 180 days	64,005	3.22%	56,802	3.16%	32,267	1.86%	253,431	14.51%
Total overdue loans	111,937	5.63%	118,032	6.56%	109,458	6.31%	281,762	16.13%
Total loans	1,988,121	100.00%	1,799,923	100.00%	1,734,302	100.00%	1,746,644	100.00%
Overdue by more than 90 days	72,630	3.65%	70,445	3.92%	47,528	2.74%	262,595	15.03%

Note: For the purposes of this table, loans to customers are considered overdue if either the principal or interest payment is overdue. For loans to customers that are repayable by installments, if any portion of the loan is overdue, the whole amount of that loan is classified as overdue.



Identified impaired loans

Under accounting policies of the Group, if there is objective evidence of a measurable decrease in estimated future cash flows from the loans and advances, those loans are assessed for impairment. When these loans are identified as impaired, we make allowance for impairment losses.

Movement of identified impaired loans

At the end of 2006, the Group reported identified impaired loans totalled RMB103.019 billion, a decrease of RMB6.292 billion compared with last year-end. The Group's impaired loan ratio was 4.24%, representing a reduction of 0.65 percentage point year-on-year. Domestic operations reported identified impaired loans totalled RMB98.436 billion, a decrease of RMB3.704 billion compared to last year-end. The domestic impaired loan ratio was 4.95%, representing a reduction of 0.72 percentage point year-on-year. Overseas operations reported identified impaired loans totalled RMB4.583 billion, a decrease of RMB2.588 billion compared to last year-end. The overseas impaired loan ratio was 1.03%, representing a reduction of 0.62 percentage point year-on-year.

Movement of identified impaired loans

Group

Unit: RMB million

	2006	2005	2004	2003
Balance at the beginning of the year	**109,311**	118,157	357,786	427,229
Increase during the year	**41,929**	41,190	76,583	45,762
Reduction during the year	**(48,221)**	(50,036)	(316,212)	(115,205)
Balance at the end of the year	**103,019**	109,311	118,157	357,786

Domestic

Unit: RMB million

	2006	2005	2004	2003
Balance at the beginning of the year	**102,140**	104,327	323,820	355,345
Increase during the year	**40,924**	39,721	74,077	37,632
Reduction during the year	**(44,628)**	(41,908)	(293,570)	(69,157)
Balance at the end of the year	**98,436**	102,140	104,327	323,820

Identified impaired loans by geographical region

Group

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Domestic operations	98,436	95.55%	4.95%	102,140	93.44%	5.67%	104,327	88.29%	6.02%	323,820	90.51%	18.54%
Overseas operations	4,583	4.45%	1.03%	7,171	6.56%	1.65%	13,830	11.71%	3.36%	33,966	9.49%	8.27%
Total	103,019	100.00%	4.24%	109,311	100.00%	4.89%	118,157	100.00%	5.50%	357,786	100.00%	16.58%

Notes: Loans and advances to customers are considered impaired, and we recognize losses on the loans and advances, if there is objective evidence of a measurable decrease in estimated future cash flows from the loans and advances. Impaired loan ratio = amount of identified impaired loans/total balance of that category of loan.

Domestic

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Northern China	18,718	19.02%	5.37%	17,699	17.33%	5.49%	22,600	21.66%	7.20%	67,140	20.73%	19.06%
Northeastern China	12,460	12.66%	9.17%	12,363	12.10%	9.41%	13,170	12.62%	10.26%	36,213	11.18%	26.08%
Eastern China	24,269	24.65%	2.96%	27,811	27.23%	3.86%	28,595	27.41%	4.21%	91,087	28.13%	14.65%
Central and Southern China	28,008	28.45%	5.77%	30,611	29.97%	6.88%	26,611	25.51%	6.13%	98,759	30.50%	21.76%
Western China	14,981	15.22%	7.53%	13,656	13.37%	7.53%	13,351	12.80%	7.48%	30,621	9.46%	17.03%
Total	98,436	100.00%	4.95%	102,140	100.00%	5.67%	104,327	100.00%	6.02%	323,820	100.00%	18.54%

Domestic identified impaired loans by industry and product

Domestic identified corporate impaired loans by industry

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Manufacturing	33,910	38.19%	6.10%	32,969	35.59%	6.72%	32,218	33.38%	6.48%	126,743	40.18%	23.99%
Commerce and services	22,579	25.42%	8.83%	25,443	27.46%	9.96%	26,344	27.29%	9.25%	122,784	38.93%	33.52%
Real Estate	10,710	12.06%	9.43%	12,763	13.77%	13.24%	13,453	13.93%	13.33%	22,060	6.99%	17.32%
Energy, mining and agriculture	6,153	6.93%	2.56%	6,665	7.19%	3.17%	6,588	6.82%	3.52%	19,619	6.22%	11.54%
Transportation	8,258	9.30%	4.53%	7,759	8.37%	4.69%	9,729	10.08%	6.17%	7,349	2.33%	4.91%
Public utilities	4,523	5.09%	4.27%	4,627	4.99%	5.03%	5,564	5.76%	6.34%	6,019	1.91%	7.98%
Construction	2,322	2.61%	6.70%	2,226	2.40%	7.40%	2,569	2.66%	9.20%	5,190	1.65%	15.03%
Financial services	187	0.21%	0.35%	215	0.23%	0.28%	72	0.07%	0.22%	3,618	1.15%	9.81%
Others	171	0.19%	6.35%	—	—	—	6	0.01%	0.08%	2,015	0.64%	47.11%
Total	88,813	100.00%	5.75%	92,667	100.00%	6.53%	96,543	100.00%	6.98%	315,397	100.00%	21.13%



Domestic identified personal impaired loans by product

Unit: RMB million, except percentages



	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Mortgage loans	4,100	42.60%	1.21%	3,837	40.50%	1.34%	3,608	46.35%	1.50%	3,003	35.65%	1.88%
Credit cards	219	2.28%	7.61%	228	2.41%	11.82%	218	2.80%	15.13%	262	3.11%	28.14%
Others	5,304	55.12%	5.16%	5,408	57.09%	5.93%	3,958	50.85%	3.62%	5,158	61.24%	5.50%
Total	9,623	100.00%	2.17%	9,473	100.00%	2.49%	7,784	100.00%	2.22%	8,423	100.00%	3.32%

Identified impaired loans by customer type

Group

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Corporate loans	92,024	89.33%	4.98%	98,669	90.26%	5.76%	108,004	91.41%	6.54%	345,346	96.52%	19.47%
Personal loans	10,995	10.67%	1.89%	10,642	9.74%	2.03%	10,153	8.59%	2.06%	12,440	3.48%	3.24%
Total	103,019	100.00%	4.24%	109,311	100.00%	4.89%	118,157	100.00%	5.50%	357,786	100.00%	16.58%

Domestic

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Corporate loans	88,813	90.22%	5.75%	92,667	90.73%	6.53%	96,543	92.54%	6.98%	315,397	97.40%	21.13%
Personal loans	9,623	9.78%	2.17%	9,473	9.27%	2.49%	7,784	7.46%	2.22%	8,423	2.60%	3.32%
Total	98,436	100.00%	4.95%	102,140	100.00%	5.67%	104,327	100.00%	6.02%	323,820	100.00%	18.54%

Identified impaired loans by currency

Group

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
RMB	86,816	84.27%	5.13%	87,980	80.49%	5.95%	84,469	71.49%	6.13%	204,638	57.20%	15.49%
Foreign currency	16,203	15.73%	2.19%	21,331	19.51%	2.82%	33,688	28.51%	4.39%	153,148	42.80%	18.31%
Total	103,019	100.00%	4.24%	109,311	100.00%	4.89%	118,157	100.00%	5.50%	357,786	100.00%	16.58%

Domestic

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
RMB	86,816	88.20%	5.14%	87,980	86.14%	5.96%	84,469	80.97%	6.13%	204,638	63.19%	15.50%
Foreign currency	11,620	11.80%	3.88%	14,160	13.86%	4.37%	19,858	19.03%	5.58%	119,182	36.81%	27.98%
Total	98,436	100.00%	4.95%	102,140	100.00%	5.67%	104,327	100.00%	6.02%	323,820	100.00%	18.54%

Identified impaired loans by impairment loss assessment methodology

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Individually assessed	81,730	79.33%	83,242	76.15%	89,768	75.97%	260,241	72.74%
Collectively assessed	21,289	20.67%	26,069	23.85%	28,389	24.03%	97,545	27.26%
Total	103,019	100.00%	109,311	100.00%	118,157	100.00%	357,786	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Individually assessed	78,409	79.65%	78,309	76.67%	81,747	78.36%	241,200	74.49%
Collectively assessed	20,027	20.35%	23,831	23.33%	22,580	21.64%	82,620	25.51%
Total	98,436	100.00%	102,140	100.00%	104,327	100.00%	323,820	100.00%

Allowance for Impairment Losses on Loans

The Bank makes adequate allowance for impairment losses on loans promptly in accordance with prudent and established principles. Allowance for impairment losses on loans consists of two components: individually assessed allowance and collectively assessed allowance. For a further discussion of the accounting policy of allowance for impairment losses on loans, please refer to Note III.9 to the Financial Statements.

Movements of allowance for impairment losses on loans

At the end of 2006, the Group's allowance for impairment losses was RMB94.293 billion, representing an increase of RMB11.140 billion from last year-end, with the coverage ratio of allowance for impairment losses to identified impaired loans increasing by 15.46 percentage points to 91.53% from last year-end. The impairment losses for the year were RMB11.687 billion, representing an increase of RMB0.799 billion from last year. The credit cost ratio was

0.50%, the same as that of last year. Domestic allowance for impairment losses reached RMB90.160 billion, representing an increase of RMB11.967 billion from last year-end, with the coverage ratio of allowance for impairment losses to identified impaired loan increasing by 15.04 percentage points to 91.59% from last year-end. The domestic impairment losses on loans in 2006 were RMB14.975 billion, representing an increase of RMB0.131 billion from last year, with the domestic credit cost ratio of 0.79%, representing a decrease of 0.05 percentage point from last year.



Group

Unit: RMB million

	2006	2005	2004	2003
Balance at the beginning of the year	**83,153**	74,769	236,342	315,893
Impairment losses for the year	**11,687**	10,888	22,793	14,701
Loans written off or transferred	**(3,684)**	(4,783)	(186,873)	(62,007)
Amounts recovered on loans written off in previous years	**3,589**	2,954	2,507	731
Exchange differences	**(452)**	(675)	—	—
Transfer to capital reserve	**—**	—	—	(32,976)
Balance at the end of the year	**94,293**	83,153	74,769	236,342

Domestic

Unit: RMB million

	2006	2005	2004	2003
Balance at the beginning of the year	**78,193**	67,158	221,061	273,662
Impairment losses for the year	**14,975**	14,844	25,907	15,934
Loans written off or transferred	**(2,798)**	(3,421)	(180,333)	(35,675)
Amounts recovered on loans written off in previous years	**83**	120	523	116
Exchange differences	**(293)**	(508)	—	—
Transfer to capital reserve	**—**	—	—	(32,976)
Balance at the end of the year	**90,160**	78,193	67,158	221,061

Allowance for impairment losses by region

Group

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio
Domestic operations	90,160	95.62%	91.59%	78,193	94.04%	76.55%	67,158	89.82%	64.37%	221,061	93.53%	68.27%
Overseas operations	4,133	4.38%	90.18%	4,960	5.96%	69.17%	7,611	10.18%	55.03%	15,281	6.47%	44.99%
Total	94,293	100.00%	91.53%	83,153	100.00%	76.07%	74,769	100.00%	63.28%	236,342	100.00%	66.06%

Allowance for impairment losses on domestic identified impaired loans by geographical region

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio
Northern China	13,337	20.88%	71.25%	10,624	19.64%	60.03%	9,697	22.87%	42.91%	40,399	19.72%	60.17%
Northeastern China	7,903	12.37%	63.43%	7,020	12.98%	56.78%	5,903	13.92%	44.82%	23,789	11.61%	65.69%
Eastern China	13,530	21.18%	55.75%	12,482	23.07%	44.88%	10,803	25.48%	37.78%	57,269	27.96%	62.87%
Central and Southern China	19,495	30.52%	69.61%	16,929	31.29%	55.30%	10,675	25.18%	40.11%	64,730	31.60%	65.54%
Western China	9,614	15.05%	64.17%	7,044	13.02%	51.58%	5,322	12.55%	39.86%	18,669	9.11%	60.97%
Total	63,879	100.00%	64.89%	54,099	100.00%	52.97%	42,400	100.00%	40.64%	204,856	100.00%	63.26%

Allowance for impairment losses on domestic identified corporate impaired loans by industry

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio
Manufacturing	22,018	38.67%	64.93%	17,341	35.71%	52.60%	14,130	36.39%	43.86%	79,467	39.78%	62.70%
Commerce and services	14,759	25.93%	65.37%	13,630	28.07%	53.57%	10,791	27.79%	40.96%	82,282	41.18%	67.01%
Real Estate	5,937	10.43%	55.43%	5,647	11.63%	44.25%	3,310	8.52%	24.60%	12,474	6.24%	56.55%
Energy, mining and agriculture	4,092	7.19%	66.50%	3,473	7.15%	52.11%	2,726	7.02%	41.38%	10,480	5.24%	53.42%
Transportation	6,100	10.72%	73.87%	5,500	11.32%	70.89%	5,572	14.35%	57.27%	3,444	1.72%	46.86%
Public utilities	2,419	4.25%	53.48%	1,877	3.87%	40.57%	1,635	4.21%	29.39%	3,860	1.93%	64.13%
Construction	1,430	2.51%	61.58%	1,003	2.06%	45.06%	647	1.67%	25.18%	3,545	1.77%	68.30%
Financial services	100	0.18%	53.48%	93	0.19%	43.26%	15	0.04%	20.83%	2,741	1.37%	75.76%
Others	70	0.12%	40.94%	—	—	—	3	0.01%	50.00%	1,539	0.77%	76.38%
Total	56,925	100.00%	64.10%	48,564	100.00%	52.41%	38,829	100.00%	40.22%	199,832	100.00%	63.36%



Allowance for impairment losses on domestic loans by customer type

Unit: RMB million, except percentages

	As at 31 December											
	2006			2005			2004			2003		
	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio
Allowance for corporate loans	71,234	79.01%	80.21%	60,267	77.07%	65.04%	49,135	73.16%	50.89%	206,875	93.58%	65.59%
Allowance for personal loans	18,926	20.99%	196.67%	17,926	22.93%	189.23%	18,023	26.84%	231.54%	14,186	6.42%	168.42%
Total	90,160	100.00%	91.59%	78,193	100.00%	76.55%	67,158	100.00%	64.37%	221,061	100.00%	68.27%

Allowance for impairment losses on loans by assessment methodology

Group

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Allowance for individually assessed identified impaired loans	53,846	57.10%	45,738	55.01%	35,699	47.75%	153,810	65.08%
Allowance for collectively assessed identified impaired loans	12,735	13.51%	12,009	14.44%	12,614	16.87%	63,601	26.91%
Allowance for non-impaired loans	27,712	29.39%	25,406	30.55%	26,456	35.38%	18,931	8.01%
Total	94,293	100.00%	83,153	100.00%	74,769	100.00%	236,342	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Allowance for individually assessed identified impaired loans	51,269	56.86%	42,720	54.64%	31,539	46.96%	142,924	64.65%
Allowance for collectively assessed identified impaired loans	12,610	13.99%	11,379	14.55%	10,861	16.17%	61,932	28.02%
Allowance for non-impaired loans	26,281	29.15%	24,094	30.81%	24,758	36.87%	16,205	7.33%
Total	90,160	100.00%	78,193	100.00%	67,158	100.00%	221,061	100.00%

Market Risk

Overview

Market risk is the risk of loss in on and off-balance sheet positions arising from movements in market prices (interest rates, exchange rates, equity prices and commodity prices). Market risk exists in both trading and non-trading businesses of the Bank. The principal types of market risk for the Bank are interest rate risk and exchange rate risk. We expect to be subject to increasing levels of market risk as the PRC Government continues to deregulate restrictions governing interest and exchange rates.

We are exposed to market risk primarily through the assets and liabilities on our balance sheet, as well as our off-balance sheet businesses. In accordance with regulatory requirements, we categorize our assets and liabilities as under either trading book or banking book. Our trading book primarily consists of positions in the freely-tradable financial instruments and commodities for trading purposes or in order to mitigate risks of other financial instruments in the trading book. Our banking book consists of positions in financial instruments not included in the trading book (and includes financial instruments in the investment book purchased with the Bank's surplus liquility for investment purposes).

In 2006, we integrated our market risk management function and set up an independent market risk management team within the Risk Management Department to specifically undertake the market risk management function of the Group.

In 2006, we formulated the Market Risk Management Policy for the Bank of China and specified the organizational structure, procedures, risk measurement, limit setting and reporting of market risk management. With reference to the relevant regulatory requirements as well as the market risk management practices of international commercial banks, we set up our market risk limit structure and improved our market risk indicator system considering our current business practice, our IT systems and our customer management model. Additionally, we set up our market risk limits for 2006. We have also established daily and monthly market risk reporting mechanism to integrate market risk information with the aim of conducting effective monitoring and analysis of market risk limit utilization and providing relevant information to the senior management.

Market Risk Management of the Trading Book

The Bank manages the market risk of the trading book primarily through setting up the overall Value-at-Risk (VAR) and stop-loss limits on the trading book, allocating and establishing position limits and stop-loss limits for each trading desk and trader. Traders can only trade financial instruments which meet certain pre-determined criteria (e.g. the liquidity of the financial instruments). The Bank monitors the VAR, position and stop-loss limits of the traders on a daily basis.

VAR is the possible loss in normal market conditions, given a specified time horizon and specified confidence level. The Bank is using a one day time horizon and 95% confidence level to calculate the VAR for the domestic trading book. Based on such calculation, within the one day time horizon, the probability of loss on the trading book exceeding the VAR is limited to 5% or below. The chart below shows the VAR of the Bank's domestic foreign currency-denominated trading book (excluding the banking book) at the end of 2006 and 2005:



Unit: USD million

	As at 31 December							
	2006				2005			
	Period end	**Average**	**High**	**Low**	Period end	Average	High	Low
Interest rate risk	**1.79**	**2.71**	**16.25**	**0.54**	4.77	3.27	11.94	0.20
Foreign exchange risk	**0.81**	**2.99**	**14.12**	**0.39**	12.84	2.70	18.69	0.34
Volatility risk	**0.13**	**0.79**	**6.19**	**0.07**	0.36	0.80	2.54	0.04
Total	**2.07**	**5.64**	**19.15**	**0.86**	15.06	5.10	18.86	0.69

We also use information technology systems, such as Kondor+, Bloomberg PTS, DerivaTech, Summit, and RiskMetrics, to measure, analyze, monitor and manage the market risks of our treasury operations. Our Kondor+ system currently covers our major overseas branches and most of our treasury products. In addition, we use the Bloomberg PTS system to monitor the positions and mark-to-market of fixed income products and derivatives, the DerivaTech and Summit systems to price, value and monitor our risk exposure in derivative products, and the RiskMetrics system to generate VAR reports and stress testing reports. These systems help us monitoring the market risk exposure in our treasury operations.

The Bank has established a global middle office network to monitor and control the market risk in the investment book and the trading book (treasury business). The head office is responsible for directly monitoring the treasury business of our domestic branches. The Bank is also continuously improving the capability of the back office, especially the independent evaluation of the mark-to-market values of financial instruments.

Market Risk Management for the Banking Book

The primary market risk for our banking book is interest rate risk. Interest rate risk arises mainly from mismatches in the maturities or repricing periods of the assets and liabilities of our banking book. We manage the interest rate risk of the banking book primarily through gap analysis. Gap analysis measures the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or must be repriced within certain periods. We also use the data generated by gap analysis to perform sensitivity analysis and stress testing, which provide us with relevant information in adjusting the maturities of the interest-earning assets and interest-bearing liabilities. Meanwhile, we closely follow the local and foreign currency interest rate trends and promptly adjust the interest rates of local and foreign currency deposits and loans in order to avoid interest rate risk.

In 2006, the benchmark rates on RMB-denominated deposits were raised in August and those on RMB-denominated loans were increased both in April and August. The rising RMB interest rates, as a whole, were beneficial to the Bank's financial results of 2006, although the cumulative RMB interest rate sensitivity gap of the Bank within one year remained negative in 2006. The main reason was that the yield of loans was increased due to the RMB interest rate increase in April while the cost of deposits remained unchanged. In addition, the interest rate on demand deposits, which accounted for around 40% of the total deposits, was not affected by the RMB deposit rate increase in August. The U.S. Federal Reserve raised the federal funds target rate four times in January, March, May and June 2006. The rising USD interest rates were favorable to the financial results of the Bank although the cumulative USD interest rate sensitivity gap of the Bank within one year was essentially negative in 2006. The main reason was that the interest rates on small balance USD-denominated deposits were unchanged in domestic operations. Domestic deposits of small balance denominated in USD accounted for over 80% of the total domestic USD-denominated deposits.

At the end of 2006 and 2005, the Group's and the Bank's interest rate sensitivity gaps under IFRS were as follows:

Group

Unit: RMB million

	Up to 1 month	1 to 3 months (incl.)	3 to 12 months (incl.)	1 to 5 years (incl.)	Over 5 years	Non interest-bearing
31 December 2006	(1,127,311)	220,794	591,503	347,020	341,294	39,656
31 December 2005	(894,734)	33,843	464,652	402,985	241,871	6,902

Note: interest rate sensitivity gap = interest rate sensitive assets – interest rate sensitive liabilities

Bank

Unit: RMB million

	Up to 1 month	1 to 3 months (incl.)	3 to 12 months (incl.)	1 to 5 years (incl.)	Over 5 years	Non interest-bearing
31 December 2006	(928,376)	155,514	547,218	267,636	246,984	66,418
31 December 2005	(828,023)	40,274	423,374	323,711	195,677	48,800

By the end of 2006, the gap of the Group for a time period of up to 1 month was negative and the gaps for the remaining time periods were positive. The gap up to 1 month was negative because the substantial amount of the demand deposits was placed in the time bucket of up to 1 month. The gap within all the other time periods was positive because the interest-earning assets were more than interest-bearing liabilities in those time periods.

Assuming the yield curves of all the currencies shift up 100 basis points in parallel at the beginning of 2007, the net interest income of the Group will decrease by RMB6.818 billion. Assuming the yield curves of all the currencies shift down 100 basis points at the beginning of 2007, the net interest income of the Group will increase by RMB6.818 billion. This analysis is based on the Group's gap position at the end of 2006 and does not take into consideration any changes in the asset-liability position during 2007 and the impact on customer behavior due to interest rate changes.

The RMB interest rate liberalization has developed steadily in 2006. Some commercial banks launched RMB-denominated fixed-rate residential mortgage loans. The RMB interest rate derivative markets including swap markets became active gradually. In particular, the formal implementation of SHIBOR on 4 January 2007 provided a foundation to establish China's money market benchmark rate system, which will further accelerate RMB interest rate liberalization in the near future. Under such circumstances, the Bank has begun to improve the interest rate pricing system and enhance pricing capability by developing and promoting the loan rate pricing model progressively. In addition, the Bank closely followed the potential risk arising from new businesses and products and started to consider the possibility of hedging interest rate risk by RMB interest rate derivative transactions.

Market Risk Management of the Investment Book

Pursuant to the regulatory requirements, our banking book also includes the investment book under which we purchase financial instruments with our excess funding for investment purposes. Apart from applying gap analysis to the interest rate risk underlying the investment book, the senior management of the Bank also reviews and approves the investment guidelines of the investment book annually based on the market risk management policy and the market risk limit approved by the Board (the Risk Policy Committee). The investment guidelines cover the relevant market risk limit, the size of the investment portfolios, authorized investment products, the duration of the portfolio, the concentration limit by issuer and the minimum rating requirement, etc. Business departments must strictly comply with these investment guidelines, and will be monitored and examined by the independent market risk management function. The Bank has been improving its risk management ability continuously. The Bank manages the market risk of the investment book mainly through the monitoring of VAR and the present value of a basis point and through the stress testing of the current investment portfolio.



Exchange Rate Risk

The Bank's management of exchange rate risk covers both non-trading books and trading books. Non-trading exchange rate risk mainly arises from foreign currency capital contribution, investment in overseas subsidiaries, and foreign currency profit and loss. The Bank seeks to reduce the foreign exchange exposure by matching the sources and utilization of our funds on a currency-by-currency basis. In addition, we also manage and control exchange risk through settlement or hedging transactions. Trading exchange rate risk mainly arises from the foreign exchange transactions the Bank is engaged for its own account or on behalf of customers. The Bank controls the foreign currency position within the required limits according to its risk tolerance and operating capability.

For details of the foreign currency position of the Bank, please refer to the section under "Financial Review".

Liquidity Risk

Summary

Liquidity risk relates to the risk associated with the failure to obtain funds at a reasonable cost when required to meet a repayment obligation and fund its asset portfolio. The objective of our liquidity risk management is to ensure that all our branches/outlets maintain appropriate liquidity to meet the need of normal operations, and are able to raise enough funds at reasonable cost within a certain period to ensure payments can be made in the case of emergency or for business development opportunity.

By adhering to the tier-one legal person management principle, the head office is solely responsible for the management of liquidity risk throughout the Bank. Liquidity management policy and measures are applied across the Bank from using a top down approach with the effect that the higher tier management units are responsible for overseeing the lower tier management units. The liquidity management policies and the risk measurement benchmark are largely implemented centrally. We take full account of our market financing capability and other factors when developing the relevant proposals on a prudent basis.

The Bank has adopted both asset liquidity management and liability liquidity management. Our asset liquidity management strategies are intended to encourage diversification, the realizability of assets, and to hold an appropriate level of highly liquid assets in the portfolio. The strategies on liability liquidity management are intended to increase the proportion of core deposits and to maintain the stability of liabilities and financing ability.

Our liquidity management process considers operations under normal circumstances, as well as contingency measures under abnormal circumstances. In a normal business environment, the Bank regularly updates its management policies and guidelines and its liquidity benchmark management, its cash positions, the funds transfer between the head office and branches, the liquid asset portfolio and delegated authorities of financing activities so as to control the liquidity level across the Bank within an appropriate range. In addition, we established a funding forecast system to keep track of the movements in position. We also formulated a contingency plan as well as developed liquidity stress testing in order to promptly identify and mitigate any liquidity risks.

In 2006, the Bank's liquidity was, in general, sufficient with occasional liquidity pressures. Market conditions posed challenges to our liquidity position. Firstly, since the second half of 2006, a significant slow-down in the growth of new RMB-denominated deposits due to the continuing recovery of the stock market and fund market resulted in a decrease in stable sources of funds, while loan growth maintained at a fast pace, which resulted in liquidity pressure. Secondly, the Bank experienced significant fund inflows and outflows due to the increase in numbers of new share issuances. Thirdly, on a number of occasions the central bank implemented restrictive monetary policies in order to control the fast growth in lending. The central bank increased the benchmark interest rate twice, raised the mandatory deposit reserve ratio three times, and issued notes to target investors four times. The number of restrictive monetary policy launched on the market and the frequency with which they have occurred during the year were historical high.

In these circumstances, we constantly improved our liquidity management ability, proactively managed the Bank's liability structure and shortened the duration of our bonds investment portfolio. We managed to maintain the proper liquidity level to meet normal business needs.



Regulatory Ratios on Liquidity

At the end of 2006, the Bank's liquidity position met all the regulatory requirements as shown in the table below ("liquidity ratio" is the indicator of the Group; "loan to deposit ratio" and the "excess reserve ratio" are the indicators of the Bank's domestic operations in the Chinese Mainland).

Main regulatory ratios		Regulatory standard	As at 31 December 2006	2005	2004
Liquidity ratio (%)[1]	RMB	≥25	**37.7**	48.9	35.3
	Foreign Currency	≥25	**64.1**	87.4	78.6
Loan to deposit ratio (%)[2]	RMB	≤75	**57.6**	51.7	59.6
	Foreign Currency	≤85	**70.1**	70.4	67.9
Excess reserve ratio (%)	RMB[3]		**2.8**	3.0	3.7
	Foreign Currency[4]		**25.8**	16.9	13.4

Notes: 1 Liquidity ratio = current assets/current liabilities; Liquidity ratio is calculated in accordance with the relevant provisions of the PBOC and the CBRC, and the financial data are based on the PRC Accounting Standards for Business Enterprises and the Accounting System for Financial Institutions.

2 Loan to deposit ratio = outstanding loans/outstanding deposits.

3 Excess reserve ratio for RMB=(reserve in excess of the mandatory requirements+cash)/(balance of deposits+remittance payables).

4 Excess reserve ratio for foreign currency=(reserve in excess of the mandatory requirements+cash+due from banks and due from overseas branches and subsidiaries)/outstanding deposits.

Liquidity Gap Analysis

We assess liquidity risk through liquidity gap analysis. We periodically monitor and calculate the liquidity gap (i.e. the difference between assets and liabilities which mature within a specified period), and perform sensitivity analysis and stress testing using gap data. At the end of 2006 and 2005, the liquidity gap position was as follows (for details on the liquidity position, please refer to Note X to the Financial Statements):

Group

Unit: RMB million

	Overdue	On demand	Up to 1 month	1-3 months (incl.)	3-12 months (incl.)	1-5 years (incl.)	Over 5 years	Total
31 December 2006	48,753	(1,883,614)	(678)	55,733	44,077	1,066,568	1,086,975	417,814
31 December 2005	40,453	(1,636,947)	(11,987)	(74,823)	170,479	967,589	807,856	262,620

Note : Liquidity gap=assets matured in a specified period - liability matured in the same period

By the end of 2006, the Group's gaps of the on demand bucket and the up to 1 month bucket were negative and the gap positions for the remaining periods were positive. Since the demand deposits were 40% of the total amount of deposits, the percentage of current liability to total liability was high and hence the gap of the on demand bucket was negative. The above-mentioned negative gap did not lead to significant liquidity requirement because our demand deposits were very stable. The balance of assets in the remaining periods all exceeded the balance of liabilities with positive gap position.

Internal Control and Operational Risk

Three Lines of Defense

In order to enhance the internal control function and risk management in all respects, the Bank reengineered its internal control processes and established three lines of defense of internal control.

Branches, business departments and staff at various levels of the Bank take responsibility for internal control when promoting business development. The first line of defense is the individual who implements the policies and procedures. The objectives of internal control are achieved through self-assessment, self-checking, self-inspection, self-improvement and self-training.

The Legal and Compliance department and the business departments are responsible for making overall plans for establishing internal control policies, directing, examining, monitoring and assessing the work of the first line of defense, and playing the role of the second line of defense. The second line of defense aims at accomplishing the standardization and regulation of internal control management, and establishing an internal control system integrating the elements of training, early warning, prevention, rewards and punishment.

The Internal Audit department is responsible for reviewing and assessing the adequacy and effectiveness of the Bank's operating activities, risk management, internal control and corporate governance with a systematic and standard methodology, and playing the role of the third line of defense. The third line of defense aims at assisting the Board and management to perform their duties, providing assurance as to the adherence to national economic and financial laws, policies and regulatory rules and regulations, and improving operating efficiency and the effectiveness of risk control, so as to increase the Bank's value.

Operational Risk

Operational risk (OR) refers to the risk of losses caused by inadequate or improper internal processes, systems, issues in human resources or external events. In 2006, the Bank primarily commenced the following initiatives in connection with OR management:

In order to improve the work of Operational Risk Management (the "ORM"), the Bank cooperated with RBS Group in the ORM project, and formulated after conducting the relevant research, the fundamental ORM rules based on the circumstances of the Bank.



The Bank formulated the operational risk and control assessment (the "RACA") working process and conducted its pilot testing, and plans to roll out such processes in domestic branches in 2007. These processes can help the business lines being kept informed of the risk profile and risk exposure by regularly identifying and assessing the risks and controls of the key business processes.

Meanwhile, the Bank started to study the management process of the key risk indicators in relation to operational risk, and commenced the drafting of certain such indicators. It has also initiated the monitoring of, and providing guidances to the branches on ORM work.

The Bank tested the fulfillments of CBRC's Notice of Strengthening the Prevention Measures Against Operational Risk, conducted OR inspection on certain of the Bank's businesses, and took corrective actions timely to rectify the problems identified in accordance with the assessment and test results.

Internal Audit

As the third line of defense of the internal control of the Bank, internal audit forms the independent and objective confirmation and consultation process of the Bank under the leadership of the Board of Directors and the Audit Committee. Based on the principle of improving the operations of the Bank and creating values, the risk-oriented internal audit aims to assist the Board, the Audit Committee and senior management in the performance of their duties, and employs systematic and standardized approaches to provide audit services including audit confirmation, internal control evaluation, consultation and anti-fraud inspections to accomplish its goals.

In 2006, the Bank adopted a vertically integrated management model in internal audit, whereby the head office Internal Audit department oversees the internal audit departments of the branches subject to internal audit in respect of human resources, finance and functions. The audit work of the Bank was reported to the Board or the Audit Committee authorized by the Board, and to the management in respect of administration issues.

Independence, Professionalism and Authority of the Audit System

In 2006, the Audit Committee of the Board engaged independent external institutions to complete an overall evaluation on the audit work of the Bank. By consolidating the evaluation results and supervisory requirements, and by referring to the international standards and best practices of internal audit, the Bank established a special work team under the leadership of the Board, the Audit Committee and senior management, which studied and prepared a comprehensive plan on the improvement of the internal audit functions of the Bank including all aspects such as organizational structure, management systems, policies and procedures, and practices and technologies, and steadily implemented the plan according to the planned schedule upon the approval of the Board. The Bank completed the separation of inspection and audit functions in the course of the year and established an independent audit department, which clarified its functions, reporting lines and organizational structure. The department updated the audit policies and set up a vertically integrated audit management model. Meanwhile, in order to meet the requirements of new audit functions in terms of staff expertise, the Bank engaged internal audit professionals of globally-known accounting firms to provide special and centralized training for more than 600 auditors of the Bank. Through the above measures, the Bank further strengthened the management of internal audit in terms of its independence, professionalism and authority.

Enhanced Depth and Breadth of Internal Audit Inspection

Focusing on the target of continuously improving the effectiveness of internal control, the Bank has continued to further enhance the depth of internal audit inspections focusing on high-risk areas and the improvement of weak internal controls in 2006. The Bank has completed 5 internal audit projects at the head office, 23 projects in tier one branches or branches directly controlled by the head office (coverage of 72%) and 12 projects at overseas institutions or affiliated companies (coverage of 42%). Meanwhile, the Bank devoted most audit resources to the internal control inspection of grassroot operations, and has completed regular internal audit at 254 tier two branches (coverage of 88%), 2,171 sub-branches in urban regions (coverage of 57%) and 3,228 sub-branches in counties (coverage of 50%), 775 special audit projects, 1,132 audit projects of former employees and senior management, and 83 investigations of individual cases.

Anti-money Laundering

In 2001, the Bank established the Anti-Money Laundering Committee, which serves as the highest decision making body on anti-money laundering issues of the Group. According to the provisions set forth in the Articles for the Anti-Money Laundering Committee of the Bank, the main functions of the committee are as follows:

- To formulate the anti-money laundering policy through discussion in response to changes in the domestic and overseas legal and policy environment as well as development of trends in anti-money laundering;
- To plan for anti-money laundering work, recommend resolutions to major and unexpected events, and supervise the implementation of such plans.

Domestic and overseas branches of the Bank have also established anti-money laundering teams in charge of their respective work of anti-money laundering under the leadership and supervision of the Anti-Money Laundering Committee.

To standardize the Group's work on anti-money laundering and to combat the financing of terrorism, the Bank, based on the laws and regulations on anti-money laundering in the PRC has formulated the Policy of the Bank of China Limited on Anti-Money Laundering and Combating the Financing of Terrorism, which adequately embodies the basic international requirements of anti-money laundering and combating financing of terrorism for financial institutions. At the same time, the Bank endeavored to increase the quality of data acquisition through advanced technology, and the upgrade and reconstruction of relevant IT systems were carried out systematically to further strengthen the Bank's anti-money laundering technology.



In full consideration of the relevant laws and regulations of the country or region where the Bank's overseas branches are located, the Bank has implemented risk evaluation of anti-money laundering in overseas institutions during the year to obtain comprehensive knowledge of their progress in implementing anti-money laundering measures. Based on the evaluation results, the Bank has monitored and guided these branches.

In respect of anti-money laundering, a relatively comprehensive system has been established. A comprehensive anti-money laundering organizational structure has also been put in place. The scale of the anti-money laundering system basically meets the requirements of the regulatory authority and the Bank on risk control. The Bank has in all respects strictly performed its obligations on anti-money laundering.

Management Discussion and Analysis — Capital Management and Fund Transfer Pricing

The Group's capital management framework mainly comprises three parts: capital adequacy ratio (CAR) management, capital funding management and economic capital allocation. The primary objective of the Group's capital management is to keep the CAR at an appropriate level, through necessary means of capital funding management and economic capital allocation.

Objective of Capital Management

The objective of the Group's capital management is to ensure that the Group maintains sufficient capital at an appropriate level, meeting the requirements of all applicable regulatory standards and guidelines, credit rating agencies, risk compensation, and returns to stockholders. In addition, through effective allocation of capital, and capital investment instruments, the Group strives to continuously enhance its financial effectiveness, improve capital value, and ultimately maximize stockholders' value while controlling risk.

CAR Management

CAR is the most important measure of a Bank's stabilization and capacity to withstand risks. In order to fully safeguard against risk, the Group establishes various target CAR levels. Firstly, at no time should the minimum level of the Group's CAR level be less than the regulatory required 8% level. Secondly, the Group stipulates and maintains an operational target range of CAR levels. Based on the risks faced by the Group, the Group sets CAR at a prudent level as its operational target for routine management, taking into consideration CAR levels of international peers and the Group's operating situations.

The Group uses stress testing to forecast, design and manage CAR level. The scenarios involved in the stress testings take into account business development, fluctuations in major risk exposures, changes in exchange rates for foreign currency capital contributions, and other significant factors.

The Group calculates and discloses CAR level in line with *Regulation Governing Capital Adequacy of Commercial Banks*, promulgated by CBRC on 23 February 2004 (CBRC Order Issuance [2004] No.2). The Group calculates market risk capital in accordance with the Notice of CBRC General Office on *Release of Calculation Tables and Notes for Market Risk Capital Requirements for Commercial Banks* (Yinjianfa [2004] No.374) from 2005. In 2006, the Group's CAR level increased significantly, largely as a result of the increase in the Group's core capital due to the Bank's IPOs on the Hong Kong and Shanghai stock exchanges. The other reason is that the Group's foreign exchange exposure has reduced substantially, and hence corresponding market risk capital requirement decreased. At the end of

2006, the Group's CAR level was 13.59%, up 3.17 percentage points from the prior year-end; core CAR level was 11.44%, up 3.36 percentage points.

Unit: RMB million, except percentages

	As at 31 December		
	2006	2005	2004
Core capital:			
Share capital	**253,623**	209,427	186,390
Capital reserve	**126,916**	25,795	21,276
Minority interests	**29,560**	28,778	27,387
Total core capital	**410,099**	264,000	235,053
Supplementary capital:			
General reserve	**28,315**	25,677	24,881
Long-term subordinated debt issued	**60,000**	60,000	26,070
Others	**(2,439)**	(1,380)	(2,315)
Gross value of supplementary capital	**85,876**	84,297	48,636
Total capital before deductions	**495,975**	348,297	283,689
Deductions:			
Goodwill	**(1,875)**	—	—
Investments in the non-consolidated financial institutions	**(4,371)**	(2,877)	(1,399)
Investments properties	**(5,141)**	(5,697)	(5,228)
Investments in non-financial institutions	**(13,226)**	(13,486)	(6,585)
Total capital based after deductions	**471,362**	326,237	270,477
Core capital based after deductions	**396,855**	252,970	228,447
Risk-weighted assets:			
On-balance-sheet risk-weighted assets	**2,758,602**	2,456,160	2,400,695
Off-balance-sheet risk-weighted assets	**421,560**	337,029	292,808
Total risk-weighted assets	**3,180,162**	2,793,189	2,693,503
Risk-weighted assets and market risk adjustment:	**3,469,017**	3,131,002	2,693,503
Capital adequacy ratio	**13.59%**	10.42%	10.04%
Core capital adequacy ratio	**11.44%**	8.08%	8.48%

Capital Funding Management

The primary objective of capital funding management is to keep the Group's CAR level within the target range through timely and proper capital funding management, with a view to allowing the Group to operate on a prudent basis. The objective should be fulfilled through effective planning and management of accounting capital, regulatory capital and economic capital so as to fulfil requirements of dividend payments, stabilization of share price, management of CAR level, and economic capital allocation.

The capital funding strategy stresses that capital funding should be in compliance with international practice and regulatory requirements and with a view to broadening capital replenishment channels, and enhancing financial structure's flexibility. In terms of its implementation, the Group puts emphasis on optimizing the capital structure to control cost of capital funding. Effort is also put into currency-optimization with the aim of minimizing exchange rate risk, and reducing the impact of RMB's appreciation on the CAR level. It is also important to enhance the maturity gap matching of the Group's assets and liabilities, reducing liquidity risk and interest rate risk of the Group.

Economic Capital Allocation

The Group developed its economic capital allocation process on a trial basis for several domestic branches in 2004. The Group formally started to implement the process for all domestic provincial branches in 2005. The economic capital allocation process calculates each branch's relevant economic capital requirements according to its risk-taking activities, and measures risk-adjusted return on capital (RAROC) and economic value added (EVA) to assess each branch's performance. The formula of RAROC and EVA are as follows:

RAROC = Risk-adjusted Profits/
Economic Capital Charge x 100%

EVA = Risk-adjusted Profit
– Cost of Economic Capital

Cost of Economic Capital = Economic Capital
Charge x Hurdle Rate

In 2006, the Group designed and launched BOCECA System, to monitor, analyze and assess the economic capital performance for the different level of domestic operations. The risk type covered by economic capital will be expanded from merely credit risk into market risk and operational risk.

The primary objective of economic capital allocation is to match returns with risks undertaken. It is inappropriate to place emphasis either on increasing income or on controlling risk separately. Through calculation and monitoring of economic capital performance, management at different levels raised awareness of cost of risk and cost of capital, significantly enhanced the matching of risks and rewards. Economic capital allocation has not only enhanced the coverage ratio of capital on risk exposures, but also enhanced the returns on risk and capital.



Capital Management in the Future

The Bank streamlines the process of capital management timely and continuously so as to enhance its leading role in Banking management.

In order to strengthen our capital base and provide this as support for the sustainable growth of our business, we will continue with effective capital adequacy ratio management, capital funding management and economic capital allocation.

Fund Transfer Pricing

Fund transfer refers to all forms of internal fund allocation among entities (including the Head Office, domestic and overseas branches and subsidiaries) within the Bank. In 2005, the Bank adopted the concept and principle for management by Fund Transfer Pricing (FTP) and started to explore the use of FTP as a means to optimize resources allocation, reduce operating cost and increase returns. In 2006, the Bank formulated *The Guidance to BOC FTP*, which clarified the objectives, pricing mechanism and transfer basis of FTP as well as the direction for the Bank's internal fund management. The major objectives for the Bank's FTP policies are as follows:

(1) To centralize the management functions of liquidity risks and market risks embedded in the Banking book to the Head Office Treasury so as to build a Bank-wide "centralized funding pool". By incorporating interest rate risk factor into the FTP price, it removes interest rate risks in the Banking book from business units (such as branches and departments) so that these business units could make sure that their profits are not affected by the uncertainties caused by fluctuations in interest rates and thus could concentrate on their own operations. Through centralizing the management of these risks at the Head Office Treasury, the Head Office Treasury will use hedging instruments to control the risks effectively, reducing the fluctuations of the Bank's profits caused by the uncertainties in movements in market interest rates.

(2) To provide a benchmark for performance evaluation by branch, department, product and customer, and to provide a common ground for product profitability assessment so that objectivity could be ensured in the process of profitability comparison.

(3) To communicate to the branches' and business departments' management in the right way and provide correct guidance for the operations of business units so that the Bank could maintain continual growth.

In 2006, the Bank adopted the multiple terms matching method for the FTP of the business segments. In the meantime, currency and terms matching fund support was provided to overseas branches' operation in respect of their syndicated loan business. As a result, the new FTP method helps to strengthen the Bank's asset and liability management as well as fund management.

Management Discussion and Analysis — Organizational Information, Human Resources Management and Development

Organizational Management

Organizational Information

At the end of 2006, the Bank had 11,241 domestic and overseas branches and outlets, a reduction of 405 from the beginning of 2006. There were 37 tier one branches, 283 tier two branches and 10,277 outlets in domestic operation, and 643 branches, subsidiaries and representative offices in overseas operation.

The following table presents the geographic breakdown of the domestic outlets by the end of 2006.



	As at 31 December 2006	
	Branches and outlets	% of total
Northern China	1,625	15.3%
Northeastern China	931	8.8%
Eastern China	3,539	33.4%
Central and Southern China	2,856	26.9%
Western China	1,647	15.6%
Total	10,598	100.0%

Process Reengineering and Organizational Restructuring

In 2006, the Bank actively pushed forward process reengineering and organizational restructuring. The Bank's corporate and personal loans were all centralized to the Head Office and tier-one branches for approval. Perceptible progress has been made in the centralization of the functions of post monitoring, clearing, finance management, cash delivery, bill exchange, bill processing and account reconciliation between companies and the Bank. The internal control system was reformed and improved with the establishment of the three lines of defense, which included function management, internal control and compliance and internal audit to ensure the adequacy and effectiveness of internal control. The internal audit system started to exercise vertical line management. CROs and CFOs were dispatched to tier-one branches. The business line management was further strengthened.

The Bank clarified the overall goal of business structure and process reengineering. The General Framework of Business Architecture and Process Integration was formulated. It stressed an intensive and centralized reform direction, with the synchronized implementation of IT blueprint and business process integration. The Bank planned to realize its goals of a customer-centered business and management process, a bank-wide general ledger, logically centralized business processing, strengthened line management and enhanced product innovation within two or three years.

The Bank pushed forward institutions integration. In 2006, the Bank further adjusted its branch network. Some small branches and outlets with poor development potential were closed. New branches and outlets were established in key cities and areas, to optimize and rationalize the Bank's entire branch network distribution.



Human Resources Management and Development

The Bank recognizes that the key to a company's success is talented staff and regards its employees as the fundamental driving force behind a company's growth and development. Therefore, the Bank sticks to the principle of "People First" to create every opportunity possible for the staff to tap their talent, so that everyone can do their best in a harmonious environment. Bank of China strives to be the best choice for employees to realize their dream and actualize their value. Human resource strategy as an important part of the Bank's overall development strategies plays an important role in the Bank's development.

The Staff Profile

At the end of 2006, the Bank had 232,632[1] employees (including 40,620 dispatch contractors working in domestic institutions), of which 20,204 were local staff of overseas branches and subsidiaries. By the end of 2006, there were 7,278 retirees whose expenses should be borne by the Bank.

1 The number is calculated according to the New CAS.

The profile of domestic staff in terms of age, education and professions

Category	Detailed distribution	Number of employees	% of total
Age	Below 30	28,928	16.84%
	Between 31 and 40	95,831	55.78%
	Between 41 and 50	40,617	23.64%
	Between 51 and 60	6,317	3.68%
	Above 60	115	0.06%
Educational Background	Holders of Master degree and above	2,883	1.68%
	Bachelor degree holders	64,231	37.39%
	Associate degree or professional training certificate holders	71,639	41.70%
	Others	33,055	19.23%
Professions	Corporate finance	18,151	10.56%
	Personal finance (tellers excluded)	16,088	9.36%
	Financial market	1,338	0.78%
	Operation services	25,256	14.71%
	Financial management and accounting	12,099	7.04%
	Risk management, internal audit and legal and compliance	10,086	5.87%
	Management[1]	4,331	2.52%
	Others[2]	84,459	49.16%

Notes:

1 This category includes deputy general managers of tier-two branches, the deputy general managers of functional departments in tier-one branches and team heads (included) in Head Office and the above managerial personnel.

2 This category includes front line staff, administrative staff and other supporting staff.



Deepening Human Resources Management Reform and Improving Incentive and Accountability Mechanism

In 2006, the Bank further improved the market-based human resources management mechanism, which is in line with a modern commercial bank's operation.

Pursuant to its development needs and business strategy, the Bank has taken steps to establish a position-based, performance-oriented human resources mechanism. For domestic institutions, the Bank established a new position classification system and staff recruitment policies, adopted the practice of competition-based appointments, strengthened staff allocation and structural adjustment, streamlined the new employees recruitment standards, centralized staff recruitment, and fostered the specialized human resources practitioners' development.

The Bank continued to improve its performance management by establishing and implementing a staff performance management system focused on "Balanced Score Card" and "Performance Process Management". Performance evaluation, which had relied solely on post-appraisal and results grading, was virtually changed to an all-round, full process based performance management system. A sound performance management culture is being built up, which contributes to represent the Bank's core value of "Performance Led, Effective Incentive, Value Creation and Sustainable Development".

Steadily pushing forward the remuneration management reform. The enterprise annuity plan was widely deployed, which further improved the staff welfare scheme.

Strengthening Employee Training

In 2006, sticking to the theme of "fully implementing the scientific approach of development and persistently building a labor force characterized by honesty, creditworthiness, professionalism, innovation and collaboration", the Bank developed a set of training plans for all levels of employees, such as middle and senior managerial personnel, core talents and front line staff, to strengthen the development of three types of employees, namely managerial personnel, professionals and operational staff.

The Bank attached great importance to the development of middle and senior managerial personnel by developing leadership models, establishing rudimentary, intermediate and advanced leadership courses, actively cooperating with our strategic investors and introducing RBS Group senior management programs, cooperating with Harvard Business School to develop the leadership programs for our senior management, and organizing core EMBA courses to upgrade the training for all levels of managerial personnel.

The Bank also placed emphasis on the training of front line staff by way of, in light of its business strategy, organizing various technical and professional training programs to strengthen the development of core talents and front line staff. The Bank prioritized the nurturing of risk management professionals, personal wealth management managers and corporate customer managers. The Bank also organized group-wide training and tests for front line employees, such as fully-skilled tellers, customer service managers, wealth managers and outlet managers, and the test pass rate reached 97.9%. To support the building of compliance and internal control mechanisms, the Bank established compliance testing questions pool and organized the second round of legal and compliance testing on all employees, in which over 200, 000 employees took part, and the pass rate was 99.25%.

In China Financial Education Development Fund's appraisal of research results of the year 2006, the Bank won three awards for its achievements in training and development: "Bank of China's e-training system" was awarded the first prize in the distance education category; "Bank of China's series training materials for front line staff" was awarded the second prize for the publication category; and "commercial bank's marketing training materials" received the excellent publication prize.

Strengthening Our Corporate Culture

The Bank realizes that a strong and healthy corporate culture is essential for corporate survival and development. In 2006, the Bank devoted itself to further building its corporate culture. On the basis of the cultural essence emanated from the Bank's century-old history, the Bank further developed the underlying connotations and concept of its corporate culture in an innovative manner. The Bank further refined its corporate culture of "the pursuit of excellence" and distilled its distinctive century-old core values into "honesty and integrity, drive for performance, accountability, creativity and harmoniousness".

In 2007, the Bank will gradually intensify the promotion of its corporate culture of "the pursuit of excellence" and entrench its core values of "honesty and integrity, drive for performance, accountability, creativity and harmoniousness". We will integrate these core values into the Bank's business process and management structure and the building of its IT Blueprint. Guided by the core values, the Bank will continuously inspire the creativeness and enthusiasm of its employees, enhance internal cohesiveness and the sense of recognition, and establish a reliable credit standing as well as an excellent image for its brand name.

Management Discussion and Analysis — Cooperation with Strategic Investors



In 2006, the Bank deepened cooperation with its strategic investors — RBS Group, AFH, UBS and ADB, who have played an important role both in expanding the Bank's business and improving its corporate governance.

Overview

In 2006, the Bank and RBS Group held 4 joint steering committee meetings. RBS Group has totally seconded 47 experts in 7 successive groups to the Bank. RBS Group has provided trainings for about 500 BOC staff coming from the Head Office as well as domestic and overseas branches, covering such major fields as credit risk, operational risk, market risk, financial management, project finance, wealth management and credit card. The Bank has also established joint steering committee with UBS who seconded totally 3 experts to the Bank.

Corporate Banking Business

The Bank actively promoted its cooperation with RBS Group and achieved notable progress in the fields of aircraft financing, shipping financing, syndicated loans, supply chain financing, customer referral and business training. In 2006, the Bank successfully worked together with RBS Group in several large-scale projects both in domestic and overseas markets, improving its capability to provide high-end financial products and services to preferred corporate clients. The cooperative project of Shipping Debt Deal of Shanghai Time Shipping Co., Ltd. was granted the honor of *Shipping Debt Deal of the Year — Asia* in 2006 by Jane's in Britain. The Bank held seminars on supply chain financing with RBS Group to discuss feasible business solutions. Customer referral arrangements were made between the Bank and RBS Group, including its US subsidiary Citizens Bank. The Bank learned from Asia Financial (Holdings) the experience of small business financing. It was in the process of forming its own service model for small business. Meanwhile, the Bank worked together with strategic investors in optimisation of corporate banking organizational structure, business process reengineering and training in high-end and sophisticated financing products. Management capability was further enhanced. The cooperation with UBS included successful referral and investment in a number of IPOs UBS led and assistance in the acquisition of SALE.

Personal Banking Business

The Bank's cooperation with RBS Group proceeded in setting up a card Business Unit (the "BU"). The BU's Management Committee has been established, and started to direct the BU's founding and development. Senior Managers of the Bank Card Center have been appointed. The Bank is considering expanding the cooperation scope with RBS Group to the credit card business, the quasi credit card business and the acquiring services. Both sides have made a 2007–2011 Credit Card Finance Plan, and have jointly developed Internal Scoring Card System, and established the mechanism of risk budgeting and the monitoring of risk profile. In addition, according


RBS
RBS

to the related regulations, the cooperation between the Bank and RBS Group will be the related party transactions of listing programs by Shanghai Stock Exchange, which shall go public in accordance with related regulations. Progress in bank card cooperation has been made in such aspects as HR, IT, finance management, marketing and data analysis.

The Bank has deepened its strategic cooperation with RBS Group in private banking business, for which a letter of intent was signed, a bilateral project working group was set up to speed up the preparation for the private banking business in Beijing and Shanghai in areas of human resource development, product and services, brand promotion, IT, risk management and outlet construction.

Financial Market Business

The Bank arranged coordination meetings, lectures, trainings and seminars many times with its strategic investor RBS Group, and actively cooperated with each other in business and achieved good results. In 2006, the volume of foreign exchange transaction of the two parties doubled and volume of bond transaction increased by more than 25%. At the same time, the two parties built Electronic Brokerage System (EBS), providing a reliable foundation for future cooperation. In addition, the Bank has also held a number of seminars and workshop with UBS in financial market and treasury.

Risk Management

RBS Group has seconded 4 experts on risk management for long-term work in the Bank. In operational risk management, RBS Group provided technical support and core staff training in fields such as operational risks classification guideline, work process of risk and control assessment and key risk indicator (RACA&KRI). RBS Group helped the Bank formulate and promote the work process of operational risks and RACA&KRI and its pilot implementation program. RBS Group also provided the framework of anti-money laundering training and stipulations. The Bank seconded 2 key staff to RBS Group for a 3-month on-site training on operational risks and anti-fraud management. In credit risk management, RBS Group secondees assisted the Bank to design training courses on corporate credit analysis, loan structure and retail credit scorecard. RBS Group has also introduced to the Bank on its risk management experience by arranging seminars and on-site visits to RBS Group. In market risk management, RBS Group experts helped us in the design of market risk management framework. RBS Group provided technical support on developing the Bank's market risk limit structure and market risk management policy and on investment portfolio risk management review. A project was launched to evaluate the effectiveness of the market risk control environment within the dealing room. UBS sent 3 experts and provided a 3-month technical support in the fields of establishing market risk management policies, identifying risk factors in transactions and reporting value at risk. In addition, ADB also provided professional consultancy and advice on anti-money laundering, operational risk management and internal control.



Treasury and Capital Management

The Bank has reviewed and learned from the practices adopted by RBS Group in the fields of internal funds transfer, treasury, planning, budgeting and product pricing. Accordingly, the Bank developed *The Guidance to BOC FTP Objectives System* and its implementation plan. UBS has introduced to the Bank on its practices and experience on treasury management, interest rate risk management, liquidity management, fund raising management, group treasury and funding management etc.

Human Resources and Process Integration

The Bank carried out cooperation with RBS Group in the fields of leadership modeling, leadership development, human resources shared service, human capital management and business architecture. RBS Group experts provided consultancy and advices to the Bank on developing leadership models. The Bank sent 8 senior managers to take the leadership program co-developed by RBS Group and Harvard University. With the assistance of RBS Group, the Bank reached an agreement with Harvard Business School to co-develop training programs. With the support of RBS Group, the Bank carried out a full-scope review on the management structure and mechanisms of RBS Group and on which the Bank will draw reference for process integration and organization restructuring.

Information Technology

RBS Group consecutively assigned 3 teams of personnel (totaling 18 person-time) to provide assistance for the Bank on its Core Banking System (CBS) project, including sending an evaluation team of experts to offer on-site assistance on CBS package selection, introducing on CBS and related application systems, and sharing experience on IT system development. In 2006, the Bank also assigned 2 senior managers from IT Department and Information Center to RBS Group IT departments for a 3-month training program.

Management Discussion and Analysis — Corporate Honors and Responsibilities

Recognition in the Market

In 2006, the Bank received wide recognition on its performance from well-known media both at home and abroad. The awards covered many areas including banking business and management systems.

Emerging Markets
Banking Achievement of the Year

The Banker
Ranked 17th among the "Top 1,000 World Banks"

Global Finance
Best Foreign Exchange Bank-China

Best Trade Finance Bank-China

The Asset
2006 Triple A Best Cash Management Bank in China, Best Trade Finance Bank in China

Asia Risk
House of the Year China

Fortune
Ranked 255 in Fortune's "Global 500"

China's Most Admired Company (Chinese Version)

Asia Money
Best Local Cash Management Bank in China voted by large corporations in China

Asian Legal Business
Banking & Financial Services In-House Team of the Year (the only awarded domestic financial institution)

Universum
Ideal Employer for Chinese College Students (awarded for the second time)



21st Century Business Herald
Best International Business in Asian Banks

Investors Relations
Best IR for a Corporate Transaction

Best IR for an IPO in the Hong Kong Market

14th China International Financial (Banking) Technology & Equipment Exhibition

Financial Business Innovation (Cybertariff)



Charity and Community Initiatives

Aiming at building a harmonious society, the Bank is committed to its social responsibilities and reciprocates to the society in various ways. Over the years, the Bank has made its own contributions in poverty alleviation, disaster relief, aiding the disabled and vulnerable groups and sponsorship of cultural and sports activities.

Poverty reduction and disaster relief In 2006, the Bank sent its poverty alleviation work team to Xian Yang in Shaanxi Province for the consecutive fourth year. The team spared no efforts to help the people in poverty-stricken areas and completed infrastructure programs including drinking water projects. They also built and reconstructed a number of middle and primary schools and provided assistance to 100 children lacking education opportunity and 30 college students in financial difficulty. With all these measures, the living conditions of the local people and backwardness in education were greatly improved. Their efforts won high appraisal from local people.



Donation for disaster-stricken regions In 2006, the Bank provided over a million of RMB funds to typhoon-affected Zhejiang and Guangdong Provinces and earthquake-affected Kashe area in Xinjiang Uigur Autonomous Region as well as other regions heavily struck by natural disasters. Donations showing care and help from the Bank staff were made to help people in these regions to return to normal state of work and carry out reconstruction after the disasters.

Sponsorship of China Children and Teenagers Fund Among the first to join the "collection box of affection" program launched by the China Children and Teenagers Fund, as of the end of 2006, the Bank has established over 1,700 collection boxes and collected over 1 million RMB funds for the China Children and Teenagers Fund. The Bank was thus conferred the honorary title of "The Best Unit of Children Affection" by the Fund.

Culture and Education

Launch of college education loans In 2006, the Bank continued to extend the education loan to all 115 colleges and universities affiliated to the Ministry of Education, and provided financial support to students suffering financial difficulty to help them finish their college education. Since the launch of the college education loans, the Bank has made 17.9 billion RMB loans accumulatively and the balance for education loans has exceeded 6.95 billion RMB by the end of 2006.

The Bank established the Tan Kah Kee Science Award Foundation jointly with the Chinese Academy of Sciences, awarding top Chinese scientists for their outstanding scientific achievements. The Foundation set up awards in five areas: science (including mathematics, physics, mechanics and astronomy), chemistry, life science (including biology, medicine and agriculture), geoscience and technology science, which are awarded every two years. In 2006, the Foundation awarded the winners for the first time, obtaining very positive feedbacks and promoting the scientific and technological development in China.

Provide Financial Services for Sports Events

In February 2006, as the 2008 Beijing Olympics official banking partner, the Bank established on-site financial service work team during the Torino Winter Olympics at the request of BOCOG and General Administration of Sport of China, and provided comprehensive financial services to the Chinese delegation and BOCOG.

In December 2006, the Bank sent its work team to Doha in Qatar to provide on-site financial services to the Chinese delegation during the 15th Asian Games.

In 2006, the Bank organized a number of Olympic theme activities, such as "Long-distance Walk with Beijing Citizens to Welcome Olympics" in Beijing, "True Understanding, Sincere Care-Bank of China Welcomes the



Paralytics and with You" in Tianjin, and "Bank of China Olympic Festival" in Hangzhou. These activities have led local people to a better understanding of and the participation in Olympics.

In 2006, the Bank sponsored various sports activities. It sponsored after its name the FIG 2006 World Cup Gymnastics in Shanghai. In August 2006, the Bank sponsored "Goodluck Beijing" ISF XI Women's Fast Pitch World



Championship in Beijing as well as the "Goodluck Beijing" 2006 Qingdao International Regatta, and provided on-site financial services for the two events.

Changes in Share Capital and Shareholdings of Substantial Shareholders



Changes in Share Capital during the Reporting Period

Unit: Share

	1 January 2006		Increase/decrease during the reporting period					31 December 2006	
	Number of shares	%	Issue of shares before IPO	Issue of H Shares	Issue of A Shares	Others	Sub-total	Number of shares	%
I. Shares subject to selling restriction								**173,487,740,209**	**68.34%**
1. State-owned shares (promoters' shares)	174,128,718,217	83.15%				(2,803,313,477)	(2,803,313,477)	**171,325,404,740**	**67.49%**
2. Shares held by state-owned legal persons			8,514,415,652			(8,514,415,652)	—		
3. Shares held by other domestic investors					3,038,959,000	(876,623,531)	2,162,335,469	**2,162,335,469**	**0.85%**
Incl.:									
Shares held by domestic legal persons									
Shares held by domestic natural persons									
4. Shares held by foreign investors	35,298,644,140	16.85%				(35,298,644,140)	(35,298,644,140)		
Incl.:									
Shares held by overseas legal persons	35,298,644,140	16.85%				(35,298,644,140)	(35,298,644,140)		
Shares held by overseas natural persons									
II. Shares not subject to selling restriction								**80,351,421,800**	**31.66%**
1. RMB-denominated ordinary shares					3,454,547,000	876,623,531	4,331,170,531	**4,331,170,531**	**1.71%**
2. Domestically listed foreign shares									
3. Overseas listed foreign shares				29,403,878,000		46,616,373,269	76,020,251,269	**76,020,251,269**	**29.95%**
III. Total	209,427,362,357	100.00%	8,514,415,652	29,403,878,000	6,493,506,000	—	44,411,799,652	**253,839,162,009**	**100.00%**

Notes:

1 The Bank issued 8,514,415,652 ordinary shares to NCSSF on 13 March 2006.

2 On 1 June 2006, the Bank completed a successful initial public offering of 25,568,590,000 H Shares and was listed on the Hong Kong Stock Exchange. On 9 June 2006, pursuant to the exercise of the over-allotment option, 3,835,288,000 H Shares were further issued, thereby issuing in aggregate a total of 29,403,878,000 H Shares. During the offering and listing of H Shares, 35,298,644,140 unlisted foreign shares held by overseas strategic investors of the Bank, 8,514,415,652 ordinary shares held by NCSSF, and 2,803,313,477 ordinary shares transferred by the promoter — Huijin to NCSSF according to state provisions were all converted into H Shares and became listed on the Hong Kong Stock Exchange.

3 In June 2006, 6,493,506,000 A Shares were offered to the public. On 29 June 2006, the A Shares offered to the public by the Bank and 171,325,404,740 ordinary shares held by the promoter — Huijin were registered as A Shares. On 5 July 2006, the Bank's A Shares were listed on the Shanghai Stock Exchange. Of the A Shares offered, 1,285,712,000 shares were placed to 14 strategic investors with a lock-up period of eighteen months, 876,623,531 shares were placed with a lock-up period of three months and 876,623,469 shares with a lock-up period of six months to the offline investors, and 3,454,547,000 shares were not subject to selling restriction. The shares placed to offline investors have been unfrozen and allowed to be tradable on the stock exchange on 5 October 2006 and 5 January 2007 respectively.

4 By the end of 2006, the Bank has issued 253,839,162,009 shares, including 177,818,910,740 A Shares and 76,020,251,269 H Shares.

5 "Selling restriction" in the above-mentioned table refers to A Shares issued by the Bank only.

6 In the reporting period, the Bank has not issued bonus shares or transferred shares from the surplus reserve.

Shareholder Information in the Reporting Period

Number of Shareholders and Shareholdings

Issue and Listing of Shares

The Bank successfully floated H Shares on the Hong Kong Stock Exchange on 1 June 2006, including 25,568,590,000 shares issued in the IPO and 3,835,288,000 shares issued pursuant to the exercise of the over-allotment option on 9 June 2006. The number of H Shares issued, at an offer price of HKD2.95 per share, accounted for 11.89% of the Bank's total equity after the offering. The Bank raised approximately HKD86.7 billion in the offering. Thereafter, the Bank successfully offered A Shares from 19 to 23 June 2006, at an issue price of RMB3.08 per share and was listed on Shanghai Stock Exchange on 5 July 2006. 6,493,506,000 A Shares were issued in the IPO, accounting for approximately 2.56% of the fully diluted total equity. Approximately RMB20 billion was raised in the offering.

The IPOs of H Shares and A Shares accounted for 14.14% of the total enlarged share capital of the Bank. After the IPOs, the share capital of the Bank increased to RMB253,839,162,009 or 253,839,162,009 shares.

Issue of Subordinated Bonds and Use of Proceeds

For the issue of subordinated bonds, please refer to Note V.19 to the Financial Statements. The purpose of the Bank's issue of the subordinated bonds was to effectively mitigate liquidity risk and optimize the maturity structure of assets and liabilities. The Bank plans to utilize the long-term funds raised by the issuance to grant long and medium-term loans, especially those relating to high-quality infrastructure construction projects. During the reporting period, the Bank has not issued subordinated bonds.

Shareholder Information at the End of the Reporting Period

As at 31 December 2006, the Bank had 846,127 shareholders of which, there were 378,972 holders of H Shares and 467,155 holders of A Shares.



Shareholdings

Trading Schedule of A Shares subject to selling restriction

Unit: Share

Date	Number of shares allowed to be tradable at the maturity of lock-up period	Remaining shares subject to selling restriction	Remaining shares not subject to selling restriction	Remarks
5 January 2007	876,623,469	172,611,116,740	5,207,794,000	Shares placed to offline institutional investors (with a lock-up period of 6 months) were unfrozen
5 January 2008	1,285,712,000	171,325,404,740	6,493,506,000	Shares placed to strategic investors (with a lock-up period of 18 months) will be unfrozen
5 July 2009	171,325,404,740	—	177,818,910,740	Commitment of the company

Note: Huijin undertook that within three years of the Bank's A Shares listing, it would not transfer the A Shares of the Bank directly or indirectly held by itself or entrust other persons to manage the shares, nor would it allow the Bank to repurchase such shares, with the exception of those allowed to be converted into H Shares following approval of the China Securities Regulatory Commission and other authorized securities approval authority of the State Council. Any withdrawal of Huijin's shares that are deposited with the China Securities Depository and Clearing Corporation Limited and the re-registration of such shares as H Shares would not affect any pre-existing restrictions on the sale or transfer applicable to Huijin's shares.

Number of shares subject to selling restriction held by top 10 shareholders and the selling restriction as at 31 December 2006

Unit: Share

No.	Name of shareholder	Number of shares subject to selling restriction	Time for trading	Number of new shares available for trading	Selling restriction
1	Central SAFE Investments Limited	171,325,404,740	5 July 2009	171,325,404,740	Commitment of the company
2	China Life Insurance (Group) Company — Traditional — Ordinary insurance products	144,559,043	See Note below	See Note below	Lock-up period
3	China Life Insurance Company Limited — Traditional — Ordinary insurance products — 005L-CT001 SH	123,376,000	5 January 2008	123,376,000	Lock-up period
4	State Development & Investment Corp.	90,909,000	5 January 2008	90,909,000	Lock-up period
4	Baosteel Group Co., Ltd	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Southern Power Grid Co., Ltd	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Huaneng Group	90,909,000	5 January 2008	90,909,000	Lock-up period
4	Chinese People Property Insurance Company Limited — Traditional — Ordinary insurance products — 008C-CT001 SH	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Reinsurance (Group) Company — Group level — Fund owned by the Group — 007G-ZY001 SH	90,909,000	5 January 2008	90,909,000	Lock-up period
4	CNOOC	90,909,000	5 January 2008	90,909,000	Lock-up period
4	Ping An Life Insurance Company of China — Traditional — Ordinary insurance products	90,909,000	5 January 2008	90,909,000	Lock-up period
4	Shenhua Group Co., Ltd	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China National Aviation Holding Company	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Aluminum Corporation	90,909,000	5 January 2008	90,909,000	Lock-up period

Note: Among the 144,559,043 shares held by China Life Insurance (Group) Company — Traditional — Ordinary insurance products, 47,157,043 shares have been unfrozen and available for trading on the market on 5 January 2007, the remaining 97,402,000 will be unfrozen and available for trading on the market on 5 January 2008.



Top ten shareholders as at 31 December 2006

Unit: Share

No.	Name of shareholder	Type of Shareholder	Type of shares	Number of shares held	Proportion in total share capital
1	Central SAFE Investments Limited	State-owned	A	171,325,404,740	67.49%
2	HKSCC Nominees Limited	Foreign	H	30,262,318,674	11.92%
3	RBS China Investments S.à.r.l.	Foreign	H	20,942,736,236	8.25%
4	Asia Financial Holdings Pte. Ltd	Foreign	H	10,471,368,118	4.13%
5	National Council for Social Security Fund, PRC	State-owned	H	8,377,341,329	3.30%
6	UBS AG	Foreign	H	3,377,860,684	1.33%
7	Asian Development Bank	Foreign	H	506,679,102	0.20%
8	The Bank of Tokyo-Mitsubishi UFJ Ltd	Foreign	H	473,052,000	0.19%
9	Wingreat International Limited	Foreign	H	420,490,000	0.17%
10	Best Sense Investments Limited	Foreign	H	236,526,000	0.09%
10	Turbo Top Limited	Foreign	H	236,526,000	0.09%

The number of shares held by H Share shareholders was recorded in the Register of Members as kept by the H Share Registrar of the Bank as at 31 December 2006.

The Bank is not aware of whether the shares held by the aforesaid shareholders have been pledged or frozen, nor is the Bank aware of the existence of connected relations among the above-mentioned shareholders.

Top ten shareholders of A Shares not subject to selling restriction as at 31 December 2006

Unit: Share

No.	Name of shareholder	Number of shares not subject to selling restriction	Type of shares
1	ICBC — Southern Securities Investment Fund for Stocks with Good Performance and Growth	210,000,000	A
2	Agricultural Bank of China — Jingshun Great Wall Domestic Demand Growth No. 2 Stock Securities Investment Fund	96,629,963	A
3	ICBC — Lion Value Growth Stock Securities Investment Fund	73,469,700	A
4	IFC — Standard Chartered — CITIGROUP GLOBAL MARKETS LIMITED	62,858,475	A
5	ICBC — SSE 50 Trading Open-end Index Securities Investment Fund	49,869,579	A
6	ICBC — E Fund Value Selective Stock Securities Investment Fund	42,000,000	A
7	China Pacific Life Insurance Co., Ltd — traditional — ordinary insurance products	35,179,154	A
8	Tiance Investment Management and Consulting (Shanghai) Co., Ltd	31,575,159	A
9	China Life Insurance Company Limited — traditional — ordinary insurance products — 005L-CT001 SH	27,058,100	A
10	Xinghe Securities Investment Fund	25,843,028	A

Some of the above shareholders are managed by the same legal entity. Save for that, the Bank is not aware of any connected relations and concerted action among the above-mentioned shareholders.

Substantial Interest in Share Capital

The register maintained by the Bank pursuant to section 336 of the SFO recorded that, as at 31 December 2006, the following corporations had the following interests (as defined in the SFO) in the Bank set opposite their respective names:

Name of Shareholder	Number of shares held	Type of shares	Percentage of total issued A Shares	Percentage of total issued H Shares	Percentage of total issued share capital	Capacity
Central SAFE Investments Limited	171,325,404,740	A	96.35%	—	67.49%	Beneficial owner
The Royal Bank of Scotland Group PLC[1]	20,944,789,236	H	—	27.55%	8.25%	Attributable interest & beneficial owner
RBS CI Limited[1]	20,942,736,236	H	—	27.54%	8.25%	Attributable interest & beneficial owner
RBS China Investments S.à.r.l.	20,942,736,236	H	—	27.54%	8.25%	Beneficial owner
Temasek Holdings (Private) Limited[2]	11,792,559,118	H	—	15.51%	4.65%	Attributable interest
National Council for Social Security Fund	11,317,729,129	H	—	14.89%	4.46%	Beneficial owner
UBS AG	4,582,523,525 1,084,612,402 (S)[3]	H	—	6.03% 1.43%	1.81% 0.43%	Attributable interest, beneficial owner & person having a security interest in shares

Notes:

1 The Royal Bank of Scotland Group PLC ("RBS Group") holds the entire issued share capital of RBS CI Limited, which in turn holds 51.61% of RBS China Investments S.à.r.l. ("RBS China"). Accordingly, RBS Group and RBS CI Limited are deemed to have the same interests in the Bank as RBS China for the purpose of the SFO.

2 Temasek Holdings (Private) Limited ("Temasek") holds the entire issued share capital of Fullerton Management Pte Ltd, which in turn holds the entire issued share capital of Asia Financial Holdings Pte Ltd. Accordingly, for the purpose of the SFO, Temasek and Fullerton Management Pte Ltd are deemed to have the same interests in the Bank as Asia Financial Holdings Pte Ltd, which has an interest in 11,785,825,118 shares of the Bank.

3 "S" denotes short positions.

All the interests stated above represented long positions except stated otherwise. Save as disclosed above, as at 31 December 2006, no other interests or short positions were recorded in the register maintained by the Bank under section 336 of the SFO.

The Controlling Shareholder of the Bank

Central SAFE Investments Limited ("Huijin")

Huijin is a wholly state-owned company with limited liability. Established on 16 December 2003, the company has a registered capital of RMB372.465 billion and paid-in capital of RMB496.6125 billion. Its legal representative is Hu Xiaolian. On behalf of the state, Huijin performs the rights and obligations as an investor in the Bank, and implements the equity investment subject to the approval of the State Council and policies and arrangement relating to the state's reform of state-owned financial institutions. Huijin does not engage in other business activities.







Directors, Supervisors and Senior Management

Basic Information

Name	Age	Gender	Position	Term of office	Total amount of pre-tax compensation received from the company in the reporting period (RMB thousand)	Whether also compensated by a controlling shareholder company or other associated companies
XIAO Gang	48	Male	Chairman	From August 2004 to August 2007	1,523.770	Yes
LI Lihui	54	Male	Vice Chairman and President	From August 2004 to August 2007	1,528.657	Yes
ZHANG Jinghua	50	Male	Non-Executive Director	From August 2004 to August 2007	—	Yes
YU Erniu	57	Male	Non-Executive Director	From August 2004 to August 2007	—	Yes
ZHU Yan	50	Female	Non-Executive Director	From August 2004 to August 2007	—	Yes
ZHANG Xinze	60	Male	Non-Executive Director	From August 2004 to August 2007	—	Yes
HONG Zhihua	54	Female	Non-Executive Director	From August 2004 to August 2007	—	Yes
HUANG Haibo	54	Female	Non-Executive Director	From August 2004 to August 2007	—	Yes
Sir Frederick Anderson GOODWIN	48	Male	Non-Executive Director	From January 2006 to January 2009	—	No
SEAH Lim Huat Peter	60	Male	Non-Executive Director	From June 2006 to June 2009	—	No
HUA Qingshan	53	Male	Executive Director and Executive Vice President	From August 2004 to August 2007	1,307.831	Yes
LI Zaohang	51	Male	Executive Director and Executive Vice President	From August 2004 to August 2007	1,307.235	Yes



Name	Age	Gender	Position	Term of office	Total amount of pre-tax compensation received from the company in the reporting period (RMB thousand)	Whether also compensated by a controlling shareholder company or other associated companies
Anthony Francis NEOH	60	Male	Independent Non-Executive Director	From August 2004 to August 2007	400	No
William Peter COOKE	75	Male	Independent Non-Executive Director	From December 2004 to December 2007	606.464	Yes
Patrick de SAINT-AIGNAN	58	Male	Independent Non-Executive Director	From January 2006 to January 2009	400	No
Alberto TOGNI	68	Male	Independent Non-Executive Director	From June 2006 to June 2009	145.833	No
LIU Ziqiang	58	Male	Chairman of Board of Supervisors	From August 2004 to August 2007	1,312.599	No
WANG Xueqiang	49	Male	Supervisor	From August 2004 to August 2007	878.334	No
LIU Wanming	48	Male	Supervisor	From August 2004 to August 2007	874.247	No
LI Chunyu	47	Male	Employee Supervisor	From December 2004 to December 2007	478.632	No
LIU Dun	43	Male	Employee Supervisor	From December 2004 to December 2007	422.972	No
ZHOU Zaiqun	54	Male	Executive Vice President	From August 2004 to August 2007	1,437.055	Yes
ZHANG Yanling	55	Female	Executive Vice President	From August 2004 to August 2007	1,313.222	Yes
ZHANG Lin	50	Female	Secretary of Party Discipline Committee	From August 2004 to August 2007	1,230.033	No
ZHU Min	54	Male	Executive Vice President	From August 2006 to August 2009	1,193.880	No
WANG Yongli	42	Male	Executive Vice President	From August 2006 to August 2009	1,187.267	No

Name	Age	Gender	Position	Term of office	Total amount of pre-tax compensation received from the company in the reporting period (RMB thousand)	Whether also compensated by a controlling shareholder company or other associated companies
YEUNG Jason Chi Wai	52	Male	Secretary to the Board of Directors	From November 2005 to November 2008	5,618.777	Yes
ZHU Xinqiang[1]	54	Male	Executive Assistant President	From November 2003 to August 2006	1,030.727	Yes
Lonnie DOUNN[2]	54	Male	Chief Credit Officer	From March 2005 to September 2006	7,915.785	No

1 Zhu Xinqiang resigned in August 2006 for personal reason.

2 Lonnie Dounn resigned in September 2006 for personal reason.

Notes:

1 In the reporting period, none of the directors, supervisors or senior management holds the Bank's shares.

2 Independent Non-Executive Directors' compensation is based on "the resolution of the fifth session of the first board of directors' meeting of the Bank". The supervisors' compensation is based on "the resolution of the second extraordinary meeting of shareholders of the Bank in 2005". The annual compensation of Independent Non-Executive Directors and supervisors should be proposed by the Personnel and Remuneration Committee and submitted to the board of directors and shareholders' meeting for review and approval. The compensation of the senior management is based on the Bank's Management Measures on Remuneration of Senior Management. The employee supervisors' compensation is based on staff salary control system.

3 Non-Executive Director holding a position in any corporate shareholder of the Bank does not receive any compensation from the Bank. They are remunerated by the respective shareholder entity where they hold a position.

The Bank's Executive Directors and Supervisors, who are also our employees and our senior management personnel, receive compensation in the form of salaries, bonuses, benefits in kind, contributions to pension schemes, as well as other pensions through our contribution to their social insurance and housing funds. Our Independent Non-Executive Directors receive directors' fees and allowance. Our Non-Executive Directors do not receive any salary or directors' fees from the Bank.

The aggregate fees and compensation paid by the Bank to all Directors, Supervisors and senior management members in 2006 were RMB32.1133 million. A total of RMB2.6 million was contributed for the social insurance, supplementary insurance expenses and housing funds for Directors, Supervisors and senior management members.

Compensation for Directors, Supervisors and Senior Management in 2006



	RMB million
Total amount of fees and compensation	32.1133
Independent Non-Executive Directors' fees and other income	1.5523

Compensation range	Number of persons
Above and including RMB7.00 million up to RMB7.99 million	1
Above and including RMB6.00 million up to RMB6.99 million	—
Above and including RMB5.00 million up to RMB5.99 million	1
Above and including RMB2.00 million up to RMB4.99 million	—
Above and including RMB1.00 million up to RMB1.99 million	11
RMB0.99 million and below	8

Holding of Positions in Shareholder Companies by Directors, Supervisors and Senior Management

During the reporting period and save as disclosed, none of our Bank's directors, supervisors or senior management holds any position in our shareholder companies.

Brief Working Experience and Other Positions held by Directors, Supervisors and Senior Management

Directors



CHEN Muhua, Honorary Chairperson

has been the Honorary Chairperson of the Board of Directors since August 2004. Ms. Chen was formerly Vice Chairwoman of the Standing Committee of the National People's Congress.



CHUANG Shih Ping, Honorary Vice Chairman

has been the Honorary Vice Chairman of the Board of Directors since August 2004. Mr. Chuang previously served as the Standing Commissioner of Chinese People's Political Consultative Conference, the Chairman of Nanyang Commercial Bank as well as a Director of our Bank.

Note: Under PRC law, the honorary directors are not members of the Board of Directors and do not have any power or right to vote on any matters considered by our Board under our Articles of Association.



XIAO Gang, Chairman



has served as Chairman of the Board of Directors since March 2003. He also served as our President from March 2003 to August 2004. From October 1996 to March 2003, Mr. Xiao served as Deputy Governor and Assistant Governor of the People's Bank of China (PBOC). During this period, he was also Director of the Fund Planning Department and the Monetary Policy Department of the PBOC, Governor of the Guangdong Branch of the PBOC and Governor of the Guangdong Branch of the State Administration of Foreign Exchange. From October 1989 to October 1996, Mr. Xiao held various positions at the PBOC, including Director of the Policy Research Office, Director of the China Foreign Exchange Trading Center and Director General of the Fund and Planning Department. Mr. Xiao graduated from the Finance Department of Hunan Institute of Finance and Economics in 1981 and was awarded a Master's degree in International Economic Law by Renmin University of China in 1996. Since May 2003, Mr. Xiao has been serving as Chairman of the Board of Directors of BOCHK Holdings.

LI Lihui, Vice Chairman and President



has served as Vice Chairman of the Board of Directors and our President since August 2004. From September 2002 to August 2004, Mr. Li served as Deputy Governor of Hainan Province, and from July 1994 to September 2002, Mr. Li was an Executive Vice President of Industrial and Commercial Bank of China ("ICBC"). From 1988 to July 1994, he served in a number of positions at ICBC, including Deputy General Manager of the Fujian Branch, Chief Representative of the Singapore Representative Office and General Manager of the International Business Department. Mr. Li graduated from the Economics Department of Xiamen University in 1977 majoring in finance, and also holds an Economics Doctorate degree in finance from the Guanghua School of Management at Peking University. Since June 2005, Mr. Li has been serving as Chairman of Board of Directors in BOCI. Mr. Li has also served as Chairman of Bohai Industry Investment Management Ltd. since December 2006.

HUA Qingshan, Executive Director and Executive Vice President



has served as an Executive Director of the Bank since August 2004. He joined our Bank in 1994 and served as our Assistant President from May 1994 to December 1998. Since December 1998, he has served as a Vice President. He is currently also a Director of Visa International Asia-Pacific. Mr. Hua obtained a Master's degree in Engineering from Hunan University in 1996. Since June 2002, Mr. Hua has been serving as a Non-Executive Director of BOCHK Holdings.



LI Zaohang, Executive Director and Executive Vice President
has served as an Executive Director of the Bank since August 2004. He joined our Bank in November 2000 and has served as a Vice President since then. From November 1980 to November 2000, Mr. Li served in various capacities at China Construction Bank ("CCB"), including Manager, Branch Manager, General Manager of various departments of the Head Office and Executive Vice President. Mr. Li graduated from Nanjing University of Information Science and Technology in 1978. Since June 2002, Mr. Li has been serving as a Non-Executive Director of BOCHK Holdings.



ZHANG Jinghua, Non-Executive Director
has served as a Non-Executive Director of the Bank since August 2004. Mr. Zhang worked for the China Securities Regulatory Commission from January 1993 to August 2004 in various capacities, including Director of Listed Companies Department, Director of Market Supervision Department, Director of Fund Supervision Department, Director of International Cooperation and a member of the Planning and Development Commission. Mr. Zhang graduated from Northeast Forestry Institute in 1982 and obtained a MBA degree from the State University of New York in 1988.



YU Erniu, Non-Executive Director
has served as a Non-Executive Director of the Bank since August 2004. Mr. Yu previously worked for the Ministry of Finance from October 1987 to August 2004 in various capacities, including the Director of the Personnel and Education Department. Mr. Yu attended a post-graduate program in economic law at the Capital University of Economics and Business and graduated in 2001.





ZHU Yan, Non-Executive Director

has served as a Non-Executive Director of the Bank since August 2004. From August 1994 to August 2004, Ms. Zhu held numerous positions at the Ministry of Finance (MOF), including Assistant Inspector and Deputy Director General of the Surveillance Bureau, Deputy Director of the Department of Central Enterprises, Director of Management Department II of the Dispatching Organ, Director of Central Department I, and Director of Inspection Department I. From September 1993 to July 1994, Ms. Zhu worked as deputy head of the Liaoning provincial Finance Department resident financial supervision team, where she oversaw State-Owned-Enterprises in Anshan and reported directly to the Ministry of Finance. From March 1990 to September 1993, she worked as head of the resident financial supervision team of Anshan Finance Bureau overseeing Anshan Iron & Steel Group. Prior to that, Ms. Zhu served as the Finance Department head, Deputy Chief Accountant and Deputy General Manager at the Anshan Coach Automotive Factory from October 1983 to February 1990. Ms. Zhu attended a post-graduate program in investment management at the Chinese Academy of Social Sciences and graduated in 1998. She studied law at the Central Communist Party School and graduated in 2001. Ms. Zhu also attended a post-graduate program in international economics at the Central Communist Party School and graduated in January 2006. Ms. Zhu is a senior accountant, and Certified Public Accountant of the Chinese Institute of Certified Public Accountants.



ZHANG Xinze, Non-Executive Director

has served as a Non-Executive Director of the Bank since August 2004. Mr. Zhang worked for the PBOC from May 1975 to October 1978 and from September 1982 to August 2004 in various capacities, including Deputy Director and Inspector of the Survey and Statistics Department, the Inspector of the Credit Reporting Administration and Deputy Director of the Credit Reporting Center of Credit Reporting Administration. Mr Zhang is a research fellow and received a Bachelor's degree in finance from the Finance Department, Renmin University of China in 1982.



HONG Zhihua, Non-Executive Director

has served as a Non-Executive Director of the Bank since August 2004. Ms. Hong previously worked for the State Administration of Foreign Exchange from January 1982 to August 2004 in various capacities, including Deputy Director General of the Policy and Regulation Department, Deputy Director General of the International Balance Department and Inspector of the General Affairs Department. Ms. Hong is a senior economist and graduated from Yunnan University with a Bachelor's degree in Chinese Literature in 1982.



HUANG Haibo, Non-Executive Director

has served as a Non-Executive Director of the Bank since August 2004. Ms. Huang worked for the PBOC from August 1977 to August 2004 in various capacities, including Deputy Director General of the Treasury Bureau. Ms. Huang graduated from the Accounting Department, Shanxi Finance University. She is a senior accountant and Certified Public Accountant of the Chinese Institute of Certified Public Accountants.



Sir Frederick Anderson GOODWIN, Non-Executive Director

has served as a Non-Executive Director of the Bank since January 2006. Sir Fred Goodwin is the Group Chief Executive of RBS. Prior to joining RBS Group in 1998, he served as the Chief Executive of Clydesdale Bank Plc from 1995 to 1998 and was a partner of Touche Ross from 1988 to 1995. Sir Fred Goodwin currently is also the Chairman of the Prince's Trust. Sir Fred Goodwin graduated from University of Glasgow with a Bachelor's degree in Law in 1979. RBS China, one of our strategic investors, is a subsidiary of RBS Group. Since August 1998, Sir Fred Goodwin has served as a Director of RBS Group, the holding company of one of the world's largest banking and financial services groups with its primary listing on the London Stock Exchange.



SEAH Lim Huat Peter, Non-Executive Director



has served as a Non-Executive Director of the Bank since June 2006. Mr. Seah is currently a member of the Temasek Advisory Panel of Temasek Holdings (Pte.) Ltd. and president commissioner of Bank international Indonesia. Mr. Seah served as president and chief executive officer of Singapore Technologies Pte. Ltd. from 2001 to 2004. Prior to that, Mr. Seah built up his career in the banking industry over a 32-year period. Mr. Seah held various key positions at Singapore's Overseas Union Bank Limited, including as vice chairman and chief executive officer from 1991 to 2001, and general manager from 1982 to 1985. He was executive director and chief executive of international Bank of Singapore Ltd. from 1985 to 1991. Mr. Seah graduated from the University of Singapore in 1968 with a Bachelor's degree (Honours) in business administration. Mr. Seah has also been a director of Capitaland Limited since 2001, Chartered Semiconductor Manufacturing Ltd. since 2002, SembCorp Industries Ltd since 1998, Siam Commercial Bank Public Company Limited since 1999, Star Hub Ltd. since 2002, Global Crossing Limited since 2003, Singapore Computer Systems Limited since 2005, Stats ChipPAC Ltd. since 2002, PT Bank International Indonesia Tbk since 2004 and P T Indosat Tbk since 2004, all of which are companies listed on the securities exchanges of Singapore, Thailand, Indonesia and/or the United States.



Anthony Francis NEOH, Independent Non-Executive Director

has served as an Independent Non-Executive Director of the Bank since August 2004. Mr. Neoh currently serves as a member of the International Consultation Committee of CSRC and member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People's Congress. Mr. Neoh previously served as Chief Advisor to the CSRC, Chairman of the Hong Kong Securities and Futures Commission, a member of the Hong Kong Stock Exchange Council and its Listing Committee, Deputy Judge of the Hong Kong High Court, and Administrative officer of the Hong Kong Government. From 1996 to 1998, Mr. Neoh was Chairman of the Technical Committee of the International Organization of Securities Commissions. Mr. Neoh was appointed as Queen's Counsel (currently retitled to as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with an honours degree in Law in 1976. Mr. Neoh is a barrister of England and Wales and admitted to the State Bar of California. Mr. Neoh was a non-executive director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an independent non-executive director of the Link Management Limited, the manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since November 2004, Mr. Neoh has been serving as an Independent Non-Executive Director of China Shenhua Energy Co., Limited. The shares of the Global Digital Creations Holdings Limited are listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, and the units and shares of the Link Real Estate Investment Trust and China Shenhua Energy Company Limited, respectively, are listed on the Main Board of the Hong Kong Stock Exchange.



William Peter COOKE, Independent Non-Executive Director



has served as an Independent Non-Executive Director of the Bank since December 2004. Mr. Cooke retired from the Bank of England in 1988 after a 33-year career. Prior to his retirement, Mr. Cooke was Associate Director and Head of Banking Supervision at the Bank of England. From 1977 to 1988, he was also Chairman of the Basel Committee of Banking Regulation and Supervisory Practices at the Bank for International Settlements, which formulated the first Basel Capital Accord. From 1989 to 2002, Mr. Cooke served as the Chairman of Price Waterhouse World Regulatory Advisory Practice and advisor to PricewaterhouseCoopers. From 1996 to 1998, Mr. Cooke was a director of BOCI (U.K.) Holding Limited. Since 1992, 1998 and 1999, Mr. Cooke respectively served as a Non-Executive Director of Financial Security Assurance (U.K.) Ltd., State Street Bank (U.K.) Ltd. and BOC International (U.K.) Limited. Mr. Cooke holds a Bachelor's and Master's degree in Modern History from Merton College, Oxford.

Patrick de SAINT-AIGNAN, Independent Non-Executive Director



has served as an Independent Non-Executive Director of the Bank since January 2006. Mr. de Saint-Aignan is a Senior Advisor and a former Managing Director of Morgan Stanley. Since joining Morgan Stanley in 1974, he has served in various capacities at Morgan Stanley, including as Firm Risk Manager, Chairman of Morgan Stanley SA, France, Head of the Debt Capital Market and Head of the Derivative Products Group. From 1985 to 1992, Mr. de Saint-Aignan held various positions as a Director and Chairman of the International Swaps and Derivatives Association. Mr. de Saint-Aignan is also a Statutory Advisor to the Supervisory Board of IXIS Corporate and Investment Bank, a subsidiary of Natixis. Mr. de Saint-Aignan graduated from the Ecole des Hautes Etudes Commerciales in 1971 and received a Master's degree with distinction in Business Administration from Harvard Business School in 1974.



Alberto TOGNI, Independent Non-Executive Director

has served as an Independent Non-Executive Director of the Bank since June 2006. Mr. Togni joined Swiss Bank Corporation, a predecessor of UBS AG in 1959 and after the merger between Swiss Bank Corporation and Union Bank of Switzerland in 1998, continued in UBS AG's employment until his retirement in April 2005. During his 46-year career with Swiss Bank Corporation and (after 1998) UBS AG, Mr. Togni served in various capacities. From 1998 to 2005, he was executive vice chairman of UBS AG overseeing the risk profile of the group. From 1994 to 1997, he was group chief credit officer and group chief risk officer at Swiss Bank Corporation. Prior to 1994, he held various positions at Swiss Bank Corporation in charge of the bank's worldwide credit portfolio. Mr. Togni held a banking certificate from the Swiss Business School. He graduated in 1965 from the New York Institute of Finance with a degree in investment analysis.

Supervisors



LIU Ziqiang, Chairman of Board of Supervisors

has served as Chairman of our Board of Supervisors since August 2004. Mr. Liu was Chairman of the Board of Supervisors of our Bank before our corporate restructuring from July 2003 to August 2004. He was Chairman of the Board of Supervisors of the Agricultural Development Bank of China from June 2000 to July 2003, and Vice President of the CCB from April 1997 to June 2000 and head of Planning Department of CCB from February 1995 to April 1997. From November 1986 to May 1994, Mr. Liu held various positions in financial institutions in Shenzhen, including as Chief of the Shenzhen Development Bank Preparation Team, Deputy General Manager of Shenzhen Agricultural Bank, and Acting President, Board Chairman and General Manager of Shenzhen Development Bank. Mr. Liu received a Master's degree in Economics from the Graduate School of the PBOC in 1984.



WANG Xueqiang, Supervisor

has been a Supervisor of the Bank since August 2004. Mr. Wang served as a Director-General Supervisor of the Bank before our corporate restructuring from July 2003 to August 2004. From October 2001 to July 2003, Mr. Wang served as a Deputy Director-General Supervisor designated directly by the State Council at the Agricultural Development Bank of China. Mr. Wang worked for the MOF and the Central Financial Working Commission from April 1985 to October 2001. Mr. Wang obtained two Bachelor's degrees from Central University of Finance and Economics in 1996 and from Renmin University of China in 1998. Mr. Wang is a Certified Public Accountant qualified by the Chinese Institute of Certified Public Accountants.



LIU Wanming, Supervisor

has been a Supervisor of the Bank since August 2004. From November 2001 to August 2004, designated directly by the State Council, he served as a Director Supervisor at Bank of Communications and a deputy Director-General Supervisor at our Bank. From August 1984 to November 2001, Mr. Liu worked with the National Audit Office, the Agricultural Development Bank of China and Bank of Communications. Mr. Liu received a Bachelor's degree in Economics from Jiangxi University of Finance in 1984.



LI Chunyu, Employee Supervisor

has served as an Employee Supervisor of the Bank since December 2004. Since August 2000 Mr. Li has served as Chairman of the Labor Union of the Head Office for our employees. From 1992 to July 2000, he worked for our Human Resources Department. Mr. Li holds a secondary college diploma.





LIU Dun, Employee Supervisor

has served as an Employee Supervisor of the Bank since December 2004. Since 1991, Mr. Liu has worked for the International Settlement Division, Credit Division and Corporate Business Division of our Shandong Branch. Mr. Liu received a Master's degree in Economics from the University of Science and Technology of China in 1991.



Senior Management

LI Lihui, Vice Chairman and President

Please refer to the part on "Directors".

HUA Qingshan, Executive Director and Executive Vice President

Please refer to the part on "Directors".

LI Zaohang, Executive Director and Executive Vice President

Please refer to the part on "Directors".

ZHOU Zaiqun, Executive Vice President



has served as an Executive Vice President of the Bank since November 2000. From November 2000 to August 2004, Mr. Zhou also concurrently served as Executive Vice President and Director of MasterCard International, Asia-Pacific. Prior to joining us, Mr. Zhou was the General Manager of the Beijing Branch of ICBC from December 1999 to November 2000 and the General Manager of the Accounting and Financial Planning Departments of the ICBC from January 1997 to December 1999. Mr. Zhou received a Master's degree from the Northeast Institute of Finance and Economics in 1996. Since June 2002, Mr. Zhou has been serving as a Non-Executive Director of BOCHK Holdings.

ZHANG Yanling, Executive Vice President



has served as an Executive Vice President of the Bank since March 2002. Ms. Zhang joined our Bank in 1977. From October 2000 to March 2002, she was an Assistant President of our Bank. From April 1997 to August 2002, Ms. Zhang successively served as General Manager of our Banking Department, General Manager of our Milan Branch and General Manager of our Legal and Compliance Department. Ms. Zhang has also served as Vice Chairperson of the International Chamber of Commerce Banking Commission since July 2003. Ms. Zhang graduated from Liaoning University in 1977 and received a Master's degree from Wuhan University in 1999. Since June 2002, Ms. Zhang has been serving as a Non-Executive Director of BOCHK Holdings. Since September 2003, Ms. Zhang has been in succession serving as Chairman and Vice Chairman of the Board of Directors in BOCI.



ZHANG Lin, Secretary of Party Discipline Committee

has served as Secretary of Party Discipline Committee of the Bank since August 2004. Prior to joining our Bank, Ms. Zhang held various positions in the Export-Import Bank of China, including Assistant President from June 2002 to August 2004 and Deputy Director and Director of its Personnel Education Division from August 1998 to July 2002. Ms. Zhang graduated from the Politics and Economy Department of the Party School of the Inner Mongolian Autonomous Region's Communist Party Committee in 1983.



ZHU Min, Executive Vice President

has served as Executive Vice President of the Bank since August 2006. Mr. Zhu joined our Bank in 1996 and served as Assistant President of Bank of China since November 2003. Mr. Zhu sequentially served as General Manager of the Institution of International Finance, General Manager of the BOCHK Restructuring and Listing Office for BOCHK IPO, and then General Manager of BOC Restructuring and Listing Office for BOC IPO. He also serves as General Manager of the Board Secretariat of the BOCHK. Mr. Zhu graduated from Fudan University with a Bachelor's degree in 1982. He also obtained a Master's Degree in Public Affairs from Princeton University and a Ph.D. degree from Johns Hopkins University.



WANG Yongli, Executive Vice President

has served as Executive Vice President of the Bank since August 2006. He joined our Bank in 1989 and served as Assistant President of the Bank since November 2003. From April 1999 to January 2004, Mr. Wang held various positions in our Bank, including General Manager of the Asset-Liability Management Department, Acting Deputy General Manager and General Manager of our Fujian Branch, and General Manager of our Hebei Branch. Mr. Wang graduated from Renmin University of China and received a Master's degree in 1987. He also obtained a Doctor's degree from Xiamen University in 2005.





YEUNG Jason Chi Wai, Secretary to the Board of Directors
was appointed as the Board and Company Secretary of the Bank in November 2005. He is also the Company Secretary of BOCHK Holdings and BOCHK. Prior to joining BOCHK, Mr. Yeung was the General Counsel and a Director of China Everbright Limited and, before that, a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong as a Corporate Finance Manager. Mr. Yeung graduated from the University of Hong Kong with a Bachelor's degree in Social Sciences in 1978. He also graduated from the College of Law, UK in 1985 and further obtained a Bachelor's degree in Law from the University of Western Ontario, Canada in 1991 and a MBA degree from the Richard Ivey Business School, University of Western Ontario, Canada in 2001.

Changes in Directors, Supervisors and Senior Management During the Period

For details of the changes in the Bank's directors during the period please refer to Directors and the Board of Directors in Corporate Governance.

There has been no change in the Bank's Supervisors during the reporting period.

During the period, the changes in the Bank's senior management are as follows:

(1) Mr. Lonnie DOUNN, Chief Credit Officer (CCO), tendered his resignation for personal reason in April 2006, effective in September 2006.

(2) At the meeting of Board of Directors, held on 29 August 2006, the Board approved the appointments of Mr. Zhu Min and Mr. Wang Yongli as Executive Vice Presidents of the Bank. The Board also approved the resignation of Mr. Zhu Xinqiang as Executive Assistant President of the Bank.

Corporate Governance

In 2006, the Bank continued its efforts to promote sound corporate governance and the improvement of its corporate governance framework as a modern joint-stock company, which is composed of the Shareholders' Meeting, the Board of Directors, the Board of Supervisors and Senior Management in compliance with the PRC Company Law and the PRC Commercial Banking Law, and relevant regulations promulgated by regulatory authorities. The Bank further revised its Articles of Association in accordance with which all relevant parties lawfully and independently exercised their rights and discharged their obligations.



The Bank has adopted incremental measures to enable it to observe the Code on Corporate Governance Practices ("the Code") as set out in Appendix 14 of the Hong Kong Listing Rules. The Bank has complied with the code provisions and has substantially complied with the recommended best practices set out in the Code. The Bank also observes the laws and regulations of the places of business operations as well as various provisions and guidelines of regulatory authorities.

Corporate Governance Framework

The Bank's corporate governance framework centers on the Board of Directors, which provides guidance and effective oversight of the Senior Management, and is separated from the business operation undertaken by Senior Management. The major responsibilities of the Board of Directors are as follows: developing strategic guidelines and business plans for the Bank; formulating annual budgets, profit distribution and other major financial plans; approving annual and interim business results; appointing members of special committees and senior management personnel; approving the Bank's fundamental management process; proposing the appointment, re-appointment or replacement of the external auditors; reviewing reports from and monitoring the work of Senior Management.

The Board of Directors has set up the Strategic Development Committee, Audit Committee, Risk Policy Committee, Personnel and Remuneration Committee, and Connected Transaction Control Committee, which assist the Board in performing its functions in different aspects. The positions of the Chairman and the President are assumed by two persons respectively, in order to avoid undue concentration of power.



The Bank's corporate governance framework is shown below:


Shareholders' Meeting
Strategic Development Committee
Audit Committee
Risk Policy Committee
Personnel and Remuneration Committee
Connected Transaction Control Committee
Board of Directors
Senior Management
Board of Supervisors
Business Development Committee
Internal Control Committee
Asset-Liability Management Committee
Procurement Review Committee
Asset Disposal Committee
Anti-Money Laundering Committee

Shareholders and Shareholders' Meeting

The Shareholders' Meeting is the highest authority within the Bank. The Bank establishes an effective channel to communicate with shareholders, to ensure that all shareholders are treated equally, are properly informed and are able to participate in and exercise their voting and other rights on major issues of the Bank as shareholders. In 2006, the Bank held an Annual Shareholders' Meeting and four Extraordinary Shareholders' Meetings in compliance with the provisions of the Articles of Association, and reviewed the proposals relating to the working reports of the Board of Directors and the Board of Supervisors, appointment of external auditors and approval of auditors' fees, amendments to the Articles of Association, annual financial report, issue and allotment of shares and public listing, appointment of independent non-executive directors and non-executive directors, and profit distribution plan. These were instrumental to the Bank's successful H Share and A Share IPOs in Hong Kong and on the Chinese Mainland, and to its long-term, sound and sustainable development.

Directors and the Board of Directors

Being responsible for the Shareholders' Meeting, the Board of Directors is the Bank's decision-making body. In 2006, two independent non-executive directors and two non-executive directors were appointed to the Board. Mr. Patrick de Saint-Aignan and Mr. Alberto Togni were appointed as Independent Non-Executive Directors of the Bank respectively on 14 January and 1 June 2006. Sir Frederick Anderson Goodwin and Mr. Seah Lim Huat Peter were appointed as Non-Executive Directors of the Bank respectively on 14 January and 1 June 2006. The Board of Directors currently comprises 16 members. Other than the Chairman, there are four Independent Non-Executive Directors, eight Non-Executive Directors and three Executive Directors. For a detailed background of the board members, please refer to the section "Directors, Supervisors and Senior Management" in this annual report.

Xiao Gang, Chairman of the Bank, also serves as the Chairman of BOCHK Holdings, and Executive Director Messrs Hua Qingshan and Li Zaohang, also serve as non-executive directors of BOCHK Holdings.

The Bank purchased Directors and Officers liability insurance in 2006 for members of the Board to provide protection against claims arising from the lawful discharge of duties on the part of the Directors.

In 2006, the Board of Directors held eight meetings (including three extraordinary meetings) respectively on 29 January, 7 March, 27 March, 17 & 20 April, 2 June, 29 August, 30 October and 14 December, and passed seven written resolutions. The resolutions relate mainly to the Bank's development strategy, business plan and financial budget, financial reports, profit distribution plan, self-evaluation of the Board of Directors, revision of the Articles of Association, appointment of external auditors and approval of auditors' fees, performance evaluation and distribution of bonus for Senior Management, appointment of non-executive directors and independent non-executive directors, IPO, changes in the Senior Management, market risk limits, reform of the business process and organization, and information disclosure policy of the Bank. The Board Meetings also reviewed the management report rendered by the external auditors and the response of the Management, on-site inspection report by CBRC and the corrective measures taken by the Bank, and progress report on the implementation of the IT Blueprint.



The average attendance rate of the board meetings reached 96%. The attendance rate of each director is shown below:

Director	Number of Board Meetings Attended[1]	Attendance Rate
XIAO Gang	Attended 8 out of a total of 8 meetings	100%
LI Lihui	Attended 8 out of a total of 8 meetings	100%
ZHANG Jinghua	Attended 8 out of a total of 8 meetings	100%
YU Erniu	Attended 8 out of a total of 8 meetings	100%
ZHU Yan	Attended 8 out of a total of 8 meetings	100%
ZHANG Xinze	Attended 8 out of a total of 8 meetings	100%
HONG Zhihua	Attended 8 out of a total of 8 meetings	100%
HUANG Haibo	Attended 8 out of a total of 8 meetings	100%
Sir Frederick Anderson GOODWIN[2]	Attended 5 out of a total of 8 meetings	63%
SEAH Lim Huat Peter[3]	Attended 4 out of a total of 4 meetings	100%
HUA Qingshan[4]	Attended 7 out of a total of 8 meetings	88%
LI Zaohang	Attended 8 out of a total of 8 meetings	100%
Anthony Francis NEOH	Attended 7 out of a total of 8 meetings	88%
William Peter COOKE	Attended 8 out of a total of 8 meetings	100%
Patrick de SAINT-AIGNAN	Attended 8 out of a total of 8 meetings	100%
Alberto TOGNI[3]	Attended 4 out of a total of 4 meetings	100%

Notes:

1 According to the Articles of Association of the Bank, a Director can entrust another director to attend the Board Meeting and excise the voting right on his or her behalf.

2 Sir Frederick Anderson Goodwin was unable to personally attend the board meetings held on 19 January, 27 March and 14 December. He entrusted another director to attend and exercise the voting right on his behalf at the meetings on 27 March and 14 December.

3 The appointment of Mr. Seah Lim Huat Peter and Mr. Alberto Togni as directors of the Bank were approved at the Shareholders' Meeting held on 21 April 2006, and were given regulatory approval by CBRC on 1 June 2006. They were present at the board meetings held on 2 June, 29 August, 30 October and 14 December 2006.

4 Mr. Hua Qingshan was unable to personally attend the board meeting held on 14 December 2006, but entrusted another director to attend and exercise voting right on his behalf.

The Strategic Development Committee

The Strategic Development Committee comprises 11 members, including the Chairman of the Board, one executive director, eight non-executive directors and one independent non-executive director. Xiao Gang, Chairman, serves as committee chairman. Committee members include Li Lihui, Zhang Jinghua, Yu Erniu, Zhu Yan, Zhang Xinze, Hong Zhihua, Huang Haibo, Sir Frederick Anderson Goodwin, Seah Lim Huat Peter and Alberto Togni. The committee is mainly responsible for developing the strategic plan of the Bank, assessing the effectiveness of the plan and reviewing and assessing programs on the following issues and submitting them to the Board of Directors for review:

- Strategic development plans;
- Annual budgets;
- Capital allocation plans;
- Merger and acquisition plans;

- Major investment and financing plans;

- Substantial internal restructuring and adjustment.

The Strategic Development Committee held six meetings (including three extraordinary meetings) in 2006, and passed one written resolution. At these meetings, the Committee reviewed the Bank's development strategy, business development plan for 2006–2008, business plan for 2007–2009, and other proposals.

The average attendance rate of the meetings of the Strategic Development Committee reached 91%. The attendance rates of relevant directors are shown below:

Director	Number of Committee Meetings Attended	Attendance Rate
XIAO Gang	Attended 6 out of a total of 6 meetings	100%
LI Lihui	Attended 6 out of a total of 6 meetings	100%
ZHANG Jinghua	Attended 6 out of a total of 6 meetings	100%
YU Erniu[1]	Attended 5 out of a total of 6 meetings	83%
ZHU Yan	Attended 6 out of a total of 6 meetings	100%
ZHANG Xinze	Attended 6 out of a total of 6 meetings	100%
HONG Zhihua	Attended 6 out of a total of 6 meetings	100%
HUANG Haibo	Attended 6 out of a total of 6 meetings	100%
Sir Frederick Anderson GOODWIN[2]	Attended 1 out of a total of 6 meetings	17%
SEAH Lim Huat Peter	Attended 2 out of a total of 2 meetings	100%
Alberto TOGNI	Attended 2 out of a total of 2 meetings	100%

Notes:

1 Director Yu Erniu entrusted another director to attend and exercise voting right on his behalf at one meeting.

2 Sir Frederick Anderson Goodwin entrusted other directors to attend and exercise voting right on his behalf at three meetings.

The Audit Committee

The Audit Committee comprises seven members, including three non-executive directors and four independent non-executive directors. Independent non-executive director Patrick de Saint-Aignan acts as committee chairman. Committee members include Zhu Yan, Huang Haibo, Anthony Francis Neoh, William Peter Cooke, Seah Lim Huat Peter and Alberto Togni. The committee is mainly responsible for:

- Recommending the replacement/ appointment of and the fees paid to the external auditors and assessing their performance and independence;

- Reviewing the external auditors' audit report, internal control report and audit plan;

- Reviewing the financial reports, other financial disclosure and significant accounting and auditing policies and regulations;

- Approving the internal audit charter, overseeing and providing guidance on the organizational structure re-engineering, promoting the vertical management to ensure their independence, approving the internal audit plan and the budget and evaluating its performance;



- Nominating Chief Audit Officer who reports directly to and is evaluated by the Committee, refining the Chief Audit Officer's responsibilities and evaluating his or her performance;

- Overseeing the Bank's internal controls and persistently keeping track with the rectification progress in relation to issues raised by the external auditors, including reviewing internal audit report findings, management's feedback and rectification plans, and discussing the adequacy of internal control with the Chief Audit Officer and the external auditors;

- Promoting self-evaluation of internal control and compliance with relevant disclosure requirements of stock exchanges.

The Audit Committee held six meetings in 2006, mainly reviewing financial reports, dividend and profit distribution plan; the Bank's financial management measures, business plan and expense budget for 2006; management suggestion by the external auditors for 2005 and feedback of the Management, external auditors' audit plan, scope and fees; internal audit plan and budget, internal audit improvement program, and candidates for Chief Audit Officer.

The attendance rate of the meetings of the Audit Committee was 100%. The attendance rates of relevant directors are shown below:

Director	Number of Committee Meetings Attended	Attendance Rate
Patrick de SAINT-AIGNAN	Attended 6 out of a total of 6 meetings	100%
ZHU Yan	Attended 6 out of a total of 6 meetings	100%
HUANG Haibo	Attended 6 out of a total of 6 meetings	100%
Anthony Francis NEOH	Attended 6 out of a total of 6 meetings	100%
William Peter COOKE	Attended 6 out of a total of 6 meetings	100%
SEAH Lim Huat Peter	Attended 2 out of a total of 2 meetings	100%
Alberto TOGNI	Attended 2 out of a total of 2 meetings	100%

The Audit Committee has reviewed the 2006 Annual Report of the Bank. The Bank's external auditors, PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company has audited the 2006 financial statements of the Bank prepared in accordance with PRC GAAP and PricewaterhouseCoopers Hong Kong has audited the financial statements of the Bank prepared in accordance with IFRS. Both firms have issued unqualified audit reports. The Audit Committee has discussed matters relating to the accounting standards and practices adopted in the financial statements, internal control and the financial statements.

The Group has established a basic framework of self-assessment of its internal control. The self-assessment focused on key areas of internal control, including financial control, operation control, compliance and risk management. Management has reported the result of the assessment on key controls to the Audit Committee and the Board.

The Risk Policy Committee

The Risk Policy Committee comprises 6 members, including two non-executive directors, one executive director and three independent non-executive directors. Mr. Anthony Francis Neoh, an independent non-executive director, acts as the committee chairman. Committee members include Zhang Jinghua, Zhang Xinze, Hua Qingshan, Patrick de Saint-Aignan and Alberto Togni. The committee is mainly responsible for:

- Assessing and monitoring the implementation of the Bank's risk management and internal control policies, including credit policies;
- Overseeing the exposure against established parameters while monitoring and assessing the Bank's risk appetite;
- Reviewing the effectiveness of our legal and compliance process and monitoring its implementation;
- Reviewing and approving credit decisions in excess of the credit authorization limits delegated to the Bank's President.

The Risk Policy Committee held four meetings in 2006. At these meetings, the committee reviewed proposals relating to the suggestions on risk appetite of the Bank in 2006, market risk management policies, market risk exposure limits in 2006, amendments to the Regulations on the Management of Credit Approval Authorization of Head Office of the Bank, policies on anti-money laundering and anti-terrorism financing, and credit proposals in excess of the credit authorization limits delegated to the Management.

The attendance rate of the meetings of the Risk Policy Committee was 100%. The attendance rates of relevant directors are shown below:

Director	Number of Committee Meetings Attended	Attendance Rate
Anthony Francis NEOH	Attended 4 out of a total of 4 meetings	100%
ZHANG Jinghua	Attended 4 out of a total of 4 meetings	100%
ZHANG Xinze	Attended 4 out of a total of 4 meetings	100%
HUA Qingshan	Attended 4 out of a total of 4 meetings	100%
Patrick de SAINT-AIGNAN	Attended 4 out of a total of 4 meetings	100%
Alberto TOGNI	Attended 1 out of a total of 1 meeting	100%

The Personnel and Remuneration Committee

The Personnel and Remuneration Committee comprises five members, including two non-executive directors and three independent non-executive directors. Non-executive director Yu Erniu acts as the committee chairman. Committee members include Hong Zhihua, Anthony Francis Neoh, William Peter Cooke and Patrick de Saint-Aignan. The committee is mainly responsible for:

- Reviewing the Bank's human resource and remuneration policies and overseeing their implementation;
- Nominating the Bank's directors and the members of Senior Management;



- Reviewing the standards and procedures for selecting, nominating and appointing directors, members of the Bank's board committees and Senior Management;
- Reviewing the remuneration policies submitted by the Bank's management;
- Formulating the standards for reviewing the performance of the Bank's Senior Management, and appraising the performance of the directors and senior management personnel.

The Personnel and Remuneration Committee held five meetings in 2006, at which it reviewed the remuneration plans and incentive measures for directors, supervisors and senior management personnel, set the performance evaluation targets and formulated evaluation measures for management personnel, determined total amount of personnel expenses and the distribution principle, reviewed the suitability of candidates for directors, executive vice presidents, chief financial officer, chief risk officer, chief audit officer and members of the board committees, and reviewed the evaluation guidelines and plans for the Board of Directors and the accountability measures for management personnel.

The average attendance rate of the meetings of the Personnel and Remuneration Committee reached 92%. The attendance rates of relevant directors are shown below:

Director	Number of Committee Meetings Attended	Attendance Rate
YU Erniu	Attended 5 out of a total of 5 meetings	100%
HONG Zhihua	Attended 5 out of a total of 5 meetings	100%
Anthony Francis NEOH	Attended 4 out of a total of 5 meetings	80%
William Peter COOKE	Attended 4 out of a total of 5 meetings	80%
Patrick de SAINT-AIGNAN	Attended 5 out of a total of 5 meetings	100%

The Connected Transaction Control Committee

The Connected Transaction Control Committee comprises four members, including two executive directors and two independent non-executive directors. Independent non-executive director William Peter Cooke acts as the committee chairman. Committee members include Hua Qingshan, Li Zaohang and Anthony Francis Neoh.

The committee is mainly responsible for:

- Formulating policies and procedures with regard to connected transactions;
- Identifying the related parties of the Bank and reporting to the Board of Directors and the Board of Supervisors;
- Identifying the connected transactions pursuant to related laws and regulations;
- Reviewing the major connected transactions of the Bank according to Chinese laws and regulations.

The Connected Transaction Control Committee held four meetings in 2006, at which it reviewed the proposals regarding the Bank's connected transaction management measures, division of responsibilities for connected transaction control, and letters of undertaking by related parties.

The average attendance rate of the meetings of the Connected Transaction Control Committee reached 88%. The attendance rates of relevant directors are shown below:

Director	Number of Committee Meetings Attended	Attendance Rate
William Peter COOKE	Attended 4 out of a total of 4 meetings	100%
HUA Qingshan	Attended 3 out of a total of 4 meetings	75%
LI Zaohang	Attended 4 out of a total of 4 meetings	100%
Anthony Francis NEOH	Attended 3 out of a total of 4 meetings	75%

Appointment of Directors

In compliance with Rules A.4.1 and A.4.2 of Appendix 14 of the Hong Kong Listing Rules and provisions of the Bank's Articles of Association, the Bank's directors are elected at the Shareholders' Meeting, with a term of office of three years starting from the date when the Bank receives the approval of the CBRC. A director, at the expiry of the term of office, could be re-elected at the Shareholders' Meeting, and may serve consecutive terms by re-election and re-appointment.

Independent Non-Executive Directors

Members of the Board of Directors include four independent non-executive directors, in compliance with the requirement on quorum specified in the Articles of Association. These independent non-executive directors serve as members of five special committees under the Board of Directors.

As stipulated in Rule 3.13 of the Hong Kong Listing Rules, the Bank has received the annual confirmation in writing from every independent non-executive director with regard to his independence. Based on such confirmation and relevant information in our possession, the Bank confirms their independent status.

Information on the attendance of independent non-executive directors at board meetings in 2006 can be found in the section "Directors and the Board of Directors" under "Corporate Governance".

Different Opinions Raised by Independent Non-Executive Directors on Relevant Matters of the Bank

On 29 August 2006, the Board resolved to approve the Bank's market risk limits during which 14 directors voted for, 1 director voted against and 1 director abstained. Independent Non-Executive Director Patrick de Saint-Aignan voted against the resolution, stating that the limits were too high particularly given the state of risk management capabilities of the Bank.

Specific Explanation and Independent Opinions of Independent Non-Executive Directors on the Guarantee Business of the Bank

Pursuant to the provisions and requirements set forth in the circular (ZJF [2003] No.56) issued by the China Securities Regulatory Commission and guided by the principle of equity, fairness and objectiveness, the independent directors of the Bank Anthony Francis Neoh, William Peter



Cooke, Patrick de Saint-Aignan, and Alberto Togni provide the following information regarding the Bank's guarantee business:

The guarantee business is one of the Bank's ordinary businesses, and has been approved by the PBOC and the CBRC. The Bank has formulated specific management measures, operational process and approval procedures in line with the risks of guarantee business, and carried out the business accordingly. The Bank's guarantee business comprises principally of Letters of Guarantee. As at 31 December 2006, the outstanding amount of letters of guarantee issued by the Bank reached RMB290.205 billion.

Supervisors and the Board of Supervisors

The Board of Supervisors is the Bank's supervisory organ responsible to the Shareholders' Meeting. As stipulated in the PRC Company Law and the Articles of Association, the Board of Supervisors is responsible for overseeing the Bank's financial activities and the legality and compliance of the Board of Directors and Senior Management in performing their responsibilities.

The Board of Supervisors comprises five supervisors, including three supervisors assumed by representatives of shareholders and two supervisors assumed by staff representatives. According to the Bank's Articles of Association, supervisors have a term of office of three years, and may serve consecutive terms by re-election and re-appointment. Shareholder representative supervisors and external supervisors are elected or replaced by the Shareholders' Meeting.

The Board of Supervisors held six meetings in 2006, and adopted related resolutions. For the performance and supervision opinions of the Board of Supervisors within the reporting period, please refer to the "Report of the Board of Supervisors" in this annual report.

Senior Management

The Senior Management is the Bank's executive body and reports to the Board of Directors. Headed by the President, the Senior Management comprises executive vice presidents and other senior management personnel, who assist the President in managing the Bank's business. Principal responsibilities of the President include: presiding over the Bank's administrative, business and financial management, implementing resolutions of the Board of Directors, drafting the Bank's business and investment plans, drafting the Bank's basic management rules and specific regulations, nominating other senior management personnel, and determining the Bank's overall remuneration, benefit, reward and punishment measures.

In 2006, the Senior Management carried out the Bank's day to day business, achieved operating targets and further promoted the rapid development of each business line within the scope of authorities established by the Articles of Association and the Board of Directors.

Compliance with the Model Code for Securities Transactions by Directors

The Bank has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules to govern securities transactions by Directors and Supervisors. The Bank has made specific enquiry of all Directors and Supervisors, and the Directors and Supervisors have confirmed that they have complied with the required standards set out in the said Model Code throughout the year.

Responsibility Statement of Directors on Financial Reports

The following statement, which set out the responsibilities of the Directors regarding financial statements, should be read in conjunction with, but distinguished from, the auditor's statement of their responsibilities as set out in the auditor's report contained in this annual report.

The Directors acknowledge that they are responsible for preparing financial statements of the Bank that truly represent the operating results of the Bank for each financial year. To the best of the Directors' knowledge, there was no material event or condition that might have a material adverse effect on the continuing operation of the Bank.

Appointment or Termination of External Auditors

At the 2005 annual general meeting of the Bank, our shareholders approved the resolution in respect of the appointments of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as our domestic auditor and PricewaterhouseCoopers Hong Kong as our international auditor for 2006. The directors were authorized to negotiate and determine the fees of such auditors in accordance with market practice.

Auditors' fees paid to PricewaterhouseCoopers and its member firms for the audit of the financial statements of the Group, including those of the Bank's overseas subsidiaries and branches, for the year ended 31 December 2006 were RMB183 million.

The Bank also incurred approximately RMB136 million for services provided by PricewaterhouseCoopers Hong Kong and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company in respect of the IPOs and listing of the Bank's shares on the Hong Kong Stock Exchange and Shanghai Stock Exchange. This amount has been charged to the capital reserve account.

Except for the above-mentioned IPO service fees, neither PricewaterhouseCoopers Hong Kong nor PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company has provided any material non-audit services to us. The total professional fees paid for non-audit services, exclusive of the IPO service fees, to PricewaterhouseCoopers Hong Kong and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company were RMB18 million in 2006.

PricewaterhouseCoopers Hong Kong and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company have provided audit services to the Bank for four years. Mr. Zhu Yu and Ms. Tu Yi are the certified public accountants who signed the auditor's report on the Group's financial statements prepared in accordance with PRC GAAP for the year ended 31 December 2006.

The Board will table a resolution at the forthcoming Annual General Meeting, proposing to reappoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers Hong Kong as our auditors for the year 2007.

Investor Relations and Information Disclosure

The Bank discloses information in compliance with securities regulations promulgated in the place where its shares were listed, and publishes periodic reports and announcements to the public in accordance with the law, to ensure that information disclosure is timely, fair, accurate, truthful and complete, and the legitimate rights and interests of investors and related stakeholders are safeguarded. Since we are dual listed in Hong Kong and Shanghai, the Bank carries out information disclosures according to the stricter of the two regulatory standards to ensure that all investors are treated fairly. To expedite the establishment of the information disclosure process and enhance the transparency of information disclosure, the Bank formulated the *Information Disclosure Policy* pursuant to securities regulations promulgated in the place where its shares were listed. The Policy has been adopted by the Board of Directors, and provides in principle for the content, form, procedure and management of information disclosure. Based on the Policy, the Bank will prepare more specific and practical measures on information disclosure management.

The Bank communicates with and promotes understanding from investors by means of results presentation, press conference, road show, reception of visits from institutional investors, online live broadcast, e-mail, and telephone hotline. We also actively participate in meetings with investors at conferences held by international and domestic securities institutions, so as to enable investors to understand the Bank's specific development strategy, business management and performance in a timely manner, and receive investor feedback on the Bank. Apart from communications with analysts during the announcement of annual and interim results, the Bank's senior management also meets institutional investors and analysts from time to time.


中国银行 全球服务
Always with you

After the IPO, the Bank enhances understanding and communications with investors by many means. It held a total of 83 meetings participated by senior management personnel, domestic and overseas investors and analysts.

Market Recognition

In the reporting period, the Bank won the award of "2006 Best IR for an IPO in the Hong Kong Market", and two honorable mentions: the "Best Annual Report and Other Company Communications" and the "Best IR for Chinese Companies in the Hong Kong Market" in the Hong Kong and Taiwan awards selection campaign held by *IR Magazine* in 2006. In the Chinese Mainland awards selection campaign held by the magazine, the Bank was granted the award of "2006 Best IR for a Corporate Transaction" and nominated for the "Grand Prix for Best Overall IR — SOE". *IR Magazine* is a monthly magazine on investor relations that is most authoritative in the world. The said awards and nominations were appraised by 342 buy-side and sell-side analysts and fund managers from Chinese Mainland, Hong Kong, Taiwan, Singapore and other regions in Asia at the invitation of *IR Magazine*.



Report of the Board of Directors

The Board of Directors are pleased to present their report together with the audited consolidated financial statements of the Bank and its subsidiaries (the "Group") for the year ended 31 December 2006.

Principal Activities

The Bank is engaged in the provision of a range of banking and related financial services, including commercial banking, investment banking and insurance businesses.

Major Customers

During the year, the five largest customers of the Group accounted for less than 30% of the interest income and other operating income of the Group.

Results and Appropriations

The results of the Group for the year are set out in the financial statements and notes thereof.

The Board has recommended a final dividend of RMB0.04 per share, amounting to approximately RMB10.154 billion, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 14 June 2007. If approved, detail arrangement of the final dividend distribution (including the closure of H Share Register of Members; the record date to determine H Share and A Share shareholders' entitlement to the final dividend) for each holder of A Share and H Share will be announced after the Annual General Meeting separately.

The 2006 final dividend of the Bank will be denominated and declared in RMB. Dividend for A Share shareholders will be paid in RMB and dividend for H Share shareholders will be paid in Hong Kong dollars. RMB will be converted into Hong Kong dollars based on the average exchange rate prevailing one week before 14 June 2007 (such day inclusive), being the date of holding the Bank's Annual General Meeting, as announced by the PBOC for such conversion.

No interim dividend was paid for the period ended 30 June 2006. At the shareholders' meeting held in April 2006, it was approved that a dividend amounting to RMB1.375 billion in total, was paid to shareholders whose names appeared on the register of members of the Bank on 31 December 2005.

Closure of Register of H Share Shareholders

The H Share Register of Members of the Bank will be closed, for the purpose of determining H Share shareholders' entitlement to attend the Annual General Meeting, from Wednesday, 16 May 2007 to Thursday, 14 June 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, 15 May 2007.

There is no book closure period for A Share Register of Members. A notice of Annual General Meeting setting out the record date for the meeting and related issues will be published in due course.

Donations

Charitable and other donations made by the Group during the year amounted to approximately RMB12.35 million.

Share Capital

As at the latest practicable date prior to the issue of this Annual Report and based on publicly available information, the Bank has sufficient public float, in compliance with the minimum requirement of the Hong Kong Listing Rules and the waiver granted by the Hong Kong Stock Exchange at the time of our listing.

Distributable Reserves

Please refer to Note V.28 to the Financial Statements for details of distributable reserves of the Bank.

Fixed Assets

Please refer to Note V.10 to the Financial Statements for details of the fixed assets of the Bank.

Financial Summary

The Bank was listed on Hong Kong Stock Exchange and Shanghai Stock Exchange respectively in 2006. A summary of the annual results, assets and liabilities of the Bank for the last four years is set out in the section of "Financial Highlights".

Connected Transactions



Under Chapter 14A of the Hong Kong Listing Rules, transactions between connected persons (as defined under the Hong Kong Listing Rules) and the Bank will constitute connected transactions to the Bank. The details of such connected transactions are as follows:

Exempt Continuing Connected Transactions

Commercial banking services and products provided by the Bank in the ordinary and usual course of business

The Bank provides commercial banking services and products to customers in the ordinary and usual course of business. Such commercial banking services and products include the taking of deposits. Customers who place deposits with the Bank may include the Bank's substantial shareholders, directors, supervisors and chief executive officers, ex-directors who were in office within 12 months preceding the H Share Listing Date and their respective associates, each of whom is a connected person. According to Chapter 14A of the Hong Kong Listing Rules, connected persons place deposits with the Bank will constitute continuing connected transactions for the Bank.

Furthermore, BOCHK has preferential interest rates for deposits placed by employees of BOCHK. The deposits placed by connected persons who are not the Bank's employees are at market rates and on normal commercial terms. To the extent staff rates are available for employees, the interest paid by the Bank on deposits placed by connected persons who are the Bank's employees are at staff rates, but such deposits are nevertheless on normal commercial terms as such terms are no more favorable than the staff rates applicable to other employees who are not connected persons.

The provision of commercial banking services and products to connected persons in the ordinary and usual course of business and on normal commercial terms that are comparable or no more favorable than those offered to independent third parties (including other comparable employees who are not connected persons) will be exempt continuing connected transactions under Rule 14A.65(4) of the Hong Kong Listing Rules, namely, financial assistance provided by a connected person in the form of deposits placed with a listed issuer for the benefit of a listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect of the financial assistance, and thus will be exempt from the reporting, announcement and independent shareholders' approval requirements contained in Rules 14A.35 and 14A.45 to 14A.48 of the Hong Kong Listing Rules.

Loan and credit facilities granted by the Bank to connected persons

The Bank extends loans and credit facilities (including provision of long-term loans, short-term loans, consumer loans, credit card facilities, mortgages, guarantees, security for third party loans, comfort letters and billing discounting facilities) to customers in the ordinary and usual course of business on normal commercial terms with reference to prevailing market rates. Customers who utilize loans and credit facilities include the Bank's substantial shareholders, directors, supervisors and chief executive officers, ex-directors who were in office within 12 months preceding the H Share Listing Date and their respective associates, each of whom is a connected person under Chapter 14A of the Hong Kong Listing Rules. According to Chapter 14A of the Hong Kong Listing Rules, loans and credit facilities granted by the Bank to connected persons constitute continuing connected transactions for the Bank.

The Bank has preferential staff rates for employees who utilize Great Wall Renminbi credit cards and BOC credit cards. Such preferential rates include waiver of annual fees and reduced handling fees. Furthermore, BOCHK has preferential staff rates for employees who use its credit cards.

The Bank also has preferential staff rates for residential loans and mortgages taken out by the Bank's employees, and the head office and branches have preferential staff rates for consumer loans taken out by the Bank's employees. These preferential staff rates are all within the range set by the PBOC. Furthermore, BOCHK has preferential staff rates for residential loans and mortgages taken out by its employees.

The loans and credit facilities the Bank provides to connected persons who are not employees of the Bank are on normal commercial terms with reference to prevailing market rates. To the extent staff rates are available for certain loans and credit facilities, the loans and credit facilities the Bank provides to connected persons who are the Bank's employees are provided at staff rates and are on normal commercial terms no more favorable than the staff rates applicable to other employees who are not connected persons.



The provision of loans and credit facilities to connected persons in the ordinary and usual course of business and on normal commercial terms that are comparable or no more favorable than those offered to independent third parties (which include other comparable employees who are not connected persons) will be exempt continuing connected transactions under Rule 14A.65(1) of the Hong Kong Listing Rules, namely, financial assistance provided by a listed issuer in its ordinary and usual course of business for the benefit of a connected person on normal commercial terms, and thus will be exempt from all reporting, announcement and independent shareholders' approval requirements contained in Rules 14A.35 and 14A.45 to 14A.48 of the Hong Kong Listing Rules.

Continuing connected transactions between Prudential Corporation Holdings Limited & Its Subsidiaries and the Bank

Prudential Corporation Holdings Limited respectively owns 36% of BOCI-Prudential Asset Management Limited ("BOCI-Prudential") and 36% of BOCI-Prudential Trustee Limited ("BPTL"), both of which are indirect subsidiaries of the Bank. Accordingly, Prudential Corporation Holdings Limited and its associate are connected persons to the Bank for the purposes of the Hong Kong Listing Rules. In particular, BOCI-Prudential and BPTL, being associates of Prudential Corporation Holdings Limited, are also connected persons to the Bank.

In 2006, the Bank engaged on a regular basis in a number of transactions with Prudential Corporation Holdings Limited and its associates in ordinary and usual course of business, such as fund distribution services, fund management services, fund investment advisory services, client referral services, IT services, office rental and consumption services, deposit placing, insurance services and corporate management services. These transactions are on normal commercial terms and each percentage ratio (the profits ratio not applicable) set out in Chapter 14A of the Hong Kong Listing Rules is less than 0.1% based on the transaction categories. According to Rule 14A.33 ("De Minimis Transactions"), these transactions are exempted from the reporting, announcement and independent shareholders' approval requirements.

Corporate Governance

The Bank endeavors to observe high level corporate governance principles and practices. For details of the Bank's compliance with the Code on Corporate Governance Practices contained in Appendix 14 of the Hong Kong Listing Rules, please refer to the section on Corporate Governance.

Directors and Supervisors

The Directors and Supervisors of the Bank as at 31 December 2006 are set out in the section of Directors, Supervisors and Senior Management.

Directors' Interests in Competing Business

Since August 1998, Sir Frederick Anderson Goodwin, a non-executive director of our Bank, has been serving as a Director of the RBS Group which is the holding company of one of the world's largest banking and financial services groups. The business of RBS Group may compete directly or indirectly with our Bank. Save as disclosed above, none of the Directors is interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Bank.

Emoluments of Directors, Supervisors and Senior Management

Details of the emoluments of Directors, Supervisors and Senior Management of the Bank are set out in the section of Directors, Supervisors, and Senior Management.

Directors' and Supervisors' Service Contracts

None of the Directors or Supervisors has a service contract with the Bank or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

Directors' and Supervisors' Interests in Contract of Significance

No contracts of significance, in relation to the Bank's business to which the Bank, its holding companies, or any of its subsidiaries or fellow subsidiaries was a party and in which a Director or a Supervisor had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' and Supervisors' Rights to Acquire Shares

On 5 July 2002, the following Directors were granted options by BOCHK (BVI), the immediate holding company of BOCHK Holdings, pursuant to a Pre-Listing Share Option Scheme to purchase from BOCHK (BVI) existing issued ordinary shares of BOCHK Holdings at a price of HKD8.50 per share. BOCHK Holdings is a subsidiary of the Bank which is also listed on the Hong Kong Stock Exchange. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors of the Bank under the Pre-Listing Share Option Scheme as at 31 December 2006 are set out below:

				Number of share options		
	Date of grant	Exercise price (HKD)	Exercisable Period	Granted on 5 July 2002	Balances as at 1 January 2006	Balances as at 31 December 2006
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	1,446,000

During the reporting period, none of the above Directors exercised his options nor had there been any change in their option rights.



Save as disclosed above, at no time during the year was the Bank, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors, Supervisors of the Bank, and their respective spouses or children below the age of 18 to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate.

Directors' and Supervisors' Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 31 December 2006, none of the Directors or Supervisors of the Bank had any interests or short positions in the shares, underlying shares or debentures of the Bank or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Bank pursuant to section 352 of the SFO or as otherwise notified to the Bank and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules.

Substantial Interests in Share Capital

Please refer to "Changes in Share Capital and Shareholdings of Substantial Shareholders" for details.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Bank were entered into or existed during the year.

Share Appreciation Rights Plan and Share Option Scheme

Please refer to Note V.22 to the Financial Statements for details of the share appreciation rights plan and share option schemes of the Group.

Please refer to the section "Directors' and Supervisors' Rights to Acquire Shares" for details of the options granted by BOCHK (BVI) over shares of BOCHK Holdings pursuant to the Pre-Listing Share Option Scheme.

Purchase, Sale or Redemption of the Bank's Shares

The Bank issued 8,514,415,652 ordinary shares to NCSSF on 13 March 2006.

The Bank issued 25,568,590,000 H Shares in the initial public offering and was listed on the Hong Kong Stock Exchange on 1 June 2006. 3,835,288,000 H Shares were further issued pursuant to the exercise of over allotment option on 9 June 2006.

The Bank issued 6,493,506,000 A Shares on 29 June 2006, and the Bank was listed on the Shanghai Stock Exchange on 5 July 2006.

As at 31 December 2006, approximately 50 million shares of the Bank were held as treasury shares. Please refer to Note V.24 to the Financial Statements for details.

Pre-emptive Rights

There are no provisions for pre-emptive rights requiring the Bank to offer new shares to existing shareholders in proportion to their existing shareholdings under the Articles of Association. The Articles of Association provides that if the Bank wishes to increase its capital, it may offer new shares to non-specified investors, may issue rights of new shares to existing shareholders or allot new shares to existing shareholders, may transfer capital reserve fund, may issue convertible bonds, or through other means permitted by competent supervisory authorities or by laws and administrative regulations. There are no compulsory provisions for shareholders to exercise their pre-emptive rights under the Articles of Association.

Use of Proceeds from the IPO

All proceeds from its IPO have been used to strengthen the capital base of the Bank.

Tax Deduction and Exemption

The Bank's salary expense deductible amount for domestic operations in 2006 approved by the Ministry of Finance and State Administration of Taxation is RMB15,669 million, which is larger than the statutory deductibility limit. Please refer to Note V.38 to the Financial Statements for details.

In January 2007, in light of the Notice of Relating Taxation Issues about the Sponsor Fee by Bank of China Limited to the Games of the XXIX Olympiad by the Ministry of Finance and the State Administration of Taxation (Cai Shui[2006] No.163), the Ministry of Finance and the State Administration of Taxation have given support to the Bank's donation to the Games of the XXIX Olympiad, which mainly includes deduction of the Bank's sponsor fee to the Olympic Games and the business tax exemption in regard to the services rendered to the Beijing Organizing Committee for the Games of the XXIX Olympiad.

Auditors

Please refer to "Corporate Governance" for details of external auditors. A resolution for the appointment of external auditors will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

XIAO Gang
Chairman

22 March 2007

Report of the Board of Supervisors



I. Meetings of the Board of Supervisors

The Board of Supervisors held six meetings in 2006:

(1) The first meeting (on 23 February) was held by written circulation, examining and approving the Performance Evaluation Measures for Full-time Supervisors Appointed by Shareholders of Bank of China, for submission to the General Meeting of Shareholders for review.

(2) The second meeting (on 27 March) examined and approved the 2005 Financial Report of Bank of China Limited.

(3) The third meeting (on 12 April) examined and approved the Report Delivered by the Board of Supervisors at the 2006 General Meeting of Shareholders, for submission to the General Meeting of Shareholders for review; the meeting also examined and approved the 2005 performance evaluation result of full-time supervisors appointed by shareholders, for submission to the General Meeting of Shareholders for review.

(4) The fourth meeting (on 29 April) examined and approved the Opinions on the Profit Distribution Plan of Bank of China to be Submitted to the 2006 General Meeting of Shareholders (Resumed Session), for submission to the General Meeting of Shareholders.

(5) The fifth meeting (on 29 August) examined and approved the 2006 Interim Report of Bank of China.

(6) The sixth meeting (on 31 October) examined and approved the 2006 Third Quarter Report of Bank of China.

II. Supervision and Inspection Work of the Board of Supervisors

In 2006, pursuant to the PRC Company Law and the Articles of Association of the Bank, the Board of Supervisors diligently discharged its responsibilities by supervising the Board of Directors and Senior Management, with focus on financial supervision and compliance supervision.

Employees of the Office of the Board of Supervisors, headed by each supervisor, exercised supervision and inspection in the Head Office by means of participating in meetings, having access to documents, conducting inquiry and interviews, during the reporting period. They conducted on-site inspection on financial and other activities of seven departments, including the Accounting Department, Risk Management Department, Credit Administration Department, and Bank Card Center. The Board of Supervisors also assigned staff familiar with the business operation of the Bank to conduct on-site inspection of 16 domestic tier-1 branches and one wholly-owned subsidiary of the Bank, spending 11 days on average for each entity. The inspections covered the completeness and truthfulness of financial reports, truthfulness of the credit quality, compliance of governing measures over provisions for loans, and asset disposal and punishment of its responsible persons held liable, treasury business risk management, and circumstances relating to certain connected transactions.

During the reporting period, the Board of Supervisors also conducted an "online survey and research" among employees by the Bank's internal e-mail system. The survey covered the Bank's reform, development, management, and lending business, finance and accounting affairs, etc. The Board of Supervisors received a lot of valuable information in the survey, and summarized the content of the survey into a document with more than 40,000 words, which has been delivered to all directors and senior managers for their reference.

III. Independent Opinions of the Board of Supervisors on Relevant Issues of the Bank within the Reporting Period

(1) Operations according to the law

It was found that, during the reporting period, the Bank's Board of Directors and Senior Management did not violate the law, regulation or the Bank's Articles of Association, nor did they infringe upon the Bank's interests. The Bank's internal control system was further strengthened and improved during the reporting period.

(2) Financial position

The financial statements contained in the annual report truly and fairly reflect the Bank's financial position and business performance in the reporting period.

(3) Use of the capital raised

During the reporting period, the Bank raised USD11.2 billion and RMB20 billion in overseas and domestic capital market. The use of these funds is consistent with the Bank's undertaking in the prospectus.

(4) Purchase and sale of assets

It was found that there was no purchase or sale of assets of the Bank that might infringe upon the interests of shareholders or cause asset dissipation in the reporting period.

(5) Affiliated transactions

It was found that there was no unfair connected transactions that might infringe upon the Bank's interests occurred in the reporting period.

(6) The issue of annual profit largely beyond the forecast

The Board of Supervisors agrees to the reasons given by the Board of Directors in relation to the fact that profits recorded by the Bank in the reporting period exceeded its forecast by a substantial margin in the reporting period.

Significant Events



Listing of H Shares and A Shares

The H Shares of the Bank were listed on the Hong Kong Stock Exchange on 1 June 2006. 25,568,590,000 H Shares were issued at the initial public offering. Following the exercise of the over-allotment option on 9 June 2006, a further 3,835,288,000 H Shares were issued. The issuance of H Shares accounted for 11.9% of the total enlarged share capital at an issue price of HKD2.95 per share. With the issuance of the shares, USD11.2 billion was raised.

The Bank conducted a public offer of its A Shares in the domestic market from 19 to 23 June 2006. These shares were issued at RMB3.08 per share and commenced trading on the Shanghai Stock Exchange on 5 July 2006. 6,493,506,000 A Shares were offered, representing 2.56% of the fully diluted share capital. A total of RMB20 billion was raised.





The IPOs of H Shares and A Shares accounted for 14.14% of the total enlarged share capital of the Bank. After the IPOs, the share capital of the Bank increased to RMB253,839,162,009 or 253,839,162,009 shares.

Acquisition and Disposal of Asset

On 15 December 2006, the Bank completed its first post-IPO overseas acquisition with the purchase of Singapore Aircraft Leasing Enterprise Pte. Ltd. ("SALE") for USD965 million after several rounds of international competitive bidding.

The selling shareholders are Singapore Airlines Limited (56.67%[1] held by Temasek Holdings (Private) Limited) (35.5%), WestLB AG (35.5%), Apfarge Investment Pte. Ltd. (an investment

1 As of 30 May 2006, the share volume held by Temasek Holdings (Private) Limited in Singapore Airlines Limited derives from the 05/06 Annual Report of Singapore Airlines Limited.

vehicle of Singapore government's Special Investments Pte. Ltd.) (14.5%), and Seletar Investments Pte. Ltd. (a wholly-owned subsidiary of Temasek Holdings (Private) Limited) (14.5%).

On 31 December 2005, Temasek Holdings (Private) Limited indirectly held 5% shares of the Bank via its wholly-owned subsidiary, AFH. Its shareholding proportion declined to 4.805% after the NCSSF completed its investment in the Bank on 13 March 2006. According to the register maintained by the Bank pursuant to Section 336 of the SFO, the shares held by Temasek Holdings (Private) Limited in the Bank accounted for 4.65% of the Bank's total issued share capital on 31 December 2006. According to the opinions of the Bank's domestic and overseas legal advisors, the transaction did not constitute a connected transaction of the Bank.

SALE has been profitable since its establishment in 1993. After-tax profit reached USD4.7 million, USD5.2 million and USD34.7 million respectively in 2004–2006. It is a leading Asia-based aircraft leasing company, with a fleet of modern Airbus and Boeing aircraft, offering services to almost 27 airlines in 20 countries worldwide. The acquisition price represents 1.8 times of SALE's book value in September 2006, determined after taking into account its competitive aircraft orders, purchase price as well as its management teams which is well recognized by the market and its international platform.

Following the acquisition, SALE became the 205th subsidiary of the Group and the first Chinese-owned international aircraft leasing company. The acquisition provides the Bank with a well-established platform to expand into the global leasing business.

Major Contracts and the Performance Thereof

During the reporting period and except as disclosed, the Bank did not take custody of or sub-contract the operation or lease any material business assets from third parties or allowed its material business assets being subject to such arrangements. No material cash assets of the Bank were entrusted to others for management.

The guarantee business is one of our off-balance sheet items in the ordinary course of business. The Bank operates guarantee business in a prudent manner and adopt credit risk management approach.

During the reporting period, the Bank or (to the Bank's best knowledge) shareholders holding 5% or more shares in the Bank have not made undertakings that might have significant adverse impact on the operational results and financial position of the Bank.

Significant Related Party Transactions

Please refer to Note VII to the Financial Statements for related party transactions during the reporting period.

Internal Control

Please refer to "Management Discussion and Analysis" for details.



Material Litigation and Arbitration

During the reporting period and except as disclosed herein, there were no material litigation and arbitration proceedings that might have significant adverse impact on the operation of the Bank.

The Bank has been involved in certain litigation and arbitration cases in the ordinary course of business. After consulting professional legal firms, the Management considers that these litigation and arbitration cases will not have a significant adverse impact on the operation of the Bank.

Handling of Cases

In 2006, the Bank investigated and dealt with 30 cases of offences relating to breaches of laws and regulations, representing a decrease of 42.31% compared to 52 cases in the previous year. These cases involved a total of RMB806 million, 25.37% less than last year. The Bank recovered RMB391 million, which represents 48.51% of the total amount involved, with the remaining RMB415 million at risk.

The Bank adopts a strict accountability system with regard to cases relating to breaches of laws and regulations. In every case, not only persons directly responsible will be held liable, those that are indirectly involved, such as supervisors in the relevant business unit, and management of the business line at one or even two levels above as well as the key management personnel of the relevant entity, will also be held accountable. Where the case involves more than RMB1 million, the person in charge of the business unit will be held accountable and be allowed to resign or be removed from such position. The occurrence of such an event will have a significant adverse impact on the performance evaluation of the relevant entity. In 2006, a total of 10,413 persons have been held accountable for breach of laws and regulations, of which 97 directors of tier two branches or sub-branches have been removed from their positions or summarily dismissed. 119 of the management personnel directly involved and 114 of those indirectly involved were also held accountable.

Convergence of Enterprise Income Tax and Income Tax on Foreign Invested Enterprises and Foreign Enterprises

On 16 March 2007, the National People's Congress enacted the new PRC Enterprise Income Tax Law. The enterprise income tax rate applicable to the Bank will decline from 33% to 25% taking effect from 2008. The Bank will benefit from the reduction of tax rates prospectively from 2008. Meanwhile, the Bank will adjust the deferred income tax assets according to the new tax rate. Please refer to Note XII.1 to the Financial Statements for detailed information.

Penalty Imposed on Directors, Supervisors and Senior Management Personnel

During the reporting period, none of the directors, supervisors or any member of senior management was subject to any investigation or administrative punishment from the CSRC, nor were they publicly reprimanded by any stock exchange.

Validation Opinion of the Board of Directors and the Senior Management on the 2006 Annual Report

In accordance with relevant provisions in the *Securities Law of People's Republic China and the Standards on the Contents and Formats of Information Disclosure by Companies Offering Securities to the Public (No.2) — Contents and Formats of Annual Report (Revision 2005)*, we, as directors and senior management of the Bank, issued the following opinions on the basis of full understanding and review of the 2006 Annual Report.

I. The Company operates in accordance with the Accounting Standards for Business Enterprises and the Accounting System for Financial Institutions. The 2006 Annual Report fairly presents the financial position and operating results of the Company as at 31 December 2006.

II. We are of the view that the information in this report contains no false records, misleading statements or major omissions. We warrant individual and joint and several responsibilities for the truthfulness, accuracy and completeness of the contents of the report.

Board of Directors of Bank of China Limited

22 March 2007



Signatures of Directors and Senior Management:

Name	Position	Signature	Name	Position	Signature	Name	Position	Signature
XIAO Gang	Chairman		LI Lihui	Vice Chairman and President		ZHANG Jinghua	Non-Executive Director	
YU Erniu	Non-Executive Director		ZHU Yan	Non-Executive Director		ZHANG Xinze	Non-Executive Director	
HONG Zhihua	Non-Executive Director		HUANG Haibo	Non-Executive Director		Sir Frederick Anderson GOODWIN	Non-Executive Director	
SEAH Lim Huat Peter	Non-Executive Director		HUA Qingshan	Executive Director; Executive Vice President		LI Zaohang	Executive Director; Executive Vice President	
Anthony Francis NEOH	Independent Non-Executive Director		William Peter COOKE	Independent Non-Executive Director		Patrick de SAINT-AIGNAN	Independent Non-Executive Director	
Alberto TOGNI	Independent Non-Executive Director		ZHOU Zaiqun	Executive Vice President		ZHANG Yanling	Executive Vice President	
ZHANG Lin	Secretary of Party Discipline Committee		ZHU Min	Executive Vice President				
WANG Yongli	Executive Vice President		YEUNG Jason Chi Wai	Board Secretary				


(RMB million)
2005
Net interest income
21,371
Net fee and commission income
14,323
9,247
Other non interest income
14,851
Operating income
Operating expenses
31,558
25,921
EPS
0.14


% growth
20.2%
54.9%
-14.6%
18.6%
14.6%
22.3%
7.5%
26.3%
-11.6%
52.9%
65.2%
28.6%
11

Delivering Growth and Excellence

Independent Auditor's Report


PRICEWATERHOUSECOOPERS
普 华 永 道

普华永道中天会计师事务所有限公司
11th Floor
PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021
People's Republic of China
Telephone: +86 (21) 6123 8888
Facsimile: +86 (21) 6123 8800

PwC ZT SZ (2007) No. 10826

To the Shareholders of Bank of China Limited:

We have audited the accompanying consolidated financial statements of Bank of China Limited (the "Bank") and its subsidiaries (together, the "Group") which comprise the consolidated and company balance sheets as at 31 December 2006, the consolidated and company income statements, statements of changes in equity and cash flow statements for the year then ended, and notes to these financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and the true and fair presentation of these financial statements in accordance with the Accounting Standards for Business Enterprises, the Accounting System for Financial Institutions, and other relevant accounting regulations as applicable to the Bank and the Group as described in Section II of the notes to the financial statements. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.



We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Bank and the Group as at 31 December 2006, and of the Bank and Group's financial performance and their cash flows for the year then ended in accordance with the Accounting Standards for Business Enterprises, the Accounting System for Financial Institutions, and other relevant accounting regulations applicable to the Bank and the Group.

PricewaterhouseCoopers Zhong Tian
Certified Public Accountants Limited Company

Shanghai, China, 22 March 2007

Balance Sheets

As at 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

		Bank of China Group		Bank of China Limited	
	Note	**31 December 2006**	31 December 2005	**31 December 2006**	31 December 2005
Assets					
Cash		**31,110**	28,644	**27,632**	25,144
Precious metals		**42,873**	30,314	**41,332**	28,577
Due from central banks	V.1	**379,631**	316,941	**354,881**	284,373
Government certificates of indebtedness for bank notes issued	V.14	**36,626**	35,586	**1,713**	1,641
Trading and other debt securities at fair value through profit or loss	V.2	**110,634**	107,271	**76,581**	82,082
Derivative financial instruments	V.3	**24,837**	16,808	**16,363**	11,329
Due from and placements with banks and other financial institutions	V.4	**407,840**	344,537	**313,212**	256,786
Debt securities	V.5; VI.1	**1,768,784**	1,562,320	**1,452,030**	1,297,990
Loans and advances to customers	V.6; VI.2	**2,431,806**	2,235,046	**2,064,614**	1,868,105
Less: Allowance for impairment losses	V.7	**(94,293)**	(83,153)	**(92,962)**	(79,581)
Interest receivable	V.8	**24,306**	20,408	**20,035**	16,107
Equity investments	V.9; VI.3	**18,280**	15,393	**70,969**	66,951
Fixed assets	V.10	**91,808**	72,978	**52,650**	53,392
Construction in progress	V.11	**6,585**	3,342	**4,630**	3,331
Deferred income tax assets	V.20	**17,605**	17,561	**17,492**	17,428
Other assets	V.12	**26,841**	18,810	**9,801**	10,384
Total assets		**5,325,273**	4,742,806	**4,430,973**	3,944,039

The accompanying notes form an integral part of these financial statements.

Balance Sheets (Continued)

As at 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

	Note	Bank of China Group		Bank of China Limited	
		31 December 2006	31 December 2005	**31 December 2006**	31 December 2005
Liabilities					
Due to central banks	V.13	**42,374**	30,055	**42,349**	30,030
Bank notes in circulation	V.14	**36,823**	35,731	**1,909**	1,786
Derivative financial instruments and liabilities at fair value through profit or loss	V.15	**113,048**	91,174	**91,084**	76,323
Due to and placements from banks and other financial institutions	V.16	**321,381**	345,233	**309,667**	343,574
Deposits from customers	V.17; VI.4	**4,095,422**	3,703,777	**3,359,870**	3,009,187
Interest payable		**33,834**	27,024	**31,747**	25,291
Other borrowings	V.18	**63,398**	52,164	**46,006**	52,164
Bonds issued	V.19	**60,173**	60,179	**60,173**	60,179
Deferred income tax liabilities	V.20	**1,104**	184	**30**	22
Other liabilities	V.21	**139,902**	134,665	**99,668**	111,641
Total liabilities		**4,907,459**	4,480,186	**4,042,503**	3,710,197
Minority interest	V.23	**29,560**	28,778	**—**	—
Shareholders' equity					
Share capital	V.24	**253,839**	209,427	**253,839**	209,427
Capital reserve	V.25	**76,549**	3,978	**75,889**	3,978
Surplus reserve	V.26	**10,380**	5,987	**10,380**	5,987
General reserve and regulatory reserve	V.27	**13,934**	5,109	**13,934**	5,109
Undistributed profits	V.28	**39,884**	12,585	**40,528**	12,585
Reserve for fair value changes of available-for-sale securities	V.29	**(2,439)**	(1,380)	**(2,439)**	(1,380)
Currency translation differences		**(3,677)**	(1,864)	**(3,661)**	(1,864)
Treasury shares	V.24	**(216)**	—	**—**	—
Total Shareholders' equity		**388,254**	233,842	**388,470**	233,842
Total liabilities and Shareholders' equity		**5,325,273**	4,742,806	**4,430,973**	3,944,039

The accompanying notes form an integral part of these financial statements.

Legal Representative and Chairman:
Xiao Gang

Deputy Chairman and President:
Li Lihui

Vice President in charge of Accounting Function:
Zhou Zaiqun

General Manager in charge of the Accounting Department:
Liu Yanfen

Income Statements

For the year ended 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

		Bank of China Group		Bank of China Limited	
	Note	**2006**	2005	**2006**	2005
Interest income	V.30; VI.5	**214,670**	167,345	**172,997**	138,739
Interest expense	V.30; VI.5	**(93,963)**	(66,940)	**(69,419)**	(53,500)
Net interest income		**120,707**	100,405	**103,578**	85,239
Net fee and commission income	V.31; VI.6	**14,323**	9,247	**9,760**	6,220
Net trading (losses)/gains	V.32; VI.7	**(3,779)**	4,482	**(3,792)**	2,642
Investment gains/(losses)	V.33; VI.8	**3,831**	(248)	**12,899**	10,167
Other operating income, net	V.34	**2,546**	2,142	**1,868**	692
		137,628	116,028	**124,313**	104,960
Operating and administrative expenses	V.35; VI.9	**(53,614)**	(45,604)	**(44,923)**	(38,518)
Business tax and surcharges	V.36	**(6,462)**	(5,680)	**(6,388)**	(5,604)
Operating profit		**77,552**	64,744	**73,002**	60,838
Non-operating income, net		**1,044**	1,381	**109**	723
Profit before impairment losses		**78,596**	66,125	**73,111**	61,561
Impairment losses	V.37; VI.10	**(11,587)**	(10,985)	**(13,812)**	(14,250)
Profit before tax		**67,009**	55,140	**59,299**	47,311
Income tax	V.38	**(19,857)**	(22,543)	**(16,802)**	(19,819)
Profit after tax		**47,152**	32,597	**42,497**	27,492
Minority interest		**(5,260)**	(5,105)	**—**	—
Net profit		**41,892**	27,492	**42,497**	27,492
Earnings per share for profit attributable to the equity holders of the Bank during the year (expressed in Renminbi per ordinary share)	V.39				
— Basic		**0.18**	0.15		
— Diluted		**0.18**	0.15		

The accompanying notes form an integral part of these financial statements.

Legal Representative and Chairman:
Xiao Gang

Vice President in charge of Accounting Function:
Zhou Zaiqun

Deputy Chairman and President:
Li Lihui

General Manager in charge of the Accounting Department:
Liu Yanfen

Statements of Changes in Shareholders' Equity

For the year ended 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

	Note	Bank of China Group								
	Note	Share capital	Capital reserve	Surplus reserve	General reserve and regulatory reserve	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Total
At 1 January 2006		209,427	3,978	5,987	5,109	12,585	(1,380)	(1,864)	—	233,842
Net profit		—	—	—	—	41,892	—	—	—	41,892
Issue of ordinary shares	V.24; V.25	44,412	72,567	—	—	—	—	—	—	116,979
Appropriation	V.26; V.27	—	—	4,393	8,828	(13,221)	—	—	—	—
Net change in fair value of available-for-sale securities	V.29	—	—	—	—	—	(1,059)	—	—	(1,059)
Dividends	V.28	—	—	—	—	(1,375)	—	—	—	(1,375)
Currency translation differences		—	—	—	—	—	—	(1,813)	—	(1,813)
Purchase of treasury shares	V.24	—	—	—	—	—	—	—	(216)	(216)
Others		—	4	—	(3)	3	—	—	—	4
At 31 December 2006		253,839	76,549	10,380	13,934	39,884	(2,439)	(3,677)	(216)	388,254

	Note	Bank of China Limited							
	Note	Share capital	Capital reserve	Surplus reserve	General reserve and regulatory reserve	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Total
At 1 January 2006		209,427	3,978	5,987	5,109	12,585	(1,380)	(1,864)	233,842
Net profit		—	—	—	—	42,497	—	—	42,497
Issue of ordinary shares	V.24; V.25	44,412	72,219	—	—	—	—	—	116,631
Appropriation	V.26; V.27	—	—	4,393	8,828	(13,221)	—	—	—
Net change in fair value of available-for-sale securities	V.29	—	—	—	—	—	(1,059)	—	(1,059)
Dividends	V.28	—	—	—	—	(1,375)	—	—	(1,375)
Currency translation differences		—	—	—	—	—	—	(1,797)	(1,797)
Others	V.25 (2)	—	(308)	—	(3)	42	—	—	(269)
At 31 December 2006		253,839	75,889	10,380	13,934	40,528	(2,439)	(3,661)	388,470

	Note	Bank of China Group and Bank of China Limited							
		Share capital	Capital reserve	Surplus reserve	General reserve and regulatory reserve	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Total
At 1 January 2005		186,390	—	3,140	419	17,373	(2,315)	344	205,351
Net profit		—	—	—	—	27,492	—	—	27,492
Issue of ordinary shares	V.24; V.25	23,037	3,964	—	—	—	—	—	27,001
Appropriation	V.26; V.27	—	—	2,847	4,690	(7,537)	—	—	—
Net changes in fair value of available-for-sale securities	V.29	—	—	—	—	—	935	—	935
Dividends	V.28	—	—	—	—	(26,937)	—	—	(26,937)
Adoption of equity accounting for investment in associates	V.28	—	—	—	—	2,194	—	—	2,194
Currency translation differences		—	—	—	—	—	—	(2,208)	(2,208)
Others		—	14	—	—	—	—	—	14
At 31 December 2005		209,427	3,978	5,987	5,109	12,585	(1,380)	(1,864)	233,842

The accompanying notes form an integral part of these financial statements.

Legal Representative and Chairman:
Xiao Gang

Vice President in charge of Accounting Function:
Zhou Zaiqun

Deputy Chairman and President:
Li Lihui

General Manager in charge of the Accounting Department:
Liu Yanfen

Cash Flow Statements

For the year ended 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

	Note	Bank of China Group	Bank of China Limited
Cash flow from operating activities			
Interest received		203,494	162,085
Commission received		16,872	10,779
Proceeds from recovery of bad debts previously written-off		3,589	1,201
Net increase in deposits from customers		391,645	350,683
Net decrease in due from and placements with banks and other financial institutions		5,266	9,966
Net increase in due to central banks		12,319	12,319
Net change in other operating items		12,442	3,858
Cash inflow from operating activities		645,627	550,891
Payment of interest on customer deposits and inter-bank balances		(84,379)	(60,189)
Commission paid		(2,816)	(1,027)
Payment to and on behalf of the employees		(27,399)	(22,845)
Payment of operating expenses and others		(17,564)	(15,343)
Income tax paid		(25,536)	(22,948)
Business and other taxes paid		(6,955)	(6,885)
Net increase in loans and advances to customers		(200,349)	(197,710)
Net increase in debt securities		(141,089)	(88,235)
Net increase in due from central banks		(69,063)	(75,634)
Net increase in precious metal		(12,559)	(12,755)
Net decrease in due to and placements from banks and other financial institutions		(23,852)	(33,907)
Net decrease in special purpose borrowings		(6,158)	(6,158)
Cash outflow from operating activities		(617,719)	(543,636)
Net cash inflow from operating activities	V.40; VI.11	27,908	7,255

	Note	Bank of China Group	Bank of China Limited
Cash flow from investing activities			
Proceeds from disposal of fixed assets and other assets		4,841	3,948
Proceeds from disposal of equity investments		3,078	1,095
Dividends received		201	7,192
Cash inflow from investing activities		8,120	12,235
Purchase of fixed assets and other assets		(7,425)	(6,214)
Acquisition of a subsidiary, net of cash acquired	V. 41	(5,373)	—
Increase of equity investments		(1,635)	(579)
Cash outflow from investing activities		(14,433)	(6,793)
Net cash (outflow)/inflow from investing activities		(6,313)	5,442
Cash flow from financing activities			
Proceeds from issuance of ordinary shares		117,423	116,767
Proceeds from minority shareholders of a subsidiary upon exercise of subsidiary share options		33	—
Proceeds from minority shareholders of subsidiaries		55	—
Cash inflow from financing activities		117,511	116,767
Payment of interest on bonds issued		(2,774)	(2,774)
Dividend paid to shareholders of the Bank		(1,375)	(1,375)
Dividend paid to minority shareholders		(3,391)	—
Purchases of treasury shares		(216)	—
Payment of share issuance costs		(413)	(413)
Cash outflow from financing activities		(8,169)	(4,562)
Net cash inflow from financing activities		109,342	112,205
Effect of foreign exchange rate changes on cash and cash equivalents		(8,105)	(3,483)
Increase in cash and cash equivalents		122,832	121,419
Cash and cash equivalents at 1 January 2006		397,112	275,623
Cash and cash equivalents at 31 December 2006	V.40; VI.11	519,944	397,042

The accompanying notes form an integral part of these financial statements.

Legal Representative and Chairman:
Xiao Gang

Vice President in charge of Accounting Function:
Zhou Zaiqun

Deputy Chairman and President:
Li Lihui

General Manager in charge of the Accounting Department:
Liu Yanfen

Notes to the Financial Statements

For the year ended 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

I GENERAL INFORMATION

Bank of China Limited ("the Bank") formerly known as Bank of China, is a state-controlled joint stock commercial bank, and was founded on 5 February 1912. From its formation until 1949, the Bank performed various functions of a central bank, foreign exchange bank and commercial bank specialising in trade finance. Following the founding of the People's Republic of China (the "PRC") in 1949, the Bank was designated as a specialized foreign exchange bank. Since 1994, the Bank has evolved into a state-owned commercial bank. In this regard, in accordance with the Master Implementation Plan for the Joint Stock Reform ("Joint Stock Reform Plan") approved by the State Council of the PRC, the Bank was converted into a joint stock commercial bank on 26 August 2004 and its name was changed from Bank of China to Bank of China Limited. The Joint Stock Reform Plan provided that the Bank retains all rights to the assets of and assumes all obligations relating to the liabilities of Bank of China.

In 2005, the Bank introduced overseas strategic investors. In March 2006, the Bank introduced the National Council for Social Security Fund as another strategic investor. In June 2006, the Bank issued ordinary H Share and A Share to oversea and domestic investor, and listed on the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange respectively. Central SAFE Investments Limited ("Huijin") owned 67.49% of the Bank's outstanding ordinary shares as at 31 December 2006.

The Bank is licensed as a financial institution by the China Banking Regulatory Commission (the "CBRC") (No. B10311000H0001) and is registered as a business enterprise with the State Administration of Industry and Commerce of the PRC (No. 1000001000134).

The Bank and its subsidiaries (collectively, "the Group") provide a full range of commercial banking, investment banking, insurance and related financial services to its customers in the PRC, Hong Kong Special Administrative Region of the PRC ("Hong Kong"), Macau Special Administrative Region of the PRC ("Macau") and other major international financial centers.

The Bank's principal regulator is the CBRC. The overseas operations of the Group are subject to the supervision of local regulators.

The Head Office of the Bank and its branches operating in the PRC are referred to as Domestic Operations. Branches and subsidiaries domiciled outside the PRC, including those located in Hong Kong and Macau, are referred to as Overseas Operations.

II BASIS OF PREPARATION AND CONSOLIDATION

1 Basis of preparation

The financial statements have been prepared based on the Accounting Standards for Business Enterprises, the Accounting System for Financial Institutions and other relevant accounting regulations applicable to the Group (referred to, collectively, as "2001 PRC GAAP"). Other relevant accounting regulations applicable to the Group include, among other things, Caikuaihan [2004] No. 61 "Response to Issues Concerning the Accounting Treatment of Debt Securities" issued by the Ministry of Finance (the "MOF").

The financial statements have been prepared on an accrual basis and under the historical cost convention, as modified by the revaluation to fair value of precious metals, trading and other debt securities at fair value through profit or loss, available-for-sale securities, equity investments held for trading, other liabilities at fair value through profit or loss and all derivative financial instruments. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and through the use of valuation techniques such as discounted cash flow models and option pricing models, as appropriate.

In February 2006, the MOF issued 38 new Accounting Standards for Enterprises as part of the PRC government's initiative to converge the PRC GAAP with International Financial Reporting Standards. These new standards, which are mandatory for all listed companies and optional for others, are effective for accounting periods commencing on or after 1 January 2007. The Group implements these standards, effective 1 January 2007. Management has preliminarily assessed the impacts of the new standards, which will affect the Bank's and the Group's financial performance and position as follows:

(1) Except for the equity investments held for trading in overseas operations, the Group currently accounts for equity investments at cost less impairment. Under the new standards, equity investments other than investments in subsidiaries, associates and investments held for trading are classified as available-for-sale securities. Management will classify and account for other equity investments as available-for-sale according to the new standards and those investments with active market quotation will be recorded at fair value with gains or losses reported in shareholders' equity.

(2) The Group currently accounts for investment properties at historical cost less accumulated depreciation and impairment. Under the new standards, these assets can either be measured at fair value or at cost. The method cannot be changed once it is selected by management. Management will elect to account for investment properties using fair value.

(Amount in millions of Renminbi, unless otherwise stated)

II BASIS OF PREPARATION AND CONSOLIDATION (Continued)

1 Basis of preparation (Continued)

(3) The Group currently accounts for the early retirement benefits on a cash basis when paid. Under the new standards, early retirement benefits will be accounted for as a liability at actuarially determined value of future obligations to employees who accepted an early retirement arrangement, with changes in the value reported in the income statement.

(4) The Bank currently accounts for its investment in subsidiaries using equity accounting method in the Bank's financial statements. Under the new standards, these investments are stated at cost in the Bank's financial statements.

2 Basis of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries. The principal subsidiaries of the Bank are detailed in Note IV, "Subsidiaries".

The Group fully consolidates its subsidiaries from the date on which control is transferred to the Group and de-consolidates them from the date that control ceases. All significant inter-company balances, transactions and unrealized profits or losses are eliminated on consolidation. Minority interests represent the interests of minority shareholders in the operating results and net assets of the Bank's subsidiaries.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets (including intangible assets) acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The difference of the cost of acquisition and the fair value of the Group's share of the identifiable net assets acquired is recorded as equity investment difference.

Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

3 Segment Reporting

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

1 Accounting year

The accounting year of the Group is from 1 January to 31 December.

2 Foreign currency translation

The consolidated financial statements are presented in Renminbi ("RMB"). Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions are recognized directly in the income statement. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date exchange rates. Income and expense items denominated in foreign currencies are translated at average exchange rates. The differences arising from translation are recognized in the income statement.

The results and financial position of all group entities that have a functional currency different from RMB are translated into RMB as follows:

i. assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

ii. income and expenses for each income statement are translated at average exchange rates; and

iii. all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and monetary items that are part of the net investment in foreign entities are recognized in equity. When a foreign entity is sold, these exchange differences are recognized in the income statement, as part of the gain or loss on sale.

The equity investment difference arising on the acquisition of a foreign entity is treated as assets and liabilities of the foreign entity and is translated at the closing rate.

3 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with an original maturity of less than three months, including cash, non-restricted balances with central banks, due from banks, placements with banks and other financial institutions, and short-term bills.

(Amount in millions of Renminbi, unless otherwise stated)

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

4 Precious metals and precious metals swaps

Precious metals comprise gold, silver and other precious metals traded in international and domestic markets. All precious metals are initially recognized at cost and subsequently re-measured at their respective market prices at the balance sheet date. Mark-to-market gains or losses related to precious metals are recognized in the income statement.

The Group receives all risks and rewards of ownership related to bullion deposited with the Group as bullion deposits, including the right to freely pledge or transfer. The Group records the gold bullion received as an asset. A liability reflecting the obligation to return gold bullion deposited is recorded at fair value with unrealized profit or loss recognized in the income statement.

Gold bullion and other precious metals sold subject to linked repurchase agreements are not de-recognized and the related counter-party liability is recorded as Due to banks, Placements from banks and other financial institutions, or Due to central banks, as appropriate.

5 Debt securities

Trade-date

Transactions involving debt securities are recognized on the trade-date, the date on which the Group is committed to purchase or sell the asset.

Classification

Pursuant to Caikuaihan [2004] No. 61 "Response to Issues Concerning Accounting Treatment of Debt Securities" issued by the MOF, the Group classifies its debt securities into four categories: debt securities at fair value through profit or loss, loans and receivables, held-to-maturity and available-for-sale. Loans and receivables, held-to-maturity securities and available-for-sale securities are reported under "Debt Securities" in the balance sheet. All debt securities are initially measured and recognized at cost.

(1) *Trading and other securities at fair value through profit or loss*

Trading and other securities at fair value through profit or loss include (i) securities that are acquired for the purpose of generating profits from short-term price fluctuations, and (ii) securities that are irrevocably designated at the time of purchase as fair value through profit or loss. These securities are measured at their fair values at the balance sheet date and any unrealized gains or losses arising from changes in fair value are recognized in the income statement.

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

5 Debt securities (Continued)

Classification (Continued)

(2) *Loans and receivables*

Debt securities with fixed maturities and fixed or determinable payments, which are not quoted in an active market, are classified as loans and receivables. Loans and receivables are carried at amortized cost using the effective interest method, less allowances for impairment losses.

(3) *Held-to-maturity securities*

Debt securities with fixed or determinable payments and fixed maturity that are traded in active markets and with respect to which the Group's management has both the positive intention and the ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost using the effective interest method, less allowances for impairment losses.

(4) *Available-for-sale securities*

Available-for-sale securities include securities that are either designated as such or are not classified in any of the other categories. Available-for-sale securities are re-measured at fair value at the balance sheet date. Unrealized gains and losses arising from changes in the fair value of available-for-sale securities are recognized in equity. When available-for-sale securities are disposed of or impaired, the related accumulated fair value adjustments are transferred to the income statement.

Impairment of debt securities

The Group assesses at each balance sheet date whether there is objective evidence that a debt security is impaired. A debt security is impaired, and impairment losses are recognized, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that the loss event has an impact on the estimated future cash flows of the debt security that can be reliably estimated. Impairment loss is measured as the difference between the security's carrying amount or amortized cost, as appropriate to its classification, and the present value of its estimated future cash flows, and is charged through the income statement. Objective evidence includes, among other things, significant financial difficulty of an issuer, a breach of contract such as default or delinquency or disappearance of an active market because of financial difficulties.

(Amount in millions of Renminbi, unless otherwise stated)

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

5 Debt securities (Continued)

Impairment of debt securities (Continued)

If any such evidence of impairment exists for available-for-sale debt securities, the cumulative loss, measured as the difference between the acquisition cost (less payment of principal and amortisation) and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement, is removed from equity and recognized in the income statement.

If, in a subsequent period, the fair value of a debt security classified as available-for-sale increases and the increase can be objectively related to an event including improvement in debtor's credit rating occurring after the impairment loss was recognized, the impairment loss is reversed through the income statement.

6 Derivative financial instruments

A derivative is a financial instrument or other contract that meets the following criteria:

— Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable;

— It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in those market factors; and

— It is settled at a future date.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The gains or losses from the valuation of the financial instruments as a result of the fluctuation of their fair value are recorded in the income statement of the current period. Derivatives with a positive fair value are reflected in the balance sheet as Derivative financial instrument assets and those with a negative fair value as derivative financial instrument liabilities.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognizes profits on day one.

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

6 Derivative financial instruments (Continued)

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in the income statement.

7 Discounted bills and Bills re-discounting

Discounted bills

Discounted bills are presented as "Loans and advances to customers" at their face values, net of unamortized deferred revenue. Deferred revenue, representing the difference between the amount of cash advanced and the face value, is accreted into interest income through the maturity date using the effective interest method.

Bills re-discounting

The Group transfers (or "re-discounts") trade bills to other banks and financial institutions. These trade bills are de-recognized when all risks and rewards have been transferred. When the criteria for de-recognition have not been met, the related transactions are accounted for as secured borrowings and an obligation is recorded as placements from banks and other financial institutions or Due to central banks, as appropriate.

8 Loans and advances to customers

Loans originated by the Group are initially recorded at the amount advanced, and are subsequently carried at amortized cost using the effective interest method in the balance sheet.

Loans originated by the Group are classified as either accrual loans or non-accrual loans. When either the principal or the interest receivable relating to loans becomes overdue for more than 90 days, such loans are classified as non-accrual loans and the accrual of interest ceases. All other loans are classified as accrual loans. When the Group ceases to accrue interest on a loan, the outstanding amount of accrued interest receivable in respect of the loan is reversed through interest income. These amounts are then recorded in off-balance sheet memorandum accounts. Subsequently, any cash receipts from the borrower are first used to reduce the principal balance and interest income is only recognized when the principal amount is fully repaid. Non-accrual loans may be reinstated to accrual status when all past due principal and interest have been brought current and there is objective evidence that the borrower has the ability to make future principal and interest repayments as and when they fall due.

The Group de-recognizes loans when substantially all of the risks and rewards of the underlying loans have been transferred to the purchasers of the loans without recourse.

(Amount in millions of Renminbi, unless otherwise stated)

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

9 Allowance for loan losses and bad debt write-offs

(1) *Allowance for loan losses*

The Group assesses whether there is objective evidence that a loan or group of loans is impaired at each balance sheet date. The Group assesses impairment individually on loans that are individually significant, and individually or collectively on those loans that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a portfolio of loans with similar credit risk characteristics and collectively assesses them for impairment. A loan or group of loans is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan and that event has an adverse impact on the estimated future cash flows of the loan or the group of loans that can be reliably estimated. The objective evidence that a loan or group of loans is impaired includes, but is not limited to, overdue payments of interest or principal and significant financial difficulties experienced by the borrower.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the loan's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the loan's original contractual effective interest rate. The amount of the loss is recognized in the income statement. If a loan has a variable interest rate, the discount rate for measuring loan impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralized loan reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

If, in a subsequent accounting period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized such as an improvement in the debtor's credit rating, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in the income statement.

(2) *Loan write-offs*

When a loan is uncollectible, it is written off against the related allowances for loan impairment. Such loans are written off after all the necessary approval procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are reversed through the allowances for loan impairment in the income statement.

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

10 Equity investments

Classification

Equity investments comprise investments in subsidiaries by the Bank, investments in associates, investment in joint ventures, equity investments held for trading and other equity investments.

(1) *Investment in subsidiaries*

Subsidiaries are those entities in which the Bank, directly or indirectly, controls more than 50% of the equity voting rights or has the ability to control the financial and operating policies of the entities so as to generate gains from their operating activities. Investment in subsidiaries is accounted for by the Bank using the equity method.

The basis of consolidation of the subsidiaries' financial statements is contained in Note II "Basis of Preparation and Consolidation".

(2) *Investment in associates*

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The Group's investment in associates includes equity investment differences arising on acquisition, which will be amortized over a period of no more than 10 years.

The Group's share of the post-acquisition profits or losses of associates is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements in reserves are adjusted against the cost of the investment according to the Group's investment percentage. When the Group's share of losses in an associate equals to or exceeds its interest in the associate, the Group does not recognize further losses unless the Group has incurred obligations or made payments on behalf of the associates.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(Amount in millions of Renminbi, unless otherwise stated)

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

10 Equity investments (Continued)

Classification (Continued)

(3) *Investment in joint ventures*

Joint ventures exist where the group has a contractual arrangement with one or more parties to undertake activities, which are subject to joint control. These activities typically, though not necessarily, are undertaken through separately established entities. Investment in joint ventures is accounted for using the equity method of accounting and is initially recognized at cost.

Under the equity method of accounting, the attributable share of the investee's post-acquisition net profit or loss for the period is recognized as an investment gains or losses and the carrying amount of the investment is adjusted accordingly. When the Group's share of losses in a joint venture equals or exceeds its interest in the joint venture, the Group does not recognize further losses unless the Group has incurred obligations or made payments on behalf of the joint venture. Cash dividends declared by an investee are accounted for as a reduction in the carrying amount of the investment.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group's interest in the joint ventures; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(4) *Equity investments held for trading*

Equity investments held for trading by the Bank's subsidiaries are measured at their fair value at the balance sheet date and any unrealized gains and losses arising from changes in fair value are recognized in the income statement.

(5) *Other equity investments*

Equity investments of the Group other than those described in (1) to (4) above, are presented in the balance sheet at cost less impairment.

Impairment of equity investments

The Group assesses at each balance sheet date whether there is objective evidence that an equity investment is impaired. A significant or prolonged decline in the estimated recoverable amount of the equity investment below its cost is the principal evidence considered in determining whether the asset is impaired. If any such objective evidence exists, the difference between the carrying value and the recoverable amount is recognized in the income statement. If, in a subsequent period, the recoverable amount of an equity investment increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the income statement.

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

11 Fixed assets and depreciation

(1) *Buildings, land use rights, improvements, equipment and motor vehicles*

Fixed assets include buildings, land use rights, improvements, equipment and motor vehicles used in the Group's operations which have useful lives of more than one year. Buildings comprise principally branch and office premises. Fixed assets are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the fixed assets. In connection with the Joint Stock Reform Plan, the Bank revalued its assets and adjusted the book value of fixed assets, based on revaluation results approved by the MOF.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their estimated residual values over their estimated useful lives as follows:

	Estimated useful lives
Buildings	15–50 years
Land use rights	10–70 years
Improvements	Shorter of economic useful life or remaining lease term
Equipment	3–15 years
Motor vehicles	4–6 years

On each balance sheet date, the estimates of the residual amounts and the remaining useful lives of the fixed assets are reviewed and adjusted to reflect any change in estimate, for the purpose of calculating depreciation.

Subsequent costs are included in an asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

If the recoverable amount of a fixed asset is lower than its carrying amount, an impairment loss is recognized in the income statement, it is written down immediately to its recoverable amount. The recoverable amount of a fixed asset is the higher of the net proceeds from the disposal less costs to sell and estimated value in use. When an impairment allowance is made, the depreciation is calculated based on the adjusted book value and the remaining useful life of the asset. If the recoverable amount of a fixed asset becomes higher than its carrying amount, the impairment loss recognized in prior periods are reversed through the income statement, to the extent not exceeding the amount of impairment loss originally provided.

When fixed assets are disposed of, the related proceeds, net of the carrying amounts of the related fixed assets and relevant taxes and expenses are recorded in non-operating income or expense.

(Amount in millions of Renminbi, unless otherwise stated)

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

11 Fixed assets and depreciation (Continued)

(2) *Aircraft*

Aircraft are stated at cost less accumulated depreciation and any impairment loss. The cost of aircraft is stated net of manufacturers' credits. Modifications, improvements and all other costs associated with maintaining the aircraft in a serviceable state are capitalized.

Aircraft are depreciated using the straight-line method over a period of 25 years being the expected useful life less the years of their service at the time of purchase to a 15% residual value.

Aircraft are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Gains and losses on disposal of the aircraft are determined by comparing proceeds with carrying amount, relevant taxes and expenses. These are included in the income statement.

12 Construction in progress

Construction in progress represents assets under construction or being installed and is stated at cost. Cost includes equipment cost, cost of construction, installation and other direct costs. Items classified as construction in progress are transferred to fixed assets when such assets are ready for their intended use, and the depreciation charge commences from the following month after such assets are transferred to fixed assets.

Impairment losses are recognized for idle projects with respect to which management has determined that resumption is not probable, including those projects that are subject to litigation. The impairment loss is equal to the extent to which the estimated recoverable amount of a specific project is less than its carrying amount. Impairment losses are charged to the income statement. If the recoverable amount of construction in progress becomes higher than its carrying amount, the impairment loss recognized in prior periods are reversed through the income statement, to the extent not exceeding the amount of impairment loss originally provided.

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

13 Other assets

(1) *Foreclosed assets*

Foreclosed assets are recognized initially at a value equal to the collateralized amount of the related outstanding loan principal plus the accrued interest. Subsequently, foreclosed assets are presented in the balance sheet at their initial recognition amount less impairment.

The maintenance costs of foreclosed assets are recorded as non-operating expense as incurred. Expenses incurred in the disposal of the foreclosed assets are netted off against the proceeds of disposal.

The Group periodically reviews foreclosed assets for objective evidence of impairment. A foreclosed asset is considered to be impaired when its estimated net realisable value is lower than its carrying value. The impairment loss, being the difference between the anticipated net realisable value and the carrying amount, is charged to the income statement.

(2) *Intangible assets*

Other intangible assets principally comprise options and firm orders for aircraft and computer software. Intangible assets are stated at cost less accumulated amortisation and impairment. Options and firm orders for aircraft which arose from the acquisition of a subsidiary are initially recorded at fair value at the date of acquisition. The value of such options and firm orders, which are not amortized, will be added to the cost of aircraft when the related aircraft are purchased. Other intangible assets are amortized on a straight-line basis from the month of acquisition over the shorter of their effective beneficial lives or estimated useful period and is recognized in the income statement.

When the estimated recoverable amount of a specific intangible asset is lower than its carrying amount as a result of the progress of new technology, an impairment loss is recognized in the income statement. If the recoverable amount of an intangible asset becomes higher than its carrying amount, the impairment loss recognized in prior periods are reversed through the income statement, to the extent of any impairment loss previously recognized.

(Amount in millions of Renminbi, unless otherwise stated)

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

13 Other assets (Continued)

(3) *Debt-for-equity swaps*

Debt-for-equity swaps are equity investments of Domestic Operations acquired through the debt-for-equity swap schemes and are managed by China Orient Asset Management Corporation. Pursuant to Caibanjin [2001] No. 198 "Decisions on Issues relating to the Accounting Treatment of Debt-for-equity Swaps" and Caijinhan [2002] No. 6 "Letter Concerning the Treatment of Debt-for-equity Swaps of Banks" issued by the MOF, debt-for-equity swaps are initially recognized at amounts equivalent to the outstanding principal balance plus accrued interest of the related loan. Overdue interest of the loan recorded in the memorandum account is only recognized as income in the income statement on a cash received basis. Debt-for-equity swaps are presented in the balance sheet at original cost less impairment and are included in "Other assets", with impairment losses included in the income statement.

(4) *Long-term prepaid expenses*

Long-term prepaid expenses comprise principally prepaid rentals of which the beneficial period is more than one year and other deferred expenses with an amortisation period of more than one year. Prepaid rentals are amortized over the respective lease periods on a straight line basis. Other long-term prepaid expenses are amortized on a straight-line basis over the effective benefit period.

When there is evidence that the Group will no longer realize economic benefits from long-term prepaid expenses, the unamortized amount is charged to the income statement immediately.

(5) *Other receivables and advances*

The Group carries out a regular assessment and analysis of the recoverability of other receivables and advances. When the estimated recoverable amount of other receivables and advances is lower than the carrying amount, an allowance for impairment is recorded in the income statement.

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

14 Repurchase agreements, agreements to re-sell and securities lending

Agreements to re-sell ("Reverse repos") refer to debt securities, bills purchased from a counter-party with a related obligation to re-sell to the counter-party at a pre-determined price on a specified future date under a resale agreement. Reverse repos are initially recorded in the balance sheet under "Due from and placements with banks and other financial institutions" at the actual amount paid to counter-parties. The assets purchased under the resale agreements are treated as collateral, and not recorded in the balance sheet.

Repurchase agreements ("Repos") refer to debt securities and bills sold to a counter-party with a related obligation to repurchase them at a pre-determined price on a specified future date under a repurchase agreement. Repos are initially recorded in the balance sheet under "Due to and placements from banks and other financial institutions" or "Due to central banks" at the actual amounts received from the counter-parties. The assets sold subject to repurchase agreements are not derecognized and are recorded on the balance sheet as "Debt securities" and "Loans and advances to customers".

The differences in prices for purchases and sales are recognized as interest income or expense in the income statement using the effective interest method.

Securities lending transactions are generally secured, with collateral taking the form of securities or cash advanced or received. Securities lent to counterparties are retained in the financial statements. Cash collateral advanced or received is recorded as an asset or a liability respectively.

15 Borrowings

Borrowings mainly include Special purpose borrowings and Bonds issued.

Borrowings are recognized initially at fair value, being their issue proceeds (fair value of consideration received), net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between proceeds, net of transaction costs, and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

If the Group purchases its own debt, it is de-recognized from the balance sheet, and the difference between the carrying amount of a liability and the consideration paid is included in the income statement.

(Amount in millions of Renminbi, unless otherwise stated)

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

16 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

17 Staff welfare benefits

(1) *Defined contribution plans*

In accordance with the policies of relevant state and local governments, domestic employees participate in various defined contribution retirement schemes managed by local Labour and Social Security Bureaus. Domestic Operations contribute to pension and insurance schemes administered by the local pension and insurance agencies using applicable contribution rates of the pension and insurance schemes stipulated in the relevant local regulations. Upon retirement, the local Labour and Social Security Bureaus are responsible for the payment of the basic retirement benefits to the retired employees. In addition to these basic staff pension schemes, domestic employees also voluntarily participate in a contribution retirement benefit program established by the Bank in 2005 in accordance with the relevant government policy on corporate annuity plan (the "Annuity Plan"). The Bank contributes to the Annuity Plan based on certain percentage of the employees' gross salaries.

All eligible employees in Overseas Operations participate in local defined contribution schemes. Overseas Operations contribute to these defined contribution plans based on a certain percentage of the employees' basic salaries.

Contributions made by the Group to defined contribution plans are recorded as an expense in the income statement as incurred. The Group has no further legal obligation to pay additional pensions even if the pension plans/funds (including the Annuity Plan) in which the Group's employees participate are not sufficient to provide all benefits that the employees are entitled to for the services they have provided in the current period or previous periods.

Forfeited contributions by those employees who leave the scheme prior to the full vesting of their contributions are used to reduce the existing level of contribution or the expense of the scheme, or retained in the Annuity Plan according to the defined contribution plans in each jurisdiction.

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

17 Staff welfare benefits (Continued)

(2) *Defined benefit plans*

Following the Bank's conversion into a joint stock company and in accordance with relevant PRC government policies, the supplemental retirement obligations of the Bank, which include supplemental pension payments and medical insurance to employees who retired on or before 31 December 2003 are calculated annually by actuaries employed by the Bank using the projected unit credit method and recorded as a liability under "Other liabilities" in the balance sheet. The present value of the liability is determined through estimated future cash outflows using interest rates of RMB treasury bills which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses, changes in actuarial assumptions and amendments to pension plans are charged or credited to the consolidated income statement immediately as they occur. Past-service costs are recognized immediately in the income statement.

(3) *Early retirement benefits*

Early retirement benefits are paid to those employees who accept voluntary redundancy arrangements and retire before the normal retirement dates as approved by the Bank. These benefits include payment to early retirement pension, social welfare benefits, medical benefits and contributions to the Annuity Plan covering the period from the date of the early retirement of these employees to the date of their respective official retirement age. The early retirement benefit payments are recorded in the income statement on cash basis.

Early retired employees are also entitled to basic government pension benefit and make withdrawals from the Annuity plan when they reach the age of retirement regulated by the government.

(4) *Housing funds*

Pursuant to local government regulations, all domestic employees participate in various local housing funds administered by local governments. Domestic Operations contribute on a monthly basis to these funds based on certain percentages of the salaries of the employees. These payments are expensed as incurred.

(Amount in millions of Renminbi, unless otherwise stated)

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

17 Staff welfare benefits (Continued)

(5) *Share-based compensation*

(i) *Equity settled share-based compensation schemes*

The Group operates a number of equity-settled share-based compensation schemes. The fair value of the employee services received in exchange for the grant of the options under these schemes is recognized as an expense over the vesting period, with a corresponding increase in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. The fair value of the equity instruments is measured at grant date, and is not subsequently re-measured. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(ii) *Cash settled share-based compensation schemes*

The Bank also operates a cash-settled, share appreciation rights plan. The related cost of services received from the employees and the liability to pay for such services are measured at fair value and recognized over the vesting period as the employees render services. Fair value is established at the grant date and until the liability is settled, the fair value is re-measured at each reporting date with any changes in fair value recognized in profit or loss for the period. Fair value is determined by using an appropriate valuation model.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the rights granted, excluding the impact of any non-market vesting conditions. Non-market conditions are included in the assumptions about the number of rights that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of rights that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to liability.

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

17 Staff welfare benefits (Continued)

(6) *Bonus plans*

The Group recognizes a liability and an expense for bonuses, taking into consideration business performance and profit attributable to the Bank's equity-holders. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

18 Share capital

(1) *Share issue costs*

Incremental costs directly attributable to the issue of new ordinary shares are shown in equity as a deduction, net of tax from the proceeds.

(2) *Dividends*

Dividends on ordinary shares are recognized in equity in the period in which they are approved by the Bank's Board of Directors, and recognized in liabilities after they are approved by the Annual General Meetings. Dividends that are declared after the balance sheet date are addressed in the subsequent event note to the financial statements.

(3) *Treasury share*

Where the Bank or other members of the Group purchase the Bank's ordinary shares, the treasury shares are recorded at the amount of consideration paid and deducted from total shareholders' equity until they are cancelled, sold or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

19 Interest income and interest expense

Interest income and interest expense are recognized in the income statement using the effective interest method except in the case of non-accrual loans, where interest is credited to off-balance sheet memorandum account.

(Amount in millions of Renminbi, unless otherwise stated)

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

19 Interest income and interest expense (Continued)

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. The Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the effective interest rate, including transaction costs and all other premiums or discounts.

20 Fee and commission income

Fees and commissions are recognized on an accrual basis when the related service has been provided.

Loan commitment fees for loan that are likely to be drawn down are deferred (together with related direct costs) and recognized as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognized as revenue when the related syndication arrangement has been completed and the Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as that of other participants.

Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are generally recognized on completion of the underlying transaction.

Portfolio and other management advisory service fees are recognized based on the applicable service contracts, usually on a time proportionate basis. Fund management fees and custodian service fees are recognized when the service is provided.

21 Leases

(1) *Operating leases*

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. As a lessee, the total payments made under operating leases (net of any incentives received from the lessor) which include land use rights with payments that are separately identifiable at inception of the lease are charged to the income statement on a straight-line basis over the period of the lease.

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

21 Leases (Continued)

(1) *Operating leases (Continued)*

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

Where the Group is the lessor, the assets subject to the operating lease are accounted for as fixed assets. Rental income from operating leases is recognized on a straight-line basis over the lease term.

(2) *Finance lease*

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance lease. Finance lease are capitalized at the present value of the minimum lease payments at the inception of the lease team. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the income statement.

When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivables and the present value of the receivables is recognized as unearned finance income.

Lease income is recognized over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

22 Taxation and accounting treatment for income tax

(1) *Taxation*

Income tax applicable to the Group's Domestic Operations is provided for at 33% and income tax of the Group's Overseas Operations is calculated subject to the relevant local tax regulations and tax rates. Pursuant to "Provisional Regulation for the Income Tax of Overseas Income (Revised)" issued by the MOF and National Tax Bureau, overseas subsidiaries and profits remitted from overseas branches are taxed in China at a fixed rate of 16.5%. Other taxes principally relate to business tax levied at 5% of the revenue from domestic operation's financial services activities. The revenue from financial services activities which is subject to business tax mainly includes interest income from loans, gains and losses from disposal of financial instruments, fees and commissions and other income from financial services activities.

(Amount in millions of Renminbi, unless otherwise stated)

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

22 Taxation and accounting treatment for income tax (Continued)

(2) *Accounting treatment for income tax*

The Group accounts for its income tax using the deferred tax method. Deferred income tax is provided in full, using the liability method, on timing differences. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the financial statements. The principal timing differences arise from loan loss provisions, impairment allowance for other assets, fair value change of trading securities and derivative financial instruments and fixed asset depreciation. The tax impact of the timing differences are accounted for using the tax rate currently applicable to the Group.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the timing differences can be utilized.

Deferred income tax is provided on timing differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the timing differences can be controlled and it is probable that the difference will not reverse in the foreseeable future.

23 Fiduciary activities

The Group commonly acts as a custodian, trustee or in other fiduciary capacities, that result in its holding or placing of assets on behalf of securities investment funds, social security funds, insurance companies, qualified foreign institutional investors, annuity schemes and other institutions. These assets are excluded from these financial statements, as they are not assets of the Group.

The Group also administers entrusted loans on behalf of third-party lenders. In this regard, the Group grants loans to borrowers, as an intermediary, at the direction of third-party lenders, who fund these loans. The Group has been contracted by these third-party lenders to manage the administration and collection of these loans on their behalf. The third-party lenders determine both the underwriting criteria for and all terms of the entrusted loans, including their purpose, amounts, interest rates, and repayment schedule. The Group charges a commission related to its activities in connection with the entrusted loans, but the risk of loss is borne by the third-party lenders. Entrusted loans are not recognized in the financial statements of the Group.

III PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

24 Acceptances

Acceptances comprise undertakings by the Group to pay bills of exchange drawn on customers. The Group expects most acceptances to be settled simultaneously with the reimbursement from the customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as contingent liabilities and commitments.

25 Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that an outflow of economic resources will be required or the amount of the outflow of economic resources cannot be measured reliably.

A contingent liability is not recognized as a provision but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision (Note III. 16, "Provisions").

26 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

27 Reclassification

Certain items in the comparative period have been reclassified to be consistent with the presentation of the current year financial statements.

(Amount in millions of Renminbi, unless otherwise stated)

IV SUBSIDIARIES

As at 31 December 2006, all the principal subsidiaries set out below are consolidated. All holdings are in the ordinary share capital of the undertaking concerned. The table below sets out the paid up capital of and the effective equity investment in the Bank's directly and indirectly controlled subsidiaries.

Name	Place of incorporation/ establishment	Equity held (%)	Registered capital Paid-in capital (in millions)	Principal business
Directly controlled				
BOC Hong Kong (Group) Limited	Hong Kong	100.00	HKD34,806	Holding company
BOC International Holdings Limited	Hong Kong	100.00	HKD3,539	Investment banking
Bank of China Group Insurance Company Limited	Hong Kong	100.00	HKD1,269	Insurance services
Bank of China Group Investment Limited	Hong Kong	100.00	HKD200	Investment holding
Tai Fung Bank Limited	Macau	50.31	MOP1,000	Commercial banking
Indirectly controlled				
BOC Hong Kong (Holdings) Limited[1]	Hong Kong	65.87	HKD52,864	Holding company
Bank of China (Hong Kong) Limited	Hong Kong	65.87	HKD43,043	Commercial banking
Nanyang Commercial Bank Limited	Hong Kong	65.87	HKD600	Commercial banking
Chiyu Banking Corporation Limited[2]	Hong Kong	46.43	HKD300	Commercial banking
BOC Credit Card (International) Limited	Hong Kong	65.87	HKD480	Credit card services
BOC Group Trustee Company Limited[3]	Hong Kong	76.31	HKD200	Provision of trustee services
Singapore Aircraft Leasing Enterprise Pte. Limited[4]	Singapore	100.00	USD308	Aircraft leasing

(1) Listed on the Stock Exchange of Hong Kong Limited.

(2) Bank of China (Hong Kong) Limited holds 70.49% of the voting share of this company.

(3) Bank of China (Hong Kong) Limited, Nanyang Commercial Bank Limited, Chiyu Banking Corporation Limited and BOC International Holdings Limited hold 54%, 6%, 6% and 34% shares of this company respectively.

(4) On 15 December 2006, the Group acquired 100% of the share capital of Singapore Aircraft Leasing Enterprise Pte. Ltd ("SALE") (See Notes V.41) through its wholly owned subsidiary in Hong Kong, the consideration paid is USD978 million.

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Due from central banks

	31 December 2006	31 December 2005
Settlement account balances with the PBOC	**95,914**	89,124
Due from overseas central banks	**5,862**	25,787
Sub-total[1]	**101,776**	114,911
RMB statutory deposit reserve with the PBOC	**254,381**	182,825
Foreign currency statutory deposit reserve with the PBOC	**17,913**	13,595
Fiscal deposits with the PBOC	**3,331**	3,355
Statutory deposit reserve with overseas central banks	**2,230**	2,255
Sub-total[2]	**277,855**	202,030
Total	**379,631**	316,941

(1) As at 31 December 2006, Due from central banks included in "Cash and Cash equivalents" amounted to RMB101,776 million (2005: RMB108,149 million). Refer to Note V.40.

(2) Domestic Operations are required to place an RMB statutory deposit reserve, a foreign currency statutory deposit reserve and a fiscal deposit with the PBOC. At 31 December 2006, the required reserve ratio for customer deposits denominated in RMB is 9% (2005: 7.5%); the required reserve ratio for customer deposits denominated in foreign currencies is 4% (2005: 3%). The fiscal deposit of Domestic Operations comprises funds from government agencies, and proceeds of bonds issued on behalf of the MOF. The foreign currency deposit reserve and fiscal deposits placed with the PBOC are non-interest bearing.

The mandatory reserve funds are not available for use in the Group's day to day operations.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Trading and other debt securities at fair value through profit or loss

	31 December 2006	31 December 2005
Trading		
Government	**17,802**	19,116
Public sector and quasi-government	**1,032**	2,095
Financial institution	**22,644**	30,599
Corporate	**4,204**	4,179
Sub-total	**45,682**	55,989
Other debt securities at fair value through profit or loss (designated at initial recognition)		
Government	**20,444**	10,704
Public sector and quasi-government	**8,559**	12,974
Financial institution	**30,225**	19,979
Corporate	**5,724**	7,625
Sub-total	**64,952**	51,282
Total	**110,634**	107,271

Included in other debt securities at fair value through profit or loss are debt securities with respect to which the Group has established economic hedges using derivative instruments. Gains and losses arising on the derivatives are intended to substantially offset the gains and losses arising on these securities, which might have otherwise been classified as "available-for-sale" or "held-to-maturity" securities. The Group designated such debt securities at fair value through profit or loss at initial recognition.

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Derivative financial instruments

The Group enters into the following foreign currency exchange rate or interest rate related derivative financial instruments for trading, asset and liability management and on behalf of customers:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Foreign currency and interest rate futures are contractual obligations to receive or pay a net amount based on changes in currency rates or interest rates or buy or sell a foreign currency or interest rate financial instrument on a future date at an agreed price in the financial market under the administration of the stock exchanges. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an exchange of currencies or interest rates (for example, fixed rate for floating rate) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swaps contracts, no exchange of principal takes place.

Foreign currency and interest rate options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right , but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument at a predetermined price. In consideration for the assumption of foreign exchange or interest rate risk, the seller receives a premium from the purchaser. Options may be either negotiated over-the-counter ("OTC") between the Group and its counterparty or exchange-traded.

The contractual/notional amount and fair values of derivative instruments held by the Group are set out in the following table. The contractual/notional amounts of financial instruments provide a basis for comparison with fair value instruments recognized on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in market foreign exchange rate, market interest rates or equity/commodity prices relative to their terms. The aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Derivative financial instruments (Continued)

The fair values of derivatives that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models. To the extent practical, models use only observable data, such as interest rate and foreign currency exchange rates, however areas such as credit risk (both own and counterparty's), volatilities and correlations require management to make estimates. Changes in such observable data and assumptions about these factors could affect reported fair value of financial instruments.

At 31 December 2006	Contractual/ notional amount	Fair values	
		Assets	Liabilities
Exchange rate derivatives			
Currency forwards and swaps[1]	993,008	11,860	(4,974)
Currency options purchased[2]	187,446	5,735	—
Currency options written	38,272	—	(419)
Sub-total		17,595	(5,393)
Interest rate derivatives			
Interest rate swaps	369,093	4,236	(4,832)
Cross-currency interest rate swaps	34,793	1,532	(2,932)
Interest rate options purchased	41,151	592	—
Interest rate options written	48,939	—	(161)
Interest rate futures	14,675	40	(9)
Sub-total		6,400	(7,934)
Equity derivatives	10,572	453	(390)
Precious metal derivatives	10,520	389	(606)
Total derivative financial instrument assets/ (liabilities) (Note V.15)		24,837	(14,323)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Derivative financial instruments (Continued)

At 31 December 2005	Contractual/ notional amount	Fair values Assets	Fair values Liabilities
Exchange rate derivatives			
Currency forwards and swaps[1]	563,397	6,991	(4,813)
Currency options purchased[2]	176,643	3,781	—
Currency options written	19,369	—	(374)
Sub-total		10,772	(5,187)
Interest rate derivatives			
Interest rate swaps	361,332	3,132	(5,246)
Cross-currency interest rate swaps	39,427	1,735	(4,131)
Interest rate options purchased	11,584	148	—
Interest rate options written	98,994	—	(215)
Interest rate futures	14,939	28	(34)
Sub-total		5,043	(9,626)
Equity derivatives	15,442	14	(7)
Precious metal derivatives	21,008	979	(932)
Total derivative financial instrument assets/ (liabilities) (Note V.15)		16,808	(15,752)

(1) Since 2005, the Bank has entered into foreign exchange swap transactions with the PBOC to manage its assets and liabilities. Under these agreements, the PBOC sold USD to the Bank in spot transactions for RMB and agreed to buy back the USD after one year or three years at agreed exchange and swap rates, which reflect the interest rate differentials between USD and RMB at the respective inception date of the transactions.

(2) On 5 January 2005, the Bank entered into a foreign currency option agreement with Huijin to economically hedge a portion of its net on-balance sheet foreign currency position, whereby the Bank acquired options to sell to Huijin USD, totalling USD18 billion (RMB140,557 million), of no more than USD1,500 million at the beginning of each calendar month during the year ending 31 December 2007 at a fixed exchange rate of USD1 to RMB8.2769. The related option premium of RMB4,469 million, is payable by the Bank to Huijin in 12 equal monthly instalments at the beginning of each calendar month during the year ending 31 December 2007. As at 31 December 2006, the fair value of these contracts amounted to RMB5.18 billion (2005: RMB3.23 billion).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Due from and placements with banks and other financial institutions

	31 December 2006	31 December 2005
Due from banks and other financial institutions		
Due from domestic banks and other financial institutions	1,581	4,305
Due from overseas banks and other financial institutions	7,121	8,133
Sub-total	8,702	12,438
Placements with banks and other financial institutions[1]		
Placements with domestic banks	33,567	52,439
Placements with other domestic financial institutions	21,579	26,302
Placements with overseas banks and other financial institutions	344,491	253,904
	399,637	332,645
Allowance for impairment losses	(499)	(546)
Sub-total	399,138	332,099
Total[2]	407,840	344,537

(1) As at 31 December 2006, placements with banks and other financial institutions reported on non-accrual basis were RMB499 million (2005: RMB546 million).

Placements with banks and other financial institutions include balances arising from reverse repo agreements as follows:

	31 December 2006	31 December 2005
Bills under reverse repos	8,165	7,592
Bonds under reverse repos		
Government	22,069	41,857
Financial institution	46,378	20,191
Total	76,612	69,640

(2) As at 31 December 2006, due from and placements with banks and other financial institutions included in "Cash and Cash equivalents" amounted to RMB313,313 million (2005: RMB244,744 million). Refer to Note V.40.

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Debt securities

	31 December 2006	31 December 2005
Debt securities available-for-sale (at fair value)		
Government	**297,129**	229,064
Public sector and quasi-government	**152,822**	106,840
Financial institution	**230,999**	170,038
Corporate	**126,358**	87,068
Sub-total	**807,308**	593,010
Debt securities held-to-maturity (at amortized cost)		
Government	**146,502**	231,156
Public sector and quasi-government	**97,025**	135,002
Financial institution	**172,666**	203,724
Corporate	**44,947**	37,577
Sub-total	**461,140**	607,459
Debt securities classified as loans and receivables (at amortized cost)		
China Orient Bond[1]	**160,000**	160,000
PBOC — Special Bills[2]	**91,612**	91,530
— Target Bills[3]	**28,702**	—
Special Purpose Treasury Bond[4]	**42,500**	42,500
Long term notes		
— Financial institution	**14,545**	1,545
Short term bills and notes[5]		
— Public sector and quasi-government	**3,895**	6,096
— Financial institution	**139,659**	49,993
— Corporate	**6,623**	—
Certificate Treasury Bonds and others	**12,952**	10,343
	500,488	362,007
Allowance for impairment losses	**(152)**	(156)
Sub-total	**500,336**	361,851
Total[6]	**1,768,784**	1,562,320

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Debt securities (Continued)

(1) The Bank transferred certain non-performing assets to China Orient Asset Management Corporation ("China Orient") in 1999 and 2000. On 1 July 2000, China Orient issued a ten-year bond of par value of RMB160,000 million to the Bank as consideration. The interest rate of the bonds is 2.25% per annum. Pursuant to Caijin [2004] No. 87 "Notice of the MOF regarding Relevant Issues relating to the Principal and Interest of Debt Securities of Financial Asset Management Companies Held by Bank of China and China Construction Bank", from 1 January 2005, should China Orient fail to pay in full the interest on the debt securities or repay the principal in full according to the contractual terms to the Bank, the MOF shall provide funding support to enable China Orient to fulfill its obligations.

(2) On 30 June 2004, the PBOC issued a Special Bill with a par value of RMB18,100 million in exchange for certain policy-related assets of the Bank. The tenor of the bill is 3 years, with an interest rate of 1.89% per annum. The Bank has also been appointed as an agent to collect the policy-related assets.

On 30 June 2004, the Bank sold a portfolio of non-performing loans to China Cinda Asset Management Corporation ("Cinda") to subscribe for a Special PBOC Bill amounting to RMB73,430 million, with a tenor of 5 years and an interest rate of 1.89% per annum.

On 22 June 2006, the PBOC issued a Special Bill amounting to RMB82 million in exchange for certain debt for equity swap loans, as previously approved by the State Council. The tenor of the bill is 5 years, with an interest rate of 1.89% per annum.

Without the approval of the PBOC, the Special PBOC Bills referred to above are non-transferable and may not be used as collateral for borrowings. The PBOC has the option to settle these bills in whole or in part before their maturity.

(3) On 16 May and 13 July 2006, the Bank invested in PBOC bills for commercial banks, with a par value of RMB8,000 million and RMB21,000 million, respectively. The bills have tenor of 1 year with an interest rate of 2.11% per annum.

Without the approval of the PBOC, the target PBOC Bills referred to above are non-transferable and may not be used as collateral for borrowings.

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Debt securities (Continued)

(4) On 18 August 1998, the MOF issued a Special Purpose Treasury Bond with a par value of RMB42,500 million to the Bank. This bond has a tenor of 30 years and an interest rate of 7.2% effective from the date of issuance to 30 November 2004. Until 30 November 2004, the interest income related to this bond was netted against an expense of an equivalent amount charged by the PRC government pursuant to relevant regulations. These amounts were not recorded in the income statement. In accordance with Ren Da Chang Hui Zi [2004] No. 25 "Resolution of the Standing Committee of the National People's Congress on the Approval of the Report of the State Council on the Payment of Interest on the Special Purpose Treasury Bond of 1998", the annual interest rate of the bond was adjusted to 2.25%, and from 1 December 2004, the MOF will pay interest on the bond at 2.25% per annum to the Bank and there will be no offsetting expense.

(5) As at 31 December 2006, short term bills and notes included in "Cash and Cash equivalents" amounted to RMB73,745 million (2005: RMB15,575 million). Refer to Note V.40.

(6) As at 31 December 2006, debt securities of RMB55,212 million (2005: RMB49,658 million) were pledged as collateral to third parties under agreements to repurchase. Refer to Note XI.2.

(7) Movements of available-for-sale and held-to-maturity debt securities

	Available-for-sale	**Held-to-maturity**	**Total**
At 1 January 2006	**593,010**	**607,459**	**1,200,469**
Additions	**819,924**	**308,947**	**1,128,871**
Sales and redemptions	**(598,848)**	**(449,771)**	**(1,048,619)**
Accretion	**4,360**	**2,918**	**7,278**
Fair value changes	**(2,153)**	**—**	**(2,153)**
Exchange differences	**(8,985)**	**(8,413)**	**(17,398)**
At 31 December 2006	**807,308**	**461,140**	**1,268,448**

	Available-for-sale	Held-to-maturity	Total
At 1 January 2005	346,532	457,994	804,526
Additions	925,993	515,344	1,441,337
Sales and redemptions	(661,053)	(356,715)	(1,017,768)
(Amortisation)/Accretion, net	(634)	1,412	778
Fair value changes	155	—	155
Exchange differences	(17,983)	(10,590)	(28,573)
Others	—	14	14
At 31 December 2005	593,010	607,459	1,200,469

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6 Loans and advances to customers

(1) *Analysed by security type*

Loans and advances to customers are analysed by the form of security as follows:

	31 December 2006	31 December 2005
Unsecured loans	536,080	475,764
Guaranteed loans	731,759	684,824
Collateralized and other secured loans	1,163,967	1,074,458
Total	2,431,806	2,235,046

(2) *Analysed by industry sector*

	31 December 2006	31 December 2005
Corporate Loans		
Manufacturing	602,865	531,191
Commercial and servicing	301,254	301,863
Energy, mining and agriculture	260,706	230,854
Real estate	217,960	190,297
Transportation and logistics	211,786	193,428
Public services	106,141	91,924
Financial services	72,909	96,245
Construction	38,897	36,050
Others	36,544	40,191
Sub-total	1,849,062	1,712,043
Consumer loans		
Mortgages loans	456,930	413,007
Vehicle loans	26,315	28,005
Credit card and others	99,499	81,991
Sub-total	582,744	523,003
Total	2,431,806	2,235,046

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6 Loans and advances to customers (Continued)

(3) *Accrual and non-accrual loans*

	31 December 2006	31 December 2005
Accrual loans	**2,354,814**	2,158,232
Non-accrual loans	**76,992**	76,814
Total	**2,431,806**	2,235,046

(4) As at 31 December 2006, there were no bills pledged as collateral under repurchase agreements (2005: RMB11,968 million). Refer to Note XI.2.

7 Allowance for impairment losses

	2006	2005
At 1 January	**83,153**	74,769
Additions (Note V.37)	**11,687**	10,888
Recoveries	**3,589**	2,954
Write-off and disposals	**(3,684)**	(4,783)
Exchange differences	**(452)**	(675)
At 31 December	**94,293**	83,153

8 Interest receivable

The Group's interest receivable principally includes interest receivable on loans and debt securities. The aging of interest receivable on loans is within 90 days. At 31 December 2006, there is no interest receivable overdue on debt securities.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9 Equity investments

	31 December 2006	31 December 2005
Investment in associates/joint ventures[1]	**6,280**	5,100
Other equity investments[2]	**6,279**	7,043
	12,559	12,143
Less: Allowance for impairment losses	**(1,348)**	(1,243)
	11,211	10,900
Equity investments held for trading (at fair value)[3]	**5,194**	4,493
Equity investment differences (Note V.41)	**1,875**	—
Total	**18,280**	15,393

(1) Investment in associates/joint ventures

	2006	2005
At 1 January	**5,100**	1,283
Increase in investment in associates/joint ventures		
— Investment cost	**924**	1,183
— Equity investment differences	**—**	364
Transfer from other equity investments		
— Investment cost	**—**	556
— Adoption of equity accounting for investment in an associate	**—**	2,194
Disposal of investment in associates/joint ventures	**(59)**	(510)
Share of results after tax (Note VI 33)	**666**	175
Dividends received	**(134)**	(116)
Amortisation of equity investment differences (Note V.33)	**(34)**	(9)
Exchange differences	**(183)**	(20)
At 31 December	**6,280**	5,100
Less: Allowance for impairment losses	**(390)**	(48)
Net book value at 31 December	**5,890**	5,052

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9 Equity investments (Continued)

(1) Investment in associates/joint ventures (Continued)

On 22 September 2005, the Group entered into an equity purchase and sale contract with an independent third party and acquired a further 5% equity shares of Huaneng International Power Development Corporation. As a result, the Group held 20% of the equity of Huaneng International Power Development Corporation and accounted for the investment using the equity method. The investment in Huaneng International Power Development Corporation was reclassified from "Other equity investments" to "Investment in associates/joint ventures". The cumulative impact resulting from the adoption of the equity method of RMB2,194 million representing the post acquisition share of net profits, had been credited into Undistributed profits in 2005.

As at 31 December 2006, the principal associates/joint ventures of the Group are as follows:

	Place of incorporation/ establishment	Equity held (%)	Paid-in capital (in millions)	Principal business
Huaneng International Power Development Corporation	China	20	USD450	Power plant operations
BOC International (China) Limited	China	49	RMB1,500	Security underwriting, investment advisory, and brokerage services
CJM Insurance Brokers Limited	Hong Kong	33	HKD6	Insurance broker
Joint Electronic Teller Services Limited	Hong Kong	19.96	HKD10	Private inter-bank message switching network and ATM services
Dongfeng Peugeot Citroen Auto Finance Company Limited	China	50	RMB500	Car loan and financing services

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9 Equity investments (Continued)

(2) Other equity investments

	2006	2005
At 1 January	7,043	8,665
Additions	1,443	1,640
Transferred out	—	(556)
Disposal	(2,207)	(2,706)
At 31 December	6,279	7,043
Less: Allowance for impairment losses	(958)	(1,195)
Net book value at 31 December	5,321	5,848

Other equity investments mainly include equity investments held for investment purpose by the Bank's subsidiaries in Hong Kong. In December 2005, the Bank entered into a contract with China Orient to dispose its historical non-banking equity investments.

(3) Equity investments held for trading principally comprise listed shares held by the Bank's subsidiaries in Hong Kong.

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10 Fixed assets

	Buildings (including land use rights)	Improvements	Equipment	Motor vehicles	Aircraft	Total
Cost						
At 1 January 2006	80,156	3,845	20,127	2,300	—	106,428
Additions	212	359	2,543	341	330	3,785
Acquisition of a subsidiary	—	—	—	—	20,209	20,209
Transfer from construction in progress	1,627	340	240	—	—	2,207
Disposals/write-offs	(2,037)	(802)	(916)	(278)	—	(4,033)
Currency translation differences	(628)	(16)	(147)	(2)	33	(760)
At 31 December 2006	79,330	3,726	21,847	2,361	20,572	127,836
Accumulated depreciation						
At 1 January 2006	(15,014)	(2,221)	(13,059)	(1,660)	—	(31,954)
Charge for the year	(2,160)	(563)	(2,659)	(238)	(34)	(5,654)
Disposals/write-offs	872	1,071	699	262	—	2,904
Currency translation differences	74	4	91	1	—	170
At 31 December 2006	(16,228)	(1,709)	(14,928)	(1,635)	(34)	(34,534)
Impairment allowance						
At 1 January 2006	(1,494)	—	—	(2)	—	(1,496)
Disposals	(19)	—	—	2	—	(17)
Write-back	22	—	—	—	—	22
Currency translation differences	(3)	—	—	—	—	(3)
At 31 December 2006	(1,494)	—	—	—	—	(1,494)
Net book value						
At 31 December 2006	61,608	2,017	6,919	726	20,538	91,808
At 31 December 2005	63,648	1,624	7,068	638	—	72,978

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10 Fixed assets (Continued)

(1) Land use rights include the rights to use land appropriated by the PRC Government. According to MLR [2004] No. 253 "Response Concerning the Disposal of Land Assets in the Restructuring of Bank of China" and MLR [2005] No. 165 "Response Concerning the Additional Disposal of Land Assets of Bank of China Limited" issued by the Ministry of Land and Resources, the rights to use 4,032 pieces of land originally appropriated by the PRC Government have been transferred to the Bank. The land must be used for the purposes originally approved by the PRC Government. Upon obtaining the rights to the use of the lands appropriated by the PRC Government for specified uses, the Bank can allocate the land in the form of capital contributions (through equity investment) or leases to direct investees of the Bank. If the use of the land is altered or the land is allocated to parties other than those mentioned above, applications for approval must be filed with the related municipal and county level land and resources authorities of the places where the underlying pieces of land are located, and the fees for land assignments should be paid as required.

These land use rights are substantially used by the Group for its operating activities. There were no significant alterations to the use of the land or significant disposals to third parties during 2005 and 2006.

(2) According to the relevant PRC laws and regulations, after its establishment as a joint stock company, the Bank is required to re-register its fixed assets under the name of Bank of China Limited. As at 31 December 2006, the process of re-registration has not been completed. However, this registration process does not affect the rights of Bank of China Limited as the legal successor to these assets of Bank of China.

(3) As at 31 December 2006, the net book value of fixed assets leased out under operating leases (mainly including aircraft and properties) was RMB26,524 million (2005: RMB5,962 million).

The net book value of aircraft owned by the Group acquired under finance lease arrangement amounted to RMB661 million as at 31 December 2006.

(4) As at 31 December 2006, the net book value of aircraft amounting to RMB19,264 million was pledged for loan facilities.

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11 Construction in progress

	2006	2005
At 1 January	**3,873**	3,352
Additions	**3,771**	1,701
Acquisition of subsidiaries	**1,692**	—
Transfer to fixed assets	**(2,207)**	(666)
Disposals	**(143)**	(514)
At 31 December	**6,986**	3,873
Less: Allowance for impairment losses	**(401)**	(531)
Net book value at 31 December	**6,585**	3,342

12 Other assets

	31 December 2006			31 December 2005		
	Cost	**Impairment allowance**	**Net book value**	Cost	Impairment allowance	Net book value
Accounts receivable and prepayments[1]	**22,552**	**(4,182)**	**18,370**	14,275	(3,878)	10,397
Foreclosed assets[2]	**5,705**	**(3,588)**	**2,117**	6,393	(4,192)	2,201
Debt-for-equity swap investments[3]	**212**	**—**	**212**	2,020	—	2,020
Intangible assets	**3,438**	**(77)**	**3,361**	1,870	(109)	1,761
Long-term prepaid expenses	**625**	**—**	**625**	473	—	473
Others	**2,156**	**—**	**2,156**	1,958	—	1,958
Total	**34,688**	**(7,847)**	**26,841**	26,989	(8,179)	18,810

(1) Accounts receivable and prepayments

	31 December 2006	31 December 2005
Items in the process of clearance and settlement	**13,128**	5,353
Receivable from government agencies	**2,031**	2,031
Others	**7,393**	6,891
Sub-total	**22,552**	14,275
Less: Allowance for impairment losses	**(4,182)**	(3,878)
Net	**18,370**	10,397

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12 Other assets (Continued)

(1) Accounts receivable and prepayments (Continued)

The aging analysis of accounts receivable and prepayments is as follows:

	31 December 2006		31 December 2005	
	Cost	Allowance for impairment losses	Cost	Allowance for impairment losses
Within 1 year	17,505	(364)	9,476	(664)
1–3 years	962	(765)	1,222	(338)
Above 3 years	4,085	(3,053)	3,577	(2,876)
Total	22,552	(4,182)	14,275	(3,878)

(2) Foreclosed assets

	31 December 2006	31 December 2005
Properties	3,975	4,578
Others	1,730	1,815
Sub-total	5,705	6,393
Less: Allowance for impairment losses	(3,588)	(4,192)
Net	2,117	2,201

(3) In 2006, the Bank entered into agreement with a third party to transfer the debt-equity swap at a commercial price. The gain arising from the transaction recognized in the income statement amounted to RMB1,309 million. Refer to Note V.34.

13 Due to central banks

	31 December 2006	31 December 2005
Special foreign exchange deposits of government agencies	41,956	28,873
Borrowings from central banks	25	520
Others	393	662
Total	42,374	30,055

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14 Government certificates of indebtedness for bank notes issued and bank notes in circulation

Bank of China (Hong Kong) Limited and Bank of China Macau Branch are note issuing banks for Hong Kong dollar and Macau Pataca notes in Hong Kong and Macau, respectively. Under local regulations, these two entities are required to place deposits of funds to the Hong Kong and Macau governments respectively to secure the currency notes in circulation.

Bank notes in circulation represent the liabilities in respect of Hong Kong Dollar notes and Macau Pataca notes in circulation, issued respectively by Bank of China (Hong Kong) Limited and Bank of China Macau branch.

15 Derivative financial instruments and liabilities at fair value through profit or loss

	31 December 2006	31 December 2005
Derivative financial instruments liabilities (Note V.3)	**14,323**	15,752
Liabilities at fair value through profit or loss		
Structured deposits	**86,474**	70,069
Short position in foreign currency debt securities	**8,690**	3,740
Short position in exchange fund bills	**3,561**	1,613
Sub-total	**98,725**	75,422
Total	**113,048**	91,174

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Due to and placements from banks and other financial institutions

	31 December 2006	31 December 2005
Due to banks and other financial institutions		
Due to domestic banks and other financial institutions	**157,005**	116,624
Due to overseas banks and other financial institutions	**21,772**	20,296
Sub-total	**178,777**	136,920
Placements from banks and other financial institutions		
Placements from domestic banks and other financial institutions	**89,110**	157,225
Placements from overseas banks and other financial institutions	**53,494**	51,088
Sub-total	**142,604**	208,313
Total	**321,381**	345,233

Included in placements from bank and other financial institutions are amounts received from counterparties under repurchase agreements categorized as follows:

	31 December 2006	31 December 2005
Repurchase of		
Discounted bills	**—**	11,930
Debt securities	**51,245**	46,393
Precious metals	**—**	2,172
Total	**51,245**	60,495

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17 Deposits from customers

	31 December 2006	31 December 2005
Short-term corporate deposits		
Corporate demand deposits	979,653	836,763
Corporate time deposits less than one year	514,564	486,681
Sub-total	1,494,217	1,323,444
Short-term saving deposits		
Demand deposits	770,583	667,957
Time deposits less than one year	1,302,266	1,243,964
Sub-total	2,072,849	1,911,921
Long-term corporate deposits	36,496	26,317
Long-term saving deposits	346,010	313,703
Security and margin deposits	145,850	128,392
Total	4,095,422	3,703,777

The security and margin deposits are analysed as follows:

	31 December 2006	31 December 2005
Security deposits for bank acceptance	74,130	63,556
Security deposits for letters of credit and letters of guarantee issued	29,991	26,785
Margin deposits for foreign exchange transactions	10,076	8,638
Others	31,653	29,413
Total	145,850	128,392

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18 Other borrowings

	31 December 2006	31 December 2005
Special purpose borrowings[1]	**46,006**	52,164
Term loans and other borrowings[2]	**17,392**	—
Total	**63,398**	52,164

(1) Special purpose borrowings

	31 December 2006	31 December 2005
Export credit loans	**13,955**	17,147
Foreign government loans	**17,577**	18,414
Other subsidized loans	**14,474**	16,603
Total	**46,006**	52,164

Special purpose borrowings are long-term borrowings in multiple currencies from foreign governments and/or banks in the form of export credit loans, foreign government loans and other subsidized loans. These special purpose loans are normally used to finance projects of special commercial purpose in the PRC and the Bank is obliged to repay these loans when they fall due.

As at 31 December 2006, the maturity of special purpose borrowings ranges from within 1 month to 36 years. The interest bearing special purpose borrowings bear floating and fixed interest rates ranging from 0.2% to 9.2%. These terms are consistent with those related to similar development loans from these entities.

(2) These term loans and other borrowings relate to the financing of the aircraft leasing business of SALE, a wholly owned subsidiary of the Bank.

As at 31 December 2006, these term loans and other borrowings have a maturity ranging from within 5 months to 12 years and bear floating and fixed interest rates ranging from 5.55% to 7.56%. The term loans and other borrowings of RMB16.2 billion are secured by aircraft of the Group. See Note V.10.

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Bonds issued

	Issue date	Maturity date	Interest rate	31 December 2006	31 December 2005
Bonds issued[1]					
1994 US Dollar Debt Securities	10 March 1994	15 March 2014	8.25%	173	179
Subordinated bonds issued[2]					
2004 RMB Debt Securities					
First Tranche	7 July 2004	20 July 2014	4.87%	14,070	14,070
Second Tranche	22 October 2004	16 November 2014	4.94%	12,000	12,000
2005 RMB Debt Securities					
First Tranche	18 February 2005	4 March 2015	4.83%	15,930	15,930
Second Tranche (fixed rate)	18 February 2005	4 March 2020	5.18%	9,000	9,000
Second Tranche (floating rate)	18 February 2005	4 March 2015	floating rate	9,000	9,000
Sub-total				60,000	60,000
Total				60,173	60,179

(1) The Bank and the bond holders are prohibited from redeeming or requesting an early redemption of these bonds before the maturity dates.

(2) Pursuant to Yinfu [2004] No. 35 "Response of the PBOC on the Issuance of Subordinated Bonds by Bank of China" and Yinjianfu [2004] No. 81 "Response of the CBRC on the Issuance of Subordinated Bonds by Bank of China", the Bank issued the following subordinated bonds:

The first tranche of subordinated bonds issued on 7 July 2004 has a maturity of 10 years, with a fixed coupon rate of 4.87%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 20 July 2009. If the Bank does not exercise this option, the annual coupon rate of the bonds for the second 5-year period shall be the original coupon rate plus 2.8%, and shall remain fixed through the maturity date.

The second tranche of subordinated bonds issued on 22 October 2004 has a maturity of 10 years, with a fixed coupon rate of 4.94%, paid annually. The holders had the option to convert, at face value, all or part of the bonds to floating rate debt of an equivalent amount on 16 November 2005 or 16 November 2006. None of the bond holders exercised these options. The Bank has the option to redeem all or part of the bonds at face value on 16 November 2009. If the Bank does not exercise this option, the coupon rate for the second 5-year period shall be the original coupon rate plus 3%, and shall be fixed for the remaining term of the bonds.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Bonds issued (Continued)

The first tranche of subordinated bonds issued on 18 February 2005 has a maturity of 10 years, with a fixed coupon rate of 4.83%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2010. If the Bank does not exercise this option, the annual coupon rate of the bonds for the second 5-year period shall be the original coupon rate plus 3%, and shall remain fixed for the remaining term of the bonds.

The second tranche of fixed rate subordinated bonds issued on 18 February 2005 has a maturity of 15 years, with a fixed coupon rate of 5.18%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2015. If the Bank does not exercise this option, the annual coupon rate of the bonds for the third 5-year period shall be the original coupon rate plus 3%, and shall remain fixed through the maturity date.

The second tranche of floating rate subordinated bonds issued on 18 February 2005 has a maturity of 10 years, with a floating rate based on a 7-day domestic money market rate, paid semi-annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2010. If the Bank does not exercise this option, the floating rate for the second 5-year period shall be the original floating rate plus 1%.

These RMB denominated bonds are subordinated to all other claims on the assets of the Bank, except those of the shareholders. In the calculation of the Group's capital adequacy ratio, these bonds qualify for inclusion as supplementary capital in accordance with the relevant CBRC guidelines.

20 Deferred income tax assets/liabilities

Deferred income taxes are calculated on the timing differences under the liability method using the relevant local tax rates applicable to the Group's operation. The movement on the deferred income tax account is as follows:

	2006	2005
At 1 January	**17,377**	18,647
Charge in the income statement (Note V.38)	**(93)**	(1,252)
Acquisition of a subsidiary	**(786)**	—
Exchange differences	**3**	(18)
At 31 December	**16,501**	17,377

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20 Deferred income tax assets/liabilities (Continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority. The table below includes the Group's deferred income tax assets and liabilities after offsetting qualifying amounts:

	31 December 2006	31 December 2005
Deferred income tax assets	**17,605**	17,561
Deferred income tax liabilities	**(1,104)**	(184)
	16,501	17,377

Deferred income tax assets and liabilities are attributable to the following items:

	31 December 2006	31 December 2005
Deferred income tax assets		
Asset impairment provision	**20,205**	17,744
Fair value changes of trading and other securities at fair value through profit or loss and derivative financial instruments	**2,653**	3,046
Other timing differences	**1,077**	696
Sub-total	**23,935**	21,486
Deferred income tax liabilities		
Fair value changes of trading and other securities at fair value through profit or loss and derivative financial instruments	**(5,124)**	(3,643)
Depreciation of fixed assets	**(1,670)**	(424)
Other timing differences	**(640)**	(42)
Sub-total	**(7,434)**	(4,109)
Total	**16,501**	17,377

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20 Deferred income tax assets/liabilities (Continued)

The deferred tax charge in the income statement comprises the following timing differences:

	31 December 2006	31 December 2005
Asset impairment provision	**2,461**	1,467
Fair value changes of trading and other securities at fair value through profit or loss and derivative financial instruments	**(1,874)**	(2,338)
Other timing differences	**(680)**	(381)
Total (Note V.38)	**(93)**	(1,252)

21 Other liabilities

	31 December 2006	31 December 2005
Items in the process of clearance and settlement	**65,510**	52,957
Tax payable	**18,149**	23,458
Salary and welfare payable	**9,052**	6,031
Employee retirement welfare obligation[1]	**2,129**	1,956
Payable to MOF[2]	**8,680**	17,362
Other payables and temporary receipts[3]	**36,382**	32,901
Total	**139,902**	134,665

(1) Movement of employee retirement welfare obligation

	2006	2005
At 1 January	**1,956**	1,804
Amounts recognized in the income statement (Note V.35)	**318**	294
Benefit paid	**(145)**	(142)
At 31 December	**2,129**	1,956

(2) Pursuant to Caijin [2005] No. 164 "Notification on the treatment of bank of China's state equity surplus for the year 2003 and profit appropriation for the year 2004", the amount is payable by the Bank to the MOF before 31 December 2008.

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21 Other liabilities (Continued)

(3) Included in other payables and temporary receipts of the Group are insurance liabilities as at 31 December 2006 and 31 December 2005 arising from insurance contracts analysed as follows:

	31 December 2006	31 December 2005
Long term insurance contracts	14,625	8,383
General insurance contracts	2,200	2,079
Total insurance liabilities, net	16,825	10,462

Included in other payables and temporary receipts of the Group are allowance for litigation losses as at 31 December 2006 and 31 December 2005, the movement of allowance for litigation losses are as follows:

	31 December 2006	31 December 2005
At 1 January	1,516	1,310
Provision for the year	897	712
Utilized during the year	(428)	(506)
At 31 December	1,985	1,516

22 Share appreciation rights plan and share option schemes

(1) *Share Appreciation Rights Plan*

In November 2005, the Bank's Board of Directors and shareholders approved and adopted a Share Appreciation Rights Plan under which eligible participants including directors, supervisors, management and other personnel designated by the Board, will be granted share appreciation rights, up to 25% of which will be exercisable each year beginning on the third anniversary date from the date of the grant. The share appreciation rights will be valid for seven years from the date of grant. Eligible participants will be entitled to receive an amount equal to the difference, if any, between the average closing market price of the Bank's H Share in the ten days prior to the date of grant and the average closing market price of the Bank's H Share in the 12 months prior to the date of exercise as adjusted for any change in the Bank's equity. The plan provides cash-settled share-based payment only and accordingly, no share will be issued under the share appreciation rights plan.

No share appreciation rights were granted during the twelve month period ended 31 December 2006 and 2005, and no rights were outstanding with respect to the Share Appreciation Rights Plan as at 31 December 2006 and 31 December 2005.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22 Share appreciation rights plan and share option schemes (Continued)

(2) *BOCHK Holdings Share Option Scheme and Sharesave Plan*

On 10 July 2002, the shareholders of BOCHK Holdings, approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the period from 10 July 2002 to 31 December 2006.

(3) *BOCHK Holdings Pre-listing Share Option Scheme*

On 5 July 2002, certain of the Bank's directors, senior management personnel and employees of the Group were granted options by BOC Hong Kong (BVI) Limited ("BOCHK (BVI)"), the immediate holding company of BOCHK Holdings, pursuant to a Pre-listing Share Option Scheme to purchase from BOCHK (BVI) an aggregate of 31,132,600 previously issued and outstanding shares of BOCHK Holdings for HKD8.50 per share. These options, with a ten-year term, vest ratably over four years from 25 July 2002. No further offers to grant any options under the Pre-listing Share Option Scheme will be made. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22 Share appreciation rights plan and share option schemes (Continued)

(3) *BOCHK Holdings Pre-listing Share Option Scheme (Continued)*

Details of the movement of share options outstanding are as follows:

Shares	Directors and key management	Other employees	Others*	Total number of shares
At 1 January 2006	**6,142,500**	**10,619,250**	**1,446,000**	**18,207,750**
Transferred	**239,000**	**(239,000)**	**—**	**—**
Less: Share options exercised during the year	**—**	**(4,278,700)**	**—**	**(4,278,700)**
Less: Share options lapsed during the year	**—**	**(43,500)**	**—**	**(43,500)**
At 31 December 2006	**6,381,500**	**6,058,050**	**1,446,000**	**13,885,550**
At 1 January 2005	6,142,500	12,849,300	1,446,000	20,437,800
Less: Share options exercised during the year	—	(2,121,550)	—	(2,121,550)
Less: Share options lapsed during the year	—	(108,500)	—	(108,500)
At 31 December 2005	6,142,500	10,619,250	1,446,000	18,207,750

* These represent share options held by former directors or former employees of BOCHK Holdings.

Regarding the share options exercised during the years ended 31 December 2006 and 2005, the weighted average share price of BOCHK Holdings' shares at the time of exercise was HKD 16.50, and HKD 15.01 respectively.

23 Minority interest

	2006	2005
At 1 January	**28,778**	27,387
Share of current year's profit	**5,260**	5,105
Increase of shares in a subsidiary	**33**	17
Dividends paid to minority shareholders	**(3,391)**	(2,954)
Net fair value changes of available-for-sale securities	**39**	(110)
Currency translation differences and others	**(1,159)**	(667)
At 31 December	**29,560**	28,778

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24 Share capital

Ordinary shares

	2006	2005
As at 1 January	**209,427**	186,390
Issue of ordinary shares[1]	**44,412**	23,037
As at 31 December[3]	**253,839**	209,427

Number of Shares

	2006	2005
As at 1 January	**209,427,362,357**	186,390,352,497
Issue of ordinary shares[1]	**44,411,799,652**	23,037,009,860
As at 31 December[3]	**253,839,162,009**	209,427,362,357

As at 31 December 2006, the Bank's share capital is as follows:

	31 December 2006
Domestic listed A Shares[2]	**177,818,910,740**
Overseas listed H Shares[2]	**76,020,251,269**
Total[3]	**253,839,162,009**

(1) In accordance with Yinjianhui [2006] No.49 "Approval on the Introduction of Strategic Investor — National Council for Social Security Fund ("NSSF") into Bank of China Limited ", on 13 March 2006, the Bank issued 8,514,415,652 domestic state-owned shares of a par value of RMB1.00 each to NSSF at a premium. NSSF paid RMB10 billion in cash including share premium of RMB1,481 million. The payment from NSSF was verified by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company in its "Verification Report on the Capital Contributions to Bank of China Limited" (PwC ZT YZ [2006] No. 14) issued on 13 March 2006.

In accordance with Yinjianhui [2006] No.53 "Approval on the Bank of China Limited converted into a limited company to issue shares and listed overseas", and to Zhengjianhui [2006] No.8 "Approval on the Bank of China Limited to issue Overseas Listed Foreign Shares", on 1 June 2006 and 9 June 2006, the Bank issued 29,403,878,000 H Shares at a price of HKD2.95 per share through a global offering to Hong Kong and overseas investors ("Global Offering"). The payment from foreign investors was verified by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company in its "Verification Report on Initial Public Offering of Overseas Listed Foreign Shares (H Share) to Bank of China Limited" (PwC ZT YZ [2006] No. 82) issued on 29 June 2006.

In accordance with Yinjianhui [2006] No.135 "Approval on the Bank of China Limited to issue shares and be listed domestically", and to Zhengjianhui [2006] No.20 "Approval on the Initial Public Offering of Bank of China Limited", on 29 June 2006, the Bank issued 6,493,506,000 A Shares at a price of RMB3.08 per share through the A share initial public offering to the domestic investors. The payment from domestic investors was verified by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company in its "Verification Report on Initial Public Offering of A Share to Bank of China Limited" (PwC ZT YZ [2006] No. 83) issued on 29 June 2006.

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24 Share capital (Continued)

(2) All A Shares and H Shares rank pari passu with the same rights and benefits.

(3) As at 31 December 2006, a wholly owned subsidiary of the Group held certain listed shares of the Bank in relation to its derivative and arbitrage business. These shares are treated as treasury shares, a deduction from shareholders' equity. Gains and losses on sale or redemption of the treasury shares are credited or charged to reserves. The total number of treasury shares as at 31 December 2006 was 50 million (2005: nil).

25 Capital reserve

	Group	Bank
As at 1 January 2006	3,978	3,978
Premium[1]	72,567	72,219
Others[2]	4	(308)
As at 31 December 2006	76,549	75,889

	Group and Bank
As at 1 January 2005	—
Premium	3,964
Others	14
As at 31 December 2005	3,978

(1) During the years ended 31 December 2006 and 2005, the Bank issued ordinary shares at share premiums (refer to Note V 24(1)) as follows:

	Group				Bank
2006	Issued share with NSSF	Issued H Share	Issued A Share	Total	
Total proceeds received from issuance of ordinary shares	10,000	89,967	20,000	119,967	119,967
Less: Par value of issued ordinary shares	(8,514)	(29,404)	(6,494)	(44,412)	(44,412)
Share premium before issuance costs	1,486	60,563	13,506	75,555	75,555
Less: Issuance costs[i]	(5)	(2,435)	(548)	(2,988)	(3,336)
Net share premium	1,481	58,128	12,958	72,567	72,219

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25 Capital reserve (Continued)

2005	Group and Bank
Total proceeds received from issuance of ordinary shares	27,057
Less: Par value of issued ordinary shares	(23,037)
Share premium before issuance costs	4,020
Less: issuance costs	(56)
Net share premium	3,964

(i) The issuance costs mainly include underwriting fees and services fees paid to professional advisors and financial institutions. BOCI Asia Limited, a subsidiary of the Group was appointed as one of the underwriters in the Bank's global offering and was paid underwriting commission at a rate which was consistent with that of third parties. This underwriting commission was eliminated on consolidation.

(2) Bank of China Group Insurance Company Limited, a wholly owned subsidiary of the Group disposed of 51% of its equity interest in BOC Group Life Assurance Company Limited to BOC Hong Kong (Holdings) Limited, a 65.87% owned listed subsidiary of the Group for a consideration of HKD900 million in cash on June 2006. BOC Hong Kong (Holdings) Limited had adopted merger accounting for this acquisition in its consolidated financial statements and had therefore accounted for the amount paid in excess over the carrying amount of the net assets acquired in the capital reserve. Such premium was eliminated on consolidation.

26 Surplus reserve

	Statutory surplus reserve	Statutory welfare reserve	Total
At 1 January 2006	4,940	1,047	5,987
Reclassification of statutory welfare reserve	1,047	(1,047)	—
Appropriation to statutory surplus reserve (Note V.28)	4,393	—	4,393
At 31 December 2006	10,380	—	10,380

	Statutory surplus reserve	Statutory welfare reserve	Total
At 1 January 2005	2,093	1,047	3,140
Appropriation to statutory surplus reserve (Note V. 28)	2,847	—	2,847
At 31 December 2005	4,940	1,047	5,987

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26 Surplus reserve (Continued)

Under relevant PRC Laws, the Bank is required to transfer 10% of its net profit, as determined under PRC GAAP, to a non-distributable Statutory surplus reserve. Appropriation to the Statutory surplus reserve may cease when the balance of such reserves has reached 50% of the share capital. Subject to the approval of the shareholders, the Statutory surplus reserve can be used for replenishing the accumulated loss or increasing the Bank's share capital. The Statutory surplus reserve amount used to increase the share capital is limited to a level where the balance of Statutory surplus reserve after such capitalisation is not less than 25% of the share capital.

In accordance with the "PRC Company Law", the Bank's Articles of Association, and the resolution of the Board of Directors, the Bank was no longer required to accrue any welfare reserve from 1 January 2006 onwards. In accordance with the "Circular on Accounting Treatment Following the Implementation of Company Law" issued by MOF, the balance of the regulatory welfare reserve as at 31 December 2005 was transferred to Statutory surplus reserve.

In addition, some overseas branches and subsidiaries are required to transfer certain percentages of their net profit to the Statutory surplus reserve as stipulated by local banking authorities.

27 General reserve and regulatory reserve

	General reserve	Regulatory reserve	Total
At 1 January 2006	2,603	2,506	5,109
Appropriation to general and regulatory reserve (Note V.28)	8,764	64	8,828
Others	—	(3)	(3)
At 31 December 2006	11,367	2,567	13,934

	General reserve	Regulatory reserve	Total
At 1 January 2005	419	—	419
Appropriation to general and regulatory reserve (Note V.28)	2,184	2,506	4,690
At 31 December 2005	2,603	2,506	5,109

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 General reserve and regulatory reserve (Continued)

Pursuant to Caijin [2005] No. 49 "Measures on General Provision for Bad and Doubtful Debts for Financial Institutions", banks and certain other financial institutions in the PRC, including the Bank, are required to maintain an adequate allowance for impairment losses against their risk assets as defined. In addition to the specific allowance for impairment losses, financial institutions are required to establish and maintain a general reserve within Shareholders' equity, through the appropriation of income to address unidentified potential impairment losses. According to Caijin [2005] No.49, the general reserve should not be less than 1% of the aggregate amount of risk assets as defined by this policy. The Bank intends to achieve the required reserve level within 3 years from 2005. The Board of Director on 29 August 2006 approved the Bank to appropriate RMB8,764 million (2005: RMB2,184 million) to the general reserve. As at 31 December 2006, total amount of general reserve achieved 0.4% of the required level.

The Regulatory reserve mainly refers to the reserve amount set aside by BOC Hong Kong (Group) Limited, a subsidiary of the Group, for general banking risks, including future losses or other unforeseeable risks. As at 31 December 2006, the reserve amount set aside by BOC Hong Kong (Group) Limited was RMB2,533 million (2005: RMB2,475 million).

28 Undistributed profits

	2006	2005
At 1 January	**12,585**	17,373
Adoption of equity accounting for investment in an associate (Note V.9)	**—**	2,194
Net profit	**41,892**	27,492
Appropriation to statutory surplus reserve (Note V.26)[1]	**(4,393)**	(2,847)
Appropriation to general reserve and regulatory reserve (Note V.27)[2]	**(8,828)**	(4,690)
Dividends[3]	**(1,375)**	(26,937)
Others	**3**	—
At 31 December	**39,884**	12,585

(1) In accordance with a resolution of the Board of Directors dated 22 March 2007, the Bank appropriated 10% of the net profit for the year ended 31 December 2006 to the Statutory surplus reserves, amounting to RMB4,249 million.

(2) Appropriation to general reserve and regulatory reserves

In accordance with a resolution dated 22 March 2007 and on the basis of the Bank's profit for the year ended 31 December 2006, the Board of Directors of the Bank approved the appropriation of RMB8,764 million to the General reserves for the year ended 31 December 2006.

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28 Undistributed profits (Continued)

The general reserve of BOC Hong Kong (Group) Limited, a subsidiary of the Group is mainly referring to the amount of RMB58 million set aside for general banking risks, including future losses or other unforeseeable risks in accordance with the requirements of Hong Kong Monetary Authority, in addition to the loan impairment allowances on advances.

(3) Dividends

According to the 2004 profit distribution plan approved by the shareholder at the second extraordinary general shareholder's meeting held on 7 September 2005, the Bank distributed a cash dividend of RMB14,200 million to its shareholder.

According to the profit distribution plan for the first half of 2005 approved by the seventh extraordinary general shareholders' meeting held on 31 December 2005, the Bank distributed a cash dividend of RMB12,737 million to its shareholder.

According to the 2005 profit distribution plan approved by the shareholder at a post-adjournment session of the annual general meeting as at 30 April 2006, the Bank distributed a cash dividend of RMB1,375 million to its shareholders.

A dividend in respect of 2006 of RMB0.04 per share, amounting to a total dividend of RMB10,154 million is to be proposed for approval at the annual general meeting to be held on 14 June 2007. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of undistributed profits in the year ending 31 December 2007.

29 Reserve for fair value changes of available-for-sale securities

	2006	2005
At 1 January	(1,380)	(2,315)
Fair value changes	(2,178)	173
Net losses transferred to the income statement on disposal	1,119	762
At 31 December	(2,439)	(1,380)

The unrealized losses on available-for-sale securities fair value changes arose from the changes in interest rates of RMB and USD in year 2006. Management has assessed the unrealized losses position of these securities and is of the view that the unrealized losses were caused by the increase in interest rates and were not due to deterioration of credit rating of the issuers.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30 Net interest income

	2006	2005
Interest income		
Loans and advances to customers	**128,270**	109,711
Debt securities	**67,195**	44,938
Due from and placements with banks and other financial institutions	**13,892**	8,426
Due from central banks	**5,313**	4,270
Sub-total	**214,670**	167,345
Interest expense		
Deposits from customers	**(79,939)**	(55,914)
Due to and placements from banks and other financial institutions, and due to central banks	**(9,393)**	(6,512)
Other borrowings and bonds issued	**(4,631)**	(4,514)
Sub-total	**(93,963)**	(66,940)
Net interest income	**120,707**	100,405

31 Net fee and commission income

	2006	2005
Agency commissions	**4,621**	2,735
Settlement and clearing fees	**3,848**	2,941
Credit commitment fees	**3,064**	2,693
Bank card fees	**2,937**	2,340
Custodian and other fiduciary service fees	**531**	483
Others	**2,138**	1,506
Fee and commission income	**17,139**	12,698
Fee and commission expense	**(2,816)**	(3,451)
Net fee and commission income	**14,323**	9,247

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32 Net trading (losses)/gains

	2006	2005
Net (losses)/gains from foreign exchange and foreign exchange products[1]	(2,204)	2,518
Net gains from interest rate instruments and others	492	1,954
Net (losses)/gains from trading equity securities and others[2]	(2,067)	10
Total	(3,779)	4,482

(1) The analysis of foreign currency exposure and assets/liabilities of the Group referred to Note IX.

The net (losses)/gains from foreign exchange and foreign exchange products include spread income in respect of the Group's operations in foreign exchange transactions business, realized and unrealized gains/losses of foreign exchange derivatives, and exchange differences arising from the retranslation of foreign currency denominated monetary assets and liabilities.

In connection with the retranslation of its foreign currency denominated monetary assets and liabilities, the Group recognized losses of approximately RMB14.2 billion (2005: RMB8.5 billion). These foreign currency translation losses mainly resulted from an increase in the Group's on balance sheet USD exposure and further appreciation of RMB against USD during 2006. These losses were partially offset by the change in fair value gains of the Huijin Option RMB1.9 billion (2005: RMB3.2 billion), the USD/RMB swaps of RMB2.2 billion (2005: RMB0.01 billion) and a gain of RMB0.3 billion (2005: RMB0.6 billion) arising from other foreign exchange related products. (See Note IX). While the net changes in fair value of USD/RMB swaps above include the swap funding costs borne by the Bank, the related interest on the higher yielding financial assets denominated in USD earned by the Bank is reported in the Interest income.

(2) Bank of China International Holdings Limited, a wholly owned subsidiary of the Group has operation in dealing in equity securities and in this connection, it has established economic hedges using derivative instruments for its trading in equity investment. The gain and loss arising from dealing in equity and fair value changes of equity investment held for trading are recognized in investment gain/losses. Refer to Note V.33.

33 Investment gains/(losses)

	2006	2005
Equity investment		
Net gains from investment in associates/joint ventures (Note V. 9)	632	166
Others	3,827	512
Sub-total	4,459	678
Losses on debt securities	(628)	(926)
Total	3,831	(248)

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33 Investment gains/(losses) (Continued)

Other equity investment gains included: (1) gains on disposal of trading portfolio equity investments held by a subsidiary of the Group in Hong Kong amounting to RMB2,276 million (2005: RMB130 million), and (2) gains on disposal of a subsidiary and other equity investments amounting to RMB1,269 million (2005: RMB141 million).

34 Other operating income, net

	2006	2005
Other operating income		
Insurance premium	7,708	5,237
Others[1]	2,623	1,380
Sub-total	10,331	6,617
Other operating expense		
Insurance claim expense	(7,484)	(3,861)
Others	(301)	(614)
Sub-total	(7,785)	(4,475)
Other operating income, net	2,546	2,142

(1) Other operating income for the year ended 31 December 2006 includes: (i) gains on disposal of debt to equity swap amounting to RMB1,309 million, refer to Note V.12, and (ii) gains of RMB660 million arising from the disposal of certain loans by a subsidiary of the Group in Hong Kong in March 2006.

35 Operating and administrative expenses

	2006	2005
Staff costs	30,677	23,979
General operating and administrative expenses	17,283	15,742
Depreciation	5,654	5,883
Total	53,614	45,604

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35 Operating and administrative expenses (Continued)

Staff costs are analysed as follows:

	2006	2005
Salaries and welfare expenses	**24,147**	18,533
Defined contribution plans	**3,079**	2,253
Housing funds	**1,224**	1,000
Other social insurance costs	**993**	464
Defined benefit plans (Note V.21)	**318**	294
Others	**916**	1,435
Total	**30,677**	23,979

In 2006, the Group continued to implement the Joint Stock Reform Plan as approved by the State Council, including undertaking a comprehensive re-design of its employee compensation, establishing a new supplementary pension program and the Annuity Plan. Included in the Defined contribution plans is RMB955 million (2005: RMB738 million) contributed by the Bank to the Annuity Plan in 2006.

Contributions to defined contribution plans for the year ended 2006 include the effect of deductions of forfeited contributions of approximately RMB33.9 million (2005: RMB27 million).

36 Business tax and surcharges

	2006	2005
Business tax	**5,811**	5,104
City maintenance and construction tax	**381**	335
Education surcharges	**209**	178
Others	**61**	63
Total	**6,462**	5,680

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

37 Impairment losses

	2006	2005
Provision for loan impairment (Note V.7)	11,687	10,888
Provision for impairment losses of foreclosed assets	85	133
(Write-back of)/provision for impairment losses of other receivables	(211)	498
Provision for/(write-back of) impairment losses of fixed assets and others	26	(534)
Total	11,587	10,985

38 Income tax

	2006	2005
Current income tax		
Chinese mainland income tax	16,477	18,536
Hong Kong, Macao and other overseas income tax	3,287	2,755
	19,764	21,291
Deferred income tax (Note V.20)	93	1,252
Total	19,857	22,543

The provision for Chinese mainland income tax includes the supplementary PRC tax on income derived from the Group's Overseas Operations.

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

38 Income tax (Continued)

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic domestic tax rate of the Bank as follows:

	2006	2005
Profit before income tax	**67,009**	55,140
Tax calculated at a tax rate of 33%	**22,113**	18,196
Effect of different tax rates in Overseas Operations	**(3,796)**	(3,445)
Supplementary tax on overseas income paid in the PRC	**2,510**	1,388
Income not subject to tax(1)	**(2,352)**	(1,803)
Expenses not deductible for tax purposes(2)	**1,137**	4,789
Prior year tax expenses adjustment(3)	**(300)**	2,376
Others(4)	**545**	1,042
Total	**19,857**	22,543

(1) It mainly comprised the interest income from the PRC treasury bills.

(2) Non tax-deductible expenses primarily comprised staff salary costs in excess of the deduction limit permitted under relevant PRC tax regulations.

According to Caishui [2007] No. 40, "Notice to Bank of China Limited on the Deductible Criterion relating to Salary Expenses" issued by MOF and the State Administration of Taxation, the deductible salary expenses approved for the Domestic Operations in 2006 were RMB15,669 million when determining the Bank's 2006 taxable income. As the approved amounts of deductible salary expenses were higher than the deduction limit originally applicable to the Bank, the Bank's tax expenses were reduced by RMB4,626 million.

(3) The prior year tax expense adjustments for the year 2005 includes RMB1,921 million related to the reversal in 2004 of certain provisions recorded in prior years. Such reversals were non-taxable.

(4) Others primarily included non-performing loans sold. The deferred income tax assets arising from the associated loan loss provisions were subsequently de-recognized.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

39 Earnings per share (Basic & Diluted)

Basic and diluted earnings per share for the years ended 31 December 2006 and 2005 have been computed by dividing the profit for each year by the weighted average number of ordinary shares in issue during the period.

The Group had no dilutive potential ordinary shares as at 31 December 2006 and 2005, and therefore the diluted earnings per share was equal to the basic earnings per share.

	2006	2005
Profit attributable to equity holders of the Bank	**41,892**	27,492
Weighted average number of ordinary shares in issue (in millions)	**236,055**	186,425
Basic and diluted earnings per share (in RMB)	**0.18**	0.15

40 Notes to the cash flow statements

For the purpose of the cash flow statements, cash and cash equivalents comprize the following balances with an original maturity of less than three months:

	31 December 2006	31 December 2005
Cash	**31,110**	28,644
Balances with central banks (Note V.1)	**101,776**	108,149
Due from and placement with banks and other financial institutions (Note V.4)	**313,313**	244,744
Short term bills and notes (Note V.5)	**73,745**	15,575
Total	**519,944**	397,112

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40 Notes to the cash flow statements (Continued)

Reconciliation of net profit to cash flows from operating activities

	2006	2005
Net profit	**41,892**	27,492
Add/(less):		
Minority interest	**5,260**	5,105
Asset impairment losses	**11,587**	10,985
Depreciation of fixed assets	**5,654**	5,883
Amortisation of intangible assets and long-term deferred expenses	**808**	912
Net gains on disposal of fixed assets and other assets	**(2,026)**	(1,028)
Investment gains from equity securities	**(4,459)**	(678)
Interest expenses arising from bonds issued	**2,840**	2,611
Increase in operating receivables	**(459,308)**	(444,982)
Increase in operating payables	**425,660**	407,583
Net cash inflow from operating activities	**27,908**	13,883

41 Acquisition of subsidiaries

On 15 December 2006, Bank of China Group Investment Limited, a wholly owned subsidiary of the Bank, acquired 100% of the share capital of the SALE for cash consideration of USD978 million (RMB7,627 million).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

41 Acquisition of subsidiaries (Continued)

The details of the fair value of the assets and liabilities acquired and equity investment difference arising as at 15 December 2006 are as follows:

	Fair value	Acquiree's carrying amount
Cash and cash equivalents	2,254	2,254
Fixed assets	20,209	20,001
Construction in process	1,692	1,692
Intangible assets	1,856	—
Other assets	428	428
Deferred income tax liabilities	(777)	(260)
Other liabilities	(19,910)	(19,910)
Net	5,752	4,205
Premium on acquisition/Equity investment difference (Note V.9)	1,875	
Total purchase consideration paid	7,627	
Less: cash and cash equivalents in subsidiary acquired	(2,254)	
Net cash outflow on acquisition	5,373	

The premium on acquisition/equity investment difference is attributable to the high profitability of the acquired business and the significant synergies expected to arise. Fair value of assets and liabilities acquired were based on discounted cash flow models.

The operating income of the acquired company was not significant to the Group for the year ended 31 December 2006.

VI NOTES TO THE BANK'S FINANCIAL STATEMENTS

1 Debt securities

	31 December 2006	31 December 2005
Debt Securities available-for-sale (at fair value)		
Government	**283,860**	219,566
Public sector and quasi-government	**145,929**	102,200
Financial institution	**195,235**	146,373
Corporate	**81,002**	70,798
Sub-total	**706,026**	538,937
Debt Securities held-to-maturity (at amortized cost)		
Government	**144,292**	227,718
Public sector and quasi-government	**75,749**	103,074
Financial institution	**62,702**	74,791
Corporate	**4,655**	9,560
Sub-total	**287,398**	415,143
Debt securities classified as loans and receivables (at amortized cost)		
China Orient Bond	**160,000**	160,000
PBOC — Special Bills	**91,612**	91,530
— Target Bills	**28,702**	—
Special Purpose Treasury Bond	**42,500**	42,500
Long term notes		
— Financial institution	**14,545**	1,545
Short term bills and notes		
— Public sector and quasi-government	**3,895**	5,992
— Financial institution	**98,006**	32,156
— Corporate	**6,546**	—
Certificate Treasury Bonds and others	**12,952**	10,343
	458,758	344,066
Allowance for impairment losses	**(152)**	(156)
Sub-total	**458,606**	343,910
Total	**1,452,030**	1,297,990

(Amount in millions of Renminbi, unless otherwise stated)

VI NOTES TO THE BANK'S FINANCIAL STATEMENTS (Continued)

1 Debt securities (Continued)

The movement in debt securities is summarized as follows:

	Available-for-sale	**Held-to-maturity**	**Total**
At 1 January 2006	**538,937**	**415,143**	**954,080**
Additions	**710,389**	**248,276**	**958,665**
Sales and redemptions	**(536,733)**	**(375,327)**	**(912,060)**
Accretion	**3,975**	**3,009**	**6,984**
Fair value changes	**(2,244)**	**—**	**(2,244)**
Exchange differences	**(8,298)**	**(3,703)**	**(12,001)**
At 31 December 2006	**706,026**	**287,398**	**993,424**

	Available-for-sale	Held-to-maturity	Total
At 1 January 2005	346,403	252,254	598,657
Additions	847,817	432,940	1,280,757
Sales and redemptions	(638,230)	(267,575)	(905,805)
(Amortisation)/Accretion	(496)	2,061	1,565
Fair value changes	394	—	394
Exchange differences	(16,951)	(4,537)	(21,488)
At 31 December 2005	538,937	415,143	954,080

2 Loans and advances to customers

	31 December 2006	31 December 2005
Unsecured loans	**469,084**	401,756
Guaranteed loans	**652,766**	617,332
Collateralized and other secured loans	**942,764**	849,017
Total	**2,064,614**	1,868,105

VI NOTES TO THE BANK'S FINANCIAL STATEMENTS (Continued)

3 Equity investments

	31 December 2006	31 December 2005
Investment in subsidiaries	**70,220**	66,294
Investment in associates	**36**	63
Others	**786**	796
	71,042	67,153
Less: Allowance for impairment losses	**(73)**	(202)
	70,969	66,951

Movement of investment in subsidiaries is as follows:

	2006	2005
At 1 January	**66,294**	60,887
Additions	**435**	484
Share of results after tax	**12,884**	10,895
Dividends received	**(7,146)**	(6,010)
Currency translation differences and others	**(2,247)**	38
At 31 December	**70,220**	66,294

(Amount in millions of Renminbi, unless otherwise stated)

VI NOTES TO THE BANK'S FINANCIAL STATEMENTS (Continued)

4 Deposits from customers

	31 December 2006	31 December 2005
Short-term corporate deposits		
Corporate demand deposits	**883,939**	747,059
Corporate time deposits with maturity of less than one year	**400,420**	380,105
Sub-total	**1,284,359**	1,127,164
Short-term saving deposits		
Demand deposits	**565,893**	492,876
Time deposits with maturity of less than one year	**993,671**	937,430
Sub-total	**1,559,564**	1,430,306
Long-term corporate deposits	**35,809**	24,395
Long-term saving deposits	**341,323**	305,239
Security and margin deposits	**138,815**	122,083
Total	**3,359,870**	3,009,187
The security and margin deposits are analysed as follows:		
Security deposits for bank acceptance	**74,097**	63,522
Security deposits for letters of credit and letters of guarantee issued	**29,790**	26,469
Margin deposits for foreign exchange transactions	**4,520**	3,718
Others	**30,408**	28,374
Total	**138,815**	122,083

VI NOTES TO THE BANK'S FINANCIAL STATEMENTS (Continued)

5 Net interest income

	2006	2005
Interest income		
Loans and advances to customers	**107,267**	94,464
Debt securities	**52,483**	34,994
Due from and placements with banks and other financial institutions	**8,517**	5,136
Due from central banks	**4,730**	4,145
Sub-total	**172,997**	138,739
Interest expense		
Deposits from customers	**(55,546)**	(42,384)
Due to and placements from banks and other financial institutions, due to central banks	**(9,242)**	(6,602)
Other borrowings and bonds issued	**(4,631)**	(4,514)
Sub-total	**(69,419)**	(53,500)
Net interest income	**103,578**	85,239

6 Net fee and commission income

	2006	2005
Agency commissions	**1,609**	964
Settlement and clearing fees	**2,865**	2,247
Credit commitment fees	**2,478**	2,030
Bank card fees	**2,080**	1,540
Custodian and other fiduciary service fees	**260**	227
Others	**1,495**	1,063
Fee and commission income	**10,787**	8,071
Fee and commission expenses	**(1,027)**	(1,851)
Net fee and commission income	**9,760**	6,220

(Amount in millions of Renminbi, unless otherwise stated)

VI NOTES TO THE BANK'S FINANCIAL STATEMENTS (Continued)

7 Net trading (losses)/gains

	2006	2005
Net (losses)/gains from foreign exchange and foreign exchange products	(4,004)	758
Net gains from interest rate instruments	212	1,884
Total	(3,792)	2,642

8 Investment gains

	2006	2005
Equity investment		
Share of result of subsidiaries	13,442	10,895
Net gains from investment in associates	9	37
Others	63	48
Sub-total	13,514	10,980
Losses on debt securities	(615)	(813)
Total	12,899	10,167

9 Operating and administrative expenses

	2006	2005
Staff costs	24,983	19,607
General operating and administrative expenses	15,144	13,851
Depreciation	4,796	5,060
Total	44,923	38,518

Staff costs are analysed as follows:

	2006	2005
Salaries and welfare expenses	18,882	14,673
Defined contribution plans	2,743	2,211
Housing funds	1,224	1,000
Other social insurance costs	983	419
Defined benefit plans	318	294
Others	833	1,010
Total	24,983	19,607

VI NOTES TO THE BANK'S FINANCIAL STATEMENTS (Continued)

10 Impairment losses

	2006	2005
Provision for loan losses	13,870	13,770
Provision for impairment losses of foreclosed assets	85	131
(Write-back of)/provision for impairment losses of other receivables	(119)	497
Write-back of impairment losses of fixed assets and others	(24)	(148)
Total	13,812	14,250

11 Notes to the cash flow statements

For the purpose of the cash flow statements, cash and cash equivalents comprise the following balances with an original maturity of less than three months:

	31 December 2006	31 December 2005
Cash	27,632	25,144
Balances with central banks	77,810	82,936
Due from and placement with banks and other financial institutions	220,741	154,349
Short term bills and notes	70,859	13,194
Total	397,042	275,623

Reconciliation of net profit to cash flows from operating activities

	2006	2005
Net profit	42,497	27,492
Add/(less):		
Asset impairment losses	13,812	14,250
Depreciation of fixed assets	4,796	5,060
Amortisation of intangible assets and long-term deferred expenses	808	912
Net gains on disposal of fixed assets and other assets	(1,770)	(534)
Investment gains from equity securities	(13,514)	(10,980)
Interest expenses arising from bonds issued	2,840	2,611
Increase in operating receivables	(371,606)	(456,554)
Increase in operating payables	329,392	391,789
Net cash inflow from operating activities	7,255	(25,954)

(Amount in millions of Renminbi, unless otherwise stated)

VII RELATED PARTY TRANSACTIONS

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. The Group is subject to the control of the State Council of the PRC government through Huijin.

(1) Transactions with Huijin

(i) *Foreign Currency Option Agreement*

In 2005, the Bank entered into a foreign currency option agreement with Huijin to reduce its foreign currency exposure and as at 31 December 2006 and 2005, the outstanding notional amount of the foreign currency option agreement was USD18 billion (Note V.3 and Note XII).

(ii) On 15 May 2006, a dividend of RMB1,375 million, relating to the year ended 31 December 2005, was paid to Huijin, in accordance with the approval by the equity holders at a post-adjournment session of the Annual General Meeting on 30 April 2006.

(iii) In accordance with the resolution of the seventh Extraordinary Meeting of the Shareholder in 2005, Huijin agreed to the appropriation of RMB500 million of distributed dividends in 2004, as start-up funding for the Bank's new annuity plan.

(iv) *Deposit*

	2006	2005
At 1 January	**38,869**	—
Deposits received during the year	**288,128**	42,972
Deposits repaid and other changes during the year	**(304,937)**	(4,103)
At 31 December	**22,060**	38,869

The deposits from Huijin are under commercial terms and at market rates.

VII RELATED PARTY TRANSACTIONS (Continued)

(2) Transactions with other companies controlled by Huijin

Huijin also has controlling equity interests in certain other bank and non-bank entities in the PRC. The Group enters into banking transactions with these entities in the normal course of its business under commercial terms and at market rates. These include trading assets, investment securities and money market transactions.

The volume of such transactions for the years ended 31 December 2006 and 2005 and the outstanding balances with these companies as of 31 December 2006 and 2005 are as follows:

(i) *Trading assets and investment securities*

	2006	2005
Purchases during the year	**1,207**	1,499
Redemptions/sales during the year	**1,804**	1,218

	2006	2005
Outstanding balance at 1 January	**2,400**	2,183
Outstanding balance at 31 December	**1,762**	2,400

(ii) *Due from banks*

	2006	2005
Outstanding balance at 1 January	**88**	94
Outstanding balance at 31 December	**121**	88

(iii) *Placements with banks and other financial institutions*

	2006	2005
Outstanding balance at 1 January	**2,318**	3,537
Outstanding balance at 31 December	**1,662**	2,318

(Amount in millions of Renminbi, unless otherwise stated)

VII RELATED PARTY TRANSACTIONS (Continued)

(2) Transactions with other companies controlled by Huijin (Continued)

(iv) *Due to banks and other financial institutions*

	2006	2005
Outstanding balance at 1 January	**2,076**	1,895
Outstanding balance at 31 December	**1,971**	2,076

(v) *Placements from banks and other financial institutions*

	2006	2005
Outstanding balance at 1 January	**243**	—
Outstanding balance at 31 December	**106**	243

(3) Transactions with shareholders holding 5% or more ordinary shares

As at 31 December 2006, in addition to Huijin, the shareholder holding 5% or more ordinary shares of the Bank is RBS China Investments S.á.r.l.. The Bank has no significant transactions with this shareholder in 2006 and has no material balances with this shareholder as at 31 December 2006.

(4) Transactions with associates/joint ventures

The Group enters into banking transactions with associates and joint ventures (Note V.9(1)) in the normal course of business under commercial terms and at market rates. These include loans and advances, deposit taking and such other normal banking businesses. The outstanding balances with associates and joint ventures and related allowance for impairment losses as of the respective year end dates, and the volume of transactions for the years ended 31 December 2006 and 2005 are stated below. The related interest income and expense amounts are not considered significant.

VII RELATED PARTY TRANSACTIONS (Continued)

(4) Transactions with associates/joint ventures (Continued)

(i) *Loans and advances*

	2006	2005
Outstanding balance as at 1 January	**7,240**	1,246
Granted during the year	**381**	8,128
Repaid during the year	**(6,616)**	(989)
Write-off and other changes during the year	**(191)**	(1,145)
Outstanding balance as at 31 December	**814**	7,240
Allowance for impairment losses	**(18)**	(119)

(ii) *Deposits*

	2006	2005
Outstanding balance as at 1 January	**856**	1,227
Received during the year	**6,498**	3,879
Repaid and other changes during the year	**(4,065)**	(4,250)
Outstanding balance as at 31 December	**3,289**	856

(iii) *Debt securities issued by associates*

	2006	2005
Outstanding balance as at 1 January	**188**	—
Purchases during the year	**—**	1,307
Redemptions/sales during the year	**(188)**	(1,123)
Fair value changes and others	**—**	4
Outstanding balance as at 31 December	**—**	188

(Amount in millions of Renminbi, unless otherwise stated)

VIII SEGMENT REPORTING

The Group's businesses operate in three principal geographical areas: the Chinese Mainland, Hong Kong and Macau, and other overseas locations. Significant other overseas locations include New York, London, Singapore and Tokyo. Within Hong Kong and Macau, BOCHK Holdings and its intermediate holding companies, collectively referred to as BOC Hong Kong Group, account for the majority of the Group's overseas operating activities.

The geographical analysis of revenues, segment results, segment assets, segment liabilities and capital expenditure reflects the process through which the Group's operating activities are managed. In accordance with the Group's organizational structure and its internal financial reporting process, the Group has determined that geographical segments should be presented as its primary segment.

Profit and loss accounts, assets and liabilities, capital expenditure, depreciation and amortisation and credit commitments have generally been based on the country in which the branch or subsidiary is located.

VIII SEGMENT REPORTING (Continued)

For the year ended 31 December 2006

	Chinese Mainland	Hong Kong & Macau			Other overseas operations	Elimination	Total
		BOC Hong Kong Group	Others	Sub-total			
Interest income	166,485	40,936	4,870	45,806	7,563	(5,184)	214,670
Interest expense	(65,575)	(24,668)	(3,158)	(27,826)	(5,750)	5,188	(93,963)
Net interest income	100,910	16,268	1,712	17,980	1,813	4	120,707
Net fee and commission income	8,629	3,587	1,782	5,369	829	(504)	14,323
Net trading (losses)/gains	(3,773)	1,835	(1,819)	16	(22)	—	(3,779)
Investment (losses)/gains	(601)	24	4,340	4,364	27	41	3,831
Other operating income, net	1,960	(473)	1,207	734	(7)	(141)	2,546
	107,125	21,241	7,222	28,463	2,640	(600)	137,628
Operating and administrative expenses	(43,139)	(6,480)	(2,590)	(9,070)	(1,465)	60	(53,614)
Business tax and surcharges	(6,367)	(44)	(19)	(63)	(32)	—	(6,462)
Operating profit	57,619	14,717	4,613	19,330	1,143	(540)	77,552
Non-operating income, net	(24)	348	611	959	109	—	1,044
Profit before impairment losses	57,595	15,065	5,224	20,289	1,252	(540)	78,596
Impairment (losses)/ write-back	(14,923)	1,933	1,173	3,106	230	—	(11,587)
Profit before tax	42,672	16,998	6,397	23,395	1,482	(540)	67,009
Income tax	(16,353)	(2,871)	(533)	(3,404)	(290)	190	(19,857)
Profit after tax	26,319	14,127	5,864	19,991	1,192	(350)	47,152
Minority interest	(9)	(5,012)	(239)	(5,251)	—	—	(5,260)
Net profit	26,310	9,115	5,625	14,740	1,192	(350)	41,892

(Amount in millions of Renminbi, unless otherwise stated)

VIII SEGMENT REPORTING (Continued)

As at and for the year ended 31 December 2006

		Hong Kong & Macau					
	Chinese Mainland	BOC Hong Kong Group	Others	Sub-total	Other overseas operations	Elimination	Total
Segment assets	4,291,241	922,777	156,086	1,078,863	214,735	(259,566)	5,325,273
Segment liabilities	(3,915,907)	(843,061)	(135,404)	(978,465)	(204,673)	191,586	(4,907,459)
Other segment items:							
Capital expenditure	5,954	740	666	1,406	52	—	7,412
Depreciation and amortisation	5,500	639	193	832	131	—	6,463
Credit commitments	884,607	188,664	14,812	203,476	61,297	(61,558)	1,087,822

VIII SEGMENT REPORTING (Continued)

For the year ended 31 December 2005

		Hong Kong & Macau					
	Chinese Mainland	BOC Hong Kong Group	Others	Sub-total	Other overseas operations	Elimination	Total
Interest income	133,781	27,666	3,687	31,353	5,526	(3,315)	167,345
Interest expense	(51,094)	(13,675)	(1,651)	(15,326)	(3,835)	3,315	(66,940)
Net interest income	82,687	13,991	2,036	16,027	1,691	—	100,405
Net fee and commission income	5,207	3,009	217	3,226	814	—	9,247
Net trading gains/(losses)	2,218	1,878	(4)	1,874	390	—	4,482
Investment (losses)/gains	(866)	(104)	663	559	59	—	(248)
Other operating income, net	573	133	1,432	1,565	4	—	2,142
	89,819	18,907	4,344	23,251	2,958	—	116,028
Operating and administrative expenses	(36,600)	(5,888)	(1,399)	(7,287)	(1,717)	—	(45,604)
Business tax and surcharges	(5,592)	(34)	(26)	(60)	(28)	—	(5,680)
Operating profit	47,627	12,985	2,919	15,904	1,213	—	64,744
Non-operating income, net	529	487	190	677	175	—	1,381
Profit before impairment losses	48,156	13,472	3,109	16,581	1,388	—	66,125
Impairment (losses)/ write-back	(15,404)	2,792	1,077	3,869	550	—	(10,985)
Profit before tax	32,752	16,264	4,186	20,450	1,938	—	55,140
Income tax	(19,409)	(2,672)	(142)	(2,814)	(320)	—	(22,543)
Profit after tax	13,343	13,592	4,044	17,636	1,618	—	32,597
Minority interest	(5)	(4,789)	(311)	(5,100)	—	—	(5,105)
Net profit	13,338	8,803	3,733	12,536	1,618	—	27,492

(Amount in millions of Renminbi, unless otherwise stated)

VIII SEGMENT REPORTING (Continued)

As at and for the year ended 31 December 2005

		Hong Kong & Macau					
	Chinese Mainland	BOC Hong Kong Group	Others	Sub-total	Other overseas operations	Elimination	Total
Segment assets	3,803,989	845,959	120,266	966,225	186,982	(214,390)	4,742,806
Segment liabilities	(3,584,086)	(768,215)	(102,831)	(871,046)	(178,853)	153,799	(4,480,186)
Other segment items							
Capital expenditure	5,379	592	68	660	67	—	6,106
Depreciation and amortisation	5,906	636	126	762	127	—	6,795
Credit commitments	699,066	168,203	14,131	182,334	52,434	(38,072)	895,762

VIII SEGMENT REPORTING (Continued)

Business segments are presented as the Group's secondary segment. The Group provides services through the following main business segments: corporate banking, personal banking, treasury operations, investment banking, insurance and other operations. Segment revenue, results, assets, liabilities and capital expenditure presented in business segments include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Corporate banking — providing services to corporate customers including current accounts, deposits, overdrafts, lending, trade related products and other credit facilities, custody, foreign currency and derivative products.

Personal banking — providing services to retail customers including current accounts, savings, deposits, investment savings products, credit and debit cards, consumer loans and mortgages.

Treasury operations — consisting of foreign exchange transactions, customer-based interest rate and foreign exchange derivative transactions, money market transactions, proprietary trading and asset-liability management. The results of this segment include the inter-segment funding income and expenses, foreign currency translation gains and losses resulting from interest bearing assets and liabilities and foreign currency translation gains and losses.

Investment banking — consisting of debt and equity underwriting, asset management services, brokerage services and loan syndications.

Insurance — underwriting of general and life insurance business and insurance agency services.

Other operations of the Group comprise investment holding and other miscellaneous activities, none of which constitutes a separately reportable segment or can be allocated on a reasonable basis.

(Amount in millions of Renminbi, unless otherwise stated)

VIII SEGMENT REPORTING (Continued)

As at and for the year ended 31 December 2006

	Corporate banking	Personal banking	Treasury Operations	Investment banking	Insurance	Others	Elimination	Total
Interest income	96,527	88,019	84,522	679	594	536	(56,207)	214,670
Interest expense	(41,111)	(51,877)	(54,661)	(543)	(19)	(1,963)	56,211	(93,963)
Net interest income	55,416	36,142	29,861	136	575	(1,427)	4	120,707
Net fee and commission income	6,674	6,237	759	1,643	(543)	115	(562)	14,323
Net trading gains/(losses)	4,105	2,264	(8,656)	(1,967)	433	41	1	(3,779)
Investment (losses)/gains	—	—	(634)	2,662	293	1,469	41	3,831
Other operating income, net	(37)	201	—	—	22	2,550	(190)	2,546
	66,158	44,844	21,330	2,474	780	2,748	(706)	137,628
Operating and administrative expenses	(19,695)	(26,188)	(6,398)	(1,164)	(233)	(1,287)	1,351	(53,614)
Business tax and surcharges	(3,150)	(962)	(2,290)	(9)	(8)	(43)	—	(6,462)
Operating profit	43,313	17,694	12,642	1,301	539	1,418	645	77,552
Non-operating income, net	151	220	123	(4)	38	1,701	(1,185)	1,044
Profit before impairment losses	43,464	17,914	12,765	1,297	577	3,119	(540)	78,596
Impairment (losses)/write-back	(11,166)	(569)	9	(6)	6	139	—	(11,587)
Profit before tax	32,298	17,345	12,774	1,291	583	3,258	(540)	67,009
Income tax								(19,857)
Profit after tax								47,152
Minority interests								(5,260)
Net profit								41,892
Segment assets	1,797,363	687,592	2,727,735	23,741	20,206	117,264	(48,628)	5,325,273
Capital expenditure	1,542	2,744	105	24	19	2,978	—	7,412

VIII SEGMENT REPORTING (Continued)

As at and for the year ended 31 December 2005

	Corporate banking	Personal banking	Treasury Operations	Investment banking	Insurance	Others	Elimination	Total
Interest income	83,037	68,046	56,521	478	407	359	(41,503)	167,345
Interest expense	(31,913)	(36,169)	(38,466)	(371)	—	(1,524)	41,503	(66,940)
Net interest income	51,124	31,877	18,055	107	407	(1,165)	—	100,405
Net fee and commission income	5,133	3,709	532	368	(494)	(1)	—	9,247
Net trading gains/(losses)	4,458	2,121	(1,930)	132	(309)	10	—	4,482
Investment (losses)/gains	—	—	(898)	242	19	389	—	(248)
Other operating income, net	13	30	—	—	848	1,309	(58)	2,142
	60,728	37,737	15,759	849	471	542	(58)	116,028
Operating and administrative expenses	(16,468)	(24,330)	(4,583)	(522)	(177)	(516)	992	(45,604)
Business tax and surcharges	(3,012)	(914)	(1,698)	(6)	(3)	(47)	—	(5,680)
Operating profit	41,248	12,493	9,478	321	291	(21)	934	64,744
Non-operating income, net	222	410	169	4	43	1,467	(934)	1,381
Profit before impairment losses	41,470	12,903	9,647	325	334	1,446	—	66,125
Impairment (losses)/write-back	(12,529)	1,434	(5)	(10)	1	124	—	(10,985)
Profit before tax	28,941	14,337	9,642	315	335	1,570	—	55,140
Income tax								(22,543)
Profit after tax								32,597
Minority interests								(5,105)
Net profit								27,492
Segment assets	1,658,718	603,891	2,399,377	15,159	12,398	77,644	(24,381)	4,742,806
Capital expenditure	1,296	2,628	86	—	7	2,089	—	6,106

With effect from 1 January 2006, the internal funds transfer pricing mechanism of the Bank was revised and the above tabulation of segment information is calculated on this new basis. The new pricing mechanism is based on market deposit and lending rates, adjusted for pre-determined margins. These margins reflect differentiation based on product features and maturity. Previously, blended mid prices between the Bank's average cost of funding and average yield on interest bearing assets were used, without product or maturity differentiation. The intent of the change is to better reflect actual market conditions and the asset-liability management process.

(Amount in millions of Renminbi, unless otherwise stated)

VIII SEGMENT REPORTING (Continued)

The effect of the change in basis of pricing between business segments for the period ended 31 December 2005 is summarized below. Under the new basis, the net interest income of the Treasury operation has increased as the new basis has resulted in an increase in the inter-segment pricing margin in relation to the funding provided by Treasury operations to Corporate and Personal banking.

As at and for the year ended 31 December 2005

	Corporate banking	Personal banking	Treasury Operations	Investment banking	Insurance	Others	Elimination	Total
Net Interest expense as reported previously	52,035	36,583	12,438	107	407	(1,165)	—	100,405
Effect of change-increase/(decrease)	(911)	(4,706)	5,617	—	—	—	—	—
Net Interest expense as revised	51,124	31,877	18,055	107	407	(1,165)	—	100,405
Operating profits as reported previously	42,159	17,199	3,861	321	291	(21)	934	64,744
Effect of change-increase/(decrease)	(911)	(4,706)	5,617	—	—	—	—	—
Operating profits as revised	41,248	12,493	9,478	321	291	(21)	934	64,744
Profit before impairment losses as reported previously	42,381	17,609	4,030	325	334	1,446	—	66,125
Effect of change-increase/(decrease)	(911)	(4,706)	5,617	—	—	—	—	—
Profit before impairment losses as revised	41,470	12,903	9,647	325	334	1,446	—	66,125
Profit before income tax as reported previously	29,852	19,043	4,025	315	335	1,570	—	55,140
Effect of change-increase/(decrease)	(911)	(4,706)	5,617	—	—	—	—	—
Profit before income tax as revised	28,941	14,337	9,642	315	335	1,570	—	55,140

IX FOREIGN CURRENCY POSITION FOR ASSETS AND LIABILITIES BY CURRENCY

The Group's net foreign currency positions as at 31 December 2006 and 31 December 2005 are analysed below:

	Foreign Currency Position			
	31 December 2006		31 December 2005	
	RMB billion	In USD billion equivalent[1]	RMB billion	In USD billion equivalent[1]
Net on-balance sheet foreign currency position	666	86	485	60
Less: Net off-balance sheet foreign currency position	(433)	(55)	(171)	(21)
Net foreign currency position	233	31	314	39
Less: Foreign currency denominated net investments in foreign operations	(110)	(15)	(105)	(13)
Net position	123	16	209	26

The key movements of the Group's net foreign currency position during 2006 are analysed as follows:

	Foreign Currency Position			
USD billion in equivalent[1]	**Net on-balance sheet**	**Net off-balance sheet**	**Net investments in foreign operations[3]**	**Net position**
Opening position as at 1 January 2006	60	(21)	(13)	26
— Proceeds from a global offering	11	—	—	11
— Spot transactions to reduce the foreign currency position[2]	(26)	—	—	(26)
— Funding swap transactions[2]	42	(42)	—	—
— Funding swap transactions expired	(4)	4	—	—
— Others	3	4	(2)	5
Closing position as at 31 December 2006	86	(55)	(15)	16

[1] The Group's foreign currency position expressed in USD equivalent in the above tables comprises all net foreign currency exposures as of 31 December 2006 and 2005 based on the respective year-end closing foreign exchange rates of each currency with the USD.

(Amount in millions of Renminbi, unless otherwise stated)

IX FOREIGN CURRENCY POSITION FOR ASSETS AND LIABILITIES BY CURRENCY (Continued)

(2) The Group endeavors to manage its sources and uses of foreign currencies to minimize potential mismatches in accordance with management directives. However, the Group's ability to manage its foreign currency positions in relation to the RMB is limited as RMB is not a freely convertible currency. The PRC government's current foreign currency regulations require the conversion of foreign currency to be approved by relevant PRC government authorities. The Bank has significant foreign currency positions, which arose largely through foreign currency capital contributions from the equity holders and its foreign currency operations.

In 2005, the Bank entered into a foreign currency option agreement with Huijin ("Huijin option"), having a notional amount of USD18 billion, to economically hedge a portion of its net foreign currency position (see Note V.3).

During the year ended 31 December 2006, the Bank has entered into certain foreign exchange spot transactions, having an aggregate notional amount of USD26.3 billion (2005: Nil), to further reduce its net foreign currency position.

During the year ended 31 December 2006, the Bank has also entered into a series of USD/RMB funding swaps, having an aggregate notional amount of USD41.5 billion (2005: USD4.2 billion), with maturities of either 1 year or 3 years to benefit from the interest differentials between USD and RMB. These USD/RMB funding swaps have no impact on the Group's net foreign currency position. As at 31 December 2006, the outstanding notional amount of these transactions amounted to USD41.5 billion (2005: USD4.2 billion) and the fair value of these contracts as at 31 December 2006 amounted to RMB2.2 billion (2005: RMB0.01 billion). (See Note V.3)

Subsequent to the balance sheet date and up to the date of this report, the Bank has exercised three tranches of the options with Huijin and sold USD4.5 billion to Huijin for RMB at the exchange rate as agreed in the foreign currency option agreement. In addition, the Bank has entered into foreign exchange spot transactions of USD6.8 billion to further reduce its net foreign currency position after the balance sheet date.

Concurrently, the Bank entered into Cross Currency Interest Rate Swap contracts ("CIRS") with a notional amount of USD11.3 billion. Under the CIRS, the Bank swapped in USD with RMB at the applicable spot rates and agreed to settle the USD in exchange for RMB after one year. Interest is exchanged on a quarterly basis over the life of the CIRS based on market rates (Note XII).

(3) The Group's net investments in foreign operations represent the net assets/liabilities of overseas subsidiaries, branches or associated undertakings, the functional currencies of which are currencies other than RMB. The results of operations and financial position of these operations are translated into RMB, for reporting purposes with all exchange differences arising from the translation recognized under the "Currency translation differences" as a separate component of equity. These exchange differences therefore do not impact the consolidated profit or loss of the Group.

The following table illustrates the potential impact to the income statements for a 1 percent fluctuation in the foreign currency exchange rates against RMB based on the net position of the Group excluding the net structural position in foreign operations as set forth above:

	31 December 2006	31 December 2005
	Profit/(loss) RMB million	Profit/(loss) RMB million
1% appreciation/depreciation in foreign currency exchange rates against RMB	**+/-1,230**	+/-2,090

The above sensitivity analysis in response to potential movements in the foreign currency exchange rates against RMB is for illustrative purposes and only represents simple scenarios applied to the Bank's net outstanding foreign currency position as at the respective date. Such analysis does not take into account the correlation effect of changes in different foreign currencies, any further actions that may have been or could be taken by management after the balance sheet date, subject to the approval by the PRC government, to mitigate the effect of exchange differences, nor for any consequential changes in the foreign currency positions.

IX FOREIGN CURRENCY POSITION FOR ASSETS AND LIABILITIES BY CURRENCY (Continued)

As at 31 December 2006	RMB	USD	HKD	EURO	JPY	GBP	Other	Total
Assets								
Short-term financial assets	368,201	23,591	42,921	2,144	6,071	539	46,773	490,240
Derivative financial instruments	7,418	9,161	7,694	150	88	174	152	24,837
Due from and placements with banks and other financial institutions	52,087	190,521	111,983	20,386	8,831	7,103	16,929	407,840
Debt securities	875,220	703,112	169,310	46,974	30,695	5,808	48,299	1,879,418
Loans and advances to customers	1,692,980	341,398	319,103	34,360	21,940	4,516	17,509	2,431,806
Less: Allowance for impairment losses	(78,459)	(11,937)	(2,557)	(458)	(518)	(48)	(316)	(94,293)
Other assets	91,362	47,466	38,358	1,398	1,371	738	4,732	185,425
Total assets	3,008,809	1,303,312	686,812	104,954	68,478	18,830	134,078	5,325,273
Liabilities								
Short-term financial liabilities	—	36,598	40,690	—	—	—	1,909	79,197
Derivative financial instruments and liabilities at fair value through profit or loss	9,688	73,876	28,083	282	78	762	279	113,048
Due to and placements from banks and other financial institutions	177,808	84,658	8,592	4,939	8,442	417	36,525	321,381
Deposits from customers	2,902,584	422,490	573,912	42,529	44,032	23,210	86,665	4,095,422
Other borrowings and bonds issued	60,000	40,187	—	15,247	3,984	786	3,367	123,571
Other liabilities	107,003	26,782	34,863	2,203	981	559	2,449	174,840
Total liabilities	3,257,083	684,591	686,140	65,200	57,517	25,734	131,194	4,907,459
Net on-balance sheet position	(248,274)	618,721	672	39,754	10,961	(6,904)	2,884	417,814
Net off-balance sheet position	439,850	(468,346)	79,804	(37,825)	(13,762)	7,222	156	7,099
Credit commitments	505,383	345,814	152,091	51,404	16,424	4,440	12,266	1,087,822

(Amount in millions of Renminbi, unless otherwise stated)

IX FOREIGN CURRENCY POSITION FOR ASSETS AND LIABILITIES BY CURRENCY (Continued)

As at 31 December 2005	RMB	USD	HKD	EURO	JPY	GBP	Other	Total
Assets								
Short-term financial assets	290,571	17,463	50,536	2,244	17,105	421	33,145	411,485
Derivative financial instruments	—	11,493	4,552	149	548	57	9	16,808
Due from and placements with banks and other financial institutions	72,731	133,179	96,420	13,322	616	5,691	22,578	344,537
Debt securities	834,407	562,128	147,966	50,044	23,072	7,048	44,926	1,669,591
Loans and advances to customers	1,477,859	358,289	319,212	34,942	25,418	4,228	15,098	2,235,046
Less: Allowance for impairment losses	(66,477)	(11,779)	(3,485)	(510)	(552)	(36)	(314)	(83,153)
Other assets	90,733	15,988	34,632	1,172	1,755	727	3,485	148,492
Total assets	2,699,824	1,086,761	649,833	101,363	67,962	18,136	118,927	4,742,806
Liabilities								
Short-term financial liabilities	1,084	24,162	38,595	29	—	32	1,884	65,786
Derivative financial instruments and liabilities at fair value through profit or loss	—	70,625	19,551	418	384	117	79	91,174
Due to and placements from banks and other financial institutions	209,624	76,205	13,707	4,400	11,538	514	29,245	345,233
Deposits from customers	2,531,878	440,252	529,827	46,854	37,565	26,634	90,767	3,703,777
Special purpose borrowings and bonds issued	60,000	28,549	—	16,251	4,665	1,092	1,786	112,343
Other liabilities	119,401	17,220	20,679	1,525	1,138	527	1,383	161,873
Total liabilities	2,921,987	657,013	622,359	69,477	55,290	28,916	125,144	4,480,186
Net on-balance sheet position	(222,163)	429,748	27,474	31,886	12,672	(10,780)	(6,217)	262,620
Net off-balance sheet position	173,666	(229,776)	73,943	(29,586)	(16,344)	15,331	15,197	2,431
Credit commitments	394,938	295,280	137,425	30,874	21,185	2,049	14,011	895,762

X ASSETS AND LIABILITIES BY MATURITY

Maturity grouping analysis of assets and liabilities items is as follows. Short-term financial assets include cash, precious metals, due from central banks and government certificates of indebtedness for bank notes issued. Debt securities also include trading and other debt securities at fair value through profit or loss. Other assets primarily include interest receivable, fixed assets and deferred tax assets. Short-term financial liabilities include due to central banks and bank notes in circulation. Other liabilities primarily include interest payable.

As at 31 December 2006	Overdue	On demand	Up to 1 month	1–3 months	3–12 months	1–5 years	Over 5 years	Total
Assets								
Short-term financial assets	—	212,626	277,614	—	—	—	—	490,240
Derivative financial instruments	—	6,466	2,516	1,699	8,181	3,321	2,654	24,837
Due from and placements with banks and other financial institutions	—	8,702	264,913	106,193	27,909	123	—	407,840
Debt securities	—	—	107,557	178,296	335,588	764,725	493,252	1,879,418
Loans and advances to customers	87,331	33,259	130,984	255,756	661,993	642,817	619,666	2,431,806
Less: Allowance for impairment losses	(38,943)	(334)	(1,722)	(4,381)	(15,346)	(18,608)	(14,959)	(94,293)
Other assets	365	13,322	10,934	6,419	16,862	27,048	110,475	185,425
Total assets	48,753	274,041	792,796	543,982	1,035,187	1,419,426	1,211,088	5,325,273
Liabilities								
Short-term financial liabilities	—	47,939	4,412	5,078	21,768	—	—	79,197
Derivative financial instruments and liabilities at fair value through profit or loss	—	2,977	22,020	16,288	40,967	18,639	12,157	113,048
Due to and placements from banks and other financial institutions	—	181,292	78,881	19,390	23,346	18,472	—	321,381
Deposits from customers	—	1,854,295	671,668	439,523	849,657	279,368	911	4,095,422
Other borrowings and bonds issued	—	—	947	743	5,754	22,633	93,494	123,571
Other liabilities	—	71,152	15,546	7,227	49,618	13,746	17,551	174,840
Total liabilities	—	2,157,655	793,474	488,249	991,110	352,858	124,113	4,907,459
Net liquidity gap	48,753	(1,883,614)	(678)	55,733	44,077	1,066,568	1,086,975	417,814

(Amount in millions of Renminbi, unless otherwise stated)

X ASSETS AND LIABILITIES BY MATURITY (Continued)

As at 31 December 2005	Overdue	On demand	Up to 1 month	1–3 months	3–12 months	1–5 years	Over 5 years	Total
Assets								
Short-term financial assets	—	208,416	202,030	1,018	21	—	—	411,485
Derivative financial instruments	—	3,890	2,042	754	1,583	5,347	3,192	16,808
Due from and placements with banks and other financial institutions	—	12,438	220,629	92,649	18,707	114	—	344,537
Debt securities	—	—	69,577	107,968	315,812	813,060	363,174	1,669,591
Loans and advances to customers	77,846	28,662	109,430	224,756	814,571	518,316	461,465	2,235,046
Less: Allowance for impairment losses	(37,696)	(299)	(1,881)	(4,326)	(19,121)	(12,058)	(7,772)	(83,153)
Other assets	303	4,622	12,727	6,936	10,367	27,240	86,297	148,492
Total assets	40,453	257,729	614,554	429,755	1,141,940	1,352,019	906,356	4,742,806
Liabilities								
Short-term financial liabilities	—	65,237	529	20	—	—	—	65,786
Derivative financial instruments and liabilities at fair value through profit or loss	—	1,805	9,124	9,300	22,995	38,091	9,859	91,174
Due to and placements from banks and other financial institutions	—	137,560	79,351	47,365	48,126	32,831	—	345,233
Deposits from customers	—	1,615,637	521,517	441,467	843,029	279,819	2,308	3,703,777
Other borrowings and bonds issued	—	—	1,046	816	5,361	20,840	84,280	112,343
Other liabilities	—	74,437	14,974	5,610	51,950	12,849	2,053	161,873
Total liabilities	—	1,894,676	626,541	504,578	971,461	384,430	98,500	4,480,186
Net liquidity gap	40,453	(1,636,947)	(11,987)	(74,823)	170,479	967,589	807,856	262,620

XI CONTINGENT LIABILITIES, COMMITMENTS AND OTHER OFF-BALANCE SHEET ITEMS

1 Legal proceedings

As at 31 December 2006, the Group was involved in certain lawsuits as defendants arising from its normal business operations. Management of the Group believes that the outcome of these lawsuits will not have a material impact on the financial position of the Group after consulting legal counsel.

2 Assets pledged

Assets pledged as collateral for repurchase, short positions and precious metals swaps agreements with other banks and financial institutions are set forth in the tables below. As at 31 December 2006, the Group had repurchase agreements, short positions and precious metals swaps amounting to RMB54,806 million (2005: RMB62,108 million). All such agreements mature within twelve months from inception.

	31 December 2006	31 December 2005
Precious metals	—	2,617
Bills (Note V. 6)	—	11,968
Debt securities (Note V. 5)	**55,212**	49,658
Total	**55,212**	64,243

3 Capital commitments

The Group has the following outstanding capital commitments not provided for in the accounts:

	31 December 2006	31 December 2005
Authorized and contracted but not provided for	**38,741**	1,893
Authorized but not contracted for	**1,536**	2,687
	40,277	4,580

The above capital commitments are related to commitments to purchase building and equipment (including the purchasing aircraft for operating lease purpose). The Group's management is confident that future revenues and funding available will be sufficient to meet these capital commitments. However the Group's management have no obligation to incur the costs in respect of the amount reported as authorized but not contracted for.

(Amount in millions of Renminbi, unless otherwise stated)

XI CONTINGENT LIABILITIES, COMMITMENTS AND OTHER OFF-BALANCE SHEET ITEMS (Continued)

4 Operating leases

According to the irrevocable operating lease contracts, the minimum rental payments that should be paid by the Group in the future are summarized as:

	31 December 2006	31 December 2005
Within one year	**1,604**	1,371
One to two years	**1,281**	1,085
Two to three years	**969**	807
Above three years	**2,832**	2,546
Total	**6,686**	5,809

5 Certificate treasury bonds redemption commitments

The Bank is entrusted by the MOF to issue certain Certificate Treasury Bonds. The investors of Certificate Treasury Bonds have a right to redeem the bonds at par any time prior to maturity and the Bank is committed to redeem those bonds. The redemption price is the principal value of the Certificate Treasury Bonds plus unpaid interest in accordance with the early redemption arrangement. As at 31 December 2006, the Bank's redemption commitments, representing the principal value of the bonds underwritten and sold by the Bank, amounted to RMB84,500 million (2005: RMB80,965 million). The original maturities of these bonds vary from 1 to 5 years. As the deposits base rate established by the PBOC is currently lower than the yields on all issues of Certificate Treasury Bonds, management expects the amount of redemption before the maturity dates of those bonds through the Bank will not be material.

6 Major off-balance sheet exposures

	31 December 2006	31 December 2005
Acceptances	**217,093**	195,234
Letters of guarantee issued	**290,205**	212,987
Letters of credit issued	**109,083**	101,195
Irrevocable credit commitments and others	**471,441**	386,346
Total	**1,087,822**	895,762

XI CONTINGENT LIABILITIES, COMMITMENTS AND OTHER OFF-BALANCE SHEET ITEMS (Continued)

7 Fiduciary activities

The Group provides custody, entrusted loan administration, trustee and investment management services to third parties. Assets that are held in a fiduciary capacity are not included in these financial statements. As at 31 December 2006, the Group had a balance of securities and other financial instruments held in custody accounts amounted to approximately RMB707,953 million (2005: RMB562,823million), entrusted loans of RMB98,046 million (2005: RMB51,626 million), and the balance of precious metals held in custody accounts amounted to approximately RMB3,150 million (2005: RMB2,696 million).

XII EVENTS AFTER THE BALANCE SHEET DATE

1 On 16 March 2007, the National People's Congress approved the new PRC Enterprise Income Tax Law. This legislation reduces the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 2008. This reduction in enterprise income tax rate will directly reduce the Group's effective tax rate, and the Group will benefit from this prospectively from 2008. The tax rate reduction will also affect the carrying value of the net deferred tax assets of the Group's domestic operations as the New Accounting Standards for Enterprise Business No. 18 requires deferred tax items to be written down to reflect future realization at the newly enacted tax rate of 25% upon approval by the National People's Congress. The Group has performed a preliminary assessment based on the relevant net deferred tax asset balance as at 31 December 2006 and estimated that the amount of write-down will be approximately RMB3.8 billion.

2 Subsequent to the balance sheet date, the Bank exercised three tranches of the Huijin option, having a notional amount of USD4.5 billion and also entered into certain foreign exchange spot transactions of USD6.8 billion to further reduce its net foreign currency exposure.

Concurrently the Bank entered into a series of CIRS, having a notional amount of USD11.3 billion. See Note IX.

APPENDIX I: RECONCILIATION BETWEEN PRC GAAP AND IFRS FINANCIAL INFORMATION

For the year ended 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

The Consolidated Balance Sheets and Consolidated Income Statements prepared under the International Financial Reporting Standards("IFRS") of the Group and the reconciliation between PRC GAAP and IFRS financial information are set out below:

1 CONSOLIDATED INCOME STATEMENTS

	2006	2005
Interest income	215,334	167,948
Interest expense	(93,963)	(66,940)
Net interest income	121,371	101,008
Fee and commission income	17,139	12,698
Fee and commission expense	(2,816)	(3,451)
Net fee and commission income	14,323	9,247
Net trading (losses)/gains	(1,544)	4,283
Net gains/(losses) on investment securities	1,132	(582)
Other operating income	13,096	11,150
Impairment losses on loans and advances	(12,342)	(11,486)
Operating expenses and others	(68,731)	(59,984)
Operating profit	67,305	53,636
Share of results of associates and joint ventures	632	175
Profit before income tax	67,937	53,811
Income tax expense	(19,673)	(22,253)
Profit for the year	48,264	31,558
Attributable to:		
Equity holders of the Bank	42,830	25,921
Minority interest	5,434	5,637
	48,264	31,558
Earnings per share for profit attributable to the equity holders of the Bank during the period (Renminbi per ordinary share) — Basic and diluted	0.18	0.14
Dividends		
Dividends declared and paid during the year	—	12,737
Dividends proposed after the balance sheet date	10,154	1,375
	10,154	14,112

2 CONSOLIDATED BALANCE SHEETS

ASSETS	31 December 2006	31 December 2005
Cash and due from banks	**39,812**	41,082
Balances with central banks	**379,631**	316,941
Placements with banks and other financial institutions	**399,138**	332,099
Government certificates of indebtedness for bank notes issued	**36,626**	35,586
Precious metals	**42,083**	26,974
Trading assets and other financial instruments at fair value through profit or loss	**115,828**	111,782
Derivative financial instruments	**24,837**	16,808
Loans and advances to customers, net	**2,337,726**	2,152,112
Investment securities		
— available-for-sale	**815,178**	602,221
— held-to-maturity	**461,140**	607,459
— loans and receivables	**500,336**	361,851
Investment in associates and joint ventures	**5,931**	5,061
Property and equipment	**86,200**	62,417
Investment property	**8,221**	8,511
Deferred income tax assets	**21,396**	20,504
Other assets	**53,570**	38,640
Total assets	**5,327,653**	4,740,048

(Amount in millions of Renminbi, unless otherwise stated)

2 CONSOLIDATED BALANCE SHEETS (Continued)

LIABILITIES	31 December 2006	31 December 2005
Due to banks and other financial institutions	**178,777**	134,217
Due to central banks	**42,374**	30,055
Bank notes in circulation	**36,823**	35,731
Certificates of deposits and placements from banks and other financial institutions	**146,908**	212,626
Derivative financial instruments and liabilities at fair value through profit or loss	**113,048**	91,174
Due to customers	**4,091,118**	3,699,464
Bonds issued	**60,173**	60,179
Other borrowings	**63,398**	52,164
Current tax liabilities	**18,149**	23,459
Retirement benefit obligations	**7,444**	7,052
Deferred income tax liabilities	**3,029**	2,136
Other liabilities	**153,456**	136,272
Total liabilities	**4,914,697**	4,484,529
EQUITY		
Capital and reserves attributable to equity holders of the Bank		
Share capital	**253,839**	209,427
Capital reserve	**66,617**	(5,954)
Statutory reserves	**10,380**	5,987
General and regulatory reserves	**13,934**	5,109
Undistributed profits	**38,425**	10,188
Reserve for fair value changes of available-for-sale securities	**2,009**	1,899
Currency translation differences	**(2,071)**	(237)
Treasury shares	**(216)**	—
	382,917	226,419
Minority interest	**30,039**	29,100
Total equity	**412,956**	255,519
Total equity and liabilities	**5,327,653**	4,740,048

3 RECONCILIATION BETWEEN PRC GAAP AND IFRS FINANCIAL INFORMATION

	Net assets 31 December		Net profit for the year ended 31 December	
	2006	2005	**2006**	2005
PRC GAAP figures	**388,254**	233,842	**41,892**	27,492
Adjustments for accounting standard differences:				
— Reversal of revaluation surplus and corresponding depreciation[1]	**(7,693)**	(7,999)	**306**	427
— Fair value measurement on investment properties[2]	**3,318**	2,816	**502**	1,695
— Equity securities classified as available-for-sale financial assets and measured at fair value[3]	**2,742**	1,775	**—**	—
— Early retirement benefit obligation[4]	**(5,316)**	(5,097)	**(219)**	(2,627)
— Cost method applied on precious metals[5]	**(791)**	(637)	**(154)**	(329)
— RMB500 million start-up fund for Annuity Plan[6]	**—**	—	**—**	(500)
— Deferred tax and above item impact[7]	**1,866**	992	**184**	290
— Minority interests effect and others	**537**	727	**319**	(527)
Sub-total	**(5,337)**	(7,423)	**938**	(1,571)
IFRS figures	**382,917**	226,419	**42,830**	25,921

(1) Reversal of revaluation surplus and corresponding depreciation

Under PRC GAAP, the Bank recorded an asset revaluation adjustment of RMB10,432 million as at 31 December 2003, related principally to property and equipment, in connection with the Joint Stock Reform Plan. The revalued property and equipment will be amortized over their remaining useful lives. According to IAS 16 Property, Plant and Equipment, once an entity has chosen the cost model as its accounting policy, it shall apply the policy to an entire class of property, and shall not be permitted to measure these fixed assets at fair value. Hence, the asset revaluation surplus and corresponding depreciation recognized under PRC GAAP, should be reversed under IFRS.

(2) Fair value measurement on investment properties

Under PRC GAAP, investment properties as fixed assets are measured at cost after deducting accumulated depreciation and impairment losses. According to IAS 40 Investment Property, investment properties are measured at fair value at the balance sheet date by the Group.

(Amount in millions of Renminbi, unless otherwise stated)

3 RECONCILIATION BETWEEN PRC GAAP AND IFRS FINANCIAL INFORMATION (Continued)

(3) Equity securities classified as available-for-sale financial assets and stated at fair value

Under PRC GAAP, equity securities are accounted for at cost less impairment losses. According to IAS 39 Financial Instruments: Recognition and Measurement, these securities have been classified as available-for-sale and are stated at fair value.

(4) Early retirement benefit obligation

According to MOF requirement, the early retirement benefit expenditures during the early retirement period (from early retirement date to legal retirement date) to those employees who accepted an early retirement arrangement is recognized on a cash basis by the Group. According to IAS 19 Employee Benefits, the early retirement benefit at the balance sheet date should be recorded based on the present value of future payment obligation after adjusting for actuarial gain or loss and past servicing cost.

(5) Cost method applied on precious metals

According to accounting practice of PRC banking industry, all precious metals are initially recognized at cost and subsequently re-measured at fair value at the balance sheet date by the Group. According to IAS 2 Inventories, precious metals that are not related to the Group's precious metals trading activities are carried at cost.

(6) RMB500 million start-up fund for annuity plan

BOC established an annuity plan to provide supplementary retirement benefits to its domestic current employees. Huijin, the parent company, committed a start-up fund of RMB500 million for the annuity plan in 2005. IFRS requires recording this amount in operating expenses and capital reserve.

(7) Deferred tax and above item impact

Under IFRS, deferred income tax is provided using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Under PRC GAAP, deferred income tax is provided using the liability method, on timing differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the financial statements.

The difference between PRC GAAP and IFRS in 2006 mainly represents the deferred income tax credited or charged directly to equity under IFRS relating to the fair value re-measurement of available-for-sale investments charged or credited directly to equity.

APPENDIX II: UNAUDITED NET PROFIT AFTER DEDUCTING NON-ROUTINE ITEMS

For the year ended 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

In accordance with the requirements "Question & Answer No. 1 Concerning Disclosure Convention for Companies Offering Shares to the Public — Non-routine Profit/Loss (revised 2004)", the Group's net profit before and after deducting non-routine items is analysed as follows:

	2006	2005
Net profit	**41,892**	27,492
Add/(Less): non-routine items		
— Net Gain on disposal of long-term equity investments	**(770)**	111
— Non-operating income[1]	**(2,298)**	(2,566)
— Non-operating expense[2]	**1,254**	1,185
— Write-back of the impairments recognized in previous years[3]	**(839)**	(697)
Income tax adjustment	**583**	649
Net profit after deducting the non-routine items	**39,822**	26,174

(1) Non-operating income refers to income which are not directly attributable to business operating activities, including net gains from disposal of fixed assets, gains from fixed assets physical count, penalty income and etc.

(2) Non-operating expense refers to expenses which are not directly attributable to business operating activities, including net losses on disposal of fixed assets, penalty charge expenses, donation, non-routine losses and etc.

(3) Write-back of prior year provision for asset impairment mainly consists of write-back of provision for other receivables and advances.

APPENDIX III: UNAUDITED RETURN ON NET ASSETS AND EARNINGS PER SHARE

For the year ended 31 December 2006 (Amount in millions of Renminbi, unless otherwise stated)

The statement is prepared in accordance with the requirements "Calculation and Disclosure of Return on Net Assets and Earnings per Share" No. 9 issued by the CSRC.

	2006	2005
Net assets as at 31 December	**388,254**	233,842
Net assets for the year (weighted average)	**319,472**	217,866
Weighted average number of ordinary shares in Issue (million) (Note V. 39)	**236,055**	186,425
Net profit for the year	**41,892**	27,492
Return on net asset (weighted average) (%)	**13.11%**	12.62%
Earnings per share (RMB per share) (Note V. 39)	**0.18**	0.15
Non-routine profit for the year	**2,070**	1,318
Net profit after deducting the non-routine items	**39,822**	26,174
Return on net asset after deducting non-routine items (weighted average) (%)	**12.46%**	12.01%
Earnings per share after deducting non-routine items (RMB per share)	**0.17**	0.14

Documents Available for Inspection

I. The accounting statements with the signatures of the Bank's Chairman, President, Executive Vice President in charge of Accounting Function and the person in charge of accounting.

II. The original of auditor's report with the seal of the accounting firm and the signature and seal of a certified public accountant.

III. The originals of all documents and announcements published by the Bank on the *Securities Times, China Securities* and *Shanghai Securities* during the reporting period.

IV. The Articles of Association of the Bank.

Reference for Shareholders

Financial Calendar for 2007

Announcement of 2006 annual result	23 March 2007
Annual report of 2006	To be delivered to H Share shareholders in late April 2007
Annual General Meeting of 2006	To be held on 14 June 2007
Announcement of 2007 interim results	To be announced not later than 31 August 2007

Annual General Meeting

The Bank is scheduled to hold the Annual General Meeting in Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Hai Dian District, Beijing, China at 3:00 pm on 14 June 2007 (Thursday).

Dividends

The Board has recommended a final dividend of RMB0.04 per share subject to the approval of shareholders at the Annual General Meeting of 2006.

Share Information

Listing

The Bank's ordinary shares were listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange on 1 June and 5 July 2006 respectively.

Ordinary Shares

Issued shares: 253,839,162,009 shares

Market Value

As of the last trading day in 2006 (29 December 2006), the Bank's market value was RMB1,291.7 billion (equivalent to HKD1,285.6 billion).

Share Price

Closing price of H Shares on 29 December 2006: HKD4.27
Closing price of A Shares on 29 December 2006: RMB5.43
Highest price of H Shares in 2006: HKD4.28
Lowest price of H Shares in 2006: HKD2.95
Highest price of A Shares in 2006: RMB5.43
Lowest price of A Shares in 2006: RMB3.08

Stock Codes

Stock name:	Bank of China
H Shares:	
Hong Kong Stock Exchange	3988
Reuters	3988.HK
Bloomberg	3988 HK
A Shares:	
Shanghai Stock Exchange	601988
Reuters	601988.SS
Bloomberg	601988 CH

Shareholder Inquiry

If a shareholder intends to inquire share transfer, changes of name or address, loss of share certificate and other information concerning the shares held, he/she may write to the Bank at the following address:

H Shares:

Computershare Hong Kong Investor Services Limited
Rooms 1806–1807, 18/F, Hopewell Center, 183 Queen's Road East, Wan Chai, Hong Kong
Telephone: (852) 2862 8555
Fax: (852) 2865 0990/(852) 2529 6087
E-mail: hkinfo@computershare.com.hk

A Shares:

Shanghai Branch of China Securities Depository and Clearing Corporation Limited
3/F, China Insurance Building
166 East Lujiazui Road, Pudong New Area, Shanghai
Telephone: (86) 021-38874800

Credit Ratings (Long Term)

Fitch Ratings:	A–
Moody's Investors Services:	A2
Rating and Investment Information, Inc.:	A
Standard & Poor's:	BBB+
Dagong Global Credit Rating Co., Ltd.:	AAA

Index Constituent

Hang Seng Index (with effect from 4 December 2006)
Hang Seng China H-Financial Index (launched on 27 November 2006)
Hang Seng China Enterprises Index
Hang Seng Composite Index (HSCI) Series
Hang Seng Freefloat Index (HSFI) Series
MSCI China Index Series
Shanghai Stock Exchange Index Series
FTSE/Xinhua China 25 Index
FTSE/Xinhua Hong Kong Index
FTSE Index Series

Investor Inquiry

For H Share investors, please contact:

Investor Relation Team (Hong Kong) of Bank of China Limited
52/F, Bank of China Tower, 1 Garden Road, Hong Kong
Telephone: (852) 2826 6469
Fax: (852) 2865 0990/(852) 2529 6087
E-mail: bocir@bank-of-china.com

For A Share investors, please contact:

Investor Relation Team (Beijing) of Bank of China Limited
9/F, Bank of China Building, 1 Fuxingmen Nei Dajie, Beijing, China
Telephone: (86) 010-6659 4626
Fax: (86) 010-6659 4579
E-mail: bocir@bank-of-china.com

Other Information

You may obtain a copy of the annual report prepared in accordance with the International Financial Reporting Standards by writing to the Bank's H Share Registrar (address: Rooms 1806–1807, 18/F, Hopewell Center, 183 Queen's Road East, Wan Chai, Hong Kong), and the annual report prepared in accordance with PRC GAAP by writing to the Bank's business place. The English and Chinese versions of the annual report for 2006 are available on the following websites: *www.boc.cn*, *www.sse.com.cn*, and *www.hkex.com.hk*.

If you have any queries about how to obtain copies of the annual report or how to access the document on the Bank's websites, please call the Bank's hotlines at (852) 2862 8633 or (86) 010-6659 6688.

Organizational Chart

The organizational chart[1] of the Group as at 31 December 2006 is as follows:


Other Public Shareholders
Asian Development Bank
UBS AG2
Central SAFE Investments Limited
RBS China
Asia Financial Holding Pte. Ltd.
National Council for Social Security Fund
13.15%
0.20%
1.81%
67.49%
8.25%
4.64%
4.46%
Bank of China Limited
Domestic operations: Head Office, 37 tier-one branches and 10,560 tier-two branches, sub-branches and outlets (see "List of Domestic and Overseas Operations")
Hong Kong and Macau Operations
Other Overseas Operations: Branches, subsidiaries and representative offices spread in 25 overseas countries (see "List of Domestic and Overseas Operations")
50.31%
100%
100%
100%
100%
Macau Branch
Tai Fung Bank Limited
BOC Hong Kong (Group) Limited
BOC International Holdings Limited
BOCG Insurance Company Limited
BOCG Investment Limited
100%
BOC Hong Kong (BVI) Limited
100%
Singapore Aircraft Leasing Enterprise Pte. Ltd.
100%
BOCG Insurance Company Limited3
65.7712%
BOC Hong Kong (Holdings) Limited4
0.0435%
0.0539%
51%
BOC Life Assurance Company Limited
49%
100%
BOCHK

Notes:

1 Prepared based on the interests recorded in the register maintained pursuant to section 336 of the SFO.

2 UBS AG also holds 1,084,612,402 shares of short position, representing 0.43% of the Bank's total issued share capital.

3 Incorporated in the PRC.

4 Listed on the Hong Kong Stock Exchange.

List of Domestic and Overseas Operations

BRANCHES, SUB-BRANCHES AND SUBSIDIARIES AUTHORIZED TO HANDLE INTERNATIONAL BUSINESS

HEAD OFFICE

1 FUXINGMEN NEI DAJIE,
BEIJING 100818, CHINA
SWIFT: BKCH CN BJ
TLX: 22254 BCHO CN
TEL: (86) 010-66596688
FAX: (86) 010-66593777
POST CODE: 100818
Website: www.boc.cn

ANHUI PROVINCE

ANHUI BRANCH

313 MID-CHANGJIANG ROAD,
HEFEI 230061, ANHUI PROV., CHINA
SWIFT: BKCH CN BJ 780
TEL: (86) 0551-2926114
FAX: (86) 0551-2926993
POST CODE: 230061

WUHU BRANCH

258 JIU HUA SHAN ROAD, WUHU
241000, ANHUI PROV., CHINA
SWIFT: BKCH CN BJ 79A
TLX: 91120 WHBOC CN
TEL: (86) 0553-3830735
FAX: (86) 0553-3823492
POST CODE: 241000

MAANSHAN BRANCH

INTERNATIONAL FINANCE
BUILDING, 1 HUAYU ROAD,
MA_ANSHAN 243011,
ANHUI PROV., CHINA
TEL: (86) 0555-2345674
FAX: (86) 0555-2345674
POST CODE: 243011

BEIJING CITY

BEIJING BRANCH

8 YABAO LU, CHAOYANG DISTRICT,
BEIJING 100020, CHINA
SWIFT: BKCH CN BJ 110
TEL: (86) 010-65199988
FAX: (86) 010-65199572
010-65199586
POST CODE: 100020

BOC INTERNATIONAL HOLDINGS LIMITED BEIJING REPRESENTATIVE OFFICE

15/F., TOWER2, YINGTAI BUSINESS CENTER,
NO.28, FINANCE STREET, XICHENG DISTRICT
BEIJING 100032, CHINA
TEL: (86) 010-66229000
FAX: (86) 010-66578950
POST CODE: 100032
Website: www.bocigroup.com
Email: bj@bocigroup.com

BOC GROUP LIFE ASSURANCE CO., LTD. BEIJING REPRESENTATIVE OFFICE

8/F., BOC BLDG., 1 FUXINGMEN NEI
DAJIE, BEIJING 100818, CHINA
TEL: (86) 010-66533316
FAX: (86) 010-66080048
POST CODE: 100818
Email: Bjxianghong@263.net

BANK OF CHINA INSURANCE CO., LTD.

12/F., BOC BLDG., 1 FUXINGMEN NEI DAJIE,
XICHENG DISTRICT, BEIJING 100818, CHINA
TEL: (86) 010-66596288
FAX: (86) 010-66596301
POST CODE: 100818
Website: www.bocins.com

CHONGQING CITY

CHONGQING BRANCH

218 ZHONG SHAN 1 ROAD,
YU ZHONG DISTRICT,
CHONGQING 400013, CHINA
SWIFT: BKCH CN BJ 59A
TEL: (86) 023-63889471
023-63889461
FAX: (86) 023-63889585
POST CODE: 400013

FUJIAN PROVINCE

FUJIAN BRANCH

BOC BLDG., 136 WUSI ROAD,
FUZHOU 350003,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 720
TLX: 92109 BOCFJ CN
TEL: (86) 0591-87848741
0591-87849504
FAX: (86) 0591-87804522
POST CODE: 350003

XIAMEN BRANCH

BOC BLDG., 40 NORTH HUBIN ROAD,
XIAMEN 361012,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73A
TLX: 923012 XMBOC CN
TEL: (86) 0592-5066415
FAX: (86) 0592-5066443
POST CODE: 361012

FUZHOUSHI SHIZHONG SUB-BRANCH

27 GUTIAN ROAD, GULOU DISTRICT,
FUZHOU 350005, FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73E
TEL: (86) 0591-83321310
0591-83318034
FAX: (86) 0591-83321700
POST CODE: 350005

FUQING SUB-BRANCH

SHENGTIAN SQUARE,
QINGCHANG ROAD,
FUQING 350300, FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73L
TLX: 924006 BOCFQ CN
TEL: (86) 0591-85169031
0591-85239999
FAX: (86) 0591-85226149
POST CODE: 350300

PUTIAN BRANCH

933 WENXIAN ROAD,
CHENG XIANG DISTRICT,
PUTIAN 351100, FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73C
TLX: 925003 CBKPT CN
TEL: (86) 0594-2698904
0594-2695974
FAX: (86) 0594-2690761
POST CODE: 351100

QUANZHOU BRANCH

BOC BLDG. FENGZE JIE,
QUANZHOU 362000,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73B
TEL: (86) 0595-21152162
FAX: (86) 0595-22110636
POST CODE: 362000

ZHANGZHOU BRANCH

2 SOUTH YUAN GUANG ROAD,
XIANG CHENG DISTRICT,
ZHANG ZHOU 363000,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73D
TEL: (86) 0596-2972809
FAX: (86) 0596-2972867
POST CODE: 363000

GANSU PROVINCE

GANSU BRANCH

525 TIANSHUI SOUTH ROAD,
LANZHOU 730000,
GANSU PROV., CHINA
SWIFT: BKCH CN BJ 660
TEL: (86) 0931-8410884
FAX: (86) 0931-8410884
POST CODE: 730000

GUANGDONG PROVINCE

GUANGDONG BRANCH

197 DONGFENG XI LU,
GUANGZHOU 510180,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 400
TLX: 441042 GZBOC CN
TEL: (86) 020-83338080
FAX: (86) 020-83344066
POST CODE: 510180

GUANGZHOUZHUJIANG SUB-BRANCH

DEVELOPMENT CENTER,
LINJIANG DADAO, 3,GUANGZHOU,
GUANGDONG PROV., CHINA
TEL: (86) 020-83340998
FAX: (86) 020-37851023
POST CODE: 510623

ZHUHAI BRANCH

1148 YUEHAI EAST ROAD,
GONGBEI, ZHUHAI 519020,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 45P
TLX: 456228 ZUBOC CN
TEL: (86) 0756-8883333
FAX: (86) 0756-8883366
POST CODE: 519020

SHANTOU BRANCH

98 JIN SHA ROAD, SHANTOU 515041,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 41A
TEL: (86) 0754-8262955
FAX: (86) 0754-8262843
POST CODE: 515041

CHAOZHOU BRANCH

BANK OF CHINA BLDG.,
CROSSING OF CHAOZHOU ROAD,
CHAOZHOU 521011,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 41P
TLX: 450020 CZBOC CN
TEL: (86) 0768-2863008
FAX: (86) 0768-2863022
POST CODE: 521011

DONGGUAN BRANCH

72 GUANTAI ROAD,
DONGGUAN 523072,
GUANGDONG PROV., CHINA
TEL: (86) 0769-22819888
FAX: (86) 0769-22818181
POST CODE: 523072

FOSHAN BRANCH

2 REN MIN XI ROAD,
CHAN CHENG DISTRICT,
FOSHAN, GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44A
TLX: 425011 FSBOC CN
TEL: (86) 0757-82683367
FAX: (86) 0757-82221638
POST CODE: 528000

GUANGZHOU K. F. Q. BRANCH

2 QINGNIAN ROAD,
GUANGZHOU 510730,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42G
TLX: 440802 GDZXG CN
TEL: (86) 020-82215911
FAX: (86) 020-82212766
POST CODE: 510730

HUIZHOU BRANCH

22 MAI DI ROAD, HUIZHOU 516001,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 47A
TEL: (86) 0752-2289988
FAX: (86) 0752-2289525
POST CODE: 516001

JIANGMEN BRANCH

22 GANGKOU ROAD, JIANGMEN
529051, GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44K
TEL: (86) 0750-3163160
FAX: (86) 0750-3163166
POST CODE: 529051

MAOMING BRANCH

13 YOUCHENG 5 LU,
MAOMING 525000,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42P
TEL: (86) 0668-2889134
FAX: (86) 0668-2285300
POST CODE: 525000

MEIZHOU BRANCH

53 MEIJIANG 1 ROAD,
MEIZHOU 514021,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 47K
TEL: (86) 0753-2189333
FAX: (86) 0753-2189359
POST CODE: 514021

SHAOGUAN BRANCH

ZHONGYIN BUILDING,
160 JIEFANG ROAD,
SHAOGUAN 512000,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 46P
TEL: (86) 0751-8186948
FAX: (86) 0751-8883976
POST CODE: 512000

YANGJIANG BRANCH

29 DONGFENG 1 LU, YANGJIANG,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42W
TEL:(86) 0662-3216110
FAX:(86) 0662-3227743
POST CODE: 529500

ZHANJIANG BRANCH

50 RENMIN DADAO ZHONG,
ZHANJIANG 524022,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 43P
TEL: (86) 0759-3189813
FAX: (86) 0759-3189888
POST CODE: 524022

ZHAOQING BRANCH

3 DUAN ZHOU 6 ROAD,
ZHAOQING 526020,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 43A
TEL: (86) 0758-2813336
FAX: (86) 0758-2834311
POST CODE: 526020

ZHONGSHAN BRANCH

18 ZHONG SHAN 3rd ROAD,
ZHONGSHAN 528400,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44T
TEL: (86) 0760-8336688
FAX: (86) 0760-8337788
POST CODE: 528400

HESHAN SUB-BRANCH

228 XIN CHENG ROAD,
SHAPING TOWN, HESHAN 529700,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44N
TEL: (86) 0750-8993388
FAX: (86) 0750-8988411
POST CODE: 529700

KAIPING SUB-BRANCH

1 ZHONG YIN ROAD,
KAIPING 529300,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44P
TEL: (86) 0750-2322222
FAX: (86) 0750-2311111
POST CODE: 529300

NANHAI SUB-BRANCH

31 THE MIDDLE OF NANHAI DADAO,
GUICHENG, NANHAI DISTRICT, FOSHAN,
GUANGDONG
PROV., CHINA
SWIFT: BKCH CN BJ 44E
TEL: (86) 0757-86285268
FAX: (86) 0757-86285265
POST CODE: 528200

SANSHUI SUB-BRANCH

4 WEN FENG ZHONG ROAD,
XINAN, SANSHUI DISTRICT,
FOSHAN, GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44C
TEL: (86) 0757-87735286
FAX: (86) 0757-87732139
POST CODE: 528100

SHUNDE SUB-BRANCH

2 FENG SHAN XI ROAD, DALIANG JIEDAO,
SHUNDE DISTRICT,
FOSHAN, GUANGDONG
PROV., CHINA
SWIFT: BKCH CN BJ 44B
TEL: (86) 0757-22389881
FAX: (86) 0757-22389880
POST CODE: 528300

TAISHAN SUB-BRANCH

46 QIAO HU LU, TAICHENG TOWN,
TAISHAN 529200,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44M
TEL: (86) 0750-5551601
FAX: (86) 0750-5526820
POST CODE: 529200

XINHUI SUB-BRANCH

7 ZHUZI ROAD, HUICHENG TOWN,
XINHUI 529100, GUANGDONG
PROV., CHINA
SWIFT: BKCH CN BJ 44L
TEL: (86) 0750-6622073
FAX: (86) 0750-6666021
POST CODE: 529100

GUANGXI ZHUANG*

GUANGXI ZHUANG* BRANCH

39 GUCHENG ROAD, NANNING
530022, GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 480
TLX: 48122 BOCGX CN
TEL: (86) 0771-2879607
FAX: (86) 0771-2811267
POST CODE: 530022

BEIHAI BRANCH

INTERNATIONAL FINANCIAL BUILDING,
BEIHAI STREET,
BEIHAI 536000, GUANGXI ZHUANG*,
CHINA
SWIFT: BKCH CN BJ 49B
TEL: (86) 0779-3061133-206\207
FAX: (86) 0779-3034431
POST CODE: 536000

FANGCHENGGANG BRANCH

38 FU YU STREET,
FANGCHENG GANG 538001,
GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49H
TEL: (86) 0770-2802318
FAX: (86) 0770-2831115
POST CODE: 538001

GUILIN BRANCH

2 ZHONGSHAN ZHONG ROAD,
GUILIN 541001, GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49C
TEL: (86) 0773-2581918
FAX: (86) 0773-2582020
POST CODE: 541002

LIUZHOU BRANCH

178 PING SHAN AVENUE,
LIUZHOU 545005,
GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49D
TEL: (86) 0772-3881862
FAX: (86) 0772-3881999
POST CODE: 545005

WUZHOU BRANCH

1 XINXING 1 ROAD, WUZHOU 543002,
GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49A
TLX: 48680 WZBOC CN
TEL: (86) 0774-2812531
FAX: (86) 0774-3829800
POST CODE: 543002

YULIN BRANCH

248 YI HUAN DONG ROAD,
YULIN 537000, GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49G
TEL: (86) 0775-2650928
FAX: (86) 0775-2825524
POST CODE: 537000

GUIZHOU PROVINCE

GUIZHOU BRANCH

30 DUSI ROAD, GUIYANG,
GUIZHOU PROV., CHINA
SWIFT: BKCH CN BJ 240
TEL: (86) 0851-5815261
FAX: (86) 0851-5825746
POST CODE: 550002

HAINAN PROVINCE

HAINAN BRANCH

33 DATONG ROAD, HAIKOU 570102,
HAINAN PROV., CHINA
SWIFT: BKCH CN BJ 740
TLX: 490172 HABOC CN
TEL: (86) 0898-66778001
FAX: (86) 0898-66562040
POST CODE: 570102

SANYA BRANCH

035 JIEFANG 4 ROAD, SANYA
572000,HAINAN PROV., CHINA
SWIFT: BKCH CN BJ 75A
TEL: (86) 0898-88676001
FAX: (86) 0898-88676003
POST CODE: 572000

HEBEI PROVINCE

HEBEI BRANCH

80 XINHUA ROAD,
SHIJIAZHUANG 050000,
HEBEI PROV., CHINA
SWIFT: BKCH CN BJ 220
TEL: (86) 0311-87866681
FAX: (86) 0311-87866692
POST CODE: 050000

QINHUANGDAO BRANCH

157 YINGBIN ROAD,
QINHUANGDAO 066001,
HEBEI PROV., CHINA
SWIFT: BKCH CN BJ 23A
TEL: (86) 0335-3619050
FAX: (86) 0335-3068179
POST CODE: 066001

TANGSHAN BRANCH

67 XINHUA XIDAO,
TANGSHAN 063004,
HEBEI PROV., CHINA
SWIFT: BKCH CN BJ 23H
TEL: (86) 0315-2221569
FAX: (86) 0315-2221569
POST CODE: 063004

HEILONGJIANG PROVINCE

HEILONGJIANG BRANCH

19 HONGJUN STREET,
HARBIN 150001,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 860
TLX: 87009 BCHB CN
TEL: (86) 0451-53626785
FAX: (86) 0451-53624147
POST CODE: 150001

ZHAOLIN SUB- BRANCH

NO.37 ZHAOLIN STREET,
DAOLI DISTRICT, HARBIN 150010,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87A
TEL: (86) 0451-84648124
FAX: (86) 0451-84610769
POST CODE: 150010

DAQING BRANCH

6 WAN BAO STREET,
SA ER TU DONG FENG
XIN CUN, DAQING,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87D
TEL: (86) 0459-6385681
FAX: (86) 0459-6385679
POST CODE: 163311

HEIHE BRANCH

149 XING_LIN STREET,
HEIHE 164300,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87F
TEL: (86) 0456-8277693
FAX: (86) 0456-8222093
POST CODE: 164300

JIAMUSI BRANCH

57 ZHONGSHAN STREET,
JIAMUSI 154002,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87B
TEL: (86) 0454-8628208
FAX: (86) 0454-8628208
POST CODE: 154002

MUDANJIANG BRANCH

9 TAIPING ROAD,
MUDANJIANG 157000,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87E
TEL: (86) 0453-6678036
0453-6678035
FAX: (86) 0453-6678032
POST CODE: 157000

QIQIHAR BRANCH

6 BUKUI SOUTH STREET,
LONGSHA DISTRICT,
QIQIHAR 161000,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87C
TEL: (86) 0452-2408041
FAX: (86) 0452-2408041
POST CODE: 161000

HENAN PROVINCE

HENAN BRANCH

40 HUA YUAN ROAD,
ZHENGZHOU 450008,
HENAN PROV., CHINA
SWIFT: BKCH CN BJ 530
TEL: (86) 0371-65779966
FAX: (86) 0371-65779878
POST CODE: 450008

HUBEI PROVINCE

HUBEI BRANCH

65 HUANGSHI ROAD, WUHAN
430013, HUBEI PROV., CHINA
SWIFT: BKCH CN BJ 600
TEL: (86) 027-82813723
027-82811707
FAX: (86) 027-82838479
POST CODE: 430013

HANKOU SUB-BRANCH

593 ZHONGSHAN AVENUE,
WUHAN 430021,
HUBEI PROV., CHINA
SWIFT: BKCH CN BJ 61A
TEL: (86) 027-82834891
FAX: (86) 027-82815221
POST CODE: 430021

HUNAN PROVINCE

HUNAN BRANCH

593 FURONG ROAD(M),
CHANGSHA 410011,
HUNAN PROV., CHINA
SWIFT: BKCH CN BJ 970
TEL: (86) 0731-2580703
FAX: (86) 0731-2580707
POST CODE: 410011

XIANGTAN BRANCH

249 JIANSHE NORTH ROAD,
XIANGTAN 411100,
HUNAN PROV., CHINA
SWIFT: BKCH CN BJ 98D
TEL: (86) 0732-8222758
FAX: (86) 0732-8227476
POST CODE: 411100

ZHUZHOU BRANCH

23 TIANTAI ROAD, ZHUZHOU
412007, HUNAN PROV., CHINA
SWIFT: BKCH CN BJ 98C
TEL: (86) 0733-8817047
FAX: (86) 0733-8817003
POST CODE: 412007

INNER MONGOLIA*

INNER MONGOLIA BRANCH

12 XINHUA DAJIE,
XIN CHENG DISTRICT
HUHHOT 010010,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 880
TEL: (86) 0471-4690024
FAX: (86) 0471-4690039
POST CODE: 010010

BAOTOU BRANCH

NO.28, GANGTIE DAJIE,
QINGSHAN QU, BAOTOU 014030,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 89A
TEL: (86) 0472-6965000
FAX: (86) 0472-6965000
POST CODE: 014030

ERDOS CITY BRANCH

29 YIJINHUOLUOXI STREET,
DONGSHENG DISTRICT, ERDOS 017000,
INNER MONGOLIA*, CHINA
TEL: (86) 0477-8369680
FAX: (86) 0477-8369980
POST CODE: 017000

HULUNBEIR CITY BRANCH

16 ALIHE ROAD,
HULUNBEIR CITY 021008,
INNER MONGOLIA*, CHINA
TEL: (86) 0470-8291688
FAX: (86) 0470-8291688
POST CODE: 021008

MANZHOULI BRANCH

28 SAN DAO JIE, MANZHOULI,
INNER MONGOLIA*, CHINA
TEL: (86) 0470-6237306
FAX: (86) 0470-6237306
POST CODE: 021400

JIANGSU PROVINCE

JIANGSU BRANCH

148 ZHONG SHAN NAN LU,
NANJING 210005,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 940
TLX: 34116 BOCJS CN
TEL: (86) 025-84207888
FAX: (86) 025-84208843
POST CODE: 210005

CHANGZHOU BRANCH

150 HEPING SOUTH ROAD,
CHANGZHOU, 213003,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95E
TEL: (86) 0519-8122988
FAX: (86) 0519-8119666
POST CODE: 213003

LIANYUNGANG BRANCH

1 MIDDLE HAILIAN ROAD,
XIN PU DISTRICT,
LIANYUNGANG 222002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95A
TEL: (86) 0518-5319920
0518-5319921
FAX: (86) 0518-5319869
0518-5411983
POST CODE: 222002

NANTONG BRANCH

19 QING NIAN XI ROAD,
NANTONG 226006,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95G
TEL: (86) 0513-83516888
FAX: (86) 0513-83518921
POST CODE: 226006

SUZHOU BRANCH

188 GANJIANG XI ROAD,
SUZHOU 215002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95B
TEL: (86) 0512-65112719
FAX: (86) 0512-65114906
POST CODE: 215002

WUXI BRANCH

258 ZHONG SHAN ROAD,
WUXI 214002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95C
TEL: (86) 0510-82705888
FAX: (86) 0510-82751687
0510-82705888-1000
POST CODE: 214002

YANGZHOU BRANCH

541 WEN CHANG MIDDLE ROAD,
YANGZHOU 225002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95H
TEL: (86) 0514-7361078
FAX: (86) 0514-7361010
POST CODE: 225002

ZHENJIANG BRANCH

235 EAST ZHONGSHAN
ROAD, ZHENJIANG 212001,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95D
TEL: (86) 0511-5020712
FAX: (86) 0511-5027934
POST CODE: 212001

ZHANGJIAGANG SUB-BRANCH

111 REN MIN ROAD(M),
ZHANGJIAGANG 215600,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95L
TEL: (86) 0512-58685888
FAX: (86) 0512-58684349
POST CODE: 215600

JIANGXI PROVINCE

JIANGXI BRANCH

1 ZHANQIAN WEST ROAD,
NANCHANG 330002,
JIANGXI PROV., CHINA
SWIFT: BKCH CN BJ 550
TLX: 95013 BOCNC CN
TEL: (86) 0791-6471503
FAX: (86) 0791-6471505
POST CODE: 330002

JINGDEZHEN BRANCH

1053 CI DU AVENUE,
JINGDEZHEN 333000,
JIANGXI PROV., CHINA
SWIFT: BKCH CN BJ 56A
TEL: (86) 0798-8570628
FAX: (86) 0798-8570625
POST CODE: 333000

JILIN PROVINCE

JILIN BRANCH

699 XI AN DA LU, CHANG CHUN
130061, JILIN PROV., CHINA
SWIFT: BKCH CN BJ 840
TLX: 83006 CCBOC CN
TEL: (86) 0431-8409055
FAX: (86) 0431-8409054
POST CODE: 130061

CHANGCHUN XI AN DA LU SUB-BRANCH

91 TONGZHI STREET,
CHANGCHUN 130061,
JILIN PROV., CHINA
SWIFT: BKCH CN BJ 85A
TEL: (86) 0431-8948671
FAX: (86) 0431-8948667
POST CODE: 130061

JILIN CITY BRANCH

1 SHENZHEN AVENUE, JILIN 132011,
JILIN PROV., CHINA
SWIFT: BKCH CN BJ 85B
TEL: (86) 0432-4670216
FAX: (86) 0432-4670299
POST CODE: 132011

YANBIAN BRANCH

107 RENMIN LU, YANBIAN 133000,
JILIN PROV., CHINA
TEL: (86) 0433-2536454
FAX: (86) 0433-2516877
POST CODE: 133000

LIAONING PROVINCE

LIAONING BRANCH

9 ZHONGSHAN SQUARE,
ZHONG SHAN DISTRICT,
DALIAN 116001,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 810
TEL: (86) 0411-82586666
FAX: (86) 0411-82586366
POST CODE: 116001

DALIAN ZHONGSHAN SQUARE SUB-BRANCH

5 JIEFANG STREET,
ZHONG SHAN DISTRICT,
DALIAN 116001,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82N
TEL: (86) 0411-82641655
FAX: (86) 0411-82519786
POST CODE: 116001

SHENYANG BRANCH

253 SHIFU ROAD, SHENHE DISTRICT,
SHENYANG 110013,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82A
TEL: (86) 024-22810556
FAX: (86) 024-22810536
POST CODE: 110013

ANSHAN BRANCH

298 ROAD, NANZHONGHUA TIEDONG,
ANSHAN, LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82D
TEL: (86) 0412-5933011
FAX: (86) 0412-5933013
POST CODE: 114000

DALIAN DEVELOPMENT ZONE BRANCH

BANK OF CHINA TOWER, 158 JIN
MA LU,DALIAN ECONOMIC AND
TECHNICAL DEVELOPMENT ZONE,
DALIAN 116600,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82H
TEL: (86) 0411-87612223
FAX: (86) 0411-87648411
POST CODE: 116600

JINZHOU BRANCH

25 SECTIONS, 5 JIEFANG ROAD,
LINGHE DISTRICT, JINZHOU
121000, LIAONING PROV., CHINA
TEL: (86) 0416-3185513
FAX: (86) 0416-3185869
POST CODE: 121000

YINGKOU BRANCH

8 WEST, BOHAI DAJIE,
ZHANQIAN DISTRICT,
YINGKOU 115000,
LIAONING PROV., CHINA
TEL: (86) 0417-2805159
FAX: (86) 0417-2833680
POST CODE: 115000

NINGXIA HUI*

NINGXIA BRANCH

170 JIEFANG XI STREET,
YINCHUAN 750001,
NINGXIA HUI*, CHINA
SWIFT: BKCH CN BJ 260
TEL: (86) 0951-5044671
FAX: (86) 0951-5044671
POST CODE: 750001

QINGHAI PROVINCE

QINGHAI BRANCH

218 DONGGUAN STREET,
XINING 810000,
QINGHAI PROV., CHINA
SWIFT: BKCH CN BJ 280
TEL: (86) 0971-8180186
FAX: (86) 0971-8180192
POST CODE: 810000

SHAANXI PROVINCE

SHAANXI BRANCH

38 JUHUA YUAN DONGDA STREET,
XI_AN 710001, SHAANXI PROV., CHINA
SWIFT: BKCH CN BJ 620
TEL: (86) 029-87261726
FAX: (86) 029-87261933
POST CODE: 710001

SHANDONG PROVINCE

SHANDONG BRANCH

59 XIANGGANG ZHONG LU,
QINGDAO 266071,
SHANDONG PROV., CHINA
SWIFT: BKCH CN BJ 500
TEL: (86) 0532-81858201
FAX: (86) 0532-81858185
POST CODE: 266071

JINAN BRANCH

22 LUO YUAN DAJIE, JINAN 250063,
SHANDONG PROV., CHINA
SWIFT: BKCH CN BJ 51B
TEL: (86) 0531-86995076
0531-86995004
FAX: (86) 0531-86995223
POST CODE: 250063

RIZHAO BRANCH

18 HUANGHAI 1 LU, RIZHAO 276826,
SHANDONG PROV., CHINA
SWIFT: BKCH CN BJ 51E
TEL: (86) 0633-8329526
FAX: (86) 0633-8331264
POST CODE: 276826

WEIHAI BRANCH

9 NORTH QINGDAO ROAD,
WEIHAI 264200, SHANDONG PROV.,
CHINA
SWIFT: BKCH CN BJ 51D
TEL: (86) 0631-5326988
FAX: (86) 0631-5317207
POST CODE: 264200

YANTAI BRANCH

166 JIE FANG ROAD,
YANTAI 264001,
SHANDONG PROV., CHINA
SWIFT: BKCH CN BJ 51A
TEL: (86) 0535-6238888
FAX: (86) 0535-6238888-6738
POST CODE: 264001

SHANGHAI CITY

SHANGHAI BRANCH

200 MID. YINCHENG RD.,
PUDONG NEW DISTRICT,
SHANGHAI 200121, CHINA
SWIFT: BKCH CN BJ 300
TLX: 33062 BOCSH CN
TEL: (86) 021-38824588
FAX: (86) 021-64729384
POST CODE: 200121

BOC INTERNATIONAL (CHINA) LIMITED

39-40/F., BANK OF CHINA TOWER,
200 YINCHENG ZHONG LU,
PUDONG, SHANGHAI 200121, CHINA
TEL: (86) 021-68604866
FAX: (86) 021-58883554
POST CODE: 200121
Website: www.bocichina.com
Email: China@bocigroup.com

BOC INTERNATIONAL INVESTMENT MANAGERS LIMITED

45/F., BANK OF CHINA TOWER,
200 YINCHENG ZHONG LU,
PUDONG, SHANGHAI 200121, CHINA
TEL: (86) 021-38834999
FAX: (86) 021-68872488
POST CODE: 200121
Website: www.bociim.com

SHANXI PROVINCE

SHANXI BRANCH

288 YINGZE DAJIE, TAIYUAN 030001,
SHANXI PROV., CHINA
SWIFT: BKCH CN BJ 680
TEL: (86) 0351-8266282
FAX: (86) 0351-4040364
POST CODE: 030001

SHUOZHOU BRANCH

19 KAIFA NAN LU,
SHUOZHOU 036000,
SHANXI PROV., CHINA
TEL: (86) 0349-2022180
FAX: (86) 0349-2020861
POST CODE: 036000

SICHUAN PROVINCE

SICHUAN BRANCH

35 MIDDLE RENMIN ROAD
(2 DUAN), CHENGDU 610015,
SICHUAN PROV., CHINA
SWIFT: BKCH CN BJ 570
TLX: 60306 BOCCD CN
TEL: (86) 028-86403267
028-86741950
FAX: (86) 028-86403346
POST CODE: 610015

CHENGDU SHUDUDADAO SUB-BRANCH

18 NORTH SHUWA 3 STREET,
CHENGDU 610016,
SICHUAN PROV., CHINA
TEL: (86) 028-86668221 86671909 86662260
FAX: (86) 028-86676787 86720847
POST CODE: 610016

SHENZHEN CITY

SHENZHEN BRANCH

INTERNATIONAL FINANCE BUILDING,
2022 JIANSHE ROAD,
LUOHU DISTRICT,
SHENZHEN 518001,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 45A
TLX: 420309 BOCSZ CN
420243 BOCSZ CN
TEL: (86) 0755-22338888
FAX: (86) 0755-82259209
POST CODE: 518005

SHEKOU SUB-BRANCH

18 TAIZI ROAD, HAIJING PLAZA,
SHEKOU, SHENZHEN 518067,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 45B
TEL: (86) 0755-26811848
0755-26811823
FAX: (86) 0755-26811829
POST CODE: 518067

BANK OF CHINA INSURANCE CO., LTD SHENZHEN BRANCH

31/F., INTERNATIONAL
FINANCE BUILDING,
2022 JIANSHE ROAD,
LUOHU DISTRICT,
SHENZHEN 518005,
GUANGDONG PROV., CHINA
TEL: (86) 0755-25155678
FAX: (86) 0755-25179843
POST CODE: 518005
Website: www.boc-ins.com

TIANJIN CITY

TIANJIN BRANCH

80 JIEFANG NORTH ROAD,
HEPING DISTRICT,
TIANJIN 300040, CHINA
SWIFT: BKCH CN BJ 200
TEL: (86) 022-27102335
022-27102329
FAX: (86) 022-23312809
022-27102349
POST CODE: 300040

BINHAI BRANCH

AB1-11, C1-2 BUILD, 5 WEST AREA,
BINHAI FINANCIAL STREET,
51 THE 3rd STREET,
ECONOMIC AND
TECHNOLOGICAL
DEVELOPMENT AREA,
TIANJIN 300457, CHINA
SWIFT: BKCH CN BJ 2IA
TEL: (86) 022-66283917
FAX: (86) 022-66283918
POST CODE: 300457

TIBET*

TIBET BRANCH

28 LINKUO XI LU,
LHASA CITY 850000,
TIBET*, CHINA
SWIFT: BKCH CN BJ 900
TEL: (86) 0891-6835078
FAX: (86) 0891-6835078
POST CODE: 850000

XINJIANG UYGUR*

XINJIANG BRANCH

BANK OF CHINA BUILDING,
2 DONGFENG ROAD,
URUMQI 830002,
XINJIANG UYGUR*, CHINA
SWIFT: BKCH CN BJ 760
TEL: (86) 0991-2336007
FAX: (86) 0991-2828619
POST CODE: 830002

YUNNAN PROVINCE

YUNNAN BRANCH

515 BEIJING ROAD,
KUNMING 650051,
YUNNAN PROV., CHINA
SWIFT: BKCH CN BJ 640
TLX: 64034 KMBNK CN
TEL: (86) 0871-3192910
FAX: (86) 0871-3188976
POST CODE: 650051

ZHEJIANG PROVINCE

ZHEJIANG BRANCH

321 FENG QI ROAD,
HANGZHOU 310003,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 910
TLX: 35019 BOCHZ CN
TEL: (86) 0571-85011888
FAX: (86) 0571-87074837
POST CODE: 310003

NINGBO BRANCH

139 YAOXING JIE,
NINGBO 315000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92A
TLX: 37039 NBBOC CN
TEL: (86) 0574-87196666
FAX: (86) 0574-87198889
POST CODE: 315000

SHAOXING BRANCH

201 MIDDLE RENMIN ROAD
SHAOXING 312000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92D
TLX: 37429 BOCSX CN
TEL: (86) 0575-5111333
FAX: (86) 0575-5134405
POST CODE: 312000

WENZHOU BRANCH

XIHU JINYUAN, RENMIN WEST ROAD,
WENZHOU 325000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92B
TLX: 37110 WZBOC CN
TEL: (86) 0577-88265566
FAX: (86) 0577-88267887
POST CODE: 325000

ZHOUSHAN BRANCH

33 JIEFANGDONGLU ROAD,
DINGHAI, ZHOUSHAN 316000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92E
TEL: (86) 0580-2068120
FAX: (86) 0580-2068008
POST CODE: 316000

* *REFERS TO AUTONOMOUS REGION*

MAJOR HONG KONG AND MACAU NETWORK

BOC HONG KONG (HOLDINGS) LIMITED

52/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 28462700
FAX: (852) 28105830
Website: www.bochk.com

BANK OF CHINA (HONG KONG) LIMITED

1 GARDEN ROAD, HONG KONG
SWIFT: BKCH HK HH
TLX: 73772 BKCHI HX
TEL: (852) 28266888
FAX: (852) 28105963
Website: www.bochk.com

NANYANG COMMERCIAL BANK LIMITED

151 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28520888
FAX: (852) 28153333
Website: www.ncb.com.hk
Email: Nanyang@ncb.com.hk

CHIYU BANKING CORPORATION LIMITED

78 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28430111
FAX: (852) 28104207
Website: www.chiyubank.com
Email: Chiyu@chiyubank.com

BOC CREDIT CARD (INTERNATIONAL) LIMITED

20/F., BOC CREDIT CARD CENTRE
68 CONNAUGHT ROAD WEST,
HONG KONG
TEL: (852) 28538888
FAX: (852) 25415415
Website: www.boci.com..hk

BOC INTERNATIONAL HOLDINGS LIMITED

26/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22308888
FAX: (852) 21479065
Website: www.bocigroup.com
Email: Info@bocigroup.com

BOCI ASIA LIMITED

26/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22308888
FAX: (852) 25226797
Email: Info@bocigroup.com

BOCI SECURITIES LIMITED

20/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 28676333
FAX: (852) 25247327
Email: Securities@bocigroup.com
18/F., LOW BLOCK,
GRAND MILLENNIUM PLAZA,
181 QUEEN'S ROAD CENTRAL,
HONG KONG
TEL: (852) 27189888
FAX: (852) 27189966
Email: Securities@bocigroup.com

BOCI RESEARCH LIMITED

20/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 28676333
FAX: (852) 21479513
Website: www.bociresearch.com
Email: Info@bocigroup.com

BOCI CAPITAL LIMITED

26/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22308888
FAX: (852) 21479065
Email: Info@bocigroup.com

BOCI COMMODITIES & FUTURES LIMITED

SUITES 1601-7, 16/F.,
CITY PLAZA,
1111 KING'S ROAD,
HONG KONG
TEL: (852) 28676600
FAX: (852) 21970290
Email: Futures@bocigroup.com

BOCI-PRUDENTIAL ASSET MANAGEMENT LIMITED

27/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22808000
FAX: (852) 21510968
Website: www.boci-pru.com.hk
Email: Info@boci-pru.com.hk

BOCI-PRUDENTIAL TRUSTEE LIMITED

27/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22808000
FAX: (852) 25166757
Website: www.boci-pru.com.hk
Email: Info@boci-pru.com.hk

BANK OF CHINA GROUP INSURANCE COMPANY LIMITED

9/F., WING ON HOUSE,
71 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28670888
FAX: (852) 25221705
Website: www.bocgroup.com/bocg-ins/
Email: Info_ins@bocgroup.com

BOC GROUP LIFE ASSURANCE COMPANY LIMITED

13-21/F., BOCG INSURANCE TOWER,
134-136 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28629898
FAX: (852) 28660938
Website: www.bocgroup.com/bocg-life
Email: Boc_life@bocgroup.com

BANK OF CHINA GROUP INVESTMENT LIMITED

23/F., BANK OF CHINA TOWER,
1 GARDEN ROAD CENTRAL,
HONG KONG
TEL: (852) 22007500
FAX: (852) 28772629
Website: www.bocgi.com
Email: Bocginv_bgi@bocgroup.com

MACAU BRANCH

BANK OF CHINA BUILDING,
AVENIDA DOUTOR MARIO SOARES,
MACAU
SWIFT: BKCHMOMX
TLX: 88231 BKCHI OM
TEL: (853) 28781828
FAX: (853) 28781833
Website: www.bocmacau.com

MAJOR OVERSEAS NETWORK

ASIA-PACIFIC AREA (EXCLUDING HONG KONG & MACAU)

SINGAPORE BRANCH

4 BATTERY ROAD,
BANK OF CHINA BUILDING,
SINGAPORE 049908
SWIFT: BKCHSGSG
TEL: (65) 65352411
FAX: (65) 65343401
Email: Service_SG@bank-of-china.com

SOUTH SUB-BRANCH

20 MAXWELL ROAD
#01-01, MAXWELL HOUSE,
SINGAPORE 069113
TEL: (65) 62233466
FAX: (65) 62236601

NORTH SUB-BRANCH

133 MIDDLE ROAD, BOC PLAZA,
SINGAPORE 188974
TEL: (65) 68328108
FAX: (65) 63339281

KATONG SUB-BRANCH

188-192 EAST COAST ROAD,
SINGAPORE 428898
TEL: (65) 64402440
FAX: (65) 63440737

CENTRAL SUB-BRANCH

60 CECIL STREET, KPB BUILDING,
SINGAPORE 049709
TEL: (65) 62239622
FAX: (65) 62218820

CHINATOWN SUB-BRANCH

60 EU TONG SEN STREET #01-01,
FURAMA HOTEL, SINGAPORE 059804
TEL: (65) 65337453
FAX: (65) 65345571

BOC INTERNATIONAL (SINGAPORE) PTE. LTD.

4 BATTERY ROAD #04-00,
BANK OF CHINA BUILDING,
SINGAPORE 049908
TEL: (65) 64128899
FAX: (65) 65343996
Email: Singapore@bocigroup.com

BANK OF CHINA (MALAYSIA) BERHAD

GROUND, MEZZANINE, & 1st FLOOR,
PLAZA OSK, 25 JALAN AMPANG,
50450 KUALA LUMPUR, MALAYSIA
SWIFT: BKCHMYKL
TEL: (603) 21626633
FAX: (603) 21615150
Email: Service_MY@bank-of-china.com

SYDNEY BRANCH

39-41 YORK STREET,
SYDNEY NSW 2000, AUSTRALIA
SWIFT: BKCHAU2S
TEL: (612) 82355888
FAX: (612) 92621794
Email: Service_AU@bank-of-china.com

BANK OF CHINA (AUSTRALIA) LIMITED

39-41 YORK STREET, SYDNEY NSW 2000,
AUSTRALIA
SWIFT: BKCHAU2A
TEL: (612) 82355888
FAX: (612) 92621794
Email: Service_AU@bank-of-china.com

HAYMARKET BRANCH

681 GEORGE STREET,
HAYMARKET NSW 2000, AUSTRALIA
TEL: (612) 92123877
FAX: (612) 92123962

MELBOURNE BRANCH

270 QUEEN STREET,
MELBOURNE VIC 3000, AUSTRALIA
TEL: (613) 96023655
FAX: (613) 96023383

PARRAMATTA OFFICE

SHOP 2104, LEVEL 2,
WESTFIELD SHOPPING TOWN,
PARRAMATTA NSW 2150, AUSTRALIA
TEL: (612) 98938833
FAX: (612) 96872919

TOKYO BRANCH

BOC BLDG. 3-4-1 AKASAKA, MINATO-KU,
TOKYO, 107-0052 JAPAN
SWIFT: BKCHJPJT
TEL: (813) 35058818
FAX: (813) 35058433
Email: Service_JP@bank-of-china.com

OSAKA BRANCH

BOC BLDG. 1-1-35 KITAHORIE,
NISHI-KU, OSAKA, 550-0014 JAPAN
SWIFT: BKCHJPJTOSA
TEL: (816) 65393666
FAX: (816) 65381177

YOKOHAMA BRANCH

1/F., FINCL BLDG.89-1 YAMASHITA-CHO,
NAKA-KU, YOKOHAMA, 231-0023 JAPAN
SWIFT: BKCHJPJTYHA
TEL: (8145) 6632288
FAX: (8145) 6638688

OTEMACHI OFFICE

1/F., SHIN-OTEMACHI BLDG.,
2-2-1 OTEMACHI,
CHIYODA-KU, 100-0004 JAPAN
TEL: (813) 32770288
FAX: (813) 32770289

JSC AB 《BANK OF CHINA KAZAKHSTAN》

201, STR. GOGOL, 050026, ALMATY,
REPUBLIC OF KAZAKHSTAN
SWIFT: BKCHKZKA
TEL: (7327) 2585510
FAX: (7327) 2585514/2501896
Email: Service_KZ@bank-of-china.com

YALIAN BRANCH

9, NORTH RING ROAD, 050060, ALMATY,
REPUBLIC OF KAZAKHSTAN
TEL: (7327) 2452373
FAX: (7327) 2452373

SEOUL BRANCH

1/2F., YOUNG POONG BLDG., 33 SEOLIN-DONG,
CHONGRO-GU SEOUL 110-752, KOREA
SWIFT: BKCHKRSEXXX
TEL: (822) 3996268/3996272
FAX: (822) 3996265/3995938
Email: Service_KR@bank-of-china.com

ANSAN BRANCH

1/F., DONG YANG BLDG., 801-11,
WONGOK-DONG, DANWON-GU, ANSAN,
KYONGGI-DO 425-846,KOREA
SWIFT:BKCHKRSEANS
TEL:(8231) 4934638/4954518
FAX:(8231) 4956407

DAEGU BRANCH

1/F., ASIA CEMENT BUILDING.,
220-14, NAEDANG DONG DAEGU,
703-802 KOREA
SWIFT: BKCHKRSEDAE
TEL: (8253) 5232020/5238859
FAX: (8253) 5238861

BANGKOK BRANCH

179/4 BANGKOK CITY TOWER,
SOUTH SATHORN RD.,
TUNGMAHAMEK, SATHORN DISTRICT,
BANGKOK 10120, THAILAND
SWIFT: BKCHTHBK
TLX: 81091 BOCBKK TH
TEL: (662) 2861010
FAX: (662) 2861020
Email: Service_TH@bank-of-china.com

HO CHI MINH CITY BRANCH

19/F., SUN WAH TOWER,
115 NGUYEN HUE BLVD.,
DISTRICT 1, HO CHI MINH CITY, VIETNAM
SWIFT: BKCHVNVX
TEL: (848) 8219949
FAX: (848) 8219948
Email: Service_VN@bank-of-china.com

MANILA BRANCH

G/F & 36/F, PHILAMLIFE TOWER,
8767 PASEO DE ROXAS, MAKATI CITY, MANILA
PHILIPPINES
SWIFT: BKCHPHMM
TEL: (632) 8850111
FAX: (632) 8850532
Email: Service_PH@bank-of-china.com

JAKARTA BRANCH

WISMA TAMARA SUITE 101&201 JALAN
JEND. SUDIRMAN KAV.24 JAKARTA
12920, INDONESIA
SWIFT: BKCHIDJA
TEL: (6221) 5205502
FAX: (6221) 5201113
Email: Service_ID@bank-of-china.com

BAHRAIN REPRESENTATIVE OFFICE

OFFICE 152, AL JASRAH TOWER,
DIPLOMATIC AREA BUILDING 95,
ROAD 1702, BLOCK 317,
P.O.BOX 10059 MANAMA,
KINGDOM OF BAHRAIN
TEL: (973) 17531119
FAX: (973) 17531009
Email: Service_BH@bank-of-china.com

EUROPE

LONDON BRANCH

90 CANNON STREET,
LONDON EC4N 6HA, U.K.
SWIFT: BKCHGB2L
TLX: 8812913 BKCHI G
TEL: (4420) 72828888
FAX: (4420) 76263892
Email: Service_UK@bank-of-china.com

WEST END BRANCH

107 SHAFTESBURY AVE.,
LONDON WID 5DA, U.K.
TEL: (4420) 74375975
FAX: (4420) 77341704

MANCHESTER BRANCH

67-69 MOSLEY STREET,
MANCHESTER M2 3JB, U.K.
TEL: (4416) 12368302
FAX: (4416) 12280285

GLASGOW BRANCH

450 SAUCHIEHALL STREET,
GLASGOW G2 3JD, U.K.
TEL: (4414) 13323354
FAX: (4414) 13326728

BIRMINGHAM BRANCH

33 HORSE FAIR, BIRMINGHAM B1 1DD, U.K.
TEL: (4412) 16227002
FAX: (4412) 16227082

BANK OF CHINA INTERNATIONAL (UK) LIMITED

90 CANNON STREET,
LONDON EC4N 6HA, U.K.
TEL: (4420) 70228888
FAX: (4420) 70228877
Email: Uk@bocigroup.com

LUXEMBOURG BRANCH

37/39 BOULEVARD PRINCE HENRI L-1724,
LUXEMBOURG P. O. BOX 114 L-2011,
LUXEMBOURG
SWIFT: BKCHLULL
TLX: 3546 CHUNG LU
TEL: (352) 221791/4667911
FAX: (352) 221795
Website: www.bank-of-china.com/lu/
Email: Service_LU@bank-of-china.com

BANK OF CHINA (LUXEMBOURG) S.A.

37/39 BOULEVARD PRINCE HENRI L-1724,
LUXEMBOURG P. O. BOX 721 L-2017,
LUXEMBOURG
TEL: (352) 228777/4667911
FAX: (352) 228776
Website: www.bank-of-china.com/lu/
Email: Service_LU@bank-of-china.com

PARIS BRANCH

23-25 AVENUE DE LA GRANDE ARMEE, 75116
PARIS, FRANCE
SWIFT: BKCHFRPP
TLX: 281 090 BDCSP
TEL: (331) 49701370
FAX: (331) 49701372
Email: Service_FR@bank-of-china.com

AGENCE ITALIE

11 PLACE D'ITALIE 75013
PARIS, FRANCE
SWIFT: BKCHFRPP013
TEL: (331) 45828710
FAX: (331) 45857449

FRANKFURT BRANCH

BOCKENHEIMER LANDSTR.39
D-60325 FRANKFURT AM MAIN, GERMANY
SWIFT: BKCHDEFF
TEL: (4969) 1700900
FAX: (4969) 17009050
Website: www.bocffm.com
Email: Service_DE@bank-of-china.com

HAMBURG BRANCH

RATHAUSMARKT 5, D-20095 HAMBURG,
GERMANY
SWIFT: BKCHDEFFHMB
TEL: (4940) 3410668-0
FAX: (4940) 3410668-88

MILAN BRANCH

VIA SANTA MARGHERITA,
NO.14/16 20121 MILANO, ITALY
SWIFT: BKCHITMM
TLX: 326011
TEL: (3902) 864731
FAX: (3902) 89013411
Email: Service_IT@bank-of-china.com

BANK OF CHINA (ELUOSI)

6/F., MOSBUSINESS CENTER, NO. 72,
PROSPECT MIRA, 129110 MOSCOW,
RUSSIA
SWIFT: BKCHRUMM
TLX: 413973 BOCR RU
TEL: (7495) 7950451
FAX: (7495) 7950454
Website: www.boc.ru
Email: Service_RU@bank-of-china.com

BANK OF CHINA (HUNGARY) CLOSE LTD.

BANK CENTER, 7 SZABADSAG TER,
1054 BUDAPEST, HUNGARY
SWIFT: BKCHHUHB
TEL: (361) 3543240
FAX: (361) 3029009
Email: Service_HU@bank-of-china.com

AMERICA

NEW YORK BRANCH

410 MADISON AVENUE, NEW YORK,
NY 10017, U.S.A.
SWIFT: BKCHUS33
TLX: 661723BKCHI
TEL: (1212) 9353101
FAX: (1212) 5931831
Website: www.bocusa.com
Email: Service_US@bank-of-china.com

NEW YORK CHINATOWN BRANCH

42 EAST BROADWAY, NEW YORK,
NY 10002, U.S.A.
SWIFT: BKCHUS33CTX
TLX: 661723BKCHI
TEL: (1212) 9252355
FAX: (1212) 4316157

LOS ANGELES BRANCH

444 SOUTH FLOWER STREET,
39th FLOOR, LOS ANGELES, CA 90071, U.S.A.
SWIFT: BKCHUS33LAX
TLX: 188127BOCLA UT
TEL: (1213) 6888700
FAX: (1213) 6880198

BOC INTERNATIONAL (USA) INC.

Room 202, 1270 Avenue of the Americas
New York, NY 10020, USA
TEL: (212) 2590888
FAX: (212) 2590889
Email: bociusa@bocigroup.com

GRAND CAYMAN BRANCH

GRAND PAVILION COMMERCIAL CENTER
802 WEST BAY ROAD
P.O. BOX 30995
GRAND CAYMAN KY1-1204
CAYMAN ISLANDS
SWIFT: BKCHKYKY
TEL: (1345) 9452000
FAX: (1345) 9452200
Email: Service_KY@bank-of-china.com

PANAMA BRANCH

P.O.BOX 0823-01030,
CALLE MANUEL M. ICAZA NO.14,
PANAMA, REPUBLIC OF PANAMA
SWIFT: BKCHPAPA
TEL: (507) 2635522
FAX: (507) 2239960
Email: Service_PA@bank-of-china.com

BANK OF CHINA (CANADA)

THE EXCHANGE TOWER,
130 KING STREET WEST, SUITE 2730,
P.O.BOX 356, TORONTO,
ONTARIO, CANADA M5X 1E1
SWIFT: BKCHCATT
TLX: 06217598 BOCC TOR
TEL: (1416) 3622991
FAX: (1416) 3623047
Email: Service_CA@bank-of-china.com

TORONTO DOWNTOWN BRANCH

396 DUNDAS STREET WEST, TORONTO,
ONTARIO, CANADA M5T 1G7
SWIFT: BKCHCATTCTX
TEL: (1416) 9718806
FAX: (1416) 9716551

TORONTO SCARBOROUGH BRANCH

UNIT 33, 3300 MIDLAND AVE.,
SCARBORO VILLAGE MALL
SCARBOROUGH,
ONTARIO, CANADA M1V 4A1
TEL: (1416) 2977921
FAX: (1416) 2976187

VANCOUVER BRANCH

1025 DUNSMUIR STREET,
P.O.BOX 49277, FOUR BENTALL CENTRE,
VANCOUVER, B.C., CANADA V7X 1L3
SWIFT: BKCHCATTVAN
TLX: 06959308 BOCC VCR
TEL: (1604) 6831088
FAX: (1604) 6839228

SAO PAULO REPRESENTATIVE OFFICE

AVENIDA PAULISTA, 1337-21 ANDAR, CJ.212,
01311-200 SAO PAULO, S.P.BRASIL
TEL: (5511) 35499958/35499978
FAX: (5511) 35499966
Email: Service_BR@bank-of-china.com

AFRICA

BANK OF CHINA (ZAMBIA) LIMITED

AMANDRA HOUSE, BEN BELLA ROAD,
LUSAKA, ZAMBIA P.O.BOX 34550
SWIFT: BKCHZMLU
TEL: (2601) 235349/222549
FAX: (2601) 235350
Email: Service_ZM@bank-of-china.com

JOHANNESBURG BRANCH

4/F., SOUTH TOWER,
NELSON MANDELA SQUARE,
SANDOWN, SANDTON, SOUTH AFRICA
P.O.BOX 782616 SANDTON, 2146 RSA
SWIFT: BKCHZAJJ
TEL: (2711) 5209600
FAX: (2711) 7832336
Email: Service_ZA@bank-of-china.com

Definitions

In this annual report, unless the context otherwise requires, the following terms shall have the meaning set out below:

"ADB"	Asian Development Bank
"AFH"	Asia Financial Holdings Pte. Ltd., a wholly-owned subsidiary of Temasek Holdings (Private) Limited
"Annual General Meeting"	the annual general meeting of the Bank to be held on Thursday, 14 June 2007 at 3:00 pm at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China
"Articles of Association"	the articles of association of our Bank, approved by the China Banking Regulatory Commission on 27 September 2006
"basis point"	Refer to 0.01 percentage point
"BOCG Insurance"	Bank of China Group Insurance Company Limited
"BOCG Investment"	Bank of China Group Investment Limited
"BOCG Life"	BOC Group Life Assurance Company Limited
"BOCHK"	Bank of China (Hong Kong) Limited, an authorized financial institution incorporated under the laws of Hong Kong and a wholly-owned subsidiary of BOCHK Holdings
"BOCHK (BVI)"	BOC Hong Kong (BVI) Limited
"BOCHK Group"	BOC Hong Kong (Group) Limited
"BOCHK Holdings"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong and the ordinary shares of which are listed on the Hong Kong Stock Exchange
"BOCI"	BOC International Holdings Limited
"BOCI China"	BOC International (China) Limited
"BOCI Group"	BOCI and its subsidiaries and associated companies
"BOCI-Prudential"	BOCI-Prudential Asset Management Limited
"CBRC"	China Banking Regulatory Commission

"Central and Southern China"	the area including Henan, Hubei, Hunan, Guangdong, Shenzhen, Guangxi and Hainan
"China Orient"	China Orient Asset Management Corporation
"CSRC"	China Securities Regulatory Commission
"Eastern China"	the area including Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi and Shandong
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Huijin"	Central SAFE Investments Limited
"Impaired loan"	According to the accounting practices of international banking, if objective impairment evidence shows that the future cash flow of loans will decrease and the amount can be estimated, and then the Bank identifies the loan as impaired loan and recognizes the losses as well.
"Interest-bearing liabilities"	Includes customer deposits, due to and placements from banks and other financial institutions, special purpose borrowings and etc.
"Interest-earning assets"	Includes customer loans, debt securities, due from and placements with banks and other financial institutions.
"Nanyang"	Nanyang Commercial Bank Limited
"NCSSF"	National Council for Social Security Fund
"Non-performing loans"	According to the Guiding Principles on the Classification of Loan Risk Management, loans are divided into five categories by the degree of risk involved. Non-performing loans refer to the Substandard, Doubtful and Loss loans. Five categories are adopted in this report unless otherwise stated.
"Northeastern China"	the area including Heilongjiang, Jilin and Liaoning
"Northern China"	the area including Beijing, Tianjin, Hebei, Shanxi and Inner Mongolia
"our Bank", "the Bank", "the Company", the "Group", "we", and "us"	Bank of China Limited or its predecessors and, except where the context otherwise requires, all of the subsidiaries of Bank of China Limited
"PBOC"	People's Bank of China, the central bank of the PRC

"PRC Commercial Banking Law"	the Commercial Banking Law of the People's Republic of China
"PRC Company Law"	the Company Law of the People's Republic of China
"RBS China"	RBS China Investments S. à r.l.
"RBS Group"	The Royal Bank of Scotland Group plc
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"SALE"	Singapore Aircraft Leasing Enterprise Pte. Ltd.
"SFO"	Securities and Futures Ordinance of the laws of HKSAR
"SHIBOR"	Shanghai Inter-Bank Offered Rate
"UBS"	UBS AG
"Western China"	the area including Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Ningxia, Qinghai, Tibet and Xinjiang

Designed and Printed by RR Donnelley Roman Financial Limited, on Revive Special Silk paper using vegetable oil-based inks. Made in China, the paper comprises 60% virgin fibre, 30% de-inked post-consumer waste and 10% mill broke. Pulps used are elemental chlorine-free.

The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.


Mixed Sources
FSC


Beijing 2008


中国银行
BANK OF CHINA

北京2008年奥运会银行合作伙伴


END

Bank of China Limited

(a joint stock company incorporated in the People's Republic of China with limited liability)

1 Fuxingmen Nei Dajie, Beijing 100818, China

Post code: 100818

Tel: (86) 010-66596688 Fax: (86) 010-66593777 http://www.boc.cn


Mixed Sources
FSC